9A6

08005191

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Provident Financial plc

*CURRENT ADDRESS: Colonnade
Sunbridge Road
Bradford
BD1 2LQ

**FORMER NAME:

PROCESSED
OCT 07 2008 SA
THOMSON REUTERS

**NEW ADDRESS:

FILE NO. 82- 35231

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 10/6/08

EXHIBIT B

PROVIDENT FINANCIAL PLC

ADR

From 1 January 2007 to 8 August 2008 inclusive

The following UK regulatory announcements have been made via a Regulatory Information Service:

Date	Time	Subject
02/01/2007	17.23	Directorate Change
11/01/2007	18.01	Holding(s) in Company
17/01/2007	08.30	Sale of Provident Insurance
17/01/2007	17.32	Holding(s) in Company
19/01/2007	15.57	Total Voting Rights
19/01/2007	15.59	Holding(s) in Company
22/01/2007	17.03	Holding(s) in Company
22/01/2007	17.05	Holding(s) in Company
22/01/2007	17.10	Holding(s) in Company
26/01/2007	07.00	Directorate Change
31/01/2007	16.57	Notice of Results
31/01/2007	18.00	Director Declaration
02/02/2007	17.22	Directorate Change
05/02/2007	16.39	Holding(s) in Company
19/02/2007	17.23	Holding(s) in Company
23/02/2007	14.24	Blocklisting Interim Review
28/02/2007	16.03	Total Voting Rights
07/03/2007	07.01	Final Results
07/03/2007	13.32	Amendment to Record Date
08/03/2007	17.40	Director/PDMR Shareholding
08/03/2007	17.42	Director/PDMR Shareholding
15/03/2007	15.47	Holding(s) in Company
19/03/2007	15.50	Director/PDMR Shareholding
20/03/2007	17.42	Holding(s) in Company
20/03/2007	17.45	Holding(s) in Company
28/03/2007	18.04	Holding(s) in Company
30/03/2007	11.03	AGM Notice/Related Documents
30/03/2007	11.12	Total Voting Rights
30/03/2007	17.56	Director/PDMR Shareholding
02/04/2007	07.00	Annual Information Update
02/04/2007	16.48	Director/PDMR Shareholding
05/04/2007	17.32	Holding(s) in Company
10/04/2007	12.39	Director/PDMR Shareholding
18/04/2007	18.09	Holding(s) in Company
27/04/2007	15.59	Holding(s) in Company

30/04/2007	16.21	Total Voting Rights
01/05/2007	11.59	Director Change (on demerger)
04/05/2007	17.06	Holding(s) in Company
09/05/2007	09.30	Sale of Provident Insurance
11/05/2007	16.19	Director/PDMR Shareholding
11/05/2007	17.32	Holding(s) in Company
16/05/2007	12.00	AGM Statement/Trading Update
16/05/2007	17.34	AGM Resolutions
17/05/2007	17.44	Listing Rule 9.6.13
31/05/2007	16.02	Total Voting Rights
01/06/2007	17.13	Directorate Change
05/06/2007	13.26	Director/PDMR Shareholding
07/06/2007	07.14	Demerger Proposals
15/06/2007	15.39	Insurance Disposal Completed
25/06/2007	18.04	Publication of Circular
26/06/2007	16.12	Holding(s) in Company
29/06/2007	15.06	Total Voting Rights
02/07/2007	17.04	Director/PDMR Shareholding
03/07/2007	17.35	Director/PDMR Shareholding
11/07/2007	08.21	Blocklisting
13/07/2007	12.23	EGM Resolutions
16/07/2007	09.21	Demerger/Share Consolidation
16/07/2007	16.18	Directorate Change
31/07/2007	16.16	Total Voting Rights
21/08/2007	17.11	Holding(s) in Company
31/08/2007	14.14	Total Voting Rights
04/09/2007	17.39	Notice of Results
11/09/2007	07.00	Interim Results
11/09/2007	16.22	Director/PDMR Shareholding
13/09/2007	10.49	Director/PDMR Shareholding
14/09/2007	13.54	Holding(s) in Company
14/09/2007	14.44	Director/PDMR Shareholding
24/09/2007	15.17	Holding(s) in Company
01/10/2007	14.55	Total Voting Rights
03/10/2007	15.28	Director/PDMR Shareholding
17/10/2007	17.11	Director/PDMR Shareholding
24/10/2007	12.28	Director/PDMR Shareholding
31/10/2007	17.12	Total Voting Rights
22/11/2007	16.03	Holding(s) in Company
30/11/2007	16.14	Total Voting Rights
17/12/2007	07.01	Pre-Close Briefing
31/12/2007	07.00	Total Voting Rights
04/01/2008	15.57	Holding(s) in Company
09/01/2008	17.39	Holding(s) in Company
16/01/2008	09.52	Blocklisting Interim Review
31/01/2008	16.39	Total Voting Rights
01/02/2008	14.02	Notice of Results
20/02/2008	18.09	Holding(s) in Company

29/02/2008	11.46	Total Voting Rights
04/03/2008	07.00	Final Results
06/03/2008	18.13	Director/PDMR Shareholding
07/03/2008	16.11	Director/PDMR Shareholding
11/03/2008	16.11	Holding(s) in Company
25/03/2008	15.51	Holding(s) in Company
28/03/2008	10.56	Total Voting Rights
03/04/2008		AGM Notice/Related Documents
08/04/2008		Annual Information Update
09/04/2008		Director/PDMR Holding
17/04/2008		Holding(s) in Company
23/04/2008		Holding(s) in Company
30/04/2008		Total Voting Rights
08/05/2008		Interim Management Statement
08/05/2008		AGM Resolutions
23/05/2008		Holding(s) in Company
28/05/2008		Holding(s) in Company
28/05/2008		Holding(s) in Company
30/05/2008		Total Voting Rights
05/06/2008		Holding(s) in Company
06/06/2008		Holding(s) in Company
23/06/2008		Holding(s) in Company
26/06/2008		Director/PDMR Holding
30/06/2008		Total Voting Rights
08/07/2008		Holding(s) in Company
15/07/2008		Blocklisting Interim Review
22/07/2008		Publication of Half Yearly Financial Report
30/07/2008		Interim Results
31/07/2008		Total Voting Rights
05/08/2008		Holding(s) in Company
07/08/2008		Holding(s) in Company

The company has also made the following filings with the Registrar of Companies, which were made available by the Registrar on the dates shown below. Copies of these documents can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ, or for registered users, through Companies House Direct (*www.direct.companies-house.gov.uk*).

27/01/2007	Form 88(2) return of allotment of shares
27/01/2007	Form 88(2) return of allotment of shares
30/01/2007	363s Annual return made up to 30/01/06
14/02/2007	288b resignation of director
14/02/2007	288a appointment of director
16/02/2007	288a appointment of director
09/03/2007	Form 88(2) return of allotment of shares
06/03/2007	288b resignation of director
24/03/2007	Form 88(2) return of allotment of shares
29/03/2007	Form 88(2) return of allotment of shares

23/04/2007	Form 88(2) return of allotment of shares
02/05/2007	Form 88(2) return of allotment of shares
21/05/2007	Form 88(2) return of allotment of shares
29/05/2007	Special Resolutions passed at AGM
17/06/2007	Form 88(2) return of allotment of shares
19/06/2007	Annual accounts for the period to 31 December 2006
16/07/2007	Form 88(2) return of allotment of shares
17/07/2007	Form 88(2) return of allotment of shares
18/07/2007	Form 88(2) return of allotment of shares
23/07/2007	EGM Resolutions
26/07/2007	Form 88(2) return of allotment of shares
26/07/2007	Form 88(2) return of allotment of shares
26/07/2007	Form 88(2) return of allotment of shares
26/07/2007	Form 88(2) return of allotment of shares
31/07/2007	Form 88(2) return of allotment of shares
31/07/2007	Form 88(2) return of allotment of shares
31/07/2007	Form 88(2) return of allotment of shares
31/07/2007	Form 88(2) return of allotment of shares
31/07/2007	288a appointment of secretary
31/07/2007	288b resignation of director
31/07/2007	288b resignation of director
31/07/2007	288b resignation of director
31/07/2007	288b resignation of director
31/07/2007	288b resignation of director
31/07/2007	288b resignation of secretary
06/08/2007	288a appointment of director
06/08/2007	288a appointment of director
08/08/2007	Form 88(2) return of allotment of shares
09/08/2007	Form 88(2) return of allotment of shares
09/08/2007	Form 88(2) return of allotment of shares
16/08/2007	Form 88(2) return of allotment of shares
16/08/2007	Form 88(2) return of allotment of shares
16/08/2007	Form 88(2) return of allotment of shares
18/08/2007	Form 88(2) return of allotment of shares
06/09/2007	Form 88(2) return of allotment of shares
06/09/2007	Form 88(2) return of allotment of shares
08/09/2007	Form 122 share consolidation
14/09/2007	Form 88(2) return of allotment of shares
24/09/2007	Form 88(2) return of allotment of shares
24/09/2007	Form 88(2) return of allotment of shares
19/10/2007	Form 88(2) return of allotment of shares
20/10/2007	Form 88(2) return of allotment of shares
22/10/2007	Form 88(2) return of allotment of shares
25/10/2007	Form 88(2) return of allotment of shares
14/11/2007	Form 88(2) return of allotment of shares
16/11/2007	Form 88(2) return of allotment of shares
20/11/2007	Form 88(2) return of allotment of shares
20/11/2007	Form 88(2) return of allotment of shares

29/11/2007	Form 88(2) return of allotment of shares
07/12/2007	Form 88(2) return of allotment of shares
10/12/2007	Form 88(2) return of allotment of shares
27/12/2007	Form 88(2) return of allotment of shares
30/12/2007	Form 88(2) return of allotment of shares
31/12/2007	363s Annual return made up to 30/11/2007
11/01/2008	Form 88(2) return of allotment of shares
14/01/2008	Form 88(2) return of allotment of shares
16/01/2008	Form 88(2) return of allotment of shares
18/01/2008	Form 88(2) return of allotment of shares
23/01/2008	Form 88(2) return of allotment of shares
23/01/2008	288c director's particulars changed
04/02/2008	Form 88(2) return of allotment of shares
04/02/2008	Form 88(2) return of allotment of shares
08/02/2008	Form 88(2) return of allotment of shares
21/02/2008	Form 88(2) return of allotment of shares
18/03/2008	Form 88(2) return of allotment of shares
19/03/2008	Form 88(2) return of allotment of shares
16/04/2008	Form 88(2) return of allotment of shares
08/05/2008	Form 88(2) return of allotment of shares
14/05/2008	AGM Resolutions
14/05/2008	Form 88(2) return of allotment of shares
14/05/2008	Annual Accounts for the period to 31 December 2007
14/05/2008	Form 88(2) return of allotment of shares
02/06/2008	Form 88(2) return of allotment of shares
18/06/2008	Form 88(2) return of allotment of shares
08/07/2008	Form 88(2) return of allotment of shares
05/08/2008	Form 88(2) return of allotment of shares
07/08/2008	Form 88(2) return of allotment of shares

The following documents were despatched by the Company to holders of its securities:

29/03/2007	Annual Report and Financial Statement 2006
29/03/2007	Notice of Annual General Meeting 2007
29/03/2007	Form of Proxy
25/06/2007	Demerger Circular and Notice of EGM
25/06/2007	EGM Form of Proxy
25/06/2007	International Personal Finance plc Prospectus
28/09/2007	Interim Report 2007
02/04/2008	Annual Report and Financial Statement 2007
02/04/2008	Notice of Annual General Meeting 2008
02/04/2008	Form of Proxy
13/08/2008	Interim Report 2008

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Directorate Change		14:40 2 Jan 07		

Full Announcement Text

Further to the announcement on 14 November 2006, Robin Ashton has resigned from the board of Provident Financial plc with effect from 31 December 2006.

Rosamond J Marshall Smith
General Counsel and Company Secretary
Tel: 01274 731111

2 January 2007

status list

Ref: 87890
Released 17.23
E. Vesey

Further to the announcement on 14 November 2006, Robin Ashton has resigned from the board of Provident Financial plc with effect from 31 December 2006.

Rosamond J Marshall Smith
General Counsel and Company Secretary
Tel: 01274 731111

2 January 2007

Ref: 4111P
Released

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		17:38 11 Jan 07		

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Provident Financial plc

2. Name of shareholder having a major interest

Prudential plc/M&G Group Limited/M&G Limited/The Prudential Assurance Company Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

E Vesting
1743

Notification in respect of shareholders named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Prudential plc

ESMEE FAIRBAIRN FOUNDATION	239,677
J P MORGAN NOMINEES	48,324
M&G INCOME INV CO LTD	478,942
NORTRUST NOMINEE LTD A/C MHA01	600,000
NORTRUST NOMINEE LTD A/C MHF01	52,998
NORTRUST NOMINEE LTD A/C MKD01	1,625,000
NORTRUST NOMS LTD	632,475
NORTRUST NOMS LTD A/C CRI01	2,000,000
NORTRUST NOMS LTD A/C MVA01	92,038
NORTRUST NOMS LTD A/C MVB01	325,000
NORTRUST NOMS LTD A/C PUC01	356,764
NORTRUST NOMS LTD A/C PUI01	18,626
PRUCLT HSBC GIS NOM (UK) PAC AC	16,605,088
PRUCLT HSBC GIS NOM (UK) PHL AC	880,891
PRUCLT HSBC GIS NOM (UK) PPL AC	1,040,645
PRUCLT HSBC GIS NOM (UK) HYBF AC	268,049
RECOVERY INV COMPANY LIMITED	407,377
Total	25,671,894
Percentage of issued share capital	10.02%

M&G Group Limited

ESMEE FAIRBAIRN FOUNDATION	239,677
M&G INCOME INV CO LTD	478,942

NORTRUST NOMINEE LTD A/C MHA01	600,000
NORTRUST NOMINEE LTD A/C MHF01	52,998
NORTRUST NOMINEE LTD A/C MKD01	1,625,000
NORTRUST NOMS LTD	632,475
NORTRUST NOMS LTD A/C CRI01	2,000,000
NORTRUST NOMS LTD A/C MVA01	92,038
NORTRUST NOMS LTD A/C MVB01	325,000
NORTRUST NOMS LTD A/C PUC01	356,764
NORTRUST NOMS LTD A/C PUI01	18,626
PRUCLT HSBC GIS NOM (UK) PAC AC	16,605,088
PRUCLT HSBC GIS NOM (UK) PHL AC	880,891
PRUCLT HSBC GIS NOM (UK) PPL AC	1,040,645
PRUCLT HSBC GIS NOM (UK) HYBF AC	268,049
RECOVERY INV COMPANY LIMITED	407,377
Total	25,623,570
Percentage of issued share capital	10.00%

M&G Limited

ESMEE FAIRBAIRN FOUNDATION	239,677
M&G INCOME INV CO LTD	478,942
NORTRUST NOMINEE LTD A/C MHA01	600,000
NORTRUST NOMINEE LTD A/C MHF01	52,998
NORTRUST NOMINEE LTD A/C MKD01	1,625,000
NORTRUST NOMS LTD	632,475
NORTRUST NOMS LTD A/C CRI01	2,000,000
NORTRUST NOMS LTD A/C MVA01	92,038
NORTRUST NOMS LTD A/C MVB01	325,000
NORTRUST NOMS LTD A/C PUC01	356,764
NORTRUST NOMS LTD A/C PUI01	18,626
PRUCLT HSBC GIS NOM (UK) PAC AC	16,605,088
PRUCLT HSBC GIS NOM (UK) PHL AC	880,891
PRUCLT HSBC GIS NOM (UK) PPL AC	1,040,645
PRUCLT HSBC GIS NOM (UK) HYBF AC	268,049

RECOVERY INV COMPANY LIMITED	407,377
Total	25,623,570
Percentage of issued share capital	10.00%

The Prudential Assurance Company Limited:

PRUCLT HSBC GIS NOM (UK) PAC AC	16,605,088
PRUCLT HSBC GIS NOM (UK) PPL AC	1,040,645
Total	17,645,733
Percentage of issued share capital	6.89%

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

-

9. Class of security

Ordinary shares of 10 4/11p

10. Date of transaction

8 January 2007

11. Date company informed

10 January 2007

12. Total holding following this notification

Prudential plc holds 25,671,894 shares
M&G Group Limited holds 25,623,570 shares
M&G Group Limited holds 25,623,570 shares
The Prudential Assurance Company Limited holds 17,645,733 shares

13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

Prudential plc 10.02%
M&G Group Limited 10.00%
M&G Limited 10.00%
The Prudential Assurance Company Limited 6.89%

14. Any additional information

15. Name of contact and telephone number for queries

Emma G Versluys
Tel: 01274 731111 ext. 2569

16. Name and signature of authorised company official responsible for making this notification

Emma G Versluys
Assistant Company Secretary

Date of notification

11 January 2007

---

status list

verbally approved by Andrew Fisher 5.10pm on 16 January 2007

approved by JUK 5.5

16 January 2007

Released 8.30am 17.1.07

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Sale of Provident Insurance		16:48 16 Jan 07		

Full Announcement Text

Sale of Provident Insurance

Provident Financial announces that, in response to third party approaches for its non-core insurance business, Provident Insurance, it has decided to commence discussions with a view to establishing whether greater shareholder value could be created through the sale of that business than would be likely to be achieved if it were to remain within the UK group following the demerger of its international business. Further announcements on the progress of these discussions, as well as on the demerger preparations, will be made at the time of announcement of the group's 2006 preliminary results on March 7, 2007.

Lexicon Partners is handling the potential sale on behalf of the Board.

Enquiries

Kevin Byram, Brunswick	020 7404 5959
Nigel Prideaux, Brunswick	020 7404 5959

status list

Ref: 7107P
Released 17.32hs

RECEIVED
2008 SEP 26 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		16:56 17 Jan 07		

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Provident Financial plc

2. Name of shareholder having a major interest

Franklin Resources Inc. and its affiliates

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of 2 above

E. Verwey
530

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase Bank	16,986,989
Bank of New York, London	15,000
State Street Bank	247,900
Mellon Bank NA	410,341

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

-

9. Class of security

Ordinary shares of 10 4/11p

10. Date of transaction

16 January 2007

11. Date company informed

17 January 2007

12. Total holding following this notification

17,660,230

13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

6.8936%

14. Any additional information

-

15. Name of contact and telephone number for queries

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 ext. 2569

16. Name and signature of authorised company official responsible for making this notification

Emma G Versluys
Assistant Company Secretary

Date of notification

17 January 2007

Ref 8588P
Released 15.57

London STOCK EXCHANGE | RNS | The company news service from the London Stock Exchange

Last Refreshed At 14:07 Fri, Jan 19 2007 UK Time

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights		14:07 19 Jan 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

This announcement is issued to comply with the transitional provisions of the Financial Services Authority's Disclosure and Transparency Rules.

As at 19 January 2007, Provident Financial plc's capital consists of 256,183,459 ordinary shares of 10 4/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 256,183,459.

The above figure (256,183,459) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Rosamond J Marshall Smith
General Counsel and Company Secretary
Tel: 01274 731111 ext. 2356

E. Neeny 1421

status list

Ref: 8591P
Released 15.59.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		09:12 19 Jan 07		

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Provident Financial plc

2. Name of shareholder having a major interest

Franklin Resources Inc. and its affiliates

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of 2 above

E. Vefungo 1125

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase Bank	14,288,644
Bank of New York, London	15,000
State Street Bank	247,900
Mellon Bank NA	410,341

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

-

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Not disclosed

9. Class of security

Ordinary shares of 10 4/11p

10. Date of transaction

18 January 2007

11. Date company informed

18 January 2007

12. Total holding following this notification

14,961,885

13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

5.8403%

14. Any additional information

-

15. Name of contact and telephone number for queries

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 ext. 2569

16. Name and signature of authorised company official responsible for making this notification

Emma G Versluys
Assistant Company Secretary

Date of notification

19 January 2007

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		13:37 22 Jan 07		

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Provident Financial plc

2. Name of shareholder having a major interest

Prudential plc/The Prudential Assurance Company Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of shareholders named in 2 above

9499P Released 17.03hrs

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Prudential plc

ESMEE FAIRBAIRN FOUNDATION	239,677
J P MORGAN NOMINEES	48,324
M&G INCOME INV CO LTD	478,942
NORTRUST NOMINEE LTD A/C MHA01	600,000
NORTRUST NOMINEE LTD A/C MHF01	52,998
NORTRUST NOMINEE LTD A/C MKD01	1,625,000
NORTRUST NOMS LTD	632,475
NORTRUST NOMS LTD A/C CRI01	2,000,000
NORTRUST NOMS LTD A/C MVA01	92,038
NORTRUST NOMS LTD A/C MVB01	325,000
NORTRUST NOMS LTD A/C PUC01	356,764
NORTRUST NOMS LTD A/C PUI01	17,718
PRUCLT HSBC GIS NOM (UK) PAC AC	16,605,088
PRUCLT HSBC GIS NOM (UK) PHL AC	880,891
PRUCLT HSBC GIS NOM (UK) PPL AC	1,040,645
PRUCLT HSBC GIS NOM (UK) HYBF AC	217,797
RECOVERY INV COMPANY LIMITED	407,377
Total	25,620,734
Percentage of issued share capital	10.00%

The Prudential Assurance Company Limited:

PRUCLT HSBC GIS NOM (UK) PAC AC	16,605,088
PRUCLT HSBC GIS NOM (UK) PPL AC	1,040,645
Total	17,645,733
Percentage of issued share capital	6.89%

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

-

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Not disclosed

9. Class of security

Ordinary shares of 10 4/11p

10. Date of transaction

18 January 2007

11. Date company informed

19 January 2007

12. Total holding following this notification

Prudential plc holds 25,620,734 shares
The Prudential Assurance Company Limited holds 17,645,733 shares

13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

Prudential plc 10.00%
The Prudential Assurance Company Limited 6.89%

14. Any additional information

Provident Financial plc received notification on 19 January 2007 that M&G Group Limited and M&G Limited have ceased to have a notifiable interest in the share capital of the company.

15. Name of contact and telephone number for queries

Emma G Versluys
Tel: 01274 731111 ext. 2569

16. Name and signature of authorised company official responsible for making this notification

Emma G Versluys
Assistant Company Secretary

Date of notification

22 January 2007

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Provident Financial PLC	Holding(s) in Company		13:44 22 Jan 07		

Full Announcement Text

Ref 9505P Released 17.05hrs

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Provident Financial plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of shareholder named in 2 above

E.V. [signature] 14:16

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	1,053,398
Bank of New York	17,987
Barclays Trust Co as Exec/Adm	109
Barclays Capital Nominees Limited	1,014,368
Barclays Capital Nominees Limited	1,401,118
Barclays Global Investors	1,564,682
Barclays Global Investors Canada	19,757
Barclays Trust Co & Others	3,654
Barclays Trust Co DMC69	374
Barclays Trust Co R69	10,270
Durlacher Nominees Ltd	726,200
Gerrard Nominees Limited a/c 620404	395
Greig Middleton Nominees Limited (GM1)	89,656
Investors Bank and Trust Co.	1,206,930
JP Morgan (BGI Custody)	2,216,415
JP Morgan (BGI Custody)	338,571
J P Morgan Chase	291,146
J P Morgan Chase	16,413
J P Morgan Chase Bank	27,621
Mellon Trust – US Custodian / Trustee	9,143
Mitsui Asset Trust and Banking Company Limited	4,633
Mizuho Trust & Banking Co. Ltd	1,972
R C Greig Nominees Limited	188,513
R C Greig Nominees Limited GP1	17,005
R C Greig Nominees Limited SA1	12,416
R C Greig Nominees Limited a/c AK1	119,302
R C Greig Nominees Limited a/c BL1	17,645
R C Greig Nominees Limited a/c CM1	20,510
State Street Boston	118,289

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

-

9. Class of security

Ordinary shares of 10 4/11p

10. Date of transaction

18 January 2007

11. Date company informed

22 January 2007

12. Total holding following this notification

10,508,492

13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

4.10%

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		13:41 22 Jan 07		

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Provident Financial plc

2. Name of shareholder having a major interest

Schroder plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of 2 above

Not 9507P
Released
17.10hrs.

E. Verity
1417

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Schroder Investment Management Limited	18,881,093
Schroder & Co Limited	74,784

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

-

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Not disclosed

9. Class of security

Ordinary shares of 10 4/11p

10. Date of transaction

20 January 2007

11. Date company informed

20 January 2007

12. Total holding following this notification

18,955,877

13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

7.399%

14. Any additional information

-

15. Name of contact and telephone number for queries

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 ext. 2569

16. Name and signature of authorised company official responsible for making this notification

Emma G Versluys
Assistant Company Secretary

Date of notification

22 January 2007

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Directorate Change		06:38 26 Jan 07		

Full Announcement Text

NEW CHAIRMAN FOR PROVIDENT INTERNATIONAL BUSINESS

The Board of Provident Financial plc announces that Christopher Rodrigues is joining the Board as a deputy chairman and Chairman of the International Division with immediate effect. Following the demerger of the International Division, he will become the first Chairman of the International business when it becomes a new public company.

Mr Rodrigues, 57, has held a number of senior roles in international corporations in the financial services sector and has first hand demerger and flotation experience. He is a former president and chief executive of Visa International and was chief executive of Bradford & Bingley when it demutualised and became a public company. He was a founding Board member of the Financial Services Authority, serving from 1998 to 2004.

His new role is in addition to his chairmanship of Visit Britain and his non-executive directorship of Ladbrokes.

E Ndungo 0645

John van Kuffeler, Chairman of Provident Financial, said: "Christopher's wealth of experience in international business makes him an excellent choice as the first Chairman of Provident Financial's International business. We are delighted he is joining."

Christopher Rodrigues said: "I am joining at an exciting time. The International Division is expanding rapidly and the demerger will enable a new focus to be brought to a business which provides consumers with a product and service they value."

As previously announced, Provident Financial will give a full update on the demerger when it presents its preliminary results for 2006 on March 7. The demerger is planned for the spring.

Further information:
Kevin Byram/Nigel Prideaux, Brunswick 020 7404 5959

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Provident Financial PLC	Notice of Results		16:55 30 Jan 07		

Full Announcement Text

Provident Financial plc – Notice of results

As indicated in the pre-close briefing released on 18 December 2006, Provident Financial plc announces that its final results for the year ended 31 December 2006 are scheduled to be released at 7.00am on Wednesday, 7 March 2007.

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Released 16:57

49930

21/1/07

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Provident Financial PLC	Director Declaration		17:43 31 Jan 07		

Full Announcement Text

Provident Financial plc

Notification under listing rule 9.6.13

Provident Financial plc announces that there is no further information to disclose under Listing Rule 9.6.13 in respect of Christopher Rodrigues, whose appointment to the board of directors was announced on 26 January 2007.

Emma G Versluys
Assistant Company Secretary
31 January 2007

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5114Q
Released 18 00hrs
E. Versluys
31/1/07 1758

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Directorate Change		17:07 2 Feb 07		

Full Announcement Text

Provident Financial plc is delighted to confirm, pursuant to its announcement on 5 December 2006, that Robert Hough joined the board as an independent non-executive director on 1 February 2007.

Robert Hough has a beneficial interest in 850 shares in the company. The registered shareholder is Rulegale Nominees Limited a/c GENRL PEP.

Provident Financial also announces that Graham Pimlott, who has been an independent non-executive director since 2003, will be leaving the board on 27 February 2007. The board thanks him for his valuable contribution and wishes him well for the future.

Rosamond J Marshall Smith
General Counsel and Company Secretary
Tel: 01274 731111 ext. 2356

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Released 17:22
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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		16:07 5 Feb 07		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):

E. Vedungo
5/2/07
1622

Templeton Asset Management Ltd.

4. Full name of shareholder(s) (if different from 3.) (iv):
JP Morgan Chase Bank
Bank of New York
State Street Bank
Mellon Bank NA

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
24 January 2007

6. Date on which issuer notified:
2 February 2007

7. Threshold(s) that is/are crossed or reached:
Below 5%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 10 4/11p ISIN : GB0002685963	14,961,885	14,961,885

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN : GB0002685963					Less than 5%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
Emma G Versluys

15. Contact telephone number:
01274 731111 Ext. 2569

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Released 17:23

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		17:00 19 Feb 07		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

Evening 1704

....

3. Full name of person(s) subject to the notification obligation (iii):
Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

Prudential plc
- Esmee Fairbairn Foundation
- JP Morgan Nominees
- M&G Income Inv Co Ltd
- Nortrust Nominee Ltd A/C MHA01
- Nortrust Nominee Ltd A/C MHF01
- Nortrust Nominee Ltd A/C MKD01
- Nortrust Noms Ltd
- Nortrust Noms Ltd A/C CRI01
- Nortrust Noms Ltd A/C MVA01
- Nortrust Noms Ltd A/C MVB01
- Nortrust Noms Ltd A/C PUC01
- Nortrust Noms Ltd A/C PUI01
- Pruclt HSBC GIS Nom (UK) PAC AC
- Pruclt HSBC GIS Nom (UK) PHL AC
- Pruclt HSBC GIS Nom (UK) PPL AC
- Pruclt HSBC GIS Nom (UK) HYBF AC
- Recovery Inv Company Limited

M&G Group Limited
- Esmee Fairbairn Foundation
- M&G Income Inv Co Ltd
- Nortrust Nominee Ltd A/C MHA01
- Nortrust Nominee Ltd A/C MHF01
- Nortrust Nominee Ltd A/C MKD01
- Nortrust Noms Ltd
- Nortrust Noms Ltd A/C CRI01
- Nortrust Noms Ltd A/C MVA01
- Nortrust Noms Ltd A/C MVB01
- Nortrust Noms Ltd A/C PUC01

Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

M&G Investment Management Limited
Esmee Fairbairn Foundation
M&G Income Inv Co Ltd
Nortrust Nominee Ltd A/C MHA01
Nortrust Nominee Ltd A/C MKD01
Nortrust Noms Ltd
Nortrust Noms Ltd A/C CRI01
Nortrust Noms Ltd A/C MVA01
Nortrust Noms Ltd A/C MVB01
Nortrust Noms Ltd A/C PUC01
Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

M&G Limited
Esmee Fairbairn Foundation
M&G Income Inv Co Ltd
Nortrust Nominee Ltd A/C MHA01
Nortrust Nominee Ltd A/C MHF01
Nortrust Nominee Ltd A/C MKD01
Nortrust Noms Ltd
Nortrust Noms Ltd A/C CRI01
Nortrust Noms Ltd A/C MVA01
Nortrust Noms Ltd A/C MVB01
Nortrust Noms Ltd A/C PUC01
Nortrust Noms Ltd A/C PUI01

Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Prucit HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

The Prudential Assurance Company Limited
Prucit HSBC GIS Nom (UK) PAC AC
Prucit HSBC GIS Nom (UK) PHL AC

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
14 February 2007

6. Date on which issuer notified:
16 February 2007

7. Threshold(s) that is/are crossed or reached:
Below 10%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
Ordinary shares of 10 4/11p ISIN: GB0002685963	**25,620,734**	**25,620,734**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)	**% of voting rights**

Ordinary shares of 10 4/11p ISIN: GB0002685963	Direct 25,436,472	Direct (x) 25,436,472	Indirect (xi)	Direct 9.92%	Indirect

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights.

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

……………..

Proxy Voting:

10. Name of the proxy holder:

……………..

11. Number of voting rights proxy holder will cease to hold:

……………..

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Emma G Versluys

15. Contact telephone number:

01274 731111 ext. 2569

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Blocklisting Interim Review		13:55 23 Feb 07		

Full Announcement Text

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 23 February 2007

Name of *applicant*:		Provident Financial plc		
Name of scheme:		Provident Financial plc share option schemes		
Period of return:	From:	10/08/2006	To:	09/02/2007
Balance under scheme from previous return:		2,734,709		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		2,500,000		

Released 14:24
Ref 7906R

Evening 1419

Number of *securities* issued/allotted under scheme during period:	637,125
Balance under scheme not yet issued/allotted at end of period	4,597,584
Number and *class* of *securities* originally listed and the date of admission	1,306,509 ordinary shares of 10 4/11p, 27 April 1998 1,000,000 ordinary shares at 10 4/11p, 12 March 1999 3,000,000 ordinary shares of 10 4/11p, 9 March 2004 1,000,000 ordinary shares of 10 4/11p, 30 October 2006 1,500,000 ordinary shares of 10 4/11p, 20 December 2006
Total number of *securities* in issue at the end of the period	256,205,959

Name of contact:	Emma G Versluys
Address of contact:	Provident Financial plc, Colonnade, Sunbridge Road, Bradford, West Yorkshire, BD1 2LQ
Telephone number of contact:	01274 731111 extension 2569

SIGNED BY Emma G Versluys, Assistant Company Secretary
for and on behalf of
Provident Financial plc

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Provident Financial PLC	Total Voting Rights		15:18 28 Feb 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

This announcement is issued to comply with the Financial Services Authority's Disclosure and Transparency Rules.

As at 28 February 2007, Provident Financial plc's capital consists of 256,205,959 ordinary shares of 10 4/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 256,205,959.

The above figure (256,205,959) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 ext. 2569

Released 16:03
Ref: 06355
E Versluys
1553

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Final Results	07:00 7 Mar 07	17:40 6 Mar 07		

Full Announcement Text

OK to send
RBHall
8.20pm
06/03/07

Provident Financial plc
Preliminary announcement of the final results
for the year ended 31 December 2006

H I G H L I G H T S

Provident Financial is a leading international group providing home credit, credit cards and motor insurance with 4.1 million customers in the UK, Republic of Ireland, Central Europe, Mexico and Romania.

Key financial results

	2006	2005	Percentage change
Profit before tax and exceptional costs[1,2]	£191.3m	£181.4m	+5.5%
Pre-exceptional earnings per share[1]	52.92p	50.41p	+5.0%
Profit before tax[2]	£180.2m	£40.4m	
Basic earnings per share	49.00p	nil	
Full year dividend per share	36.50p	35.43p	+3.0%

[1] *Stated before exceptional demerger costs of £11.1m in 2006 and Yes Car Credit closure costs of £141.0m in 2005*

[2] *2006 profit before tax includes a one-off £6.6m pension credit in respect of changes to members' commutation rights*

Key points

- Group profit before tax and exceptional costs up 5.5% after absorbing £30.4m (2005 £19.0m) of investment in start-up businesses to drive future UK and international growth (Vanquis Bank £18.3m, new international countries £12.1m)
- UK home credit customer growth for the first time in three years, up 2.0% to 1.52 million, after a step up in marketing activity
- Vanquis Bank customer numbers pass year end target of 250,000, up 57% on prior year
- Profits from established Central European home credit businesses up 8.2% to £65.7m (2005 £60.7m)
- Motor insurance pre-tax profit up 2.5% to £41.0m (2005 £40.0m)

Commenting on the results, John van Kuffeler, Chairman, said:

"With growth in customer numbers restored, the medium-term outlook for UK home credit has improved over the past 12 months and the business is well placed to take advantage of changing market conditions. Future performance will benefit as the recent investments in marketing and technology gain momentum, although the business will have

to absorb the financial impact of the Competition Commission remedies. Vanquis Bank, which made a substantial start-up loss in 2006, is expected to trade at around breakeven for 2007 as a whole.

Having laid sound foundations in Central Europe during 2006, we expect to see continued progress in the coming year. The opportunity within the international business for growth in both existing and new markets remains excellent.

2006 has been a year of significant progress for the group. The investment in new businesses will benefit the future growth of both the UK and international businesses. This leaves the group well placed to effect the demerger of the international business following the sale of Provident Insurance which the board expects to be completed during the second quarter of 2007."

John van Kuffeler
Chairman
7 March 2007

Enquiries:	Today	Thereafter
Media		
David Stevenson, Provident Financial	020 7404 5959	01274 731111
Kevin Byram, Brunswick	020 7404 5959	020 7404 5959
Nigel Prideaux, Brunswick	020 7404 5959	020 7404 5959
Investor Relations		
Steve Jones, Provident Financial	020 7404 5959	01274 731111

Chairman's statement

Overview

2006 has been a year of significant progress for the group. The investment in new businesses will benefit the future growth of both the UK and international businesses, and leaves the group well placed to complete the forthcoming demerger of the international business.

UK operations

In 2006, UK home credit has restored customer growth, enhanced credit management, invested in technology to drive future efficiency and effectiveness, seen a conclusion to the long running Competition Commission inquiry and, overall, generated improved medium term prospects.

The UK home credit business grew customer numbers for the first time in three years, assisted by increased investment in marketing which has opened up new sales channels and stimulated customer growth. 2006 saw continuing pressure on the disposable incomes of UK home credit customers. Impairment charges rose at a faster rate than revenue, although in comparison with other UK lenders, were kept well in check by enhanced credit management and arrears processes.

Efficiency is a key priority for UK home credit and the integration of the Greenwood Personal Credit and Provident Personal Credit field management and administration was completed early in the year. In addition, the investment in hand-held computers for agents which is expected to be rolled out from 2007, will allow the company to operate more efficiently in future years and also increase the effectiveness of the agency force. Overall, UK home credit profits for 2006 of £127.5 million (2005 £130.0 million) were lower than 2005 because of increased marketing expenditure and impairment charges.

Vanquis Bank's focus on developing more rigorous underwriting criteria together with increasing the resources dedicated to collections proved to be the right priorities in 2006, a year of difficult market conditions which saw impairment charges rise across the industry. Customer numbers continue to grow and exceeded 250,000 by the end of the year, assisted by internet recruitment which has supplemented the primary direct mail sales channel. Vanquis Bank re-priced its assets towards the end of 2006 and, in line with corporate objectives, the business is expected to trade around breakeven for 2007 as a whole.

The motor insurance business once again delivered excellent results, with increased profits benefiting from releases of prior years' claims reserves. Yesinsurance.co.uk, the internet-based distribution channel launched during 2006, is

trading well.

Discussions with potential acquirers of the motor insurance business are proceeding satisfactorily. A further announcement will be made in due course.

The collect-out of the Yes Car Credit receivables book continues to progress well and the balance stood at £108.6 million at the year end (2005 £235.3 million). The board is reviewing whether the group should continue to collect-out the book itself or realise value through sale to a third party.

International

During 2006, the international business grew profits from its established Central European operations to £65.7 million (2005 £60.7 million) and substantially improved credit quality. It also stepped up investment in its new businesses in Mexico and Romania resulting in start-up losses of £12.1 million (2005 £3.1 million).

The international business finished the year strongly after restoring the quality of the receivables book in Poland and overcoming the temporary suspension of new lending in Hungary.

Over the past two years, the Polish operation has had to contend with rolling out a new product to comply with the interest rate cap legislation introduced in February 2006 and also respond to the adverse trends in collections and impairment that emerged during 2005. Management have successfully met both challenges. Since the late summer of 2006, the improvement in the quality of lending and the receivables book has generated a significantly reduced level of impairment charges. From this foundation, the business is investing in marketing and its field operations to restore profitable growth.

In Hungary, the changes to administrative procedures and the status of agents required by the PSZAF, the Hungarian financial supervisory authority, were completed and on 6 December 2006 lending recommenced after a suspension period of seven weeks. The business recovered well and very high levels of credit were issued through the remainder of December.

The Czech Republic and Slovakia performed well and the Romanian pilot continues to perform in line with plan.

In Mexico, customer numbers stood at just over 250,000 at the end of December, nearly double the figure a year earlier. The current priority is building the experience of the existing local management and field operations before resuming geographic expansion through further branch openings.

Financial results and dividend

Profit before tax for the year before exceptional costs increased by £9.9 million to £191.3 million (2005 £181.4 million). The profit for the year benefited from a one-off £6.6 million pension credit in respect of changes to members' commutation rights.

The group has incurred £11.1 million of exceptional costs in the period up to 31 December 2006 in preparation for the demerger of the international businesses, comprising legal, accounting, advisory and other one-off separation costs. These costs have been reflected in the consolidated income statement.

Profit before tax after exceptional costs for the year was £180.2 million (2005 £40.4 million). Earnings per share were 49.00 pence for the year (2005 nil), and adjusted earnings per share, before exceptional costs, were up 5.0% to 52.92 pence (2005 50.41 pence).

The board is recommending a final dividend of 22.02 pence (2005 21.37 pence) making a total dividend for the year of 36.50 pence (2005 35.43 pence), an increase of 3%. Subject to the approval of shareholders at the company's annual general meeting on 16 May 2007, the final dividend will be paid on 25 May 2007 to shareholders on the register at 6 April 2007.

Balance sheet and capital

Net assets increased by £36.6 million during 2006 to finish the year at £354.0 million (2005 £317.4 million).

Amounts receivable from customers fell by £41.2 million to £1,232.7 million as the collect-out of the Yes Car Credit book continued to progress well. Excluding Yes Car Credit, receivables increased by £85.5 million to £1,124.1 million (2005 £1,038.6 million), primarily reflecting growth in UK home credit and Vanquis Bank.

Borrowings increased to £1,021.0 million (2005 £982.9 million) following the funding of the group's pension deficit earlier in the year. At the year end, the group had a small pension asset of £8.9 million compared to a £105.6 million deficit in 2005. Year end gearing, expressed as the ratio of borrowings to shareholders' equity, was 2.9 times (2005 3.1 times).

The group's year end capital adequacy ratio was 23.0% (2005 21.2%), fully compliant with the requirement set by the Financial Services Authority.

Regulatory developments

In November 2006, the Competition Commission delivered the final report of its inquiry into home credit in the UK. This report sets out a number of remedies designed to increase competition in the home credit industry. The group is working constructively with the Competition Commission to implement the remedies to the agreed timetable.

The report confirms that customer satisfaction is high and that home credit is well-suited to its customers' needs and represents an important part of the consumer credit mix in the UK. After two years of intense investigation, it is satisfying to have won this independent endorsement of the strengths and benefits of the home credit product. The report also rejected the introduction of an interest rate cap, an option which is widely recognised to be damaging to consumers.

The package of remedies put forward by the Competition Commission centre on the sharing of customer data with credit reference agencies and also include enhanced rebates to customers who settle their loans early. The cost of implementing the required changes is estimated at around £5 million in 2007 as the remedies are progressively implemented, and up to £10 million per annum thereafter.

In the international business, the Polish operation has responded to the interest rate cap imposed by the Polish government from February 2006 by redesigning its loans to make the home collection service an option which customers can choose to pay for separately.

At the request of the financial supervisory authority in Hungary, the business there has modified its administrative procedures and IT systems and has changed the status of its agents from self-employed to employed. Lending was suspended for seven weeks up to 6 December 2006 while the changes were made. Trading has returned to normal, although annual running costs will be some £6 million higher as a result of the change in status of agents.

The proposed demerger

(i) Background

The group announced on 4 July 2006 that it would work towards implementing a separate listing of the international business.

The rapid expansion of the international business since formation in 1997 has been achieved in part through the financial and operational support of UK home credit. Ten years on, the international business is a successful, self-sufficient, stand-alone entity.

With the regulatory uncertainties in the UK and Poland now resolved, the board believes it is appropriate to separate the UK and international businesses into independently listed entities. The two businesses will have distinct strategic agendas calling for different management skills and focus, as well as offering different investment propositions to shareholders. The management of the international business will focus solely on the significant opportunities to capture the growth in new, existing and emerging markets. The management of the UK business will focus on developing a more broadly based business in the UK non-prime consumer credit market.

(ii) Organisation and board structures

Following the demerger, Provident Financial plc will continue to own the UK home credit business and Vanquis Bank, its UK non-prime credit card business established in 2004. As announced on 17 January, the group is progressing the sale of its non-core motor insurance business, Provident Insurance. Discussions with potential acquirers are proceeding satisfactorily and the board expects to complete the sale of the business before the demerger becomes effective.

I will continue to be Chairman of Provident Financial and the other directors will be as set out below:

Peter Crook	Chief Executive
Andrew Fisher	Finance Director
John Maxwell	Non-executive director
Robert Hough	Non-executive director

Peter Crook joined Provident Financial in 2005 as Managing Director of UK home credit and was appointed to the board in March 2006. He joined from Barclays plc where he was UK Managing Director of Barclaycard from 2000 and the Managing Director of UK Consumer Finance from 2004.

Andrew Fisher joined Provident Financial in 2006 as Finance Director, having served as Finance Director of Premier Farnell plc from 1994. He qualified as a chartered accountant with Price Waterhouse in 1983 and became a partner in 1990.

John Maxwell joined the board of Provident Financial in 2000. He is also a non-executive director of Royal & Sun Alliance Insurance Group plc and Homeserve plc and Chairman of the Institute of Advanced Motorists. He is a director of the Royal Automobile Club Limited and a trustee of the RAF Benevolent Fund.

Robert Hough was appointed to the board of Provident Financial in February 2007. He was executive Deputy Chairman of Peel Holdings p.l.c. for 15 years until 2002 and is currently non-executive Deputy Chairman of Peel

Holdings (Management) Limited and Chairman of Peel Airports Limited. He is also non-executive Chairman of Cheshire Building Society and a non-executive director of Alfred McAlpine plc and of Styles & Wood Group plc.

The board is seeking to make one further non-executive appointment for Provident Financial.

Following the demerger, International Personal Finance plc, a newly established public limited company, will own the international businesses of Provident Financial. The board of directors of International Personal Finance will be as set out below:

Christopher Rodrigues	Executive Chairman
John Harnett	Chief Operating Officer
David Broadbent	Finance Director
Ray Miles	Deputy Chairman and senior non-executive director
Charles Gregson	Non-executive director
Tony Hales	Non-executive director

Christopher Rodrigues joined the board of Provident Financial in January 2007 as joint Deputy Chairman and Chairman of the international business, having previously been the President and Chief Executive Officer of Visa International and formerly the Group Chief Executive of Bradford & Bingley plc and a non-executive director of the Financial Services Authority. He is also a non-executive director of Ladbrokes plc and Chairman of Visit Britain, a UK government agency.

John Harnett previously held positions as Finance Director of Allied Colloids PLC and Holliday Chemical Holdings plc before joining Provident Financial in 1999 as Finance Director and has been Managing Director of the international business since May 2006.

David Broadbent qualified as a chartered accountant with Coopers & Lybrand in 1993. He was appointed Finance Director of the international business in 2003 having previously been financial controller for four years.

Ray Miles was formerly Chief Executive of CP Ships Limited and was appointed as a non-executive director of Provident Financial in 2004. He is also a non-executive director of Southern Cross Healthcare Group plc, an advisory director of Stena AB of Sweden and Chairman of Devon Community Foundation.

Charles Gregson joined the board of Provident Financial as a non-executive director in 1995 and was appointed Deputy Chairman in 1997. He is also a director of United Business Media plc and non-executive chairman of ICAP plc.

Tony Hales became a non-executive director of Provident Financial in 2006. He is currently Chairman of British Waterways and Workspace PLC and has previously served as a non-executive director of Reliance Security Group plc, Aston Villa plc and HSBC Bank plc and as Chief Executive of Allied Domecq plc.

The board is seeking to make one further non-executive appointment for International Personal Finance.

(iii) Demerger preparations

The demerger plans are at an advanced stage as summarised below:

- the boards' and management roles have been confirmed;
- the primary UK and European bank syndication processes have been successfully completed. Formal documentation is in the process of being completed;
- the legal process and main tax clearances to effect the demerger are in place;
- the separation of IT systems and infrastructure is substantially complete;
- the corporate support functions and governance structures for the demerged international business have been determined;
- the new headquarters for the international business based in Leeds has been established and is now occupied;
- the basis of splitting pension scheme assets has been agreed; and
- the corporate name, International Personal Finance plc, has been selected.

(iv) Timetable, capital structure and dividend

Full details of the capital structure will be included in the circular and prospectus to be issued in connection with the demerger which will follow once the sale of Provident Insurance has been completed. The board expect the sale to be completed during the second quarter of 2007. A proportion of the expected gain on the disposal will be retained to assist the capitalisation of International Personal Finance.

It is the board's intention that the aggregate dividends per share paid by Provident Financial and International Personal Finance in respect of 2007 will be at least equivalent to the amount paid by Provident Financial in respect of 2006.

The completion of the demerger is subject to the approval of Provident Financial shareholders. This will be sought at an extraordinary general meeting, details of which, along with other resolutions to be considered, will be set out in the circular to be posted to shareholders which will follow once the sale of Provident Insurance has been completed.

The board

We announced on 14 November 2006 that Robin Ashton would be stepping down as Chief Executive at the end of December. We thank him for his dedication and hard work and he goes with our very best wishes for the future.

Since Robin's departure, the three executive directors have reported to me and this will remain in place until the demerger.

On 26 January 2007, Christopher Rodrigues joined the board as joint Deputy Chairman and Chairman of the international business. He will become the first Chairman of the separately listed international business. On 14 October 2006, Tony Hales joined the board and on 1 February 2007 Robert Hough joined the board, both as non-executive directors.

Graham Pimlott resigned as a non-executive director on 27 February 2007 and he leaves with our thanks and best wishes for the future.

Outlook

With growth in customer numbers restored, the medium-term outlook for UK home credit has improved over the past 12 months and the business is well placed to take advantage of changing market conditions. Future performance will benefit as the recent investments in marketing and technology gain momentum, although the business will have to absorb the financial impact of the Competition Commission remedies. Vanquis Bank, which made a substantial start-up loss in 2006, is expected to trade at around breakeven for 2007 as a whole.

Having laid sound foundations in Central Europe during 2006, we expect to see continued progress in the coming year. The opportunity within the international business for profitable growth in both existing and new markets remains excellent.

John van Kuffeler
Chairman
7 March 2007



Trading reviews

Group

The group's profit before taxation for the year can be analysed as follows:

		2006 £m	2005 £m	Change £m
UK home credit*		127.5	130.0	(2.5)
Vanquis Bank		(18.3)	(15.9)	(2.4)
Motor insurance		41.0	40.0	1.0
Yes Car Credit		(1.5)	(24.6)	23.1
Total UK operations		148.7	129.5	19.2
International	- Established countries	58.3	54.2	4.1
	- New countries	(12.1)	(3.1)	(9.0)
Total international		46.2	51.1	(4.9)
Central	- Costs	(6.0)	(8.3)	2.3
	- Interest receivable*	2.4	9.1	(6.7)
Total central		(3.6)	0.8	(4.4)
Profit before tax and exceptional costs		191.3	181.4	9.9
Demerger costs		(11.1)	-	(11.1)
Yes Car Credit closure costs		-	(141.0)	141.0
Total group profit before taxation		180.2	40.4	139.8

* *The allocation of the group's interest charge to UK home credit has been changed during 2006 to reflect revised borrowings based on an average ratio of borrowings to UK home credit receivables of 80%. The impact of this in 2006 is to reduce profit in UK home credit by £12.0 million and reduce the interest cost held centrally by £12.0 million. 2005 results have been restated onto a comparable basis resulting in a reduction in UK home credit profit in 2005 of £16.3 million and a reduction in the interest cost held centrally of £16.3 million. These changes have had no impact on reported group profits in either 2006 or 2005.*

UK operations

UK home credit

	2006 £m	2005 £m	Change %

Customer numbers ('000)	1,518	1,488	2.0
Credit issued	940.8	926.5	1.5
Average customer receivables	601.3	559.0	7.6
Revenue	576.7	578.9	(0.4)
Impairment	(178.8)	(171.8)	(4.1)
Revenue less impairment	397.9	407.1	(2.3)
Impairment % revenue	*31.0%*	*29.7%*	
Costs	(240.0)	(247.6)	3.1
Interest	(30.4)	(29.5)	(3.1)
Profit before tax	127.5	130.0	(1.9)

In the UK, customer numbers increased by 2.0% to 1.52 million; the first increase for three years. This was an encouraging result in a competitive market, particularly given the tighter credit controls being applied to the acceptance of new customers. It reflects the success of increased marketing expenditure in new sales channels including direct mail, direct response advertising, the internet and affinity relationships with retailers.

Credit issued grew a little more slowly, up 1.5% on 2005 to £940.8 million (2005 £926.5 million). However, this was achieved against 2005 volumes which benefited from the increased issue of larger loans repayable over 18 months to two years. Reported revenue declined by 0.4%, but after adjusting for the 53rd week included in the 2005 financial year, grew by 1.8% on a like-for-like basis. Revenue growth was lower than the growth in average receivables of 7.6% because of the increased issue during 2005 of larger loans which are repayable over a longer period and so carry a lower effective interest rate.

As a result of pressure on customers' disposable incomes, impairment rose to 31.0% of revenue up from 29.7% in 2005. Statistical credit management techniques and arrears management processes have been enhanced in order to balance growth and credit quality as the business pursues profitable customer growth in a tough environment. It is estimated that since May the enhanced credit management processes have declined over 50,000 customer applications which would otherwise have been accepted.

Despite additional marketing expenditure of approximately £4.0 million, operating costs reduced by 3.1% to £240.0 million (2005 £247.6 million) including the benefit from a one-off £5.5 million pension credit in respect of changes to members' commutation rights together with tighter cost controls. Improving cost efficiency remains a priority and

the integration of the Greenwood Personal Credit field management and administration into Provident Personal Credit was completed in the first half of the year. In addition, the 'Insight' programme to develop hand-held personal computers for agents and field staff is expected to begin roll-out during 2007. As well as increasing efficiency through the replacement of paper-driven processes, the technology will also increase agent effectiveness through, for example, more flexible agent working and on-line credit checks.

Overall, profits reduced by 1.9% to £127.5 million (2005 £130.0 million) mainly as a consequence of investment in new sales channels and higher impairment charges.

Vanquis Bank

	2006 £m	2005 £m	Change %
Customer numbers ('000)	251	160	57
Average customer receivables	77.3	42.5	82
Revenue	34.2	17.8	92
Impairment	(19.4)	(12.4)	(57)
Revenue less impairment	14.8	5.4	174
Impairment % revenue	*56.7%*	*69.7%*	
Costs	(30.0)	(20.0)	(50)
Interest	(3.1)	(1.3)	(139)
Loss before tax	(18.3)	(15.9)	(15)

2006 was Vanquis Bank's second full year of operation. Customer numbers ended the year at 251,000, an increase of 57% over the previous year. During the year, the internet has been developed as a sales channel and customer recruitment from this source is now a valuable supplement to the primary direct mail channel.

Average receivables grew by 82% to £77.3 million (2005 £42.5 million), and revenue by 92% to £34.2 million (2005 £17.8 million). These growth rates exceed customer number growth because of the strategy to increase customers' credit limits as they develop a satisfactory payment history.

Impairment as a percentage of revenue has reduced from 69.7% in 2005 to 56.7%. The improvement has arisen from

the focus on the development and application of more rigorous underwriting criteria, increased resources dedicated to collections and increased pricing on new business written during 2006.

Costs, which comprise customer acquisition costs and operating costs, increased by 50% to £30.0 million (2005 £20.0 million). This is significantly less than the increase in revenue and as volumes continue to grow, the business will continue to benefit from leveraging its established operational cost base.

Towards the end of 2006, Vanquis Bank re-priced its assets and all new business now reflects a typical APR of 39.9%. At the same time, a number of larger banks have stepped back from the non-prime market because of concerns over pricing and the need to focus on their more significant prime portfolios. This provides Vanquis Bank with an enhanced opportunity to develop its position in the UK non-prime credit card segment.

The loss before tax in 2006 increased to £18.3 million (2005 £15.9 million). Volume growth and the re-pricing of assets referred to above leaves the business well placed to trade at around breakeven for 2007 as a whole.

Motor insurance

	2006 £m	2005 £m	Change %
Policyholders ('000)	490	473	3.6
Revenue^	158.0	154.7	2.1
Costs	(131.8)	(134.4)	1.9
Underwriting profit	26.2	20.3	29.1
Combined ratio	*83%*	*87%*	
Investment income	18.1	21.6	(16.2)
Profit before tax and yesinsurance.co.uk	44.3	41.9	5.7
yesinsurance.co.uk	(3.3)	(1.9)	(73.7)
Profit before tax	41.0	40.0	2.5
Average investment fund	370	427	(13.3)
Investment yield	4.9%	5.0%	

^ *Excludes £2.9 million of revenue in respect of yesinsurance.co.uk (2005 £nil).*

The motor insurance business delivered an excellent performance in a highly competitive UK motor insurance

market. Average premiums on non-comprehensive rates increased by 2.6% during the year, whilst comprehensive rates remained flat. The business continued its policy of pricing for an adequate return on equity, and increased its base premiums whilst making selective changes to improve competitiveness on certain, more profitable, parts of the business. During the latter part of 2006 market prices began to improve and this has continued into the new year.

Policyholders increased during the year, up by 3.6% to 490,000 (2005 473,000) benefiting from new product and pricing initiatives and development of the new internet-based distribution channel, yesinsurance.co.uk. Revenue increased by 2.1% to £158.0 million (2005 £154.7 million).

Previous years' claims provisions have continued to develop favourably and have benefited underwriting profit by £42.7 million (2005 £24.9 million).

The average investment fund fell by 13.3% to £370 million (2005 £427 million) and yielded income of £18.1 million (2005 £21.6 million) at an average investment yield of 4.9% (2005 5.0%).

Yesinsurance.co.uk is making encouraging progress at this early stage. The business sold 75,000 policies, 33,000 of which were underwritten by our motor insurance business. The start-up losses during the year were £3.3 million (2005 £1.9 million), in line with our expectations.

Overall, profit for the year from the motor insurance business, including yesinsurance.co.uk, was £41.0 million, a 2.5% increase on last year (2005 £40.0 million).

Yes Car Credit

Collections progressed well at Yes Car Credit with total cash collected of £147.8 million during the year. Receivables now stand at £108.6 million, down from £235.3 million at the end of 2005. The business made a small loss for the year of £1.5 million (2005 loss of £24.6 million).

International

Percentage and monetary changes for credit issued, average net customer receivables, revenue, impairment and costs are calculated after restating prior year figures at the current year average exchange rate in order to present a like-for-like comparison. Percentage changes for profit are based on reported figures.

	2006 £m	2005 £m	Change £m

Central Europe	- Home credit+	68.8	61.4	7.4
	- New products	(3.1)	(0.7)	(2.4)
Total Central Europe		65.7	60.7	5.0
Central UK divisional overheads+		(7.4)	(6.5)	(0.9)
Total established countries		58.3	54.2	4.1
Investment in new countries:				
Mexico+		(9.7)	(3.1)	(6.6)
Romania		(2.4)	-	(2.4)
Total new countries		(12.1)	(3.1)	(9.0)
Total international profit before tax		46.2	51.1	(4.9)

+ *The allocation of central UK divisional overheads has changed during 2006 to reflect more accurately the costs attributable to Centra Europe, Mexico and Romania. The impact of this in 2006 is to reduce profit in Central Europe by £3.9 million, increase the loss in Mexico by £0.5 million and reduce central UK divisional overheads by £4.4 million. The results shown above for 2005 have been restated to reflec the results as though a similar basis of cost allocation had been adopted. Accordingly, the 2005 profit in Central Europe has been reduced by £3.5 million, the 2005 loss in Mexico has been increased by £0.2 million and the central UK divisional overheads in 2005 have been reduced by £3.7 million. These changes have no impact on reported group or international profits.*

The key aims for Central Europe in 2006 were to successfully introduce a rate cap compliant product into Poland and to drive down impairment as a percentage of revenue through the deployment of improved credit management and collections processes. These targets were met and although, as planned, customer numbers and credit issued reduced sound foundations were laid for future profitability.

The core Central European operation increased profit by £5.0 million to £65.7 million (2005 £60.7 million). This increase is after absorbing a £3.1 million (2005 £0.7 million) cost of testing new monthly home-collected and remotely collected loan products in Poland and the Czech Republic, and after a £3.7 million reduction in profit from changes to administrative procedures and the status of agents required by the Hungarian regulator which resulted in a suspension of lending for a seven-week period.

It is very encouraging that the Central European operation finished the year strongly after restoring the quality of the Polish receivables book in the late summer and overcoming the temporary suspension of lending in Hungary.

2006 also saw the international business step up its expansion programme through developing the Mexican market

launching a pilot operation in Romania in early 2006 and researching the potential opportunities for new country openings in 2007 and beyond. Investment in start-up losses in new countries cost £12.1 million, an increase of £9.0 million on 2005, which comprised losses in Mexico of £9.7 million (2005 £3.1 million) and Romania of £2.4 million (2005 £nil).

Central divisional overheads increased by £0.9 million to £7.4 million during the year as the business continues to gear itself up for the demerger and expansion into new territories.

Central Europe

	2006 £m	2005 £m	2005 CER* £m	Change %
Customer numbers ('000)	1,523	1,646	1,646	(7.5)
Credit issued	474.9	522.3	529.3	(10.3)
Average customer receivables	292.9	275.9	280.9	4.3
Revenue	338.6	347.9	353.0	(4.1)
Impairment	(90.6)	(128.8)	(131.4)	31.1
Revenue less impairment	248.0	219.1	221.6	11.9
Impairment % revenue	*26.8%*	*37.0%*	*37.2%*	
Costs	(164.1)	(140.1)	(141.7)	(15.8)
Interest	(18.2)	(18.3)	(18.4)	1.1
Profit before tax	65.7	60.7	61.5	8.2

* restated at constant exchange rates

The key operational metrics by country are as follows:

	Poland		Czech Republic and Slovakia		Hungary	
	2006	2005*	2006	2005*	2006	2005*
Customer numbers ('000)	854	968	385	372	284	306
Growth	*(11.8%)*	*2.9%*	*3.5%*	*12.0%*	*(7.2%)*	*21.9%*
Credit issued (£m)	235.6	291.8	136.6	132.2	102.7	105.3
Growth	*(19.3%)*	*4.2%*	*3.3%*	*13.6%*	*(2.5%)*	*27.3%*
Average receivables (£m)	159.2	165.9	76.7	64.5	57.0	50.5
Growth	*(4.0%)*	*11.8%*	*18.9%*	*20.1%*	*12.9%*	*50.7%*
Revenue (£m)	185.0	211.7	83.0	76.0	70.6	65.3
Growth	*(12.6%)*	*10.0%*	*9.2%*	*18.0%*	*8.1%*	*48.4%*
Impairment (£m)	56.0	90.6	17.4	23.3	17.2	17.5
Impairment % revenue	30.3%	42.8%	21.0%	30.7%	24.4%	26.8%

* restated at constant exchange rates

Poland

The Polish business experienced a deterioration in credit quality following the rapid expansion of credit in late 2004 and early 2005. The response during 2006 was to restore the balance between credit quality, costs and growth by tightening lending criteria, including the upgrading of the behavioural scoring system, and focusing the agent force on collections. Progress in Poland was affected by the need to reconfigure the home credit product to comply with the cap on interest rates introduced in February 2006. The impact of these measures is a better quality business albeit with a reduction in customer numbers, credit issued and revenues in 2006. At the same time, improved lending decisions and the restoration of the quality of the receivables book by late summer 2006 has resulted in very significant improvements in impairment as demonstrated by the reduction in the charge from 42.8% of revenue in 2005 to 30.3% in 2006.

Overall, the 2006 profit contribution from Poland, after the cost of new product development, was little changed on 2005. The business now has a strong foundation and under new leadership is executing a plan to restore customer growth. During the last quarter of 2006, there was an expansion of field operations, including the introduction of 1,000 more agents and 150 development managers and an increase in direct marketing. There are now early signs of a lift in new customer volumes.

Czech Republic and Slovakia

The primary focus in the Czech Republic and Slovakia over the last two years has been on extending larger loans to lower risk customers and continuing to improve credit quality. Accordingly, whilst customer numbers continued to grow, average receivables and revenue have grown faster. At the same time, the initiatives to improve credit quality have proved effective. This is evidenced by the reduction in impairment from 30.7% of revenue in 2005 to 21.0% in 2006.

The profit contribution from Czech Republic and Slovakia increased sharply in 2006.

Hungary

The main influence on the Hungarian performance in 2006 was the temporary suspension of lending imposed by the Hungarian regulator which required the business to make certain changes to administrative procedures and change the status of agents from self-employed to employed. The period of suspension lasted seven weeks during which time agents continued to collect on existing loans in the normal way. Lending resumed on 6 December 2006 and the volume of lending in the pre-Christmas period was very strong.

The reduction in customer numbers and credit issued in 2006 is wholly attributable to this temporary disruption to lending and growth is fully expected to resume in 2007. Average receivables still showed year-on-year growth which drove an 8.1% increase in revenues. Hungary has consistently displayed good credit quality and saw impairment reduce from 26.8% of revenue in 2005 to 24.4% in 2006.

The profit contribution from Hungary declined slightly in 2006. The adverse impact of the temporary suspension of lending was £3.7 million taking into account lost customer revenue, increased costs arising from the transfer of agents to employed status and other ancillary costs of implementing the required changes. In 2007, the cost is expected to rise to £6 million, predominantly relating to the cost of employing agents.

Central European costs

Central European costs have increased by 15.8% to £164.1 million. A significant proportion reflects increased marketing activity, increased field resource levels and the introduction of a centralised collections function in Poland. In addition, all countries have incurred higher depreciation charges following the roll-out of new field IT systems during 2006.

Mexico

	2006	2005	CER* 2005	Change
	£m	£m	£m	%
Customer numbers ('000)	252	131	131	92
Credit issued	48.1	22.6	21.4	125
Average customer receivables	14.5	5.8	5.4	169
Revenue	26.4	10.7	10.0	164
Impairment	(12.5)	(3.6)	(3.4)	(268)
Revenue less impairment	13.9	7.1	6.6	111
Impairment % revenue	*47.3%*	*33.6%*	*34.0%*	
Costs	(21.2)	(9.2)	(8.8)	(141)
Interest	(2.4)	(1.0)	(0.9)	(167)
Loss before tax	(9.7)	(3.1)	(3.1)	(213)

* restated at constant exchange rates

The Mexican operation has continued to roll-out the agent and branch infrastructure across the first region of Puebla-Veracruz and augmented this by opening in Guadalajara-Leon, the second of five regions with a population of about 20 million.

Customer numbers increased by 92% from 131,000 at the end of 2005, served by 2,200 agents from 16 branches, to 252,000 at the end of 2006, served by 5,200 agents from 34 branches. This pace of growth was the fastest of any new country and during 2006 evidence of high agent and field staff turnover and higher than planned impairment indicated that a period of consolidation was needed. Accordingly, since mid 2006, further branch openings have been

deferred, credit controls have been tightened and actions taken to strengthen management and reduce agent and field staff turnover. There are early signs that this package of measures is improving the performance of the business.

Romania

The Romanian pilot operation recruited 6,000 customers during the year and is progressing well and in line with expectations. The investment in start-up losses in the year was £2.4 million. A decision on national roll-out is scheduled for 2007.

Further expansion

Research into new countries is well advanced.

Consolidated income statement for the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Revenue	2	1,180.8	1,337.5
Finance income		25.3	27.7
Total income		1,206.1	1,365.2
Finance costs		(69.8)	(61.9)
Operating costs		(637.4)	(861.0)
Administrative expenses		(318.7)	(401.9)
Total costs		(1,025.9)	(1,324.8)
Profit before taxation	2	180.2	40.4
Profit before taxation and exceptional costs	2	191.3	181.4
Exceptional costs - Demerger costs	2	(11.1)	-
- Yes Car Credit closure costs	2	-	(141.0)
Profit before taxation	2	180.2	40.4
Tax expense – UK		(37.9)	(28.1)
Tax expense – Overseas		(17.4)	(12.3)
Total tax expense	3	(55.3)	(40.4)
Profit after taxation attributable to equity shareholders		124.9	-

	Notes	2006	2005
Earnings per share			
Basic	4	49.00p	-
Diluted	4	48.83p	-
Dividends per share			
Proposed final dividend	5	22.02p	21.37p
Total dividend in respect of the year	5	36.50p	35.43p
Paid in the year*	5	35.85p	34.81p

* The total cost of dividends paid in the year was £91.4m (2005 £88.6m)

Consolidated statement of recognised income and expense for the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Profit after taxation attributable to equity shareholders		124.9	-
Exchange (losses)/gains on foreign currency translations		(0.2)	2.7
Net fair value gains/(losses) – cash flow hedges		0.2	(5.0)
Actuarial losses on retirement benefit asset/obligations	10	(0.3)	(20.1)
Tax (charge)/credit on items taken directly to equity		(0.1)	7.5
Net expense recognised directly in equity	11	(0.4)	(14.9)
Total recognised income/(expense) for the year	11	124.5	(14.9)

Consolidated balance sheet as at 31 December 2006

	Notes	2006 £m	2005 £m
ASSETS			
Non-current assets			
Goodwill	6	3.1	3.1
Other intangible assets		30.0	27.5
Property, plant and equipment		58.7	42.8
Retirement benefit asset	10	8.9	-
Deferred income tax assets		30.8	64.5
		131.5	137.9
Current assets			
Inventories		-	7.4
Financial assets:			
- Amounts receivable from customers:			
- due within one year	7	1,103.2	952.8
- due in more than one year	7	129.5	321.1
- Derivative financial instruments		2.7	9.0
- Cash and cash equivalents		438.8	451.9
Trade and other receivables		30.6	32.9
Insurance assets		56.2	65.4
Current income tax assets		8.1	0.9
		1,769.1	1,841.4
Total assets		1,900.6	1,979.3
LIABILITIES			
Current liabilities			
Financial liabilities:			
- Bank and other borrowings		(87.4)	(35.2)
- Derivative financial instruments		(44.1)	(30.1)
Trade and other payables		(114.1)	(126.0)
Insurance accruals and deferred income	8	(328.3)	(359.2)
Current income tax liabilities		(37.3)	(33.4)
Provisions	9	(1.8)	(16.2)
		(613.0)	(600.1)

Non-current liabilities			
Financial liabilities:			
- Bank and other borrowings		(933.6)	(947.7)
Provisions	9	-	(8.5)
Retirement benefit obligations	10	-	(105.6)
		(933.6)	(1,061.8)
Total liabilities		(1,546.6)	(1,661.9)
NET ASSETS		354.0	317.4
SHAREHOLDERS' EQUITY			
Called-up share capital	11	26.5	26.5
Share premium account	11	110.8	107.7
Other reserves	11	5.7	5.5
Retained earnings	11	211.0	177.7
TOTAL EQUITY	11	354.0	317.4

Consolidated cash flow statement for the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Cash flows from operating activities			
Cash generated from operations		109.7	68.2
Finance costs paid		(67.0)	(60.8)
Finance income received		25.9	27.8
Income tax paid		(24.9)	(53.2)
Net cash generated from/(used in) operating activities		43.7	(18.0)
Cash flows from investing activities			
Purchases of property, plant and equipment		(33.3)	(20.9)
Proceeds from sale of property, plant and equipment		4.6	3.2
Purchases of intangible assets		(6.0)	(9.8)
Acquisition of a subsidiary	6	-	(19.1)
Net cash used in investing activities		(34.7)	(46.6)
Cash flows from financing activities			
Proceeds from borrowings		225.7	161.8
Repayment of borrowings		(161.7)	(60.9)
Dividends paid to company shareholders	5	(91.4)	(88.6)
Proceeds from issue of share capital		3.1	2.3
Proceeds from sale of treasury shares		2.3	0.7
Net cash (used in)/generated from financing activities		(22.0)	15.3
Net decrease in cash and cash equivalents		(13.0)	(49.3)
Cash and cash equivalents at beginning of period		444.4	493.5
Exchange gains on cash and cash equivalents		0.2	0.2
Cash and cash equivalents at end of period		431.6	444.4
Cash and cash equivalents at end of period comprise:			
Cash at bank and in hand		61.9	54.6
Short-term deposits		376.9	397.3
Cash and cash equivalents		438.8	451.9

Overdrafts (held in bank and other borrowings)	(7.2)	(7.5)
	431.6	444.4

The cash and short-term deposits held by those businesses that are regulated are required to be strictly segregated fror those of the rest of the group and are not available to repay group borrowings. At 31 December 2006 the cash and short-term deposits held by the group's regulated businesses amounted to £387.2m (31 December 2005 £404.5m). Al short-term deposits have a maturity of three months or less on acquisition.



Consolidated cash flow statement for the year ended 31 December 2006 (continued)

Reconciliation of profit after taxation to cash flows from operations

	2006 £m	2005 £m
Profit after taxation	124.9	-
Adjusted for:		
Tax expense	55.3	40.4
Finance costs	69.8	61.9
Finance income	(25.3)	(27.7)
Share-based payment (credit)/charge	(1.9)	3.2
Pension (credit)/charge (note 10)	(5.5)	10.1
Depreciation of property, plant and equipment	12.6	12.2
Impairment of property, plant and equipment (note 2)	-	4.6
Amortisation of intangible assets	24.4	23.0
Impairment of goodwill (note 6)	-	91.0
Profit on sale of property, plant and equipment	(0.1)	-
Changes in operating assets and liabilities:		
Inventories	7.4	9.2
Amounts receivable from customers	36.5	(67.0)
Trade and other receivables	1.1	-
Insurance assets	(11.7)	3.1
Trade and other payables	(14.0)	0.6
Insurance accruals and deferred income	(30.9)	(65.7)
Retirement benefit asset/obligations	(109.3)	(54.4)
Derivative financial instruments	(0.7)	(1.0)
Provisions	(22.9)	24.7
Cash generated from operations	109.7	68.2

Notes to the preliminary announcement

1. Basis of preparation

The preliminary announcement has been prepared in accordance with the Listing Rules of the Financial Services Authority and is based on the 2006 financial statements which have been prepared under International Financial Reporting Standards (IFRS) as adopted by the European Union and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The preliminary announcement does not constitute the statutory financial statements of the group within the meaning of Section 240 of the Companies Act 1985. The statutory financial statements for the year ended 31 December 2005 have been filed with the Registrar of Companies. The auditors have reported on those financial statements and on the statutory financial statements for the year ended 31 December 2006, which will be filed with the Registrar of Companies following the annual general meeting. Both the audit reports were unqualified and did not contain any statement under sections 237 (2) or (3) of the Companies Act 1985.

The preliminary announcement has been agreed with the company's auditors for release.

2. Segment information

Primary reporting format – business segments

		Revenue		Profit before taxation	
		2006	2005	2006	2005
		£m	£m	£m	£m
UK home credit*		576.7	578.9	127.5	130.0
Vanquis Bank		34.2	17.8	(18.3)	(15.9)
Motor insurance		160.9	154.7	41.0	40.0
Yes Car Credit		43.7	227.5	(1.5)	(24.6)
Total UK operations		815.5	978.9	148.7	129.5
International	- Established countries	338.6	347.9	58.3	54.2
	- New countries+	26.7	10.7	(12.1)	(3.1)
Total international		365.3	358.6	46.2	51.1
Central	- Costs	-	-	(6.0)	(8.3)
	- Interest receivable*	-	-	2.4	9.1

Total central	-	-	(3.6)	0.8
	1,180.8	1,337.5	191.3	181.4
Demerger costs	-	-	(11.1)	-
Yes Car Credit closure costs	-	-	-	(141.0)
Total group	1,180.8	1,337.5	180.2	40.4

+ new countries comprise Mexico and Romania

* The allocation of the group's interest charge to UK home credit has been changed during 2006 to reflect revised borrowings based on an average ratio of borrowings to UK home credit receivables of 80%. The impact of this in 2006 is to reduce profit in UK home credit by £12.0m and reduce the interest cost held centrally by £12.0m. 2005 results have been restated onto a comparable basis resulting in a reduction in UK home credit profit in 2005 of £16.3m and a reduction in the interest cost held centrally of £16.3m. These changes have no impact on reported group profits in either 2006 or 2005.

All of the above activities relate to continuing operations as defined in IFRS 5.

Consistent with the treatment in the 2005 financial statements, the Yes Car Credit operation has been classified as part of continuing operations on the basis that revenue and impairment will continue to be generated from the loan book until it has been fully collected out.

As announced on 17 January 2007, the group is progressing the sale of the motor insurance business. Discussions with potential acquirers are proceeding satisfactorily and the board expects to complete the sale of the business before the proposed demerger becomes effective. As at the group balance sheet date, the motor insurance business did not meet the IFRS 5 criteria of an asset held for resale and, therefore, the business has been classified as part of continuing operations.

Demerger costs represent costs incurred to date in preparing for the demerger of the international business from the remainder of the group. The costs comprise £6.4m of professional fees and £4.7m of other separation costs. All of the demerger costs have been classified as administrative expenses within the consolidated income statement. £6.9m of the demerger costs relate to central with the remaining £4.2m relating to international. The tax credit in respect of demerger costs was £1.1m.

The Yes Car Credit closure costs in 2005 comprise £91.0m of goodwill impairment (note 6), £14.9m of provisions for onerous property obligations (note 9), £14.4m additional impairment charge on customer receivables following

closure (note 7), £10.1m provision for redundancy costs (note 9), £4.6m of impairment to property, plant and equipment, £2.0m of inventory write downs and £4.0m of other costs. Of the total closure costs, £40.1m has been classified as operating costs and £100.9m has been classified as administrative expenses within the consolidated income statement. The tax credit in respect of Yes Car Credit closure costs was £12.8m.

Secondary reporting format – geographical segments

	Revenue		Profit before taxation	
	2006	2005	2006	2005**
	£m	£m	£m	£m
UK and Republic of Ireland	815.5	978.9	137.7	123.8
Central Europe	338.6	347.9	65.7	60.7
Mexico	26.4	10.7	(9.7)	(3.1)
Romania	0.3	-	(2.4)	-
	1,180.8	1,337.5	191.3	181.4
UK and Republic of Ireland:				
Demerger costs	-	-	(11.1)	-
Yes Car Credit closure costs	-	-	-	(141.0)
Total group	1,180.8	1,337.5	180.2	40.4

** The allocation of international central UK divisional overheads has changed during 2006 to reflect more accurately the costs attributable to Central Europe, Mexico and Romania. The impact of this in 2006 is to reduce profit in Central Europe by £3.9m, increase the loss in Mexico by £0.5m and reduce costs in UK and Ireland by £4.4m. The results shown above for 2005 have been restated to reflect the results as though a similar basis of cost allocation had been adopted. Accordingly, the 2005 profit in Central Europe has been reduced by £3.5m, the 2005 loss in Mexico has been increased by £0.2m and costs in UK and Ireland in 2005 have been reduced by £3.7m. These changes have no impact on reported group or international profits.

3. Tax expense

		2006	2005
		£m	£m
Current tax	- UK	(2.0)	10.8
	- Overseas	23.8	19.3

		2006	2005
Total current tax		21.8	30.1
Deferred tax	- UK	39.9	17.3
	- Overseas	(6.4)	(7.0)
Total deferred tax		33.5	10.3
Total tax expense		55.3	40.4

The tax charge/(credit) on items taken directly to equity is as follows:

	2006 £m	2005 £m
Current tax charge/(credit) on net fair value gains/(losses) – cash flow hedges	0.2	(1.5)
Deferred income tax credit on actuarial losses on retirement benefit obligations	(0.1)	(6.0)
Total tax charge/(credit) on items taken directly to equity	0.1	(7.5)

The rate of tax expense on the profit before taxation for the year is higher than (2005 higher than) the standard rate of corporation tax in the UK (30%). The differences are explained as follows:

	2006 £m	2005 £m
Profit before taxation	180.2	40.4
Profit before taxation multiplied by the standard rate of corporation tax in the UK of 30% (2005 30%)	54.1	12.1
Effects of:		
Adjustment in respect of prior years	(3.4)	(3.7)
Adjustment in respect of foreign tax rates	(7.1)	(10.0)
Expenses not deductible for tax purposes	7.6	8.0
Impairment of goodwill not deductible for tax purposes	-	27.3
Overseas taxable dividends	4.1	6.7
Total tax expense	55.3	40.4

4. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those shares held by the

Provident Financial Qualifying Employee Share Ownership Trust and in respect of the Performance Share Plan.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below:

	Earnings £m	2006 Weighted average number of shares m	Per share amount pence	Earnings £m	2005 Weighted average number of shares m	Per share amount pence
Basic EPS	124.9	254.9	49.00	-	254.3	-
Dilutive effect of options	-	0.9	(0.17)	-	0.6	-
Diluted EPS	124.9	255.8	48.83	-	254.9	-

The directors have elected to show an adjusted EPS prior to demerger costs in 2006 and Yes Car Credit closure costs in 2005. This is presented to show the EPS generated by the group's underlying operations. A reconciliation of basic and diluted EPS to adjusted and adjusted diluted EPS is as follows:

	Earnings £m	2006 Weighted average number of shares m	Per share amount pence	Earnings £m	2005 Weighted average number of shares m	Per share amount pence
Basic EPS	124.9	254.9	49.00	-	254.3	-
Demerger costs, net of tax credit	10.0	-	3.92	-	-	-
Yes Car Credit closure						

costs, net of tax	-	-	-	128.2	-	50.41
Adjusted EPS	134.9	254.9	52.92	128.2	254.3	50.41
Diluted EPS	124.9	255.8	48.83	-	254.9	-
Demerger costs, net of tax credit	10.0	-	3.91	-	-	-
Yes Car Credit closure costs, net of tax credit	-	-	-	128.2	-	50.29
Adjusted diluted EPS	134.9	255.8	52.74	128.2	254.9	50.29

5. Dividends paid and proposed

	Pence per share	2006 £m	2005 £m
2004 final	– 20.75p	-	52.7
2005 interim	– 14.06p	-	35.9
2005 final	– 21.37p	54.4	-
2006 interim	– 14.48p	37.0	-
Dividends paid		91.4	88.6

The directors are recommending a final dividend in respect of the financial year ended 31 December 2006 of 22.02p per share which will amount to a dividend payment of £56.4m. If approved by the shareholders at the annual general meeting on 16 May 2007, this dividend will be paid on 25 May 2007 to shareholders who are on the register of members at 6 April 2007. This dividend is not reflected in the balance sheet as at 31 December 2006 as it is subject to shareholder approval.

6. Goodwill

	2006 £m	2005 £m
Cost		
At 1 January	94.1	87.8

Additions	-	6.3
At 31 December	94.1	94.1
Accumulated impairment losses		
At 1 January	91.0	-
Impairment on closure of Yes Car Credit	-	91.0
At 31 December	91.0	91.0
Net book value at 31 December	3.1	3.1

The increase of £6.3m in goodwill during 2005 reflected the final settlement of the contingent consideration of £19.1m in respect of the acquisition of Yes Car Credit in 2002.

Following the decision of the directors to close the Yes Car Credit operation on 14 December 2005, the whole of the goodwill in respect of that acquisition, amounting to £91.0m, was impaired in the year ended 31 December 2005.

The remaining balance on goodwill, amounting to £3.1m, relates to the acquisition of N&N Cheque Encashment Limited in 2001.

7. Amounts receivable from customers

	2006	2005
	£m	£m
UK home credit	695.6	649.9
Vanquis Bank	97.5	60.0
Yes Car Credit	108.6	235.3
Total UK operations	901.7	945.2
International	331.0	328.7
Total group	1,232.7	1,273.9
Analysed as:		
- due within one year	1,103.2	952.8
- due in more than one year	129.5	321.1
	1,232.7	1,273.9

The impairment charge in respect of amounts receivable from customers reflected within operating costs can be analysed as follows:

	2006 £m	2005 £m
UK home credit	178.8	171.8
Vanquis Bank	19.4	12.4
Yes Car Credit	22.6	36.8
Total UK operations	220.8	221.0
International	103.1	132.4
Total group	323.9	353.4

In 2005, the Yes Car Credit impairment charge excludes £14.4m of additional impairment which arose as a result of the expected deterioration in collections performance following the closure of the business.

8. Insurance accruals and deferred income

	2006 £m	2005 £m
Provision for unpaid insurance claims	248.6	284.0
Unearned insurance premiums	79.5	74.8
Other deferred income	0.2	0.4
	328.3	359.2

The profit before tax of motor insurance includes £42.7m (2005 £24.9m) in respect of the release of provisions for prior year claims.

9. Provisions

	Onerous property	Restructuring

	obligations	provision	Total
	£m	£m	£m
At 1 January 2006	14.9	9.8	24.7
Utilised in the year	(13.1)	(9.8)	(22.9)
At 31 December 2006	1.8	-	1.8

Included in current liabilities	1.8
Included in non-current liabilities	-
	1.8

The onerous property obligation provision was created on closure of Yes Car Credit and related to the estimated costs of exiting the Yes Car Credit property portfolio. The provision was calculated by taking into account the full lease term, any sublet income that was recoverable and the potential for lease assignment. During the year, 26 properties were disposed of at a total cost of £13.1m. The £1.8m provision as at 31 December 2006 relates to the anticipated disposal costs of the remaining four properties.

The restructuring provision related to redundancy and other people related costs following the announcement of the closure of Yes Car Credit on 14 December 2005. The provision covered the redundancy cost of approximately 820 employees. £0.3m of the provision was utilised in 2005 with the remainder, amounting to £9.8m, being fully utilised during 2006.

10. Retirement benefit asset/obligations

The group operates a number of UK based pension schemes. The two major defined benefit schemes are the Provident Financial Senior Pension Scheme ('the senior pension scheme') and the Provident Financial Staff Pension Scheme ('the staff pension scheme'). The schemes cover 78% of employees with company provided pension arrangements and are of the funded, defined benefit type providing retirement benefits based on final salary. The assets of the schemes are held in separate, trustee administered funds. Following a full group review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 has

been based on the preliminary results of these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme at 31 December 2006. Scheme assets are stated at fair value at 31 December 2006.

The major assumptions used by the actuary were:

		2006	2005
		%	%
Price inflation		3.10	2.80
Rate of increase in pensionable salaries		4.68	4.38
Rate of increase to pensions in payment		3.10	2.80
Discount rate		5.10	4.80
Long term rate of return	– Equities	7.85	7.85
	– Bonds	5.10	4.10
	– Index-linked gilts	4.50	4.10
	– Other	5.25	4.50
	– Overall (weighted average)	6.62	6.74

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. For members of the staff scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the charge to the group income statement would have increased by approximately £0.4m and the defined benefit obligation would have increased by approximately £20.0m.

The amounts recognised in the balance sheet are determined as follows:

	2006	2005
	£m	£m
Equities	254.5	226.9
Bonds	22.1	21.9

Index-linked gilts	21.8	21.2
Other	169.5	61.1
Total fair value of scheme assets	467.9	331.1
Present value of funded defined benefit obligations	(459.0)	(436.7)
Net asset/(liability) recognised in the balance sheet	8.9	(105.6)

The amounts recognised in the income statement are as follows:

	2006	2005
	£m	£m
Current service cost	(7.6)	(7.2)
Interest cost	(21.0)	(19.6)
Expected return on scheme assets	27.5	16.7
Past service credit	2.2	-
Curtailment credit	4.4	-
Net credit/(expense) recognised in the income statement	5.5	(10.1)

The net credit/(expense) recognised in the income statement has been included within administrative expenses.

From 5 April 2006, changes to the rules of the pension schemes and to the tax applying to pension scheme benefits has meant that in most cases members of the pension schemes will be able to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, these changes have led to a £2.2m past service saving relating to deferred members of the pension schemes and a £4.4m curtailment saving relating to active members of the pension schemes.

Movements in the fair value of scheme assets were as follows:

	2006	2005
	£m	£m
Fair value of scheme assets at 1 January	331.1	231.4
Expected return on assets	27.5	16.7
Actuarial gains on scheme assets	7.1	30.3
Contributions by the group	109.3	54.4
Contributions paid by scheme participants	3.5	3.8
Net benefits paid out	(10.6)	(5.5)

	2006	2005
Fair value of scheme assets at 31 December	467.9	331.1

During 2005, the group made additional special contributions of £13.0m in May 2005 and £31.0m in December 2005. The group made a further additional special contribution of £102.2m in January 2006 in order to ensure that the defined benefit pension schemes were fully funded based on the June 2005 deficit position. The increase in the group's interest payable after funding the deficit is broadly offset by a reduction in the IAS 19 pension charge to the group's income statement.

Movements in the present value of the defined benefit obligation were as follows:

	2006 £m	2005 £m
Defined benefit obligation at 1 January	(436.7)	(361.2)
Current service cost	(7.6)	(7.2)
Interest cost	(21.0)	(19.6)
Past service credit	2.2	-
Curtailment credit	4.4	-
Contributions paid by scheme participants	(3.5)	(3.8)
Actuarial losses on scheme liabilities	(7.4)	(50.4)
Net benefits paid out	10.6	5.5
Defined benefit obligation at 31 December	(459.0)	(436.7)

An analysis of amounts recognised in the SORIE is as follows:

	2006 £m	2005 £m
Actuarial gains on scheme assets	7.1	30.3
Actuarial losses on scheme liabilities	(7.4)	(50.4)
Total loss recognised in the SORIE in the year	(0.3)	(20.1)

11. Consolidated statement of changes in shareholders' equity

	Attributable to equity shareholders of the company				
	Called-up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
Balance at 1 January 2005	26.4	105.5	2.4	280.4	414.7
Exchange gains on foreign currency translations	-	-	2.7	-	2.7
Net fair value losses – cash flow hedges	-	-	(5.0)	-	(5.0)
Actuarial losses on retirement benefit obligations	-	-	-	(20.1)	(20.1)
Tax credit on items taken directly to equity	-	-	1.5	6.0	7.5
Net expense recognised directly in equity	-	-	(0.8)	(14.1)	(14.9)
Profit for the period	-	-	-	-	-
Total recognised expense for the period	-	-	(0.8)	(14.1)	(14.9)
Increase in share capital	0.1	-	-	-	0.1
Increase in share premium account	-	2.2	-	-	2.2
Movement in treasury shares	-	-	0.7	-	0.7
Share-based payment charge	-	-	3.2	-	3.2
Dividends	-	-	-	(88.6)	(88.6)
Balance at 31 December 2005	26.5	107.7	5.5	177.7	317.4
Balance at 1 January 2006	26.5	107.7	5.5	177.7	317.4
Exchange losses on foreign currency translations	-	-	(0.2)	-	(0.2)
Net fair value gains – cash flow hedges	-	-	0.2	-	0.2
Actuarial losses on retirement benefit asset/obligations	-	-	-	(0.3)	(0.3)
Tax (charge)/credit on items taken directly to equity	-	-	(0.2)	0.1	(0.1)
Net expense recognised directly in equity	-	-	(0.2)	(0.2)	(0.4)
Profit for the period	-	-	-	124.9	124.9
Total recognised (expense)/income for the period	-	-	(0.2)	124.7	124.5

Increase in share premium account	-	3.1	-	-	3.1
Movement in treasury shares	-	-	2.3	-	2.3
Share-based payment credit	-	-	(1.9)	-	(1.9)
Dividends	-	-	-	(91.4)	(91.4)
Balance at 31 December 2006	26.5	110.8	5.7	211.0	354.0

Information for shareholders

1. The shares will be marked ex-dividend on 4 April 2007.

2. The final dividend will be paid on 25 May 2007 to shareholders on the register at the close of business on 6 April 2007. Dividend warrants/vouchers will be posted on 23 May 2007.

3. The 2006 annual report and financial statements together with the notice of the annual general meeting will be posted to shareholders on or around 29 March 2007.

4. The Provident Financial Company Nominee Scheme ('the scheme') enables shareholders who are eligible, namely individuals, to take advantage of the CREST system for settling transactions in shares in the company by means of a low-cost dealing service. It includes a dividend reinvestment scheme for those who wish to use this facility. Shareholders who wish to take advantage of the scheme should contact the company's registrar, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU (telephone: 0870 162 3100) to request an information pack. The registrar's website is www.capitaregistrars.com.

5. The annual general meeting will be held on 16 May 2007 at the Marriott Hollins Hall Hotel and Country Club, Hollins Hill, Baildon, Shipley, West Yorkshire, BD17 7QW.

---

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5105S
Released
13.32.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Amendment to record date		13:18 7 Mar 07		

Full Announcement Text

Amendment to record date

Further to the preliminary announcement of the final results for the year ended 31 December 2006 released earlier today, Provident Financial plc confirms that the final dividend will be paid on 25 May 2007 to shareholders on the register at the close of business on 10 April 2007, not 6 April 2007 as previously stated.

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 ext 2569

7 March 2007

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E. Versluys
1327

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		17:08 8 Mar 07		

Full Announcement Text

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Pursuant to the terms of the Provident Financial Performance Share Plan, the matching award of ordinary shares of 10 4/11p made to the executive director of the company referred to below in 2004 has not vested and has today been sold by Provident Financial Trustees (Performance Share Plan) Limited at a price of £7.63 per share.

	Basic award shares vested	Matching award shares sold	Total beneficial holding following the sale	Percentage of issued share capital
John Arthur Harnett	8,486	8,486	28,071	0.010%

63735
Released 17.40
E.[illegible]
1723

Contact name for queries:
Rosamond Joy Marshall Smith
Tel: 01274 731111 extension 2356

Name of the official responsible for making notification:
Rosamond Joy Marshall Smith
General Counsel and Company Secretary

Date of notification:
8 March 2007

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		15:23 8 Mar 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

....

RECEIVED
2008 SEP 25 A

63759
Released, 17:42
E.reeling 1713.

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i)

………………………………

3. Name of *person discharging managerial responsibilities/director*

Richard Stephen Heels

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Capita IRG Trustees Limited

………………………………

………………………………

8 State the nature of the transaction

Sale

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

-

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

……………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

3,000 sold on 7 March 2007

12,000 sold on 8 March 2007

……………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0058%

……………………………

13. Price per *share* or value of transaction

3,000 sold at 771.525p per share

12,000 sold at 764p per share

……………………………

14. Date and place of transaction

7 and 8 March 2007

London Stock Exchange

……………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

24,824

0.0096%

………………………………

16. Date issuer informed of transaction

8 March 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Tel: 01274 731111 extension 2569

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Assistant Company Secretary

………………………………

Date of notification

8 March 2007

………………………………

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		15:20 15 Mar 07		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

Released 15:47
Ref No. 0581T

E.Vesey
1530

....

3. Full name of person(s) subject to the notification obligation (iii):
Capital Group International, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
13 March 2007

6. Date on which issuer notified:
14 March 2007

7. Threshold(s) that is/are crossed or reached:
10%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 10 4/11p ISIN: GB0002685963	25,762,160	25,762,160

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN: GB0002685963	25,545,656	25,545,656		9.97%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		14:55 19 Mar 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

……………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i)

……………………………

3. Name of *person discharging managerial responsibilities/director*

John Mark Collier

……………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

……………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

……………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

John Mark Collier

………………………………

………………………………

8 State the nature of the transaction

John Mark Collier acquired 15,000 ordinary shares of 10 4/11p through the exercise of share options pursuant to the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996) at an exercise price of 521.5p per share. 15,000 shares were sold at 756.8p per share.

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

15,000

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0058%

……………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

15,000

……………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0058%

……………………………

13. Price per *share* or value of transaction

Exercise price 521.5p

Sale price 756.8p

……………………………

14. Date and place of transaction

16 March 2007

London Stock Exchange

……………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

3,700

0.0014%

………………………………

16. Date issuer informed of transaction

16 March 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Assistant Company Secretary

Tel: 01274 731111 ext. 2569

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Assistant Company Secretary

………………………………

Date of notification

19 March 2007

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should

complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i)

………………………………

3. Name of *person discharging managerial responsibilities/director*

Simon Clive Kneller

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Simon Clive Kneller

………………………………

………………………………

8 State the nature of the transaction

Simon Clive Kneller acquired 10,000 ordinary shares of 10 4/11p through the exercise of share options pursuant to the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996) at an exercise price of 709p per share. 10,000 shares were sold at 756.8p per share.

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10,000

....

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0039%

....

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

10,000

....

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0039%

....

13. Price per *share* or value of transaction

Exercise price 709p

Sale price 756.8p

……………………………………

14. Date and place of transaction

16 March 2007

London Stock Exchange

……………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Nil

……………………………………

16. Date issuer informed of transaction

16 March 2007

……………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Assistant Company Secretary

Tel: 01274 731111 ext. 2569

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Assistant Company Secretary

………………………………

Date of notification

19 March 2007

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

……………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i)

……………………………………

3. Name of *person discharging managerial responsibilities/director*

Rosamond Joy Marshall Smith

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Rosamond Joy Marshall Smith

………………………………

………………………………

8 State the nature of the transaction

Rosamond Joy Marshall Smith acquired 6,987 ordinary shares of 10 4/11p through the exercise of share options pursuant to the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996) at an exercise price of 644p per share. 6,987 shares were sold at 756.8p per share.

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

6,987

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0027%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

6,987

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0027%

……………………………

13. Price per *share* or value of transaction

Exercise price 644p

Sale price 756.8p

……………………………

14. Date and place of transaction

16 March 2007

London Stock Exchange

……………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

5,837

0.0022%

……………………………

16. Date issuer informed of transaction

16 March 2007

……………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

Emma G Versluys

Assistant Company Secretary

Tel: 01274 731111 ext. 2569

....

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Assistant Company Secretary

....

Date of notification

19 March 2007

……………………………………

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		16:46 20 Mar 07		

Full Announcement Text

Ref: 3608
Released 17.45

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   Provident Financial plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (X)

E. Vetting 1748

Revised due to DTR rules – see Section 13

3. Full name of person(s) subject to the notification obligation (iii)**:**
FMR Corp

4. Full name of shareholder(s) (if different from 3.) (iv):

Brown Brothers Harriman and Co

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)**:**
Previous notification revised

6. Date on which issuer notified:
20 March 2007

7. Threshold(s) that is/are crossed or reached:
Not applicable

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
ISIN GB0002685963	50,000	50,000

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)		**% of voting rights**	
	Direct	**Direct** (x)	**Indirect** (xi)	**Direct**	**Indirect**
ISIN GB0002685963			50,000		0.01%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
50,000	0.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

FMR Corp is the parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

Nominee	Shares held	Management Company
Brown Brothers Harriman and Co	50,000	FMRCO

Proxy Voting:

10. Name of the proxy holder:
FMR Corp

11. Number of voting rights proxy holder will cease to hold:

Not applicable

12. Date on which proxy holder will cease to hold voting rights:
Not applicable

13. Additional information:
Prior to the implementation of the EU Transparency Directive, the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) were aggregated for the purposes of shareholding reporting. In accordance with the FSA's Disclosure Rules and Transparency Rules, indirect holdings of FMR and FIL are now being notified separately. Holdings are correct as at close of business on 16 March 2007.

14. Contact name:
Emma G Versluys

15. Contact telephone number:
01274 731111 ext. 2569

---

status list

Ref. 3609T
Released 17.42

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		17:08 20 Mar 07		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)

E. Vesseys
17.13

Revised due to DTR rules – see Section 13

3. **Full name of person(s) subject to the notification obligation** (iii):
Fidelity International Limited (FIL)

4. **Full name of shareholder(s)** (if different from 3.) (iv):
State Street Bk and Tr Co Lndon (S
Northern Trust London
JP Morgan, Bournemouth
HSBC Bank PLC
Brown Bros Harrimn Ltd Lux
Bank of New York Brussels

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
Previous notification revised

6. **Date on which issuer notified:**
20 March 2007

7. **Threshold(s) that is/are crossed or reached:**
Not applicable

8. **Notified details:**
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
ISIN GB0002685963	13,071,829	13,071,829

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN GB0002685963			13,071,829		5.10%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,071,829	5.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies.

Nominee	Shares held	Management Company
State Street Bk and Tr Co Lndon (S	127,900	FPM

Northern Trust London	423,600	FPM
JP Morgan, Bournemouth	229,800	FPM
JP Morgan, Bournemouth	8,878,703	FISL
JP Morgan, Bournemouth	443,000	FIL
JP Morgan, Bournemouth	1,016,984	FII
HSBC Bank PLC	306,600	FPM
Brown Bros Harrimn Ltd Lux	1,626,542	FIL
Bank of New York Brussels	18,700	FPM

Proxy Voting:

10. Name of the proxy holder:
Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease to hold:
Not applicable

12. Date on which proxy holder will cease to hold voting rights:
Not applicable

13. Additional information:
Prior to the implementation of the EU Transparency Directive, the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) were aggregated for the purposes of shareholding reporting. In accordance with the FSA's Disclosure Rules and Transparency Rules, indirect holdings of FMR and FIL are now being notified separately. Holdings are correct as at close of business on 16 March 2007.

14. Contact name:
Emma G Versluys
Assistant Company Secretary

15. Contact telephone number:
01274 731111 ext. 2569

---

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		17:48 28 Mar 07		

Full Announcement Text

RECEIVED
2008 SEP 26 A 7:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: 94207
Released 18:04.

E. Vesey 17:52

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   Provident Financial plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

……………..

3. Full name of person(s) subject to the notification obligation (iii):
Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

Prudential plc
- Esmee Fairbairn Foundation
- JP Morgan Nominees
- M&G Income Inv Co Ltd
- Nortrust Nominee Ltd A/C MHA01
- Nortrust Nominee Ltd A/C MHF01
- Nortrust Nominee Ltd A/C MKD01
- Nortrust Noms Ltd
- Nortrust Noms Ltd A/C CRI01
- Nortrust Noms Ltd A/C MVA01
- Nortrust Noms Ltd A/C MVB01
- Nortrust Noms Ltd A/C PUC01
- Nortrust Noms Ltd A/C PUI01
- Pruclt HSBC GIS Nom (UK) PAC AC
- Pruclt HSBC GIS Nom (UK) PHL AC
- Pruclt HSBC GIS Nom (UK) PPL AC
- Pruclt HSBC GIS Nom (UK) HYBF AC
- Recovery Inv Company Limited

M&G Group Limited
- Esmee Fairbairn Foundation
- M&G Income Inv Co Ltd
- Nortrust Nominee Ltd A/C MHA01
- Nortrust Nominee Ltd A/C MHF01
- Nortrust Nominee Ltd A/C MKD01
- Nortrust Noms Ltd
- Nortrust Noms Ltd A/C CRI01
- Nortrust Noms Ltd A/C MVA01
- Nortrust Noms Ltd A/C MVB01
- Nortrust Noms Ltd A/C PUC01

Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

M&G Investment Management Limited
Esmee Fairbairn Foundation
M&G Income Inv Co Ltd
Nortrust Nominee Ltd A/C MHA01
Nortrust Nominee Ltd A/C MKD01
Nortrust Noms Ltd
Nortrust Noms Ltd A/C CRI01
Nortrust Noms Ltd A/C MVA01
Nortrust Noms Ltd A/C MVB01
Nortrust Noms Ltd A/C PUC01
Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

M&G Limited
Esmee Fairbairn Foundation
M&G Income Inv Co Ltd
Nortrust Nominee Ltd A/C MHA01
Nortrust Nominee Ltd A/C MHF01
Nortrust Nominee Ltd A/C MKD01
Nortrust Noms Ltd
Nortrust Noms Ltd A/C CRI01
Nortrust Noms Ltd A/C MVA01
Nortrust Noms Ltd A/C MVB01
Nortrust Noms Ltd A/C PUC01
Nortrust Noms Ltd A/C PUI01

Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

The Prudential Assurance Company Limited
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PPL AC

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)**:**
26 March 2007

6. Date on which issuer notified:
28 March 2007

7. Threshold(s) that is/are crossed or reached:
See item 13

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
Ordinary shares of 10 4/11p ISIN: GB0002685963	**24,675,289**	**24,675,289**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)	**% of voting rights**

	Direct	Direct (xi)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN: GB0002685963	25,495,289	24,495,289		9.56%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Prudential plc (parent company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)
The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

As per DTR 5.1.2 a 7% threshold for non-exempt holdings has been crossed triggering this notification

14. Contact name:

Emma G Versluys

15. Contact telephone number:

01274 731111 ext. 2569

---

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	AGM notice/related documents		09:54 30 Mar 07		

Full Announcement Text

Notice of annual general meeting 2007 and related documents

The circular, dated 26 March 2007, containing the notice of the annual general meeting 2007 has been sent to shareholders with the appropriate related documents. Copies of the circular, the annual report and financial statements 2006 and proxy have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Name of contact and telephone number for queries:

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 ext. 2569

Ref: 0767U
Released 11.03

E. Versluys
1019

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights		10:47 30 Mar 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

This announcement is issued to comply with the Financial Services Authority's Disclosure and Transparency Rules.

As at 30 March 2007, Provident Financial plc's capital consists of 256,445,191 ordinary shares of 10 4/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 256,445,191.

The above figure (256,445,191) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 ext. 2569

Ref: 0797U
Released 11.12

E. Versluys
1100

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RECEIVED

2008 SEP 26 A 7:54

Ref: 1699U
Released 17.56

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		17:43 30 Mar 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

……………………………

E.
1751

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i)

....

3. Name of *person discharging managerial responsibilities/director*

Richard Stephen Heels

....

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

....

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

....

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Richard Stephen Heels

………………………………

………………………………

8 State the nature of the transaction

Richard Stephen Heels acquired 23,137 ordinary shares of 10 4/11p at an exercise price of 520p, 425 ordinary shares of 10 4/11p at an exercise price of 622p and 16,282 ordinary shares of 10 4/11p at an exercise price of 709p through the exercise of share options pursuant to the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996). He also acquired 1,355 ordinary shares of 10 4/11p at an exercise price of 498p per share through the exercise of share options pursuant to the Provident Financial plc Savings Related Share Option Scheme (1993). 39,844 shares were sold at 793.507551p per share.

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

41,199

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.016%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

39,844

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.015%

………………………………

13. Price per *share* or value of transaction

Exercise prices 520p, 622p, 709p and 498p

Sale price 793.507551p

………………………………

14. Date and place of transaction

29 March 2007

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

26,179

0.01%

………………………………

16. Date issuer informed of transaction

29 March 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Annual Information Update		18:43 30 Mar 07		

Full Announcement Text

PROVIDENT FINANCIAL PLC
ANNUAL INFORMATION UPDATE

Annual Information Update for the 12 months up to and including 30 March 2007.

Provident Financial plc ("the Company") announces that in accordance with paragraph 5.2 of the Prospectus Rules, the following information has been published or made available to the public over the previous 12 months in compliance with its obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

Date	Time	Subject
31/03/2006	14:23	Holding(s) in Company
04/04/2006	11:40	Holding(s) in Company
07/04/2006	13:17	Notice of AGM
07/04/2006	14.57	Annual Information Update

Ref: 1742U
07.00 2.4.06
E. Vetrugo
1848

27/04/2006	07.00	Competition Commission
16/05/2006	17.54	Director/PDMR Shareholding
17/05/2006	12.00	AGM Statement
17/05/2006	15.43	AGM Resolutions
17/05/2006	17.18	Holding(s) in Company
18/05/2006	16.46	Directorate Change
31/05/2006	17.18	Director/PDMR Shareholding
02/06/2006	17.17	Holding(s) in Company
02/06/2006	18.24	Director/PDMR Shareholding
08/06/2006	18.18	Director/PDMR Shareholding
16/06/2006	15.36	Holding(s) in Company
22/06/2006	16.13	Holding(s) in Company
04/07/2006	07.00	Pre-close briefing
05/07/2006	17.28	Director/PDMR Shareholding
13/07/2006	13.00	International and UK briefing
20/07/2006	17.43	Holding(s) in Company
26/07/2006	15.21	Holding(s) in Company
31/07/2006	16.06	Listing Rule 9.6.14 change
08/08/2006	16.12	Holding(s) in Company
09/08/2006	15.04	Blocklisting Interim Review
25/08/2006	16.39	Listing Rule 9.6.14 Change
13/09/2006	07.01	Interim Results
22/09/2006	15.35	Director/PDMR Shareholding
09/10/2006	07.00	Director/PDMR Shareholding
16/10/2006	17.41	Directorate Change
17/10/2006	07.00	Hungarian Business Changes
23/10/2006	14.21	Director/PDMR Shareholding
24/10/2006	18.05	Director/PDMR Shareholding
25/10/2006	15.36	Additional Listing
30/10/2006	16.51	Director/PDMR Shareholding
10/11/2006	15.58	Director/PDMR Shareholding
14/11/2006	07.00	Directorate Change
24/11/2006	16.19	Holding(s) in Company
30/11/2006	07.13	Competition Commission

01/12/2006	18.01	Holding(s) in Company
05/12.2006	11.19	Directorate Change
11/12/2006	17.24	Holding(s) in Company
14/12/2006	17.12	Voting Rights and Capital
15/12/2006	14.55	Additional Listing
18/12/2006	07.00	Pre-Close Briefing
20/12/2006	17.14	Holding(s) in Company
22/12/2006	10.39	Director/PDMR Shareholding
02/01/2007	17.23	Directorate Change
11/01/2007	18.01	Holding(s) in Company
17/01/2007	08.30	Sale of Provident Insurance
17/01/2007	17.32	Holding(s) in Company
19/01/2007	15.57	Total Voting Rights
19/01/2007	15.59	Holding(s) in Company
22/01/2007	17.03	Holding(s) in Company
22/01/2007	17.05	Holding(s) in Company
22/01/2007	17.10	Holding(s) in Company
26/01/2007	07.00	Directorate Change
31/01/2007	16.57	Notice of Results
31/01/2007	18.00	Director Declaration
02/02/2007	17.22	Directorate Change
05/02/2007	16.39	Holding(s) in Company
19/02/2007	17.23	Holding(s) in Company
23/02/2007	14.24	Blocklisting Interim Review
28/02/2007	16.03	Total Voting Rights
07/03/2007	07.01	Final Results
07/03/2007	13.32	Amendment to Record Date
08/03/2007	17.40	Director/PDMR Shareholding
08/03/2007	17.42	Director/PDMR Shareholding
15/03/2007	15.47	Holding(s) in Company
19/03/2007	15.50	Director/PDMR Shareholding
20/03/2007	17.42	Holding(s) in Company
20/03/2007	17.45	Holding(s) in Company
28/03/2007	18.04	Holding(s) in Company

30/03/2007	11.03	AGM Notice/Related Documents
30/03/2007	11.12	Voting Rights and Capital
30/03/2007	17.56	Director/PDMR Shareholding

Details of all regulatory announcements can be found in full on the Company's website, *www.providentfinancial.com*.

The company has also made the following filings with the Registrar of Companies, which were made available by the Registrar on the dates shown below. Copies of these documents can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ, or for registered users, through Companies House Direct (*www.direct.companies-house.gov.uk*).

20/04/2006	Form 88(2) return of allotment of shares
02/05/2006	Form 88(2) return of allotment of shares
31/05/2006	Resolutions of Annual General Meeting held on 17 May 2006
31/05/2006	288b resignation of director
31/05/2006	288a appointment of director
08/06/2006	Annual accounts for the period to 31 December 2005
13/06/2006	288c director's particulars changed
18/07/2006	Form 88(2) return of allotment of shares
21/07/2006	Form 88(2) return of allotment of shares
04/10/2006	Form 88(2) return of allotment of shares
04/10/2006	Form 88(2) return of allotment of shares
06/10/2006	288c director's particulars changed
06/10/2006	288c director's particulars changed
17/10/2006	288c secretary's particulars changed
03/12/2006	Form 88(2) return of allotment of shares
14/12/2006	Form 88(2) return of allotment of shares
14/12/2006	Form 88(2) return of allotment of shares
14/12/2006	288a appointment of director
30/01/2007	363s Annual return made up to 30/01/06
27/01/2007	Form 88(2) return of allotment of shares
27/01/2007	Form 88(2) return of allotment of shares
14/02/2007	288b resignation of director
14/02/2007	288a appointment of director

16/02/2007	288a appointment of director
09/03/2007	Form 88(2) return of allotment of shares
06/03/2007	288b resignation of director
24/03/2007	Form 88(2) return of allotment of shares
29/03/2007	Form 88(2) return of allotment of shares

The following documents were despatched by the Company to holders of its securities during the last 12 months:

07/04/2006	Annual Report and Accounts 2005
07/04/2006	Notice of Annual General Meeting 2006
07/04/2006	Form of Proxy
22/09/2006	Interim Report 2006
29/03/2007	Annual Report and Financial Statement 2006
29/03/2007	Notice of Annual General Meeting 2007
29/03/2007	Form of Proxy

Further information regarding the Company and its activities is available at *www.providentfinancial.com.*

A copy of this Annual Information Update and all the documents referred to therein can be obtained from the Company's registered office:

The Company Secretary
Provident Financial plc
Colonnade
Sunbridge Road
Bradford
BD1 2LQ

It is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Emma G Versluys
Assistant Company Secretary
30 March 2007

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		16:39 2 Apr 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

Ref: 2623U
Released 1648
E. Vesting 1643

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i)

………………………………

3. Name of *person discharging managerial responsibilities/director*

Richard Stephen Heels

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Spouse

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Richard Stephen Heels

Lynne Margaret Heels

………………………………

………………………………

8 State the nature of the transaction

Sale

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

-

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

1,609

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0006%

………………………………

13. Price per *share* or value of transaction

Richard Heels sold 492 shares at 803.31p per share.

Lynne Heels, sold 1,117 shares at 801.81p per share.

………………………………

14. Date and place of transaction

30 March 2007

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

24,570

0.0095%

………………………………

16. Date issuer informed of transaction

2 April 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

24. Name of contact and telephone number for queries

Emma G Versluys

Assistant Company Secretary

Tel: 01274 731111 ext. 2569

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Assistant Company Secretary

………………………………

Date of notification

2 April 2007

………………………………

END

---

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		17:00 5 Apr 07		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) A sale of shares has caused a subsidiary of Prudential to trigger this notification:

Released 17.32
Ref: 5538U

E. Vekemp 1705

(X)

....

3. Full name of person(s) subject to the notification obligation (iii)**:**
Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

Prudential plc
- Esmee Fairbairn Foundation
- JP Morgan Nominees
- M&G Income Inv Co Ltd
- Nortrust Nominee Ltd A/C MHA01
- Nortrust Nominee Ltd A/C MHF01
- Nortrust Nominee Ltd A/C MKD01
- Nortrust Noms Ltd
- Nortrust Noms Ltd A/C CRI01
- Nortrust Noms Ltd A/C MVA01
- Nortrust Noms Ltd A/C MVB01
- Nortrust Noms Ltd A/C PUC01
- Nortrust Noms Ltd A/C PUI01
- Pruclt HSBC GIS Nom (UK) PAC AC
- Pruclt HSBC GIS Nom (UK) PHL AC
- Pruclt HSBC GIS Nom (UK) PPL AC
- Pruclt HSBC GIS Nom (UK) HYBF AC
- Recovery Inv Company Limited

M&G Group Limited
- Esmee Fairbairn Foundation
- M&G Income Inv Co Ltd
- Nortrust Nominee Ltd A/C MHA01
- Nortrust Nominee Ltd A/C MHF01
- Nortrust Nominee Ltd A/C MKD01
- Nortrust Noms Ltd
- Nortrust Noms Ltd A/C CRI01
- Nortrust Noms Ltd A/C MVA01
- Nortrust Noms Ltd A/C MVB01

Nortrust Noms Ltd A/C PUC01
Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

M&G Investment Management Limited
Esmee Fairbairn Foundation
M&G Income Inv Co Ltd
Nortrust Nominee Ltd A/C MHA01
Nortrust Nominee Ltd A/C MKD01
Nortrust Noms Ltd
Nortrust Noms Ltd A/C CRI01
Nortrust Noms Ltd A/C MVA01
Nortrust Noms Ltd A/C MVB01
Nortrust Noms Ltd A/C PUC01
Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

M&G Limited
Esmee Fairbairn Foundation
M&G Income Inv Co Ltd
Nortrust Nominee Ltd A/C MHA01
Nortrust Nominee Ltd A/C MHF01
Nortrust Nominee Ltd A/C MKD01
Nortrust Noms Ltd
Nortrust Noms Ltd A/C CRI01
Nortrust Noms Ltd A/C MVA01
Nortrust Noms Ltd A/C MVB01
Nortrust Noms Ltd A/C PUC01

Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

The Prudential Assurance Company Limited
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PPL AC

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)**:**
3 April 2007

6. Date on which issuer notified:
5 April 2007

7. Threshold(s) that is/are crossed or reached:
9% (See item 13)

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
Ordinary shares of 10 4/11p ISIN: GB0002685963	**23,245,289**	**23,245,289**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN: GB0002685963	22,995,289	22,995,289		8.96%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted..	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
22,995,289	8.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Prudential plc (parent company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)
The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

The Prudential Assurance Company Limited (a wholly owned subsidiary of Prudential plc) has dropped below a 6% notifiable interest triggering this notification.

14. Contact name:

Emma G Versluys

15. Contact telephone number:

01274 731111 ext. 2569

---

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		11:02 10 Apr 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

…………………………………

Ref: 6047U
Released 12.39.

E. [signature]
1140

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i)

....

3. Name of *person discharging managerial responsibilities/director*

Stephen Raymond Ford

....

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

....

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

....

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Stephen Raymond Ford

………………………………

………………………………

8 State the nature of the transaction

Stephen Raymond Ford acquired 17,500 ordinary shares of 10 4/11p at an exercise price of 702.5p through the exercise of share options pursuant to the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996). 16,621 shares were sold at 784.5p per share.

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

17,500

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0068%

……………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

16,621

……………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0064%

……………………………………

13. Price per *share* or value of transaction

Exercise prices 702.5p

Sale price 784.5p

……………………………………

14. Date and place of transaction

5 April 2007

London Stock Exchange

……………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

929 shares

0.0003%

………………………………

16. Date issuer informed of transaction

5 April 2007

…………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Assistant Company Secretary

Tel: 01274 731111 ext. 2569

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Assistant Company Secretary

………………………………

Date of notification

10 April 2007

………………………………

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	~~Director/PDMR Shareholding~~ Holdings in company		17:23 18 Apr 07		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )

Released 18.09 h

E. [illegible]

1727

3. Full name of person(s) subject to the notification obligation (iii):
Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3.) (iv):
State Street Bk and Tr Co Lndon (S
Northern Trust London
JP Morgan, Bournemouth
HSBC Bank PLC
Brown Bros Harrimn Ltd Lux
Bank of New York Brussels

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
16 April 2007

6. Date on which issuer notified:
18 April 2007

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:
……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ISIN GB0002685963	13,636,099	13,636,099

Resulting situation after the triggering transaction (vii)

Class/type of shares if	Number of shares	Number of voting rights (ix)	% of voting rights

possible using the ISIN CODE

	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN GB0002685963			12,433,589		4.85%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,433,589	4.85%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

Nominee	Shares held	Management Company
State Street Bk and Tr Co Lndon (S	122,200	FPM
Northern Trust London	420,900	FPM

JP Morgan, Bournemouth	224,100	FPM
JP Morgan, Bournemouth	7,752,111	FISL
JP Morgan, Bournemouth	393,300	FIL
JP Morgan, Bournemouth	881,936	FII
HSBC Bank PLC	306,600	FPM
Brown Bros Harrimn Ltd Lux	2,313,742	FIL
Bank of New York Brussels	18,700	FPM

Proxy Voting:

10. Name of the proxy holder:
Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease to hold:
1,202,510

12. Date on which proxy holder will cease to hold voting rights:
16 April 2007

13. Additional information:

14. Contact name:
Emma G Versluys
Assistant Company Secretary

15. Contact telephone number:
01274 731111 ext. 2569

E Versluys

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		12:44 27 Apr 07		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

E.Vekmye 1253

....

3. Full name of person(s) subject to the notification obligation (iii):
Capital Group International, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
25 April 2007

6. Date on which issuer notified:
26 April 2007

7. Threshold(s) that is/are crossed or reached:
9%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
Ordinary shares of 10 4/11p ISIN: GB0002685963	**23,083,710**	**23,083,710**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)	**% of voting rights**

	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN: GB0002685963		23,053,710		23,053,710		8.98%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
23,053,710	8.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Emma G Versluys

15. Contact telephone number:

01274 731111 ext. 2569

---

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights		15:09 30 Apr 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

This announcement is issued to comply with the Financial Services Authority's Disclosure and Transparency Rules.

As at 30 April 2007, Provident Financial plc's capital consists of 256,605,101 ordinary shares of 10 4/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 256,605,101.

The above figure (256,605,101) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 ext. 2569

Ref: 8054V
Released 16:21.
E. Versluys

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director Change (on demerger)		09:55 1 May 07		

Text
Approved verbally by JVK / JAH
Ref: 8665V
Released 11.59.

Full Announcement Text

The board of Provident Financial plc announces that Chris Gillespie is to join the group as Managing Director, UK Consumer Credit.

He will report to Peter Crook, the current Managing Director of Provident's UK business, who is due to become group Chief Executive following the demerger of Provident's International Division. Mr Gillespie will join the Provident Financial board upon the demerger.

Mr Gillespie, 44, was Group Sales Director at Bradford & Bingley plc having been appointed to the Board at Bradford and Bingley in September 2005 as Group Lending Director. He was previously a member of the Board at HFC Bank plc where he had responsibility for the Household and Beneficial businesses. Prior to HFC, he held a range of senior positions at Barclays Bank plc.

Peter Crook said: "Chris has huge experience in consumer finance and specialist lending markets in the UK. I am delighted he is joining and look forward to working with him to develop Provident's UK business."

Chris Gillespie said: "I am joining at an exciting time. Provident has an excellent UK business and the demerger will enable further focus to be brought to its growth and development."

Enquires:

Kevin Byram	Brunswick	0207 404 5959
Nigel Prideaux	Brunswick	0207 404 5959

---

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Ref: 1682W

Released 4.05.2007 17.06

E. Vesey 1303

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Provident Financial PLC	Holding(s) in Company		10:30 4 May 07		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) A sale of shares has caused a subsidiary of Prudential to trigger this notification:

( )
....

3. Full name of person(s) subject to the notification obligation (iii):
Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

Prudential plc
- Esmee Fairbairn Foundation
- JP Morgan Nominees
- M&G Income Inv Co Ltd
- Nortrust Nominee Ltd A/C MHA01
- Nortrust Nominee Ltd A/C MHF01
- Nortrust Nominee Ltd A/C MKD01
- Nortrust Noms Ltd
- Nortrust Noms Ltd A/C CRI01
- Nortrust Noms Ltd A/C MVA01
- Nortrust Noms Ltd A/C MVB01
- Nortrust Noms Ltd A/C PUC01
- Nortrust Noms Ltd A/C PUI01
- Pruclt HSBC GIS Nom (UK) PAC AC
- Pruclt HSBC GIS Nom (UK) PHL AC
- Pruclt HSBC GIS Nom (UK) PPL AC
- Pruclt HSBC GIS Nom (UK) HYBF AC
- Recovery Inv Company Limited

M&G Group Limited
- Esmee Fairbairn Foundation
- M&G Income Inv Co Ltd
- Nortrust Nominee Ltd A/C MHA01
- Nortrust Nominee Ltd A/C MHF01
- Nortrust Nominee Ltd A/C MKD01
- Nortrust Noms Ltd
- Nortrust Noms Ltd A/C CRI01
- Nortrust Noms Ltd A/C MVA01
- Nortrust Noms Ltd A/C MVB01

Nortrust Noms Ltd A/C PUC01
Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

M&G Investment Management Limited
Esmee Fairbairn Foundation
M&G Income Inv Co Ltd
Nortrust Nominee Ltd A/C MHA01
Nortrust Nominee Ltd A/C MKD01
Nortrust Noms Ltd
Nortrust Noms Ltd A/C CRI01
Nortrust Noms Ltd A/C MVA01
Nortrust Noms Ltd A/C MVB01
Nortrust Noms Ltd A/C PUC01
Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

M&G Limited
Esmee Fairbairn Foundation
M&G Income Inv Co Ltd
Nortrust Nominee Ltd A/C MHA01
Nortrust Nominee Ltd A/C MHF01
Nortrust Nominee Ltd A/C MKD01
Nortrust Noms Ltd
Nortrust Noms Ltd A/C CRI01
Nortrust Noms Ltd A/C MVA01
Nortrust Noms Ltd A/C MVB01
Nortrust Noms Ltd A/C PUC01

Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
Recovery Inv Company Limited

The Prudential Assurance Company Limited
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PPL AC

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)**:**
2 May 2007

6. Date on which issuer notified:
3 May 2007

7. Threshold(s) that is/are crossed or reached:
See item 13

8. Notified details:
……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
Ordinary shares of 10 4/11p ISIN: GB0002685963	**21,817,235**	**21,817,235**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN: GB0002685963	21,117,235	21,117,235		8.22%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,117,235	8.22%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Prudential plc (parent company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)
The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

RECEIVED
2008 SEP 26 A 7:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: 288W
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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Sale of Provident Insurance		17:29 8 May 07		

Full Announcement Text

PROVIDENT FINANCIAL plc
SALE OF PROVIDENT INSURANCE TO GMAC

Provident Financial plc ("Provident") today announces that it has agreed the sale of Provident Insurance, its non-core motor insurance business, to Car Care Plan (Holdings) Limited (a subsidiary of GMAC Insurance Holdings Inc.) for a consideration of approximately £170m, payable in cash. This follows the announcement on 17 January 2007 that Provident was entering discussions for the possible sale of Provident Insurance. The transaction is expected to complete in June 2007, once the necessary regulatory approvals for change of control have been obtained.

In the financial year ended 31 December 2006, Provident Insurance had revenues of £160.9 million and made a pre-tax profit of £41.0 million. At 31 December 2006, gross assets amounted to £436.7 million and net assets were £81.3 million. The disposal will give rise to a pre-tax exceptional gain of approximately £70 million.

As previously announced, the disposal of Provident Insurance is an important element of the Group's capital re-structuring ahead of the demerger of its International business. Full details of the intended capital structures of the UK and International businesses following the demerger will be included in the Circular and Prospectus to be issued in connection with the forthcoming demerger.

John van Kuffeler, Chairman, commented:

"Completion of this disposal will allow the demerger of the International business to proceed rapidly.

"The price achieved for Provident Insurance reflects the quality of this business and we are delighted to see it pass into the ownership of GMAC which is a strong strategic buyer."

9 May 2007

Enquires:

Kevin Byram	Brunswick	0207 404 5959
Nigel Prideaux	Brunswick	0207 404 5959

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Provident Financial PLC	Director/PDMR Shareholding		13:55 11 May 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

Ref: 4871W
Released 16:19
E. Lefevre? 1504

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i)

………………………………

3. Name of *person discharging managerial responsibilities/director*

John Mark Collier

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Spouse

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

John Mark Collier (2,394 shares)
Capita IRG Trustees Limited (1,306 shares)

………………………………

………………………………

8 State the nature of the transaction

John Mark Collier acquired 12,500 ordinary shares of 10 4/11p at an exercise price of 709p through the exercise of share options pursuant to the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996). He then sold 12,500 shares at 800.59p per share. His spouse, Helen Anne Collier sold 1,300 shares at 815p per share.

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

12,500

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00486%

……………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

13,800

……………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00537%

……………………………

13. Price per *share* or value of transaction

Exercise price 709p

Sale price 800.59p (12,500 shares)

Sale price 815p (1,300 shares)

……………………………

14. Date and place of transaction

10 May 2007

London Stock Exchange

……………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,400 shares

0.00093%

……………………………

16. Date issuer informed of transaction

10 May 2007

……………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………

18. Period during which or date on which it can be exercised

……………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Assistant Company Secretary

Tel: 01274 731111 ext. 2569

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Assistant Company Secretary

………………………………

Date of notification

11 May 2007

………………………………

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		16:51 11 May 07		

Full Announcement Text

RECEIVED

2008 SEP 26 A 7:54

Selected 17.30
Ref: 4984W
E. Verity
17/12

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):**
   Provident Financial plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) A sale of shares has caused a subsidiary of Prudential to trigger this notification:

(X)

....

3. Full name of person(s) subject to the notification obligation (iii):
Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

Prudential plc
- Esmee Fairbairn Foundation
- JP Morgan Nominees
- Nortrust Nominee Ltd A/C MHA01
- Nortrust Nominee Ltd A/C MHF01
- Nortrust Nominee Ltd A/C MKD01
- Nortrust Noms Ltd
- Nortrust Noms Ltd A/C CRI01
- Nortrust Noms Ltd A/C MVA01
- Nortrust Noms Ltd A/C MVB01
- Nortrust Noms Ltd A/C PUC01
- Nortrust Noms Ltd A/C PUI01
- Pruclt HSBC GIS Nom (UK) PAC AC
- Pruclt HSBC GIS Nom (UK) PHL AC
- Pruclt HSBC GIS Nom (UK) PPL AC
- RBS International (Guernsey)
- Recovery Inv Company Limited

M&G Group Limited
- Esmee Fairbairn Foundation
- Nortrust Nominee Ltd A/C MHA01
- Nortrust Nominee Ltd A/C MHF01
- Nortrust Nominee Ltd A/C MKD01
- Nortrust Noms Ltd
- Nortrust Noms Ltd A/C CRI01
- Nortrust Noms Ltd A/C MVA01
- Nortrust Noms Ltd A/C MVB01
- Nortrust Noms Ltd A/C PUC01
- Nortrust Noms Ltd A/C PUI01

Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
RBS International (Guernsey)
Recovery Inv Company Limited

M&G Investment Management Limited
Esmee Fairbairn Foundation
Nortrust Nominee Ltd A/C MHA01
Nortrust Nominee Ltd A/C MKD01
Nortrust Noms Ltd
Nortrust Noms Ltd A/C CRI01
Nortrust Noms Ltd A/C MVA01
Nortrust Noms Ltd A/C MVB01
Nortrust Noms Ltd A/C PUC01
Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
RBS International (Guernsey)
Recovery Inv Company Limited

M&G Limited
Esmee Fairbairn Foundation
Nortrust Nominee Ltd A/C MHA01
Nortrust Nominee Ltd A/C MHF01
Nortrust Nominee Ltd A/C MKD01
Nortrust Noms Ltd
Nortrust Noms Ltd A/C CRI01
Nortrust Noms Ltd A/C MVA01
Nortrust Noms Ltd A/C MVB01
Nortrust Noms Ltd A/C PUC01
Nortrust Noms Ltd A/C PUI01
Pruclt HSBC GIS Nom (UK) PAC AC

Pruclt HSBC GIS Nom (UK) PHL AC
Pruclt HSBC GIS Nom (UK) PPL AC
Pruclt HSBC GIS Nom (UK) HYBF AC
RBS International (Guernsey)
Recovery Inv Company Limited

The Prudential Assurance Company Limited
Pruclt HSBC GIS Nom (UK) PAC AC
Pruclt HSBC GIS Nom (UK) PPL AC

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)**:**
9 May 2007

6. Date on which issuer notified:
11 May 2007

7. Threshold(s) that is/are crossed or reached:
The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc) has moved below the 5% notifiable interest triggering this notification

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
Ordinary shares of 10 4/11p ISIN: GB0002685963	**20,254,277**	**20,254,277**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN: GB0002685963	**20,034,277**	**20,034,277**		**7.80%**	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
22,034,277	7.80%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Prudential plc (parent company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)
The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Emma G Versluys
Assistant Company Secretary

15. Contact telephone number:
01274 731111 ext. 2569

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6932W
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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	AGM Statement/Trading Update	12:00 16 May 07	10:34 16 May 07		

OK

Full Announcement Text

Provident Financial plc
AGM Statement and Trading Update
16 May 2007

John van Kuffeler, Chairman of Provident Financial plc, made the following statement at today's Annual General Meeting.

UK home credit
UK home credit has made a positive start to 2007, with continued year-on-year growth in both customer numbers and receivables. Impairment levels remain stable despite pressures on customers' disposable incomes, due to the benefits of tight credit management and improvements to the arrears processes introduced during 2006.

Vanquis Bank
Vanquis Bank has generated further growth in customer numbers and receivables which, when combined with the re-pricing of credit lines undertaken towards the end of 2006 and tight credit management, are yielding the anticipated benefits. We continue to expect that the business will trade at around breakeven for 2007 as a whole.

International

The International home credit division has made a strong start to 2007 across all markets.

In Central Europe, Poland is performing well. The strong improvement in credit quality seen during the latter part of 2006 has continued, and the investment in expanding the agent force during the last quarter of 2006 has resulted in a return to customer growth during the last three months.

In Mexico, the main focus has been to improve the quality of the business before re-commencing the branch network expansion. Nonetheless, customer numbers have expanded strongly from the existing infrastructure. It is also pleasing to report that across the Puebla region we are seeing an improved collections performance, aided by stronger controls over new credit issued and significantly improved staff retention which is now at Central European levels. Guadalajara, the second region under development, continues to perform well. We continue to expect Mexico to move to profitability in 2009.

The Romanian pilot continues to perform satisfactorily and plans for a national roll-out are being developed.

Motor insurance
As announced on 9 May, the company has agreed the sale of Provident Insurance for a consideration of approximately £170m, which will give rise to an exceptional gain of approximately £70m, with completion expected in June once the necessary regulatory clearances have been obtained.

Group outlook and demerger

The good start to 2007 and improved trading outlook for both the UK and International businesses provides a strong platform for the proposed demerger of the International business.

As previously reported, full details of the demerger, including the intended capital structures of the UK and International businesses following the demerger, will be included in the Circular and Prospectus. We anticipate that these documents will be published very shortly after the completion of the sale of Provident Insurance which, as noted above, is expected in June.

Enquiries:

Media
David Stevenson 01274 731111

Investor Relations
Stuart Caldwell 01274 731111

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	AGM Resolutions		16:46 16 May 07		

Full Announcement Text

AGM resolutions

At the company's annual general meeting held in Shipley, West Yorkshire, on 16 May 2007 all resolutions were passed. Copies of the relevant resolutions have been submitted to the UK Listing Authority's Document Viewing Facility which is situated at 25 The North Colonnade, Canary Wharf, London, E14 5HS.

A summary of the proxies cast in respect of each resolution is set out in the Appendix below.

Name of contact and telephone number for queries:

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 extension 2569

Released 17.34.
Ref: 7429W.

E. Versluys
1653

Appendix

ANNUAL GENERAL MEETING – 16 MAY 2007
Summary of proxy cards returned appointing the Chairman as proxy

		IN FAVOUR			AT PROXY'S DISCRETION			AGAINST			WITHHELD		
		Number of shares	Number of holders	% voting shares	Number of shares	Number of holders	% voting shares	Number of shares	Number of holders	% voting shares	Number of shares	Number of holders	% total shares voted and withheld
RESOLUTION													
1.	Report and accounts	173,470,827	738	99.69	261,728	77	0.15	279,165	2	0.16	167,099	4	0.10
2.	Directors' remuneration report	151,745,827	627	88.76	273,499	80	0.16	18,945,376	93	11.08	3,214,117	42	1.85
3.	Final dividend	173,894,126	746	99.84	263,993	71	0.15	200	1	0.01	20,500	1	0.01
4.	Election of Tony Hales	173,612,609	715	99.68	283,833	83	0.16	274,010	17	0.16	8,367	8	0.01
5.	Election of Robert Hough	172,624,849	716	99.12	284,738	83	0.16	1,260,181	13	0.72	9,051	11	0.01
6.	Election of Christopher Rodrigues	173,210,914	715	99.46	285,213	83	0.16	665,378	15	0.38	17,314	10	0.01
7.	Re-election of Peter Crook	173,872,572	724	99.82	288,110	83	0.17	9,170	5	0.01	8,967	9	0.01
8.	Re-election of Charles Gregson	166,684,284	694	97.32	287,823	83	0.17	4,297,965	40	2.51	2,908,747	17	1.67
9.	Re-election of John Harnett	173,868,573	722	99.83	285,068	83	0.16	16,211	7	0.01	8,967	9	0.01
10.	Re-election of John Maxwell	173,588,871	698	99.67	312,286	98	0.18	266,396	18	0.15	11,266	10	0.01
11.	Re-election of John van Kuffeler	167,423,476	701	96.52	298,080	95	0.17	5,740,551	25	3.31	716,712	13	0.41
12.	Reappointment	169,809,167	712	99.46	289,549	93	0.17	624,808	7	0.37	3,455,295	17	1.98

	of auditors												
13.	Remuneration of auditors	172,528,451	716	99.05	290,618	94	0.17	1,354,967	8	0.78	4,783	6	0.01
14.	Political Parties, Elections and Referendums Act 2000	173,035,825	590	99.41	306,856	90	0.18	709,149	122	0.41	126,989	24	0.07
15.	Authority to purchase own shares (Special Resolution)	173,832,628	708	99.80	308,361	92	0.18	28,509	14	0.02	9,321	7	0.01
16.	Power to allot shares for cash (Special Resolution)	173,804,876	691	99.80	304,064	92	0.17	56,803	30	0.03	13,076	11	0.01
17.	Amendment to Article 95	173,730,221	671	99.76	314,494	97	0.18	101,128	39	0.06	32,976	16	0.02
18.	Amendment to Article 87 (Special Resolution)	173,391,780	679	99.59	317,841	99	0.18	394,127	25	0.23	75,071	19	0.04

Notes:

1. Percentage of voting shares is the percentage of shares voted and excludes shares on which votes were withheld.
2. Total number of shares voted = 174,178,819
3. Total number of valid proxies returned = 836
4. Total number of shares in issue = 256,886,439

16 May 2007

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Listing Rule 9.6.13		16:51 17 May 07		

Full Announcement Text

Further to the announcement on 1 May 2007 that Chris Gillespie will join the board at demerger, Provident Financial plc announces that there is no further information to disclose under Listing Rule 9.6.13 in respect of Chris Gillespie.

Rosamond J Marshall Smith
General Counsel and Company Secretary
Tel: 01274 731111 ext. 2356

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Provident Financial PLC	Total Voting Rights		15:50 31 May 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 31 May 2007, the company's issued share capital consists of 257,050,837 ordinary shares of 10 4/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 257,050,837.

The above figure (257,050,837) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 ext. 2569

E Versluys
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Provident Financial PLC	Directorate Change		13:59 1 Jun 07		

Full Announcement Text

Provident Financial – Manjit Wolstenholme

Provident Financial plc is pleased to announce that Manjit Wolstenholme will be joining its board as an independent non-executive director with effect from the date of the demerger of its international home credit business. She is a chartered accountant who qualified with PricewaterhouseCoopers. She spent thirteen years with Dresdner Kleinwort, latterly as co-head of investment banking. She was a partner at Gleacher Shacklock from 2004-2006 and is currently a non-executive director of Capital & Regional PLC. She will chair the Audit Committee with effect from demerger.

There is no further information to be disclosed in relation to Manjit Wolstenholme pursuant to Listing Rule 9.6.13.

International Personal Finance – Nick Page

Provident Financial plc is also pleased to announce that Nick Page will be joining the board of International Personal Finance as an independent non-executive director when its international home credit business is demerged. He was formerly Chief Operating Officer of Travelex plc, Managing Director of Hambro Insurance Services plc and an executive director of Hambros Bank. He is a chartered accountant and will chair the Audit Committee.

There is no further information to be disclosed in relation to Nick Page pursuant to Listing Rule 9.6.13.

Rosamond J Marshall Smith
General Counsel and Company Secretary

1 June 2007

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Provident Financial PLC	Director/PDMR Shareholding		12:41 5 Jun 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

RECEIVED
2008 SEP 26 A 7:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

E. Vallings
1320.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Capita IRG Trustees Limited

………………………………

………………………………

8 State the nature of the transaction

Purchase pursuant to the company's dividend reinvestment scheme

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

181

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00007%

……………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

……………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

……………………………

13. Price per *share* or value of transaction

785.532p

……………………………

14. Date and place of transaction

25 May 2007

London Stock Exchange

……………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into

account when calculating percentage)

6,688

0.0026%

…………………………………

16. Date issuer informed of transaction

4 June 2007

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Tel: 01274 731111 extension 2569

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Assistant Company Secretary

………………………………

Date of notification

5 June 2007

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i)

………………………………

3. Name of *person discharging managerial responsibilities/director*

David Michael Rees

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

……………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

……………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

……………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Capita IRG Trustees Limited

……………………………

……………………………

8 State the nature of the transaction

Purchase pursuant to the company's dividend reinvestment scheme

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

524

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0002%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

………………………………

13. Price per *share* or value of transaction

785.532p

………………………………

14. Date and place of transaction

25 May 2007

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

19,787

0.00769%

………………………………

16. Date issuer informed of transaction

4 June 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Tel: 01274 731111 extension 2569

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Assistant Company Secretary

………………………………

Date of notification

5 June 2007

………………………………

END

---

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Demerger proposals		02:01 7 Jun 07		

Full Announcement Text

RECEIVED
2008 SEP 26 A 7:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: 4420X
Released 7.14am

Provident Financial plc

Details of the proposed demerger of the international home credit business

Provident Financial plc ("**Provident**") today announces details of the proposed demerger of its international home credit business ("**IHC**"). Pursuant to the demerger, IHC (comprising Provident International Holdings Limited and its wholly-owned subsidiaries) will be transferred to International Personal Finance plc (a newly established public limited company which has been incorporated to be the holding company of IHC) ("**IPF**"). Subject, inter alia, to shareholder approval, the demerger will result in Provident shareholders receiving one share in IPF for every Provident share they hold.

Presentations to research analysts on each of the two businesses will be held today at the offices of Dresdner Kleinwort, 30 Gresham Street, EC2P 2XY at 10.30a.m. The key highlights of these presentations are:

The demerger

- The key reason for the demerger is that the UK and international businesses have different strategic agendas calling for different management skills and focus. Both businesses are expected to benefit from the demerger. The international

business will be better able to capture its growth opportunities through greater management focus and the closer alignment of management incentives to the performance of the international business. The UK business will be able to concentrate on developing a more broadly based business focused on the UK non-prime consumer credit market.

- The demerger is expected to result in stronger operational and financial performance for both businesses.
- The demerger will offer a choice of investment into two attractive and successful businesses with markedly different characteristics.
- Provident will, prior to the demerger, introduce £70 million of additional capital into IHC to adequately capitalise it as a stand-alone business.
- In the absence of unforeseen circumstances, Provident and IPF intend to pay an aggregate dividend in respect of 2007 of 36.50 pence per share, equal to the Provident dividend per share paid in respect of 2006.

<u>Provident – post-demerger</u>

- The UK home credit business will build on its leading position in the UK specialist consumer lending market and is expected to grow and to continue to benefit from (i) the continued diversification of marketing channels for new customer recruitment, (ii) improved customer segmentation and contact management, (iii) product innovation and enhanced lending decision processes and (iv) the introduction of new technology, allowing a streamlining of its cost structure.
- Vanquis will continue to focus on the provision of credit cards to the non-prime market. In the medium-term, it is believed to have the potential to exceed 500,000 customers and £300 million net receivables and to earn a post-tax return on equity of around 30%. Vanquis is expected to trade at around breakeven in 2007.
- There is an increasing market opportunity for Provident's UK businesses because of a combination of growth in the UK non-prime market and the tightening of lending criteria by mainstream credit providers.
- The UK business has a large, dynamic customer base and a national branch infrastructure. It aims to build on its leading position in the UK specialist, non-standard lending market and in particular to improve its retention of the estimated 200,000 customers who migrate up the credit quality chain each year, through extension of its product range to include agent and non-agent collected unsecured and secured personal loans over longer repayment terms.

- In the absence of unforeseen circumstances, the board of directors of Provident intends to pay a dividend per share for 2007 of 31.75 pence per share (before adjustment for the proposed consolidation of Provident's share capital). It is the intention of the directors to at least maintain the dividend per share with a medium-term objective to build cover until a dividend payout ratio of 80% is reached.

- Provident has pro forma net assets as at 31 December 2006 of £207.1 million, after allowing for adjustments in respect of the £70 million capital injection into IPF, net proceeds of £162.7 million from the sale of Provident Insurance, demerger costs of £20.4 million and after deducting the 2006 final dividend of £56.4 million paid in May 2007.

- As at 31 December 2006, Provident has a pro forma equity to receivables ratio of 23%. The directors consider that a capital structure with a ratio of ordinary shareholders' capital to receivables of 15% compared with the current target of 20% is appropriate. This implies surplus capital of some £80 million on demerger. However, in light of the high dividend payout ratio, this surplus will be retained in the near term to fund growth opportunities and provide a sensible degree of strategic flexibility. Provident may consider share buy-backs as and when appropriate.

- Cost savings of almost £3 million per annum are expected after the demerger as a result of a reduction in corporate overhead costs.

- The Fitch Issuer Default Rating has been maintained at BBB+ and the estimated weighted average cost of debt is unchanged at approximately 7%.

- The UK business has made a positive start to 2007.

IPF

- A proven record of building successful, capital generative businesses in emerging markets underpinned by an experienced management team.

- A substantial business spanning six countries, with 1.8 million customers, 28,400 agents and over 5,000 employees.

- Pro forma pre-tax profit for 2006 of £39.9 million, based on IHC's reported segmental profit for 2006 of £46.2 million and allowing for the increased costs of operating as a stand-alone and listed business of £9.1 million and a reduction in borrowing costs of £2.8 million (mainly attributable to the £70 million capital injection on demerger).

- Significant opportunities for future growth from the fast growing demand for consumer credit in IPF's existing markets and from a target list of eight large new markets to enter, including Russia, India and the Ukraine.

- A clear strategy to seize the opportunities for growth: (i) to increase the pre-tax profit from the established Central European markets by 50% to about £95 million at maturity, (ii) to realise the potential of the markets currently under development, Mexico and Romania, with a target pre-tax profit from these markets of £90 million and £20 million respectively at maturity and (iii) to enter further emerging markets, with a plan to enter three to four countries over the next five years.

- Mexico is expected to report a profit in 2009 and Romania, which has recently successfully completed the pilot stage and been approved for national roll-out, is expected to report a profit in 2010.

- In 2007, approximately £15 to £16 million will be invested in start-up losses from developing markets, principally Mexico and Romania. Thereafter, for the medium-term, IPF's target start-up losses in developing new territories is expected to be broadly equal to 25% of pre-tax profits before such start-up losses.

- IPF intends, subject to satisfactory completion of due diligence, to commence a pilot in the Russian market in the latter part of 2007 which may include the acquisition of a small bank costing about £3 to £5 million.

- Pro forma net assets as at 31 December 2006 of £150.2 million as adjusted for a £70 million capital injection from Provident, giving a pro forma equity to receivables ratio of 45%. This level of capitalisation recognises the risk profile of the emerging markets in which IPF operates and underpins its future requirement to attract debt finance to support its growth strategy. In the longer term, IPF targets to reduce the equity to receivables ratio towards 20% as the business matures.

- IPF's Central European operations are already generating substantial surplus capital. In 2006, they generated surplus capital of £37.8 million which was available to fund both new country development and dividends.

- In the absence of unforeseen circumstances, IPF intends to pay a dividend of 4.75 pence per share for 2007 and thereafter to adopt a progressive dividend policy reflecting the profitability of IHC's businesses as well as its capital and cash flow requirements, with a medium-term objective of moving to a dividend payout ratio of approximately 25% of profit after tax. IPF believes that this will allow the capital requirements of its growth strategy to be met from retained earnings.

- The tax rate for 2007 and thereafter is expected to be approximately 30%.

- IPF has made a strong start to 2007 across all markets.

Key Dates

Friday 22 June 2007	Posting and publication of circular and prospectus
Friday 13 July 2007	EGM to seek shareholder approval for the demerger
Monday 16 July 2007	Demerger effective

John van Kuffeler, Chairman of Provident, commented:

"The separation of the UK and international businesses is good for the two businesses and good for shareholders. The international business will be better able to secure its exciting growth prospects, and the UK business will be free to build on its leading position in the UK non-prime consumer credit market. The board of Provident believes that this move will maximise shareholder value in both the near and longer term."

Christopher Rodrigues, Chairman Designate of IPF, commented:

"The international business has a proven and successful model and an experienced management team. We see many opportunities both in our existing markets and in new emerging markets. We are all looking forward to the next exciting phase of the business' development."

Enquiries:

Kevin Byram	Brunswick	020 7404 5959
Nigel Prideaux	Brunswick	020 7404 5959

1. Rationale for demerger

IHC was established in 1997 as part of Provident's strategy to develop new sources of growth to complement its UK business. Today, IHC has businesses in Poland, the Czech Republic, Slovakia, Hungary, Romania and Mexico with revenue in 2006 of £365.3 million and pro forma profit before tax and exceptional demerger costs in 2006 of £39.9 million (based on IHC's reported segmental profit for 2006 of £46.2 million and allowing for the increased costs of operating as a stand-alone and listed business

of £9.1 million and a reduction in borrowing costs of £2.8 million (mainly attributable to the £70 million capital injection on demerger)).

This impressive growth profile has been achieved in part through the financial and operational support of the UK home credit ("**UKHC**") business, but has now reached a point where IHC is an operationally and financially self-sufficient, stand-alone entity with its own management structure. The UKHC and IHC businesses have reached very different stages of development with distinct strategic agendas calling for different management skills and focus. UKHC is an excellent, cash-generative business competing in a large, more mature consumer credit market, whilst IHC continues to identify significant growth opportunities in new and existing markets and is well placed to continue to grow rapidly. IHC has also developed its own knowledge base with respect to entering markets and benchmarking growth and development. These two businesses therefore require different management skills and strategic focus.

Accordingly, the board of Provident considers it is now appropriate to separate these two distinct businesses into independently listed entities.

As part of a separate group, IHC will be better able to capture its growth opportunity through:

- exclusive management focus on the significant opportunities to capture growth in new and existing emerging markets; and
- greater alignment of incentives, with management and employees able to participate directly in the success of the IHC business.

As an independently listed UK-centric business, the board of Provident considers that it will also benefit from greater strategic focus, enabling it to concentrate on developing a more broadly based business focused on the UK non-prime consumer credit market. Given the reasons for the demerger outlined above, Provident does not intend to operate in IHC's markets.

Accordingly, the board of Provident believes that the benefits of the demerger should be reflected in stronger operational and financial performance of both businesses with a greater strategic focus on the development of each group. As a consequence, the demerger will offer a greater choice to Provident's shareholders specifically and to investors generally regarding their investment in the two businesses.

2. Demerger timetable

Provident announced on 9 May 2007 that it had agreed to sell Provident Insurance, its non-core motor insurance business for

approximately £170 million. The transaction is expected to complete in mid-June 2007, once the remaining regulatory approvals for change of control have been obtained.

On 22 June 2007, following completion of the sale of Provident Insurance:

- Provident intends to post a circular to shareholders seeking their approval for the demerger at an extraordinary general meeting, to be held on 13 July 2007; and

- IPF intends to publish a prospectus in respect of its separate listing.

Subject to the approval of shareholders having been obtained, it is expected that the demerger will complete on 16 July 2007, on which date Provident will transfer IHC to IPF and IPF's shares will be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

It is intended that the demerger is to be effected by Provident declaring a special dividend equal to the book value of Provident's shareholding in Provident International Holdings Limited (**"PIHL"**), the intermediate holding company of IHC. This special dividend will be satisfied by the transfer of the entire issued share capital of PIHL to IPF, the consideration for which will be the allotment and issue by IPF of ordinary shares to Provident shareholders on the basis of one share in IPF for each Provident share held.

Immediately after the demerger becomes effective, it is intended that the share capital of Provident will be consolidated. The purpose of this share consolidation is to preserve the value of share options and awards under Provident Employee Share Schemes and to maintain, so far as reasonably practicable, the pre-demerger share price and the comparability of historic and future earnings per share data. Further details of the share consolidation will be included in the circular. Shortly after the demerger becomes effective, IPF will also seek Court approval for a reduction of its capital in order to create distributable reserves of approximately £410 million.

3. Information on the UK Group

Subsequent to the demerger, the UK Group will comprise UKHC, Vanquis and DAFS (formerly trading as Yes Car Credit). In the year ended 31 December 2006, these businesses had revenue of £654.6 million and a profit before tax of £108.0 million. The pro forma net assets of the UK Group as at 31 December 2006 were £207.1 million.

The average number of employees of these businesses, including those providing central functions, for the year ended 31

December 2006 was approximately 3,200. In addition, in 2006 UKHC had on average 11,500 home credit collection agents.

The UK Group aims to build on its leading position in the UK specialist or non-standard lending market and, in particular, to improve its retention of customers as they migrate up the credit quality chain by continuing to develop a more broadly based business beyond home credit.

UKHC's objective is to remain the leading community-based lender in the UK and Ireland by developing and growing its core home-collected credit business. Vanquis will continue to operate as a non-prime credit card business with a view to increasing its existing customer base and trading at around breakeven in 2007. The UK Group intends to continue to collect-out the DAFS receivables book, although will keep all options under review.

The UK Group will thus be focused on the UK specialist lending market, where its key strengths are:

- its long experience of and leading position in home-collected credit;
- its national branch and management infrastructure with in excess of 300 locations;
- its growing position in non-prime credit cards and its understanding of this market; and
- the large, attractive and dynamic customer bases in UKHC and Vanquis.

4. Current trading of the UK Group

UKHC has made a positive start to 2007, with continued year-on-year growth in both customer numbers and receivables. Impairment levels remain stable despite pressures on customers' disposable incomes, due to the benefits of tight credit management and improvements to the arrears processes introduced during 2006.

Vanquis has generated further growth in customer numbers and receivables which, when combined with the re-pricing of credit lines undertaken towards the end of 2006 and tight credit management, are yielding the anticipated benefits.

5. UKHC

Established in 1880, UKHC is the largest home credit business in the UK, with 2006 profits of £127.5 million. It offers simple, transparent financial products to customers with average and below average incomes, some of whom may find it more difficult than most consumers to access mainstream credit or who prefer the home credit offering.

Operating under the Provident and Greenwood brands, UKHC provides small, unsecured home-collected cash loans which are delivered to the customer's home by a self-employed agent who then calls at the customer's home regularly to collect the repayments.

Loans in aggregate of £940.8 million were provided in 2006 and customer numbers at the end of 2006 were just over 1.5 million, serviced by a network of 11,500 agents. Of these customers, UKHC would typically expect to lose approximately 300,000 customers with non-performing loans and lose a further 200,000 customers who pay off their loans and do not seek new loans, whilst recruiting 500,000 new customers.

The wider UK consumer credit market is relatively mature, but the board of Provident believes that UKHC is well positioned to create future growth through a combination of cost and technology efficiencies and product innovation to attract new customers, including through the marketing of longer, larger loans to more established and reliable customers and pre-paid VISA cards that the customer can use like a debit card.

Following the demerger, UKHC will continue to focus on remaining the leading community-based lender in the UK and Ireland, developing and growing the core home credit business and introducing direct repayment products. The board of Provident believes that the key strengths of UKHC from which to continue this strategy are as follows:

- **Proven business model.** Provident is the UK's leading home credit company. The home-collected credit model has been developed and refined in the UK over the past 127 years and is the cornerstone of Provident's UK business. Its cash generation serves as a strong basis for evolving Provident's business to secure its long-term future.
- **Experienced management team.** The UKHC management team will all remain with the UK Group following the demerger, providing continuity and maintaining a team with considerable experience of the consumer finance industry.
- **Well-developed product offering.** UKHC's products and charges are simply structured and transparent, with a fixed all-in-cost and no additional default charges, which helps customers control their spending and budgeting.
- **Knowledgeable and experienced agent force.** UKHC has 11,500 agents based in local communities, many with years of experience, affording UKHC in-depth knowledge of its target customer group.
- **National field coverage and infrastructure.** More than 300 local branches, combined with substantial agent coverage throughout the UK, means that UKHC benefits from local knowledge on a national scale.

- **Ability to adapt quickly.** Short-term lending and weekly face-to-face contact allow UKHC to react quickly to changes in customers' circumstances.

UKHC's strategy to fulfil its objective of remaining the leading community-based lender in the UK and Ireland consists of the following key elements:

- **Growing the customer base.** UKHC is increasing the use of new marketing channels to complement the traditional agent-based recruitment of customers. In addition to expanding direct response marketing, new channels are being developed, such as targeted direct sales in shopping centres, internet marketing, partnerships with retailers, mail order companies and finance companies to acquire declined credit applicants and linking up with retailers to provide credit to their customers. The benefits of this diversification are already becoming apparent - in the last two years, the number of customers recruited from non-agent sources has grown by approximately 200% from just over 45,000 in 2004 to over 140,000 in 2006, with the biggest increases being derived from the direct mail and internet channels.

- **Maximising the retention of profitable customers.** Having incurred cost to acquire customers, repeat and increased business from profitable customers is a key priority for UKHC. UKHC continues to review its product offerings and incentives to match closely the varying requirements of existing customers and would expect to re-serve approximately two-thirds of its current customer base.

- **Rolling out new products and taking advantage of market opportunities.** UKHC will continue to develop and refine its product portfolio to retain existing, and attract new, customers. This includes offering larger loans over longer repayment terms, providing loans in the form of pre-paid VISA debit cards and possible remote granting or collection of loans. Furthermore, a combination of the growth in the UK non-prime lending market and the tightening of lending criteria by mainstream credit providers means that there is an increasing market opportunity for Provident to develop a more broadly based business in the UK non-prime consumer credit market, leveraging off its customer base and branch infrastructure.

- **Enhancing lending decision processes.** UKHC will continue to build on its credit management systems. The agent lending process is being augmented through a combination of enhanced credit scoring (for both new and ongoing customers) and arrears processes.

- **Streamlining the cost structure.** By combining the field management and administration of the Provident Personal Credit and Greenwood Personal Credit brands and rolling out hand-held computers to field agents, UKHC continues to streamline the organisation and support growth through a single management and cost structure.

- **Maximising UK Group marketing opportunities.** UKHC is well positioned to offer loans to customers who respond to Vanquis marketing and meet UKHC, but not Vanquis, lending criteria.

6. Vanquis

Vanquis was established in 2003 as part of Provident's strategy to broaden its range of credit products, and provides credit cards tailored to the needs of UK customers on average and below average incomes. An experienced management team was brought together to develop the product and the business and, after a period of market testing, a full scale roll-out commenced in January 2005. Vanquis currently offers credit card products, with initial credit limits of between £250 and £5,000, principally at the lower end of this range. By the end of 2006, it had over 250,000 cardholders.

The directors believe that the key strengths of Vanquis are derived from its deliberate positioning and focus on the non-prime market rather than as a mainstream provider in the mass credit card market. The key strengths are as follows:

- **The experience of its management team in the non-prime market.** The Vanquis business was started in 2003, but from the outset employed a management team with extensive knowledge of operating credit card products in the non-prime markets.

- **Extensive knowledge of the UK non-prime customer.** Vanquis has been offering credit cards to non-prime customers for over three years and combines this experience with access to extensive experience and data on the UK non-prime market generated by UKHC. This has helped to accelerate Vanquis's development of a stand-alone proprietary database.

- **Highly targeted marketing models.** Vanquis has developed efficient customer acquisition targeting models using the experience gathered from its "test and learn approach" to direct mailing over the past three years and benefits from the additional insight provided by the UKHC customer base.

- **Refinement of a quantitative approach to underwriting risk and credit management.** Vanquis has developed a highly analytical and quantitative approach to the processes of underwriting non-prime credit risk. This includes the assessment of whether or not to provide a card to an applicant, and if so, what credit limit to assign as well as the timing and amounts of credit limit increases.

- **Positioned to extend smaller credit limits than in the prime market with consequentially higher APR pricing.** Vanquis generally extends much smaller credit limits than are typically made available in the overall credit card market. This suits customers who want to stay in control of their spending but who welcome the convenience offered by a credit

card. As the costs of operating a credit card account are essentially fixed, the operating costs on a low credit limit of £250 are a greater proportion of the credit when compared with a mainstream credit limit of more than £2,000. Consequently, Vanquis's products must generally carry higher interest rates and APRs than those offered in the prime market in order to deliver adequate levels of return to Vanquis. The management believe that competitors with broader product portfolios who have significant operations in the prime sector are more restricted in their willingness to price non-prime assets properly.

Vanquis is still in the relatively early stages of its development but expects to trade at around breakeven for 2007 and has the potential to exceed 500,000 cardholders and £300 million in net receivables, and to earn around a 30% post-tax return on equity in the medium-term. With a view to achieving these goals, Vanquis is pursuing the following strategies:

- **An operation focused on the UK's non-prime credit card market.** Many prime market credit card providers have historically avoided this part of the market with its need for relatively low credit limits and higher risk profile, and the consequent need to operate with higher APRs than in the prime market. Vanquis has been developing this opportunity by focusing on this market segment.

- **Maximising market opportunities.** Following the OFT's decision to impose a cap on credit card default charges and the need to increase interest rates in order to maintain income levels, management believe that some lenders are withdrawing from the non-prime credit card market in order to protect their prime brands, rather than have them associated with higher APRs. Together with a combination of growth in the UK non-prime market and the tightening of lending criteria by mainstream credit providers, this means that there is an increasing market opportunity for Vanquis.

- **'Low & grow' policy.** Vanquis typically acquires customers with adverse features in their credit history or limited credit history and offers a relatively low initial credit limit (i.e. £250 or £500) with modest increments granted over time depending on account performance. This targeted risk management minimises the exposure of Vanquis to defaulters at an earlier, lower cost, stage.

- **Increased use of multi-channel marketing and refinement of targeting methods.** Vanquis is developing additional marketing channels in order to address a larger proportion of the UK's non-prime sector. Although originally established with a direct mail strategy, Vanquis estimates that the use of the internet in particular has significantly opened up the potential market, increasing substantially the number of customers who can be reached. The benefits of using complementary channels are already apparent - in the last two years, the number of customers recruited from sources other than direct mail has grown from virtually none in 2004 to over 60,000 in 2006 (out of a total of just over 140,000 new customers recruited that year). Of these, approximately two-thirds were recruited through the internet.

- **Increased integration of Vanquis and UKHC.** By evolving the marketing channels, customers can quickly be directed to the most appropriate product for their requirements, ensuring rapid delivery of credit. In addition, the infrastructures of the two businesses can be evolved to enhance customer contact centre management and remote collection techniques. Increased integration with UKHC can therefore improve customer economics from the costs of acquisition through to the costs and benefits of maintaining customer relationships and improving collections performance.

Now that a sound platform for growth has been established, a new managing director of Vanquis, Michael Lenora, has been appointed to lead the next phase of the business' development. He has 25 years of experience in the non-prime credit card market and will join the UK Group shortly.

7. DAFS

DAFS is collecting the outstanding customer debt remaining after the closure of the UK Group's Yes Car Credit activities in December 2005. Yes Car Credit sold used cars together with a package of credit and associated insurance products from a network of UK branches.

In 2006, the remaining vehicle stock was sold, almost all branch leases were surrendered and staff numbers reduced as the collection activity decreased. The number of customer accounts reduced from 59,000 to 33,000 during 2006 and the amounts owed by those customers fell from £235.3 million to £108.6 million over the same period. Customer numbers will continue to decline until the final customer contracts mature in 2009.

8. Pro forma statement of net assets of the UK Group

An unaudited pro forma statement of consolidated net assets of the UK Group as at 31 December 2006 is set out in the Appendix. This statement shows pro forma net assets of £263.5 million, which reduce to £207.1 million after adjusting for the 2006 final dividend paid by Provident in May 2007.

9. Capital and cost structures and dividend policy of the UK Group

Capital structure

The proceeds from the sale of Provident Insurance net of costs will amount to £162.7 million, of which £70 million will be injected as new capital into IHC. This level of capital has been provided to support the high growth strategy that IHC plans to pursue in order to capture the opportunities for profitable growth in emerging markets. As at 31 December 2006, Provident has

a pro forma equity to receivables ratio of 23%. The directors consider that a capital structure with a ratio of ordinary shareholders' capital to receivables of 15% compared with the current target of 20% is appropriate. This implies surplus capital of some £80 million on demerger. However, in light of the high dividend payout ratio, this surplus will be retained in the near term to fund growth opportunities and provide a sensible degree of strategic flexibility. Provident may consider share buy-backs as and when appropriate.

Cost structure

Following the demerger, the UK Group's costs of funding will remain unchanged but it is expected that it will benefit from a cost saving of almost £3 million per annum as a result of a streamlined central corporate team and the simplification of the business following the separation of IHC.

Dividend policy

In the absence of unforeseen circumstances, the directors of Provident intend to declare aggregate dividends of 31.75 pence per Provident share in respect of 2007, before adjustment for the proposed consolidation of Provident's shares. Thereafter, the directors of Provident intend to at least maintain the annual dividend per share, with a medium-term objective to move to a dividend payout ratio of approximately 80% of profit after tax, which they believe is appropriate for the Provident group as configured after the demerger.

Tax rate

The UK Group will be primarily a UK group for tax purposes and it is therefore likely that, following the demerger, its effective tax rate will be 30%, reducing to around 28% once the mainstream rate of corporation tax falls to that level as proposed from 1 April 2008.

10. Overview of IHC

IHC is headquartered in the UK and, since 1997, has successfully entered into six emerging markets. The Polish and Czech businesses opened in 1997 with further operations following in Slovakia and Hungary (2001), Mexico (2003) and Romania (2006).

The principal overseas subsidiaries operate 179 branches across Central Europe, Romania and Mexico, and have approximately 1.8 million customers in aggregate. IHC has some 5,000 direct employees and also engages approximately

28,400 agents, of whom around 4,200 are employed. The four established Central European markets are very profitable, earning reported profit before tax for 2006 of £65.7 million (£64.1 million on a pro forma basis) on average receivables of £293 million and this success has allowed the investment in opening new markets in Mexico and Romania (with start-up losses for 2006 of £12.3 million on a pro forma basis). IHC is well positioned to build on this success and to grow rapidly by optimising profits from its home credit product in its established Central European markets, developing the full potential of the markets currently under development (Mexico and Romania), expanding into further emerging markets and extending its offering of credit products to the non-prime market.

The home-collected credit product currently accounts for almost all of the business of IHC with pilot tests of other credit products being performed in Poland and the Czech Republic. Home-collected credit involves the provision of small sum unsecured cash loans (typically £50 to £700, depending on the market) normally repayable over 26 to 52 week terms. The loan is delivered to the customer's home by an agent (usually within 48 hours of first contact), who is thereafter the primary customer relationship manager and meets the customer each week in their home to collect repayments and discuss their requirements for further loans. The home visit also enables the agent to gather key income information about the customer before a loan is granted.

Home-collected credit products are primarily purchased by customers in the non-prime sector on average to below average incomes who have limited access to mainstream credit, largely dictated by socio-demographic factors. Given the higher credit risk profile of the customer base, the business expects a certain level of missed payments and factors this into product pricing and its response to missed payments. Accordingly, the products are priced transparently, with no added interest for late payment, no hidden charges and no default charges and there is scope to take a flexible approach with late paying customers.

Markets and competitive position

IHC currently operates in six emerging markets: Poland, the Czech Republic, Slovakia, Hungary, Mexico and Romania. These markets share common features: strong economic growth accompanied by a growing demand for consumer products in conjunction with an underdeveloped supply of consumer credit.

The table below shows the penetration and the compound annual growth rates of consumer credit in each market.

	Poland	Czech Republic	Hungary	Slovakia	Mexico	Romania
2006 GDP (US$ bn)	338.7	137.0	111.1	55.2	840.0	115.3
Population (million)	38.1	10.2	10.0	5.5	107.4	21.6

GDP per capita (US$)	8,883	13,405	11,135	10,133	7,818	5,326
2003 consumer credit market (US$ bn)	27.2	9.2	11.3	2.9	68.4	0.5
2006 consumer credit market (US$ bn)	64.6	25.4	24.9	9.1	124.3	9.1
2006 consumer credit market as % of GDP	19.1%	18.6%	22.4%	16.5%	14.8%	7.9%
2003 to 2006 consumer credit market CAGR	22.5%	31.1%	26.5%	36.5%	20.5%	134.8%

Unless otherwise stated, market information has been sourced from independent consumer credit statistics.

The consumer credit industry in all these markets is dynamic, with both new players entering and increasing consolidation amongst existing providers. The markets are as yet relatively un-segmented and, to some extent, competitive positions are transitory with some players likely to be serving customers in market segments that they will not occupy in the longer term. This situation has been evolving. In all IHC's markets at the time of its entry there has been a very small prime segment and large non-prime and unservable segments. The non-prime segments had in most markets been provided with credit from local banks and non-bank finance companies on a limited scale. At this stage, instalment credit provided at the point of sale to customers who could provide a guarantee was the most common source of credit. As the markets have developed, the extent and range of credit products provided to near prime customers has increased and the requirement for guarantors has reduced. At the same time, the size of the prime and non-prime segments in these markets has increased and the unservable segments have reduced.

IHC has succeeded in establishing a strong, national market position in the non-prime segment in all of the Central European markets and has created the home credit category in all the markets it has entered. Local copycat home credit providers have emerged and offer some local, but not national, competition in the home credit category in all markets except Slovakia, where there is a national competitor. In the Central European markets, customers, particularly near prime customers, do now have a choice of credit products and providers and IHC has successfully faced active competition in these rapidly growing markets in recent years. In Mexico the market is less developed but IHC believes similar trends can be expected in the future.

11. Financial information on IHC

The tables below set out IHC's consolidated income statements and balance sheets for the period indicated and have been extracted from the consolidation schedules which support the audited financial statements of Provident for the years ended 31

December 2004, 31 December 2005 and 31 December 2006. The financial information has been prepared in accordance with IFRS.

Summary income statement

	2004 £m	2005 £m	2006 £m
Total income	275.2	364.7	372.5
Total costs	(238.4)	(319.1)	(334.4)
Profit before taxation	36.8	45.6	38.1
Central Europe	49.8	60.7	65.7
Mexico	(2.3)	(3.1)	(9.7)
Romania	-	-	(2.4)
UK central costs	(10.7)	(12.0)	(11.3)
Profit before taxation and demerger costs	36.8	45.6	42.3
Demerger costs	-	-	(4.2)
Profit before taxation	36.8	45.6	38.1
Tax expense	(12.1)	(13.8)	(12.7)
Profit after taxation	24.7	31.8	25.4

The summary income statements above are shown after allocating to IHC a portion of Provident's corporate overhead in addition to that reflected in the reported divisional profit. In 2006, the reported divisional profit was £46.2 million and the additional divisional corporate overhead allocation was £3.9 million, which gives the profit before tax and demerger costs of £42.3 million set out above. The income statements do not include the expected full cost of running a separate corporate office and IT function in Leeds. It is estimated that corporate office and IT costs would have been approximately £5.2 million higher than the Provident allocation included in the 2006 income statement above.

In addition, the above income statements do not take account of the revisions to the IHC funding structure and financing arrangements following demerger, which would have resulted in the interest cost in 2006 being approximately £2.8 million lower.

Taking into account all of these adjustments, the pro forma profit before tax and demerger costs for IHC for the year ended 31 December 2006 was £39.9 million.

Summary balance sheet

	2004 £m	2005 £m	2006 £m
Non-current assets	28.8	38.0	60.2
Current assets	-	-	

Amounts receivable from customers	285.1	328.7	331.0
Other current assets	137.1	182.4	217.4
Total current assets	422.2	511.1	548.4
Current liabilities			
Borrowings	(135.4)	(199.1)	(297.8)
Other current liabilities	(38.9)	(43.5)	(59.0)
Total current liabilities	(174.3)	(242.6)	(356.8)
Non-current liabilities			
Borrowings	(244.3)	(242.1)	(169.6)
Other non-current liabilities	(10.4)	(8.2)	-
Total non-current liabilities	(254.7)	(250.3)	(169.6)
Net assets	22.0	56.2	82.2

Pro forma net assets as at 31 December 2006 are £150.2 million, as adjusted for a £70 million capital injection from Provident and £2 million of other adjustments principally relating to demerger costs, giving a pro forma equity to receivables ratio of 45%.

12. Current trading of IHC

IHC has made a strong start to 2007 across all markets. The strong improvement in credit quality seen in Poland during the latter part of 2006 has continued, and the investment in expanding the agent force during the last quarter of 2006 has resulted in a return to customer growth during the last three months. The other Central European markets are also performing well, with steady customer growth and good credit quality.

In Mexico, the main focus has been to improve the quality of the business before re-commencing the branch network expansion. Nonetheless, customer numbers have expanded strongly, by 45,000 to 297,000 in total by the end of May 2007, from the existing infrastructure. An improved collections performance has been seen across the Puebla region, aided by stronger controls over new credit issued and significantly improved staff retention which is now at Central European levels. Guadalajara, the second region under development, continues to perform well. The start-up losses for Mexico in 2007 are expected to be broadly similar to those in 2006.

The Romanian pilot continues to perform very well. Rates of customer recruitment are in line with expectations and customers now exceed 13,000. Credit quality also remains good. National roll-out later in 2007 has recently been approved and it is expected that the investment in start-up losses in 2007 will be £3 to £4 million.

13. Strengths of IHC

IHC believes that its key strengths are as follows:

Proven, self-sufficient business model. The basic home-collected credit model has been developed and refined in the UK over the past 127 years. IHC has benefited from the significant knowledge and expertise transferred from the UK business and has adapted this successful business model to the particular requirements of each overseas market. IHC expects to generate substantial surplus capital from its established Central European businesses which it intends largely to invest in the development of new markets.

Experienced and successful management team. IHC's management team has a strong track record having been integral to the successful roll-out of the international home-collected credit business and growing combined revenues to £365.3 million in 2006 since IHC's inception in 1997. IHC expects to maintain its knowledge pool, as most of the senior management in the Provident group with a significant involvement in the IHC business will be remaining with IHC, and to increase this by the transfer of skills to new recruits.

Effective country entry and expansion model. IHC is experienced in and has a successful track record of building substantial home-collected businesses from scratch in emerging markets. IHC has developed stringent selection criteria to enable it to effectively target countries with emerging economies that offer attractive returns with acceptable operating and financial risk. Initial small-scale pilot operations with low fixed-entry costs are then established to test the operating assumptions and to provide confidence as to long-term profitability whilst minimising financial exposure. Experienced teams are available to establish the administrative and physical infrastructure needed to roll-out to national scale once the pilot has successfully concluded.

Well-developed product offering with high customer satisfaction and retention. IHC's home-collected credit products and charges are simply structured and transparent and its service is fast, personal and flexible. Customer acquisition is achieved through a multi-channel strategy employing a combination of field marketing techniques allied to extensive use of mass media. The evidence of the effectiveness of the IHC's overall approach is that the average acquisition cost across its markets is just £14, compared to the average annual profit per customer of approximately £40. This equates to less than 5% of average annual issue value. To encourage customer retention, IHC employs direct mail strategies built around a bespoke customer relationship management system. Since inception, over 50% of IHC's customers have taken out more than one loan and, in 2006, over 75% of eligible customers took out a subsequent loan. This is the result of a number of factors, of which the two most important are high customer satisfaction (IHC has consistently enjoyed customer satisfaction ratings of 80% or more) and the 'low and grow' strategy of loan value management, whereby initial small value loans are gradually increased in size, which helps to prevent customers from overreaching their capability to repay.

Ability to build effective large scale agency forces. IHC has the ability to build large networks of agents, who establish strong relationships with customers in their local areas through the weekly collections process and build up detailed pictures of

customers' financial requirements and repayment capability. The personal service delivered to customers in their homes is a differentiating feature of IHC's business and the cornerstone of its success. As the experience of agents develops, they increasingly make improved lending decisions, resulting in better collections performance and lower levels of impairment. Recently this has been supplemented by three new strategies, namely application scoring, behavioural scoring and centralised, call centre based arrears management. By rolling out these techniques across its markets, IHC aims to reduce impairment as a percentage of revenue to around 25% to 30% and IHC's experience during 2006 has quickly demonstrated that these techniques can augment and improve agent decision taking and so improve credit performance.

Extensive agency networks and infrastructure. IHC has proven expertise in establishing and managing substantial branch and agency networks. The full, national networks already established in Poland, the Czech Republic, Hungary and Slovakia, which comprise approximately 23,000 agents and 143 branches, enable cost effective national advertising coupled with fast, local service. This infrastructure will be further leveraged by the planned extension of the range of credit products offered.

Flexibility to adapt. Emerging markets have less well-defined markets and legislative structures and so it is important to be able to adapt to changing circumstances. IHC's rapid and effective responses to the introduction of an interest rate cap in Poland and the suspension of lending by the PSZAF in Hungary demonstrate this flexibility. In Slovakia, IHC's smallest market, the government is currently considering putting forward legislation to cap APRs. However, based on the current construction of the cap, IHC is confident that it will be able to adapt its products to minimise the impact of any such development.

14. IHC's strategy

Following the demerger, IHC's objective is to take advantage of the significant opportunities to capture growth in new and existing emerging markets. Whilst in the short-term, new market entry start-up losses suppress earnings, IHC's long-term prospects and profitability will depend on the right mix of starting up new operations and maximising profitability in its more established markets, such as Poland and the Czech Republic. IHC's strategy to fulfil this objective consists of the following key elements:

Increase pre-tax profit from established Central European markets by 50% at maturity. IHC estimate that annual profits before tax of £95 million would be a reasonable target for the Central European markets once they reach maturity. This is expected to be achieved by growing customer numbers, using enhanced credit scoring techniques and increasing profit margins. Customer numbers are expected to continue to grow in the established markets as a result of increased penetration of the potential market. The average loan size is also expected to rise, firstly as a result of real rises in customers' per capita incomes and secondly because as the customer base matures a greater proportion of customers take longer, larger loans. These factors are expected to result in increased revenue driven by rising customer numbers and real increases in revenue per

customer (with a long-term target of a 20% increase in revenue per customer). Operating costs per customer are expected to increase by less than revenue because of the fixed nature of part of the cost base and the increased revenue per customer, leading to increased profit margins.

Develop Mexico and Romania to achieve their full potential. The Mexican operation has proved to be IHC's fastest growing business to date, with 297,000 customers as at May 2007. Mexico has a population of 107 million and an IHC estimated target for a customer base of three million. The intention of IHC is to roll-out the home-collected credit model on a regional basis, from the current two up to a maximum of five regions, each with a population of around 20 million. IHC believes that annual profit before tax of £90 million would be a reasonable long-term target once the Mexican market reaches maturity. Romania is currently in a pilot phase with full roll-out of the business due to commence in July 2007. IHC estimates that a reasonable long-term target for the Romanian business would be 500,000 customers and profit before tax of £20 million.

Expansion into new territories. IHC intends progressively to take advantage of the potential of several markets which could meet IHC's stringent selection criteria to launch pilot operations and, if successful, to invest in new markets. IHC has a target list of eight large markets: Russia, India, the Ukraine, Brazil, Turkey, Thailand, Vietnam and Argentina. Preparations for market entry into Russia are well advanced and, subject to confirmatory due diligence, is expected to occur in late 2007. India and the Ukraine are candidates for a pilot operation to commence in 2008. IHC will favour investing in new regions within existing countries ahead of commencing operations in a new country, in order to yield the highest returns, but it is nevertheless considering entering three to four new countries in the next five years. IHC does not intend to operate in mature markets such as the UK, given the difference in profile to IHC's current operations. In 2006, £12.3 million was invested in start-up losses in Mexico and Romania on a pro forma basis, which was equivalent to 24% of IHC's profit before taxation before such start-up losses. IHC is planning to accelerate the rate of investment in developing new territories and currently it expects to invest approximately £15 to £16 million in start-up losses in 2007. These losses in 2007 will principally relate to the continuing start-up losses from Mexico and Romania. Thereafter, in the medium-term, the target start-up losses in developing new territories is expected to be broadly equal to 25% of pre-tax profits before such start-up losses, with an increasing amount of these losses relating to developing operations in additional new territories.

Extension of the product range. Having incurred cost to acquire customers, the profitable retention of these customers is central to IHC's long-term strategy. Alongside the core weekly home credit product, IHC is therefore developing and piloting additional credit products that leverage off the agent and branch infrastructure of the home-collected credit business in order to retain current customers and to attract new customers in the non-prime markets. Through this strategy IHC expects to benefit from a growing existing and potential customer base, as these economies (and customers) evolve and become more sophisticated.

15. Dividend policy and tax rates

In the absence of unforeseen circumstances, IPF intends to pay a dividend of 4.75 pence per share for 2007 and thereafter to adopt a progressive dividend policy reflecting the profitability of IHC's businesses as well as its capital and cash flow requirements, with a medium-term objective of moving to a dividend payout ratio of approximately 25% of profit after tax. IPF believes that this will allow the capital requirements of its growth strategy to be met from retained earnings.

The IHC tax charge and the effective tax rate is a function of the following features: Operating entities overseas are subject to corporate income tax on operating profits at lower overseas tax rates than the historic UK rate of 30%. However, the benefit of taxing overseas profits at lower overseas tax rates is offset by the increase in the tax charge caused by the relatively high levels of tax disallowable items, particularly in the Central European jurisdictions. As a result, IHC's tax rate for 2007 and thereafter is expected to be approximately 30%.

APPENDIX

Set out below is an unaudited pro forma statement of consolidated net assets of the UK Group as at 31 December 2006, which has been prepared on the basis described in the notes below to illustrate the effect on the consolidated net assets of the UK Group of the demerger as if it had occurred at 31 December 2006. Because of its nature, the pro forma statement addresses a hypothetical situation and, therefore, it does not represent the UK' Group's actual financial position or results following completion of the demerger and has been provided for illustrative purposes only.

		Adjustments			
	Provident group as at 31 Dec 2006 £m	Sale of Provident Insurance £m	IHC as at 31 Dec 2006 £m	Demerger adjustments £m	Proforma UK Group as at 31 Dec 2006 £m
	note 1	note 2	note 3	note 4	
ASSETS					
Non-current assets					
Goodwill	3.1	-	-	-	3.1
Other intangible assets	30.0	(4.4)	(14.0)	-	11.6
Property, plant and equipment	58.7	(2.7)	(30.2)	-	25.8
Retirement benefit asset	8.9	10.0	(0.4)	-	18.5
Deferred tax assets	30.8	(2.8)	(15.6)	-	12.4
	131.5	0.1	(60.2)	-	71.4
Current assets					
Financial assets:					
— Amounts receivable from customers:					

– due within one year	1,103.2	-	(312.4)	-	790.8
– due in more than one year	129.5	-	(18.6)	-	110.9
— Intra-group receivables	-	-	(157.7)	157.7	-
— Derivative financial instruments	2.7	(0.2)	(0.6)	-	1.9
— Cash and cash equivalents	438.8	(365.7)	(44.5)	-	28.6
Trade and other receivables	30.6	(4.0)	(6.5)	-	20.1
Insurance assets	56.2	(56.2)	-	-	-
Current tax assets	8.1	-	(8.1)	-	-
	1,769.1	(426.1)	(548.4)	157.7	952.3
Total assets	1,900.6	(426.0)	(608.6)	157.7	1,023.7
LIABILITIES					
Current liabilities					
Financial liabilities:					
— Bank and other borrowings	(87.4)	-	218.4	(144.1)	(13.1)
— Intra-group borrowings	-	-	79.4	(79.4)	-
— Derivative financial instruments	(44.1)	3.5	2.3	-	(38.3)
Trade and other payables	(114.1)	12.6	35.0	-	(66.5)
Insurance accruals and deferred income	(328.3)	328.3	-	-	-
Current tax liabilities	(37.3)	1.0	21.7	-	(14.6)
Provisions	(1.8)	-	-	-	(1.8)
	(613.0)	345.4	356.8	(223.5)	(134.3)
Non-current liabilities					
Financial liabilities					
— Bank and other borrowings	(933.6)	162.7	169.6	(24.6)	(625.9)
	(933.6)	162.7	169.6	(24.6)	(625.9)
Total liabilities	(1,546.6)	508.1	526.4	(248.1)	(760.2)
NET ASSETS	354.0	82.1	(82.2)	(90.4)	263.5

Notes to the pro forma statement of net assets

1) The net assets of the Provident group have been extracted without adjustment from the audited consolidated balance sheet of the Provident group as at 31 December 2006.

2) The adjustment reflects the sale of Provident Insurance which is expected to complete in mid-June 2007 before demerger. The adjustment comprises:

a) the removal of the net assets of Provident Insurance which have been extracted without adjustment from the consolidation schedules used to prepare the Provident group consolidation for the year ended 31 December 2006, except for:

(i) the exclusion of the pension asset, net of deferred tax, relating to Provident Insurance of £0.7 million which will be retained by Provident on completion; and

(ii) the exclusion of a dormant subsidiary which had net assets of £0.7 million as at 31 December 2006 and will not form part of the sale.

b) inclusion of a S75 pension contribution of £10.0 million to be made into the Provident group's defined benefit pension schemes by Provident Insurance following sale. The net cost of this, being the gross contribution of £10.0 million less tax recoverable by the purchaser, will be borne by the Provident group as part of an adjustment to the purchase price (see 2c below).

c) the net cash inflow from the disposal, amounting to £162.7 million, has been assumed to reduce bank and other borrowings and comprises:

	£m
Gross consideration	170.0
Costs of disposal	(5.4)
Settlement of interest rate swaps, net of tax*	(5.6)
S75 pension contribution, net of tax	(7.0)
Settlement of intra-group debt	10.7
	162.7

* the interest rate swaps were being held to hedge the interest rate on the short-term deposits of Provident Insurance. These have been terminated in readiness for completion of the disposal of Provident Insurance.

No tax liability is expected to arise on the disposal profits due to the availability of substantial shareholdings relief.

3) The net assets of IHC as at 31 December 2006 have been extracted from the consolidation schedules which support the audited financial statements of Provident for the year ended 31 December 2006.

4) Demerger adjustments comprise:

	Demerger adjustments			
	a £m	b £m	c £m	Total £m
Current assets				
Financial assets:				
— Intra-group receivables	-	-	157.7	157.7
Current liabilities				
Financial liabilities:				
— Bank and other borrowings	-	-	(144.1)	(144.1)

— Intra-group borrowings	-	-	(79.4)	(79.4)
Non-current liabilities				
Financial liabilities:				
— Bank and other borrowings	(70.0)	(20.4)	65.8	(24.6)
NET ASSETS	(70.0)	(20.4)	-	(90.4)

Notes:

a) £70.0 million of capital contributions to be made by Provident into IHC prior to the demerger. The capital contributions are assumed to increase bank and other borrowings.

b) £20.4 million of further cash costs relating to the demerger (which are not expected to have a continuing impact) which had not been incurred by the Provident group as at 31 December 2006. The costs are assumed to increase bank and other borrowings. Total demerger costs, including those incurred in 2006, are expected to be approximately £40.0 million, comprising the following: £10.5 million of legal and accounting advisors' fees; £9.0 million of financial advisors' fees; £7.0 million of IT separation costs; £5.5 million of IFRS 2 share-based payment charges; £4.5 million of bonuses; £1.0 million in respect of establishing IHC's headquarters and £2.5 million of other costs.

c) On demerger, the amounts outstanding on intra-group accounts will be immediately settled. As at 31 December 2006, the UK Group owed IHC a net amount of £78.3 million comprising amounts due to IHC of £157.7 million and amounts due from IHC of £79.4 million. The repayment of the intra-group accounts is to be funded by external borrowings.

5) No account has been taken of the results, cashflows or other transactions (including the payment of the 2006 final dividend of £56.4 million) of the Provident group since 31 December 2006.

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Insurance Disposal Completed		14:36 14 Jun 07		

Full Announcement Text

PROVIDENT FINANCIAL plc

COMPLETION OF SALE OF PROVIDENT INSURANCE TO GMAC INSURANCE

Provident Financial plc today announces that it has now completed the sale of Provident Insurance, announced on 9 May 2007, following receipt of the necessary regulatory change of control approvals.

15 June 2007

Released 15:39
Ref: 4768Y

1 S C 14/6
Action 15/6.

Enquiries:

Media:
David Stevenson
Tel: 01274 731111

Investor relations:
Stuart Caldwell
Tel: 01274 731111

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Provident Financial PLC	Publication of circular		14:20 25 Jun 07		

Full Announcement Text

This announcement comprises an advertisement for the purposes of paragraph 3.3.2 of the Prospectus Rules made under the Financial Services and Markets Act 2000. This announcement is an advertisement and not a prospectus and investors should not acquire any shares in IPF (defined below) referred to in this announcement except on the basis of information in the Prospectus (defined below). Copies of the Prospectus may be obtained from Provident's registered office at Colonnade, Sunbridge Road, Bradford, West Yorkshire, BD1 2LQ.

25 June 2007

Publication of Circular

Provident Financial plc ("Provident") announces that it has today posted a circular to its shareholders (the "Circular") giving full details of the proposed demerger of its international home credit business ("IHC"). Pursuant to the demerger, IHC (comprising Provident International Holdings Limited and its wholly-owned subsidiaries) will be transferred to International Personal Finance plc (a newly established public limited company which has been incorporated to be the holding company of IHC) ("IPF").

In addition, Provident has also posted to its shareholders today a prospectus prepared by IPF (the "Prospectus") providing details of the proposed introduction and admission of shares in IPF to the Official List of the Financial Services Authority and to trading on London Stock Exchange plc's main market for listed securities.

The demerger is conditional on approval by Provident's shareholders at an Extraordinary General Meeting of Provident, which has been convened for 13 July 2007. Subject, inter alia, to Provident shareholder approval, the demerger will result in Provident shareholders receiving one share in IPF for every Provident share they hold. Thereafter, the expected effective date of the

demerger and of admission and commencement of dealings in IPF shares on the London Stock Exchange is 16 July 2007.

Shortly after the demerger is effective, and upon completion of admission, the share capital of Provident will be consolidated on the basis of one consolidated Provident share for every two non-consolidated Provident shares. The purpose of this share consolidation is to preserve the value of share options and awards under Provident's employee share schemes and to maintain, so far as reasonably practicable, the pre-demerger share price, the comparability of historic and future earnings per share and dividend per share data.

In addition, it is proposed that shortly after the demerger the capital of IPF will be reduced. This will create distributable reserves in IPF of approximately £410 million. The reduction of capital was approved by a special resolution of the current IPF shareholders on 30 May 2007 and is subject to the approval of the Court.

Expected Timetable of Principal Events

	2007[2], [3]
Posting and publication of Circular and Prospectus	25 June 2007
Latest time and date for receipt of proxy request forms from members of the Provident Financial Company Nominee Scheme for the Extraordinary General Meeting of the Company	11 a.m. on 10 July 2007
Latest time and date for receipt of forms of proxy for the Extraordinary General Meeting of the Company[1]	11 a.m. on 11 July 2007
Extraordinary General Meeting of Provident	11 a.m. on 13 July 2007
Latest time and date for transfers of Provident shares to be registered in order for the transferee to be registered at the Demerger Record Time, Provident share register closes and Provident shares disabled in CREST	5.00 p.m. on 13 July 2007[4]
Demerger Record Time	5.00 p.m. on 13 July 2007
Expected effective date of demerger, Provident share consolidation, admission and commencement of dealings in IPF shares and consolidated Provident shares on the London Stock Exchange and crediting of IPF shares and consolidated Provident shares to CREST accounts	8.00 a.m. on 16 July 2007
Court hearing to approve the reduction of capital	18 July 2007
Dispatch of definitive certificates for IPF shares and consolidated Provident shares (other than in respect of such shares held through CREST) and any fractional entitlement cheques	By 27 July 2007
Payment of fractional entitlements in respect of consolidated Provident shares held through CREST	By 27 July 2007

Notes:
(1) Applicable also to online forms of proxy and CREST proxy instructions.
(2) References to times in this announcement are to British Summer Time.
(3) Each of the times and dates in the above timetable is based on current expectations and is subject to change.
(4) It is likely that transfers of Provident shares in certificated form will need to take place earlier in order for the transferee to be on the Provident share register at the Demerger Record Time but this will depend on Provident shareholders' individual dealing arrangements.

Application will be made to the Financial Services Authority for the consolidated Provident shares and the IPF shares to be admitted to the Official List and for the consolidated Provident shares and the IPF shares to be admitted to trading on the London Stock Exchange plc's main market for listed securities.

Copies of the Circular and Prospectus may be obtained from Provident's registered office at Colonnade, Sunbridge Road,

Bradford, West Yorkshire, BD1 2LQ. Copies of the Circular and Prospectus have today been sent to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is located at: Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS Tel: 020 7676 1000.

Enquiries:

David Stevenson	Provident Financial	01274 731111

This announcement does not contain or constitute or form part of, and should not be construed as, any offer or invitation to sell or issue, or any solicitation of any offer to purchase, any Provident shares or shares in IPF or any other securities, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision in relation thereto. This announcement does not constitute a recommendation regarding the securities of Provident or IPF.

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		14:03 26 Jun 07		

Full Announcement Text

Released 16:12
Ref: 06422.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   Provident Financial plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

E. [signature]

....

3. Full name of person(s) subject to the notification obligation (iii):
Capital Group International, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
22 June 2007

6. Date on which issuer notified:
25 June 2007

7. Threshold(s) that is/are crossed or reached:
8%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
Ordinary shares of 10 4/11p ISIN: GB0002685963	**20,799,531**	**20,799,531**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)	**% of voting rights**

	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN: GB0002685963		20,538,931		20,538,931		7.9902%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
20,538,931	7.9902%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Emma G Versluys

15. Contact telephone number:
01274 731111 ext. 2569

---

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights		14:59 29 Jun 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 29 June 2007, the company's issued share capital consists of 257,195,388 ordinary shares of 10 4/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 257,195,388.

The above figure (257,195,388) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Ann:
35482
1506.

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 ext. 2569

E. Versluys

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		14:55 2 Jul 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

……………………………

Ref:49272
Released 17.04

E.Veeney
1623,

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i)

………………………………

3. Name of *person discharging managerial responsibilities/director*

Nicholas Mark Illingworth

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Nicholas Mark Illingworth

………………………………

8 State the nature of the transaction

Purchase

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

225

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000087%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

……………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

……………………………

13. Price per *share* or value of transaction

695.275p

……………………………

14. Date and place of transaction

29 June 2007

London Stock Exchange

……………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

11,999

……………………………

0.004665%

16. Date issuer informed of transaction

29 June 2007

……………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………

18. Period during which or date on which it can be exercised

……………………………

19. Total amount paid (if any) for grant of the option

……………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Tel:01274 731111 ext. 2569

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Assistant Company Secretary

………………………………

Date of notification

2 July 2007

………………………………

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		16:40 3 Jul 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Ref: 60852
Released: 17.35

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

E. [illegible]
1651

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i)

………………………………

3. Name of *person discharging managerial responsibilities/director*

David Michael Rees

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 10 4/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Share Nominees Limited

………………………………

………………………………

8 State the nature of the transaction

Purchase pursuant to the company's dividend reinvestment scheme

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

14

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000005%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

………………………………

13. Price per *share* or value of transaction

694.88p

………………………………

14. Date and place of transaction

2 July 2007

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into

account when calculating percentage)

19,801

0.0076%

………………………………

16. Date issuer informed of transaction

3 July 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Blocklisting		18:34 10 Jul 07		

Full Announcement Text

Blocklisting

Provident Financial plc announces that application has been made to the London Stock Exchange and UK Listing Authority for a blocklisting of 5,750,000 ordinary shares of 20 8/11 pence each (following the proposed one for two share consolidation which is to be considered and, if thought fit, approved at the extraordinary general meeting to be held on 13 July 2007). These shares are to be split as follows:

250,000 to the Provident Financial plc International Employee Savings-Related Share Option Scheme 2000.

1,000,000 to the Provident Financial plc Employee Savings-Related Share Option Scheme (2003).

250,000 to the Provident Financial plc Senior Executive Share Option Scheme (1995).

2,500,000 to the Provident Financial plc Unapproved Share Option Scheme (1996).

750,000 to the Provident Financial Executive Share Option Scheme 2006.

1,000,000 to the Provident Financial Long Term Incentive Scheme 2006.

6375A.
released 0821
E.[illegible]

These shares will be allotted from time to time in accordance with the share schemes listed above.

Emma G Versluys
Assistant Company Secretary

Tel: 01274 731111 ext 2569

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Last Refreshed At 11:56 Fri, Jul 13 2007 UK Time

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Provident Financial PLC	EGM Resolutions		11:55 13 Jul 07		

Full Announcement Text

EGM resolutions

At the company's extraordinary general meeting held at the Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2A 3ED, on 13 July 2007 to approve the demerger of the company's International Home Credit business, the consolidation of PF shares and other related matters, all resolutions were passed. Copies of the relevant resolutions have been submitted to the UK Listing Authority's Document Viewing Facility which is situated at 25 The North Colonnade, Canary Wharf, London, E14 5HS.

A summary of the proxies cast in respect of each resolution is set out in the Appendix below.

Subject to Admission, which is expected to become effective at 8.00am on Monday 16 July 2007, PF shareholders on the register of members at 5.00pm on Friday 13 July 2007 will receive 1 consolidated PF share and 2 IPF shares for every 2 non-consolidated PF shares held at that time.

Definitions used in the Circular to PF shareholders dated 25 June 2007 shall have the same meanings when used in this announcement, unless the context otherwise requires.

Name of contact and telephone number for queries:

Emma G Versluys
Assistant Company Secretary
Tel: 01274 731111 extension 2569

This announcement does not contain or constitute or form part of, and should not be construed as, any offer or invitation to sell or issue, or any solicitation of any offer to purchase, any PF shares, consolidated PF shares or IPF shares or any other securities, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision in relation thereto. This announcement does not constitute a recommendation regarding the securities of Provident Financial or IPF.

Appendix

EXTRAORDINARY GENERAL MEETING – 13 JULY 2007
Summary of proxy cards returned appointing the Chairman as proxy

		IN FAVOUR			AT PROXY'S DISCRETION			AGAINST			WITHHELD		
		Number of shares	Number of holders	% voting shares	Number of shares	Number of holders	% voting shares	Number of shares	Number of holders	% voting shares	Number of shares	Number of holders	% total shares voted and withheld
RESOLUTION													
1.	To approve the demerger and related matters	149,371,021	735	99.69	134,222	77	0.09	329,175	20	0.22	606,871	13	0.40
2.	To update the company's authority to purchase its own shares	149,971,638	749	99.70	139,765	78	0.09	323,183	12	0.21	6,703	6	0.01
3.	To amend the terms of the Provident Financial Long Term Incentive Scheme 2006	147,399,815	712	99.29	153,622	86	0.10	902,878	23	0.61	1,984,974	31	1.32
4.	To approve	113,997,431	643	86.12	154,201	84	0.12	18,210,162	77	13.76	18,079,495	60	12.02

	the operation of the International Personal Finance plc Incentive Plan												
5.	To approve the operation of the International Personal Finance plc Performance Share Plan	131,067,927	676	96.32	155,261	85	0.11	4,864,465	46	3.57	14,353,636	54	9.54
6.	To approve the operation of the International Personal Finance plc Exchange Share Scheme 2007	149,542,152	710	99.46	177,666	94	0.12	635,030	21	0.42	86,441	20	0.06
7.	To approve the operation of the International Personal Finance plc Employee Savings-Related Share Option Scheme	150,050,820	713	99.77	175,274	93	0.12	172,597	24	0.11	42,598	17	0.03
8.	To approve the operation of the International Personal Finance plc International	150,051,114	712	99.77	177,090	94	0.12	172,597	24	0.11	40,488	17	0.03

	Employee Savings-Related Share Option Scheme												

Notes:

1. Percentage of voting shares is the percentage of shares voted and excludes shares on which votes were withheld.
2. Total number of shares voted = 150,441,289
3. Total number of valid proxies returned = 865
4. Total number of shares in issue = 257,217,888

13 July 2007

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Regulatory Announcement

Go to market news section

Company	Provident Financial PLC
TIDM	PFG
Headline	Demerger/Share Consolidation
Released	09:21 16-Jul-07
Number	2823A

Provident Financial plc

Demerger of the international home credit business of Provident Financial plc and the consolidation of Provident Financial ordinary shares effective

Further to the admission earlier today of the IPF Shares and the Consolidated PF Shares to listing on the Official List and to trading on the London Stock Exchange's market for listed securities, Provident Financial plc is pleased to announce that the Demerger of its International Home Credit business and the consolidation of PF Shares of 10 4/11 pence each into Consolidated PF Shares of 20 8/11 pence each have become effective.

CREST accounts were credited with IPF Shares and Consolidated PF Shares at 8.00 a.m. (BST) today.

Shareholders will be sent share certificates in respect of their holdings of IPF Shares and Consolidated PF Shares on 27 July 2007.

Definitions used in the Circular to PF Shareholders dated 25 June 2007 shall have the same meanings when used in this announcement except where the context otherwise requires.

Enquiries:

Emma G Versluys
Deputy Company Secretary
Tel: 01274 731111 ext 2569

This announcement does not contain or constitute or form part of, and should not be construed as, any offer or invitation to sell or issue, or any solicitation of any offer to purchase, any PF Shares, Consolidated PF Shares or IPF Shares or any other securities, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision in relation thereto. This announcement does not constitute a recommendation regarding the securities of Provident Financial or IPF.

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Directorate Change		16:10 16 Jul 07		

Full Announcement Text

Provident Financial plc confirms that:

Pursuant to its announcement on 1 May 2007, Chris Gillespie joined the board as Managing Director, UK Consumer Credit on 16 July 2007. Chris Gillespie's spouse has a beneficial interest in 1,685 shares in the company. The registered shareholder is Rock Nominees Limited.

Pursuant to its announcement on 1 June 2007, Manjit Wolstenholme joined the board as an independent non-executive director on 16 July 2007 and will also chair the Audit Committee with effect from this date.

Ken Mullen joined the company as General Counsel and Company Secretary with effect from 16 July 2007.

With effect from 16 July 2007, Charles Gregson, Tony Hales, John Harnett, Ray Miles and Christopher Rodrigues resigned as directors of the company and Ros Marshall Smith resigned as company secretary of the company.

32761.

Released 1618

Emma G Versluys
Deputy Company Secretary

E Versluys 1617.

16 July 2007

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights		14:23 31 Jul 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 31 July 2007, the company's issued share capital consists of 129,962,667 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 129,962,667.

The above figure (129,962,667) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Deputy Company Secretary
Tel: 01274 731111 ext. 2569

Ref: 2427B
Released 16.16.
E.versluys 1533

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		10:31 21 Aug 07		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

Ref: 5949C
Released 17.11

....

3. Full name of person(s) subject to the notification obligation (iii):
Capital Group International, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
17 August 2007

6. Date on which issuer notified:
20 August 2007

7. Threshold(s) that is/are crossed or reached:
7%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 20 8/11p ISIN: GB0002685963	9,157,070	9,157,070

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)	% of voting rights

	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN: GB0002685963		9,022,220		9,022,220		6.9422%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9,022,220	6.9422%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Kenneth J Mullen

15. Contact telephone number:
01274 731111 ext. 2313

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Provident Financial PLC	Total Voting Rights		10:02 31 Aug 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 31 August 2007, the company's issued share capital consists of 130,148,026 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 130,148,026.

The above figure (130,148,026) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Deputy Company Secretary

Ref: 1049D
Released 14·14hrs

E. Veeny 11.11.

Tel: 01274 731111 ext. 2569

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Last Refreshed At 17:09 Tue, Sep 4 2007 UK Time

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Provident Financial PLC	Notice of Results		17:09 4 Sep 07		

Full Announcement Text

Announcement of the Provident Financial plc results for the half year ended 30 June 2007

Provident Financial plc announces that its interim results for the half year ended 30 June 2007 are scheduled to be released at 7.00am on Tuesday, 11 September 2007.

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4/9/07

Ref: 3044D
Released 17.39

Ref 60500
Ref: 60500.
Released 7am.
Action (1.90?)
P-S-C

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Provident Financial PLC	Interim Results		16.17 7 Sep 07		

Full Announcement Text

Provident Financial plc
Interim results for the half-year to 30 June 2007

HIGHLIGHTS

Provident Financial plc ("Provident Financial") is the market-leading provider of home credit in the UK and Ireland, with a successful, developing credit card business. Following the recent demerger of the International business, its ongoing UK operations comprise UK home credit and Vanquis Bank. However, as the demerger was completed after 30 June 2007, the results of International for the first half of 2007 are included as a continuing operation within the Provident Financial group for the purposes of these statements.

Key financial results

	H1 2007 £m	H1 2006 £m	Change
Ongoing UK operations			
Profit before tax and exceptional items[(1)]	38.2	32.0	19.4%

Continuing operations (comprising ongoing UK operations and International)			
Profit before tax and exceptional items[1]	56.3	47.0	19.8%
Earnings per share (pre-exceptional items)	15.38p	12.80p	20.2%
Earnings per share (basic)	10.97p	12.80p	(14.3%)
Interim dividend per share [2]	25.40p		

(1) Exceptional items comprise demerger costs totalling £11.8m incurred in the first half of 2007 (2006 nil).

(2) after adjusting for the recent 1-for-2 consolidation of Provident Financial shares and taking into account the 1.90p per share interim dividend declared today by International Personal Finance plc, the aggregate interim dividend per share represents an increase of 0.8% on the interim dividend of 14.48p per share paid by Provident Financial in 2006.

Highlights

Group

- Restructuring of the group complete following the sale of Provident Insurance for £170.5m in June, generating a post-tax profit on sale of £68.4m, and the demerger of the International business in July
- Pre-tax profit from ongoing UK operations up by 19.4% to £38.2m reflecting the strong progress made at Vanquis Bank, and maintained profits at UK home credit

UK home credit

- Growth in customer numbers of 1% and average customer receivables of 6.5% supported by continuing success of marketing through direct mail and internet channels, despite tightened underwriting criteria
- Impairment charge held at similar level to last year
- Real Personal Finance brand launched

Vanquis Bank

- Strong improvement in performance at Vanquis Bank, with customer numbers up by 36.3% to 289,000 and revenue doubling compared with the first half of 2006
- Progress reinforced by successful re-pricing of the book at the end of 2006, tightened underwriting criteria and strengthened arrears process
- Moved into monthly profit in June and on track to trade at around break-even for 2007 as a whole

Peter Crook, Chief Executive of Provident Financial, commented:

"Provident Financial has had a good first half, with Vanquis Bank in particular benefiting from the management actions executed towards the end of 2006 to place it on a sounder commercial footing. We remain confident that Vanquis Bank will trade at around break-even for 2007 as a whole, in comparison to the full year loss of £18.3m in 2006.

UK home credit continues to perform well. The restoration of customer and revenue growth over the last eighteen months, combined with the benefits of tight credit management and improvement to the arrears processes introduced during 2006, have allowed further investment in new technology and marketing whilst maintaining profits."

John van Kuffeler, Chairman of Provident Financial commented:

"During 2007, Provident Financial has seen some of the most significant changes in its history. The successful sale of Provident Insurance and the subsequent demerger of the International business means that Provident Financial is now on a sound and focussed footing, well positioned to take advantage of changing conditions in the UK non-standard lending market and to develop a broader range of simple and affordable credit products.

Provident Financial is totally unaffected by the crisis in the credit markets and we are confident that our continuing UK operations will deliver good profits growth for 2007 as a whole."

Enquiries:	**Today**	**Thereafter**
Media		
David Stevenson, Provident Financial	020 7404 5959	01274 731111
Kevin Byram, Brunswick	020 7404 5959	020 7404 5959
Investor Relations		
Stuart Caldwell, Provident Financial	020 7404 5959	01274 731111

Chairman's statement

2007 has seen some of the most significant changes in Provident Financial's long and successful history. The completion on 15 June 2007 of the sale of Provident Insurance for a gross consideration of £170.5m, and the subsequent demerger of the International business on 16 July 2007, leaves Provident Financial able to focus on its objective of developing a broader portfolio of simple and affordable credit products for the UK non-standard lending market.

I am therefore very pleased to report that the ongoing UK operations of Provident Financial, comprising UK home credit, Vanquis Bank and the run-off of the Yes Car Credit receivables, have all had a good first half. Profit before tax and exceptional items from these operations increased by 19.4% to £38.2m.

As the demerger was completed after 30 June 2007, the results of International for the first half of 2007 are included as a continuing operation within the Provident Financial group for the purposes of these statements. Profit before tax and exceptional items for the group as a whole increased by 19.8% to £56.3m.

The directors of both Provident Financial and International Personal Finance have stated their intention, in the absence of unforeseen circumstances, to pay an aggregate level of dividends per share in 2007 that is at least equal to the amount of 36.50p per share paid in 2006. The long standing policy to pay approximately 40% as an interim dividend has been retained and Provident Financial has therefore declared an interim dividend of 25.40p per share, equivalent to 12.70p after taking account of the recent 1-for-2 share consolidation. Similarly, International Personal Finance has declared an interim dividend of 1.90p per share.

Market conditions

Economic conditions for households on average or below average incomes in the UK remain challenging, with continued pressures being seen from rising food, domestic fuel and utility bills. However, the weekly visit from the home credit agent, our national network of branches and the outbound calling capacity of the Vanquis Bank call centre ensure that we remain uniquely placed to react quickly to changing circumstances and make appropriate adjustments to our underwriting criteria and arrears management.

There continues to be a general tightening of lending criteria by mainstream credit providers, and there is evidence that some lenders are withdrawing from the non-standard credit card market in order to protect their prime brands, rather than have them associated with higher APRs. These factors present an increasing market opportunity for the group, both through its existing products in UK home credit and Vanquis Bank, but also through the development of

a broader range of credit products.

It is important to note that the majority of our customers do not have mortgages and have lower levels of other unsecured personal debt than is generally the case in the mainstream marketplace. Consequently, the recent rises in UK interest rates, increased availability of lower-cost Individual Voluntary Arrangements and bankruptcy solutions for unsecured debts, and the volatility seen in the US sub-prime mortgage markets are not factors which have any impact on Provident Financial.

Similarly, the group does not sell any payment protection insurance products, and is therefore not exposed to the outcome of the current Competition Commission inquiry into that area.

Operations

UK home credit

	H1 2007 £m	H1 2006 £m	Change %
Customers numbers ('000)	1,486	1,472	1.0
Credit issued	393.1	390.8	0.6
Average customer receivables	630.0	591.7	6.5
Revenue	292.0	289.6	0.8
Impairment	(107.4)	(106.4)	(0.9)
Revenue less impairment	184.6	183.2	0.8
Costs	(120.4)	(121.2)	0.7
Interest	(17.2)	(15.0)	(14.7)
Profit before tax	47.0	47.0	-

The medium-term prospects for UK home credit have improved in the last twelve months. Increased investment in marketing, particularly through newer channels such as the internet and direct mailing, together with favourable developments in the competitive environment, have continued to stimulate increased levels of demand for home credit.

We have invested in enhanced credit management to maintain the quality of the receivables book in the face of challenging market conditions, and to reduce the level of annual customer turnover over time. Over 50,000 applications for credit were rejected in the first half of 2007 as a result of our enhanced pre-screening credit processes. Many of these would previously have been accepted. As a result, we have been able to hold impairment flat at 31.0% of revenue on an annualised basis.

Notwithstanding this prudent underwriting approach, overall customer numbers grew by 1% in the twelve months to June 2007, providing further evidence that the trend of decline seen from 2002 to 2005 has been reversed. Customer receivables have grown at a faster rate, up 6.5% compared to the first half of 2006. This is partly due to the impact of longer larger loans, which now represent almost 17% of credit issued (2006 15%).

Costs remain under tight control, with the cost of investment in new technology such as agent handheld devices being offset by the full-year benefits of the integration of the Provident Personal Credit and Greenwood Personal Credit back offices.

Overall, profit before tax for the first half of 2007 at £47.0m was the same as for the equivalent period in 2006.

We are currently piloting an unsecured direct repayment personal loan product in two locations under the brand name Real Personal Finance. The average loan advance is approximately £3,000 repayable over 36 months. This business represents a logical extension to our product range and, by basing it from our existing national branch network, is not expected to require a material level of incremental investment. We expect to expand this pilot in the second half of 2007 and will provide a more detailed update on the potential for this business at the full year results presentation in March 2008.

We were delighted to welcome Chris Gillespie as Managing Director, UK Consumer Credit in June with responsibility for continuing to develop the UK home credit business. He brings huge experience of consumer finance and specialist lending markets in the UK. He joined the board of Provident Financial upon the demerger.

Vanquis Bank

	H1 2007 £m	H1 2006 £m	Change %
Customers numbers ('000)	289	212	36.3

Average customer receivables	105.0	67.2	56.3
Revenue	27.8	13.9	100.0
Impairment	(12.8)	(8.1)	(58.0)
Revenue less impairment	15.0	5.8	158.6
Costs	(16.6)	(15.4)	(7.8)
Interest	(2.6)	(1.1)	(136.4)
Loss before tax	(4.2)	(10.7)	60.7

During the second half of 2006, a series of management actions were executed to place Vanquis Bank on a sounder commercial footing for its future development, including re-pricing the existing portfolio. Underwriting criteria have also been tightened progressively since 2005 and arrears management processes were strengthened during 2006 in the light of market conditions.

The strong progress shown by the results for the first half of 2007 demonstrates the positive impact on the business of these management actions, with the re-pricing of the existing book at the end of 2006 being implemented without material levels of customer attrition or reductions in credit line utilisation. Credit quality has seen the benefit of the underwriting tightening and the ongoing refinement of both initial lending decisions and subsequent credit line increase decisions. Customer recruitment from both the internet and direct mailing continued to be strong, leading to a 36.3% increase in customer numbers. The combined effect of this growth and the re-pricing of the portfolio led to a doubling of revenue compared to the first half of 2006.

Receivables grew at a faster rate than customer numbers, whilst, as expected, impairment as a percentage of revenue during the first six months fell sharply to 46.0%, compared to 58.3% in 2006. This performance illustrates the benefits of the "low and grow" strategy of granting customers relatively low initial credit lines and then managing credit line increases without compromising impairment. Costs increased at a much lower rate than revenues as the business benefited from additional scale.

The start-up losses in the first half of 2007 at £4.2m were substantially lower than both the £10.7m incurred in the first half of 2006 and the £7.6m incurred in the second half of 2006. Vanquis Bank moved into monthly profit in June and we remain confident that it will trade at around break-even for the year as a whole.

We recently set out medium-term targets for Vanquis Bank, indicating that we expect it to be able to achieve a portfolio of approximately 500,000 customers and net receivables of £300m earning a post-tax return on equity of

30%.

We are also very pleased that Michael Lenora has joined Vanquis Bank as Managing Director in June. With over 25 years' experience in the non-standard credit card sector in both the USA and in Europe, he is very well qualified to manage Vanquis during its next phase of development through break-even and into profitability.

Yes Car Credit

Net collections totalling £52m were received in the first half of 2007. This was in line with expectations and outstanding receivables now stand at £60.8m compared to £108.6m at the end of 2006. The business is expected to record a small operating loss of approximately £3m in each of 2007 and 2008 as the collection activities are wound down.

Motor insurance

The motor insurance division reported a pre-tax profit of £11.8m for the period up to its disposal on 15 June 2007. In addition to this, a net post-tax profit of £68.4m was reported on disposal.

International

Performance throughout the first half of 2007 was good and marked another six months of significant progress. Profit before tax increased by 20.7% to £18.1m, with the contribution to profit from the established Central European businesses rising to £31.9m compared with £24.9m for the six months to June 2006. Investment in start-up losses in developing the Mexican and Romanian markets was increased from £6.1m in the first half of 2006 to £8.8m in the first half of 2007.

Central Europe

Profit before tax in the first half for Central Europe increased by £7.0m (28.1%), to £31.9m. Customer numbers increased by 1.2% since the year end to 1,542,000 reversing the reduction in customer numbers in 2006 that accompanied the introduction of tighter credit controls. This led to an increase in credit issued of 8.3% compared with the first half of 2006.

The key feature of the first half was the continuation of the improvement in credit quality and reduction in impairment as a result of the introduction of improved credit management techniques in 2006. The impairment charge reduced by £30.2m (46.9%) with annualised impairment as a percentage of revenue at June 2007 of 19.9%

compared with 26.8% at the end of 2006.

Developing markets

Mexico continued to show strong customer growth. The customer count stood at 317,000, which represents growth of 65,000 customers or 25.8% since the start of the year.

In Puebla, no new branches have been opened since April 2006 and improved credit quality is the key focus of management attention. Guadalajara continued to perform in line with expectations.

Overall, impairment stabilised and was 46.3% of revenue at June 2007, a slight improvement from the 47.3% reported at the end of 2006. Start-up losses for Mexico during the first half were £6.9m, which compares with a loss of £5.0m last year.

Romania continued to perform well and in line with expectations. At June 2007 it had 17,000 customers, an increase of 11,000 since the end of 2006, and reported a loss of £1.9m, compared with £1.1m in 2006. Credit quality remained good, with impairment running at 5.9% of revenue.

Balance sheet

Pro forma net assets for the ongoing UK group, adjusted for the demerger of IPF, as at 30 June 2007 were £286.1m, as set out below.

	PFplc £m	IPF £m	UK group £m
Receivables	1,154.2	355.2	799.0
Pension asset	68.6	3.5	65.1
Borrowings (including fair value of derivatives)	(844.5)	(262.4)	(582.1)
Other assets	72.5	68.4	4.1
Net assets	**450.8**	**164.7**	**286.1**

The level of pro forma gearing, calculated to exclude the pension scheme asset, as required under our funding facilities, stood at 2.6 times compared to the relevant borrowings covenant of 6.0 times.

The reported level of capital adequacy for the combined group as at 30 June 2007 was 32.8%, benefiting from capital

generated by the sale of Provident Insurance during the period. This was comfortably in excess of the limit set by the FSA. The pro forma equivalent ratio after adjusting for the demerger of IPF was 37.2%.

As reported at the time of the demerger, in the light of its high dividend payout ratio the company has retained surplus capital of some £80m to fund growth opportunities and provide a sensible degree of strategic flexibility.

Timing of dividend payments

Historically, under UK GAAP reporting, the quantum and timing of interim and final dividends paid by the group traditionally followed the pattern of the underlying earnings of the business. However, the transition to IFRS in 2005 has distorted that position. The payment in May of the larger final dividend, which has historically represented approximately 60% of the previous year's full dividend, and the payment of the interim dividend in October results in a temporary reduction in net assets during those months. Given the requirements of the FSA to maintain a minimum level of capital adequacy at all times, it is proposed to amend the timing of the dividend payment dates to better reflect the seasonality of the group's earnings as recognised under IFRS. The interim dividend of 25.40p per share will therefore be paid on 28 November 2007, with the final dividend now expected to be paid in June 2008.

Group outlook

The recent strengthening of management and the improved medium-term prospects for both UK home credit and Vanquis Bank have placed the group in a strong position from which to focus upon its strategy to develop a broader range of credit products for the non-standard UK lending market.

We are confident that our continuing UK operations will deliver good profits growth for 2007 as a whole.

John van Kuffeler
Chairman
11 September 2007

Consolidated interim income statement

	Notes	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Continuing operations				
Revenue	2	521.4	517.6	1,019.9

	Notes			
Finance income		3.8	3.4	7.2
Total income		525.2	521.0	1,027.1
Finance costs		(36.4)	(33.6)	(69.8)
Operating costs		(271.3)	(298.9)	(517.3)
Administrative expenses		(173.0)	(141.5)	(300.8)
Total costs		(480.7)	(474.0)	(887.9)
Profit before taxation	2	44.5	47.0	139.2
Profit before tax and exceptional costs	2	56.3	47.0	150.3
Exceptional costs – demerger costs	2	(11.8)	-	(11.1)
Profit before taxation	2	44.5	47.0	139.2
Tax expense - UK		(10.5)	(10.0)	(27.3)
- Overseas		(5.9)	(4.4)	(17.4)
Total tax expense	3	(16.4)	(14.4)	(44.7)
Profit after taxation for the period from continuing operations		28.1	32.6	94.5
Discontinued operations				
Profit after taxation for the period from discontinued operations	4	76.6	13.9	30.4
Profit for the year attributable to equity shareholders	10	104.7	46.5	124.9

	Notes	Unaudited Half-year to 30 June 2007	Unaudited Half-year to 30 June 2006	Audited Full year to 31 Dec 2006
Earnings per share from continuing operations				
Basic	5	10.97p	12.80p	37.08p
Diluted	5	10.88p	12.75p	36.94p
Earnings per share attributable to equity shareholders				
Basic	5	40.87p	18.26p	49.00p
Diluted	5	40.55p	18.19p	48.83p
Dividend per share				
Proposed dividend*	6	25.40p	14.48p	22.02p

Paid in the period	6	22.02p	21.37p	35.85p

* The proposed dividend per share for the six months ended 30 June 2007 is based on the number of shares in issue following the one for two share consolidation which took place on 16 July 2007 in conjunction with the demerger of the international business.

The total cost of dividends paid in the period was £56.4m (30 June 2006 £54.4m, 31 December 2006 £91.4m).

Consolidated interim statement of recognised income and expense

	Notes	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit for the year attributable to equity shareholders		104.7	46.5	124.9
Exchange losses on foreign currency translations		-	(4.8)	(0.2)
Net fair value gains/(losses) – cash flow hedges		4.7	(0.7)	0.2
Actuarial gains/(losses) on retirement benefit asset	8	51.4	7.7	(0.3)
Tax charge on items taken directly to equity		(16.8)	(2.0)	(0.1)
Net income/(expense) recognised directly in equity	10	39.3	0.2	(0.4)
Total recognised income for the period	10	144.0	46.7	124.5

Consolidated interim balance sheet

	Notes	Unaudited As at 30 June 2007 £m	Unaudited As at 30 June 2006 £m	Audited As at 31 Dec 2006 £m
ASSETS				
Non-current assets				
Goodwill		3.1	3.1	3.1
Other intangible assets		26.4	28.0	30.0
Property, plant and equipment		57.2	47.2	58.7

Retirement benefit asset	8	68.6	6.7	8.9
Deferred tax assets		11.2	31.9	30.8
		166.5	116.9	131.5
Current assets				
Financial assets:				
- Amounts receivable from customers:				
- due within one year	7	1,061.2	967.1	1,103.2
- due in more than one year	7	93.0	152.2	129.5
- Total amounts receivable from customers	7	1,154.2	1,119.3	1,232.7
- Derivative financial instruments		2.9	5.3	2.7
- Cash and cash equivalents		69.9	438.3	438.8
Trade and other receivables		30.1	36.6	30.6
Insurance assets		-	63.3	56.2
Current tax assets		-	-	8.1
		1,257.1	1,662.8	1,769.1
Total assets		1,423.6	1,779.7	1,900.6
LIABILITIES				
Current liabilities				
Financial liabilities:				
- Bank and other borrowings		(165.8)	(28.3)	(87.4)
- Derivative financial instruments		(42.2)	(39.4)	(44.1)
Trade and other payables		(92.8)	(89.3)	(114.1)
Insurance accruals and deferred income		-	(347.8)	(328.3)
Current tax liabilities		(31.3)	(15.3)	(37.3)
Provisions		(1.3)	(1.3)	(1.8)
		(333.4)	(521.4)	(613.0)
Non-current liabilities				
Financial liabilities:				
- Bank and other borrowings		(639.4)	(948.3)	(933.6)
		(639.4)	(948.3)	(933.6)
Total liabilities		(972.8)	(1,469.7)	(1,546.6)
NET ASSETS	2	450.8	310.0	354.0
SHAREHOLDERS' EQUITY				
Called-up share capital	9	26.7	26.5	26.5
Share premium account	10	117.6	108.1	110.8
Other reserves	10	10.4	0.1	5.7
Retained earnings	10			

	Note			
		296.1	175.3	211.0
TOTAL EQUITY	10	450.8	310.0	354.0

Consolidated interim cash flow statement

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Cash flows from operating activities			
Cash generated from operations	147.6	64.5	109.7
Finance costs paid	(45.4)	(40.4)	(67.0)
Finance income received	10.9	13.0	25.9
Tax paid	(17.2)	(6.1)	(24.9)
Net cash generated from operating activities	95.9	31.0	43.7
Cash flows from investing activities			
Purchases of property, plant and equipment	(11.6)	(13.2)	(33.3)
Proceeds from sale of property, plant and equipment	2.8	2.0	4.6
Purchases of intangible assets	(4.1)	(2.0)	(6.0)
Net proceeds from disposal of insurance business (note 4)	152.4	-	-
Net cash generated from/(used in) investing activities	139.5	(13.2)	(34.7)
Cash flows from financing activities			
Proceeds from borrowings	67.3	174.2	225.7
Repayment of borrowings	(281.9)	(155.1)	(161.7)
Dividends paid to company shareholders	(56.4)	(54.4)	(91.4)
Proceeds from issue of share capital	7.0	0.4	3.1
Proceeds from the sale of treasury shares	0.4	0.2	2.3
Net cash used in financing activities	(263.6)	(34.7)	(22.0)
Net decrease in cash and bank overdrafts	(28.2)	(16.9)	(13.0)
Cash and bank overdrafts at beginning of period	431.6	444.4	444.4
Disposal of insurance division	(343.1)	-	-
Exchange (losses)/gains on cash and bank overdrafts	(0.1)	(0.6)	0.2

Cash and bank overdrafts at end of period	60.2	426.9	431.6

Cash and bank overdrafts at end of period comprise:

Cash at bank and in hand	47.9	51.4	61.9
Short-term deposits	22.0	386.9	376.9
Cash and cash equivalents	69.9	438.3	438.8
Overdrafts (held in bank and other borrowings)	(9.7)	(11.4)	(7.2)
	60.2	426.9	431.6

All short-term deposits have a maturity of three months or less on acquisition. The cash and short-term deposits held by those businesses that are regulated are required to be strictly segregated from those of the rest of the group and are not available to repay group borrowings. As at 30 June 2007 the cash and short-term deposits held by the group's regulated businesses amounted to £22.0m (30 June 2006 £396.4m, 31 December 2006 £387.2m).

Cash generated from operations

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit for the period	104.7	46.5	124.9
Adjusted for:			
Tax expense	20.0	19.5	55.3
Finance costs	36.4	33.6	69.8
Finance income	(11.2)	(12.3)	(25.3)
Share-based payment charge/(credit)	1.2	(0.3)	(1.9)
Pension charge/(credit)	0.6	0.4	(5.5)
Depreciation of property, plant and equipment	7.5	6.2	12.6
Amortisation of intangible assets	11.7	11.5	24.4
Loss/(profit) on sale of property, plant and equipment	0.2	(0.2)	(0.1)
Profit on disposal of insurance business (note 4)	(68.4)	-	-
Changes in operating assets and liabilities:			
Inventories	-	7.4	7.4
Amounts receivable from customers	78.4	138.2	36.5

Trade and other receivables	(2.2)	(8.2)	1.1
Insurance assets	(24.9)	(7.9)	(11.7)
Trade and other payables	3.8	(29.9)	(14.0)
Insurance accruals and deferred income	(5.1)	(11.4)	(30.9)
Retirement benefit asset	(2.6)	(105.0)	(109.3)
Derivative financial instruments	(2.0)	(0.2)	(0.7)
Provisions	(0.5)	(23.4)	(22.9)
Cash generated from operations	147.6	64.5	109.7

Notes to the interim financial information

1. Basis of preparation

The financial information comprises the consolidated balance sheets for the periods ended 30 June 2007, 30 June 2006 and 31 December 2006 and the income statements and cash flow statements for the periods then ended of Provident Financial plc (hereinafter referred to as "the financial information"). The financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority.

In preparing this financial information management has used the accounting policies set out in the group's 2006 financial statements and has chosen not to adopt IAS 34 'Interim Financial Reporting'. IFRS 7 'Financial Instruments: Disclosures' and IAS 1 'Amendments to Capital Disclosures' are effective for annual periods beginning on or after 1 January 2007. These standards are disclosure standards and do not impact on the recognition or measurement of items accounted for under the accounting policies used in the group's 2006 financial statements. As the financial information is not required to include all disclosures required by International Financial Reporting Standards, the disclosures required by IFRS 7 and the amendment to IAS 1 have not been made. Full disclosures in accordance with IFRS 7 and the amendment to IAS 1 will be made in the group's 2007 financial statements.

This financial information does not constitute a set of statutory financial statements under section 240 of the UK Companies Act 1985 and is unaudited. The comparative figures for the financial year ended 31 December 2006 are an extract from the group's 2006 financial statements which have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors on these financial statements was unqualified and did not contain statements under section 237(2) or (3) of the UK Companies Act 1985.

This document (the interim report 2007) will be published on the company's website in addition to the normal paper version. The maintenance and integrity of the Provident Financial plc website is the responsibility of the directors and the work carried out by the auditors does not involve consideration of these matters. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

2. Segment information

Primary reporting format – business segments

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Revenue – continuing operations			
UK home credit	292.0	289.6	576.7
Vanquis Bank	27.8	13.9	34.2
Yes Car Credit	10.0	26.9	43.7
Total UK businesses	329.8	330.4	654.6
International	191.6	187.2	365.3
Total group	521.4	517.6	1,019.9

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit before taxation – continuing operations			
UK home credit+	47.0	47.0	127.5
Vanquis Bank	(4.2)	(10.7)	(18.3)
Yes Car Credit	(1.2)	(0.5)	(1.5)
	41.6	35.8	107.7
Central - Costs	(4.5)	(4.3)	(6.0)
- Interest receivable	1.1	0.5	2.4
Total central+	(3.4)	(3.8)	(3.6)
Total UK businesses	38.2	32.0	104.1
International	18.1	15.0	46.2
Total before exceptional costs	56.3	47.0	150.3
Exceptional costs – demerger costs	(11.8)	-	(11.1)
Total group	44.5	47.0	139.2

+ In the group's 2006 financial statements, the allocation of the group's interest charge to UK home credit changed to reflect revised borrowings based on an average ratio of borrowings to UK home credit receivables of 80%. The results for the six months to 30 June 2006 have been restated on a comparable basis resulting in a reduction in UK home credit profit for the six months to 30 June 2006 of £4.7m and a reduction in the interest cost held centrally of £4.7m. The change has had no impact on reported group profits.

All of the above activities relate to continuing operations as defined in IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'. Consistent with the treatment in the 2006 financial statements, the Yes Car Credit operation has been classified as part of continuing operations on the basis that revenue and impairment will continue to be generated from the loan book until it has been fully collected out.

On 16 July 2007, the group completed the demerger of its international business which was approved by the company's shareholders at the Extraordinary General Meeting of the company on 13 July 2007. As at 30 June 2007, the demerger was still subject to shareholder approval and therefore the international business did not meet the criteria within IFRS 5 of a discontinued operation. Accordingly, the results of the international business have been included within continuing operations in the interim financial information. In addition, as the demerger was effected by a dividend in specie and there was no issue of new share capital or any sales proceeds involved, the international business also did not meet the criteria of an asset held for resale. Accordingly, the assets and liabilities of the international business have not been separately presented from the rest of the group. For the group's 2007 full year results, the international business will meet the IFRS 5 criteria of a discontinued operation and will therefore be presented as a discontinued operation in the income statement.

Demerger costs comprise costs incurred in preparing for the demerger of the international business. In the six months to 30 June 2007, the costs comprise £7.1m of professional fees (30 June 2006 £nil, 31 December 2006 £6.4m) and £4.7m of other separation costs (30 June 2006 £nil, 31 December 2006 £4.7m). All of the demerger costs have been classified as administrative expenses within the consolidated income statement. £6.7m of the demerger costs relate to central activities (30 June 2006 £nil, 31 December 2006 £6.9m), £1.8m relate to UK home credit (30 June 2006 £nil, 31 December 2006 £nil) with the remaining £3.3m relating to International (30 June 2006 £nil, 31 December 2006 £4.2m).

	Unaudited	Unaudited	Audited

	As at 30 June 2007 £m	As at 30 June 2006 £m	As at 31 Dec 2006 £m
Net assets/(liabilities)			
UK home credit#	201.7	197.0	176.0
Vanquis Bank	34.3	28.0	32.0
Yes Car Credit	(39.6)	(36.0)	(37.4)
Central#	89.7	(10.1)	19.9
Total UK businesses	286.1	178.9	190.5
International#	164.7	56.8	82.2
Total continuing operations	450.8	235.7	272.7
Discontinued operation - Insurance	-	74.3	81.3
Total group	450.8	310.0	354.0

During 2007, the allocation of group net assets has been amended to (i) reallocate certain centrally held tax provisions to the international business in line with the arrangements in place on demerger and (ii) adjust the statutory net assets of the UK home credit business to reflect a borrowings to receivables ratio of 80% consistent with the treatment adopted for charging interest to the income statement. Prior year comparatives have been restated on a comparable basis which has resulted in International net assets as at 30 June 2006 and 31 December 2006 reducing by £9.3m and £7.0m respectively, UK home credit net assets as at 30 June 2006 and 31 December 2006 reducing by £94.0m and £180.3m respectively and central activities net assets as at 30 June 2006 and 31 December 2006 increasing by £103.3m and £187.3m respectively.

Secondary reporting format – geographical segments

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Revenue – continuing operations			
UK and Republic of Ireland	329.8	330.4	654.6
Central Europe	173.1	175.8	338.6
Mexico	17.1	11.4	26.4
Romania	1.4	-	0.3
Total group	521.4	517.6	1,019.9

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m

Profit before taxation – continuing operations^			
UK and Republic of Ireland	33.2	28.2	96.7
Central Europe	31.9	24.9	65.7
Mexico	(6.9)	(5.0)	(9.7)
Romania	(1.9)	(1.1)	(2.4)
	56.3	47.0	150.3
UK and Republic of Ireland:			
Exceptional costs – demerger costs	(11.8)	-	(11.1)
Total group	44.5	47.0	139.2

^ In the group's 2006 financial statements, the allocation of International UK divisional overheads changed to more accurately reflect the costs attributable to Central Europe, Mexico and Romania. The results for the six months to 30 June 2006 have been restated on a comparable basis resulting in a reduction in the profit in Central Europe of £1.8m, an increase in the loss in Mexico of £0.3m and a reduction of costs in the UK and Republic of Ireland of £2.1m. The change has had no impact on reported group profits.

3. Tax expense

The total tax charge for the period comprises:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Continuing operations:			
- UK	10.5	10.0	27.3
- Overseas	5.9	4.4	17.4
Total continuing operations	16.4	14.4	44.7
Discontinued operations:			
- UK	4.5	5.1	10.6
Total tax expense	20.9	19.5	55.3

The tax expense for the period for continuing operations has been calculated by applying the directors' best estimate of the effective tax rate for the year, which is 30.0% (30 June 2006 30.6%), to the profit before demerger costs for the period.

Included within the UK tax expense relating to continuing operations is a tax credit in respect of demerger costs of £0.5m (30 June 2006 £nil, 31 December 2006 £1.1m). The tax expense in relation to discontinued operations includes a tax charge of £0.9m in respect of the profit on disposal of the insurance business (see note 4).

4. Discontinued operations

On 15 June 2007, the group completed the disposal of the companies forming the insurance business to Car Care Plan (Holdings) Limited, a subsidiary of GMAC Insurance Holdings Inc. Accordingly, this business has been presented as a discontinued operation in accordance with IFRS 5. There is no impact on the prior period financial statements other than a change in the presentation of the insurance business results to discontinued operations.

The profit attributable to discontinued operations can be analysed as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit after taxation for the period from trading activities	8.2	13.9	30.4
Profit after taxation on disposal of the insurance business	68.4	-	-
Profit after taxation for the period from discontinued operations	76.6	13.9	30.4

The profit after taxation for the period from trading activities can be analysed as follows:

	Unaudited Half-year to 30 June 2007* £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Revenue	61.8	78.0	160.9
Finance income	7.4	8.9	18.1
Total income	69.2	86.9	179.0
Operating costs	(49.0)	(56.8)	(120.1)
Administrative expenses	(8.4)	(11.1)	(17.9)
Total costs	(57.4)	(67.9)	(138.0)
Profit before taxation for the period from trading activities	11.8	19.0	41.0
Tax expense - UK	(3.6)	(5.1)	(10.6)
Profit after taxation for the period from trading activities	8.2	13.9	30.4

* Represents five and a half months trading under the group's ownership.

Included within operating costs is a credit of £13.9m (30 June 2006 £16.2m, 31 December 2006 £42.7m) in respect of the

release of provisions for prior year claims.

All of the above activities relate to activities in the UK and Republic of Ireland.

The tax rate applied to the trading activities of discontinued operations in the six months ended 30 June 2007 is 30%, consistent with the overall group tax rate. The tax charged in respect of 2006 represents the actual tax charges of the insurance business.

The profit after taxation on disposal of the insurance business can be analysed as follows:

	£m
Sales proceeds	170.5
Termination of interest rate swaps	(6.9)
S75 pension contribution (note 8)	(3.4)
Disposal costs	(7.8)
Net cash consideration	152.4
Tax recoverable from purchaser	1.7
Total net consideration	154.1
Pension curtailment credit (note 8)	2.9
Share-based payment charge (note 10)	(0.6)
Increase in pension asset following S75 pension contribution	3.4
Net assets on disposal	(90.5)
Profit before taxation on disposal of the insurance business	69.3
Tax charge	(0.9)
Profit after taxation on disposal of the insurance business	68.4

The interest rate swaps were held to hedge the interest rate risk on the investment funds held by the insurance business. These swaps were terminated on disposal.

The S75 pension contribution represents a reduction in consideration for the payment of £3.4m of pension contributions into the group's defined benefit pension schemes by the insurance business following sale. The group's retirement benefit asset has increased by a corresponding amount (see note 8).

Disposal costs comprise professional fees and the cost of bonuses for the senior management team of the insurance business.

The tax recoverable from the purchaser of £1.7m represents an adjustment to the consideration to reflect tax relief obtained by the purchaser as a result of the transaction.

The pension curtailment credit of £2.9m arises as a result of the reduction in the group's projected defined benefit obligation

following the insurance business employees ceasing to be active members of the group's pension schemes.

A deferred tax liability of £0.9m has been recognised on the pension curtailment credit.

The share-based payment charge represents the crystallisation of the share options of the insurance business management team as a result of the disposal.

No tax liability arises on the disposal of the insurance business due to the availability of the Substantial Shareholdings Exemption.

The cashflows from discontinued operations were as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit after taxation for the period	8.2	13.9	30.4
Adjusted for:			
Tax expense	3.6	5.1	10.6
Finance income	(7.4)	(8.9)	(18.1)
Share-based payment charge	-	-	0.1
Pension charge/(credit)	0.1	0.2	(0.7)
Depreciation of property, plant and equipment	0.3	0.2	0.5
Amortisation of intangible assets	8.6	10.6	22.2
Changes in operating assets and liabilities:			
Trade and other receivables	(0.2)	(0.1)	(1.2)
Insurance assets	(24.9)	(7.9)	(11.7)
Trade and other payables	0.8	(2.3)	(1.3)
Insurance accruals and deferred income	(5.1)	(11.4)	(30.9)
Retirement benefit asset	(0.4)	(11.4)	(11.7)
Cash used in operations	(16.4)	(12.0)	(11.8)
Finance income received	7.1	9.6	18.7
Tax paid	(2.1)	(3.2)	(9.0)
Net cash used in operating activities	(11.4)	(5.6)	(2.1)
Net cash used in investing activities	(0.6)	(0.1)	(0.6)
Net cash used in financing activities	-	(7.0)	(14.4)
Net decrease in cash and bank overdrafts	(12.0)	(12.7)	(17.1)

The cashflows above do not include the cashflows associated with the disposal of the insurance business.

5. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those shares held by the Provident Financial Qualifying Share Ownership Trust and in respect of the Performance Share Plan. For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The directors have elected to show an adjusted EPS prior to demerger costs. This is presented to show the EPS generated by the group's continuing operations.

The weighted average number of shares in issue during the period can be reconciled to the number used in the basic and diluted EPS calculations as follows:

	Unaudited Half-year to 30 June 2007 Number m	Unaudited Half-year to 30 June 2006 Number m	Audited Full year to 31 Dec 2006 Number m
Used in basic EPS calculation	256.2	254.7	254.9
Dilutive effect of options	2.0	0.9	0.9
Used in diluted EPS calculation	258.2	255.6	255.8

A reconciliation of the profit after taxation used in the EPS calculations is as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit after taxation attributable to equity shareholders	104.7	46.5	124.9
Profit after taxation from discontinued operations	(76.6)	(13.9)	(30.4)
Profit after taxation from continuing operations	28.1	32.6	94.5
Demerger costs, net of tax credit	11.3	-	10.0
Adjusted profit after taxation	39.4	32.6	104.5

Reconciliations of basic and diluted EPS are as follows:

	Unaudited Half-year to 30 June 2007	Unaudited Half-year to 30 June 2006	Audited Full year to 31 Dec 2006
	Pence	Pence	Pence
Basic EPS	40.87	18.26	49.00
Basic EPS from discontinued operations	(29.90)	(5.46)	(11.92)
Basic EPS from continuing operations	10.97	12.80	37.08
Demerger costs, net of tax credit	4.41	-	3.92
Adjusted EPS from continuing operations	15.38	12.80	41.00
Diluted EPS	40.55	18.19	48.83
Diluted EPS from discontinued operations	(29.67)	(5.44)	(11.89)
Diluted EPS from continuing operations	10.88	12.75	36.94
Demerger costs, net of tax credit	4.38	-	3.91
Adjusted diluted EPS from continuing operations	15.26	12.75	40.85

6. Dividends paid and proposed

	Unaudited Half-year to 30 June 2007	Unaudited Half-year to 30 June 2006	Audited Full year to 31 Dec 2006
	£m	£m	£m
2005 final – 21.37p	-	54.4	54.4
2006 interim – 14.48p	-	-	37.0
2006 final – 22.02p	56.4	-	-
Dividends paid	56.4	54.4	91.4

An interim dividend in respect of 2007 of 25.40p per share*, amounting to a total dividend of £33.1m, has been declared by the directors. The interim financial information does not reflect this dividend payable as it will be paid after the balance sheet date.

* The proposed dividend per share for the six months ended 30 June 2007 is based on the number of shares in issue following the one for two share consolidation which took place on 16 July 2007 in conjunction with the demerger of the international business.

7. Amounts receivable from customers

Unaudited As at 30 June 2007	Unaudited As at 30 June 2006	Audited As at 31 Dec 2006

	£m	£m	£m
UK home credit	623.9	587.7	695.6
Vanquis Bank	114.3	75.9	97.5
Yes Car Credit	60.8	161.2	108.6
Total UK businesses	799.0	824.8	901.7
International	355.2	294.5	331.0
Total group	1,154.2	1,119.3	1,232.7
Analysed as:			
- due within one year	1,061.2	967.1	1,103.2
- due in more than one year	93.0	152.2	129.5
Total group	1,154.2	1,119.3	1,232.7

The impairment charge in respect of amounts receivable from customers reflected within operating costs can be analysed as follows:

	Unaudited Half-year to 30 June 2007	Unaudited Half-year to 30 June 2006	Audited Full year to 31 Dec 2006
	£m	£m	£m
UK home credit	107.4	106.4	178.8
Vanquis Bank	12.8	8.1	19.4
Yes Car Credit	5.5	14.2	22.6
Total UK businesses	125.7	128.7	220.8
International	41.8	69.5	103.1
Total group	167.5	198.2	323.9

8. Retirement benefit asset

The group operates a number of UK based pension schemes. The two major defined benefit schemes are the Provident Financial Senior Pension Scheme ('the senior pension scheme') and the Provident Financial Staff Pension Scheme ('the staff pension scheme'). The schemes cover 76% of employees with company provided pension arrangements and are of the funded, defined benefit type providing retirement benefits based on final salary. The assets of the schemes are held in separate, trustee administered funds. Following a full group review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 has been based on the results of

these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme at 30 June 2007. Scheme assets are stated at fair value at 30 June 2007.

The major assumptions used by the actuary were:

		Unaudited Half-year to 30 June 2007	Unaudited Half-year to 30 June 2006	Audited Full year to 31 Dec 2006
		%	%	%
Price inflation		3.40	3.00	3.10
Rate of increase in pensionable salaries		4.90	4.58	4.68
Rate of increase to pensions in payment		3.30	3.00	3.10
Discount rate		5.70	5.10	5.10
Long term rate of return	- Equities	7.85	7.85	7.85
	- Bonds	5.70	5.10	5.10
	- Index-linked gilts	5.10	4.50	4.50
	- Other	6.00	5.25	5.25
	- Overall	6.97	6.92	6.62

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. For members of the staff pension scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior pension scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the charge to the consolidated income statement would have increased by approximately £0.2m in the six months to 30 June 2007 and the defined benefit obligation would have increased by approximately £18.0m.

The amounts recognised in the balance sheet are determined as follows:

	Unaudited As at 30 June 2007	Unaudited As at 30 June 2006	Audited As at 31 Dec 2006
	£m	£m	£m
Equities	272.5	233.3	254.5
Bonds	22.5	22.5	22.1
Index-linked gilts	20.0	19.7	21.8
Other	176.5	165.9	169.5
Total fair value of scheme assets	491.5	441.4	467.9

Present value of funded defined benefit obligations	(422.9)	(434.7)	(459.0)
Net asset recognised in the balance sheet	68.6	6.7	8.9

The amounts recognised in the income statement are as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Current service cost	(3.5)	(3.9)	(7.6)
Interest cost	(11.5)	(10.5)	(21.0)
Expected return on scheme assets	14.4	14.0	27.5
Net expense before past service and curtailment credits	(0.6)	(0.4)	(1.1)
Past service credit	-	-	2.2
Curtailment credit	2.9	-	4.4
Net credit/(expense) recognised in the income statement	2.3	(0.4)	5.5

Following the disposal of the insurance business on 15 June 2007, the relevant employees of the insurance business ceased to be active members of the group's pension schemes. Accordingly their benefits are no longer linked to future salary increases and therefore the projected defined benefit obligation relating to them is less than that anticipated prior to the sale. The reduction in the projected defined benefit obligation of £2.9m has been recognised as a curtailment credit in the six months ended 30 June 2007. This amount has been included within the profit on disposal of the insurance business (see note 4). The remaining net credit/(expense) has been included within administrative expenses.

During 2006, changes to the rules of the pension schemes and to the tax applying to pension scheme benefits meant that in most cases members of the pension schemes would be able to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, in the year ended 31 December 2006 these changes led to a £2.2m past service saving relating to deferred members of the pension schemes and a £4.4m curtailment saving relating to active members of the pension schemes.

Movements in the fair value of scheme assets were as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m

Fair value of scheme assets at start of period	467.9	331.1	331.1
Expected return on scheme assets	14.4	14.0	27.5
Actuarial gains/(losses) on scheme assets	6.5	(5.1)	7.1
S75 contribution on disposal of insurance business	3.4	-	-
Contributions by the group	2.6	105.0	109.3
Contributions paid by scheme participants	1.6	1.8	3.5
Net benefits paid out	(4.9)	(5.4)	(10.6)
Fair value of scheme assets at end of period	491.5	441.4	467.9

The S75 contribution on disposal of the insurance business of £3.4m is the statutory pension debt arising as a result of the insurance business ceasing to participate in the group's pension schemes following sale. It was calculated in accordance with Section 75 of the Pensions Act 1995.

In January 2006, the group made an additional special contribution of £102.2m in order to ensure that the defined benefit pension schemes were fully funded based on the June 2005 deficit position. The increase in the group's interest payable after funding the deficit has been broadly offset by a reduction in the IAS 19 pension charge to the consolidated income statement.

Movements in the present value of the defined benefit obligation were as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Defined benefit obligation at start of period	(459.0)	(436.7)	(436.7)
Current service cost	(3.5)	(3.9)	(7.6)
Interest cost	(11.5)	(10.5)	(21.0)
Past service credit	-	-	2.2
Curtailment credit	2.9	-	4.4
Contributions paid by scheme participants	(1.6)	(1.8)	(3.5)
Actuarial gains/(losses) on scheme liabilities	44.9	12.8	(7.4)
Net benefits paid out	4.9	5.4	10.6
Defined benefit obligation at end of period	(422.9)	(434.7)	(459.0)

An analysis of amounts recognised in the Statement of Recognised Income and Expense (SORIE) is as follows:

	Unaudited Half-year to 30 June 2007	Unaudited Half-year to 30 June 2006	Audited Full year to 31 Dec 2006

	£m	£m	£m
Actuarial gains/(losses) on scheme assets	6.5	(5.1)	7.1
Actuarial gains/(losses) on scheme liabilities	44.9	12.8	(7.4)
Total gains/(losses) recognised in the SORIE in the period	51.4	7.7	(0.3)

9. Called-up share capital

As at 30 June 2007, the group had authorised share capital of £40.0m ordinary shares of 10 $^{4/11}$ pence each (30 June 2006 £40.0m, 31 December 2006 £40.0m) of which £26.7m was issued and fully paid up (30 June 2006 £26.5m, 31 December 2006 £26.5m).

The movement in the number of shares in issue during the six months ended 30 June 2007 was as follows:

	Number
At 1 January 2007	256.1
Shares issued pursuant to the exercise of options	1.1
At 30 June 2007	257.2

Following shareholder approval of the demerger of the international business on 13 July 2007, the group's ordinary share capital has been reduced on the basis of one share for every two shares.

10. Consolidated interim statement of changes in shareholders' equity

	Unaudited Attributable to equity shareholders of the company				
	Called-up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
Balance at 1 January 2006	26.5	107.7	5.5	177.7	317.4
Exchange losses on foreign currency translations	-	-	(4.8)	-	(4.8)
Net fair value losses – cash flow hedges	-	-	(0.7)	-	(0.7)
Actuarial gains on retirement benefit asset	-	-	-	7.7	7.7
Tax credit/(charge) on items taken directly to equity	-	-	0.2	(2.2)	(2.0)
Net (expense)/income recognised					

directly in equity	-	-	(5.3)	5.5	0.2
Profit for the period	-	-	-	46.5	46.5
Total recognised (expense)/income for the period	-	-	(5.3)	52.0	46.7
Increase in share premium	-	0.4	-	-	0.4
Movement in treasury shares	-	-	0.2	-	0.2
Share-based payment credit	-	-	(0.3)	-	(0.3)
Dividends	-	-	-	(54.4)	(54.4)
Balance at 30 June 2006	26.5	108.1	0.1	175.3	310.0
Balance at 1 July 2006	26.5	108.1	0.1	175.3	310.0
Exchange gains on foreign currency translations	-	-	4.6	-	4.6
Net fair value gains – cash flow hedges	-	-	0.9	-	0.9
Actuarial losses on retirement benefit asset	-	-	-	(8.0)	(8.0)
Tax (charge)/credit on items taken directly to equity	-	-	(0.4)	2.3	1.9
Net income/(expense) recognised directly in equity	-	-	5.1	(5.7)	(0.6)
Profit for the period	-	-	-	78.4	78.4
Total recognised income for the period	-	-	5.1	72.7	77.8
Increase in share premium	-	2.7	-	-	2.7
Movement in treasury shares	-	-	2.1	-	2.1
Share-based payment credit	-	-	(1.6)	-	(1.6)
Dividends	-	-	-	(37.0)	(37.0)
Balance at 31 December 2006	26.5	110.8	5.7	211.0	354.0
Balance at 1 January 2007	26.5	110.8	5.7	211.0	354.0
Net fair value gains – cash flow hedges	-	-	4.7	-	4.7
Actuarial gains on retirement benefit asset	-	-	-	51.4	51.4
Tax charge on items taken directly to equity	-	-	(1.4)	(15.4)	(16.8)
Net income recognised directly in equity	-	-	3.3	36.0	39.3
Profit for the period	-	-	-	104.7	104.7
Total recognised income for the	-	-	3.3	140.7	144.0

period					
Increase in share capital	0.2	-	-	-	0.2
Increase in share premium	-	6.8	-	-	6.8
Movement in treasury shares	-	-	0.4	-	0.4
Share-based payment charge*	-	-	1.8	-	1.8
Transfer of share-based payment reserve	-	-	(0.8)	0.8	-
Dividends	-	-	-	(56.4)	(56.4)
Balance at 30 June 2007	26.7	117.6	10.4	296.1	450.8

* £0.6m of the share-based payment charge arises as a result of the crystallisation of the share options of the insurance business management team following the disposal of that business on 15 June 2007. This amount has been included within the profit on disposal of the insurance business (see note 4).

Independent review report to Provident Financial plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprises the consolidated interim balance sheet as at 30 June 2007 and the related consolidated interim statements of income, recognised income and expense and cash flows for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed

accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP
Chartered Accountants
Leeds
11 September 2007

Information for shareholders

1. The shares will be marked ex-dividend on 31 October 2007.

2. The interim report will be posted to shareholders on 28 September 2007.

3. The interim dividend will be paid on 28 November 2007 to shareholders on the register at the close of business on 2 November 2007. Dividend warrants/vouchers will be posted on 26 November 2007..

4. The Provident Financial Company Nominee Scheme ('the scheme') enables shareholders who are eligible, namely individuals, to take advantage of the CREST system for settling transactions in shares in the company by means of a low-cost dealing service. It includes a dividend reinvestment scheme for those who wish to use this facility. Shareholders who wish to take advantage of the scheme should contact the company's registrar, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (telephone: 0870 162 3100) to request an information pack. The registrar's website is www.capitaregistrars.com.

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		14.46 11 Sep 07		

Full Announcement Text

Released 16:22 Ref: 68520

Embargo 3:39

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i) and (ii)

………………………………

3. Name of *person discharging managerial responsibilities/director*

Manjit Wolstenholme

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 20 8/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Manjit Wolstenholme

………………………………

………………………………

8 State the nature of the transaction

Purchase

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

5,663

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.004%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Not applicable

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Not applicable

………………………………

13. Price per *share* or value of transaction

876p

………………………………

14. Date and place of transaction

11 September 2007

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into

account when calculating percentage)

5,663

0.004%

………………………………

16. Date issuer informed of transaction

11 September 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

-

………………………………

18. Period during which or date on which it can be exercised

-

………………………………

19. Total amount paid (if any) for grant of the option

-

………………………………

20. Description of *shares* or debentures involved (*class* and number)

-

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

………………………………

22. Total number of *shares* or debentures over which options held following notification

-

………………………………

23. Any additional information

-

………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Tel: 01274 731111 ext. 2569

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Deputy Company Secretary

………………………………

Date of notification

11 September 2007

………………………………

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		09:52 13 Sep 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

....

Ref: 7979 D

Released 10.49

E. [signature]

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This relates to (i) and (ii)

………………………………

3. Name of *person discharging managerial responsibilities/director*

Robert Eric Hough

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 20 8/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Robert Eric Hough

………………………………

………………………………

8 State the nature of the transaction

Purchase

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,000

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00076%

……………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Not applicable

……………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Not applicable

……………………………

13. Price per *share* or value of transaction

882p

……………………………

14. Date and place of transaction

12 September 2007

London Stock Exchange

……………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into

account when calculating percentage)

1,850

0.0014%

………………………………

16. Date issuer informed of transaction

12 September 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

-

………………………………

18. Period during which or date on which it can be exercised

-

………………………………

19. Total amount paid (if any) for grant of the option

-

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

-

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

……………………………………

22. Total number of *shares* or debentures over which options held following notification

-

……………………………………

23. Any additional information

-

……………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Tel: 01274 731111 ext. 2569

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Emma G Versluys

Deputy Company Secretary

………………………………

Date of notification

13 September 2007

………………………………

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		10.45 14 Sep 07		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

Ref: 88810
Released 13.54
12:42

....

3. Full name of person(s) subject to the notification obligation (iii):
Capital Group International, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
12 September 2007

6. Date on which issuer notified:
13 September 2007

7. Threshold(s) that is/are crossed or reached:
6%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
Ordinary shares of 20 8/11p ISIN: GB0002685963	**7,864,084**	**7,864,084**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)	**% of voting rights**

	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN: GB0002685963		7,772,934		7,772,934		5.9809%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
7,772,934	5.9809%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		14:20 14 Sep 07		

Full Announcement Text

Directors'/PDMRs' interest in shares – Provident Financial Long Term Incentive Scheme

Provident Financial plc announces that Kleinwort Benson (Jersey) Trustees Limited, as Trustees of the Provident Financial plc 2007 Employee Benefit Trust ("the Trust"), purchased 723,141 ordinary shares of 20 8/11p each at a price of £8.85348542 per share on 13 September 2007 to satisfy potential awards to be made under the Provident Financial Long Term Incentive Scheme 2006 ("Scheme").

The Trust is a discretionary employee benefit trust and may benefit employees of Provident Financial plc and its subsidiaries at the discretion of the Trustee. Accordingly, it is noted that the following directors and PDMRs, as potential beneficiaries under the Trust, have an interest in the shares acquired by the Trust:

Peter Crook
Andrew Fisher
Chris Gillespie
Michael Lenora
David Merrett
John Moulding
Ken Mullen

Ref: 8952D
Released 1444
E. [illegible]
1435

Emma Versluys
Deputy Company Secretary
01274 731111 ext. 2569

14 September 2007

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RV Carter

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		12:56 24 Sep 07		

Full Announcement Text

Ref: 378 5E
Released 15.17.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )

....

3. Full name of person(s) subject to the notification obligation (iii):
Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):
Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
19 September 2007

6. Date on which issuer notified:
21 September 2007

7. Threshold(s) that is/are crossed or reached:
From 3% - 4% (L&G)

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 20 8/11p ISIN: GB0002685963	9,003,169	9,003,169

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 20 8/11p ISIN:	5,268,900	5,268,900		4.04	

GB0002685963

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
5,268,900	4.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (5,268,900 – 4.04% = LGAS, LGPL and PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (4,652,480 – 3.57%=PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (4,652,480 – 3.57%=PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:
Notification using the total voting rights figure of 130,148,026

14. Contact name:
R V Carter

15. Contact telephone number:
01274 731111 ext. 2310

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights		13.52 1 Oct 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 28 September 2007, the company's issued share capital consisted of 130,584,093 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 130,584,093.

The above figure (130,584,093) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Ref: 8902E
released
14.55.

Emma G Versluys
Deputy Company Secretary

EVersluys
1400.

Tel: 01274 731111 ext. 2569

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		15:11 3 Oct 07		

Full Announcement Text

Provident Financial plc ("the Company")

Disclosure of Interest in Shares

Notification in accordance with Rule 3.1.4R of the Disclosure and Transparency Rules

On 3 October 2007, the Company was notified pursuant to Disclosure and Transparency Rule 3.1.2R that on 3 October 2007 Kleinwort Benson (Jersey) Trustees Limited, as trustees of the Provident Financial plc 2007 Employee Benefit Trust, transferred the beneficial ownership in 353,058 ordinary shares of 20 8/11p each in the capital of the Company for no consideration to the following directors and PDMRs resident in the UK pursuant to the Provident Financial Long Term Incentive Scheme 2006 ("LTIS").

Peter Crook	103,626 shares
Andrew Fisher	79,907 shares
Chris Gillespie	78,295 shares

Released 15.28.

Ref: 0900F

E.Vedrings 1516

Michael Lenora	51,813 shares
David Merrett	11,226 shares
John Moulding	12,763 shares
Ken Mullen	15,428 shares

These awards will under normal circumstances vest on 12 September 2010, subject to and in accordance with the rules of the LTIS, provided that the performance conditions have been satisfied.

Emma Versluys
Deputy Company Secretary
01274 731111 ext. 2569

3 October 2007

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Provident Financial PLC	Director/PDMR Shareholding		16:26 17 Oct 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

Ref: 9040F
Released 17-11
1643
E.[illegible]

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1); or

(ii) a disclosure made in accordance with LR9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This relates to (i)

………………………………

3. Name of *person discharging managerial responsibilities/director*

Andrew Charles Fisher

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

………………………………

………………………………

8 State the nature of the transaction

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

……………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

……………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

……………………………………

13. Price per *share* or value of transaction

……………………………………

14. Date and place of transaction

……………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into

account when calculating percentage)

………………………………

16. Date issuer informed of transaction

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

17 October 2007

………………………………

18. Period during which or date on which exercisable

1 December 2010 to 31 May 2011

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

1,340 ordinary shares of 20 8/11p

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

716p

………………………………

22. Total number of *shares* or debentures over which options held following notification

147,343

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Tel: 01274 731111 ext 2569

………………………………

Name of authorised official of *issuer* responsible for making notification

Emma G Versluys

Deputy Company Secretary

………………………………

Date of notification

17 October 2007

………………………………

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		11:47 24 Oct 07		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

....

Ref: 27784
Released 12.28
E. [illegible]
12.20pm

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1); or

(ii) a disclosure made in accordance with LR9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

This relates to (i)

………………………………

3. Name of *person discharging managerial responsibilities/director*

Peter Stuart Crook

Andrew Charles Fisher

Christopher Donald Gillespie

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of persons named in 3 above

……………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 20 8/11p

……………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Peter Stuart Crook

Farnell Electronics PLC FURBS (AF)

Christopher Donald Gillespie

……………………………

……………………………

8 State the nature of the transaction

Purchase

……………………………

……………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Peter Stuart Crook acquired 15,000 shares

Farnell Electronics PLC FURBS (AF) acquired 5,000 shares

Christopher Donald Gillespie acquired 3,000 shares

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Peter Stuart Crook 0.011%

Andrew Charles Fisher 0.003%

Christopher Donald Gillespie 0.002%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

………………………………

13. Price per *share* or value of transaction

832.086957p

………………………………

14. Date and place of transaction

24 October 2007

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Peter Stuart Crook 124,460 shares (0.095%)

Andrew Charles Fisher 84,907 shares (0.064%)

Christopher Donald Gillespie 82,980 shares (0.063%)

………………………………

16. Date issuer informed of transaction

24 October 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

-

………………………………

18. Period during which or date on which exercisable

-

………………………………

19. Total amount paid (if any) for grant of the option

-

………………………………

20. Description of *shares* or debentures involved (*class* and number)

-

………………………………

………………………………

21. Exercise *price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise*

-

………………………………

22. Total number of *shares* or debentures over which options held following notification

-

………………………………

23. Any additional information

-

………………………………

24. Name of contact and telephone number for queries

Emma G Versluys

Tel: 01274 731111 ext. 2569

………………………………

Name of authorised official of *issuer* responsible for making notification

Emma G Versluys

Deputy Company Secretary

………………………………

Date of notification

24 October 2007

………………………………

END

---

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Last Refreshed At 16:28 Wed, Oct 31 2007 UK Time

PROVIDENT FINANCIAL

MEMORANDUM

Ref. 7724G
Released 17.12

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights		16:27 31 Oct 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 31 October 2007, the company's issued share capital consisted of 130,765,828 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 130,765,828.

The above figure (130,765,828) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Deputy Company Secretary

E. Versluys
1631

Tel: 01274 731111 ext. 2569

---

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Ref: 3302I
Released 16.03

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		15:51 22 Nov 07		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

22/11/07

....

3. Full name of person(s) subject to the notification obligation (iii):
Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):
-

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
20 November 2007

6. Date on which issuer notified:
21 November 2007

7. Threshold(s) that is/are crossed or reached:
From 9% to 10%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84	12,468,390	12,468,390

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 20 8/11p ISIN:	n/a	n/a	13,287,587	n/a	10.161%

GB00B1Z4ST84

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,287,587	10.161%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited	13,276,935	10.153%
Schroder & Co Limited	10,652	0.008%

Proxy Voting:

10. Name of the proxy holder:

……………..

11. Number of voting rights proxy holder will cease to hold:

……………..

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:
Notification using the total voting rights figure of 130,765,828

14. Contact name:
K J Mullen
Company Secretary and General Counsel

15. Contact telephone number:
01274 731111 ext. 2313

---

status list

Ref: 93441
Released 16.14

London STOCK EXCHANGE | RNS | The company news service from the London Stock Exchange

Last Refreshed At 15:01 Fri, Nov 30 2007 UK Time

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights		14:57 30 Nov 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 30 November 2007, the company's issued share capital consisted of 131,128,502 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 131,128,502.

The above figure (131,128,502) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Deputy Company Secretary

E Versluys
1530

Tel: 01274 731111 ext. 2569

---

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JE
Enclosure
14/12/07

14/12/2007
Ref: 0272K
Released 07.01

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
		[illegible] Dec 07	16:41 14 Dec 07		

Full Announcement Text

PROVIDENT FINANCIAL PLC

PRE-CLOSE BRIEFING
17 DECEMBER 2007

Provident Financial will today provide the following pre-close briefing to analysts and investors.

Commenting on the update, Peter Crook, Chief Executive of Provident Financial said:

"The group is very well funded and able to take full advantage of current market conditions at a time when an increasing number of consumers in the UK are having difficulty obtaining credit from high street lenders. Strong credit management has produced an improvement in the level of arrears. The group is trading well and is expected to report strong profits growth for the year as a whole, in line with market expectations."

Consumer credit

Home credit

The level of new customer applications to home credit has increased in the second half of 2007 as a result of the continued success in developing the newer marketing channels such as direct mail and the internet, assisted by more

favourable market conditions, as mainstream lenders tighten their lending criteria and retreat from the non-standard consumer credit market.

In order to maintain the quality of the receivables book, home credit has continued to decline around one-third of customer applications. Nonetheless, the rate of customer growth has increased during the second half of 2007 and at the end of November customer numbers were 3.8% up on the prior year.

The enhanced credit management processes introduced over the last eighteen months, including the deployment of centralised credit scoring procedures for all new customer applications, have kept impairment levels under tight control. As a consequence of these improvements, home credit's charge for impairment grew at a lower rate than both revenue and receivables during the second half of 2007.

Overall, home credit remains on track to deliver full year profits in line with market expectations.

Real Personal Finance
The market test of this unsecured direct repayment loan product increased from 2 to 20 locations during October, as planned. Early indications are that the levels of new customer acquisition and collections performance are consistent with internal projections.

We anticipate being in a position to provide further details of progress with the market test with our full year results announcement in March 2008.

Vanquis Bank
At the end of November, customer numbers at Vanquis Bank stood at in excess of 310,000, up from 251,000 at the start of the year. Response rates from direct marketing campaigns and the level of internet applications have increased during the second half of the year and the business has benefitted from a number of mainstream credit card providers pulling back from the non-standard market.

Overall credit quality has improved further as a result of the continued development of underwriting and arrears management. Around 70% of customer applications are being declined and the arrears profile of the book has improved further. Accordingly, the favourable trend of impairment charges rising at a significantly lower rate than revenues and receivables has continued through the second half of 2007.

The business moved into profitability in June, and has continued to report profits in its management accounts in each of the subsequent five months. We continue to expect that it will trade at around break even for the year as a whole.

Funding
The group's funding and liquidity positions remain strong, with minimum headroom against committed facilities in excess of £350m and a weighted average period to maturity of 3.9 years. This is sufficient to fund the group's medium term internal growth initiatives and, accordingly, the group is unaffected by the current crisis in the global credit markets.

Group
Overall, the continuing group is trading well and is expected to report strong profits growth for the year as a whole, in line with market expectations.

Enquiries:

Investor Relations

Stuart Caldwell	Provident Financial	01274 731111

Media

John Moulding	Provident Financial	01274 731111
Nigel Prideaux	Brunswick	0207 404 5959

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Ref: 4894K
Released 7am

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights	07:00 31 Dec 07	16:46 20 Dec 07		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 31 December 2007, the company's issued share capital consisted of 131,181,232 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 131,181,232.

The above figure (131,181,232) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Deputy Company Secretary

Tel: 01274 731111 ext. 2569

---

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Ref 1429L
Released 15:57

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		11:17 4 Jan 08		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to the notification obligation (iii):
Standard Life Investments Limited

4. Full name of shareholder(s) (if different from 3.) (iv):
Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
2 January 2008

6. Date on which issuer notified:
3 January 2008

7. Threshold(s) that is/are crossed or reached:
9%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1Z4ST84	10,494,234	10,494,234

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB00B1Z4ST84	11,815,303	6,600,332	5,214,971	5.031%	3.975%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,815,303	9.007%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments Limited

Proxy Voting:

10. Name of the proxy holder:

……………..

11. Number of voting rights proxy holder will cease to hold:

……………..

12. Date on which proxy holder will cease to hold voting rights:

……………..

13. Additional information:

……………..

14. Contact name:

R V Carter

Company Secretarial Assistant

15. Contact telephone number:
01274 731111 ext 2310

---

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		16:28 9 Jan 08		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

4589L
Released 17.39.
E.Verlunge
1705

3. Full name of person(s) subject to the notification obligation (iii):
Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3.) (iv):
J P Morgan, Bournemouth
Northern Trust London
State Str Bk and Tr Co Lndon (S

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
4 January 2008

6. Date on which issuer notified:
8 January 2008

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ISIN GB00B1Z4ST84	6,188,415	6,188,415

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

ISIN GB00B1Z4ST84	6,977,625	5.31%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,977,625	5.31%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

Nominee	Shares held	Management Company
JP Morgan, Bournemouth	757,051	FII
JP Morgan, Bournemouth	170,835	FIL
JP Morgan, Bournemouth	5,455,989	FISL
JP Morgan, Bournemouth	81,500	FPM
Northern Trust London	388,150	FPM

State Street Bk and Tr Co Lndon (S	124,100	FPM

Proxy Voting:

10. Name of the proxy holder:
Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will acquire to hold:
789,210

12. Date on which proxy holder will acquire to hold voting rights:
4 January 2008

13. Additional information:

14. Contact name:
Emma G Versluys
Deputy Company Secretary

15. Contact telephone number:
01274 731111 ext. 2569

---

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London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 17:41 Tue, Jan 15 2008 UK Time

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Blocklisting Interim Review		17:41 15 Jan 08		

Full Announcement Text

RECEIVED

2008 SEP 26 A 7:?5

[O]FFICE OF INTERNATIONAL CORPORATE FINANCE

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 January 2008

Name of *applicant*:		Provident Financial plc	
Name of scheme:		Provident Financial plc share option schemes	
Period of return:	From:	16/07/2007	To: 15/01/2008
Balance under scheme from previous return:		Provident Financial plc made an application to the London Stock Exchange and UK Listing Authority for a blocklisting of 5,750,000 ordinary shares of 20 8/11 pence each to take effect following the proposed one for two share consolidation which was considered and	

Lof 8786L
Released 9.52am
E. [signature]
15.1.07
1752
15/01/2008

	approved at the extraordinary general meeting held on 13 July 2007. The blocklistings of all ordinary shares of 10 4/11p were cancelled with effect from the date of the demerger and share consolidation (16 July 2007).
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	-
Number of *securities* issued/allotted under scheme during period:	2,610,730
Balance under scheme not yet issued/allotted at end of period	3,139,270
Number and *class* of *securities* originally listed and the date of admission	5,750,000 ordinary shares of 20 8/11p 16 July 2007
Total number of *securities* in issue at the end of the period	131,219,674

Name of contact: Emma G Versluys

Address of contact: Provident Financial plc, Colonnade, Sunbridge Road, Bradford, West Yorkshire, BD1 2LQ

Telephone number of contact: 01274 731111 extension 2569

SIGNED BY Emma G Versluys, Deputy Company Secretary
for and on behalf of
Provident Financial plc

---

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Ref: 0255N
Released 16 39.

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights		16:03 31 Jan 08		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 31 January 2008, the company's issued share capital consisted of 131,222,157 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 131,222,157.

The above figure (131,222,157) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Deputy Company Secretary

E. Versluys 31.1.08 1628

Tel: 01274 731111 ext. 2569

---

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Notice of Results		09:42 1 Feb 08		

Full Announcement Text

Provident Financial plc – Notice of Results

Provident Financial plc announces that its final results for the year ended 31 December 2007 are scheduled to be released at 7.00 am on Tuesday, 4 March 2008.

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Ref: 118 2N.
Released 14.02.
E. Helling
1359

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		14:13 20 Feb 08		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

Ref:43530
Released 18:09.
E. Vesey
5.42

....

3. Full name of person(s) subject to the notification obligation (iii):
Capital Group International, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
15 February 2008

6. Date on which issuer notified:
19 February 2008

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84	6,606,980	6,606,980

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)	% of voting rights

	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN: GB0002685963		6,355,980		6,355,980		4.8437%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,355,980	4.8437%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
Emma G Versluys

15. Contact telephone number:
01274 731111 ext. 2569

---

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Last Refreshed At 09:54 Fri, Feb 29 2008 UK Time

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights		09:53 29 Feb 08		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 29 February 2008, the company's issued share capital consisted of 131,224,944 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 131,224,944.

The above figure (131,224,944) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Ref: 0616P
Released 11.46

Emma G Versluys
Deputy Company Secretary

E Versluys
1054

Tel: 01274 731111 ext. 2569

---

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Ar.ow 29/2/08

3/3/08

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Final Results	07:00 4 Mar 08	18:15 29 Feb 08		

Full Announcement Text

RECEIVED
2008 SEP 26 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Provident Financial plc
Results for the year to 31 December 2007

HIGHLIGHTS

Provident Financial plc ("Provident Financial") is the market-leading provider of home credit in the UK and Ireland, with a successful, developing credit card business. It sold its insurance business and demerged its international business during 2007, both of which have been classified as discontinued operations. Its primary continuing operations consist of the Consumer Credit Division, comprising home credit and Real Personal Finance, and Vanquis Bank.

Ref: 2530P
Released

Key financial results

	2007	2006	Change
Consumer Credit Division & Vanquis Bank:			
Customer numbers	1,966k	1,818k	8.1%
Receivables	£892.1m	£793.1m	12.5%
Profit before tax from continuing operations	£115.2m	£104.1m	10.7%

Final dividend per share	38.10p
Total dividend per share [(1)]	63.50p

(1) after adjusting for the one for two consolidation of Provident Financial shares and taking into account the 4.75p per share dividend stated at the time of the demerger to be paid by International Personal Finance plc in respect of 2007, the aggregate dividend per share for 2007 represents the same 36.50p per share paid by Provident Financial in 2006.

Highlights

Consumer Credit Division

- Strengthening rate of growth through the second half of 2007 with year end home credit customer numbers up 5.3% to a record 1.65 million
- Reduction in impairment charge, due to strong credit management
- Real Personal Finance market test now in 33 locations and progressing well
- Profit growth restored, with underlying profit before tax up 1.2%* to £123.5m

Vanquis Bank

- Strong growth with customer numbers up 25.9% to 316,000 and average receivables up 51.7% to £117.3m
- Further significant improvement in credit quality
- Profitable from June, with a profit of £3.3m in the second half of 2007
- Achieved target of trading at around break even for the year with a full year loss of only £0.9m compared to a loss of £18.3m in 2006

Group

- Profit before tax from continuing operations of £115.2m, representing profit growth of 16.8%*
- Strong funding and liquidity positions to support continued high quality growth and strategic development

* Stated after adjusting for the one-off £5.5m benefit from changes to pension scheme members' commutation rights in 2006 relating to continuing operations

Peter Crook, Chief Executive of Provident Financial, commented:
"I am very pleased with the group's full year performance. During the year we have invested in further enhancements to

marketing, credit management and the talent base, which are now driving high quality growth in both customer numbers and profit.

The strength of the group's funding and liquidity positions underpin the group's medium-term organic growth plans, as it pursues its strategy of addressing the broader UK non-standard lending market of some 10 million consumers.

Current market conditions are favourable for us, as mainstream lenders continue to tighten their lending criteria.

The group has made a strong start to 2008."

Enquiries:	**Today**	**Thereafter**
Media		
David Stevenson, Provident Financial	020 7404 5959	01274 731111
Nigel Prideaux, Brunswick	020 7404 5959	020 7404 5959
Investor Relations		
Stuart Caldwell, Provident Financial	020 7404 5959	01274 731111

Chairman's statement

2007 has been a year of significant change at Provident Financial, with the sale of the insurance business in June followed by the demerger of the international business as a separately listed company in July.

Provident Financial's strategy is now clearly focussed on addressing the ten million people in the UK who make up the non-standard credit market. With almost two million satisfied customers served through a network of over 300 branches, modern call centres and internet sites, the group already has the largest non-standard customer base in the UK from which to build. The non-standard population is growing, as mainstream lenders retrench to the prime markets in the face of mounting impairment and, more recently, pressures on liquidity. Consequently, the non-standard market is likely to be the domain of specialists such as Provident Financial.

Home credit has produced excellent results in 2007. After two years of investment in new sales channels and credit management, the business is now delivering consistently high quality growth. Customer numbers finished the year up 5.3% at a record 1.65 million and impairment was down, a combination that has restored underlying profit growth and produced a profit before tax of £123.5m.

Vanquis Bank, the group's fast-growing credit card operation, grew average customer receivables by 51.7% in 2007 and continued to experience an improving impairment trend. The business moved into profit in June, and produced a profit of £3.3m in the second half, resulting in a loss of just £0.9m for the year in line with the guidance set at the start of 2007. This confirms its status as an important participant in the UK non-standard credit card market and as an important contributor to the group's

future profits. In the medium-term, Vanquis Bank is expected to develop a portfolio of 500,000 customers and £300m of receivables, generating a post-tax return on equity of around 30%.

Real Personal Finance is an unsecured direct-repayment loan product, underwritten face-to-face in the customer's home and collected by monthly direct debit, and is a natural extension of home credit. This offer is well suited to the significant number of satisfied customers who migrate from home credit each year because their circumstances have improved, as well as the broader non-standard consumer market. The pilot is progressing well and a decision on the pace of national roll-out will be made later in 2008.

Customers addressed by the group's businesses continue to experience pressures on their disposable incomes from rising food, fuel and utility bills and, therefore, tight credit management remains a main priority for 2008. At present, the group's customer base shows no evidence of distress from unemployment. Even in the event of a more severe downturn, we believe that the group's businesses would prove resilient. The short-term, low value loans made by the home credit business and its national network of 11,600 agents, who make some 80 million visits to customers' homes during the course of a year, mean that Provident Financial is uniquely placed to respond faster than other lenders to signs of strain on the way into a downturn and in resuming profitable lending during a recovery. Similarly, from the point of issue through to collection, Vanquis Bank maintains a significantly more intensive call centre-based relationship with its customers than other card issuers.

Alongside Peter Crook and Andrew Fisher, Chris Gillespie joined the executive management team during the year to head up the Consumer Credit Division and Michael Lenora joined to head up Vanquis Bank. Chris and Michael each bring over 20 years of experience in the industry and have made important new appointments to strengthen their divisional management teams, positioning both businesses well for future growth.

The board is confident that the robust operating platform established by the management team, together with tight credit disciplines and the group's strong funding and liquidity positions, will see the delivery of further high quality growth in 2008.

John van Kuffeler
Chairman
4 March 2008

Financial results

Group

Profit before tax for the year from continuing operations increased by £11.1m to £115.2m (2006: £104.1m). After taking account of the impact of a one-off pension credit of £5.5m in 2006, this represents an increase in underlying profit before tax of 16.8%.

The sale of the insurance business resulted in a net pre-tax profit of £69.3m and the group incurred pre-tax exceptional costs of £32.2m during 2007 (2006: £11.1m) relating to the demerger of the international business. Profit after tax from discontinued operations totalled £57.7m (2006: £51.6m).

The group's profit for the year attributable to equity shareholders was £138.4m (2006: £124.9m).

Consumer Credit Division

The rate of home credit customer number growth accelerated strongly during the second half of 2007, with year end customers at a record level of 1.65 million, some 5.3% higher than at the end of 2006. Of the 525,000 new customers booked during the year, approximately 185,000 came from non-agent channels, illustrating the success of our strategy of broadening our range of recruitment channels.

Revenue grew by a slightly slower rate, up 2.4% to £590.5m (2006: £576.7m) as a greater proportion of new customers were added in the second half of the year. However, average customer receivables increased strongly by 6.2% to £638.8m (2006: £601.3m).

Emphasis has been placed on maintaining the overall quality of the receivables book. This has been achieved by both the use of revised credit scoring systems for all new customer applications, which has resulted in approximately one third of new customer applications being declined, and in tight management of arrears. This emphasis on quality growth led to the overall impairment charge falling by 2.0%, despite a growing receivables book. Impairment expressed as a percentage of revenue in 2007 fell markedly from 31.0% to 29.7%. In an environment where there is continued pressure on our customers' disposable incomes, particularly from rising food, fuel and utility bills, this improvement demonstrates clearly the effectiveness of our enhanced credit management.

Underlying operating costs, after excluding the one-off pension credit of £5.5m in 2006, increased by 4.6% to £256.7m (2006: £245.5m), which included a further increase in the level of marketing expenditure incurred to support future growth.

The market test of a direct repayment loan product, trading under the brand Real Personal Finance, has progressed well during 2007. The test was expanded from 2 to 20 locations in November 2007 and is currently operating in 33 locations. This business operates a separate sales force, but is otherwise fully integrated into the existing home credit branch infrastructure. Accordingly,

it is not expected to incur a material level of start-up costs. A decision on the pace and scale of the national roll-out of Real Personal Finance will be taken during the third quarter of 2008.

Overall, underlying profit before tax from the Consumer Credit Division grew by 1.2% to £123.5m (2006: £122.0m), reversing the trend of declining profitability seen in recent years.

Vanquis Bank

Vanquis Bank ended the year with 316,000 customers (2006: 251,000), an increase of 25.9% in the year. Response rates from direct marketing campaigns and the level of internet applications increased during the second half of the year and the business has benefited from a number of mainstream credit card providers pulling back from the non-standard market.

Total revenue grew by 85.7% to £63.5m (2006: £34.2m) due to a combination of the increase in customer numbers, the re-pricing of assets undertaken at the end of 2006, and the impact of our "low and grow" strategy upon average customer balances, which grew by 11.4% to £490 (2006: £440). Average customer receivables grew by 51.7% to £117.3m (2006: £77.3m).

The group has continued the development of underwriting criteria and tougher scoring of both new customer applications and increases to existing customers' credit lines, with over 70% of new customer applications being declined. In addition, there has been a heavy focus on arrears management. The overall result is a further improvement in the quality of the receivables book, with impairment as a percentage of revenue falling sharply from 56.7% to 39.7%, which is now close to the planned ongoing rate of impairment.

Total costs increased by just 10.7%, significantly lower than the growth in net revenue, as the business benefited from the further increase in scale. To accommodate future growth, Vanquis Bank will significantly expand its call centre facilities and will also upgrade its IT capability, which will result in the cost base increasing at a faster rate in 2008.

Vanquis Bank moved into profitability in June and made a profit of £3.3m in the second half of 2007. For the year as a whole, it reported a small operating loss before tax of £0.9m (2006: £18.3m loss). The business is now well positioned to move forward strongly in 2008 towards its medium-term targets of achieving a portfolio of around 500,000 customers and net receivables of £300m, earning a post-tax return on equity of 30%.

Yes Car Credit

The collect-out of the Yes Car Credit receivables book continues to progress in line with expectations with total collections in the year amounting to £83.8m. The receivables book at the end of 2007 was £33.3m compared with £108.6m at the end of 2006. The business incurred a loss before tax in the year of £2.9m (2006: £1.5m loss). A similar loss is expected in 2008 and 2009 and full collect-out of the receivables book and the closure of the collections operation is expected towards the end of 2009.

Central costs

Central costs for the full year amounted to £6.5m, up from £6.0m in 2006. However, central costs in the second half of 2007 were £2.0m, down by £2.5m on the first half, as a result of the streamlining which followed the demerger. Central interest receivable of £2.0m (2006: £2.4m) was slightly reduced on 2006 and primarily represents the interest receivable on the group's surplus capital of approximately £75m.

Discontinued operations

Following the sale of the insurance business on 15 June 2007 and the demerger of the international business on 16 July 2007, these two businesses have been classified as discontinued operations on the face of the group's consolidated income statement. Prior year comparatives have been restated accordingly. There is no impact on the prior year financial statements other than a change in the presentation of the results and cash flows of these businesses to discontinued operations.

Taxation

The effective tax rate for the year from continuing operations was 29.9% (2006: 29.6%), close to the UK corporation tax rate. The future tax rate is expected to be broadly in line with the UK corporation tax rate which reduces to 28% in April 2008.

Dividends

At the time of the demerger, the directors of both Provident Financial and International Personal Finance plc stated their intention, in the absence of unforeseen circumstances, to pay an aggregate level of dividends per share in respect of 2007 that is equivalent to the amount of 36.50 pence paid in respect of 2006. The board of Provident Financial is recommending a final dividend of 38.10 pence per share, making a total dividend for the year of 63.50 pence which is equivalent to 31.75 pence after taking account of the one for two share consolidation undertaken in July. At the time of the demerger it was expected that International Personal Finance plc would recommend a total dividend for 2007 of 4.75 pence per share.

Balance sheet and capital

Amounts receivable from customers of our continuing operations increased by £23.7m to £925.4m (2006: £901.7m) reflecting strong growth from both the Consumer Credit Division and Vanquis Bank, offset by continued good progress in the collect-out of the outstanding Yes Car Credit book.

The group's funding position remains strong. Borrowings ended 2007 at £633.7m, with gearing expressed as the ratio of borrowings to shareholders' equity, after excluding the net pension asset, at 2.7 times, compared with our relevant borrowing covenant of 6.0 times. This results in headroom available on the group's current committed borrowing facilities of some £435m, which is expected to provide ample liquidity to support the group's organic growth plans until March 2010, when the £270.7m 3-year element of the bank syndication, completed in March 2007 ahead of the demerger, matures.

Year end shareholders' equity stood at £295.9m (2006: £354.0m) representing 21.8% of customer receivables (2006: 17.0%). Relative to our target ratio of 15%, and after taking into account operational seasonality and the timing of dividend payments, this implies surplus capital of some £75m, which has been retained by the group in the near term to fund growth opportunities and provide a sensible degree of strategic flexibility.

The group's year end capital adequacy ratio was 480% of the minimum Pillar I requirement and was well in excess of the interim capital guidance set by the Financial Services Authority under the new Basel II regime.

Consolidated income statement for the year ended 31 December 2007

	Notes	2007 £m	2006 £m
Continuing operations			
Revenue	2	669.2	654.6
Finance costs		(42.1)	(41.2)
Operating costs		(342.4)	(356.0)
Administrative expenses		(169.5)	(153.3)
Total costs		(554.0)	(550.5)
Profit before taxation	2	115.2	104.1
Tax charge	3	(34.5)	(30.8)
Profit after taxation for the year from continuing operations		80.7	73.3
Discontinued operations			
Profit after taxation for the year from discontinued operations	4	57.7	51.6
Profit for the year attributable to equity shareholders	9	138.4	124.9

	Notes	2007	2006
Earnings per share from continuing operations			
Basic	5	40.86p	28.76p
Diluted	5	40.49p	28.66p
Earnings per share attributable to equity shareholders			
Basic	5	70.08p	49.00p
Diluted	5	69.44p	48.83p
Dividends per share			
Proposed final dividend	6	38.10p	22.02p
Total dividend in respect of the year	6	63.50p	36.50p
Paid in the year*	6	47.42p	35.85p

* The total cost of dividends paid in the year was £89.4m (2006: £91.4m)

Consolidated statement of recognised income and expense for the year ended 31 December 2007

	Notes	2007 £m	2006 £m

Profit for the year attributable to equity shareholders	9	138.4	124.9
Exchange losses on foreign currency translations		-	(0.2)
Cash flow hedges:			
- net fair value gains		1.7	0.2
- recycled and reported in profit for the year		2.8	-
Actuarial gains/(losses) on retirement benefit asset	8	46.3	(0.3)
Tax charge on items taken directly to equity	3	(15.2)	(0.1)
Impact of change in UK tax rate	3	0.8	-
Net income/(expense) recognised directly in equity	9	36.4	(0.4)
Total recognised income for the year attributable to equity shareholders	9	174.8	124.5

Consolidated balance sheet as at 31 December 2007

	Notes	2007 £m	2006 £m
ASSETS			
Non-current assets			
Goodwill		3.1	3.1
Other intangible assets		12.6	30.0
Property, plant and equipment		28.7	58.7
Financial assets:			
- amounts receivable from customers	7	71.8	129.5
- derivative financial instruments		-	2.4
Retirement benefit asset	8	61.5	8.9
		177.7	232.6
Current assets			
Financial assets:			
- amounts receivable from customers	7	853.6	1,103.2
- derivative financial instruments		0.7	0.3
- cash and cash equivalents		23.4	438.8
Trade and other receivables		19.9	30.6
Insurance assets		-	56.2
Current tax assets		-	8.1
Deferred tax assets		11.4	42.9
		909.0	1,680.1
Total assets		1,086.7	1,912.7

LIABILITIES
Current liabilities

	Notes		
Financial liabilities:			
- bank and other borrowings		(41.0)	(87.4)
- derivative financial instruments		(12.5)	(2.1)
Trade and other payables		(70.1)	(114.1)
Insurance accruals and deferred income		-	(328.3)
Current tax liabilities		(29.9)	(37.3)
Provisions		(0.8)	(1.8)
		(154.3)	(571.0)
Non-current liabilities			
Financial liabilities:			
- bank and other borrowings		(592.7)	(933.6)
- derivative financial instruments		(24.3)	(42.0)
Provisions		(2.0)	-
Deferred tax liabilities		(17.5)	(12.1)
		(636.5)	(987.7)
Total liabilities		(790.8)	(1,558.7)
NET ASSETS	2	295.9	354.0
SHAREHOLDERS' EQUITY			
Called-up share capital	9	27.2	26.5
Share premium account	9	132.7	110.8
Other reserves	9	0.1	5.7
Retained earnings	9	135.9	211.0
TOTAL EQUITY	9	295.9	354.0

Consolidated cash flow statement for the year ended 31 December 2007

	Notes	2007 £m	2006 £m
Cash flows from continuing operations			
Cash generated from operations		141.9	57.6
Finance costs paid		(42.3)	(38.2)
Tax (paid)/received		(15.2)	2.3
Net cash generated from continuing operating activities		84.4	21.7
Net cash (used in)/generated from discontinued operating activities	4	(49.1)	22.0
Net cash generated from operating activities		35.3	43.7
Cash flows from investing activities in continuing operations			
Purchases of property, plant and equipment		(10.1)	(15.4)

Proceeds from sale of property, plant and equipment		1.7	1.1
Purchases of intangible assets		(3.0)	(5.9)
Net cash used in investing activities in continuing operations		(11.4)	(20.2)
Net cash used in investing activities in discontinued operations	4	(242.0)	(14.5)
Net cash used in investing activities		(253.4)	(34.7)
Cash flows from financing activities in continuing operations			
Proceeds from borrowings		332.0	172.0
Repayment of borrowings		(332.7)	(112.6)
Dividends paid to company shareholders	6	(89.4)	(91.4)
Proceeds from issue of share capital		22.6	3.1
Purchases of own shares	9	(6.5)	-
Proceeds from vesting of shares	9	2.1	2.3
Net cash used in financing activities in continuing operations		(71.9)	(26.6)
Net cash (used in)/generated from financing activities in discontinued operations	4	(126.9)	4.6
Net cash used in financing activities		(198.8)	(22.0)
Net increase/(decrease) in cash and cash equivalents in continuing operations		1.1	(25.1)
Net (decrease)/increase in cash and cash equivalents in discontinued operations	4	(418.0)	12.1
Net decrease in cash and cash equivalents		(416.9)	(13.0)
Cash and cash equivalents at beginning of year		431.6	444.4
Exchange (losses)/gains on cash and cash equivalents – discontinued operations		(0.1)	0.2
Cash and cash equivalents at end of year		14.6	431.6
Cash and cash equivalents at end of year comprise:			
Cash at bank and in hand		23.4	61.9
Short-term deposits		-	376.9
Cash and cash equivalents		23.4	438.8
Overdrafts (held in bank and other borrowings)		(8.8)	(7.2)
Total cash and cash equivalents		14.6	431.6

Reconciliation of profit after taxation from continuing operations to cash generated from continuing operations

	2007	2006
	£m	£m

Profit after taxation from continuing operations	80.7	73.3
Adjusted for:		
Tax charge	34.5	30.8
Finance costs	42.1	41.2
Share-based payment charge/(credit)	1.6	(1.6)
Retirement benefit charge/(credit) (note 8)	0.4	(4.6)
Amortisation of intangible assets	0.5	2.2
Depreciation of property, plant and equipment	5.6	4.9
Profit on disposal of property, plant and equipment	(0.1)	-
Changes in operating assets and liabilities:		
Inventories	-	7.4
Amounts receivable from customers	(23.7)	43.5
Trade and other receivables	(2.1)	2.8
Trade and other payables	4.5	(28.0)
Retirement benefit asset	(3.6)	(91.5)
Derivative financial instruments	0.5	0.1
Provisions	1.0	(22.9)
Cash generated from continuing operations	141.9	57.6

Notes to the preliminary announcement

1. Basis of preparation

The preliminary announcement has been prepared in accordance with the Listing Rules of the Financial Services Authority and is based on the 2007 financial statements which have been prepared under International Financial Reporting Standards (IFRS) as adopted by the European Union and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The preliminary announcement does not constitute the statutory financial statements of the group within the meaning of Section 240 of the Companies Act 1985. The statutory financial statements for the year ended 31 December 2006 have been filed with the Registrar of Companies. The auditors have reported on those financial statements and on the statutory financial statements for the year ended 31 December 2007, which will be filed with the Registrar of Companies following the annual general meeting. Both the audit reports were unqualified and did not contain any statement under sections 237 (2) or (3) of the Companies Act 1985.

The preliminary announcement has been agreed with the company's auditors for release.

2. Segment information

Profit/(loss) before

	Revenue 2007 £m	Revenue 2006 £m	taxation 2007 £m	taxation 2006 £m
Continuing operations				
Consumer Credit Division	590.5	576.7	123.5	127.5
Vanquis Bank	63.5	34.2	(0.9)	(18.3)
Yes Car Credit	15.2	43.7	(2.9)	(1.5)
	669.2	654.6	119.7	107.7
Central - costs	-	-	(6.5)	(6.0)
- interest receivable	-	-	2.0	2.4
Total central	-	-	(4.5)	(3.6)
Total continuing operations	669.2	654.6	115.2	104.1

All of the above activities relate to continuing operations as defined in IFRS 5 'Non-current Assets for Sale and Discontinued Operations'. Consistent with the treatment in prior years, the Yes Car Credit operation has been classified as part of continuing operations on the basis that revenue and impairment will continue to be generated from the loan book until it has been fully collected-out.

Revenue between business segments is not material. All of the group's operations now operate in the UK and Republic of Ireland. A geographic analysis of revenue and profit before taxation of the international business up until demerger is provided in note 4.

	Net assets/(liabilities) 2007 £m	Net assets/(liabilities) 2006 £m
Continuing operations		
Consumer Credit Division*	209.6	176.0
Vanquis Bank	28.6	32.0
Yes Car Credit	(41.9)	(37.4)
Central*	99.6	19.9
Total continuing operations	295.9	190.5
Discontinued operations		
International*	-	82.2
Insurance	-	81.3
Total discontinued operations	-	163.5
Total group	295.9	354.0

* During 2007, the allocation of group net assets has been amended to (i) reallocate certain centrally held tax provisions to the international business in line with the arrangements in place on demerger and (ii) adjust the statutory net assets of the Consumer

Credit Division to reflect a borrowings to receivables ratio of 80% consistent with the treatment adopted for charging interest to the income statement. Prior year comparatives have been restated on a comparable basis which has resulted in net assets of the international business as at 31 December 2006 reducing by £7.0m, net assets of the Consumer Credit Division as at 31 December 2006 reducing by £180.3m and net assets of central activities as at 31 December 2006 increasing by £187.3m.

3. Tax charge

The tax charge/(credit) to the income statement is as follows:

	2007 £m	2006 £m
Continuing operations		
Current tax	30.6	(2.6)
Deferred tax	3.6	33.4
Impact of change in UK tax rate	0.3	-
Total tax charge for continuing operations	34.5	30.8
Discontinued operations		
Current tax	8.1	24.4
Deferred tax	2.2	0.1
Total tax charge for discontinued operations	10.3	24.5
Total tax charge	44.8	55.3

The tax charge in relation to discontinued operations includes a tax credit of £0.9m (2006: £1.1m) in respect of demerger costs and a tax charge of £1.9m (2006: £nil) in respect of the profit on disposal of the insurance business (see note 4).

During the year, as a result of the change in UK corporation tax rates which will be effective from 1 April 2008, deferred tax balances have been remeasured. Deferred tax relating to temporary differences which are expected to reverse prior to 1 April 2008 is measured at a tax rate of 30% and deferred tax relating to temporary differences expected to reverse after 1 April 2008 is measured at a tax rate of 28%, as these are the tax rates which will apply on reversal. The tax charge of £0.3m in 2007 represents the income statement adjustment to deferred tax as a result of this change. An additional deferred tax credit of £0.8m has been taken directly to equity, reflecting the impact of the change in UK tax rates on items previously reflected directly in equity.

The tax charge/(credit) on items taken directly to equity is as follows:

	2007 £m	2006 £m
Current tax charge on net fair value gains – cash flow hedges	1.3	0.2
Deferred tax charge/(credit) on actuarial gains/(losses) on retirement benefit asset	13.9	(0.1)

	2007 £m	2006 £m
	15.2	0.1
Impact of change in UK tax rate	(0.8)	-
Total tax charge on items taken directly to equity	14.4	0.1

The rate of tax charge on the profit before taxation from continuing operations for the year is lower than (2006: lower than) the standard rate of corporation tax in the UK (30%). The differences are explained as follows:

	2007 £m	2006 £m
Profit before taxation from continuing operations	115.2	104.1
Profit before taxation from continuing operations multiplied by the standard rate of corporation tax in the UK of 30% (2006: 30%)	34.6	31.2
Effects of:		
Adjustment in respect of prior years	(0.5)	(4.0)
Expenses not deductible for tax purposes	0.1	0.2
Change in UK tax rate	0.3	-
Overseas taxable dividends	-	3.4
Total tax charge for continuing operations	34.5	30.8

4. Discontinued operations

The demerger of the companies forming the international business was completed on 16 July 2007 and the disposal of the companies forming the insurance business was completed on 15 June 2007. Accordingly, these businesses have been presented as discontinued operations in accordance with IFRS 5. There is no impact on the prior year financial statements other than a change in the presentation of the results and cash flows of these businesses to discontinued operations. There is no impact on the prior year balance sheet.

The profit after taxation attributable to discontinued operations can be analysed as follows:

	2007 £m	2006 £m
Profit after taxation for the year from the trading activities of the international business	13.4	31.2
Demerger costs, net of tax credit	(31.3)	(10.0)
	(17.9)	21.2
Profit after taxation for the year from the trading activities of the insurance business	8.2	30.4
Profit after taxation on disposal of the insurance business	67.4	-
	75.6	30.4
Profit after taxation for the year from discontinued operations	57.7	51.6

The profit after taxation for the year from the trading activities of the international business can be analysed as follows:

	2007* £m	2006 £m
Revenue	207.4	365.3
Finance income	3.8	7.2
Total income	211.2	372.5
Finance costs	(16.1)	(28.6)
Operating costs	(74.6)	(161.3)
Administrative expenses	(101.4)	(136.4)
Total costs	(192.1)	(326.3)
Profit before taxation for the year from trading activities	19.1	46.2
Tax charge	(5.7)	(15.0)
Profit after taxation for the year from trading activities	13.4	31.2

* Represents six and a half months trading under the group's ownership up until 16 July 2007.

The revenue and profit before taxation for the year from the trading activities of the international business can be further analysed into the following geographical segments:

	Revenue		Profit/(loss) before taxation	
	2007 £m	2006 £m	2007 £m	2006 £m
Central Europe	187.1	338.6	34.5	65.7
Mexico	18.7	26.4	(7.7)	(9.7)
Romania	1.6	0.3	(2.0)	(2.4)
UK and Republic of Ireland	-	-	(5.7)	(7.4)
Total	207.4	365.3	19.1	46.2

The net assets of the international business on demerger were £165.9m. As the divestment was accounted for as a demerger in the form of a dividend in specie, there was no gain or loss recognised in the income statement. There was no tax charge/credit arising as a result of the demerger.

Demerger costs of £32.2m (2006: £11.1m) comprise costs incurred in connection with the demerger of the international business. The costs comprise £7.2m (2006: £1.1m) of advisors fees, £6.1m (2006: £5.3m) of accounting and legal fees, £6.3m (2006: £nil) of share-based payment costs (see note 9), £4.5m (2006: £nil) of bonus costs, £2.2m (2006: £3.2m) of IT separation costs, £1.4m (2006: £nil) of impairment costs in respect of intangible assets, £0.1m (2006: £1.0m) of costs incurred in establishing IPF's headquarters and £4.4m (2006: £0.5m) of other costs. A tax credit of £0.9m arose in respect of demerger

costs (2006: £1.1m).

The profit after taxation for the year from the trading activities of the insurance business can be analysed as follows:

	2007* £m	2006 £m
Revenue	61.8	160.9
Finance income	7.4	18.1
Total income	69.2	179.0
Operating costs	(49.0)	(120.1)
Administrative expenses	(8.4)	(17.9)
Total costs	(57.4)	(138.0)
Profit before taxation for the year from trading activities	11.8	41.0
Tax charge	(3.6)	(10.6)
Profit after taxation for the year from trading activities	8.2	30.4

* Represents five and a half months trading under the group's ownership up until 15 June 2007.

Included within operating costs is a credit of £13.9m (2006: £42.7m) in respect of the release of provisions for prior year claims.

All of the above insurance activities relate to activities in the UK and Republic of Ireland.

The profit after taxation on disposal of the insurance business can be analysed as follows:

	£m
Sales proceeds	170.5
Termination of interest rate swaps	(6.9)
Section 75 pension contribution (note 8)	(3.4)
Disposal costs	(8.1)
Tax recovered from purchaser	2.0
Net cash consideration	154.1
Retirement benefit curtailment credit (note 8)	2.9
Share-based payment charge (note 9)	(0.6)
Increase in retirement benefit asset following Section 75 pension contribution (note 8)	3.4
Net assets on disposal	(90.5)
Profit before taxation on disposal of the insurance business	69.3
Tax charge	(1.9)
Profit after taxation on disposal of the insurance business	67.4

The interest rate swaps were held to hedge the interest rate risk on the investment funds held by the insurance business. These swaps were terminated on disposal at a cost of £6.9m.

The Section 75 pension contribution represents a reduction in consideration for the payment of £3.4m of pension contributions into the group's defined benefit pension schemes by the insurance business following disposal. The group's retirement benefit asset has increased by a corresponding amount (see note 8).

Disposal costs of £8.1m comprise professional fees and the cost of bonuses for the senior management team of the insurance business.

The tax recovered from the purchaser of £2.0m represents an adjustment to the consideration to reflect tax relief obtained by the purchaser.

The retirement benefit curtailment credit of £2.9m arises as a result of the reduction in the group's projected defined benefit obligation following the insurance business employees ceasing to be active members of the group's pension schemes (see note 8).

A deferred tax liability of £1.9m has been recognised on the pension curtailment credit and the Section 75 pension contribution.

The share-based payment charge of £0.6m represents the crystallisation of the share options of the insurance business management team as a result of the disposal (see note 9).

No tax liability arises on the disposal of the insurance business due to the availability of the Substantial Shareholdings Exemption.

The cashflows from discontinued operations were as follows:

	International business		Insurance business		Total	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
(Loss)/profit after taxation from discontinued operations	(17.9)	21.2	75.6	30.4	57.7	51.6
Adjusted for:						
Tax charge	4.8	13.9	5.5	10.6	10.3	24.5
Finance costs	16.1	28.6	-	-	16.1	28.6
Finance income	(3.8)	(7.2)	(7.4)	(18.1)	(11.2)	(25.3)
Share-based payment charge/(credit)	6.6	(0.4)	-	0.1	6.6	(0.3)
Cash settlement of share-based payments (note 9)	(3.8)	-	-	-	(3.8)	-
Retirement benefit (credit)/charge (note 8)	-	(0.2)	0.1	(0.7)	0.1	(0.9)
Amortisation of intangible assets	1.6	-	8.6	22.2	10.2	22.2
Depreciation of property, plant and equipment	4.3	7.2	0.3	0.5	4.6	7.7
Impairment of intangible assets	1.4	-	-	-	1.4	-
Profit on disposal of property, plant and equipment	(0.4)	(0.1)	-	-	(0.4)	(0.1)
Profit on disposal of insurance business	-	-	(69.3)	-	(69.3)	-
Changes in operating assets and liabilities:						
Amounts receivable from customers	(24.3)	(7.0)	-	-	(24.3)	(7.0)
Trade and other receivables	(3.9)	(0.5)	(0.2)	(1.2)	(4.1)	(1.7)
Insurance assets	-	-	(23.4)	(11.7)	(23.4)	(11.7)
Trade and other payables	7.3	15.3	1.0	(1.3)	8.3	14.0
Insurance accruals and deferred income	-	-	(6.8)	(30.9)	(6.8)	(30.9)
Retirement benefit asset	(0.1)	(6.1)	(0.3)	(11.7)	(0.4)	(17.8)
Derivative financial instruments	(1.0)	(0.8)	-	-	(1.0)	(0.8)
Cash (used in)/generated from discontinued operations	(13.1)	63.9	(16.3)	(11.8)	(29.4)	52.1
Finance costs paid	(17.7)	(28.8)	-	-	(17.7)	(28.8)
Finance income received	6.1	7.2	7.1	18.7	13.2	25.9

Tax paid	(13.1)	(18.2)	(2.1)	(9.0)	(15.2)	(27.2)
Net cash (used in)/generated from discontinued operating activities	(37.8)	24.1	(11.3)	(2.1)	(49.1)	22.0
Purchases of property, plant and equipment	(9.9)	(17.4)	(0.7)	(0.5)	(10.6)	(17.9)
Proceeds from disposal of property, plant and equipment	2.2	3.5	0.4	-	2.6	3.5
Purchases of intangible assets	-	-	(0.3)	(0.1)	(0.3)	(0.1)
Proceeds from disposal of insurance business, net of cash and cash equivalents disposed of*	-	-	(189.0)	-	(189.0)	-
Net cash demerged with international business	(44.7)	-	-	-	(44.7)	-
Net cash used in investing activities in discontinued operations	(52.4)	(13.9)	(189.6)	(0.6)	(242.0)	(14.5)
Proceeds from borrowings	54.8	53.7	-	-	54.8	53.7
Repayment of borrowings	(181.7)	(49.1)	-	-	(181.7)	(49.1)
Net cash (used in)/generated from financing activities in discontinued operations	(126.9)	4.6	-	-	(126.9)	4.6
Net (decrease)/increase in cash and cash equivalents in discontinued operations	(217.1)	14.8	(200.9)	(2.7)	(418.0)	12.1

* The proceeds from disposal of the insurance business, net of cash and cash equivalents disposed of, comprises net cash consideration received of £154.1m (2006: £nil) less cash and cash equivalents of £343.1m (2006: £nil).

5. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding own shares held, which are treated, for this purpose, as being cancelled.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. For share options and awards, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options and awards. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and awards.

Reconciliations of basic and diluted EPS for continuing operations, the total group and discontinued operations are set out below:

	2007 Earnings £m	2007 Weighted average number of shares m	2007 Per share amount pence	2006 Earnings £m	2006 Weighted average number of shares m	2006 Per share amount pence
EPS from continuing operations						
Shares in issue during the year		197.9			255.6	
Own shares held		(0.4)			(0.7)	
Basic EPS from continuing operations	80.7	197.5	40.86	73.3	254.9	28.76
Dilutive effect of share options and awards	-	1.8	(0.37)	-	0.9	(0.10)
Diluted EPS from continuing operations	80.7	199.3	40.49	73.3	255.8	28.66
EPS attributable to equity shareholders						
Shares in issue during the year		197.9			255.6	
Own shares held		(0.4)			(0.7)	
Basic EPS attributable to equity shareholders	138.4	197.5	70.08	124.9	254.9	49.00
Dilutive effect of share options and						

awards	-	1.8	(0.64)	-	0.9	(0.17)
Diluted EPS attributable to equity shareholders	138.4	199.3	69.44	124.9	255.8	48.83
EPS from discontinued operations						
Shares in issue during the year		197.9			255.6	
Own shares held		(0.4)			(0.7)	
Basic EPS from discontinued operations	57.7	197.5	29.22	51.6	254.9	20.24
Dilutive effect of share options and awards	-	1.8	(0.27)	-	0.9	(0.07)
Diluted EPS from discontinued operations	57.7	199.3	28.95	51.6	255.8	20.17

The demerger of the international business on 16 July 2007 was effected by a dividend in specie of the company's shareholding in the international business followed by a one for two consolidation of the shares of Provident Financial plc. In accordance with IAS 33 'Earnings per Share', the weighted average number of shares outstanding in 2007 has been adjusted for the reduction in the number of ordinary shares from the date the dividend in specie was recognised. Accordingly, no adjustment has been made to the opening number of shares in 2007 or the prior year comparatives used in the above calculations. As a result of this requirement, and the consequent impact on EPS from continuing operations, the directors have elected to show an adjusted EPS from continuing operations after restating the weighted average number of shares in issue in both 2006 and 2007 to take account of the one for two share consolidation as though it had occurred on 1 January 2006. In addition, in order to show the EPS generated by the group's underlying operations, the directors have elected to restate central costs from £6.5m to £4.0m in 2007 and from £6.0m to £4.0m in 2006 to reflect the actual cost of running the central corporate function following demerger. A reconciliation of basic and diluted EPS from continuing operations to adjusted basic and diluted EPS from continuing operations is as follows:

	2007 Earnings £m	2007 Weighted average number of shares m	2007 Per share amount pence	2006 Earnings £m	2006 Weighted average number of shares m	2006 Per share amount pence
Basic EPS from continuing operations	80.7	197.5	40.86	73.3	254.9	28.76
Share consolidation adjustment	-	(67.6)	21.26	-	(127.3)	28.69
Central costs adjustment, net of tax at 30%	1.8	-	1.39	1.4	-	1.09

Adjusted basic EPS from continuing operations	82.5	129.9	63.51	74.7	127.6	58.54
Diluted EPS from continuing operations	80.7	199.3	40.49	73.3	255.8	28.66
Share consolidation adjustment	-	(67.6)	20.79	-	(127.3)	28.38
Central costs adjustment, net of tax at 30%	1.8	-	1.36	1.4	-	1.09
Adjusted diluted EPS from continuing operations	82.5	131.7	62.64	74.7	128.5	58.13

6. Dividends

	Pence per share	2007 £m	2006 £m
2005 final	- 21.37p	-	54.4
2006 interim	- 14.48p	-	37.0
2006 final	- 22.02p	56.4	-
2007 interim	- 25.40p	33.0	-
Dividends paid		89.4	91.4

The 2007 interim dividend of 25.40p per share was based on the number of shares in issue following the one for two share consolidation which took place on 16 July 2007 in conjunction with the demerger of the international business. The dividend per share amounts in respect of 2005 and 2006 were based on the shares in issue prior to the share consolidation.

The directors are recommending a final dividend in respect of the financial year ended 31 December 2007 of 38.10p per share which will amount to a dividend payment of £50.0m. If approved by the shareholders at the annual general meeting on 8 May 2008, this dividend will be paid on 20 June 2008 to shareholders who are on the register of members at 16 May 2008. This dividend is not reflected in the balance sheet as at 31 December 2007 as it is subject to shareholder approval.

7. Amounts receivable from customers

	2007 £m	2006 £m
Continuing operations		
Consumer Credit Division	749.0	695.6
Vanquis Bank	143.1	97.5
Yes Car Credit	33.3	108.6
Total continuing operations	925.4	901.7
Discontinued operations		
International	-	331.0
Total group	925.4	1,232.7
Analysed as:		
- due within one year	853.6	1,103.2
- due in more than one year	71.8	129.5
	925.4	1,232.7

Of the amounts receivable from customers due within one year, £853.6m (2006: £790.8m) relates to continuing operations and £nil (2006: £312.4m) relates to discontinued operations. Of the amounts receivable from customers due in more than one year, £71.8m (2006: £110.9m) relates to continuing operations and £nil (2006: £18.6m) relates to discontinued operations.

The impairment charge in respect of amounts receivable from customers reflected within operating costs can be analysed as follows:

	2007 £m	2006 £m
Continuing operations		
Consumer Credit Division	175.3	178.8
Vanquis Bank	25.2	19.4
Yes Car Credit	6.7	22.6
Total continuing operations	207.2	220.8
Discontinued operations		
International*	46.0	103.1
Total group	253.2	323.9

* The 2007 impairment charge for the international business represents the impairment charge for the six and a half months trading under the group's ownership up until 16 July 2007.

8. Retirement benefit asset

The group and company operate a number of UK-based pension schemes. The two major defined benefit schemes are the Provident Financial Senior Pension Scheme ('the senior pension scheme') and the Provident Financial Staff Pension Scheme ('the staff pension scheme'). The schemes cover 72% of employees with company-provided pension arrangements and are of the funded, defined benefit type providing retirement benefits based on final salary. Following a full group review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The most recent actuarial valuations of scheme assets and the present value of the defined benefit obligation were carried out as at 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 'Employee Benefits' has been based on the results of these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at the balance sheet date. Scheme assets are stated at fair value as at the balance sheet date.

The net retirement benefit asset recognised in the balance sheet of the group is as follows:

	2007 £m	2006 £m
Equities	249.5	254.5
Bonds	22.6	22.1
Fixed interest gilts	34.8	1.1
Index-linked gilts	53.8	20.7
Cash and money market funds	105.0	169.5
Total fair value of scheme assets	465.7	467.9
Present value of funded defined benefit obligations	(404.2)	(459.0)
Net retirement benefit asset recognised in the balance sheet	61.5	8.9

The amounts recognised in the income statement are as follows:

	2007 £m	2006 £m
Current service cost	(6.7)	(7.6)
Interest cost	(22.6)	(21.0)
Expected return on scheme assets	28.8	27.5
Net charge before past service and curtailment credits	(0.5)	(1.1)
Past service credit	-	2.2
Curtailment credit	2.9	4.4

Net credit recognised in the income statement	2.4	5.5

Following the disposal of the insurance business on 15 June 2007, the relevant employees of the insurance business ceased to be active members of the group's pension schemes. Accordingly their benefits are no longer linked to future salary increases and therefore the projected defined benefit obligation relating to them is less than that anticipated prior to the disposal. The reduction in the projected defined benefit obligation of £2.9m has been recognised as a curtailment credit in the consolidated income statement in the year ended 31 December 2007. This amount has been included within the profit on disposal of the insurance business (see note 4). The remaining net (charge)/credit has been included within administrative expenses and comprises a charge of £0.4m (2006: credit of £4.6m) in respect of continuing operations and a charge of £0.1m (2006: credit of £0.9m) in respect of discontinued operations.

During 2006, changes to the rules of the pension schemes and to the tax applying to pension scheme benefits meant that in most cases members of the pension schemes would be able to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, in the year ended 31 December 2006 these changes led to a £2.2m past service saving relating to deferred members of the pension schemes and a £4.4m curtailment saving relating to active members of the pension schemes. Of the total credit to the income statement of £6.6m, £5.5m related to continuing operations and £1.1m related to discontinued operations.

Movements in the fair value of scheme assets were as follows:

	2007 £m	2006 £m
Fair value of scheme assets at 1 January	467.9	331.1
Expected return on assets	28.8	27.5
Actuarial gains on scheme assets	0.1	7.1
Section 75 contribution on disposal of insurance business	3.4	-
Assets relating to international business on demerger	(31.3)	-
Contributions by the group	4.0	109.3
Contributions paid by scheme participants	3.0	3.5
Net benefits paid out	(10.2)	(10.6)
Fair value of scheme assets at 31 December	465.7	467.9

The Section 75 contribution on disposal of the insurance business of £3.4m is the statutory pension debt arising as a result of the insurance business ceasing to participate in the group's pension schemes following sale. It was calculated in accordance with Section 75 of the Pensions Act 1995.

The demerger agreement between the group and International Personal Finance plc (IPF) provided that the employees of the international business could continue to participate in the group's defined benefit pension schemes for a certain period following demerger. As the group and the international business are no longer under common control, the group's defined benefit pension schemes meet the definition of a multi-employer plan in accordance with IAS 19. Accordingly, the net retirement benefit asset relating to the international business of £3.5m was removed from the group's balance sheet at the date of demerger as part of the dividend in specie. The net retirement benefit asset comprised the fair value of scheme assets of £31.3m and the present value of the defined benefit obligation of £27.8m. The full transfer of the assets and the defined benefit obligation relating to the international business to a newly established IPF scheme is expected to take place in the first half of 2008.

In January 2006, the group made an additional special contribution of £102.2m in order to ensure that the defined benefit pension schemes were fully funded based on the June 2005 deficit position.

Movements in the present value of the defined benefit obligation were as follows:

	2007 £m	2006 £m
Defined benefit obligation at 1 January	(459.0)	(436.7)
Current service cost	(6.7)	(7.6)
Interest cost	(22.6)	(21.0)
Past service credit	-	2.2
Curtailment credit	2.9	4.4
Liabilities relating to international business on demerger	27.8	-
Contributions paid by scheme participants	(3.0)	(3.5)
Actuarial gains/(losses) on scheme liabilities	46.2	(7.4)
Net benefits paid out	10.2	10.6
Defined benefit obligation at 31 December	(404.2)	(459.0)

The principal actuarial assumptions used at the balance sheet date were as follows:

		2007 %	2006 %
Price inflation		3.40	3.10
Rate of increase in pensionable salaries		4.97	4.68
Rate of increase to pensions in payment		3.40	3.10
Discount rate		5.70	5.10
Long term rate of return	– equities	7.85	7.85
	– bonds	4.70	5.10
	– fixed interest gilts	4.50	4.50
	– index-linked gilts	4.25	4.50
	– cash and money market funds	5.90	5.25
	– overall (weighted average)	6.59	6.62

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. The group continues to use the PA92 series of standard tables combined with the medium cohort improvement factors for projecting mortality. In more simple terms, for members of the staff scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the retirement benefit asset would have reduced by approximately £18m (2006: £20m).

An analysis of amounts recognised in the consolidated statement of recognised income and expense (SORIE) is as follows:

	2007 £m	2006 £m
Actuarial gains on scheme assets	0.1	7.1
Actuarial gains/(losses) on scheme liabilities	46.2	(7.4)
Total gain/(loss) recognised in the SORIE in the year	46.3	(0.3)

9. Consolidated statement of changes in shareholders' equity

	Called-up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
Balance at 1 January 2006	26.5	107.7	5.5	177.7	317.4
Exchange losses on foreign currency translations	-	-	(0.2)	-	(0.2)
Cash flow hedges - net fair value gains	-	-	0.2	-	0.2
Actuarial losses on retirement benefit asset	-	-	-	(0.3)	(0.3)
Tax (charge)/credit on items taken directly to equity	-	-	(0.2)	0.1	(0.1)
Net expense recognised directly in equity	-	-	(0.2)	(0.2)	(0.4)
Profit for the year	-	-	-	124.9	124.9
Total recognised (expense)/income for the year	-	-	(0.2)	124.7	124.5
Issue of share capital	-	3.1	-	-	3.1
Treasury shares adjustment - vesting of shares	-	-	2.3	-	2.3
Share-based payment adjustment – credit to the income statement	-	-	(1.9)	-	(1.9)
Dividends	-	-	-	(91.4)	(91.4)
Balance at 31 December 2006	26.5	110.8	5.7	211.0	354.0
Balance at 1 January 2007	26.5	110.8	5.7	211.0	354.0
Cash flow hedges:					
- net fair value gains	-	-	1.7	-	1.7
- recycled and reported in profit for the year	-	-	2.8	-	2.8
Actuarial gains on retirement benefit asset	-	-	-	46.3	46.3
Tax charge on items taken directly to equity	-	-	(1.3)	(13.9)	(15.2)
Impact of change in UK tax rate	-	-	-	0.8	0.8
Net income recognised directly in equity	-	-	3.2	33.2	36.4
Profit for the year	-	-	-	138.4	138.4
Total recognised income for the year	-	-	3.2	171.6	174.8
Issue of share capital	0.7	21.9	-	-	22.6
Treasury shares adjustments:					

- purchases of own shares	-	-	(6.5)	-	(6.5)
- vesting of shares	-	-	2.1	-	2.1
- transfer of treasury shares reserve	-	-	2.6	(2.6)	-
Share-based payment adjustments:					
- share-based payment charge	-	-	8.8	-	8.8
- cash settlement in respect of share-based payments	-	-	(3.8)	-	(3.8)
- transfer of share-based payment reserve	-	-	(5.7)	5.7	-
- deferred tax on share-based payment reserve transfer	-	-	-	(0.8)	(0.8)
Dividends	-	-	-	(89.4)	(89.4)
Demerger of international business – dividend in specie	-	-	-	(165.9)	(165.9)
Transfer of foreign exchange reserve on demerger of international business	-	-	(6.3)	6.3	-
Balance at 31 December 2007	27.2	132.7	0.1	135.9	295.9

The demerger of the international business on 16 July 2007 was effected by a divestment in the form of a dividend in specie. The dividend in specie amounts to the net assets of the international business on demerger of £165.9m.

The transfer of £2.6m from the treasury shares reserve to retained earnings in 2007 represents the shortfall between the cash cost of own shares purchased less the proceeds from vesting of shares in respect of the QUEST which no longer holds any shares in the company.

The share-based payment charge in 2007 includes:

- £0.6m arising as a result of the crystallisation of executive share options and Save As You Earn options of the insurance business management team following the disposal of that business on 15 June 2007. The amount has been included within the profit on disposal of the insurance business which forms part of discontinued operations (see note 4).
- £6.3m arising as a result of the crystallisation of executive share options and Save As You Earn options of group employees following demerger of the international business. This amount has been included within demerger costs which forms part of discontinued operations (see note 4).

The share-based payment charge arising on demerger of the international business includes a charge of £3.8m in respect of executive share options which were cancelled and settled in the form of cash compensation. As group net assets have reduced by £3.8m following the outflow of cash, a corresponding debit of £3.8m has been made to the share-based payment reserve.

Following the issue of shares to satisfy share-based payments during 2007, a transfer of £5.7m has been made from the share-based payment reserve to retained earnings.

The foreign exchange reserve represented the cumulative exchange gains/losses on retranslating the opening net assets of the international business. Following demerger of the international business, the total of this reserve, amounting to £6.3m, has been transferred to retained earnings.

Information for shareholders

1. The shares will be marked ex-dividend on 14 May 2008.

1. The final dividend will be paid on 20 June 2008 to shareholders on the register at the close of business on 16 May 2008. Dividend warrants/vouchers will be posted on 18 June 2008.

2. The 2007 annual report and financial statements together with the notice of the annual general meeting will be posted to shareholders on or around 2 April 2008.

3. The Provident Financial Company Nominee Scheme ('the scheme') enables shareholders who are eligible, namely individuals, to take advantage of the CREST system for settling transactions in shares in the company by means of a low-

cost dealing service. It includes a dividend reinvestment scheme for those who wish to use this facility. Shareholders who wish to take advantage of the scheme should contact the company's registrar, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, telephone: 0871 664 0300 (calls cost 10p per minute plus network extras) to request an information pack. The registrar's website is http://www.capitaregistrars.com/.

4. The annual general meeting will be held on 8 May 2008 at the Marriot Hollins Hall Hotel and Country Club, Hollins Hill, Baildon, Shipley, West Yorkshire, BD17 7QW.

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		17:28 6 Mar 08		

Full Announcement Text

Ref: 578 IP
Released 18.13hrs

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1); or

(ii) a disclosure made in accordance with LR9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

………………………………

This relates to (i)

3. Name of *person discharging managerial responsibilities/director*

Peter Stuart Crook

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 20 8/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Peter Stuart Crook

………………………………

………………………………

8 State the nature of the transaction

Provident Financial Trustees (Performance Share Plan) Limited purchased 49,078 ordinary shares of 20 8/11p and transferred the legal and beneficial interest to Peter Stuart Crook in satisfaction of basic and matching awards granted subject to and in accordance with the terms of the Provident Financial Performance Share Plan.

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

49,078

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.037%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

………………………………

13. Price per *share* or value of transaction

832.99649p

………………………………

14. Date and place of transaction

5 March 2008

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

170,621

0.130%

…………………………………

16. Date issuer informed of transaction

5 March 2008

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

-

…………………………………

18. Period during which or date on which exercisable

-

…………………………………

19. Total amount paid (if any) for grant of the option

-

………………………………

20. Description of *shares* or debentures involved (*class* and number)

-

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

………………………………

22. Total number of *shares* or debentures over which options held following notification

-

………………………………

23. Any additional information

-

………………………………

24. Name of contact and telephone number for queries

Miss E G Versluys

Deputy Company Secretary

Tel: 01274 731111 ext 2569

……………………………

Name of authorised official of *issuer* responsible for making notification

Miss E G Versluys

Deputy Company Secretary

……………………………

Date of notification

6 March 2008

……………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the

issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1); or

(ii) a disclosure made in accordance with LR9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

………………………………

This relates to (i)

3. Name of *person discharging managerial responsibilities/director*

Andrew Charles Fisher

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 20 8/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Andrew Charles Fisher

………………………………

………………………………

8 State the nature of the transaction

Provident Financial Trustees (Performance Share Plan) Limited purchased 43,158 ordinary shares of 20 8/11p and transferred the legal and beneficial interest to Andrew Charles Fisher in satisfaction of basic and matching awards granted subject to and in accordance with the terms of the Provident Financial Performance Share Plan.

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

43,158

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.032%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

………………………………

13. Price per *share* or value of transaction

832.99649p

………………………………

14. Date and place of transaction

5 March 2008

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

128,065

0.097%

………………………………

16. Date issuer informed of transaction

5 March 2008

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

-

………………………………

18. Period during which or date on which exercisable

-

……………………………………

19. Total amount paid (if any) for grant of the option

-

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

-

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

……………………………………

22. Total number of *shares* or debentures over which options held following notification

-

……………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Miss E G Versluys

Deputy Company Secretary

Tel: 01274 731111 ext 2569

………………………………

Name of authorised official of *issuer* responsible for making notification

Miss E G Versluys

Deputy Company Secretary

………………………………

Date of notification

6 March 2008

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1); or

(ii) a disclosure made in accordance with LR9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

………………………………

This relates to (i)

3. Name of *person discharging managerial responsibilities/director*

Christopher Donald Gillespie

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

…………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

…………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 20 8/11p

…………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Christopher Donald Gillespie

…………………………………

…………………………………

8 State the nature of the transaction

Provident Financial Trustees (Performance Share Plan) Limited purchased 42,288 ordinary shares of 20 8/11p and transferred the legal and beneficial interest to Christopher Donald Gillespie in satisfaction of basic and matching

awards granted subject to and in accordance with the terms of the Provident Financial Performance Share Plan.

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

42,288

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.032%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

………………………………

13. Price per *share* or value of transaction

832.99649p

………………………………

14. Date and place of transaction

5 March 2008

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

124,425

0.094%

………………………………

16. Date issuer informed of transaction

5 March 2008

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

-

………………………………

18. Period during which or date on which exercisable

-

………………………………

19. Total amount paid (if any) for grant of the option

-

………………………………

20. Description of *shares* or debentures involved (*class* and number)

-

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

………………………………

22. Total number of *shares* or debentures over which options held following notification

-

………………………………

23. Any additional information

-

………………………………

24. Name of contact and telephone number for queries

Miss E G Versluys

Deputy Company Secretary

Tel: 01274 731111 ext 2569

………………………………

Name of authorised official of *issuer* responsible for making notification

Miss E G Versluys

Deputy Company Secretary

………………………………

Date of notification

6 March 2008

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1); or

(ii) a disclosure made in accordance with LR9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

………………………………

This relates to (i)

3. Name of *person discharging managerial responsibilities/director*

Kenneth John Mullen

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 20 8/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Kenneth John Mullen

………………………………

…………………………………

8 State the nature of the transaction

Provident Financial Trustees (Performance Share Plan) Limited purchased 6,666 ordinary shares of 20 8/11p and transferred the legal and beneficial interest to Kenneth John Mullen in satisfaction of basic and matching awards granted subject to and in accordance with the terms of the Provident Financial Performance Share Plan.

…………………………………

…………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

6,666

…………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.005%

…………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

…………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

………………………………

13. Price per *share* or value of transaction

832.99649p

………………………………

14. Date and place of transaction

5 March 2008

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

22,094

0.016%

………………………………

16. Date issuer informed of transaction

5 March 2008

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

-

………………………………

18. Period during which or date on which exercisable

-

………………………………

19. Total amount paid (if any) for grant of the option

-

………………………………

20. Description of *shares* or debentures involved (*class* and number)

-

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

………………………………

22. Total number of *shares* or debentures over which options held following notification

-

………………………………

23. Any additional information

-

………………………………

24. Name of contact and telephone number for queries

Miss E G Versluys

Deputy Company Secretary

Tel: 01274 731111 ext 2569

………………………………

Name of authorised official of *issuer* responsible for making notification

Miss E G Versluys

Deputy Company Secretary

………………………………

Date of notification

6 March 2008

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1); or

(ii) a disclosure made in accordance with LR9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

………………………………

This relates to (i)

3. Name of *person discharging managerial responsibilities/director*

John Moulding

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 20 8/11p

……………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

John Moulding

……………………………

……………………………

8 State the nature of the transaction

Provident Financial Trustees (Performance Share Plan) Limited purchased 7,352 ordinary shares of 20 8/11p and transferred the legal and beneficial interest to John Moulding in satisfaction of basic and matching awards granted subject to and in accordance with the terms of the Provident Financial Performance Share Plan.

……………………………

……………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

7,352

……………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.005%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

………………………………

13. Price per *share* or value of transaction

832.99649p

………………………………

14. Date and place of transaction

5 March 2008

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into

account when calculating percentage)

27,433

0.020%

………………………………

16. Date issuer informed of transaction

5 March 2008

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

-

………………………………

18. Period during which or date on which exercisable

-

………………………………

19. Total amount paid (if any) for grant of the option

-

………………………………

20. Description of *shares* or debentures involved (*class* and number)

-

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

………………………………

22. Total number of *shares* or debentures over which options held following notification

-

………………………………

23. Any additional information

-

………………………………

24. Name of contact and telephone number for queries

Miss E G Versluys

Deputy Company Secretary

Tel: 01274 731111 ext 2569

……………………………

Name of authorised official of *issuer* responsible for making notification

Miss E G Versluys

Deputy Company Secretary

……………………………

Date of notification

6 March 2008

……………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Provident Financial plc

………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1); or

(ii) a disclosure made in accordance with LR9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

………………………………

This relates to (i)

3. Name of *person discharging managerial responsibilities/director*

Michael Carlo Lenora

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of person named in 3 above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 20 8/11p

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Michael Carlo Lenora

………………………………

………………………………

8 State the nature of the transaction

Provident Financial Trustees (Performance Share Plan) Limited purchased 18,656 ordinary shares of 20 8/11p and transferred the legal and beneficial interest to Michael Carlo Lenora in satisfaction of basic and matching awards granted subject to and in accordance with the terms of the Provident Financial Performance Share Plan.

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

18,656

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.014%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

………………………………

13. Price per *share* or value of transaction

832.99649p

………………………………

14. Date and place of transaction

5 March 2008

London Stock Exchange

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

70,469

0.053%

………………………………

16. Date issuer informed of transaction

5 March 2008

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

-

………………………………

18. Period during which or date on which exercisable

\-

………………………………

19. Total amount paid (if any) for grant of the option

\-

………………………………

20. Description of *shares* or debentures involved (*class* and number)

\-

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

\-

………………………………

22. Total number of *shares* or debentures over which options held following notification

\-

………………………………

23. Any additional information

-

………………………………

24. Name of contact and telephone number for queries

Miss E G Versluys

Deputy Company Secretary

Tel: 01274 731111 ext 2569

………………………………

Name of authorised official of *issuer* responsible for making notification

Miss E G Versluys

Deputy Company Secretary

………………………………

Date of notification

6 March 2008

………………………………

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		13:52 7 Mar 08		

Full Announcement Text

Directors'/PDMRs' interest in shares – Provident Financial Long Term Incentive Scheme

Provident Financial plc announces that Kleinwort Benson (Jersey) Trustees Limited, as Trustees of the Provident Financial plc 2007 Employee Benefit Trust ("the Trust"), purchased 775,066 ordinary shares of 20 8/11p each at an average price of £8.31715 per share on 5 and 6 March 2008 to satisfy potential awards to be made under the Provident Financial Long Term Incentive Scheme 2006 ("Scheme").

The Trust is a discretionary employee benefit trust and may benefit employees of Provident Financial plc and its subsidiaries at the discretion of the Trustee. Accordingly, it is noted that the following directors and PDMRs, as potential beneficiaries under the Trust, have an interest in the shares acquired by the Trust:

Peter Crook
Andrew Fisher
Chris Gillespie
Michael Lenora
David Merrett
John Moulding
Ken Mullen

Ref: 6653P
Released 16:11:00
E. Velungs
1425

Emma Versluys
Deputy Company Secretary
01274 731111 ext. 2569

7 March 2008

status list

Ref: 8645P.
Released 1611

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		15:24 11 Mar 08		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

E Kelly
1605

....

3. Full name of person(s) subject to the notification obligation (iii):
Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):
-

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
10 March 2008

6. Date on which issuer notified:
11 March 2008

7. Threshold(s) that is/are crossed or reached:
From 10% to 11%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84	13,287,587	13,287,587

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 20 8/11p ISIN:	n/a	n/a	14,516,007	n/a	11.06%

GB00B1Z4ST84

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,516,007	11.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited	14,505,355	11.054%
Schroder & Co Limited	10,652	0.008%

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

……………..

13. Additional information:

-

14. Contact name:

E G Versluys
Deputy Company Secretary

15. Contact telephone number:

01274 731111 ext. 2569

---

status list

Ref. 73332Q
Released 15.51.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		13:28 25 Mar 08		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

E Vellinga
2.27pm.
25/03/2008

....

3. Full name of person(s) subject to the notification obligation (iii):
Capital Group International, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
20 March 2008

6. Date on which issuer notified:
24 March 2008

7. Threshold(s) that is/are crossed or reached:
4%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84	5,569,097	5,569,097

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)	% of voting rights

	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 10 4/11p ISIN: GB0002685963		4,769,097		4,769,097		3.6343%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,769,097	3.6343%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Emma G Versluys

15. Contact telephone number:

01274 731111 ext. 2569

---

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View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Total Voting Rights		17:07 28 Mar 08		

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 31 March 2008, the company's issued share capital consisted of 131,226,305 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 131,226,305.

The above figure (131,226,305) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Deputy Company Secretary

Ref: 1430R
Released 10:56
E. [illegible]
9.38

Tel: 01274 731111 ext. 2569

---

status list

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Last Refreshed At 15:21 Tue, Apr 1 2008 UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	AGM Notice/Related Documents		15:19 1 Apr 08		

Full Announcement Text

Notice of annual general meeting 2008 and related documents

The circular, dated 31 March 2008, containing the notice of the annual general meeting 2008 has been sent to shareholders with the appropriate related documents. Copies of the circular, the annual report and financial statements 2007 and proxy have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at 25 The North Colonnade, Canary Wharf, London, E14 5HS.

5153R

Released: 0946.

Name of contact and telephone number for queries:

Emma G Versluys
Deputy Company Secretary
Tel: 01274 731111 ext. 2569

E.Versluys

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Annual Information Update		16:12 8 Apr 08		

Full Announcement Text

PROVIDENT FINANCIAL PLC
ANNUAL INFORMATION UPDATE

Annual Information Update for the 12 months up to and including 31 March 2008.

Provident Financial plc ("the Company") announces that in accordance with paragraph 5.2 of the Prospectus Rules, the following information has been published or made available to the public over the previous 12 months in compliance with its obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

Date	Time	Subject
02/04/2007	07.00	Annual Information Update
02/04/2007	16.48	Director/PDMR Shareholding
05/04/2007	17.32	Holding(s) in Company
10/04/2007	12.39	Director/PDMR Shareholding
18/04/2007	18.09	Holding(s) in Company

Cat: 9175R
Released 16:46
E.
1641

27/04/2007	15.59	Holding(s) in Company
30/04/2007	16.21	Total Voting Rights
01/05/2007	11.59	Director Change (on demerger)
04/05/2007	17.06	Holding(s) in Company
09/05/2007	09.30	Sale of Provident Insurance
11/05/2007	16.19	Director/PDMR Shareholding
11/05/2007	17.32	Holding(s) in Company
16/05/2007	12.00	AGM Statement/Trading Update
16/05/2007	17.34	AGM Resolutions
17/05/2007	17.44	Listing Rule 9.6.13
31/05/2007	16.02	Total Voting Rights
01/06/2007	17.13	Directorate Change
05/06/2007	13.26	Director/PDMR Shareholding
07/06/2007	07.14	Demerger Proposals
15/06/2007	15.39	Insurance Disposal Completed
25/06/2007	18.04	Publication of Circular
26/06/2007	16.12	Holding(s) in Company
29/06/2007	15.06	Total Voting Rights
02/07/2007	17.04	Director/PDMR Shareholding
03/07/2007	17.35	Director/PDMR Shareholding
11/07/2007	08.21	Blocklisting
13/07/2007	12.23	EGM Resolutions
16/07/2007	09.21	Demerger/Share Consolidation
16/07/2007	16.18	Directorate Change
31/07/2007	16.16	Total Voting Rights
21/08/2007	17.11	Holding(s) in Company
31/08/2007	14.14	Total Voting Rights
04/09/2007	17.39	Notice of Results
11/09/2007	07.00	Interim Results
11/09/2007	16.22	Director/PDMR Shareholding
13/09/2007	10.49	Director/PDMR Shareholding
14/09/2007	13.54	Holding(s) in Company
14/09/2007	14.44	Director/PDMR Shareholding
24/09/2007	15.17	Holding(s) in Company

01/10/2007	14.55	Total Voting Rights
03/10/2007	15.28	Director/PDMR Shareholding
17/10/2007	17.11	Director/PDMR Shareholding
24/10/2007	12.28	Director/PDMR Shareholding
31/10/2007	17.12	Total Voting Rights
22/11/2007	16.03	Holding(s) in Company
30/11/2007	16.14	Total Voting Rights
17/12/2007	07.01	Pre-Close Briefing
31/12/2007	07.00	Total Voting Rights
04/01/2008	15.57	Holding(s) in Company
09/01/2008	17.39	Holding(s) in Company
16/01/2008	09.52	Blocklisting Interim Review
31/01/2008	16.39	Total Voting Rights
01/02/2008	14.02	Notice of Results
20/02/2008	18.09	Holding(s) in Company
29/02/2008	11.46	Total Voting Rights
04/03/2008	07.00	Final Results
06/03/2008	18.13	Director/PDMR Shareholding
07/03/2008	16.11	Director/PDMR Shareholding
11/03/2008	16.11	Holding(s) in Company
25/03/2008	15.51	Holding(s) in Company
31/03/2008	10.56	Total Voting Rights

Details of all regulatory announcements can be found in full on the Company's website, *www.providentfinancial.com*.

The company has also made the following filings with the Registrar of Companies, which were made available by the Registrar on the dates shown below. Copies of these documents can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ, or for registered users, through Companies House Direct (*www.direct.companies-house.gov.uk*).

23/04/2007	Form 88(2) return of allotment of shares
02/05/2007	Form 88(2) return of allotment of shares
21/05/2007	Form 88(2) return of allotment of shares
29/05/2007	Special Resolutions passed at AGM

17/06/2007	Form 88(2) return of allotment of shares
19/06/2007	Annual accounts for the period to 31 December 2006
16/07/2007	Form 88(2) return of allotment of shares
17/07/2007	Form 88(2) return of allotment of shares
18/07/2007	Form 88(2) return of allotment of shares
23/07/2007	EGM Resolutions
26/07/2007	Form 88(2) return of allotment of shares
26/07/2007	Form 88(2) return of allotment of shares
26/07/2007	Form 88(2) return of allotment of shares
26/07/2007	Form 88(2) return of allotment of shares
31/07/2007	Form 88(2) return of allotment of shares
31/10/2007	Form 88(2) return of allotment of shares
31/10/2007	Form 88(2) return of allotment of shares
31/07/2007	Form 88(2) return of allotment of shares
31/07/2007	288a appointment of secretary
31/07/2007	288b resignation of director
31/07/2007	288b resignation of director
31/07/2007	288b resignation of director
31/07/2007	288b resignation of director
31/07/2007	288b resignation of director
31/07/2007	288b resignation of secretary
06/08/2007	288a appointment of director
08/08/2007	Form 88(2) return of allotment of shares
09/08/2007	Form 88(2) return of allotment of shares
09/08/2007	Form 88(2) return of allotment of shares
16/08/2007	Form 88(2) return of allotment of shares
16/08/2007	Form 88(2) return of allotment of shares
16/08/2007	Form 88(2) return of allotment of shares
18/08/2007	Form 88(2) return of allotment of shares
06/09/2007	Form 88(2) return of allotment of shares
06/09/2007	Form 88(2) return of allotment of shares
08/09/2007	Form 122 share consolidation
14/09/2007	Form 88(2) return of allotment of shares
24/09/2007	Form 88(2) return of allotment of shares

24/09/2007	Form 88(2) return of allotment of shares
15/10/2007	Form 88(2) return of allotment of shares
19/10/2007	Form 88(2) return of allotment of shares
20/10/2007	Form 88(2) return of allotment of shares
22/10/2007	Form 88(2) return of allotment of shares
25/10/2007	Form 88(2) return of allotment of shares
14/11/2007	Form 88(2) return of allotment of shares
16/11/2007	Form 88(2) return of allotment of shares
20/11/2007	Form 88(2) return of allotment of shares
20/11/2007	Form 88(2) return of allotment of shares
29/11/2007	Form 88(2) return of allotment of shares
07/12/2007	Form 88(2) return of allotment of shares
10/12/2007	Form 88(2) return of allotment of shares
27/12/2007	Form 88(2) return of allotment of shares
30/12/2007	Form 88(2) return of allotment of shares
31/12/2007	363s Annual return made up to 30/11/2007
11/01/2008	Form 88(2) return of allotment of shares
14/01/2008	Form 88(2) return of allotment of shares
16/01/2008	Form 88(2) return of allotment of shares
18/01/2008	Form 88(2) return of allotment of shares
23/01/2008	Form 88(2) return of allotment of shares
23/01/2008	288c director's particulars changed
04/02/2008	Form 88(2) return of allotment of shares
04/02/2008	Form 88(2) return of allotment of shares
08/02/2008	Form 88(2) return of allotment of shares
21/02/2008	Form 88(2) return of allotment of shares
18/03/2008	Form 88(2) return of allotment of shares
19/03/2008	Form 88(2) return of allotment of shares

The following documents were despatched by the Company to holders of its securities during the last 12 months:

25/06/2007	Demerger Circular and Notice of EGM
25/06/2007	EGM Form of Proxy
25/06/2007	International Personal Finance plc Prospectus

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Director/PDMR Shareholding		11:02 9 Apr 08		

Full Announcement Text

Provident Financial plc ("the Company")

Disclosure of Interest in Shares

Notification in accordance with Rule 3.1.4R of the Disclosure and Transparency Rules

On 8 April 2008, the Company was notified pursuant to Disclosure and Transparency Rule 3.1.2R that on 8 April 2008 Kleinwort Benson (Jersey) Trustees Limited, as trustees of the Provident Financial plc 2007 Employee Benefit Trust, transferred the beneficial ownership in 311,020 ordinary shares of 20 8/11p each in the capital of the Company for no consideration to the following directors and PDMRs resident in the UK pursuant to the Provident Financial Long Term Incentive Scheme 2006 ("LTIS").

Peter Crook	95,149 shares
Andrew Fisher	69,962 shares
Chris Gillespie	67,164 shares

Ref: 0067S
Released 15:36
[illegible]
9.4.08

Michael Lenora	39,179 shares
David Merrett	12,490 shares
John Moulding	14,201 shares
Ken Mullen	12,875 shares

These awards will under normal circumstances vest on 5 March 2011, subject to and in accordance with the rules of the LTIS, provided that the performance conditions have been satisfied.

Emma Versluys
Deputy Company Secretary
01274 731111 ext. 2569

9 April 2008

---

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		17:17 17 Apr 08		

Full Announcement Text

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

Released 17.54
Ref: 61185
E-[illegible]
[illegible]

....

3. Full name of person(s) subject to the notification obligation (iii):
Capital Group International, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
15 April 2008

6. Date on which issuer notified:
16 April 2008

7. Threshold(s) that is/are crossed or reached:
Below 3%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84	3,961,729	3,961,729

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)	% of voting rights

	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84		3,815,029		3,815,029		2.9072%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
3,815,029	2.9072%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
Emma G Versluys

15. Contact telephone number:
01274 731111 ext. 2569

---

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View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Holding(s) in Company		16:44 23 Apr 08		

Full Announcement Text

RECEIVED

2008 SEP 26 A 7:35

FICE OF INTERNAT CORPORATE FIN

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   Provident Financial plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: (X)

   Other (please specify) : ( )

Ref: 07697
Released 1603
E.Kelly
1540

....

3. Full name of person(s) subject to the notification obligation (iii):
Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):
-

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
22 April 2008

6. Date on which issuer notified:
23 April 2008

7. Threshold(s) that is/are crossed or reached:
From 11% to 10%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84	15,366,422	15,366,422

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 20 8/11p ISIN:	n/a	n/a	14,075,629	n/a	10.73%

GB00B1Z4ST84

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,075,629	10.73%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited	13,998,509	10.67%
Schroder & Co Limited	77,120	0.06%

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:
The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name:
E G Versluys
Deputy Company Secretary

15. Contact telephone number:
01274 731111 ext. 2569

---

status list

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Last Refreshed At 09:55 Wed. Apr 30 2008 UK Time

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Announcement Details

Company Name	Provident Financial PLC
Category	Total Voting Rights
Headline	Total Voting Rights
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Ruta Valija Carter
Contact Telephone No	01274 377938
Additional Distribution	

Ref: 4343T.
Released 10.51
E [illegible]
1022

Full Announcement Text

Provident Financial plc – Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 30 April 2008, the company's issued share capital consisted of 131,227,018 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 131,227,018.

The above figure (131,227,018) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Deputy Company Secretary
Tel: 01274 731111 ext. 2569

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	Interim Management Statement		11:12 8 May 08		

Full Announcement Text

Provident Financial plc

Interim Management Statement

8 May 2008

Provident Financial plc, the leading UK non-standard lender, made the following Interim Management Statement at its Annual General Meeting held at noon (BST) today.

Commenting on the company's performance for the year to date, its Chairman John van Kuffeler said,

> "We are delighted with the strong start to 2008. Market conditions remain favourable for Provident Financial and the company's funding position is strong. At the same time, management is exercising a sensible degree of caution in order to deliver further high-quality growth in 2008 against the backdrop of an uncertain macroeconomic outlook."

Market conditions

Conditions in the UK non-standard lending market continue to be favourable for Provident Financial. Mainstream and near-prime lenders have continued to tighten their credit granting criteria, thereby restricting the supply of credit to non-standard consumers. These conditions, together with the effectiveness of the group's marketing strategies, are resulting in an increased flow of applications for the credit products offered by Provident Financial.

The weekly call on customers allows the impact of changes in the economic environment to be identified rapidly and lending decisions adjusted immediately. Lending decisions continue to reflect the pressure on changes in customers' disposable incomes from rising food, fuel and utility bills which have been present for two years as well as the outlook for unemployment and, as a result, the group's customer base shows no deterioration in credit quality.

Business performance

Our core Consumer Credit Division has made a strong start to 2008, with customer numbers increasing by 6.3% over the twelve months to the end of March. The first quarter of the year is the most important period for collections, so it is pleasing to see that impairment levels have remained stable since the year-end.

The roll-out of the new core accounting and processing system, known as Focus, is progressing to plan and is currently implemented across over 40% of the branch network. Focus will provide the platform for a series of business improvement initiatives, including the new commission scheme for agents which, after successful field trials, has recently been approved for national roll-out. The new commission scheme is expected to provide further improvements to both collections and agent retention levels and has been received positively by both agents and field management.

The market test of Real Personal Finance continues to perform well, with around two-thirds of customers having had a previous relationship with the home credit business. Early business metrics, including credit quality, are encouraging. As planned, Real Personal Finance will be expanded to around 50 locations in the next month, with a decision on the pace and scale of a national roll-out to be taken during the third quarter of the year.

Vanquis Bank is experiencing an increasingly strong flow of applications from both the internet and direct mail channels. Customer numbers stood at 345,000 at the end of March, up from 316,000 since the year end and showing year-on-year growth of 30%. Nonetheless, Vanquis Bank is adopting a cautious approach to accepting new business. Underwriting has been tightened on three occasions in the last nine months and over 70% of card applications are being declined. Impairment levels are very stable and are consistent with the medium term targets for the business.

Successful partnerships are being developed with several mainstream card issuers, whose declined internet applications are offered a link to Vanquis Bank's own website. There are also active discussions taking place with a number of other major card issuers to explore similar arrangements. Initial results suggest that these relationships will become an important source of profitable new business.

Vanquis Bank has recently secured new premises for its call centre in Chatham, which will provide the capability to serve up to 750,000 accounts when fully staffed. At the same time, it is taking the opportunity to upgrade its IT capability to accommodate future growth. These infrastructure changes will be completed by late summer.

Funding & capital

The group remains strongly funded with around £80m of excess capital and over £400m of undrawn facilities and is therefore able to execute in full its internal plans, as well as being able to capitalise on current favourable market conditions.

Outlook

The strong start to the year and continuing favourable market conditions, coupled with the company's strong funding position and management's close attention to the quality of new business being written, should secure the delivery of high-quality profits growth in 2008.

The company will announce its 2008 interim results on 30 July 2008.

Enquiries:
Media
David Stevenson, Provident Financial 01274 731111
Nigel Prideaux, Brunswick 020 7404 5959

Investor Relations
Stuart Caldwell, Provident Financial 01274 731111

status list

View Announcement

status list

Ref: 9895T
Released 12.36

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Provident Financial PLC	AGM Resolutions		16:06 7 May 08		

Full Announcement Text

AGM Resolutions

At the company's annual general meeting held in Shipley, West Yorkshire, on 8 May 2008 all resolutions were passed on a show of hands. Copies of the relevant resolutions have been submitted to the UK Listing Authority's Document Viewing Facility which is situated at 25 The North Colonnade, Canary Wharf, London, E14 5HS.

A summary of the proxies cast in respect of each resolution is set out in the Appendix below.

Name of contact and telephone number for queries:

Emma G Versluys
Deputy Company Secretary
Tel: 01274 731111 extension 2569

E. Versluys

Appendix

ANNUAL GENERAL MEETING – 8 MAY 2008
Summary of proxy cards returned appointing the Chairman as proxy

		IN FAVOUR			AT PROXY'S DISCRETION			AGAINST			WITHHELD		
		Number of shares	Number of holders	% voting shares	Number of shares	Number of holders	% voting shares	Number of shares	Number of holders	% voting shares	Number of shares	Number of holders	% total shares voted and withheld
RESOLUTION													
1.	Report and accounts	74,329,915	613	99.71	76,479	76	0.10	140,832	4	0.19	74,616	2	0.09
2.	Directors' remuneration report	59,750,105	516	80.15	83,012	81	0.11	14,714,788	99	19.74	73,937	13	0.09
3.	Final dividend	74,478,925	616	99.90	77,133	76	0.10	0	0	0.00	65,784	2	0.08
4.	Appointment of Chris Gillespie	74,405,142	600	99.80	82,137	81	0.11	65,242	7	0.09	69,321	8	0.09
5.	Appointment of Manjit Wolstenholme	74,407,647	595	99.80	86,434	82	0.12	59,600	11	0.08	68,161	7	0.09
6.	Re-appointment of Andrew Fisher	74,384,796	600	99.77	85,766	81	0.12	83,119	8	0.11	68,161	7	0.09
7.	Re-appointment of John Maxwell	73,607,709	590	98.73	85,766	81	0.12	859,494	22	1.15	68,873	9	0.09
8.	Re-appointment of John van Kuffeler	73,059,741	589	99.32	85,766	81	0.12	414,332	13	0.56	1,062,003	20	1.42
9.	Re-appointment of auditors	74,015,844	607	99.28	80,511	79	0.11	458,333	7	0.61	67,154	7	0.08

10.	Remuneration of auditors	74,253,035	608	99.59	82,236	82	0.11	220,589	6	0.30	65,982	3	0.08
11	Directors' authority to allot shares	74,020,353	579	99.81	83,181	85	0.11	62,786	27	0.08	455,522	13	0.61
12.	Authority to make political donations	73,756,592	489	98.96	82,130	81	0.11	693,421	113	0.93	89,699	14	0.12
13.	Amendments to rules of Long Term Incentive Scheme 2006	73,685,646	546	99.43	91,247	89	0.12	329,826	33	0.45	515,123	30	0.69
14.	Approval of Provident Financial plc 2007 Employee Benefit Trust	74,414,648	573	99.84	84,836	83	0.11	39,310	26	0.05	83,048	14	0.11
15.	Authority to purchase own shares (Special Resolution)	74,440,419	580	99.85	88,940	87	0.12	22,385	24	0.03	70,098	5	0.09
16.	Power to allot shares for cash (Special Resolution)	74,450,036	581	99.86	83,143	83	0.11	20,229	29	0.03	68,434	5	0.09
17.	Adopt new Articles of Association (Special Resolution)	74,268,681	579	99.63	92,040	87	0.12	184,373	16	0.25	76,748	14	0.10

Notes:

1. Percentage of voting shares is the percentage of shares voted and excludes shares on which votes were withheld.
2. Total number of shares voted = 74,621,842
3. Total number of valid proxies returned = 712
4. Total number of shares in issue = 131,237,192

EGV 8 May 2008

status list

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
………………

3. Full name of person(s) subject to the notification obligation (iii):
Schroders plc

released 23.5.08 14:31

4. Full name of shareholder(s) (if different from 3.) (iv):

1927V

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
21 May 2008

E.Kelly
1430.

6. Date on which issuer notified:
22 May 2008

7. Threshold(s) that is/are crossed or reached:
From 10% to 11%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84	15,366,422	14,075,629

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 20 8/11p ISIN:	16,063,671	n/a	14,556,578	n/a	11.093%

GB00B1Z4ST84

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,556,578	11.093%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment	14,479,458	11.033%

Management Limited		
Schroder & Co Limited	77,120	0.06%

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:
The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name:
E G Versluys
Deputy Company Secretary

15. Contact telephone number:

15. Contact telephone number:
01274 731111 ext. 2569

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):
Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):

Ref: 3924W
Released 1:35
E. Vedungo
9.41
28/5/08

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
23 May 2008

6. Date on which issuer notified:
27 May 2008

7. Threshold(s) that is/are crossed or reached:
From 11% to 10%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84	16,063,671	14,556,578

Resulting situation after the triggering transaction (vii)

Class/type of shares if	Number of shares	Number of voting rights (ix)	% of voting rights

possible using the ISIN CODE		Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84	15,896,458	n/a	14,387,473	n/a	10.96%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,387,473	10.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited	14,310,353	10.90%
Schroder & Co Limited	77,120	0.06%

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:
The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name:
E G Versluys
Deputy Company Secretary

15. Contact telephone number:
01274 731111 ext. 2569

Ref: 4544V
Released 17.15.
E Keating
1630

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Provident Financial plc**

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	

3. Full name of person(s) subject to notification obligation:	**Schroders plc**
4. Full name of shareholder(s) (if different	

from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**27 May 2008**
6. Date on which issuer notified:	**28 May 2008**
7. Threshold(s) that is/are crossed or reached:	**10% to 11%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares (If possible use ISIN code)	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84	15,896,458	14,387,473	15,893,452	n/a	14,598,119	n/a	11.12%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
14,598,119	11.12%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 14,520,999 11.07%

Schroder & Co. Limited	77,120	0.06%

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	**The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.**
14 Contact name:	Emma G Versluys Deputy Company Secretary
15. Contact telephone name:	Emma G Versluys **Tel: 01274 731111 ext 2569**

Provident Financial plc - Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 30 May 2008, the company's issued share capital consisted of 131,237,652 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 131,237,652.

The above figure (131,237,652) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Deputy Company Secretary
Tel: 01274 731111 ext. 2569

Released 1129
Ref: 623 V
Released
E. Versluys
29/5/08
1702

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Provident Financial plc**

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	

3. Full name of person(s) subject to notification obligation:	**Schroders plc**
4. Full name of shareholder(s) (if different	

Ref: 0867W
Released. 14.33.
5/6/2008

from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**3 June 2008**
6. Date on which issuer notified:	**4 June 2008**
7. Threshold(s) that is/are crossed or reached:	**11% to 12%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares (If possible use ISIN code)	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary shares of 20 8/11p ISIN: GB00B1Z4ST84	15,893,452	14,598,119	18,096,675	n/a	16,569,743	n/a	12.62%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
16,569,743	12.62%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited 16,469,869 12.55%

Schroder & Co. Limited	99,874	0.07%

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	**The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.**
14 Contact name:	**Ken Mullen Company Secretary and General Counsel**
15. Contact telephone name:	**Ken Mullen Tel: 01274 731111 ext 2313**

Ref: 2018W
Released 16:28
E [illegible]
1626

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Provident Financial plc**

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	**Prudential plc group of companies**
4. Full name of shareholder(s) (if different	**Prudential plc:** JP Morgan Nominees

from 3):	Nortrust Nominee Ltd A/C MHA01 Nortrust Nominee Ltd A/C MHF01 Nortrust Nominee Ltd A/C MHJ01 Nortrust Nominee Ltd A/C MKD01 Nortrust Noms Ltd Nortrust Noms Ltd A/C CRI01 Nortrust Noms Ltd A/C MVA01 Nortrust Noms Ltd A/C MVB01 Nortrust Noms Ltd A/C PUC01 Nortrust Noms Ltd A/C PUI01 Pruclt HSBC GIS Nom (UK) PAC AC Pruclt HSBC GIS Nom (UK) PHL AC Pruclt HSBC GIS Nom (UK) PPL AC Pruclt HSBC GIS Nom (UK) HYBF AC RBS International (Guernsey) Recovery Inv Company Limited **M&G Group Limited:** Nortrust Nominee Ltd A/C MHA01 Nortrust Nominee Ltd A/C MHF01 Nortrust Nominee Ltd A/C MHJ01 Nortrust Nominee Ltd A/C MKD01 Nortrust Noms Ltd Nortrust Noms Ltd A/C CRI01 Nortrust Noms Ltd A/C MVA01

	Nortrust Noms Ltd A/C MVB01 Nortrust Noms Ltd A/C PUC01 Nortrust Noms Ltd A/C PUI01 Pruclt HSBC GIS Nom (UK) PAC AC Pruclt HSBC GIS Nom (UK) PHL AC Pruclt HSBC GIS Nom (UK) PPL AC Pruclt HSBC GIS Nom (UK) HYBF AC RBS International (Guernsey) Recovery Inv Company Limited **M&G Investment Management Limited:** Nortrust Nominee Ltd A/C MHA01 Nortrust Nominee Ltd A/C MHJ01 Nortrust Nominee Ltd A/C MKD01 Nortrust Noms Ltd Nortrust Noms Ltd A/C CRI01 Nortrust Noms Ltd A/C MVA01 Nortrust Noms Ltd A/C MVB01 Nortrust Noms Ltd A/C PUC01 Nortrust Noms Ltd A/C PUI01 Pruclt HSBC GIS Nom (UK) PAC AC Pruclt HSBC GIS Nom (UK) PHL AC Pruclt HSBC GIS Nom (UK) PPL AC Pruclt HSBC GIS Nom (UK) HYBF AC RBS International (Guernsey)

	Recovery Inv Company Limited **M&G Limited:** Nortrust Nominee Ltd A/C MHA01 Nortrust Nominee Ltd A/C MHF01 Nortrust Nominee Ltd A/C MHJ01 Nortrust Nominee Ltd A/C MKD01 Nortrust Noms Ltd Nortrust Noms Ltd A/C CRI01 Nortrust Noms Ltd A/C MVA01 Nortrust Noms Ltd A/C MVB01 Nortrust Noms Ltd A/C PUC01 Nortrust Noms Ltd A/C PUI01 Pruclt HSBC GIS Nom (UK) PAC AC Pruclt HSBC GIS Nom (UK) PHL AC Pruclt HSBC GIS Nom (UK) PPL AC Pruclt HSBC GIS Nom (UK) HYBF AC RBS International (Guernsey) Recovery Inv Company Limited **The Prudential Assurance Company Limited:** Pruclt HSBC GIS Nom (UK) PAC AC Pruclt HSBC GIS Nom (UK) PPL AC

5. Date of transaction (and date on which the threshold is crossed or reached if different):	**3 June 2008**
6. Date on which issuer notified:	**5 June 2008**
7. Threshold(s) that is/are crossed or reached:	**See item 13**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B1Z4ST84	9,937,923	9,937,923	9,676,744	9,676,744		7.37%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
9,676,744	7.37%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Prudential plc (parent Company) M&G Group Limited (wholly owned subsidiary of Prudential plc) M&G Limited (wholly owned subsidiary of M&G Group Limited) M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:	
10. Name of proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

13. Additional information:	As per 5.1.2, the non-exempt holdings for Prudential plc have crossed 5% triggering this notification
14 Contact name:	Emma G Versluys Deputy Company Secretary
15. Contact telephone name:	Emma G Versluys Tel: 01274 731111 ext. 2569

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. *Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached* (ii):
Provident Financial plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
……………..

3. Full name of person(s) subject to the notification obligation (iii):
Invesco Limited

4. Full name of shareholder(s) (if different from 3.) (iv):
-

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
18 June 2008

Ref: 2824X

Released
11.28.

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,935,587	5.28%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

ABN Amro Bank	334,654
Bank of Ireland Dublin	221,402

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:
E G Versluys
Deputy Company Secretary

15. Contact telephone number:
01274 731111 ext. 2569

OK to send
21/6/08
22/6/08

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer PROVIDENT FINANCIAL plc	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). THIS RELATES TO (i)
3.	Name of person discharging managerial responsibilities/director KENNETH JOHN MULLEN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

E. Vesunge.
Ref: 6468X
1553.
Released 16:11

	KENNETH JOHN MULLEN		and identify the connected person NOT APPLICABLE
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 IN RESPECT OF PERSON NAMED IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 20 8/11p
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them KENNETH JOHN MULLEN	8.	State the nature of the transaction PURCHASE

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,900	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.001%
11.	Number of shares, debentures or financial instruments relating to shares disposed -	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) -
13.	Price per share or value of transaction 778.5p	14.	Date and place of transaction 26 JUNE 2008 LONDON STOCK EXCHANGE

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 36,869 0.028%	16.	Date issuer informed of transaction 26 JUNE 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant -	18.	Period during which or date on which exercisable -
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number) -

	-		-
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise -	22.	Total number of shares or debentures over which options held following notification -
23.	Any additional information -	24.	Name of contact and telephone number for queries MISS E G VERSLUYS DEPUTY COMPANY SECRETARY TEL: 01274 731111 EXT. 2569

Name of authorised official of issuer responsible for making notification

MISS E G VERSLUYS
DEPUTY COMPANY SECRETARY

Date of notification **26 June 2008**

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

E. Versluys
1040

Provident Financial plc - Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 30 June 2008, the company's issued share capital consisted of 131,240,123 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 131,240,123.

The above figure (131,240,123) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

Emma G Versluys
Deputy Company Secretary
Tel: 01274 731111 ext. 2569

Ref: 8429X
Released: 11.04

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Provident Financial plc**

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): **Transfer in of shares under management**	**X**

3. Full name of person(s) subject to notification obligation:	**Jupiter Asset Management Limited**
4. Full name of shareholder(s) (if different	

Released 17.22

Ref: 6237Y

E. [illegible]
1720.

from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**3 July 2008**
6. Date on which issuer notified:	**7 July 2008**
7. Threshold(s) that is/are crossed or reached:	**5%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary shares ISIN GB00B1Z4ST84	6,238,033	0	0	0	6,586,902	0	5.019

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A				

Total (A+B)	
Number of voting rights	Percentage of voting rights
6,586,902	5.019

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

The shares will appear on the register in the following names:

BNY (OCS) Nominees Limited - 708,189
Nortrust Nominees Limited - 4,643,140
State Street Trustees Limited - 1,013,721
State Street Nominees Limited - A/c FE1B - 221,852

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Emma G Versluys Deputy Company Secretary
15. Contact telephone name:	Emma G Versluys Tel: 01274 731111 ext 2569

For notes on how to complete form TR-1 please see the FSA website.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 16 July 2008

Name of *applicant*:		Provident Financial plc		
Name of scheme:		Provident Financial plc share option schemes		
Period of return:	From:	16/01/2008	To:	15/07/2008
Balance of unallotted securities under scheme(s) from previous return:		3,139,270		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		20,916		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,118,354		

Name of contact:	Emma G Versluys, Deputy Company Secretary
Telephone number of contact:	01274 731111 extension 2569

E Versluys

Released 17-07. 1700

Ref: 14282.

Publication of Half-Yearly Financial Report

As indicated in the Interim Management Statement released on 8 May 2008, Provident Financial plc confirms that its Half-Yearly Financial Report for the six months ended 30 June 2008 is scheduled to be released at 7.00am on Wednesday, 30 July 2008.

Emma G Versluys
Deputy Company Secretary

22 July 2008

Alison 29th July 2008.
P.S.C 29th July 2008
Ref: 1539A
07.00hrs

Provident Financial plc
Interim results for the six months ended 30 June 2008

HIGHLIGHTS

Provident Financial plc ("Provident Financial") is the market-leading provider of home credit in the UK and Ireland, with a successful, developing credit card business. Its primary continuing operations consist of the Consumer Credit Division, comprising Home Credit and Real Personal Finance, and Vanquis Bank.

Key financial results

	H1 2008	H1 2007	Change
Consumer Credit Division and Vanquis Bank:			
Customer numbers	2.0m	1.8m	+10.5%
Average receivables	£851.5m	£737.8m	+15.4%
Profit before tax from continuing operations	£51.3m	£38.2m	+34.3%
Earnings per share from continuing operations:			
Basic	28.2p	10.4p	
Adjusted - note 7	28.2p	22.1p	+27.6%
Interim dividend per share	25.4p	25.4p	-

Highlights

- Profit before tax from continuing operations up strongly by 34.3% to £51.3m (2007: £38.2m)
- Adjusted EPS up 27.6% to 28.2p (2007: 22.1p)
- Headroom on committed funding facilities of over £380m, with no scheduled maturities until March 2010

Consumer Credit Division

- Continued growth in customer numbers, up by 7.0% from June 2007
- Stable impairment levels throughout the first half of 2008
- Real Personal Finance market test progressing well
- Divisional profit before tax up 6.8% to £50.2m (2007: £47.0m)
- Roll-out of Focus, the new core processing system, and the new agent commission system ahead of plan

Vanquis Bank

- Profit before tax of £3.0m in the first half of 2008, compared to a loss before tax of £4.2m in the first half of 2007
- Stable impairment levels throughout the first half of 2008
- Average net receivables up 50.3% from June 2007 reflecting 29.4% growth in customer numbers
- Underwriting and credit line increase criteria tightened four times in the last twelve months
- Move to expanded call-centre facility on track for completion in late summer

Peter Crook, Chief Executive of Provident Financial, commented:

"I am pleased to report a strong set of half-year results. We have continued to expand customer numbers in both businesses and our responsible approach to lending means that this growth is both sound and profitable.

"Whilst market conditions in the UK non-standard lending market continue to be favourable, we have been responding to the pressure on household incomes from price inflation and a weakening economy. Our decision to be increasingly cautious in our approach to granting new credit over the last 12 months has resulted in the group's businesses delivering high-quality customer and profit growth. The group's strong funding position leaves it well placed to continue doing so through the second half of 2008."

Enquiries:	Today	Thereafter
Media		
David Stevenson, Provident Financial	020 7404 5959	01274 731111
Nigel Prideaux, Brunswick	020 7404 5959	020 7404 5959
Investor Relations		
Stuart Caldwell, Provident Financial	020 7404 5959	01274 731111

Interim management report

Group results

The group has delivered strong results for the first half of 2008. Growth in both customer numbers and in profits has been achieved whilst maintaining a stable arrears profile and adopting an increasingly cautious approach to the granting of new credit to customers, who are experiencing ongoing pressure on their incomes from the rise in food, fuel and utility bills.

Profit before tax from continuing operations was up 34.3% to £51.3m (2007: £38.2m) and adjusted earnings per share was up 27.6% to 28.2p (2007: 22.1p).

The group's funding and liquidity positions remain strong, with its balance sheet showing modest gearing in comparison to its bank covenants and a significant surplus of regulatory capital. Undrawn committed bank facilities of over £380m, with no scheduled maturities until March 2010, are ample for the group to execute in full its internal growth plans.

The interim dividend is maintained at 25.4p per share (2007: 25.4p) reflecting the company's policy set out at the time of the demerger to at least maintain a full year payment of 63.5p per share whilst moving to a target payout ratio of 80% of post-tax profit in the medium term.

Market conditions

The pressure from price inflation on UK households with below average incomes, which has been present for over two years, has continued during 2008 and remains the most important influence on lending decisions. The level of indebtedness amongst the non-standard consumers served by the group's businesses remains relatively low because they have limited access to other forms of credit and the vast majority do not have mortgages. Consequently, the impact of interest rate rises on customers' disposable incomes is limited. The modest rise in UK unemployment in recent months had no discernible impact on the group's customer base during the first half of the year. However, inflationary pressures and the outlook for unemployment have had a strong influence on the cautious stance taken by management over the past year in extending new credit to customers.

Mainstream credit providers continue to tighten their lending criteria, reflecting the prospects of a worsening economic environment and, in some cases, to manage their own liquidity constraints. The past year has also seen a number of near-prime and non-standard unsecured lenders and credit card issuers heavily constrain their lending or withdraw from the market. These are favourable market conditions for Provident Financial which, when combined with the effectiveness of the group's marketing strategies and its strong capital base, is resulting in a significant increase in the flow of applications for the group's credit products. However, volumes of new business written have been consistently moderated by management through greater selectivity and tighter underwriting, which has demonstrably benefited the arrears profile in both of the group's main businesses.

Consumer Credit Division

	Six months ended 30 June		
	2008	2007	Change
	£m	£m	%
Customers numbers ('000)	1,661	1,553	7.0
Average customer receivables	689.5	630.0	9.4

Revenue	324.0	292.0	11.0
Impairment	(121.2)	(107.4)	(12.8)
Revenue less impairment	202.8	184.6	9.9
Impairment % revenue (%)*	*30.4%*	*31.0%*	
Costs	(134.3)	(120.4)	(11.5)
Interest	(18.3)	(17.2)	(6.4)
Profit before tax	50.2	47.0	6.8

** Impairment as a proportion of revenue for the 12 months ended 30 June*

The Home Credit business has seen continued growth in customer numbers for two years. A significant element of this growth has resulted from the investment in marketing through new channels such as the internet and direct mail over this period, although favourable market conditions have also led to additional growth in the level of customer applications more recently. Customer numbers grew by 7.0% over the 12 months to the end of June 2008. The growth in the number of good quality, re-servable customers during the second half of 2007, together with the new customer growth during the first half of the current year have combined to produce revenue and receivables growth of 11.0% and 9.4% respectively.

Growth in customer numbers is being deliberately moderated in order to reinforce credit quality and ensure that there is an appropriate balance between sales growth and the collections capacity of the agent force. Agents are taking a cautious approach in assessing affordability in the light of the adverse impact of price inflation on customers' disposable incomes, supported by the credit application and behavioural scoring systems in which the business has invested over the last two years. A good collections performance throughout the first half of the year produced an annualised impairment charge of 30.4% of revenue, an improvement over the same period last year.

The roll-out of the new core accounting and processing system, known as Focus, is progressing ahead of plan and is currently implemented across approximately 80% of the branch network. Focus provides the platform for a series of business improvement initiatives, including the

new commission scheme for agents, which is also now being rolled-out following the successful conclusion of the field trials in May.

The market test of Real Personal Finance continues to perform well, with around two-thirds of its customers having had a previous relationship with the Home Credit business. Early business metrics, including credit quality, are encouraging. Real Personal Finance is currently operating in 50 locations. A decision on the pace and scale of a national roll-out is to be taken during the third quarter of the year and is likely to commence in early 2009.

Costs rose by 11.5% compared to the prior year, marginally ahead of revenue growth. This represents higher agents' commission and field staff costs due to a strong collections and business performance, together with planned costs associated with the new Focus platform and the market test of Real Personal Finance.

The Consumer Credit Division generated profit before tax of £50.2m in the first half of 2008, up 6.8% on 2007.

Vanquis Bank

	Six months ended 30 June		
	2008	2007	Change
	£m	£m	%
Customers numbers ('000)	374	289	29.4
Average customer receivables	162.0	107.8	50.3
Revenue	42.9	27.8	54.3
Impairment	(16.5)	(12.8)	(28.9)
Revenue less impairment	26.4	15.0	76.0
Impairment % revenue (%)*	*36.8%*	*50.1%*	
Costs	(19.2)	(16.6)	(15.7)

Interest	(4.2)	(2.6)	(61.5)
Profit/(loss) before tax	3.0	(4.2)	n/a

* *Impairment as a proportion of revenue for the 12 months ended 30 June*

Vanquis Bank is experiencing an increasingly strong flow of applications from both the internet and direct mail channels. Customer numbers stood at 374,000 at the end of June, up from 316,000 since the year end and showing year-on-year growth of 29.4%. Average net receivables over the six months to June 2008 were £162.0m, up by 50.3% from June 2007, representing both the growth in customer numbers and credit line increases to existing customers who have established a sound payment history. The growth in receivables, together with the re-pricing of the book early in 2007 and ongoing measures to increase the yield on the book, produced revenue growth of 54.3%.

Vanquis Bank is delivering strong growth whilst, at the same time, adopting an increasingly cautious approach to both accepting new business and increasing existing customers' credit lines. Credit criteria have been tightened on four occasions since last summer. Over 70% of new card applications are being declined, and the granting of credit line increases to customers has become significantly more selective. As a result, the credit quality and the arrears profile have improved compared with 12 months ago and have been very stable through the first half of 2008. Annualised impairment as a percentage of revenue reduced to 36.8%, compared with 50.1% a year ago and 39.7% at the end of 2007. At this level, it is in line with the planned on-going level for the business and provides the confidence to pursue growth of the right quality in what has become an underserved market.

Successful partnerships are being developed with several mainstream card issuers, whose declined internet applications are offered a link to Vanquis Bank's own website. There are also active discussions taking place with a number of other major card issuers to explore similar arrangements. In due course it is likely that these relationships will become an important source of profitable new business.

The transition to new premises for Vanquis Bank's call centre in Chatham is progressing well. The new facility will provide the capability to serve up to 750,000 accounts when fully staffed. At the same time, the business is taking the opportunity to upgrade its IT capability to accommodate future growth. These infrastructure changes will be completed later this summer.

Costs increased by 15.7%, significantly less than revenue growth as the business continues to benefit from further increases in scale. Costs in

the second half of the year will reflect the move to the new Chatham facility, but the increase will continue to trail revenue growth.

Profit before tax in the first half of 2008 was £3.0m, compared to a loss before tax of £4.2m in the first half of 2007.

Yes Car Credit

The collect-out of the Yes Car Credit receivables continues to progress well. At the half-year the receivables book stands at £16.3m, down from £33.3m at the end of 2007. The business incurred a loss before tax of £1.0m in the first half of 2008 (2007: loss of £1.2m) and, as previously indicated, the full year loss in 2008 is expected to be in the region of £3.0m. A similar loss is expected in 2009 with full collect-out of the receivables book and the closure of the collections operation expected towards the end of that year.

Central costs

Central costs in the first half of the year were £1.8m lower than in 2007 as expected following the demerger of International Personal Finance plc. Central interest receivable was £1.8m (2007: £1.1m), in part reflecting the surplus capital currently held by the group. Overall total central costs, after central interest receivable, were £0.9m (2007: £3.4m).

Taxation

The tax rate for the first half of 2008 of 28.5% (2007: 30.1%) is the estimated tax rate for the 2008 financial year and is consistent with the UK corporation tax rate which reduced to 28% in April 2008.

Balance sheet

Net assets as at 30 June 2008 were £280.3m. The level of gearing (calculated to exclude the pension scheme asset and the fair value of derivatives, as required under our funding facilities) stood at 2.9 times, compared to the relevant borrowings covenant of 6.0 times. The reported level of capital adequacy stood at 457% of the Pillar I requirement, comfortably in excess of the Interim Internal Capital Guidance set by the FSA.

Funding and capital

The group remains strongly funded with around £70m of excess equity capital against its target capital structure and over £380m of undrawn committed debt facilities. There are no scheduled maturities until March 2010 and the group is therefore able to execute in full its internal plans, as well as being able to capitalise on current favourable market conditions.

Summary and outlook

Our decision to be increasingly cautious in our approach to granting new credit over the last 12 months has resulted in the group's businesses delivering high-quality customer and profit growth. The group's strong funding position leaves it well placed to continue doing so through the second half of 2008.

Principal risks and uncertainties

A full assessment of the principal risks and uncertainties facing the group, together with the controls and processes which are in place to monitor and mitigate those risks where possible, are set out on pages 48 to 51 and 73 to 75 of the 2007 Annual Report and Financial Statements which is available on the company's website, www.providentfinancial.com. The principal risks and uncertainties for the remaining six months of the financial year are discussed below.

Credit risk

The current external economic conditions of rising food, fuel and utility prices may create pressure on customers' disposable incomes. In addition, there is the risk of rising unemployment in the UK. These conditions present the risk of increased impairment charges for lenders throughout the financial services sector. The group's two primary businesses, Home Credit and Vanquis Bank, are well placed to manage impairment through challenging economic conditions and mitigate the potential risk.

Operational risk

The Consumer Credit Division is in the process of a significant change programme which in 2008 includes rolling-out its new core accounts

processing system, Focus, and introducing a new commission scheme for agents. As with all projects of this nature, there is a potential risk that there is an adverse effect on business processes or trading performance. The risk has been mitigated by assigning responsibility to a formal project committee, applying a rigorous testing programme in a small number of locations prior to evaluating the project and then adopting a phased roll-out process to minimise potential disruption. To date, the roll-out of the Focus field system and the introduction of the new commission scheme are progressing well.

Related party transactions

There have been no changes in the nature of related party transactions as described in note 31 to the 2007 Annual Report and Financial Statements and there have been no new related party transactions which have had a material effect on the financial position or performance of the group in the six months ended 30 June 2008.

Condensed consolidated interim financial information

Consolidated income statement

	Notes	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m
Continuing operations			
Revenue	4	370.1	329.8
Finance costs		(22.6)	(21.1)
Operating costs		(204.4)	(192.1)
Administrative expenses		(91.8)	(78.4)
Total costs		(318.8)	(291.6)
Profit before taxation	4	51.3	38.2
Tax charge	5	(14.6)	(11.5)
Profit after taxation for the period from continuing			

	Notes	2008	2007
operations		36.7	26.7
Discontinued operations			
Profit after taxation for the period from discontinued operations	6	-	78.0
Profit for the period attributable to equity shareholders	11	36.7	104.7

	Notes	Six months ended 30 June 2008 Pence	Six months ended 30 June 2007 Pence
Earnings per share from continuing operations			
Basic	7	28.2	10.4
Diluted	7	28.1	10.3
Earnings per share attributable to equity shareholders			
Basic	7	28.2	40.9
Diluted	7	28.1	40.6
Dividends per share			
Proposed interim dividend	8	25.4	25.4
Paid in the period*	8	38.1	22.0

* The total cost of dividends paid in the period was £50.0m (six months ended 30 June 2007: £56.4m)

Consolidated statement of recognised income and expense

	Notes	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m

Profit for the period attributable to equity shareholders	11	36.7	104.7
Cash flow hedges:			
- net fair value gains		11.2	1.9
- recycled and reported in profit for the period		-	2.8
Actuarial (losses)/gains on retirement benefit asset	10	(6.5)	51.4
Tax charge on items taken directly to equity		(1.3)	(16.8)
Net income recognised directly in equity	11	3.4	39.3
Total recognised income for the period attributable to equity shareholders	11	40.1	144.0

Consolidated balance sheet

	Notes	30 June 2008 £m	31 December 2007 £m	30 June 2007 £m
ASSETS				
Non-current assets				
Goodwill		3.1	3.1	3.1
Other intangible assets		13.8	12.6	26.4
Property, plant and equipment		30.5	28.7	57.2
Financial assets:				
- amounts receivable from customers	9	58.2	71.8	93.0
- derivative financial instruments		7.6	-	1.0
Retirement benefit asset	10	57.9	61.5	68.6
Deferred tax assets		10.0	11.4	41.6
		181.1	189.1	290.9
Current assets				

Financial assets:				
- amounts receivable from customers	9	837.3	853.6	1,061.2
- derivative financial instruments		-	0.7	1.9
- cash and cash equivalents		23.0	23.4	69.9
Trade and other receivables		16.1	19.9	30.1
		876.4	897.6	1,163.1
Total assets		1,057.5	1,086.7	1,454.0
LIABILITIES				
Current liabilities				
Financial liabilities:				
- bank and other borrowings		(10.1)	(41.0)	(165.8)
- derivative financial instruments		(0.2)	(12.5)	(13.6)
Trade and other payables		(51.4)	(70.1)	(92.8)
Current tax liabilities		(30.2)	(29.9)	(31.3)
Provisions		(0.8)	(0.8)	(1.3)
		(92.7)	(154.3)	(304.8)
Non-current liabilities				
Financial liabilities:				
- bank and other borrowings		(644.4)	(592.7)	(639.4)
- derivative financial instruments		(19.6)	(24.3)	(28.6)
Provisions		(1.8)	(2.0)	-
Deferred tax liabilities		(18.7)	(17.5)	(30.4)
		(684.5)	(636.5)	(698.4)
Total liabilities		(777.2)	(790.8)	(1,003.2)
NET ASSETS	4	280.3	295.9	450.8

SHAREHOLDERS' EQUITY

Called-up share capital	11	27.2	27.2	26.7
Share premium account	11	133.0	132.7	117.6
Other reserves	11	2.2	0.1	10.4
Retained earnings	11	117.9	135.9	296.1
TOTAL EQUITY	11	280.3	295.9	450.8

Consolidated cash flow statement

	Notes	Six months ended 30 June 2008 £m	2007 £m
Cash flows from continuing operations			
Cash generated from operations		96.5	159.9
Finance costs paid		(25.8)	(27.7)
Tax paid		(13.0)	(2.0)
Net cash generated from continuing operating activities		57.7	130.2
Net cash used in discontinued operating activities	6	-	(34.3)
Net cash generated from operating activities		57.7	95.9
Cash flows from investing activities in continuing operations			
Purchases of property, plant and equipment		(5.7)	(1.0)
Proceeds from disposal of property, plant and equipment		0.3	0.2
Purchases of intangible assets		(1.6)	(3.8)
Net cash used in investing activities in continuing operations		(7.0)	(4.6)
Net cash used in investing activities in discontinued operations	6	-	(199.0)
Net cash used in investing activities		(7.0)	(203.6)

Cash flows from financing activities in continuing operations			
Proceeds from borrowings		60.7	12.5
Repayment of borrowings		(54.7)	(100.2)
Dividends paid to company shareholders	8	(50.0)	(56.4)
Proceeds from issue of share capital		0.3	7.0
Purchases of own shares	11	(8.7)	-
Proceeds from vesting of shares	11	-	0.4
Net cash used in financing activities in continuing operations		(52.4)	(136.7)
Net cash used in financing activities in discontinued operations	6	-	(126.9)
Net cash used in financing activities		(52.4)	(263.6)
Net decrease in cash and cash equivalents in continuing operations		(1.7)	(11.1)
Net decrease in cash and cash equivalents in discontinued operations	6	-	(360.2)
Net decrease in cash and cash equivalents		(1.7)	(371.3)
Cash and cash equivalents at beginning of period		14.6	431.6
Exchange losses on cash and cash equivalents - discontinued operations		-	(0.1)
Cash and cash equivalents at end of period		12.9	60.2
Cash and cash equivalents at end of period comprise:			
Cash at bank and in hand		23.0	47.9
Short-term deposits		-	22.0
Cash and cash equivalents		23.0	69.9
Overdrafts (held in bank and other borrowings)		(10.1)	(9.7)
Total cash and cash equivalents		12.9	60.2

Reconciliation of profit after taxation from continuing operations to cash generated from continuing operations

	Six months ended 30 June 2008 £m	2007 £m
Profit after taxation from continuing operations	36.7	26.7
Adjusted for:		
Tax charge	14.6	11.5
Finance costs	22.6	21.1
Share-based payment charge	2.7	0.9
Retirement benefit (credit)/charge (note 10)	(0.5)	0.5
Amortisation of intangible assets	0.4	0.1
Depreciation of property, plant and equipment	3.5	2.9
Loss on disposal of property, plant and equipment	0.1	0.6
Changes in operating assets and liabilities:		
Amounts receivable from customers	29.9	102.7
Trade and other receivables	3.3	3.6
Trade and other payables	(15.0)	(7.0)
Retirement benefit asset	(2.4)	(2.2)
Derivative financial instruments	0.8	(1.0)
Provisions	(0.2)	(0.5)
Cash generated from continuing operations	96.5	159.9

Notes to the condensed consolidated interim financial information

1. General information

The company is a limited liability company incorporated and domiciled in the UK. The address of its registered office is Colonnade, Sunbridge Road, Bradford, BD1 2LQ.

The company is listed on the London Stock Exchange.

The condensed consolidated interim financial information does not constitute the statutory financial statements of the group within the meaning of Section 240 of the Companies Act 1985. The statutory financial statements for the year ended 31 December 2007 were approved by the board of directors on 4 March 2008 and have been delivered to the Registrar of Companies. The report of the auditors on those financial statements was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 237 of the Companies Act 1985.

The condensed consolidated interim financial information will be published on the company's website, www.providentfinancial.com, in addition to the normal paper version. The maintenance and integrity of the Provident Financial website is the responsibility of the directors and the work carried out by the auditors does not involve consideration of these matters. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

The condensed consolidated interim financial information for the six months ended 30 June 2008 has been reviewed, not audited, and was approved for issue by the board of directors on 30 July 2008.

2. Basis of preparation

The condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, 'Interim financial reporting' as adopted by the European Union. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007 which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

3. Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

Taxes on profits in interim periods are accrued using the tax rate that would be applicable to expected total annual profits.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2008, but do not have any impact on the group:

- IFRIC 12, 'Service concession arrangements'.

- IFRIC 14, 'IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction'.

The group adopted IFRIC 11, 'IFRS 2 - Group and treasury share transactions' in its annual financial statements for the year ended 31 December 2006, prior to its mandatory adoption on 1 January 2008.

The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year beginning 1 January 2008 and have not been early adopted:

- IFRS 8, 'Operating segments', effective for accounting periods beginning on or after 1 January 2009. IFRS 8 replaces IAS 14, 'Segment reporting', and requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. The implementation of the standard is not expected to have a material impact on the presentation of segments currently used by the group.

- IAS 23 (amendment), 'Borrowing costs', effective for accounting periods beginning on or after 1 January 2009. This amendment has no impact on the group as it currently applies a policy of capitalising borrowing costs.

- IFRS 2 (amendment), 'Share-based payment', effective for accounting periods beginning on or after 1 January 2009. The group is

assessing the impact of changes to vesting conditions and cancellations on the group's SAYE schemes.

- IFRS 3 (amendment), 'Business combinations' and consequential amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates' and IAS 31, 'Interests in joint ventures', effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first accounting period beginning on or after 1 July 2009. The group is assessing the impact of the new requirements regarding acquisition accounting and consolidation on the group. The group does not have any associates or joint ventures.

- IAS 1 (amendment), 'Presentation of financial statements', effective for accounting periods beginning on or after 1 January 2009. The group is in the process of developing pro-forma accounts under the revised disclosure requirements of this standard.

- IAS 32 (amendment), 'Financial instruments: presentation', and consequential amendments to IAS 1, 'Presentation of financial statements', effective for accounting periods beginning on or after 1 January 2009. This is not relevant to the group as it does not have any puttable instruments.

- IFRIC 13, 'Customer loyalty programmes', effective for accounting periods beginning on or after 1 July 2008. This is not relevant to the group as it does not have any customer loyalty programmes.

- IFRIC 15, 'Agreements for the construction of real estate', effective for accounting periods beginning on or after 1 January 2009. This is not relevant to the group.

- IFRIC 16, 'Hedges of a net investment in a foreign operation', effective for accounting periods beginning on or after 1 October 2008.

This is not applicable to the group as it does not have any overseas subsidiaries.

4. Segment information

	Revenue		Profit/(loss) before taxation	
	Six months ended 30 June		Six months ended 30 June	
	2008	2007	2008	2007
	£m	£m	£m	£m
Continuing operations				
Consumer Credit Division	324.0	292.0	50.2	47.0
Vanquis Bank	42.9	27.8	3.0	(4.2)
Yes Car Credit	3.2	10.0	(1.0)	(1.2)
	370.1	329.8	52.2	41.6
Central - costs	-	-	(2.7)	(4.5)
- interest receivable	-	-	1.8	1.1
Total central	-	-	(0.9)	(3.4)
Total continuing operations	370.1	329.8	51.3	38.2

All of the above activities relate to continuing operations as defined in IFRS 5, 'Non-current assets held for sale and discontinued operations'. Consistent with the treatment in prior years, the Yes Car Credit operation has been classified as part of continuing operations on the basis that revenue and impairment will continue to be generated from the loan book until it has been fully collected-out.

Revenue between business segments is not material. All of the group's operations operate in the UK and Republic of Ireland.

Net assets/(liabilities)		
30 June	31 December	30 June
2008	2007	2007

	£m	£m	£m
Continuing operations			
Consumer Credit Division	205.9	209.6	201.7
Vanquis Bank	33.4	28.6	34.3
Yes Car Credit	(41.6)	(41.9)	(39.6)
Central	82.6	99.6	89.7
Total continuing operations	280.3	295.9	286.1
Discontinued operations - International	-	-	164.7
Total group	280.3	295.9	450.8

5. Tax charge

The tax charge for the period has been calculated by applying the directors' best estimate of the effective tax rate for the year, which is 28.5% (six months ended 30 June 2007: 30.1%), to the profit before tax for the period.

6. Discontinued operations

The demerger of the companies forming the international business was completed on 16 July 2007 and the disposal of the companies forming the insurance business was completed on 15 June 2007. Accordingly, these businesses have been presented as discontinued operations in accordance with IFRS.

The profit after taxation attributable to discontinued operations can be analysed as follows:

	Six months ended 30 June	
	2008	2007
	£m	£m
Profit after taxation for the period from the trading activities of the international business	-	12.7
Demerger costs, net of tax credit	-	(11.3)

	-	1.4
Profit after taxation for the period from the trading activities of the insurance business	-	8.2
Profit after taxation on disposal of the insurance business	-	68.4
	-	76.6
Profit after taxation for the period from discontinued operations	-	78.0

The profit after taxation for the period from the trading activities of the international business can be analysed as follows:

	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m
Revenue	-	191.6
Finance income	-	3.8
Total income	-	195.4
Finance costs	-	(15.3)
Operating costs	-	(79.2)
Administrative expenses	-	(82.8)
Total costs	-	(177.3)
Profit before taxation for the period from trading activities	-	18.1
Tax charge	-	(5.4)
Profit after taxation for the period from trading activities	-	12.7

The revenue and profit before taxation for the period from the trading activities of the international business can be further analysed into the following geographical segments:

	Revenue Six months ended 30 June	Profit/(loss) before taxation Six months ended 30 June

	2008 £m	2007 £m	2008 £m	2007 £m
Central Europe	-	173.1	-	31.9
Mexico	-	17.1	-	(6.9)
Romania	-	1.4	-	(1.9)
UK and Republic of Ireland	-	-	-	(5.0)
Total	-	191.6	-	18.1

The net assets of the international business on demerger were £165.9m. As the divestment was accounted for as a demerger in the form of a dividend in specie, there was no gain or loss recognised in the income statement. There was no tax charge/credit arising as a result of the demerger.

No demerger costs arose in the six months ended 30 June 2008. In the six months ended 30 June 2007 demerger costs amounted to £11.3m comprising gross demerger costs of £11.8m net of a tax credit of £0.5m.

The profit after taxation for the period from the trading activities of the insurance business can be analysed as follows:

	Six months ended 30 June 2008 £m	2007 £m
Revenue	-	61.8
Finance income	-	7.4
Total income	-	69.2
Operating costs	-	(49.0)
Administrative expenses	-	(8.4)
Total costs	-	(57.4)
Profit before taxation for the period from trading activities	-	11.8
Tax charge	-	(3.6)
Profit after taxation for the period from trading activities	-	8.2

All of the above insurance activities relate to activities in the UK and Republic of Ireland.

The profit after taxation on disposal of the insurance business on 15 June 2007 can be analysed as follows:

	£m
Sales proceeds	170.5
Termination of interest rate swaps	(6.9)
Section 75 pension contribution (note 10)	(3.4)
Disposal costs	(8.1)
Tax recovered from purchaser	2.0
Net cash consideration	154.1
Retirement benefit curtailment credit (note 10)	2.9
Share-based payment charge	(0.6)
Increase in retirement benefit asset following Section 75 pension contribution (note 10)	3.4
Net assets on disposal	(90.5)
Profit before taxation on disposal of the insurance business	69.3
Tax charge	(0.9)
Profit after taxation on disposal of the insurance business	68.4

The interest rate swaps were held to hedge the interest rate risk on the investment funds held by the insurance business. These swaps were terminated on disposal at a cost of £6.9m.

The Section 75 pension contribution represented a reduction in consideration for the payment of £3.4m of pension contributions into the group's defined benefit pension schemes by the insurance business following disposal. The group's retirement benefit asset increased by a corresponding amount (see note 10).

Disposal costs of £8.1m comprised professional fees and the cost of bonuses for the senior management team of the insurance business.

The tax recovered from the purchaser of £2.0m represented an adjustment to the consideration to reflect tax relief obtained by the purchaser.

The retirement benefit curtailment credit of £2.9m arose as a result of the reduction in the group's projected defined benefit obligation following the insurance business employees ceasing to be active members of the group's pension schemes (see note 10).

A deferred tax liability of £0.9m was recognised on the pension curtailment credit and the Section 75 pension contribution.

The share-based payment charge of £0.6m represented the crystallisation of the share options of the insurance business management team as a result of the disposal.

No tax liability arose on the disposal of the insurance business due to the availability of the Substantial Shareholdings Exemption.

The cashflows from discontinued operations were as follows:

	Six months ended 30 June	
	2008	2007
	£m	£m
Profit after taxation from discontinued operations	-	78.0
Adjusted for:		
Tax charge	-	9.4
Finance costs	-	15.3
Finance income	-	(11.2)
Share-based payment charge	-	0.3
Retirement benefit charge (note 10)	-	0.1
Amortisation of intangible assets	-	11.6
Depreciation of property, plant and equipment	-	4.6
Profit on disposal of property, plant and equipment	-	(0.4)
Profit on disposal of insurance business	-	(69.3)

Changes in operating assets and liabilities:		
Amounts receivable from customers	-	(24.3)
Trade and other receivables	-	(4.1)
Insurance assets	-	(23.4)
Trade and other payables	-	9.3
Insurance accruals and deferred income	-	(6.8)
Retirement benefit asset	-	(0.4)
Derivative financial instruments	-	(1.0)
Cash used in discontinued operations	-	(12.3)
Finance costs paid	-	(17.7)
Finance income received	-	10.9
Tax paid	-	(15.2)
Net cash used in discontinued operating activities	-	(34.3)
Purchases of property, plant and equipment	-	(10.6)
Proceeds from disposal of property, plant and equipment	-	2.6
Purchases of intangible assets	-	(0.3)
Proceeds from disposal of insurance business, net of cash and cash equivalents disposed of	-	(190.7)
Net cash used in investing activities in discontinued operations	-	(199.0)
Proceeds from borrowings	-	54.8
Repayment of borrowings	-	(181.7)
Net cash used in financing activities in discontinued operations	-	(126.9)
Net decrease in cash and cash equivalents in discontinued operations	-	(360.2)

7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, excluding own shares held, which are treated, for this purpose, as being cancelled.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. For share options and awards, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options and awards. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and awards.

Reconciliations of basic and diluted EPS for continuing operations, the total group and discontinued operations are set out below:

	Six months ended 30 June					
	2008			2007		
	Earnings £m	Weighted average number of shares m	Per share amount Pence	Earnings £m	Weighted average number of shares m	Per share amount Pence
EPS from continuing operations						
Shares in issue during the period		131.2			256.5	
Own shares held		(1.2)			(0.3)	
Basic EPS from continuing operations	36.7	130.0	28.2	26.7	256.2	10.4
Dilutive effect of share options and awards	-	0.7	(0.1)	-	2.0	(0.1)
Diluted EPS from continuing operations	36.7	130.7	28.1	26.7	258.2	10.3

EPS attributable to equity shareholders

Shares in issue during the period		131.2			256.5	
Own shares held		(1.2)			(0.3)	
Basic EPS attributable to equity shareholders	36.7	130.0	28.2	104.7	256.2	40.9
Dilutive effect of share options and awards	-	0.7	(0.1)	-	2.0	(0.3)
Diluted EPS attributable to equity shareholders	36.7	130.7	28.1	104.7	258.2	40.6
EPS from discontinued operations						
Shares in issue during the period		131.2			256.5	
Own shares held		(1.2)			(0.3)	
Basic EPS from discontinued operations	-	130.0	-	78.0	256.2	30.4
Dilutive effect of share options and awards	-	0.7	-	-	2.0	(0.2)
Diluted EPS from discontinued operations	-	130.7	-	78.0	258.2	30.2

The directors have elected to show an adjusted EPS from continuing operations after restating the weighted average number of shares in issue in 2007 to take account of the one for two share consolidation which accompanied the demerger of the international business on 16 July 2007 as though it had occurred on 1 January 2007. In addition, in order to show the EPS generated by the group's underlying operations, the directors have elected to restate central costs from £4.5m to £2.0m in the six months ended 30 June 2007 to reflect the ongoing cost of running the central corporate function following demerger. A reconciliation of basic and diluted EPS from continuing operations to adjusted basic and diluted EPS from continuing operations is as follows:

Six months ended 30 June

	2008 Earnings £m	2008 Weighted average number of shares m	2008 Per share amount Pence	2007 Earnings £m	2007 Weighted average number of shares m	2007 Per share amount Pence
Basic EPS from continuing operations	36.7	130.0	28.2	26.7	256.2	10.4
Share consolidation adjustment	-	-	-	-	(127.3)	10.3
Central costs adjustment, net of tax at 30%	-	-	-	1.8	-	1.4
Adjusted basic EPS from continuing operations	36.7	130.0	28.2	28.5	128.9	22.1
Diluted EPS from continuing operations	36.7	130.7	28.1	26.7	258.2	10.3
Share consolidation adjustment	-	-	-	-	(127.3)	10.1
Central costs adjustment, net of tax at 30%	-	-	-	1.8	-	1.4
Adjusted diluted EPS from continuing operations	36.7	130.7	28.1	28.5	130.9	21.8

8. Dividends

	Pence per share	Six months ended 30 June 2008 £m	2007 £m
2006 final	- 22.0	-	56.4
2007 final	- 38.1	50.0	-
Dividends paid		50.0	56.4

The 2007 final dividend of 38.1p per share was based on the number of shares in issue following the one for two share consolidation which took place on 16 July 2007 in conjunction with the demerger of the international business. The final dividend per share in respect of 2006 was based on the shares in issue prior to the share consolidation.

The directors have declared an interim dividend in respect of the six months ended 30 June 2008 of 25.4p per share (six months ended 30 June 2007: 25.4p) which will amount to a dividend payment of £33.3m (2007: £33.0m). This dividend is not reflected in the balance sheet as it will be paid after the balance sheet date.

9. Amounts receivable from customers

	30 June 2008 £m	31 December 2007 £m	30 June 2007 £m
Continuing operations			
Consumer Credit Division	701.7	749.0	623.9
Vanquis Bank	177.5	143.1	114.3
Yes Car Credit	16.3	33.3	60.8
Total continuing operations	895.5	925.4	799.0
Discontinued operations - International	-	-	355.2
Total group	895.5	925.4	1,154.2

Analysed as:

- due within one year	837.3	853.6	1,061.2
- due in more than one year	58.2	71.8	93.0
	895.5	925.4	1,154.2

Of the amounts receivable from customers due within one year, £837.3m (31 December 2007: £853.6m, 30 June 2007: £723.9m) relates to continuing operations and £nil (31 December 2007: £nil, 30 June 2007: £337.3m) relates to discontinued operations. Of the amounts receivable from customers due in more than one year, £58.2m (31 December 2007: £71.8m, 30 June 2007: £75.1m) relates to continuing operations and £nil (31 December 2007: £nil, 30 June 2007: £17.9m) relates to discontinued operations.

The impairment charge in respect of amounts receivable from customers reflected within operating costs can be analysed as follows:

	Six months ended 30 June	
	2008	2007
	£m	£m
Continuing operations		
Consumer Credit Division	121.2	107.4
Vanquis Bank	16.5	12.8
Yes Car Credit	1.1	5.5
Total continuing operations	138.8	125.7
Discontinued operations - International	-	41.8
Total group	138.8	167.5

10. Retirement benefit asset

The group operates a number of UK-based pension schemes. The two major defined benefit schemes are the Provident Financial Senior Pension Scheme ('the senior pension scheme') and the Provident Financial Staff Pension Scheme ('the staff pension scheme'). The schemes cover 65% of employees with company-provided pension arrangements and are of the funded, defined benefit type providing retirement benefits based on final salary. Following a full group review of pension scheme arrangements during 2005, from 1 April 2006 members were

provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The most recent actuarial valuations of scheme assets and the present value of the defined benefit obligation were carried out as at 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19, 'Employee benefits' has been based on the results of these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at the balance sheet date. Scheme assets are stated at fair value as at the balance sheet date.

The net retirement benefit asset recognised in the balance sheet of the group is as follows:

	30 June 2008 £m	31 December 2007 £m	30 June 2007 £m
Fair value of scheme assets	440.4	465.7	491.5
Present value of funded defined benefit obligations	(382.5)	(404.2)	(422.9)
Net retirement benefit asset recognised in the balance sheet	57.9	61.5	68.6

The amounts recognised in the income statement are as follows:

	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m
Current service cost	(2.9)	(3.5)
Interest cost	(11.5)	(11.5)
Expected return on scheme assets	14.9	14.4
Net credit/(charge) before curtailment credit	0.5	(0.6)
Curtailment credit	-	2.9
Net credit recognised in the income statement	0.5	2.3

The net credit/(charge) before curtailment credit for the six months ended 30 June 2008 has been included within administrative expenses and comprises a credit of £0.5m in respect of continuing operations (six months ended 30 June 2007: charge of £0.5m) and a charge of £nil in respect of discontinued operations (six months ended 30 June 2007: charge of £0.1m).

Following the disposal of the insurance business on 15 June 2007, the relevant employees of the insurance business ceased to be active members of the group's pension schemes. Accordingly their benefits are no longer linked to future salary increases and therefore the projected defined benefit obligation relating to them is less than that anticipated prior to the disposal. The reduction in the projected defined benefit obligation of £2.9m was recognised as a curtailment credit in the consolidated income statement in the six months ended 30 June 2007. This amount was included within the profit on disposal of the insurance business (see note 6).

Movements in the fair value of scheme assets were as follows:

	Six months ended 30 June	
	2008	2007
	£m	£m
Fair value of scheme assets at 1 January	465.7	467.9
Expected return on assets	14.9	14.4
Actuarial (losses)/gains on scheme assets	(37.6)	6.5
Section 75 contribution on disposal of insurance business	-	3.4
Contributions by the group	2.4	2.6
Contributions paid by scheme participants	1.3	1.6
Net benefits paid out	(6.3)	(4.9)
Fair value of scheme assets at 30 June	440.4	491.5

The Section 75 contribution on disposal of the insurance business of £3.4m was the statutory pension debt arising as a result of the insurance business ceasing to participate in the group's pension schemes following sale. It was calculated in accordance with Section 75 of the Pensions Act 1995.

Movements in the present value of the defined benefit obligation were as follows:

	Six months ended 30 June	
	2008	2007
	£m	£m
Defined benefit obligation at 1 January	(404.2)	(459.0)
Current service cost	(2.9)	(3.5)
Interest cost	(11.5)	(11.5)
Curtailment credit	-	2.9
Contributions paid by scheme participants	(1.3)	(1.6)
Actuarial gains on scheme liabilities	31.1	44.9
Net benefits paid out	6.3	4.9
Defined benefit obligation at 30 June	(382.5)	(422.9)

The principal actuarial assumptions used at the balance sheet date were as follows:

	30 June 2008	31 December 2007	30 June 2007
	%	%	%
Price inflation	4.00	3.40	3.40
Rate of increase in pensionable salaries	5.57	4.97	4.90
Rate of increase to pensions in payment	4.00	3.40	3.30
Discount rate	6.40	5.70	5.70

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. The group continues to use the PA92 series of standard tables combined with the medium cohort improvement factors for projecting mortality. In more simple terms, for members of the staff scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior scheme it is assumed that members who retire in the future at age 60 will live on average for a

further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the net retirement benefit asset would have reduced by approximately £17m (31 December 2007: £18m, 30 June 2007: £18m).

An analysis of amounts recognised in the consolidated statement of recognised income and expense (SORIE) is as follows:

	Six months ended 30 June 2008 £m	2007 £m
Actuarial (losses)/gains on scheme assets	(37.6)	6.5
Actuarial gains on scheme liabilities	31.1	44.9
Total (loss)/gain recognised in the SORIE in the period	(6.5)	51.4

11. Consolidated statement of changes in shareholders' equity

	Called-up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
Balance at 1 January 2007	26.5	110.8	5.7	211.0	354.0
Cash flow hedges:					
- net fair value gains	-	-	1.9	-	1.9
- recycled and reported in profit for the period	-	-	2.8	-	2.8
Actuarial gains on retirement benefit asset	-	-	-	51.4	51.4
Tax charge on items taken directly to equity	-	-	(1.4)	(15.4)	(16.8)
Net income recognised directly in equity	-	-	3.3	36.0	39.3
Profit for the period	-	-	-	104.7	104.7
Total recognised income for the period	-	-	3.3	140.7	144.0

Issue of share capital	0.2	6.8	-	-	7.0
Treasury shares adjustment - vesting of shares	-	-	0.4	-	0.4
Share-based payment adjustments:					
- share-based payment charge	-	-	1.8	-	1.8
- transfer of share-based payment reserve	-	-	(0.8)	0.8	-
Dividends	-	-	-	(56.4)	(56.4)
Balance at 30 June 2007	26.7	117.6	10.4	296.1	450.8
Balance at 1 July 2007	26.7	117.6	10.4	296.1	450.8
Cash flow hedges - net fair value losses	-	-	(0.2)	-	(0.2)
Actuarial losses on retirement benefit asset	-	-	-	(5.1)	(5.1)
Tax credit on items taken directly to equity	-	-	0.1	1.5	1.6
Impact of change in UK tax rate	-	-	-	0.8	0.8
Net expense recognised directly in equity	-	-	(0.1)	(2.8)	(2.9)
Profit for the period	-	-	-	33.7	33.7
Total recognised (expense)/income for the period	-	-	(0.1)	30.9	30.8
Issue of share capital	0.5	15.1	-	-	15.6
Treasury shares adjustments:					
- purchases of shares	-	-	(6.5)	-	(6.5)
- vesting of shares	-	-	1.7	-	1.7
- transfer of treasury shares reserve	-	-	2.6	(2.6)	-
Share-based payment adjustments:					
- share-based payment charge	-	-	7.0	-	7.0
- cash settlement in respect of share-based payments	-	-	(3.8)	-	(3.8)
- transfer of share-based payment reserve	-	-	(4.9)	4.9	-
- deferred tax on share-based payment reserve transfer	-	-	-	(0.8)	(0.8)

Dividends	-	-	-	(33.0)	(33.0)
Demerger of international business - dividend in specie	-	-	-	(165.9)	(165.9)
Transfer of foreign exchange reserve on demerger of international business	-	-	(6.3)	6.3	-
Balance at 31 December 2007	27.2	132.7	0.1	135.9	295.9
Balance at 1 January 2008	27.2	132.7	0.1	135.9	295.9
Cash flow hedges - net fair value gains	-	-	11.2	-	11.2
Actuarial losses on retirement benefit asset	-	-	-	(6.5)	(6.5)
Tax (charge)/credit on items taken directly to equity	-	-	(3.1)	1.8	(1.3)
Net income/(expense) recognised directly in equity	-	-	8.1	(4.7)	3.4
Profit for the period	-	-	-	36.7	36.7
Total recognised income for the period	-	-	8.1	32.0	40.1
Issue of share capital	-	0.3	-	-	0.3
Treasury shares adjustment - purchases of own shares	-	-	(8.7)	-	(8.7)
Share-based payment adjustment - share-based payment charge	-	-	2.7	-	2.7
Dividends	-	-	-	(50.0)	(50.0)
Balance at 30 June 2008	27.2	133.0	2.2	117.9	280.3

12. Seasonality

The group's peak period of lending to customers is in the lead up to the Easter holidays in the first half of each financial year and then more significantly in the lead up to Christmas in the second half of the financial year. Accordingly, in 2007 approximately 60% of Home Credit loans issued by the Consumer Credit Division were made in the second half of the financial year and the group's peak borrowing requirement arose in December. In addition, the group's accounting policies relating to revenue and impairment are an important influence on the

recognition of the group's profit between the first and second halves of the financial year. The interest income earned from loans and receivables is spread on an effective yield basis over the contractual term of the group's loans and receivables resulting in revenue being split broadly evenly between the first and second halves of the financial year, notwithstanding that the larger proportion of credit is issued in the second half of the financial year. The accounting policy relating to the impairment of customer receivables requires impairments to be made only when there is objective evidence of impairment of a customer balance, such as a missed payment. This results in the group's largest impairment charges arising early in each financial year when customers default on loans they received in the lead up to Christmas. Accordingly, the impairment charge is typically higher in the first half of the financial year. In 2007, the first half impairment charge in the Consumer Credit Division represented approximately 60% of the full year impairment charge.

The analysis set out above relates to the Consumer Credit Division only. Vanquis Bank is still in a rapid growth phase and at this stage of its development the influence of its rapid growth has a much more significant influence on the profits reported by the business during the financial year than the underlying seasonality.

Statement of directors' responsibilities

The directors confirm that the condensed consolidated interim financial information has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

- An indication of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated interim financial information, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
- Material related party transactions that have occurred in the first six months of the financial year and any material changes in the related party transactions described in the last annual report and financial statements.

The directors of Provident Financial plc are listed in the 2007 Annual Report and Financial Statements. There have been no changes in directors during the six months ended 30 June 2008.

By order of the board

Peter Crook - Chief Executive   Andrew Fisher - Finance Director

30 July 2008

Auditors' review report

Independent review report to Provident Financial plc

Introduction
We have been engaged by the company to review the condensed consolidated interim financial information in the interim report for the six months ended 30 June 2008, which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial information.

Directors' responsibilities
The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated interim financial information included in this interim report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial information in the interim report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the

Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information in the interim report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
Leeds

30 July 2008

Information for shareholders

1. The shares will be marked ex-dividend on 5 November 2008.

2. The interim report will be posted to shareholders on 12 August 2008.

3. The interim dividend will be paid on 28 November 2008 to shareholders on the register at the close of business on 7 November 2008. Dividend warrants/vouchers will be posted on 26 November 2008.

Ref: 3874A
Released: 1634

Provident Financial plc - Voting Rights and Capital

In accordance with the Financial Services Authority's Disclosure and Transparency Rule 5.6.1., Provident Financial plc hereby gives notice that as at 31 July 2008, the company's issued share capital consisted of 131,243,361 ordinary shares of 20 8/11p each, with voting rights. Provident Financial plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Provident Financial plc is 131,243,361.

The above figure (131,243,361) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Provident Financial plc under the Financial Services Authority's Disclosure and Transparency Rules.

K J Mullen
Company Secretary and General Counsel
Tel: 01274 731111 ext. 2313

Ref: 7082A
Released 16:02

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Provident Financial plc**

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):______________	**No**

3. Full name of person(s) subject to notification obligation:	**Standard Life Investments Limited**
4. Full name of shareholder(s) (if different	**Vidacos Nominees**

from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**1 August 2008**
6. Date on which issuer notified:	**4 August 2008**
7. Threshold(s) that is/are crossed or reached:	**9%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B1Z4ST84	11,815,303	11,815,303	11,795,782	6,760,284	5,035,498	5.151%	3.837%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
11,795,782	8.988%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	**Emma G Versluys** **Deputy Company Secretary**
15. Contact telephone number:	**01274 731111 ext 2569**

E. Versluys
1558

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Provident Financial plc**

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	

3. Full name of person(s) subject to notification obligation:	**Morgan Stanley (Institutional Securities Group and Global Wealth Management)**

Ref: 8848A
Released 14:16hrs
E. Kelly
7 August
1314

4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**5 August 2008**
6. Date on which issuer notified:	**6 August 2008**
7. Threshold(s) that is/are crossed or reached:	**6%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares (If possible use ISIN code)	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B1Z4ST84	Below 3%	Below 3%	8,503,869	8,503,869		6.48%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
8,503,869	6.48%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Morgan Stanley Securities Limited 8,503,869 6.48%

Proxy Voting:	
10. Name of proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

13. Additional information:	
14 Contact name:	Emma G Versluys Deputy Company Secretary
15. Contact telephone number:	01274 731111 ext. 2569

PROVIDENT FINANCIAL

COLONNADE, SUNBRIDGE ROAD, BRADFORD BD1 2LQ
TELEPHONE: +44(0)1274 731111 FAX: +44(0)1274 727300
EMAIL: enquiries@providentfinancial.com

Our ref: SMC / KJM

17 September 2008

David Gubbini, Esq.
Foley & Lardner LLP
500 Woodward Avenue
27th Floor
Detroit, Michigan 48098
UNITED STATES OF AMERICA

Dear David,

Further to our recent discussions with Patrick Daugherty, please find attached the documents which comprise Exhibit B to the Section 12g3-(2b) application.

I should be grateful if you could acknowledge safe receipt of these documents.

If you have any queries in relation to this, please do not hesitate to call me.

Kind regards.

Yours sincerely,

Stuart Caldwell
Group Treasurer & Head of Investor Relations

RECEIVED

2008 SEP 26 A 7:17

[illegible] OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	668987
Company name in full	Provident Financial plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	01	2007	17	01	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	41,000	42,823	22,246
Nominal value of each share	10 and 4/11p	10 and 4/11p	10 and 4/11p
Amount (if any) paid or due on each share (including any share premium)	521.5p	644p	520p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Kenneth R McPartland	Class of shares allotted	Number allotted
Address: Ibsenova 1, Prague 120,00	Ordinary	10,000
Czech Republic	Ordinary	0
UK Postcode	Ordinary	0
Name(s): David Parkinson	Class of shares allotted	Number allotted
Address: Javorova 613, Pruhonice 25,243	Ordinary	10,000
Prague, Czech Republic	Ordinary	6,211
UK Postcode	Ordinary	0
Name(s): Frederick W Forfar	Class of shares allotted	Number allotted
Address: Dale Moor, Middleton Avenue	Ordinary	0
Ilkely, West Yorkshire	Ordinary	12,018
UK Postcode LS29 0AD	Ordinary	22,246
Name(s): Robert J Glen	Class of shares allotted	Number allotted
Address: 5 High Meadows, Wilsden	Ordinary	15,000
Bradford, West Yorkshire	Ordinary	7,763
UK Postcode BD15 0HN	Ordinary	0
Name(s): David M Kennedy	Class of shares allotted	Number allotted
Address: The Gables, Baildon	Ordinary	0
Shipley, West Yorkshire	Ordinary	8,617
UK Postcode BD17 6DG	Ordinary	0

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 19/1/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

H. Renee Ford Provident Financial plc	
Colonnade, Sunbridge Road	
Bradford, BD1 2LQ	Tel 01274377995
DX number	DX exchange

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
David E S Broadbent		
Address		
Lightcliffe Royd Farm, Lightcliffe Royd Lane	Ordinary	6,000
Barkisland, West Yorkshire	Ordinary	0
UK Postcode HX4 0BN	Ordinary	0
Name(s)	Class of shares allotted	Number allotted
Jonathan Rothwell		
Address		
13 Glebe Field, Lower Almondsbury	Ordinary	0
Bristol, Avon	Ordinary	8,214
UK Postcode BS12 4DL	Ordinary	0
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	668987
Company name in full	Provident Financial plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	01	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,329		
Nominal value of each share	10 and 4/11p		
Amount (if any) paid or due on each share (including any share premium)	622p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Frederick W Forfar Address: Dale Moor, Middleton Avenue Ilkely, West Yorkshire UK Postcode LS29 0AD	Class of shares allotted: Ordinary	Number allotted: 2,329
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/1/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

H. Renee Ford Provident Financial plc	
Colonnade, Sunbridge Road	
Bradford, BD1 2LQ	Tel 01274377995
DX number	DX exchange

PROVIDENT FINANCIAL

COLONNADE, SUNBRIDGE ROAD, BRADFORD BD1 2LQ
TELEPHONE: +44(0)1274 731111 FAX: +44(0)1274 734397
EMAIL: enquiries@providentfinancial.com

22 January 2007

Registrar of Companies
Companies House
Crown Way
CARDIFF
CF14 3UZ

Dear Sirs

Please find enclosed two 88(2)'s for Provident Financial plc, co. no. 668987.

Please "bar code" the attached copy letter and return it in the enclosed stamped, addressed envelope to acknowledge safe receipt of these documents.

Yours faithfully

H Renee Ford
Senior Company Secretarial Assistant

Acklet07/11

Companies House
— for the record —

Bulk

cd.

023934 / 30

Company Name
PROVIDENT FINANCIAL PLC ✓

363s Annual Return

> Please check the details printed in blue
> If any details are wrong, strike them in the "Amended details" column.
> Please use black pen and write in ca

TUESDAY

"A8FS9M9T"
A17 16/01/2007 491
COMPANIES HOUSE

COMPANIES HOUSE

COMPANIES HOUSE

Company Type
Public Limited Company

Company Number
668987 ✓

Information extracted from Companies House records on **23rd November 2006**

Section 1: Company details

Ref: 668987/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Colonnade Sunbridge Road Bradford West Yorkshire BD1 2LQ**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held The Registry 34 Beckenham Road Beckenham Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **6523** **Other financial intermediation**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 668987

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Peter Stuart CROOK	Name ____
	This is a service address for the beneficiary of a Confidentiality Order. **Address** Colonnade Sunbridge Road Bradford West Yorkshire BD1 2LQ	☑ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Date of birth** 15/07/1963 **Nationality** British **Occupation** Company Director	Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Peter Stuart CROOK ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John Philip DE BLOCQ VAN KUFFELER MA FCA	Name ____
	Address Park House Chrishall Royston Hertfordshire SG8 8QS	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Date of birth** 09/01/1949 **Nationality** British Dutch **Occupation** Director	Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date John Philip DE BLOCQ VAN KUFFELER MA FCA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 668987

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Arthur HARNETT BA HONS ACA **Address** Colonnade Sunbridge Road Bradford West Yorkshire BD1 2LQ **Date of birth** 07/02/1955 **Nationality** British **Occupation** Director	Name ______ ☑ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date John Arthur HARNETT BA HONS ACA ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Hunter MAXWELL **Address** Ancaster House Church Place Pulborough West Sussex RH20 1AF **Date of birth** 25/09/1944 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date John Hunter MAXWELL ceased to be director (if applicable) __ / __ / ____

Company Number - 668987

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony John HALES **Address** Belvoir House Edstone Court Wootton Wawen Henley in Arden B95 6DD **Date of birth** 25/05/1948 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date ACA ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Address** **Date of birth** **Nationality** **Occupation**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date ceased to be director (if applicable) __ / __ / ____

Company Number - 668987

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name ____ Address ____ ____ ____ UK Postcode			
Name ____ Address ____ ____ ____ UK Postcode			
Name ____ Address ____ ____ ____ UK Postcode			
Name ____ Address ____ ____ ____ UK Postcode			

Company Number - 668987

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☒ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] Date 20/12/2006

~~(Director~~ / Secretary)

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☒ This AR is made up to ***30/11/2006***

If you are making this return up to an earlier date, please give the date here

__/__/____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th November 2007** please give the new date here:

__/__/____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: R J Marshall Smith

Telephone number *inc code*:

Address:
Colonnade
Sunbridge Road
Bradford BD1 2LQ

DX number *if applicable*:

DX exchange:

Postcode

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **PROVIDENT FINANCIAL PLC**

Company Number: **00668987**

Received for filing in Electronic Format on the: 14/02/2007

XJTJ4N2L

***Resignation* Details**

Position: **DIRECTOR** *Date of Resignation:* **31/12/2006**

Name: **ROBIN JAMES ASHTON** *Date of Birth:* **19/01/1958**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **14/02/2007** *Authenticated:* **Yes (E/W)**

Web Filed on 14/02/2007

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	668987
Company Name in full	Provident Financial plc

	Day	Month	Year		Day	Month	Year
Date of appointment	01	02	2007	†Date of Birth	18	07	1945

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title	Mr.	*Honours etc	
Forename(s)	Robert Eric		
Surname	Hough		
Previous Forename(s)		Previous Surname(s)	
††Usual residential address	10 Theobald Road		
Post town	Bowdon	Postcode	WA14 3HG
County / Region	Cheshire	Country	England
†Nationality	British	†Business occupation	Non-Executive Director
†Other directorships (additional space overleaf)	Please see attached sheet.		

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature R E Hough **Date** 01.02.2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 5 February 2007

(**~~a director~~ / secretary / administrator / administrative ~~receiver / receiver manager /~~ receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

H. R. Ford Provident Financial plc
Colonnade, Sunbridge Road, Bradford
BD1 2LQ Tel 01274377995
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number	668987

† Directors only.

†Other directorships	Please see attached sheet.

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Present Directorships of Mr Robert Eric Hough as at ~~19th October 2006~~ 1 February 2007

Schedule A

No.	Company Name	Registered	Registration Number	Pre	Date Appointed	Date Ceased	Note
1	Alfred McAlpine PLC	England	01367044	-	13/03/03	-	Active
2	Ancoats Urban Village Company Limited	England	03170382	-	12/10/04	-	Active
3	Cheshire Property Services Limited	England	02124903	-	26/04/06	-	Active
4	Doncaster Sheffield Airport Limited	England	03693604	-	11/01/99	-	Active
5	Durham Tees Valley Airport Limited	England	02020423	-	01/04/03	-	Active
6	E-Mex Home Funding Limited	England	02124900	-	26/04/06	-	Active
7	Liverpool Airport Development Limited	England	02798408	-	15/07/97	-	Active
8	Liverpool Airport Investments Limited	England	05080446	-	02/05/06	-	Active
9	Liverpool Airport PLC	England	02116704	-	15/07/97	-	Active
10	Manchester Ship Canal Developments Limited	England	02181411	Pre	23/06/91	-	Active
11	New East Manchester Limited	England	03931250	-	09/10/02	-	Active
12	North West Business Leadership Team Limited	England	02501469	-	24/09/97	-	Active
13	P J Kennedy Investments Limited	Isle of Man	0081645C	-	29/05/97	-	Active
14	Peel Airports (Liverpool) Limited	England	02385999	-	14/07/97	-	Active
15	Peel Airports Holdings Limited	England	04782826	-	11/10/05	-	Active
16	Peel Airports Leasing Limited	England	03387733	-	01/07/97	-	Active
17	Peel Airports Limited	England	03385025	-	25/06/97	-	Active
18	Peel Holdings (Management) Limited	England	05780526	-	11/05/06	-	Active
19	Peel Investments (U.K.) Limited	England	00166957	Pre	17/10/91	-	Active
20	Peel Management Limited	England	05769047	-	12/07/06	-	Active
21	PJKI Limited	England	04393799	-	14/03/02	-	Active
22	Sheffield Airport Properties Limited	England	04240426	-	01/08/01	-	Active
23	Sheffield City Airport Limited	England	02945985	-	01/08/01	-	Active
24	Styles & Wood Group plc	England	05622016	-	18/10/06	-	Active
25	The Mersey Partnership	England	02753023		04/12/02	-	Active
26	Turley Associates Limited	England	02235387		01/02/03	-	Active
27	Cheshire Building Society	-	-	-	01/12/02	-	Active

R E Hough
1 February 2007

G:\Accounts\Accounts\MISC\Emma\Directors\Robert Hough\Directorships\\2006_19.10.06 (C)\Present\19/10/2006\16:36

Web filed on 16/02/2007

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 668987

Company Name in full Provident Financial plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	26	01	2007	† Date of Birth	24	10	1949

Appointment as director: X   as secretary: [ ]   *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: MR   * Honours etc: CBE

Forename(s): Christopher John

Surname: Rodrigues

Previous forename(s):   Previous surname(s):

Usual residential address: Newton House

Post town: Longborough   Postcode: GL56 0RE

County / Region: Gloucestershire   Country: United Kingdom

† Nationality: British   † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature]   **Date** Feb 11, 2007

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Please delete as appropriate

Signed [signature]   **Date** 16 February 2007

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs R J Marshall Smith, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ   Tel 01274 731111
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number 668987

† Directors only. † Other directorships LADBROKES

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 668987

Company Name in full Provident Financial plc

Name Christopher John Rodrigues

Company Name	Resignation
@ Charcol Limited 379	31/03/2004
Alan De Maid Limited	17/02/2004
Alltel Mortgage Solutions Limited	31/03/2004
BBG Estate Agencies	31/03/2004
Bradford & Bingley plc	31/03/2004
Bradford and Bingley Dormant 1	31/03/2004
Bureau Properties Limited	31/03/2004
Energis PLC	30/09/2002
Express Mortgage Management Limited	31/03/2004
F.F.M. Limited	31/03/2004
First Valuers & Surveyors Limited	31/03/2004
Holden Meehan Authorised Financial Advisers Limited	31/03/2004
Holden Meehan Consultancy Limited	31/03/2004
Holden Meehan Limited	31/03/2004
Ladbrokes Employee Share Trust Limited 3348112	
Ladbrokes plc 566221	
Lampshire Pass Barton	31/03/2004
Mortgage Express	31/03/2004
The Boat Race Company Limited	27/06/2005
The Financial Services Authority	10/12/2003
Tilley & Noad	31/03/2004
Visa Europe Limited	15/11/2006

Webfiling Service Confirmation

You have requested the following transaction:

Company Number:	00668987
Company Name:	PROVIDENT FINANCIAL PLC
Submission Number:	002-200668

Date	**Type**	
16/02/2007	288a	Christopher John Rodrigues

It will take approx. 2 working days to process your data. You will receive one email to confirm receipt of your data and another to confirm that it has been accepted or rejected. Data will only be displayed online when it has been accepted at Companies House.

Service Desk telephone number +44 (0)870 333 3636

coform

RECEIVED

2008 SEP 26 A 7:17

OFFICE OF INTERNAT... CORPORATE F...

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full Provident Financial plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 / 02 / 2007	20 / 02 / 2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	17,500	15,000	
Nominal value of each share	10and4/11p	10and4/11p	
Amount (if any) paid or due on each share *(including any share premium)*	709p	521.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Mrs Janet Marie Broadbent Address: Lightcliffe Royd Farm, Lightcliffe Royd Lane, Barkisland, West Yorkshire UK postcode: HX4 0BN	Ordinary	7,500
Name(s): David John Morgan Address: Flat 1, 29 High Street, Spofforth, Harrogate, North Yorkshire UK postcode: HG3 1BQ	Ordinary	15,000
Name(s): Michael Elliot Address: 23 Spath Road, Didsbury, Manchester UK postcode: M20 2QT	Ordinary	5,000
Name(s): Jonathan Gillespie Address: 5 Banbury Road, Pontefract, West Yorkshire UK postcode: WF8 2UF	Ordinary	5,000

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26 February 2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

H. R. Ford — Provident Financial plc
Colonnade, Sunbridge Road, Bradford
BD1 2LQ — Tel 01274377995
DX number — DX exchange

FILED 8.3.07

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 668987

Company Name in full Provident Financial plc

	Day	Month	Year
Date of termination of appointment	27	02	2007

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Graham Fenwick

Surname Pimlott

	Day	Month	Year
† Date of Birth	22	10	1949

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 8.3.2007

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs R J Marshall Smith, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ Tel 01274 731111
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full Provident Financial plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	43,774	28,939	
Nominal value of each share	10and4/11p	10and4/11p	
Amount (if any) paid or due on each share *(including any share premium)*	638.5p	622p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Rood Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 43,774
Address: 30 Gresham Street PO Box 52715 London	Ordinary	28,939
UK postcode: EC2P 2XY		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 14 March 2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

H R Ford	Provident Financial plc
Colonnade, Sunbridge Road, Bradford	
BD1 2LQ	Tel 01274377995
DX number	DX exchange

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full Provident Financial plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	45,000	25,000	31,675
Nominal value of each share	10and4/11p	10and4/11p	10and4/11p
Amount (if any) paid or ~~due~~ on each share *(including any share premium)*	709p	521.5p	644p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardi'**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinb'

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Rood Nominees Limited	Ordinary	45,000
Address 30 Gresham Street PO Box 52715 London	Ordinary	25,000
	Ordinary	31,675
UK postcode EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/3/2007

** A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

E. VERSLUYS, COLONNADE, SUNBRIDGE ROAD,
BRADFORD, WEST YORKSHIRE, BD1 2LQ
Tel
DX number DX exchange

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full Provident Financial plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA8)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22 / 03 / 2007	03 / 04 / 2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	23,137	425	45,620
Nominal value of each share	10and4/11p	10and4/11p	10and4/11p
Amount (if any) paid or due on each share *(including any share premium)*	520p	622p	709p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

SATURDAY

A5O6GOP2

A34 14/04/2007 118

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland

DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Rood Nominees Limited	Ordinary	23,137
Address: 30 Gresham Street, PO Box 52715, London	Ordinary	425
	Ordinary	45,620
UK postcode: EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11 Apr 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

H R Ford	Provident Financial plc
Colonnade, Sunbridge Road, Bradford	
BD1 2LQ	Tel 01274377995
DX number	DX exchange

coform

RECEIVED

2008 SEP 26 A 7:17

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	668987
Company Name in full	Provident Financial plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	04	2007	10	04	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	17,500	128,072	
Nominal value of each share	10and4/11p	10and4/11p	
Amount (if any) paid or due on each share *(including any share premium)*	702.5p	551.25p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Rood Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 17,500
Address: 30 Gresham Street PO Box 52715 London		
UK postcode: EC2P 2XY		
Name(s): Robin J Ashton	Class of shares allotted: Ordinary	Number allotted: 128,072
Address: Clifford Lodge Clifford Road Ilkley West Yorkshire		
UK postcode: LS20 0AL		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24 April 2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Renee Ford	Provident Financial plc
Colonnade, Sunbridge Road, Bradford	
BD1 2LQ	Tel 01274377995
DX number	DX exchange

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full Provident Financial plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02 05 2007	03 05 2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	158,038	93,300	
Nominal value of each share	10and4/11p	10and4/11p	
Amount (if any) paid or due on each share *(including any share premium)*	550.5p	709p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Giltspur Nominees Limited	Ordinary	158,038
Address: PO Box 1045 Commercial Union House 38 Pilgrim Street Newcastle Upon Tyne		
UK postcode: NE99 1 NU		
Name(s): Rood Nominees Limited	Ordinary	93,300
Address: 30 Gresham Street PO Box 52715 London		
UK postcode: EC2P 2XY		
Name(s):		
Address:		
UK postcode:		
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3 May 2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

H R Ford	Provident Financial plc
Colonnade, Sunbridge Road, Bradford	
BD1 2LQ	Tel 01274377995
DX number	DX exchange

THE COMPANIES ACTS 1948-1985
COMPANY LIMITED BY SHARES

RESOLUTIONS OF
PROVIDENT FINANCIAL plc
COMPANY NO 668987

At the forty-seventh annual general meeting of Provident Financial plc ("the company") duly convened and held at the Hollins Hall Hotel, Hollins Hill, baildon, Shipley, West Yorkshire BD17 7QW, on Wednesday, 16 May 2007, commencing at 12 noon, the following resolutions were proposed and passed as special business

RESOLUTIONS

AUTHORITY FOR THE COMPANY TO PURCHASE ITS OWN SHARES
(SPECIAL RESOLUTION 15)

15 THAT the company is authorised, generally and without conditions, to make market purchases (within the meaning of section 163 of the Companies Act 1985) of its own ordinary shares of 10 4/11p each ("ordinary shares"), provided that

15 1 the company may not purchase more than 25,635,000 ordinary shares,

15 2 the minimum price which the company may pay for each ordinary share is the nominal value,

15 3 the maximum price (excluding expenses) which the company may pay for each ordinary share is 5% over the average of the middle-market price of an ordinary share, based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company agrees to purchase the ordinary shares,

15 4 this authority will last from the date of this annual general meeting until the end of the next annual general meeting or, if earlier, 15 May 2008, and

15 5 the company may agree, before the authority ends, to purchase ordinary shares even though the purchase is, or may be, completed after the authority ends

POWER TO ALLOT SHARES FOR CASH
(SPECIAL RESOLUTION 16)

16 THAT the directors be authorised pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash pursuant to the general authority conferred by Resolution 7 as set out in the notice of meeting in relation to the 2003 annual general meeting (which gave the directors power to allot shares up to an aggregate nominal amount of £8,780,000 up until 29 April 2008) and sell relevant shares (as defined in section 94 of the Companies Act 1985) held by the company as treasury shares (as defined in section 162A of the Companies Act 1985) for cash, as if section 89(1) of the Companies Act

1985 did not apply to such allotment or sale, provided that this power shall be limited to allotments of equity securities and the sale of treasury shares

16 1 in connection with or pursuant to an offer by way of rights, open offer or other pre-emptive offer to the holders of ordinary shares in the capital of the company in proportion (as nearly as may be) to the number of ordinary shares then held by them (subject to any exceptions which the directors believe are necessary or expedient in relation to fractional entitlements or legal and practical problems under the laws of any country or the requirements of any regulatory body or stock exchange of any country), and

16 2 otherwise than pursuant to section 15 1 above, up to an aggregate nominal amount of £1,328,606,

and shall expire on 15 May 2008, provided that the company may before that date make an offer or agreement which would or might require equity securities to be allotted or treasury shares to be sold after that date and the directors shall be entitled to allot such securities or sell treasury shares accordingly in pursuance of such offer or agreement as if the power conferred by this agreement had not expired

AMENDMENT TO ARTICLES OF ASSOCIATION
(SPECIAL RESOLUTION 18)

18 THAT Article 87 be and is hereby amended by the deletion of the following words in line 11 "if he is 70 or over at the date of the meeting or"

E. [signature]

ASSISTANT COMPANY SECRETARY

CHFP010

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals

Return of Allotment of Shares

Company Number 668987

Company Name in full Provident Financial plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 10 Month 05 Year 2007	Day 31 Month 05 Year 2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	22,500	15,000	139,501
Nominal value of each share	10and4/11p	10and4/11p	10and4/11p
Amount (if any) paid or due on each share *(including any share premium)*	709p	551 25p	702 5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

THURSDAY

AWHJJQ7M

A24 07/06/2007 322

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

coform

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full Provident Financial plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	05	2007	31	05	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17,397		
Nominal value of each share	10and4/11p		
Amount (if any) paid or due on each share *(including any share premium)*	644p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Rood Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 22,500
Address: 30 Gresham Street, PO Box 52715, London	Ordinary	15,000
	Ordinary	17,397
UK postcode: EC2P 2XY		
Name(s): Giltspur Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 139,501
Address: PO Box 1045, Commercial Union House, 38 Pilgrim Street, Newcastle Upon Tyne		
UK postcode: NE99 1NU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 1 June 2005

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

H R FORD	Provident Financial plc
Colonnade, Sunbridge Road, Bradford	
BD1 2LQ	Tel 01274377995
DX number	DX exchange

checked on
website -
a/cs accepted
19.6.07

Our Ref: RVC
Your Ref: DEB2/00668987/CD3D

8 June 2007

Registrar of Companies
Companies House
Crown Way
CARDIFF
CF14 3UZ

Dear Sirs

Provident Financial plc - company number 668987

Further to your letter dated 30 May 2007 returning the black and white version of the 2006 annual report and accounts in black and white A4 format with original signatures for Provident Financial plc, I now enclose a black and white version without shading.

A copy of your letter which accompanied the return of the annual report and accounts is enclosed.

Please "bar code" the attached copy letter to acknowledge safe receipt of this document and return it in the enclosed stamped addressed envelope.

Yours faithfully

R V Carter (Mrs)
PA to Rosamond J Marshall Smith
General Counsel and Company Secretary

Enclosure

Acklet07/38

BLUEPRINT 2000

88(2)

(Revised 2005)

RECEIVED

2008 SEP 26 A 7:17

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,051		
Nominal value of each share	10 and 4/11p		
Amount (if any) paid or due on each share *(including any share premium)*	550.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,051
Address: 30 GRESHAM STREET PO BOX 52715 LONDON		
UK postcode: EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3 July 2007

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

E.G. VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD,
BRADFORD, WEST YORKSHIRE, BD1 2LQ
Tel 01274 731111 ext 2569

DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	668987
Company name in full	Provident Financial plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	20	06	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	47,500	45,000	50,000
Nominal value of each share	10 and 4/11 p	10 and 4/11 p	10 and 4/11 p
Amount (if any) paid or due on each share (including any share premium)	550.5p	551.25p	702.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Rood Nominees Limited	Class of shares allotted	Number allotted
Address: 30 Gresham Street	Ordinary	47,500
PO Box 52715	Ordinary	45,000
UK Postcode E C 2 P 2 X Y	Ordinary	50,000
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22 June 2007

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Heather Belton
Colonnade, Sunbridge Road
Bradford BD1 2LQ Tel 01274 731111 Ext 2195
DX number DX exchange

BLUEPRINT 2000

RECEIVED

2008 SEP 26 A 7:17

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	7,500	7,500	7,500
Nominal value of each share	10 and 4/11p	10 and 4/11p	10 and 4/11p
Amount (if any) paid or due on each share *(including any share premium)*	551.25p	550.5p	702.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 22,500
Address: 30 GRESHAM STREET, PO BOX 52715, LONDON		
UK postcode: EC2P 2XY		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10 July 2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / official receiver / ~~receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

E.G. VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD,
BRADFORD, WEST YORKSHIRE, BD1 2LQ
Tel 01274 731111 ext 2569
DX number DX exchange

THE COMPANIES ACTS 1948-1985
COMPANY LIMITED BY SHARES

RESOLUTIONS OF
PROVIDENT FINANCIAL plc
COMPANY NO. 668987

At the extraordinary general meeting of Provident Financial plc ("the company") duly convened and held at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED, on Friday, 13 July 2007, commencing at 11 a.m., the following resolutions were proposed and passed as ordinary business.

RESOLUTIONS

APPROVAL OF THE DEMERGER AND RELATED MATTERS
(ORDINARY RESOLUTION 1)

THAT
1. (a) the demerger of the international business of the Company (the "**Demerger**"), upon the terms and subject to the conditions described in the circular to shareholders dated 22 June 2007 of which this notice forms part (the "**Circular**") is hereby approved for the purposes of Chapter 10 of the Listing Rules of the Financial Services Authority and generally, and that each and any of the directors of the Company be and are hereby authorised to conclude and implement the Demerger in accordance with such terms and conditions and to make such non-material modifications, variations, waivers and extensions of any of the terms of the Demerger and of any documents and arrangements connected with the Demerger as he thinks necessary or desirable;

(b) upon the recommendation and conditional on the approval of the Directors of the Company and immediately prior to the ordinary shares ("**IPF Shares**") of International Personal Finance plc ("**IPF**") issued and to be issued to holders of ordinary shares of the Company ("**PF Shares**") in connection with the Demerger being admitted to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market for listed securities ("**Admission**"), a dividend on the PF Shares, equal to the aggregate book value of the Company's interest in its wholly-owned subsidiary Provident International Holdings Limited, is declared payable to holders of PF Shares on the register of members of the Company at 5.00 p.m. (London time) on 13 July 2007 (or such other time and date as the Directors may determine) (the "**Demerger Record Time**"), such dividend to be satisfied by the transfer, effective immediately prior to Admission, by the Company to IPF of the entire issued share capital of Provident International Holdings Limited, in consideration for which IPF has agreed to allot and issue the IPF Shares in the proportion of one IPF Share for each PF Share then held by such shareholders (save that, in respect of Rosamond Marshall Smith and John Harnett, the number of IPF Shares to be allotted and issued to each of them will be reduced by the number of IPF Shares already held by them at the Demerger Record Time) so that immediately prior to Admission all holders of PF Shares (including Rosamond Marshall Smith and John Harnett) will hold one IPF Share for each PF Share held at the Demerger Record Time;

(c) conditional upon the passing of the resolutions numbered 1(a) and 1(b) in this notice and upon Admission, every two PF Shares of nominal value of 104/11 pence then in issue be consolidated into one PF Share of nominal value of 208/11 pence as described in paragraph 1.2 of Part III (Key information for PF shareholders) of the Circular;

(d) the Directors of the Company be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger and the share consolidation described in the resolution numbered 1(c) in this notice with such amendments, modifications, variations or revisions thereto as are not of a material nature.

UPDATING OF THE COMPANY'S AUTHORITY TO PURCHASE ITS OWN SHARES
(ORDINARY RESOLUTION 2)

THAT subject to the share consolidation described in the resolution number 1(c) in this notice becoming effective,
the Company is authorised, generally and without conditions, to make market purchases (within the meaning
of section 163 of the Companies Act 1985) of PF Shares of nominal value of 208/11 pence each provided that:

(a) the Company may not purchase more than 12,862,500 PF Shares;

(b) the minimum price which the Company may pay for each PF Share is its nominal value;

(c) the maximum price (excluding expenses) which the Company may pay for each PF Share is 5 per cent. over the average of the middle-market price of a PF Share, based on the London Stock Exchange 92 Daily Official List, for the five business days immediately before the day on which the Company agrees to purchase the PF Shares;

(d) this authority will last from the date of this extraordinary general meeting until the conclusion of the next annual general meeting of the Company or, if earlier, 12 July 2008; and

(e) the Company may agree, before the authority ends, to purchase PF Shares even though the purchase
is, or may be, completed after the authority ends.

AMENDMENT TO INCENTIVE SCHEME
(ORDINARY RESOLUTION 3)

THAT the limit on annual awards to individual participants under the Provident Financial Long Term Incentive Scheme 2006 be increased to 150% of a participant's annual salary (200% in exceptional circumstances) and that the directors be and are

hereby authorised to do all such acts and implement all such changes as may be necessary to give effect to this resolution.

APPROVAL OF INCENTIVE PLAN
(ORDINARY RESOLUTION 4)

THAT subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the International Personal Finance plc Incentive Plan, the principal terms of which are summarised at paragraph 1 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved.

APPROVAL OF PERFORMANCE SHARE PLAN
(ORDINARY RESOLUTION 5)

THAT subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the International Personal Finance plc Performance Share Plan, the principal terms of which are summarised at paragraph 2 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved.

APPROVAL OF EXCHANGE SHARE SCHEME
(ORDINARY RESOLUTION 6)

THAT subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the International Personal Finance plc Exchange Share Scheme 2007, the principal terms of which are summarised at paragraph 3 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved.

APPROVAL OF EMPLOYEE SHARE OPTION SCHEME
(ORDINARY RESOLUTION 7)

THAT subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the International Personal Finance plc Employee Savings-Related Share Option Scheme, the principal terms of which are summarised at paragraph 4 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved.

APPROVAL OF INTERNATIONAL EMPLOYEE SHARE OPTION SCHEME
(ORDINARY RESOLUTION 8)

THAT subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the International Personal Finance plc International Employee Savings-Related Share Option Scheme, the principal terms of which are summarised at paragraph 5 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved.

COMPANY SECRETARY

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	19,139	1,113	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	453p	507p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SZIMONETTA SZABO	Class of shares allotted: ORDINARY	Number allotted: 531
Address 2100 GODOLLO JASZOVAR U. 41. IPf.: 726 HUNGARY		
UK postcode		
Name(s) STOCKTRADE	Class of shares allotted	Number allotted
Address 81 GEORGE STREET EDINBURGH	ORDINARY	19721
UK postcode EH2 3ES		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19.07.07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / official receiver / ~~receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

E.G. VERSLUYS
PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD, BD1 2LQ
Tel 01274 731111
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16 07 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	49,551	50,000	20,000
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	550.5p	702.5p	551.25p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

BLUEPRINT 2000

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7,500		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	709p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 127,051
Address 30 GRESHAM STREET P O BOX 52715 LONDON		
UK postcode EC2P 2YY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 19.07.07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

E.G. VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD,
BRADFORD, WEST YORKSHIRE, BD1 2LQ
Tel 01274 731111
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17 07 2007	

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	63,718	85,000	87,500
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share (*including any share premium*)	709p	551·25p	550·5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s) ROOD NOMINEES LIMITED	ORDINARY	348,541
Address 30 GRESHAM STREET PO BOX 52715 LONDON		
UK postcode EC2P 2XY		
Name(s)		
Address		
UK postcode		
Name(s)		
Address		
UK postcode		
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 19.07.07

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

E.G.VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD,
BRADFORD, WEST YORKSHIRE, BD1 2LQ

Tel 01274 731111

DX number DX exchange

BLUEPRINT 2000

RECEIVED
2008 SEP 26 A 7:47

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	85,000	83,204	122,500
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	551.25p	550.5p	702.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

BLUEPRINT 2000

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	67,500	35,000	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	709p	799p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 393,204
Address 30 GRESHAM STREET PO BOX 52715 LONDON		
UK postcode EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 19.07.07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

E.G. VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD,
BRADFORD, WEST YORKSHIRE, BD1 2LQ

Tel 01274 731111

DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	52,500	30,000	32,500
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	702·5p	709p	551·25

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

BLUEPRINT 2000

88(2) cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19 / 07 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	39,551	17,500	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	550.5p	799p.	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) ROOD NOMINEES LIMITED	ORDINARY	172,051
Address 30 GRESHAM STREET PO BOX 52715 LONDON		
UK postcode EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

EMMA G. VERSLUYS
PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111
DX number DX exchange

BLUEPRINT 2000

RECEIVED

2008 SEP 26 A 7:17

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23 / 07 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	12,899	10,000	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	644p	521.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): ROOD NOMINEES LIMITED	ORDINARY	70,399
Address: 30 GRESHAM STREET, PO BOX 52715, LONDON		
UK postcode: EC2P 2XY		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

E.G. VERSLUYS
PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111

DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23 / 07 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	15,000	27,500	5,000
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	709p	702.5p	550.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

f the allotted shares (including bonus shares) are fully or partly paid up otherwise than in :ash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

:onsideration for which the shares were allotted

This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	668987
Company Name in full	PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4832		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	507p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

f the allotted shares (including bonus shares) are fully or partly paid up otherwise than in :ash please state:

´ that each share is to be treated as ›aid up			
´ (if any) that each share is to be paid ·p in cash			

:onsideration for which the shares /ere allotted *'his information must be supported by the original · a certified copy of the contract or by Form 88(3) if ·e contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s) BARTLOMIEJ MIERZWINSKI	ORDINARY	283
Address UL. SIKORY 3m.5 44-100 GLIWICE POLAND		
UK postcode		
Name(s) PIOTR WORONOWICZ	ORDINARY	354
Address Ul. WALECKA 54m.5 78-550 CZAPLINEK POLAND		
UK postcode		
Name(s) STOCKTRADE	ORDINARY	4195
Address 81 GEORGE STREET EDINBURGH		
UK postcode EH2 3ES		
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date ______________________

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

E.G. VERSLUYS
PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111
DX number DX exchange

BLUEPRINT 2000

RECEIVED

2008 SEP 26 A 7:17

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	32,500	37,500	20,000
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	550.5p	702.5p	521.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number: 668987

Company Name in full: PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20 / 07 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	30,000	25,000	30,000
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	799p	709p	551.25p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

9/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): ROOD NOMINEES LIMITED Address: 30 GRESHAM STREET, PO BOX 52715, LONDON UK postcode: EC2P 2XY	ORDINARY	175,000
Name(s): Address: UK postcode:		
Name(s): Address: UK postcode:		
Name(s): Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date

A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

E. G. VERSLUYS
PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111
DX number DX exchange

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	668987
Company Name in full	Provident Financial plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	16	07	2007
† Date of Birth			

Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title		* Honours etc	
Forename(s)	Kenneth John		
Surname	Mullen		
Previous forename(s)		Previous surname(s)	
Usual residential address	Tonhil House, Borrowby		
Post town	Thirsk	Postcode	YO7 4QQ
County / Region	North Yorkshire	Country	United Kingdom
† Nationality		† Business occupation	
† Other directorships (additional space next page)			

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 24/7/2007

~~A director~~, secretary etc must sign the form below.

Signed [signature] **Date** 24/7/2007

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss E G Versluys, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ Tel 01274 731111
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 668987

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 668987

Company Name in full Provident Financial plc

	Day	Month	Year
Date of termination of appointment	1 6	0 7	2 0 0 7

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title [ ] * Honours etc BA

Please insert details as previously notified to Companies House.

Forename(s) Charles Henry

Surname Gregson

	Day	Month	Year
† Date of Birth	0 7	0 6	1 9 4 7

RECEIVED 2008 SEP 26 A [illegible] OFFICE OF INTERNATIONAL CORPORATE [illegible]

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 24/7/07

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss E G Versluys, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ Tel 01274 731111

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

PROVIDENT FINANCIAL

COLONNADE, SUNBRIDGE ROAD, BRADFORD BD1 2LQ
TELEPHONE: +44(0)1274 731111 FAX: +44(0)1274 727300
EMAIL: enquiries@providentfinancial.com

24 July 2007

Registrar of Companies
Companies House
Crown Way
CARDIFF
CF14 3UZ

Dear Sirs

Provident Financial plc – company no. 668987 – changes of director/secretary

Please find enclosed form 288a appointing K J Mullen as secretary and forms 288b resigning R R Miles, C J Rodrigues, J A Harnett, A J Hales, C H Gregson as directors and R J Marshall Smith as secretary.

Please "bar code" the attached copy letter and return it in the enclosed stamped, addressed envelope to acknowledge safe receipt of these documents.

Yours faithfully

R V Carter

R V Carter (Mrs)
Company Secretariat Assistant

Enclosure

Acklet07/51

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 668987

Company Name in full Provident Financial plc

	Day	Month	Year
Date of termination of appointment	16	07	2007

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Antony John

Surname Hales

	Day	Month	Year
† Date of Birth	25	05	1948

A serving director, secretary etc must sign the form below.

Signed P.S.C **Date** 24/7/07

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss E G Versluys, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ Tel 01274 731111
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 668987

Company Name in full Provident Financial plc

	Day	Month	Year
Date of termination of appointment	1 6	0 7	2 0 0 7

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc: BA(Hons), ACA

Please insert details as previously notified to Companies House.

Forename(s): John Arthur

Surname: Harnett

	Day	Month	Year
† Date of Birth	0 7	0 2	1 9 5 5

A serving director, secretary etc must sign the form below.

Signed P. S. C. **Date** 24/7/07

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss E G Versluys, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ Tel 01274 731111

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	668987
Company Name in full	Provident Financial plc

	Day	Month	Year
Date of termination of appointment	16	07	2007

as director: X as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s)	Christopher John
Surname	Rodrigues

	Day	Month	Year
† Date of Birth	24	10	1949

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 24/7/07

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss E G Versluys, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ Tel 01274 731111
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 668987

Company Name in full Provident Financial plc

	Day	Month	Year
Date of termination of appointment	16	07	2007

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title

* Honours etc BA MBA

Forename(s) Raymond Reginald

Surname Miles

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth	02	08	1944

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 24/7/07

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss E G Versluys, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ Tel 01274 731111

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 668987

Company Name in full Provident Financial plc

	Day	Month	Year
Date of termination of appointment	16	07	2007

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title:

* Honours etc: BA

Please insert details as previously notified to Companies House.

Forename(s): Rosamond Joy

Surname: Marshall Smith

† Date of Birth: Day __ Month __ Year ____

A serving director, secretary etc must sign the form below.

Signed P C C **Date** 24/7/07

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss E G Versluys, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ Tel 01274 731111
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

RECEIVED
2008 SEP 26 A 7:13

288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.
CHFP010

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 668987

Company Name in full Provident Financial plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	16	07	2007
† Date of Birth	04	07	1964

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Ms — * Honours etc:

Forename(s): Manjit

Surname: Wolstenholme

Previous forename(s): — Previous surname(s):

Usual residential address: Birtles Hall Farm, Birtles Lane

Post town: Over Alderley — Postcode: SK10 4RU

County / Region: Cheshire — Country: England

† Nationality: British — † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] — **Date** 27th July 2007

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, ~~secretary~~ etc must sign the form below.

Signed [signature] — **Date** 27/7/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss E G Versluys, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ Tel 01274 731111
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 668987

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 668987

Company Name in full: Provident Financial plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	16	07	2007
† Date of Birth	19	03	1963

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Forename(s): Christopher Donald

Surname: Gillespie

Previous forename(s): Previous surname(s):

Usual residential address: Wolfhamcote Barn, Flecknoe

Post town: Rugby Postcode: CV23 8AU

County / Region: Warwickshire Country: England

† Nationality: British † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature] **Date**: 24/7/07

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] **Date**: 24/7/07

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss E G Versluys, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ Tel 01274 731111

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 668987

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 668987

Company Name in full Provident Financial plc

Name Christopher Donald Gillespie

Company Name	Resignation
Aire Valley Funding 1 Limited	09/01/2007
Aire Valley Funding 2 Limited	09/01/2007
Aire Valley Funding 3 PLC	09/01/2007
Aire Valley Holdings Limited	09/01/2007
Aire Valley Mortgages 2004 - 1 PLC	09/01/2007
Aire Valley Mortgages 2005 - 1 PLC	09/01/2007
Aire Valley Mortgages 2006 -1 PLC	09/01/2007
Aire Valley Pecoh Limited	09/01/2007
Aire Valley Warehousing 1 Limited	09/01/2007
Aire Valley Warehousing 2 Limited	09/01/2007
Aire Valley Warehousing 3 Limited	09/01/2007
Alltel Mortgage Solutions Limited	01/05/2007
Apples Funding No 1 Ltd	20/02/2007
Apples Funding No 2 Limited	09/01/2007
Bradford & Bingley Funding No 1 Limited	09/01/2007
Bradford & Bingley Funding No 2 Limited	09/01/2007
Bradford & Bingley Funding No 3 Limited	09/01/2007
Bradford & BIngley Funding No 4 Limited	09/01/2007
Bradford & Bingley Homeloans Limited	01/05/2007
Bradford & Bingley Homeloans Management Limited	01/05/2007
Bradford & Bingley Mortgage Management Limited	01/05/2007
Bradford & Bingley Plc	01/05/2007
Bradford & Bingley Treasury Services (Ireland)	09/01/2007
British Eventing Limited	
British Horse Trials Association Limited	
Express Mortgage Management Limited	01/05/2007
F.F.M. Limited	01/05/2007
Hamilton Insurance Company Limited	30/11/2004
Hamilton Life Assurance Company Limited	30/11/2004
Leamington Mortgage Corporation Limited	01/05/2007

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number 668987

Company Name in full Provident Financial plc

Name Christopher Donald Gillespie

Company Name	Resignation
Legaless Limited	09/01/2007
Mortgage Express	01/05/2007
The Event Horse Owners Association Limited	

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,416	2,051	7,500
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	644p	550.5p	702.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

BLUEPRINT 2000

88(2) cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24 / 07 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	7,500	10,000	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	709p	799p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
ROOD NOMINEES LIMITED	ORDINARY	30,467
Address: 30 GRESHAM STREET PO BOX 52715 LONDON		
UK postcode: EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 26.07.07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

E.G. VERSLUYS
PROVIDENT FINANCIAL PLC
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
Date	30 07 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,926		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	453p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

mes and addresses of the allottees

Shareholder details (*list joint allottees as one shareholder*)	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name(s): EDWARD JOSEPH LAWRENSON	ORDINARY	1,926
Address: 9 WOOD MOUNT OVERTON WAKEFIELD WEST YORKSHIRE, WF4 4SB		
UK postcode		
	Class of shares allotted	**Number allotted**
Name(s)		
Address		
UK postcode		
	Class of shares allotted	**Number allotted**
Name(s)		
Address		
UK postcode		
	Class of shares allotted	**Number allotted**
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed P. S. C[signature] **Date** 31/7/07

** A director / ~~secretary / administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

RECEIVED

2008 SEP 26 A 7:13

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,000		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	799p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

...mes and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 10,000
Address: 30 GRESHAM STREET, PO BOX 52715, LONDON		
UK postcode: EC2P 2XY		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed P S C [signature] Date 31/7/07

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02 08 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	13,356	10,089	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	507p	453p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): STOCKTRADE	ORDINARY	21,997
Address: 81 GEORGE STREET EDINBURGH		
UK postcode: EH2 3ES		
Name(s): HYNEK GRAF	ORDINARY	905
Address: 17. LISTOPADU 37 73601 HAVIROV CZECH REPUBLIC		
UK postcode:		
Name(s): RADIM HAJEK	ORDINARY	142
Address: U VRBY 329 25721 PORICI NAD SAZAVOU CZECH REPUBLIC		
UK postcode:		
Name(s): JAROSLAV MASA	ORDINARY	126
Address: NA PENKAVCE 236 41712 PROBOSTOV CZECH REPUBLIC		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______________________ **Date** ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s) MIROSLAV PLAVEC	ORDINARY	275
Address VACLAVICE 28 25601 BENESOV U PRAHY CZECH REBUBLIC		
UK postcode		
Name(s)		
Address		
UK postcode		
Name(s)		
Address		
UK postcode		
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed P.S.C Date 6/8/07

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	08	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,812		
Nominal value of each share	20 8/11 p		
Amount (if any) paid or due on each share *(including any share premium)*	453p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): KENNETH McPARTLAND	Class of shares allotted: ORDINARY	Number allotted: 1,812
Address: IBSENOVA 1, PRAGUE 12000, CZECH REPUBLIC		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed T. S. C. Date 9/1/07

** A director / ~~secretary / administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 08 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	26,796	5,000	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	550.5p	702.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 29,017
Address: PO BOX 52715 30 GRESHAM STREET LONDON		
UK postcode: EC2P 2XY		
Name(s): KATHERINE A.T. HARGREAVES	Class of shares allotted: ORDINARY	Number allotted: 2,779
Address: 19 ASHGROVE CROFT KIPPAX LEEDS WEST YORKSHIRE		
UK postcode: LS25 7RB		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/8/07

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

RECEIVED

2008 SEP 26 A 7:13

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	08	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	11,568	22,983	19,292
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	644p	520p	622p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

BLUEPRINT 2000

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09 / 08 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	10,000	10,000	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	709p	799p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) ROOD NOMINEES LIMITED	Class of shares allotted ORDINARY	Number allotted 73,843
Address P O BOX 52715 30 GRESHAM STREET LONDON		
UK postcode EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

ʼigned P. S. C Date 10/8/07

** A director / ~~secretary / administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

;ontact Details
ʼou do not have to give any contact ıformation in the box opposite but if ou do, it will help Companies House to ontact you if there is a query on the ɔrm. The contact information that you ive will be visible to searchers of the ublic record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number: 668987

Company Name in full: PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 17 Month 08 Year 2007	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	25,928	22,507	5,449
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	638.5p	520p	550.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 53,884
Address: PO BOX 52715, 30 GRESHAM STREET, LONDON		
UK postcode: EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27/8/2007

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

EPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17 08 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	579		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	453p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): DAVID PARKINSON	Class of shares allotted: ORDINARY	Number allotted: 579
Address: JAVOROVA 613 PRUHONICE 25, 243 PRAGUE, CZECH REPUBLIC		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27/8/2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
668987

Name of company

* insert full name of company

*Provident Financial plc

gives notice that:

on 16 July 2007, following the passing of an ordinary resolution at an extraordinary general meeting of the company's shareholders held on 13 July 2007, the company's issued share capital of 257,217,888 ordinary share of 10 4/11p each was consolidated into 128,608,944 ordinary shares of 20 8/11p each.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 30·8·07

Presenter's name address and reference (if any) :

Emma G Versluys
Colonnade
Sunbridge Road
Bradford
West Yorkshire BD1 2LQ

For official Use (02/06)
General Section

Post room

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,449		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	550.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): GILTSPUR NOMINEES LIMITED	ORDINARY	5,449
Address: PO BOX 1045 COMMERCIAL UNION HOUSE 38 PILGRIM STREET, NEWCASTLE-UPON-TYNE		
UK postcode: NE99 1NU		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 07.09.2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

RECEIVED

2008 SEP 26 A 7:10

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	09	2007			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	74,143	100,702	124,950
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	709p	551.25p	550.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland

DX 235 Edinburgh or LP - 4 Edinburgh 2

BLUEPRINT 2000

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12 / 09 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	109,297	16,077	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	702.5p	622p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 425,169
Address: 30 GRESHAM STREET PO BOX 52715 LONDON		
UK postcode: EC2P 2XY		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569

DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,449		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	550.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 5,449
Address: 30 GRESHAM STREET PO BOX 52715 LONDON		
UK postcode: EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/9/2007

** A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	08	10	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	5,476	3,566	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	507p	453p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): STOCKTRADE Address: 81 GEORGE STREET EDINBURGH UK postcode: EH2 3ES	ORDINARY	7,932
Name(s): JAROSLAV BEHINA Address: OBRANCU MIRA 2861/38 43401 MOST CZECH REPUBLIC UK postcode:	ORDINARY	57
Name(s): MICHAELA HAMOUZOVA Address: JIZNI 3204 43401 MOST CZECH REPUBLIC UK postcode:	ORDINARY	95
Name(s): IVO HUMPOLIK Address: ZA SYPKOU 428 66452 SOKOLNICE CZECH REPUBLIC UK postcode:	ORDINARY	190

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date ______________

** A director / secretary / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) PETR KRAMAR	ORDINARY	380
Address PALACKEHO 511 46841 TANVALD CZECH REPUBLIC UK postcode		
Name(s) RUDOLF SIDEK	ORDINARY	99
Address SLUNNA 299 26101 PRIBRAM 5 CZECH REPUBLIC UK postcode		
Name(s) JIRI SOLNAR	ORDINARY	99
Address KOMORANSKA 702/3115 43401 MOST CZECH REPUBLIC UK postcode		
Name(s) RADOVAN TRAVNICEK	ORDINARY	190
Address NA HRAZI 13 67181 ZNOJMO CZECH REPUBLIC UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 09.10.2007

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	05	10	2007
To			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	37,481	17,500	17,500
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	709p	551.25p	550.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

BLUEPRINT 2000

88(2) cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	10	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17,500		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	702.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 89,981
Address PO BOX 52715 30 GRESHAM STREET LONDON		
UK postcode EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date

** ~~A director~~ / secretary / ~~administrator~~ / administrative receiver / receiver / official receiver / receiver manager / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	10	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	17,500	7,500	7,500
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	709p	551·25p	550·5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

BLUEPRINT 2000

88(2) cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	10	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	7,500	10,000	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	702.5p	521.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 50,000
Address 30 GRESHAM STREET, PO BOX 52715, LONDON		
UK postcode EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 16/10/2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

RECEIVED
2008 SEP 26 A 7:12

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15 10 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	12,683	20,029	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	507p	453p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): STOCKTRADE Address: 81 GEORGE STREET EDINBURGH UK postcode: EH2 3ES	ORDINARY	28,023
Name(s): TOMASZ FERUS Address: Ul. JAGIELONSKA 12m.63 03-721 WARSZAWA POLAND. UK postcode:	ORDINARY	182
Name(s): EVA BALLA Address: 6000 KECSKEMET RAVAGY TER 10/C. II/32 HUNGARY UK postcode:	ORDINARY	327
Name(s): GABOR BENCZE Address: 6080 SZABADSZALLAS ERKEL FERENC u.5 HUNGARY UK postcode:	ORDINARY	2,012

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ATTILA HODI	Class of shares allotted: ORDINARY	Number allotted: 196
Address: 6726 SZEGED VEDONO u. 14. III/6 HUNGARY		
UK postcode		
Name(s): HENRIETTA LASZLO	Class of shares allotted: ORDINARY	Number allotted: 261
Address: 3185 EGYHAZASGERGE VOROSHADSEREG u. 17 HUNGARY		
UK postcode		
Name(s): SZABOLCS PRIBELSZKI	Class of shares allotted: ORDINARY	Number allotted: 1711
Address: 2654 ROMHANY KOLCSEY u. 1/a 1/4 HUNGARY		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______ Date ______

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

RECEIVED

2008 SEP 26 A 7:13

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	11	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	174,716	115,137	5,362
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	453p	468p	712p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Ed...

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	OPTION PRICE	SHARES EXERCISED
		Capita IRG Trustees (Nominees) Limited	The Registry	34 Beckenham Road	Beckenham	Kent BR3 4TU	4.53	148,841
		Capita IRG Trustees (Nominees) Limited	The Registry	34 Beckenham Road	Beckenham	Kent BR3 4TU	4.68	102,128
		Capita IRG Trustees (Nominees) Limited	The Registry	34 Beckenham Road	Beckenham	Kent BR3 4TU	7.12	5,362
Mrs	Lynda Marlene	Allsopp	25 Dorchester Park	Noctorum	PRENTON	Merseyside CH43 9HD	4.53	1081
Mrs	Susan	Brown	37 Elie Avenue	Deans	LIVINGSTON	West Lothian EH54 8ET	4.68	212
Mrs	Julie Margaret	Burrows	15 Welland Road	Hilton	DERBY	DE65 5GZ	4.53	416
Mrs	Linda Margaret	Cavalier	4 Back Croft Rishworth	SOWERBY BRIDGE	West Yorkshire HX6 4QD		4.53	249
Mrs	Ann-Marie	Davey	57 Longhouse Road	Mixenden	HALIFAX	West Yorkshire HX2 8RF	4.53	832
Mr	Craig	Empsall	12 Highcliffe Drive	HALIFAX	West Yorkshire HX2 0AJ		4.68	2121
Mrs	Janina	Fawley	The Maltings 23 Hops Lane	Wheatley	HALIFAX	West Yorkshire HX3 5FB	4.53	416
Mr	Gary John	Fitzgerald	36 Upper Highway	Abbots Langley		WD5 0JF	4.53	1040
Mrs	Annmarie	Ford	525 Moor End Road	Mount Tabor	HALIFAX	West Yorkshire HX2 0UH	4.53	1248
Mr	Robert	Franklin	4 Aston Avenue Bramley	LEEDS	LS13 2UN		4.53	1248

Mrs	Barbara	Leeming	The Briers	Brier Hey Lane Mytholmroyd	HEBDEN BRIDGE	West Yorkshire HX7 5PJ	4.53	249
Mrs	Sandra	Lonie	5 Blackmoor Place	New Stevenston	ML1 4JX		4.53	832
Mrs	Lisa Jane	Meigh	Little Gate Little Lane	Wooldale	HOLMFIRTH	HD9 1QF	4.53	2080
Mrs	Sumitra	Mistry	8 Fieldway	Clayton	Bradford	BD14 6RP	4.68	1414
Mr	Craig Alan	Moore	9 Oakwood Gardens	Beechwood Road	HALIFAX	West Yorkshire HX2 8HB	4.53	624
Miss	Rachel Ann	Moriarty	29 Pen-Yr-Yrfa	Pinewood Estate	Morriston	SA6 6BA	4.53	832
Miss	Alison	Munro	22 Cleveland Avenue	HALIFAX	West Yorkshire HX3 9BA		4.53	249
Ms	Karen Louise	Park	16 Blundell Road	Harraby	Carlisle	CA1 3BQ	4.53	83
Mr	Paul Conrad	Patrick	24 Mount Avenue	Norton Tower	HALIFAX	West Yorkshire HX2 0LF	4.53	2080
Mrs	Avril Jacqueline	Percival	10 Grymes Dyke Way	Stanway	Colchester	CO3 0QT	4.68	141
Mrs	Avril Jacqueline	Percival	10 Grymes Dyke Way	Stanway	Colchester	CO3 0QT	4.53	249
Mrs	Christine Anne	Pickles	14 Haddon Avenue	HALIFAX	West Yorkshire HX3 0NE		4.68	707
Mrs	Diane	Pilling	40 Abbey Walk	Coronation Road	HALIFAX	West Yorkshire HX3 0AJ	4.53	332
Mr	Craig John	Price	110 Green Lane Greetland	HALIFAX	West Yorkshire HX4 8BL		4.53	1248
Mr	Craig Geoffrey	Raw	22 Saville Parade	HALIFAX	West Yorkshire HX1 7HP		4.53	2080
Mr	Andrew Merrick	Riley	4 High Street Court	Luddenden	HALIFAX	West Yorkshire HX2 6PH	4.68	353
Mr	Paul	Seaman	6 Lower Swift Place	SOWERBY BRIDGE	West Yorkshire HX6 4HA		4.53	416

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	11	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	4,165	3,760	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	453p	468p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

SURNAME	FORENAMES	TITLE	ADDRESS	SHARES ALLOTTED	CLASS OF SHARE
Bannable	Sean Thomas	Mr	20 O'Connell Gardens Bath Avenue Dublin 4 Republic of Ireland	703	Ordinary

SURNAME	FORENAMES	TITLE	ADDRESS	SHARES ALLOTTED	CLASS OF SHARE
Duffy	Raymond	Mr	10 Sycamore Drive Ard Na Sidhe Clonmel Co Tipperary Republic of Ireland	1,082	Ordinary

SURNAME	FORENAMES	TITLE	ADDRESS	SHARES ALLOTTED	CLASS OF SHARE
Gillard	Patrick	Mr	7 Thorndale Crescent Artane, Dublin 5 Republic of Ireland	378	Ordinary

SURNAME	FORENAMES	TITLE	ADDRESS	SHARES ALLOTTED	CLASS OF SHARE
Philpott	Robert Anthony	Mr	8 Elm Way Elmwood Lucan Co Dublin Republic of Ireland	2,735	Ordinary

SURNAME	FORENAMES	TITLE	ADDRESS	SHARES ALLOTTED	CLASS OF SHARE
Smithers	Brian Anthony	Mr	10 St Columbas Road Walkinstown Dublin 12 Republic of Ireland	1,025 649	Ordinary Ordinary

SURNAME	FORENAMES	TITLE	ADDRESS	SHARES ALLOTTED	CLASS OF SHARE
Walsh	Camillus	Mr	232 The Oaks Newbridge Co Kildare Republic of Ireland	1,353	Ordinary

BLUEPRINT 2000

RECEIVED

2008 SEP 26 A 7:18

[illegible]

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	11	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	5,091	1,539	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	468p	453p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PLEASE SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 16.11.07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (1993)
and
PROVIDENT FINANCIAL plc –EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (2003)

Options exercised 15 November 2007

NAME	ADDRESS	SHARES EXERCISED
Capita IRG Trustees (Nominee) Limited Account: Prov Crest ID: 2PKAV	The Registry 34 Beckenham Road Beckenham Kent BR3 4TU	3,094

TITLE	FORENAMES	SURNAME	NI NUMBER	ADD1	ADD2	ADD3	OPTION PRICE	EXERCISED
Miss	Louise Ann	Johnson	WP135549B	32 Lydgate Northowram	HALIFAX	West Yorkshire HX3 7EJ	4.68	3536

Total number of shares = 6630 shares

minpfe43

BLUEPRINT 2000

RECEIVED

2008 SEP 26 A 7 18

FICE OF INTERNAT

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	11	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	9,905	8,979	2,734
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	453p	468p	712p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

BLUEPRINT 2000

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	668987
Company Name in full	PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 / 11 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	415	498	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	491p	512p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PLEASE SEE ATTACHED SHEETS	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 3

Signed [signature] Date 16.11.07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (1993)
and
PROVIDENT FINANCIAL plc –EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (2003)

Options exercised 8 November 2007

NAME	ADDRESS	SHARES EXERCISED
Capita IRG Trustees (Nominee) Limited Account: Prov Crest ID: 2PKAV	The Registry 34 Beckenham Road Beckenham Kent BR3 4TU	12,598

TITLE	FORENAMES	SURNAME	NI NUMBER	ADD1	ADD2	ADD3	ADD4	OPTION PRICE	EXERCISED
Mr	David William	Goodreid	ZY283733C	10 Arnhem Road	Portobello	Willenhall	WV13 3TX	4.53	832
Mr	Matthew Howard	Payne	NS534885A	1 Glen Terrace	HALIFAX	West Yorkshire HX1 2YN		4.53	832
Mrs	Mary	Tridgell	YM212008A	Down House	6 Kingsfold Close	BILLINGSHURST	West Sussex RH14 9HG	4.53	832
Mr	Mark	Robinson	NB566322D	19 Heath Avenue	HALIFAX	West Yorkshire HX3 0EA		4.68	1768
Mrs	Jill Audrey	Allen	WK896930D	8 Parkway Queensbury	BRADFORD	West Yorkshire BD13 2HJ		4.53	624
Mr	Barry	Street	WL451510C	3 Glen View	Harden	BINGLEY	West Yorkshire BD16 1JE	4.53	832
Miss	Julie-Ann	Farmer	NM377542B	22 Rose Heath Illingworth	HALIFAX	West Yorkshire HX2 9LW		4.68	141
Mrs	Jennifer Anne	Goggs	YP870748C	3 Kenley Avenue	BRADFORD	West Yorkshire BD6 3JB		4.53	665
Mr	John M	Collier	WM934673D	12 Allergill Park Upperthong	HOLMFIRTH	HD9 3XH		4.68	1414
Mrs	Christine	Cumiskey	WK759222A	12 Seedhill Terrace Mixenden	HALIFAX	West Yorkshire HX2 8RG		4.53	832

minpfe42

TITLE	FORENAMES	SURNAME	NI NUMBER	ADD1	ADD2	ADD3	ADD4	OPTION PRICE	EXERCISED
Mr	Robin	Badman	YW027826C	6 Greyhound Slip Worth	CRAWLEY	West Sussex RH10 7FP		4.91	415
Mr	Robin	Badman	YW027826C	6 Greyhound Slip Worth	CRAWLEY	West Sussex RH10 7FP		4.53	248
Mr	Robin	Badman	YW027826C	6 Greyhound Slip Worth	CRAWLEY	West Sussex RH10 7FP		5.12	498

PROVIDENT FINANCIAL

COLONNADE, SUNBRIDGE ROAD, BRADFORD BD1 2LQ
TELEPHONE: +44(0)1274 731111 FAX: +44(0)1274 727300
EMAIL: enquiries@providentfinancial.com

16 November 2007

Registrar of Companies
Companies House
Crown Way
CARDIFF
CF14 3UZ

Dear Sirs

Provident Financial plc – company no. 668987 - return of allotment of shares form 88(2)

Please find enclosed form 88(2) allotting 9,905, 8,907, 2,734, 415 and 498 shares on 8 November 2007:

Please "bar code" the attached copy letter and return it in the enclosed stamped, addressed envelope to acknowledge safe receipt of these documents.

Yours faithfully

R V Carter

R V Carter (Mrs)
Company Secretarial Assistant

Enclosure

TUESDAY
AWE9UUTA
A42 20/11/2007 212
COMPANIES HOUSE

Acklet07/121

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22 / 11 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	13,733	4,453	1,289
Nominal value of each share	20 8/11 p	20 8/11 p	20 8/11 p
Amount (if any) paid or due on each share *(including any share premium)*	453p	468p	507p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PLEASE SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 26/11/2007

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

									Exercise		
Mr	Bryan	Malone	WB875397D	7 Norton Drive Norton Tower	HALIFAX	West Yorkshire HX2 7RA		4.68	Full Exercise	Paper	707
Mrs	Christine Mary	Sykes	YX887921C	72 Woodbrook Avenue	Mixenden	HALIFAX	West Yorkshire HX2 8PZ	4.53	Full Exercise	Paper	416
Mrs	Claire Jayne	Tattersall	NW210681A	2 Brookwater Close	Salterhebble	HALIFAX	West Yorkshire HX3 0QR	4.53	Full Exercise	Paper	832
Mr	Mark John	Turner	NR630728B	11 Woodhouse Gardens	BRIGHOUSE	West Yorkshire HD6 3UH		4.68	Full Exercise	Paper	707
Mr	John M	Collier	WM934673D	12 Allergill Park Upperthong	HOLMFIRTH	HD9 3XH		4.53	Part Exercise Return Rest	Paper	1243
Mr	Martin	Ekins	WK815372D	Green Lane House	Hedge Top Lane Northowram	HALIFAX	West Yorkshire HX3 7ER	5.07	Full Exercise	Paper	240
Mr	John	Whelan	NP835098B	Ul Cisowa 19	02 708	WARSZAWA	POLAND	4.53	Full Exercise	Paper	761

Total number of shares = 19,475 shares

minpfe43

BLUEPRINT 2000

88(2)

RECEIVED

2008 SEP 26 A 7:18

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30 11 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,898		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	550.5p.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ADRIAN C FURNESS	Class of shares allotted: ORDINARY	Number allotted: 5,449
Address: 55 STONES DRIVE RIPPONDEN WEST YORKSHIRE		
UK postcode: HX6 4NY		
Name(s): JOHN NEAL MITRA	Class of shares allotted: ORDINARY	Number allotted: 5,449
Address: WESTFIELD HOUSE 155 WEST END NETHERTHONG WEST YORKSHIRE		
UK postcode: HD9 3EJ		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/11/07

** A director / secretary / administrator ~~/ administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

RECEIVED

2008 SEP 26 A 7:18

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03 12 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,980	2,649	206
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	468p	453p	712p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

BLUEPRINT 2000

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From	To
Day	03	
Month	12	
Year	2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	112	137	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	491p	507p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): JULIE SHEPHERD	ORDINARY	652
Address: 3 TENNYSON AVENUE, SPROTBOROUGH, DONCASTER, SOUTH YORKSHIRE		
UK postcode: DN5 8EL		
Name(s): MARIAN McCARTNEY	ORDINARY	372
Address: 7 SAVILE ROYD, SAVILE PARK ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2EY		
Name(s): CAPITA IRG TRUSTEES (NOMINEE) LIMITED	ORDINARY	4,060
Address: THE REGISTRY, 34 BECKENHAM ROAD, BECKENHAM, KENT		
UK postcode: BR3 4TU		
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 6/12/2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	668987
Company Name in full	PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17 12 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,931	2,080	338
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	468p	453p	491p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

BLUEPRINT 2000

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number: 668987

Company Name in full: PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17 / 12 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	360		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	507p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): PLEASE SEE ATTACHED SHEET	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 17/12/2007

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (1993)
And
PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (2003)

Options exercised 17 December 2007

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	OPTION PRICE	EXERCISED	COST SHARES
Mrs	Christine	Beaumont	22 Crosshills Mount	Greetland	Halifax	West Yorkshire HX4 8HS	4.91	247	£1,212.77
Mrs	Christine	Beaumont	22 Crosshills Mount	Greetland	Halifax	West Yorkshire HX4 8HS	5.07	360	£1,825.20
Mr	Stephen	Bint	10 Chapel Close, Knedlington Road	Howden	Goole, North Humberside	DN14 7FN	4.91	91	£446.81
Mrs	Helen Elizabeth	Broadbent	2 Crossfield	Holywell Green	Halifax	West Yorkshire HX4 9ES	4.68	383	£1,792.44
Mrs	Linda Carole	Hamilton	5 Cedar Close	Greetland	Halifax	West Yorkshire HX4 8HT	4.68	1,344	£6,289.92
Mrs	Amanda Jayne	Hardcastle	302 Toftshaw Lane	Bradford	West Yorkshire	BD4 6QR	4.68	639	£2,990.52

	NAME		ADDRESS					EXERCISED	
	Capita IRG Trustees Limited Acct ID: Prov Participant ID: 75XZB		Regulated Business Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU					2,645	
							TOTALS	5,709	£26,624.26

minpfe49

President Financial plc
Maturity Schedule
Full List
13th December 2007

TITLE	FORENAMES	SURNAME	NI NUMBER	ADD1	ADD2	ADD3	ADD4	POSTCODE	START DATE	OPTION PRICE	ROLL NUMBER	OPTION CHOSEN	INSTRUCT TYPE	GRANTED	EXERCISED	LAPSED	CLOSING BALANCE	COST SHARES	RESIDUE	DEST RESIDUE	CLOSURE TYPE
Mr	Brian Arthur	Corke	YS5150765	10 Godstow	Daresbury Park	Sandymoor	RUNCORN	Cheshire WA7 1UE	01/11/2002	4.08	CX0017800-08	Full Exercise to Corporate Nominee	Paper	865	865	0	£3,652.41	£3,644.20	£8.21	INV	MAT
Mr	Philip Mark	Robbins	NP723864C	5 In Marchant Avenue	Lindley	HUDDERSFIELD	HD3 3DF		01/11/2004	4.53	CX0841848-08	Full Exercise to Corporate Nominee	Paper	2080	2080	0	£9,425.00	£9,422.40	£2.60	CHQ	MAT
														2945	2945	0	£13,077.41	£13,066.60	£10.81		

President Plc[illegible]
Early Exercise Schedule
Full List
13.12.2007

TITLE	FORENAMES	SURNAME	NI NUMBER	ADD1	ADD2	ADD3	ADD4	ADD5	START DATE	OPTION PRICE	ROLL NUMBER	OPTION CHOSEN	INSTRUCT TYPE	GRANTED	EXERCISED	LAPSED	CLOSING BALANCE	COST SHARES	RESIDUE	DEST RESIDUE	CLOSURE TYPE
Mrs	Christine	Beaumont	WK081181A	22 Crossfield Mount	Greetland	HALIFAX	West Yorkshire HX4 8HS		01/12/2006	4.91	[illegible]	Full Exercise	Paper	769	347	422	£1,213.00	£1,212.77	£0.23	INV	ELO
Mrs	Christine	Beaumont	WK081181A	22 Crossfield Mount	Greetland	HALIFAX	West Yorkshire HX4 8HS		01/12/2006	5.57	[illegible]	Full Exercise	Paper	553	360	193	£1,827.76	£1,825.20	£2.56	INV	ELO
Mr	Stephen	Bird	[illegible]	10 Chapel Close	Knedlington Road	Howden	GOOLE	North Humberside DN14 7FN	01/12/2006	4.91	[illegible]	Full Exercise	Paper	667	91	576	£450.00	£446.81	£3.19	INV	ELO
Mrs	Helen Elizabeth	Broadhead	[illegible]	2 Crossfield Holywell Green	HALIFAX	West Yorkshire HX4 9ES			01/11/2002	4.68	[illegible]	Full Exercise	Paper	424	383	41	£1,794.80	£1,792.44	£2.40	INV	ELO
Mrs	Linda Carole	Hamilton	WE570404C	6 Cedar Grove	Greetland	HALIFAX	West Yorkshire HX4 8HT		01/11/2002	4.68	[illegible]	Full Exercise	Paper	1414	1344	70	£6,293.00	£6,289.92	£3.08	INV	ELO
Mrs	Amanda Jayne	Hardcastle	[illegible]	302 Tong Lane	BRADFORD	West Yorkshire BD4 0QR			01/11/2002	4.68	[illegible]	Full Exercise	Paper	707	639	68	£2,991.50	£2,990.52	£0.98	CHR	ELO
														4534	3064	1470	[illegible]	[illegible]	£12.43		

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 21 Month 12 Year 2007	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,898	2,691	137
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	468p.	453p	491p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PLEASE SEE ATTACHED SHEET	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 21.12.2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (1993)
And
PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (2003)

Options exercised 21 December 2007

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	OPTION PRICE	EXERCISED	COST SHARES
Mr	Phillip David	Barker	26 Somerset Avenue	Baildon	Shipley	West Yorkshire BD1 7LS	4.68	1,060	£4,960.80
Mr	Phillip David	Barker	26 Somerset Avenue	Baildon	Shipley	West Yorkshire BD1 7LS	4.91	137	£672.67
Mr	Phillip David	Barker	26 Somerset Avenue	Baildon	Shipley	West Yorkshire BD1 7LS	4.53	806	£3,651.18
Mr	David	Parkinson	Provident Financial Sro	Raiffeisenbank Building 11 Fl	Olbrachtova Street 9	140 00 Prague 4 CZECH REPUBLIC	4.68	990	£4,633.20
Mr	Peter Howard	Walkley	49 Hill Grove	Salendine Nook	Huddersfield	HD3 3TL	4.53	221	£1,001.13
							TOTALS	3,214	£14,918.98

	NAME		ADDRESS					EXERCISED	
	Capita IRG Trustees Limited Acct ID: Prov Participant ID: 75XZB		Regulated Business Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU					2,512	

minpfe52

BLUEPRINT 2000

RECEIVED
2008 SEP 26 A 7:13

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 07 Month 01 Year 2008	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,830	3,238	707
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	491p	453p	468p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

BLUEPRINT 2000

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	01	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,719	519	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	507p	512p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAPITA IRG TRUSTEES LIMITED ACCT ID: PROV PARTICIPANT ID: T5XZB	Class of shares allotted	Number allotted
Address REGULATED BUSINESS BOURNE HOUSE 34 BECKENHAM ROAD BECKENHAM, KENT	ORDINARY	8,013
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 09.01.2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor.~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (1993)
And
PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (2003)

Options exercised 7 January 2008

	NAME		ADDRESS					EXERCISED	
	Capita IRG Trustees Limited Acct ID: Prov Participant ID: 75XZB		Regulated Business Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU					8,013	

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 668987

Company Name in full Provident Financial plc

Date of this return
The information in this return is made up to

Day	Month	Year
30	11	2007

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
30	09	2008

Registered Office
Show here the address **at the date of this return.**

Colonnade, Sunbridge Road

Any change of registered office must be notified on form 287.

Post town: Bradford

County / Region: West Yorkshire

UK Postcode: BD1 2LQ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6523

If the code number cannot be determined, give a brief description of principal activity.

Other financial intermediation

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

The Registry, 34 Beckenham Road

Post town: Beckenham

County / Region: Kent — UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

not applicable

Post town:

County / Region: — UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title:

Forename(s): Kenneth John

Surname: Mullen

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☐

Address ††: Tonhil House, Borrowby

Post town: Thirsk

County / Region: North Yorkshire — UK Postcode: YO7 4QQ

Country: United Kingdom

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Company No 668987

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	18 07 1945
Forename(s)	Robert Eric
Surname	Hough
Address †† ☐	10 Theobald Road, Bowdon
Post town	Cheshire
County / Region	
UK Postcode	WA14 3HG
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	25 09 1944
Forename(s)	John Hunter
Surname	Maxwell
Address †† ☐	Ancaster House, Church Place
Post town	Pulborough
County / Region	West Sussex
UK Postcode	RH20 1AF
Country	United Kingdom
Nationality	British
Business occupation	Director

BLUEPRINT 2000

Company No 668987

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Ms
Date of birth (Day Month Year)	04 07 1964
Forename(s)	Manjit
Surname	Wolstenholme
Address †† ☐	Birtles Hall Farm, Birtles Lane
Post town	Over Alderley
County / Region	Cheshire
UK Postcode	SK10 4RU
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	
Address †† ☐	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

BLUEPRINT 2000

Company No 668987

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY 20 8/11p	131,117,604	£27,177,103.38
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	☑

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 11/12/2007

† a ~~director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets. *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss E G Versluys, Provident Financial plc,
Colonnade Sunbridge Road, Bradford, West Yorkshire,
BD1 2LQ Tel 01274 731111

DX number DX exchange

BLUEPRINT 2000

PROVIDENT FINANCIAL GROUP



Provident Financial plc
Yes Car Credit (Holdings) Limited 194214 (see note 1)
Provin Limited 1879771
Provident Limited 575965
Provident Yes Car Credit Limited 4253314
Yes Car Credit Limited 3459042 (see note 2)
Direct Auto Finance Limited 3412137
Direct Auto Financial Services Limited 3444409
Direct Auto Finance Insurance Services Limited 3834656
Accepted Car Credit Limited 4417055 D
Express Car Credit Limited 3906842 D
Yes Car Finance Limited 4063510 D
Yes Express Car Credit Limited 3834590 D
Yes Finance Limited 4063490 D
Provident Financial Management Services Limited 328933 (see note 3)
Provident Personal Credit Limited 146091 (see note 4)
Greenwood Personal Credit Limited 125150
H T Greenwood Limited 954387 D
Vanquis Bank Limited 2558509
Provident Print Limited 2211204
N&N Cheque Encashment Limited 3803565
Money Transfers International Limited 4043838 D
Cheque Exchange Limited 2827947
Provident Investments plc 4541509
Provident Financial Trustees Limited 3477678
Provident Financial Trustees (Performance Share Plan) Limited 4825062
First Tower LP(1) Limited SC122077 S
First Tower LP(2) Limited SC125164 S
First Tower LP(3) Limited SC129388 S
First Tower LP(4) Limited SC118423 S
First Tower LP(5) Limited SC127062 S
First Tower LP(6) Limited SC127489 S
First Tower LP(7) Limited SC127807 S
First Tower LP(8) Limited SC118257 S
First Tower LP(9) Limited SC118428 S
First Tower LP(10) Limited SC118426 S
First Tower LP(11) Limited SC122181 S
First Tower LP(12) Limited SC129378 S
Erringham Holdings Limited 39894 D J
Elts Limited 1858423 D
Provident Insurance Limited 642404
Envoyhead Limited 1910002 D
I for Insurance (Services) Limited 2422430 D
Colonnade Insurance Services Limited 1677501 D
Arden Insurance Services 670843
Motorplus Insurance Services Limited 1685139 D
Bridgesun (1) Limited 4584597 D
Bridgesun (2) Limited 4584578 D
Aquis Bank Limited 4586511 D
Lawson Fisher Limited SC4758 D S
Peoples Motor Finance Limited 1078365 D
Policyline Limited 1294141 D
Provident 2006 Limited 5807112 D
Provident Car Credit Limited 4795225 D
Provident Car Finance Limited 4806398 D
Provident Check Traders Limited 1730008 D
Provident Family Finance Limited 912244 D
Provident Finance Limited 40725 D
Provident Financial Group Limited 1524084 D
Provident Financial Trust Limited 811697 D
Provident Home Shopping Limited 543498 D
Provfin Investments Limited 953919 D
Provident Motor Finance Limited 4806693 D
Provident Personal Credit (Ireland) Limited 506462 D
Provident Personal Credit (London) Limited 499984 D
Provident Personal Credit (Midlands) Limited 506464 D
Provident Personal Credit (North) Limited 100957 D
Provident Personal Credit (South) Limited 716773 D
Provident Yes Finance Limited 4795230 D
The Provident Clothing and Supply Company Limite 509371 D

Key

D = Dormant
J = Registered in Jersey
S = Registered in Scotland

Note:

1. Small shareholding by Provident Financial Management Services Limited
2. Small shareholding by Provident Limited
3. Small shareholding by Rosamond Marshall Smith
4. Small shareholdings by Provident Financial plc

orgcomp/1

06/12/2007

CAPITA
REGISTRARS

05 December 2007

Direct Tel: + 44 (0) 20 8639 1006
Direct Fax: + 44 (0) 20 8639 2487
Email:rpritchard@capitaregistrars.com

Ruta Carter
Provident Financial Plc
Colonnade
Sunbridge Road
Bradford
BD1 2LQ

Dear Ruta

Annual Return

As requested, I am pleased to enclose a disk, containing a list of past and present shareholders for the period 1st December 2006 to 30th November 2007.

Included are Ordinary 10 4/11p shares, which ceased to be of value during the reporting period, and Ordinary 20 8/11p shares, which is the current stock

I also confirm that the issued share capital as at close of business on 30th November 2007 was 131,117,604 Ordinary shares.

Please let me know if I can be of further assistance.

Yours sincerely,

Robert Pritchard
Assistant Relationship Manager

BLUEPRINT 2000

RECEIVED
2008 SEP 26 A 7:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	12	2007			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	10,993	6,776	10,020
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share (*including any share premium*)	507p	491p	453p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

BLUEPRINT 2000

88(2)cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10 12 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,049	5,373	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	512p	468p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (1993)

and

PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (2003)

NAME	ADDRESS				EXERCISED
Capita IRG Trustees (Nominee) Limited	The Registry	34 Beckenham Road	Beckenham	Kent BR3 4tU	5,785
Account: Prov					
Crest ID: 2PKAV					

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	OPTION PRICE	EXERCISED	COST SHARES
Mr	Steve	Bennett	158 Mottram Road	STALYBRIDGE	Cheshire SK15 2RT		5.07	1000	£5,070.00
Miss	Debra Sandra	Blay	24 Lindwell	Greetland	Halifax	HX4 8HH	4.91	267	£1,310.97
Mr	David Ronald	Broadbent	2 Crossfield	Holywell Green	HALIFAX	West Yorkshire HX4 9ES	5.07	300	£1,521.00
Mr	David Ronald	Broadbent	2 Crossfield	Holywell Green	HALIFAX	West Yorkshire HX4 9ES	4.53	510	£2,310.30
Mrs	Helen Elizabeth	Broadbent	2 Crossfield Holywell Green	HALIFAX	West Yorkshire HX4 9ES		5.07	200	£1,014.00
Mrs	Helen Elizabeth	Broadbent	2 Crossfield Holywell Green	HALIFAX	West Yorkshire HX4 9ES		4.53	443	£2,006.79
Mr	Michael	Buck	14 Crosshills Road Cononley	KEIGHLEY	West Yorkshire BD20 8LA		4.91	401	£1,968.91
Mr	Michael	Buck	14 Crosshills Road Cononley	KEIGHLEY	West Yorkshire BD20 8LA		5.07	500	£2,535.00
Ms	Susan Jane	Calvert	1 Calder Way	KEIGHLEY	West Yorkshire BD20 0QU		4.53	1244	£5,635.32
Mr	Garry A	Chambers	61 Heath Lea	HALIFAX	West Yorkshire HX1 2DA		4.91	133	£653.03
Mr	Garry A	Chambers	61 Heath Lea	HALIFAX	West Yorkshire HX1 2DA		5.07	250	£1,267.50
Mr	Peter M	Clarke	Bramble Cross	Bierley Marsh	East Bierley	BRADFORD BD4 6PL	4.91	481	£2,361.71
Mr	Peter M	Clarke	Bramble Cross	Bierley Marsh	East Bierley	BRADFORD BD4 6PL	5.07	250	£1,267.50
Mr	Julian Paul	Collins	13 Garth Grove	Menston	ILKLEY	West Yorkshire LS29 6LJ	4.91	668	£3,279.88
Mr	Stephen Andrew	Fawkes	7 Golf Crescent	Norton Tower	HALIFAX	West Yorkshire HX2 0LD	4.91	133	£653.03
Mr	Stephen Andrew	Fawkes	7 Golf Crescent	Norton Tower	HALIFAX	West Yorkshire HX2 0LD	5.07	250	£1,267.50
Mrs	Janina	Fawley	The Maltings 23 Hops Lane	Wheatley	HALIFAX	West Yorkshire HX3 5FB	4.91	200	£982.00
Mrs	Janina	Fawley	The Maltings 23 Hops Lane	Wheatley	HALIFAX	West Yorkshire HX3 5FB	5.07	250	£1,267.50
Mrs	Annmarie	Ford	525 Moor End Road	Mount Tabor	HALIFAX	West Yorkshire HX2 0UH	4.91	133	£653.03
Mrs	Annmarie	Ford	525 Moor End Road	Mount Tabor	HALIFAX	West Yorkshire HX2 0UH	5.07	250	£1,267.50
Mr	Robert	Franklin	4 Aston Avenue Bramley	LEEDS	LS13 2UN		4.91	267	£1,310.97
Mrs	Antonia Margaret	Frazer	Linden Lea	9 Godfrey Road	Skircoat Green	HALIFAX HX3 0LY	4.91	80	£392.80
Mrs	Antonia Margaret	Frazer	Linden Lea	9 Godfrey Road	Skircoat Green	HALIFAX HX3 0LY	4.53	425	£1,925.25
Mrs	Antonia Margaret	Frazer	Linden Lea	9 Godfrey Road	Skircoat Green	HALIFAX HX3 0LY	5.07	350	£1,774.50
Mrs	Antonia Margaret	Frazer	Linden Lea	9 Godfrey Road	Skircoat Green	HALIFAX HX3 0LY	5.12	508	£2,600.96
Mrs	Linda Carole	Hamilton	5 Cedar Grove	Greetland	HALIFAX	West Yorkshire HX4 8HT	4.91	133	£653.03
Mr	Kerry	Jenkin	6 Priestwell Street	Cross Stone Road	TODMORDEN	Lancs OL14 8AP	5.07	1250	£6,337.50
Mr	Howard Wynn	Jones	2 Bishopsgate Walk	ROCHDALE	Lancs OL16 4RR		4.91	106	£520.46
Mr	Howard Wynn	Jones	2 Bishopsgate Walk	ROCHDALE	Lancs OL16 4RR		5.07	150	£760.50
Mr	John Michael	Jordan	12 Old Mill Close	Burley in Wharfedale	ILKLEY	West Yorkshire LS29 7RU	5.12	508	£2,600.96
Mr	John J M	Keirs	17 Glebe St	PUDSEY	West Yorkshire LS28 8PB		4.91	133	£653.03
Mr	John J M	Keirs	17 Glebe St	PUDSEY	West Yorkshire LS28 8PB		5.07	500	£2,535.00

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	01	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	4,463	2,842	460
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	507p	512p	491p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

BLUEPRINT 2000

88(2) cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	668987
Company Name in full	PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	01	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	6,790	874	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	468p	453p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): PLEASE SEE ATTACHED SCHEDULE.	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 14.01.2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc

COLONNADE, SUNBRIDGE ROAD, BRADFORD

BD1 2LQ Tel 01274 731111 EXT 2569

DX number DX exchange

PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (1993)
And
PROVIDENT FINANCIAL plc EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME (2003)

Options allotted (exercised) 14 January 2008

	NAME		ADDRESS					EXERCISED/ ALLOTTED	
	Capita IRG Trustees Limited Acct ID: Prov Participant ID: 75XZB		Regulated Business Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU					6,008	
							TOTAL	6,008	

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	OPTION PRICE	EXERCISED/ ALLOTTED	COST SHARES
Miss	Jane	Bradbury	93 Park Road	Bingley	West Yorkshire	BD16 4BY	5.07	651	£3,300.57
Miss	Jane	Bradbury	93 Park Road	Bingley	West Yorkshire	BD16 4BY	5.12	1,298	£6,645.76
Miss	Nina	Chambers	34 Plumpton End	Wrose	Bradford, West Yorkshire	BD2 1LY	4.91	288	£1,414.08
Miss	Nina	Chambers	34 Plumpton End	Wrose	Bradford, West Yorkshire	BD2 1LY	5.12	519	£2,657.28
Miss	Nina	Chambers	34 Plumpton End	Wrose	Bradford, West Yorkshire	BD2 1LY	4.68	1,416	£6,626.88
Mr	John Patrick	Flaherty	3 Beech Close	Menston	Ilkley,. West Yorkshire	LS29 6NU	5.07	1,302	£6,601.14
Mrs	Sarah Louise	Glyde	1 Causeway Fold	Blackshaw Head	Hebden Bridge, West Yorkshire	HX7 7JF	5.07	1,302	£6,601.14
Mr	Stephen A	Samways	8 Carin Garth	Guiseley	Leeds, West Yorkshire	LS20 8QP	4.91	172	£844.52
Mr	Stephen A	Samways	8 Carin Garth	Guiseley	Leeds, West Yorkshire	LS20 8QP	5.07	468	£2,372.76
Mr	Stephen A	Samways	8 Carin Garth	Guiseley	Leeds, West Yorkshire	LS20 8QP	4.53	874	£3,959.22
Mr	Nicholas Peter	Edge	1 Ings Head Gardens	Shelf	West Yorkshire	HX3 7LS	4.68	1,131	£5,293.08
							TOTAL	9,421	

minpfe02

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14 01 2008	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	7,500	7,500	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	550.5p	702.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) ROOD NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 15,000
Address PO BOX 52715 30 GRESHAM STREET LONDON		
UK postcode EC2P 2XY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14.01.2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	668987
Company Name in full	PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17 / 01 / 2008	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	562	998	103
Nominal value of each share	20 8/11p	20 8/11p	20 8/11p
Amount (if any) paid or due on each share *(including any share premium)*	491p	453p	712p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s) CAPITA IRG TRUSTEES LIMITED ACCT ID: PROV PARTICIPANT ID: 75XZB	ORDINARY	1,101
Address REGULATED BUSINESS BOURNE HOUSE 34 BECKENHAM ROAD BECKENHAM KENT		
UK postcode BR3 4TU		
Name(s) DAVID PAUL BOWMAN	ORDINARY	274
Address 6 GREENBANKS AVENUE HORSFORTH, LEEDS WEST YORKSHIRE		
UK postcode LS18 5RX		
Name(s) RICHARD HEELS	ORDINARY	288
Address 5 LABURNUM GROVE HORBURY, WAKEFIELD WEST YORKSHIRE		
UK postcode WF4 6HG		
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/11/2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	01	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	414		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	453p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): DOREEN ATTWOOD Address: 30 LAMBTON STREET, CHESTER LE STREET, CO. DURHAM UK postcode: DH3 3NH	ORDINARY	414
Name(s): Address: UK postcode:		
Name(s): Address: UK postcode:		
Name(s): Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 31.01.2008

* A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 668987

Company Name in full Provident Financial plc

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 17 01 2008

Name * Style / Title:

* Honours etc: MA(Cantab) FCA

Forename(s): John Philip

Surname: de Blocq van Kuffeler

† Date of Birth (Day Month Year): 09 01 1949

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

Park House, Chrishall

Post town: Near Royston

County / Region: Hertfordshire

Postcode: SG8 8QT

Country: United Kingdom

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 18.01.2008

(**~~director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss E G Versluys, Provident Financial plc,

Colonnade Sunbridge Road, Bradford, West Yorkshire,

BD1 2LQ Tel 01274 731111

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	9	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	406		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	453p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ANDREW McKAY	Class of shares allotted: ORDINARY	Number allotted: 406
Address: 23 CUANAHOWAN RATHOE ROAD TULLOW COUNTY CARLOW, REPUBLIC OF IRELAND		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31.01.2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	02	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	707		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	468p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): GILLIAN SARAH WEBSTER	Class of shares allotted: ORDINARY	Number allotted: 707
Address: 26A WATER ROYD LANE, MIRFIELD, WEST YORKSHIRE		
UK postcode: WF14 9SF		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 04.02.2008

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

RECEIVED

2008 SEP 26 A 7:18

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18 02 2008	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,664		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	453p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAPITA IRG TRUSTEES LIMITED ACCT ID: PROV PARTICIPANT ID: 75XZB	Class of shares allotted: ORDINARY	Number allotted: 1,664
Address REGULATED BUSINESS BOURNE HOUSE 34 BECKENHAM ROAD BECKENHAM KENT		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 18.02.2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

LUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17 03 2008	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	189	748	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	507p	453p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CORINNE SCOTT	Class of shares allotted: ORDINARY	Number allotted: 189
Address 3 ACRE RISE BAILDON SHIPLEY WEST YORKSHIRE		
UK postcode BD17 5BP		
Name(s) CAPITA IRG TRUSTEES LIMITED ACCT ID: PROV PARTICIPANT ID: 75X2B	Class of shares allotted: ORDINARY	Number allotted: 748
Address REGULATED BUSINESS BOURNE HOUSE 34 BECKENHAM ROAD BECKENHAM KENT		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17.03.2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	03	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	166	258	
Nominal value of each share	20 8/11p	20 8/11p	
Amount (if any) paid or due on each share *(including any share premium)*	453p	712p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

mes and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): STEVEN M PARKER	ORDINARY	166
Address: 89 FIELDHEAD ROAD GUISELEY LEEDS		
UK postcode: LS20 8DU		
Name(s): KEITH RACE	ORDINARY	258
Address: 13 WINGATE CLOSE DAIRYLANE ESTATE HOUGHTON LE SPRING TYNE & WEAR		
UK postcode: DH4 5QS		
Name(s):		
Address:		
UK postcode:		
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

igned [signature] Date 12.03.2008

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

ontact Details

ou do not have to give any contact formation in the box opposite but if u do, it will help Companies House to ntact you if there is a query on the m. The contact information that you e will be visible to searchers of the blic record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number: 668987

Company Name in full: PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	04	2008			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	713		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	468p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): DOREEN ATTWOOD	Class of shares allotted: ORDINARY	Number allotted: 713
Address: 30 LAMBTON STREET, CHESTER LE STREET, CO. DURHAM		
UK postcode: DH3 3NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14.04.2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver~~ / receiver manager / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

RECEIVED

2008 SEP 26 A 7:13

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	05	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,000		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	799p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06 05 2008	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	174		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	716p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

...es and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ANDREW ERIC BERRY	Class of shares allotted: ORDINARY	Number allotted: 174
Address: GREEN HILL HOUSE, WATER HILL LANE, WARLEY, HALIFAX, WEST YORKSHIRE		
UK postcode: HX2 7SG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09.05.2008

** A ~~director~~ / secretary / administrator / ~~administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

THE COMPANIES ACTS 1989-2006
COMPANY LIMITED BY SHARES

RESOLUTIONS OF
PROVIDENT FINANCIAL plc
COMPANY NO. 668987

At the forty-eighth annual general meeting of Provident Financial plc ("the company") duly convened and held at the Hollins Hall Hotel, Hollins Hill, Baildon, Shipley, West Yorkshire BD17 7QW, on Thursday, 8 May 2008, commencing at 12 noon, the following resolutions were proposed and passed as special business.

RESOLUTIONS

AUTHORITY FOR THE COMPANY TO PURCHASE ITS OWN SHARES
(SPECIAL RESOLUTION 15)
15. That the company is authorised, generally and without conditions, to make market purchases (within the meaning of section 163 of the Companies Act 1985) of its own ordinary shares of 208/11p each ("ordinary shares"), provided that:

15.1 the company may not purchase more than 13,122,630 ordinary shares;

15.2 the minimum price which the company may pay for each ordinary share is the nominal value;

15.3 the maximum price (excluding expenses) which the company may pay for each ordinary share is 5% over the average of the middle-market price of an ordinary share, based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company agrees to purchase the ordinary shares;

15.4 this authority will last from the date of this annual general meeting until the end of the next annual general meeting or, if earlier, until 7 May 2009; and

15.5 the company may agree, before the authority ends, to purchase ordinary shares even though the purchase is, or may be, completed after the authority ends.

POWER TO ALLOT SHARES FOR CASH
(SPECIAL RESOLUTION 16)
16. That the directors be authorised pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 11, as set out in this notice of annual general meeting, and sell relevant shares (as defined in section 94 of the Companies Act 1985) held by the company as treasury shares (as defined in section 162A of the Companies Act 1985) for cash, as if section 89(1) of the Companies Act 1985 did not apply to such allotment or sale, provided that this power shall be limited to:

16.1 the allotment of equity securities where such securities are offered (whether by way of rights issue, open offer or otherwise) to the holders of ordinary shares in the capital of the company in proportion (as nearly as may be) to the number of ordinary shares then held by them (subject to any exceptions which the directors believe are necessary or expedient in relation to fractional entitlements or legal and practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange of any territory); and

16.2 any other allotment of equity securities up to an aggregate nominal amount of £1,359,981.

Unless previously revoked, renewed or varied, such power shall expire on 7 May 2009, provided that the company may before that date make an offer or agreement which would or might require equity securities to be allotted or treasury shares to be sold after that date and the directors shall be entitled to allot such securities or sell such treasury shares in pursuance of such offer or agreement as if the power conferred by this agreement had not expired. All authorities previously conferred under section 95 of the Companies Act 1985 shall be revoked, provided that such revocation shall not have retrospective effect.

<u>ADOPTION OF NEW ARTICLES OF ASSOCATION</u>
(SPECIAL RESOLUTION 17)
17. That the Articles of Association produced to the meeting be adopted as the Articles of Association of the company in substitution for, and to the exclusion of, the existing Articles of Association.

E.V[signature]

<u>DEPUTY COMPANY SECRETARY</u>

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	02	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	416		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	453p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

mes and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAPITA IRG TRUSTEES LIMITED ACCT ID: PROV PARTICIPANT ID: 75XZB	Class of shares allotted	Number allotted
	ORDINARY	416
Address REGULATED BUSINESS BOURNE HOUSE 34 BECKENHAM ROAD BECKENHAM, KENT		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 22.02.2008

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

PROVIDENT FINANCIAL

COLONNADE, SUNBRIDGE ROAD, BRADFORD BD1 2LQ
TELEPHONE: +44(0)1274 731111 FAX: +44(0)1274 727300
EMAIL: enquiries@providentfinancial.com

Our Ref: RVC

12 May 2008

Registrar of Companies
Companies House
Crown Way
CARDIFF
CF14 3UZ

Dear Sirs

Provident Financial plc - company number 668987

Please find enclosed a copy of the 2007 Annual Report and Accounts in black and white A4 format with original signatures for Provident Financial plc.

Please "bar code" the attached copy letter to acknowledge safe receipt of this document and return it in the enclosed stamped addressed envelope.

Yours faithfully

RVCarter

R V Carter (Mrs)
Company Secretarial Assistant

Enclosure

TUESDAY
AF22NZO3
A12 13/05/2008 471
COMPANIES HOUSE

Acklet08/42

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number: 668987

Company Name in full: PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	19	05	2008
To			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	460		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	453p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ELIZABETH ANN MOORE	Class of shares allotted: ORDINARY	Number allotted: 460
Address: 6 PARKWAY, QUEENSBURY, BRADFORD, WEST YORKSHIRE		
UK postcode: BD13 2HJ		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 20/5/2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	06	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,471		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	453p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): DAVID ROBERT SPIERS	Class of shares allotted: ORDINARY	Number allotted: 2,471
Address: 18A FERN HILL ROAD, MOORHEAD, SHIPLEY, WEST YORKSHIRE		
UK postcode: BD18 4SL		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed _______________ Date 13.06.2008

* A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	668987
Company Name in full	PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	467		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	507p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): CATHERINE M LIDDICOAT	ORDINARY	467P
Address: 10 CROSS PARK WAY CROWN HILL PLYMOUTH		
UK postcode: PL6 5AP		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 03.07.2008

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,771		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	20 8/11p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) KLEINWORT BENSON (JERSEY) TRUSTEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,771
Address PO BOX 76, WESTS CENTRE, ST HELIER, JERSEY, CHANNEL ISLANDS		
UK postcode JE4 8PQ		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

RECEIVED 2008 SEP 26 A

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31.07.2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

BLUEPRINT 2000

88(2)

(Revised 200

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 668987

Company Name in full PROVIDENT FINANCIAL plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	08	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7,169		
Nominal value of each share	20 8/11p		
Amount (if any) paid or due on each share *(including any share premium)*	709p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

RECEIVED 2008 SEP 26 A

OFFICE OF ... CORPORATE ...

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ANTONY BURROWS	Class of shares allotted: ORDINARY	Number allotted: 7,169
Address: 15 WELLAND ROAD HILTON DERBYSHIRE		
UK postcode: DE65 5GZ		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

* Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 04.08.2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS E G VERSLUYS, PROVIDENT FINANCIAL plc
COLONNADE, SUNBRIDGE ROAD, BRADFORD
BD1 2LQ Tel 01274 731111 EXT 2569
DX number DX exchange

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your ordinary shares in Provident Financial plc, please pass this document together with the accompanying documents to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

PROVIDENT FINANCIAL

ANNUAL GENERAL MEETING 2008

Notice of the Annual General Meeting of the company to be held at the Marriott Hollins Hall Hotel & Country Club, Hollins Hill, Baildon, Shipley, West Yorkshire BD17 7QW on Thursday 8 May 2008 at 12 noon is set out in pages 5 to 8 of this document.

Whether or not you propose to attend the Annual General Meeting, please complete and submit a proxy form in accordance with the instructions printed on the enclosed form. The proxy form must be received by the Proxies Department at Capita Registrars by 12 noon on Tuesday 6 May 2008.

PROVIDENT FINANCIAL

Provident Financial plc

(incorporated and registered in England and Wales under number 668987)

Registered Office:
Colonnade
Sunbridge Road
Bradford
West Yorkshire
BD1 2LQ

31 March 2008

To shareholders and members of the Provident Financial Company Nominee Scheme

Notice of Annual General Meeting

Dear Shareholder,

I am pleased to be writing to you with details of our Annual General Meeting ("AGM") which we are holding at the Marriott Hollins Hall Hotel & Country Club, Hollins Hill, Baildon, Shipley, West Yorkshire BD17 7QW on Thursday 8 May 2008 at 12 noon. The formal notice of Annual General Meeting is set out on pages 5 to 8 of this document.

If you would like to vote on the resolutions but cannot come to the AGM, please fill in the proxy form sent to you with this notice and return it to our registrars as soon as possible. Members of the Provident Financial Company Nominee Scheme must ensure that their proxy request form is received by 12 noon on Monday 5 May 2008. Shareholders must ensure that their proxy form is received by 12 noon on Tuesday 6 May 2008.

Final dividend

Shareholders are being asked to approve a final dividend of 38.1p per ordinary share for the year ended 31 December 2007. If you approve the recommended final dividend, this will be paid on 20 June 2008 to all ordinary shareholders who were on the register of members at the close of business on 16 May 2008.

Provident Financial Long Term Incentive Scheme 2006 (the "LTIS")

Shareholders are being asked to approve the proposed amendments to the rules of the LTIS which are set out in more detail at Appendix II on page 14 of this document which in the main include the removal of the 5% anti-dilution limit to enable the LTIS to continue to operate for the foreseeable future. However, it is not proposed that the 10% anti-dilution limit be removed and this will be retained in accordance with best practice and published investor guidelines.

Provident Financial plc 2007 Employee Benefit Trust (the "EBT")

Shareholders are also being asked to approve the establishment of the EBT. The EBT has recently been established by the company for the purposes of facilitating the operation of the LTIS. In addition shareholders are being asked, in accordance with clause 3.11 of the trust deed establishing the EBT, to authorise the company to issue ordinary shares in the capital of the company to the trustee of the EBT for the purposes of satisfying awards granted pursuant to the LTIS. A summary of the principal terms of the EBT can be found at Appendix III on page 15 of this document.

New Articles of Association

We are also asking shareholders to approve a number of amendments to our Articles of Association primarily to reflect the provisions of the Companies Act 2006. An explanation of the main changes between the proposed and the existing Articles of Association is set out at Appendix IV on pages 16 to 18 of this document.

In addition, the AGM will cover the usual routine business, including:

adoption of the directors' report and the financial statements;

approval of the directors' remuneration report;

appointment of directors;

re-appointment of directors; and

re-appointment of auditors and the directors' authority to pay them.

Resolutions 11, 12, 15 and 16 deal with additional matters. Resolution 11 renews the authority of the company to allot relevant securities. Resolution 12 confers authority on the company to make certain political donations. Resolution 15 confers authority to enable the company to purchase its own shares. Resolution 16 gives the directors authority to allot shares in the company for cash in certain circumstances. Resolutions 11, 12, 15 and 16 are similar to resolutions which shareholders have passed in previous years.

Explanatory notes on all the business to be considered at this year's AGM appear on pages 9 to 12 of this document.

The directors consider that all the resolutions to be put to the meeting are in the best interests of the company and its shareholders as a whole. Your board will be voting in favour of them and unanimously recommends that you do so as well.

Yours sincerely,

John van Kuffeler

Chairman

Inspection of documents

The following documents will be available for inspection at the company's registered office, Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ during normal business hours (9.00am to 5.00pm on weekdays) until the time of the AGM and at the Marriott Hollins Hall Hotel & Country Club, Hollins Hill, Baildon, Shipley, West Yorkshire BD17 7QW from 11.00am until the conclusion of the AGM:

- *Copies of the executive directors' service contracts*
- *Copies of letters of appointment of the non-executive directors*

The following documents will be available for inspection at the company's registered office, Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY during normal business hours (9.00am to 5.00pm on weekdays) until the time of the AGM and at the Marriott Hollins Hall Hotel & Country Club, Hollins Hill, Baildon, Shipley, West Yorkshire BD17 7QW from 11.00am until the conclusion of the AGM:

- *A copy of the proposed new rules of the Provident Financial Long Term Incentive Scheme 2006 and a copy of the existing rules marked to show the changes being proposed in resolution 13*
- *A copy of the trust deed dated 11 September 2007 and made between the company and Kleinwort Benson (Jersey) Trustees Limited establishing the Provident Financial plc 2007 Employee Benefit Trust as referred to in resolution 14*
- *A copy of the proposed new Articles of Association of the company, and a copy of the existing Articles of Association marked to show the changes being proposed in resolution 17.*

Provident Financial plc

NOTICE OF ANNUAL GENERAL MEETING

The forty-eighth annual general meeting of Provident Financial plc will be held at the Marriott Hollins Hall Hotel & Country Club, Hollins Hill, Baildon, Shipley, West Yorkshire BD17 7QW on Thursday 8 May 2008 at 12 noon. You will be asked to consider and pass the resolutions below. Resolutions 15 to 17 (inclusive) will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary resolutions

1. That the directors' report and the audited financial statements of the company for the year ended 31 December 2007 be adopted.
2. That the directors' remuneration report for the year ended 31 December 2007 be approved.
3. That a final dividend of 38.1p per share on the ordinary shares of 20 8/11p each in respect of the year ended 31 December 2007 be declared and paid on 20 June 2008 to the holders of such ordinary shares on the register of members of the company at the close of business on 16 May 2008.
4. That Chris Gillespie be appointed as a director of the company.
5. That Manjit Wolstenholme be appointed as a director of the company.
6. That Andrew Fisher be re-appointed as a director of the company.
7. That John Maxwell be re-appointed as a director of the company.
8. That John van Kuffeler be re-appointed as a director of the company.
9. That PricewaterhouseCoopers LLP be re-appointed as auditors of the company to hold office until the conclusion of the next general meeting at which accounts are laid before the company.
10. That the directors be authorised to determine the auditors' remuneration.
11. That the directors be authorised generally, and without conditions, to exercise the powers of the company to allot relevant securities (with the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £8,975,879 which authority shall expire on 7 May 2013 (unless previously revoked, renewed or varied by the company in a general meeting) save that the company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority confirmed hereby had not expired. This authority shall be in substitution for, and replace, the general authority granted by the company in the annual general meeting held on 30 April 2003.
12. That in accordance with sections 366 and 367 of the Companies Act 2006, the company and all companies that are its subsidiaries at any time during the period for which this resolution is effective are authorised to:

    12.1 make political donations to political parties and/or independent election candidates not exceeding £50,000 in total;

    12.2 make political donations to political organisations other than political parties, not exceeding £50,000 in total; and

    12.3 incur political expenditure not exceeding £50,000 in total;

    (as such terms are defined in sections 363 to 365 of the Companies Act 2006) provided that the aggregate amount of any such donations and expenditure shall not exceed £50,000 during the period beginning on the date of the passing of this resolution and expiring at the conclusion of the annual general meeting of the company in 2009.
13. That the rules of the Provident Financial Long Term Incentive Scheme 2006 be amended in the manner set out in Appendix II on page 14 of this document, such amendments to be effective on the date upon which the remuneration committee of the company adopts such amendments.
14. That the Provident Financial plc 2007 Employee Benefit Trust (the "EBT"), the principal terms of which are summarised in Appendix III on page 15 of this document, be and is hereby approved and that the directors be authorised in accordance with clause 3.11 of the trust deed establishing the EBT

to issue ordinary shares in the capital of the company to the trustee of the EBT for the purposes of satisfying awards made by the trustee pursuant to the Provident Financial Long Term Incentive Scheme 2006.

Special resolutions

15. That the company is authorised, generally and without conditions, to make market purchases (within the meaning of section 163 of the Companies Act 1985) of its own ordinary shares of 20$^{8}/_{11}$p each ("ordinary shares"), provided that:

    15.1 the company may not purchase more than 13,122,630 ordinary shares;

    15.2 the minimum price which the company may pay for each ordinary share is the nominal value;

    15.3 the maximum price (excluding expenses) which the company may pay for each ordinary share is 5% over the average of the middle-market price of an ordinary share, based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company agrees to purchase the ordinary shares;

    15.4 this authority will last from the date of this annual general meeting until the end of the next annual general meeting or, if earlier, until 7 May 2009; and

    15.5 the company may agree, before the authority ends, to purchase ordinary shares even though the purchase is, or may be, completed after the authority ends.

16. That the directors be authorised pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 11, as set out in this notice of annual general meeting, and sell relevant shares (as defined in section 94 of the Companies Act 1985) held by the company as treasury shares (as defined in section 162A of the Companies Act 1985) for cash, as if section 89(1) of the Companies Act 1985 did not apply to such allotment or sale, provided that this power shall be limited to:

    16.1 the allotment of equity securities where such securities are offered (whether by way of rights issue, open offer or otherwise) to the holders of ordinary shares in the capital of the company in proportion (as nearly as may be) to the number of ordinary shares then held by them (subject to any exceptions which the directors believe are necessary or expedient in relation to fractional entitlements or legal and practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange of any territory); and

    16.2 any other allotment of equity securities up to an aggregate nominal amount of £1,359,981.

    Unless previously revoked, renewed or varied, such power shall expire on 7 May 2009, provided that the company may before that date make an offer or agreement which would or might require equity securities to be allotted or treasury shares to be sold after that date and the directors shall be entitled to allot such securities or sell such treasury shares in pursuance of such offer or agreement as if the power conferred by this agreement had not expired. All authorities previously conferred under section 95 of the Companies Act 1985 shall be revoked, provided that such revocation shall not have retrospective effect.

17. That the Articles of Association produced to the meeting be adopted as the Articles of Association of the company in substitution for, and to the exclusion of, the existing Articles of Association.

Registered Office:
Colonnade
Sunbridge Road
Bradford
West Yorkshire
BD1 2LQ

By order of the Board
Kenneth J Mullen
General Counsel and Company Secretary
31 March 2008

Registered in England and Wales No. 668987

Notes

1. Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the company. A proxy form which may be used to make such appointment and give proxy instructions accompanies this notice. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact Capita Registrars on 0871 664 0300 (calls cost 10p per minute plus network extras).

2. To be valid any proxy form or other instrument appointing a proxy must be received by post or (during normal business hours only) by hand by the Proxies Department at Capita Registrars no later than 12 noon on Tuesday 6 May 2008. (For members of the Provident Financial Nominee Scheme, proxies must be received by 12 noon on Monday 5 May 2008).

3. The return of a completed proxy form, other such instrument or any CREST Proxy Instruction (as described in paragraph 7 below) will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so.

4. To be entitled to attend and vote at the Annual General Meeting (and for the purpose of the determination by the company of the votes they may cast), shareholders must be registered on the Register of Members of the company at 12 noon on Tuesday 6 May 2008 (or, in the event of any adjournment, 12 noon on the date which is two days before the time of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

5. As at 28 March 2008 (being the last business day prior to the publication of this notice) the company's issued share capital consists of 131,226,305 ordinary shares, carrying one vote each. Therefore, the total voting rights in the company as at 28 March 2008 are 131,226,305.

6. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

7. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by 12 noon on Tuesday 6 May 2008. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

8. CREST members and, where applicable, their CREST sponsors, or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

9. The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

10. Shareholders should note that it is possible that, pursuant to requests made by shareholders of the company under section 527 of the Companies Act 2006, the company may be required to publish on a

website a statement setting out any matter relating to: (i) the audit of the company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Annual General Meeting; or (ii) any circumstance connected with an auditor of the company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006. The company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Annual General Meeting includes any statement that the company has been required under section 527 of the Companies Act 2006 to publish on a website.

11. In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample letter of representation if the chairman is being appointed as described in (i) above.

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

The notes on the following pages give an explanation of the proposed resolutions.

Resolutions 1 to 14 are proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution. Resolutions 15 to 17 are proposed as special resolutions. This means that for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1: Directors' report and financial statements

The directors' report and the audited financial statements of the company for the year ended 31 December 2007 (the "annual report") have been made available to shareholders and will be presented at the AGM. The annual report may also be accessed on the company's website at www.providentfinancial.com.

Resolution 2: Directors' remuneration report

The directors' remuneration report is contained in the annual report. It may also be accessed on the company's website at www.providentfinancial.com.

Resolution 3: Dividend

Shareholders must approve the final dividend for each ordinary share. However, the final dividend cannot be more than the amount which the directors recommend (which is 38.1p for each ordinary share). Under the Articles of Association of the company the directors can pay interim dividends (these are dividend payments made during the year). The final dividend proposed in this resolution is in addition to the interim dividend of 25.4p for each ordinary share which was paid on 28 November 2007.

Resolutions 4 & 5: Appointment of Directors

Chris Gillespie and Manjit Wolstenholme were appointed to the board on 16 July 2007. Under the Articles of Association of the company they will hold office only until the AGM at which they will be eligible for appointment. Chris Gillespie and Manjit Wolstenholme have both confirmed that they will stand for appointment. There is further information about these directors and the board committees on which they sit in Appendix I of these explanatory notes.

Resolutions 6, 7 & 8: Re-appointment of directors retiring under the Articles of Association

The Articles of Association of the company state that a third of the directors must retire at the AGM. (This does not include directors appointed by the board since the last AGM). Furthermore, each director must offer himself for re-appointment every three years and annually once he has served for nine years. All three directors have confirmed that they will stand for re-appointment. There is information about them and the board committees on which they sit in Appendix I of these explanatory notes.

In accordance with the Combined Code it is confirmed that a formal performance evaluation has been carried out and that each of these directors continues to be an effective member of the board and to demonstrate commitment to the role.

Resolutions 9 & 10: Re-appointment and remuneration of auditors

The company is obliged by law to re-appoint its auditors annually. The audit committee considered the re-appointment of PricewaterhouseCoopers LLP at its meeting in February 2008 and recommended this to the board.

Resolution 11: Power to allot shares

An authority to allot shares up to an aggregate nominal amount of £8,780,000 was granted to the directors in 2003 with an expiry date of 29 April 2008. It is now proposed to renew this authority in respect of 43,304,680 shares. The amount of the shares to which this authority applies represents approximately 33% of the issued ordinary share capital of the company as at 28 March 2008. The power will last for five years unless revoked, renewed or varied.

Resolution 12: Authority to make political donations

This resolution renews the resolution that was passed at the 2007 annual general meeting and seeks approval from shareholders to enable the company to make donations or incur expenditure which it would otherwise be prohibited from making or incurring by the Companies Act 2006.

Amongst other things, the Companies Act 2006 prohibits companies and their subsidiaries from making political donations or incurring political expenditure in excess of an aggregate of £5,000 in relation to a political party or other political organisation or an independent election candidate in the 12 month period following the date of their first annual general meeting after the new legislation came into effect (and in each succeeding 12 month period), unless such donations and expenditure have been approved in advance by the company's shareholders.

The company and its subsidiaries do not currently make donations to political parties and do not intend to do so in the future. However, the Companies Act 2006 contains wide definitions of "political donation", "political organisation", "political expenditure" and "political party" and, as a result, it is possible that the company and its subsidiaries may be prohibited from supporting bodies which it is in the shareholders' interests for the company to support; for example, bodies concerned with policy review or law reform, with the representation of the business community or sections of it or special interest groups. If this resolution is passed the company and its subsidiaries will be authorised to make donations and incur expenditure which might otherwise be prohibited by the legislation, up to a limit of, in aggregate, £50,000. The directors consider that the authority is necessary to provide the company with comfort that it will not, because of uncertainties as to the scope and interpretation of the legislation, unintentionally commit a technical breach of it. It will also allow the company and its subsidiaries to provide financial and other support to organisations which it is in shareholders' interests for the company to support.

As permitted under the Companies Act 2006, the resolution extends not only to the company but also covers all companies which are subsidiaries of the company at any time the authority is in place. The resolution authorises the company and its subsidiaries to:

(i) make political donations to political parties or independent election candidates not exceeding £50,000 in total;

(ii) make political donations to political organisations other than political parties not exceeding £50,000 in total; and

(iii) incur political expenditure not exceeding £50,000 in total provided that the aggregate amount of any such donations and expenditure shall not exceed £50,000 in the period up to the company's next annual general meeting.

As required by the Companies Act 2006, the resolution is in general terms and does not purport to authorise particular donations.

Resolution 13: Amendments to Long Term Incentive Scheme 2006

The company demerged its international business pursuant to the approval of the company's shareholders given at an extraordinary general meeting of the company held on 13 July 2007.

As part of the demerger, the ordinary shares in the capital of the company were consolidated so that each shareholder of the company on the register of members at 5.00 pm on Friday 13 July 2007 received one consolidated share in the capital of the company for every two non consolidated shares held in the capital of the company.

Accordingly the number of shares in the issued share capital of the company was halved once this share consolidation became effective on 16 July 2007.

The consolidation of the company's shares in this manner has had the following consequence in relation to the company's ability to operate the Provident Financial Long Term Incentive Scheme 2006 (the "LTIS"):

The LTIS contains two anti-dilution limits which limit the number of shares in the capital of the company which may be newly issued in any ten year period for the purpose of satisfying awards made under the LTIS. Importantly, the anti-dilution limits operate by reference to the issued share capital in existence on the day preceding the date of any proposed grant of an award under the LTIS, so that broadly:

(a) in any ten year period, the aggregate number of newly issued shares which may be used under the LTIS and any other share incentive scheme operated by the company, cannot exceed 10 per cent of the issued

share capital of the company on the day before the proposed date of grant of an award ("10 per cent anti-dilution limit"); and

(b) in any ten year period, the aggregate number of newly issued shares which may be used under the LTIS and any share incentive scheme (other than a HM Revenue & Customs approved Share Incentive Plan or Save As You Earn Scheme or similar all employee scheme) operated by the company, cannot exceed 5 per cent of the issued share capital of the company on the day before the proposed date of grant of an award ("5 per cent anti-dilution limit").

Immediately prior to the consolidation of the company's shares these anti-dilution limits provided the company with approximately 4,000,000 shares over which it could make further awards under the LTIS and approximately 13,500,000 shares over which it could make further awards under the LTIS and all other share incentive schemes operated by the company. This was a sufficient number of shares to allow the company to make awards for the foreseeable future, in accordance with the remuneration policies operated by the company. However, immediately upon the consolidation of the company's shares becoming effective, and the number of shares in issue being reduced to half the amount in existence before the consolidation, the 5 per cent anti-dilution limit was fully utilised. The directors are of the view that it is in the best interests of shareholders and the company to rectify this consequence of the consolidation of the company's shares as it severely inhibits the company's ability to effectively incentivise and retain the key executives and senior management now responsible for driving the success of the company.

It is therefore proposed that the 5 per cent anti-dilution limit be temporarily removed from the LTIS as this will enable the company to continue operating the LTIS with newly issued shares for the foreseeable future. In due course, the company intends to re-introduce the 5 per cent anti-dilution limit when the LTIS can be effectively operated in accordance with and subject to a 5 per cent anti-dilution limit.

However, it is not proposed that the 10 per cent anti dilution limit should be removed from the LTIS and this will be retained in accordance with best practice and published investor guidelines. If the 5 per cent anti-dilution limit is removed the company will have approximately 3,000,000 shares over which it will be able to make awards using newly issued shares pursuant to the LTIS and its other share incentive schemes. Whilst this will not be as many shares as were available before the demerger it will be sufficient to allow the company to effectively incentivise the key executives and senior management in the short term.

Full details of the proposed amendments to the LTIS are contained in Appendix II of these explanatory notes.

Resolution 14: Establishment of Employee Benefit Trust

Full details of the principal terms of the Provident Financial plc 2007 Employee Benefit Trust (the "EBT") which was established by the company on 11 September 2007 are included in Appendix III of this document and the trust deed itself will be available for inspection as noted on page 4 of this document.

When the EBT was established it was initially proposed that the EBT would satisfy awards made under the LTIS by purchasing shares in the capital of the company in the market and to date the EBT has been operated on this limited basis. However, if the shareholders approve the proposed amendments to the LTIS which will allow the company to issue new shares under the LTIS, the company will to be able to issue shares to the trustee of the EBT for the purposes of satisfying awards made pursuant to the LTIS.

As currently drafted the trust deed establishing the trust prohibits the trustee from subscribing for shares unless and until the shareholders of the company have approved the establishment of the EBT in general meeting (clause 3.11 of the trust deed) and hence the company is seeking shareholder approval of the EBT and the authority to issue shares to the trustee of the EBT for the purposes of satisfying awards under the LTIS.

The directors are of the view that it is in the best interests of shareholders and the company for shares to be issued to the trustee of the EBT as the current restriction on the ability for the trustee to subscribe for shares in the capital of the company contained in the trust deed severely inhibits the use of the EBT in conjunction with the LTIS and the ability for the company to effectively incentivise and retain the key executives and senior management.

Resolution 15: Authority for the company to purchase its own shares

This resolution renews the resolution that was passed at the 2007 annual general meeting giving the company authority to purchase its own shares in the market up to a maximum of approximately 10% of the

issued ordinary share capital of the company. No shares were purchased pursuant to that authority. The resolution sets out the maximum number of shares which may be purchased, which is approximately 10% of the issued ordinary share capital of the company as at 28 March 2008, the highest and lowest prices which may be paid and the date when this authority runs out. If any shares are purchased, they will be either cancelled or held in treasury. Any such decision will be made by the directors at the time of purchase on the basis of the shareholders' best interests. If the directors decide to hold such shares as treasury shares, any subsequent issue of these treasury shares for the purposes of equity based incentive schemes will be treated as being included in the 10% anti-dilution limit in those schemes.

The directors are committed to managing the capital of the company effectively. Any purchases would be made only if to do so would result in an increase in earnings per share of the company and would be in the best interests of shareholders generally. Earnings per share is the profit after tax of the company divided by the weighted average number of shares in issue during the year. The directors have no present intention of making purchases of the company's shares pursuant to this authority.

Resolution 16: Power to allot shares for cash

Resolution 7 passed at the 2003 annual general meeting gave the directors power to allot shares up to an aggregate nominal amount of £8,780,000 up until 29 April 2008. Resolution 16 passed at the 2007 annual general meeting gave the directors authority to allot shares for cash up to an aggregate nominal amount of £1,328,606 up until 15 May 2008. No shares were issued pursuant to these authorities. It is now proposed to seek further authority to allot shares for cash.

This resolution gives the directors power to allot equity securities in exchange for cash and to sell treasury shares other than to existing holders of ordinary shares in proportion to their holdings. Equity securities are ordinary shares in the company (but do not include shares which are allotted under employees' share schemes). This power is limited to an offer of equity securities by way of a rights issue or an open offer or similar procedure under which a company offers existing shareholders the chance to acquire new shares. The number of shares they can acquire depends on the number of shares they already own. This is one way by which companies can raise extra capital. However, the rules in some countries make it difficult to include shareholders in those countries in such offers. The power given by this resolution means that the directors can make separate arrangements for those shareholders. The directors may also make separate arrangements for any fractions of shares which are left over.

In addition, this power allows the directors to issue ordinary shares for cash or sell treasury shares without first having to offer the shares to existing shareholders, up to a maximum of 6,561,315 shares. This is approximately 5% of the issued ordinary share capital of the company on 28 March 2008.

The Association of British Insurers have issued guidelines recommending that a company should not issue shares for cash (without first offering them to existing shareholders) in any one year in excess of 5% of the issued ordinary share capital of the company as shown in its last accounts and in excess of an aggregate of 7.5% in any rolling period of three years. It is the company's intention to comply with these guidelines.

The company does not currently hold any treasury shares.

Resolution 17: Adoption of new Articles of Association

It is proposed in resolution 17 to adopt new Articles of Association (the "New Articles") in order to update the company's current Articles of Association (the "Current Articles") primarily to take account of changes in English company law brought about by the Companies Act 2006.

The principal changes introduced in the New Articles are summarised in Appendix IV of these explanatory notes. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely reflect changes made by the Companies Act 2006 have not been noted in Appendix IV. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 4 of this document.

APPENDIX I

BIOGRAPHICAL DETAILS OF THE DIRECTORS STANDING FOR APPOINTMENT AND RE-APPOINTMENT

Chris Gillespie
Managing Director, Consumer Credit Division, age 45

Qualified as a certified accountant and joined Provident Financial in May 2007 as Managing Director, Consumer Credit Division and was appointed to the board in July 2007. He initially joined Barclays in 1979, where he rose to hold a number of senior positions, including Director of Consumer Lending from 2000 to 2002. He then moved to HFC Bank as Group Director before joining Bradford & Bingley in 2005 as Group Lending Director. Chris is a non-executive director of British Eventing Ltd. He is a member of the executive committee.

Manjit Wolstenholme
Independent non-executive director, age 43

After qualifying as a chartered accountant with PricewaterhouseCoopers, she spent 13 years with Dresdner Kleinwort, latterly as co-head of investment banking. She was a partner at Gleacher Shacklock from 2004 to 2006 and is a non-executive director of Capital and Regional plc. She joined the board of Provident Financial in July 2007. She is chair of the audit committee and a member of the nomination committee, remuneration committee and risk advisory committee.

Andrew Fisher
Finance Director, age 50

Qualified as a chartered accountant in 1983, having graduated in economics and accounting. He joined Provident Financial in May 2006 as Finance Director and was appointed to the board. Prior to this appointment, he held the position of Finance Director at Premier Farnell plc for 11 years. He was previously a partner at Price Waterhouse. He is a member of the executive committee and the risk advisory committee.

John Maxwell
Senior independent non-executive director, age 63

Qualified as a chartered accountant in 1967. He joined the board of Provident Financial in 2000. He is a non-executive director of Royal and Sun Alliance Insurance Group PLC, London Finance and Investment Group PLC, Homeserve plc and the Royal Automobile Club Ltd. He is chairman of the remuneration committee and a member of the audit committee, the nomination committee and the risk advisory committee.

John van Kuffeler
Non-executive Chairman, age 59

Graduated with a degree in economics and qualified as a chartered accountant in 1973. He joined Provident Financial in 1991 as Chief Executive and was appointed Executive Chairman in 1997. He became non-executive Chairman in 2002. He was formerly group Chief Executive of Brown Shipley Holdings PLC. He is Chairman of Huveaux PLC. He is chairman of the nomination committee.

APPENDIX II

PROPOSED AMENDMENTS TO THE PROVIDENT FINANCIAL LONG TERM INCENTIVE SCHEME 2006 (the "LTIS")

Paragraphs 1 to 6 below detail the amendments to be made to the Provident Financial Long Term Incentive Scheme 2006 which would (subject to their adoption by the company's remuneration committee) be effected by the approval of the resolution set out in the notice of Annual General Meeting on pages 5 and 6 of this document.

1. In rule 13.1(1) of Part I of the LTIS, by deleting the words, "any of the limits" and replacing the same with the words, "the limit" and by deleting the words, "Rules 13.2 and 13.3" and replacing the same with the words, "Rule 13.2".
2. In rule 13.2 of Part I of the LTIS, by deleting the words, "Grant Date" and replacing the same with the words, "Date of Grant".
3. In Part I of the LTIS, by deleting rule 13.3.
4. In rule 14.1(1) of Part II of the LTIS, by deleting the words, "any of the limits" and replacing the same with the words, "the limit" and by deleting the words, "Rules 14.2 and 14.3" and replacing the same with the words, "Rule 14.2".
5. In rule 14.2 of Part II of the LTIS, by deleting the words, "Grant Date" and replacing the same with the words, "Date of Grant".
6. In Part II of the LTIS, by deleting rule 14.3.

APPENDIX III

SUMMARY OF THE PROVIDENT FINANCIAL PLC 2007 EMPLOYEE BENEFIT TRUST (the "EBT")

The EBT was constituted by a trust deed dated 11 September 2007 made between the company and Kleinwort Benson (Jersey) Trustees Limited. The company has appointed Kleinwort Benson (Jersey) Trustees Limited, a professional trustee located in Jersey, to act as the first trustee of the EBT. The company has the power to appoint and remove the trustee of the EBT.

The EBT is a discretionary settlement set up for the benefit of employees and former employees (and their dependents) of the company and its subsidiaries.

The trustee of the EBT may either purchase existing shares in the company in the market or (once the EBT has received shareholder approval) subscribe for new shares in the company. It is proposed that the shares acquired by the trustee of the EBT will be used predominantly to satisfy conditional share awards made pursuant to the Provident Financial Long Term Incentive Scheme 2006; however the trustee may use them to satisfy other options and awards granted pursuant to any other share incentive scheme established by the company.

The maximum number of shares in the company which may be held by the trustee of the EBT at any time may not exceed 5 per cent of the company's issued ordinary share capital at that time (whether acquired by subscription or purchase).

APPENDIX IV

EXPLANATORY NOTES OF PRINCIPAL CHANGES TO THE COMPANY'S ARTICLES OF ASSOCIATION

1. Articles which duplicate statutory provisions

Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main to be removed in the New Articles. This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company's constitution. Certain examples of such provisions include provisions as to the form of resolutions, the variation of class rights, the requirement to keep accounting records and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below.

2. Form of resolution

The Current Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. This provision is being removed as the concept of extraordinary resolutions has not been retained under the Companies Act 2006. Further, the remainder of the provision is reflected in full in the Companies Act 2006.

The Current Articles enable members to act by written resolution. Under the Companies Act 2006 public companies can no longer pass written resolutions. These provisions have therefore been removed in the New Articles.

3. Convening extraordinary and annual general meetings

The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being removed in the New Articles because the relevant matters are provided for in the Companies Act 2006. In particular an extraordinary general meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required and the chairman of a general meeting no longer has a casting vote.

4. Votes of members

Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll. The New Articles give the directors discretion, when calculating the time limits, to exclude weekend and bank holidays. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. The New Articles reflect all of these new provisions. References to the Provident Financial Company Nominee Scheme have been removed from the articles but the power to appoint a proxy who may speak at a meeting under the Provident Financial Company Nominee Scheme is retained in the New Articles under the articles relating to proxies.

5. Conflicts of interest

The Companies Act 2006 sets out directors' general duties which largely codify the existing law but with some changes. Under the Companies Act 2006, from 1 October 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this effect. The Companies Act 2006 also allows the articles of association to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The New Articles give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision and, secondly, in taking the decision the directors must act in a way they consider, in good

faith, will be most likely to promote the company's success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors. It is the board's intention to report annually on the company's procedures for ensuring that the board's powers of authorisation of conflicts are operated effectively and that the procedures have been followed.

6. Retirement of directors

Under the Current Articles, one third of the directors must retire by rotation. This provision has been removed so that the New Articles are aligned with the Combined Code. The New Articles provide that each director should resign but may be re-appointed at least every third AGM as well as at his first AGM following appointment.

7. Notice of board meetings

Under the Current Articles, when a director is abroad he can request that notice of directors' meetings are sent to him at a specified address and if he does not do so he is not entitled to receive notice while he is away. This provision has been removed, as modern communications mean that there may be no particular obstacle to giving notice to a director who is abroad.

8. Records to be kept

The provision in the Current Articles requiring the board to keep accounting records has been removed as this requirement is contained in the Companies Act 2006.

9. Distribution of assets otherwise than in cash

The Current Articles contain provisions dealing with the distribution of assets in kind in the event of the company going into liquidation. These provisions have been removed in the New Articles on the grounds that a provision about the powers of liquidators is a matter for insolvency law rather than the articles and that the Insolvency Act 1986 confers powers on the liquidator which would enable it to do what is envisaged by the Current Articles.

10. Communications with members

Provisions of the Companies Act 2006 which came into force in January 2007 enable companies to communicate with members by electronic and/or website communications. The New Articles continue to allow communications to members in electronic form and, in addition, they also permit the company to take advantage of the new provisions relating to website communications. Before the company can communicate with a member by means of website communication, the relevant member must be asked individually by the company to agree that the company may send or supply documents or information to him by means of a website, and the company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The company will notify the member (either in writing, or by other permitted means) when a relevant document or information is placed on the website and a member can always request a hard copy version of the document or information.

In general, articles relating to communications with members have been updated. In particular, as well as the electronic and web communications discussed above, the New Articles include a provision that, if on three consecutive occasions, a document served, sent or supplied is returned undelivered, then the member shall not be entitled to receive notices, documents and other information until he has communicated with the company and supplied a suitable address. This is merely a point of administrative convenience.

11. Treasury Shares

From 1 December 2003, listed companies which buy back their own shares have not been required by law to cancel them. Such shares can be held by such a company as treasury shares and later sold for cash, transferred for the purposes of an employee share scheme or cancelled. The articles have been amended to reflect the possible existence of treasury stock.

12. Uncertificated shares

The New Articles reflect that ownership of shares can be evidenced without share certificates and that such shares can be transferred through an electronic settlement system.

13. General

Generally the opportunity has been taken to bring clearer language into the New Articles and in some areas to conform the language of the New Articles to that used in the model articles for public companies produced by the Department for Business, Enterprise and Regulatory Reform.

PROVIDENT FINANCIAL

AGM ATTENDANCE CARD
THE PROVIDENT FINANCIAL COMPANY NOMINEE SCHEME

If you wish to vote electronically please log on to www.capitaregistrars.com for instructions

If you wish to attend the meeting, please bring this card with you and hand it in on arrival. This will facilitate entry for members of the Provident Financial Company Nominee Scheme. Please ensure that you delete section (b) below.

Signature of person attending

Barcode:

Investor Code:

EXPLANATORY NOTES:

1. If you wish to attend the annual general meeting, please delete section (b) and initial the amendment.
2. If you do not wish to attend the annual general meeting, please delete section (a) and initial the amendment. Please indicate in the appropriate spaces how you wish your votes to be cast. The proxy will not vote unless a specific instruction is given.
3. If you do not delete section (a) or section (b), you will be deemed to have deleted section (a).
4. In the case of joint holders, each holder should sign.
5. The "Vote Withheld" option is provided to enable you to refrain from voting on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution.
6. To be valid, this form must be completed and lodged with the company's registrar, Capita Registrars, by Monday 5 May 2008 at 12 noon.

PROXY REQUEST FORM
THE PROVIDENT FINANCIAL COMPANY NOMINEE SCHEME

Barcode:

Investor Code:

Event Code:

I/We, the undersigned, being (a) member(s) of Provident Financial Company Nominee Scheme, either
a) request Capita IRG Trustees Limited to appoint me as its proxy to attend, speak and vote for it at the annual general meeting of Provident Financial plc to be held on 8 May 2008 and at any adjournment thereof, to the extent of the number of shares registered in my/our names, or
b) request Capita IRG Trustees Limited to appoint the Chairman of the meeting as my/our proxy to attend, speak and vote for me/us on my/our behalf in accordance with my/our instructions indicated below at the annual general meeting to be held on 8 May 2008 and at any adjournment thereof, to the extent of the number of shares registered in my/our names.

RESOLUTIONS

Please mark 'X' to indicate how you wish to vote

	RESOLUTIONS	For	Against	Vote Withheld (see note 4)
1	To receive the directors' report and the financial statements			
2	To approve the directors' remuneration report			
3	To declare a final dividend			
4	To appoint Chris Gillespie as a director			
5	To appoint Manjit Wolstenholme as a director			
6	To re-appoint Andrew Fisher as a director			
7	To re-appoint John Maxwell as a director			
8	To re-appoint John van Kuffeler as a director			
9	To re-appoint auditors			
10	To authorise remuneration of the auditors			
11	To renew the authority for directors to allot shares			
12	To grant the company authority to make political donations			
13	To amend the rules of the Provident Financial Long Term Incentive Scheme 2006			
14	To approve the Provident Financial plc 2007 Employee Benefit Trust			
15	To authorise the company to purchase its own shares			
16	To authorise the directors to allot shares for cash			
17	To adopt new Articles of Association			

To assist with arrangements, if you intend to attend the meeting in person, please place a 'X' in the box opposite.

Signature

Date

You may submit your proxy electronically at www.capitaregistrars.com

DIRECTIONS TO THE MARRIOTT HOTEL & COUNTRY CLUB

How to get there

By car

Take J26 off M62, join M606 to the end, follow A6177 Ring Road East. At 3rd roundabout take 1st left onto A650 towards Bradford. Follow this road to Shipley, turn right at traffic lights onto A6038. Continue on A6038 for 3 miles travelling towards Baildon, at traffic lights with "Junction" pub do not turn left into Baildon, continue straight on; hotel is located on left hand side of Hollins Hill.

FROM LEEDS follow A65, through Guiseley, follow signs for Shipley. Turn left onto A6038, hotel is on right hand side.

By train

Guiseley Station is approximately 2 miles from the hotel. Either catch a taxi from outside the railway station or follow the route on the map shown.



Marriott

Business Reply
Licence Number
MB122

1

Capita Registrars
Proxies Department
PO Box 25
Beckenham
Kent
BR3 4BR

PROVIDENT FINANCIAL

AGM ATTENDANCE CARD

If you wish to vote electronically please refer to page 7 of the notice of annual general meeting

EXPLANATORY NOTES:

1. If you wish to appoint as your proxy someone other than the Chairman of the Meeting, delete the words "the Chairman of the Meeting" and insert the name of your chosen proxy in the space provided in the first box. If the proxy is being appointed in relation to part of your holding only, please enter in the box next to the proxy's name the number of shares in relation to which they are authorised to act as your proxy. If this box is left blank, they will be authorised in respect of your full voting entitlement. A proxy need not be a member of the company.
2. To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the company's registrar, Capita Registrars on 0871 664 0300 (calls cost 10p per minute plus network extras) or you may copy this form. Please indicate in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the relevant box if the proxy appointment is one of multiple appointments being made. Multiple proxy appointments should be returned together in the same envelope.
3. In the absence of instructions, the person appointed proxy may vote or refrain from voting as he or she thinks fit on the specified resolutions and, unless instructed otherwise, the person appointed proxy may also vote or refrain from voting as he or she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
4. The "Vote Withheld" option is provided to enable you to refrain from voting on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution.
5. This form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it may execute under its common seal, by the signature of a director and its secretary or two directors or other authorised signatories in the name of the company or by the signature of a duly authorised officer or attorney. In the case of joint holdings, any one holder may sign this form. The vote of the senior joint holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding. The completion and return of this form will not preclude a shareholder from attending the meeting and voting in person.
6. To be valid, this form must be completed and lodged with the company's registrar, Capita Registrars, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, by Tuesday 6 May 2008 at 12 noon.

If you wish to attend the meeting, please bring this card with you and hand it in on arrival. This will facilitate entry for shareholders.

Signature of person attending

Barcode:

Investor Code:

FORM OF PROXY

Barcode:

I/We, the undersigned, being (a) member(s) of Provident Financial plc, hereby appoint the Chairman of the Meeting (see note 1)

Investor Code:

as my/our proxy to attend, speak and vote for me/us on my/our behalf at the annual general meeting of the company to be held on 8 May 2008 and at any adjournment thereof

Event Code:

☐ Please tick here if this proxy appointment is one of multiple appointments being made by the same shareholder (see note 2).

RESOLUTIONS

Please mark 'X' to indicate how you wish to vote

RESOLUTIONS	For	Against	Vote Withheld (see note 4)
1 To receive the directors' report and the financial statements	☐	☐	☐
2 To approve the directors' remuneration report	☐	☐	☐
3 To declare a final dividend	☐	☐	☐
4 To appoint Chris Gillespie as a director	☐	☐	☐
5 To appoint Manjit Wolstenholme as a director	☐	☐	☐
6 To re-appoint Andrew Fisher as a director	☐	☐	☐
7 To re-appoint John Maxwell as a director	☐	☐	☐
8 To re-appoint John van Kuffeler as a director	☐	☐	☐
9 To re-appoint auditors	☐	☐	☐

RESOLUTIONS

Please mark 'X' to indicate how you wish to vote

RESOLUTIONS	For	Against	Vote Withheld (see note 4)
10 To authorise remuneration of the auditors	☐	☐	☐
11 To renew the authority for directors to allot shares	☐	☐	☐
12 To grant the company authority to make political donations	☐	☐	☐
13 To amend the rules of the Provident Financial Long Term Incentive Scheme 2006	☐	☐	☐
14 To approve the Provident Financial plc 2007 Employee Benefit Trust	☐	☐	☐
15 To authorise the company to purchase its own shares	☐	☐	☐
16 To authorise the directors to allot shares for cash	☐	☐	☐
17 To adopt new Articles of Association	☐	☐	☐

To assist with arrangements, if you intend to attend the meeting in person, please place a 'X' in the box opposite. ☐

Signature

Date

You may submit your proxy electronically at www.capitaregistrars.com

DIRECTIONS TO THE MARRIOTT HOTEL & COUNTRY CLUB

How to get there

By car

Take J26 off M62, join M606 to the end, follow A6177 Ring Road East. At 3rd roundabout take 1st left onto A650 towards Bradford. Follow this road to Shipley, turn right at traffic lights onto A6038. Continue on A6038 for 3 miles travelling towards Baildon, at traffic lights with "Junction" pub do not turn left into Baildon, continue straight on; hotel is located on left hand side of Hollins Hill.

FROM LEEDS follow A65, through Guiseley, follow signs for Shipley. Turn left onto A6038, hotel is on right hand side.

By train

Guiseley Station is approximately 2 miles from the hotel. Either catch a taxi from outside the railway station or follow the route on the map shown.



Business Reply
Licence Number
MB122

Capita Registrars
Proxies Department
PO Box 25
Beckenham
Kent
BR3 4BR

Provident Financial plc

Interim Report 2008

new

Our approach

Contents

The highlights

Customer numbers

2.0m

Earnings per share (EPS) from continuing operations

28.2p

Profit before tax from continuing operations

£51.3m

Interim dividend per share

25.4p

Consumer Credit Division and Vanquis Bank

Growth rate based on adjusted EPS (see note 7 on pages 16 and 17)

Group

- Profit before tax from continuing operations up strongly by 34.3% to £51.3m (2007: £38.2m)
- Adjusted EPS up 27.6% to 28.2p (2007: 22.1p)
- Headroom on committed funding facilities of over £380m, with no scheduled maturities until March 2010

Consumer Credit Division

- Continued growth in customer numbers, up by 7.0% from June 2007
- Stable impairment levels throughout the first half of 2008
- Real Personal Finance market test progressing well
- Divisional profit before tax up 6.8% to £50.2m (2007: £47.0m)
- Roll-out of Focus, the new core processing system, and the new agent commission system ahead of plan

Vanquis Bank

- Profit before tax of £3.0m in the first half of 2008, compared to a loss before tax of £4.2m in the first half of 2007
- Stable impairment levels throughout the first half of 2008
- Average net receivables up 50.3% from June 2007 reflecting 29.4% growth in customer numbers
- Underwriting and credit line increase criteria tightened four times in the last twelve months
- Move to expanded call centre facility on track for completion in late summer

high quality Growth in customer numbers and profits



← John van Kuffeler, Chairman

GROUP RESULTS
The group has delivered strong results for the first half of 2008. Growth in both customer numbers and in profits has been achieved whilst maintaining a stable arrears profile and adopting an increasingly cautious approach to the granting of new credit to customers, who are experiencing ongoing pressure on their incomes from the rise in food, fuel and utility bills.

Profit before tax from continuing operations was up 34.3% to £51.3m (2007: £38.2m) and adjusted earnings per share was up 27.6% to 28.2p (2007: 22.1p).

The group's funding and liquidity positions remain strong, with its balance sheet showing modest gearing in comparison to its bank covenants and a significant surplus of regulatory capital. Undrawn committed bank facilities of over £380m, with no scheduled maturities until March 2010, are ample for the group to execute in full its internal growth plans.

The interim dividend is maintained at 25.4p per share (2007: 25.4p) reflecting the company's policy set out at the time of the demerger to at least maintain a full year payment of 63.5p per share whilst moving to a target payout ratio of 80% of post-tax profit in the medium term.

MARKET CONDITIONS
The pressure from price inflation on UK households with below average incomes, which has been present for over two years, has continued during 2008 and remains the most important influence on lending decisions. The level of indebtedness amongst the non-standard consumers served by the group's businesses remains relatively low because they have limited access to other forms of credit and the vast majority do not have mortgages. Consequently, the impact of interest rate rises on customers' disposable incomes is limited. The modest rise in UK unemployment in recent months had no discernible impact on the group's customer base during the first half of the year. However, inflationary pressures and the outlook for unemployment have had a strong influence on the cautious stance taken by management over the past year in extending new credit to customers.

Mainstream credit providers continue to tighten their lending criteria reflecting the prospects of a worsening economic environment and, in some cases, to manage their own liquidity constraints. The past year has also seen a number of near-prime and non-standard unsecured lenders and credit card issuers heavily constrain their lending or withdraw from the market. These are favourable market conditions for Provident Financial which, when combined with the effectiveness of the group's marketing strategies and its strong capital base, is resulting in a significant increase in the flow of applications for the group's credit products. However, volumes of new business written have been consistently moderated by management through greater selectivity and tighter underwriting, which has demonstrably benefited the arrears profile in both of the group's main businesses.

Profit before tax from continuing operations

	Six months ended 30 June		
	2008 £m	2007 £m	Change £m
Consumer Credit Division	50.2	47.0	3.2
Vanquis Bank	3.0	(4.2)	7.2
Yes Car Credit	(1.0)	(1.2)	0.2
	52.2	41.6	10.6
Central:			
- costs	(2.7)	(4.5)	1.8
- interest receivable	1.8	1.1	0.7
Total central	(0.9)	(3.4)	2.5
Total continuing operations	**51.3**	**38.2**	**13.1**

up 34.3% on last year

CONSUMER CREDIT DIVISION

The Home Credit business has seen continued growth in customer numbers for two years. A significant element of this growth has resulted from the investment in marketing through new channels such as the internet and direct mail over this period, although favourable market conditions have also led to additional growth in the level of customer applications more recently. Customer numbers grew by 7.0% over the 12 months to the end of June 2008. The growth in the number of good quality, re-servable customers during the second half of 2007, together with the new customer growth during the first half of the current year have combined to produce revenue and receivables growth of 11.0% and 9.4% respectively.

Growth in customer numbers is being deliberately moderated in order to reinforce credit quality and ensure that there is an appropriate balance between sales growth and the collections capacity of the agent force. Agents are taking a cautious approach in assessing affordability in the light of the adverse impact of price inflation on customers' disposable incomes, supported by the credit application and behavioural scoring systems in which the business has invested over the last two years. A good collections performance throughout the first half of the year produced an annualised impairment charge of 30.4% of revenue, an improvement over the same period last year.

The roll-out of the new core accounting and processing system, known as Focus, is progressing ahead of plan and is currently implemented across approximately 80% of the branch network. Focus provides the platform for a series of business improvement initiatives, including the new commission scheme for agents, which is also now being rolled out following the successful conclusion of the field trials in May.

The market test of Real Personal Finance continues to perform well, with around two-thirds of its customers having had a previous relationship with the Home Credit business. Early business metrics, including credit quality, are encouraging. Real Personal Finance is currently operating in 50 locations. A decision on the pace and scale of a national roll-out is to be taken during the third quarter of the year and is likely to commence in early 2009.

Costs rose by 11.5% compared to the prior year, marginally ahead of revenue growth. This represents higher agents' commission and field staff costs due to a strong collections and business performance, together with planned costs associated with the new Focus platform and the market test of Real Personal Finance.

The Consumer Credit Division generated profit before tax of £50.2m in the first half of 2008, up 6.8% on 2007.

Consumer Credit Division income statement

	Six months ended 30 June		
	2008 £m	2007 £m	Change %
Customer numbers ('000)	1,661	1,553	7.0
Average customer receivables	689.5	630.0	9.4
Revenue	324.0	292.0	11.0
Impairment	(121.2)	(107.4)	(12.8)
Revenue less impairment	202.8	184.6	9.9
*Impairment % revenue**	*30.4%*	*31.0%*	
Costs	(134.3)	(120.4)	(11.5)
Interest	(18.3)	(17.2)	(6.4)
Profit before tax	50.2	47.0	6.8

* Impairment as a proportion of revenue for the 12 months ended 30 June

VANQUIS BANK

Vanquis Bank is experiencing an increasingly strong flow of applications from both the internet and direct mail channels. Customer numbers stood at 374,000 at the end of June, up from 316,000 since the year end and showing year-on-year growth of 29.4%. Average net receivables over the six months to June 2008 were £162.0m, up by 50.3% from June 2007, representing both the growth in customer numbers and credit line increases to existing customers who have established a sound payment history. The growth in receivables, together with the re-pricing of the book early in 2007 and ongoing measures to increase the yield on the book, produced revenue growth of 54.3%.

Vanquis Bank is delivering strong growth whilst, at the same time, adopting an increasingly cautious approach to both accepting new business and increasing existing customers' credit lines. Credit criteria have been tightened on four occasions since last summer. Over 70% of new card applications are being declined, and the granting of credit line increases to customers has become significantly more selective. As a result, the credit quality and the arrears profile have improved compared with 12 months ago and have been very stable through the first half of 2008. Annualised impairment as a percentage of revenue reduced to 36.8%, compared with 50.1% a year ago and 39.7% at the end of 2007. At this level, it is in line with the planned on-going level for the business and provides the confidence to pursue growth of the right quality in what has become an underserved market.

Successful partnerships are being developed with several mainstream card issuers, whose declined internet applications are offered a link to Vanquis Bank's own website. There are also active discussions taking place with a number of other major card issuers to explore similar arrangements. In due course, it is likely that these relationships will become an important source of profitable new business.

The transition to new premises for Vanquis Bank's call centre in Chatham is progressing well. The new facility will provide the capability to serve up to 750,000 accounts when fully staffed. At the same time, the business is taking the opportunity to upgrade its IT capability to accommodate future growth. These infrastructure changes will be completed later this summer.

Costs increased by 15.7%, significantly less than revenue growth as the business continues to benefit from further increases in scale. Costs in the second half of the year will reflect the move to the new Chatham facility, but the increase will continue to trail revenue growth.

Profit before tax in the first half of 2008 was £3.0m, compared to a loss before tax of £4.2m in the first half of 2007.

Vanquis Bank income statement

	Six months ended 30 June		
	2008 £m	2007 £m	Change %
Customer numbers ('000)	374	289	29.4
Average customer receivables	162.0	107.8	50.3
Revenue	42.9	27.8	54.3
Impairment	(16.5)	(12.8)	(28.9)
Revenue less impairment	26.4	15.0	76.0
*Impairment % revenue**	*36.8%*	*50.1%*	
Costs	(19.2)	(16.6)	(15.7)
Interest	(4.2)	(2.6)	(61.5)
Profit/(loss) before tax	3.0	(4.2)	n/a

up £7.2m on last year

* Impairment as a proportion of revenue for the 12 months ended 30 June.

YES CAR CREDIT

The collect-out of the Yes Car Credit receivables continues to progress well. At the half-year the receivables book stands at £16.3m, down from £33.3m at the end of 2007. The business incurred a loss before tax of £1.0m in the first half of 2008 (2007: loss of £1.2m) and, as previously indicated, the full year loss in 2008 is expected to be in the region of £3.0m. A similar loss is expected in 2009 with full collect-out of the receivables book and the closure of the collections operation expected towards the end of that year.

CENTRAL COSTS

Central costs in the first half of the year were £1.8m lower than in 2007 as expected following the demerger of International Personal Finance plc. Central interest receivable was £1.8m (2007: £1.1m), in part reflecting the surplus capital currently held by the group. Overall total central costs, after central interest receivable, were £0.9m (2007: £3.4m).

TAXATION

The tax rate for the first half of 2008 of 28.5% (2007: 30.1%) is the estimated tax rate for the 2008 financial year and is consistent with the UK corporation tax rate which reduced to 28% in April 2008.

BALANCE SHEET

Net assets as at 30 June 2008 were £280.3m. The level of gearing (calculated to exclude the pension scheme asset and the fair value of derivatives, as required under our funding facilities) stood at 2.9 times, compared to the relevant borrowings covenant of 6.0 times. The reported level of capital adequacy stood at 457% of the Pillar I requirement, comfortably in excess of the Interim Internal Capital Guidance set by the FSA.

FUNDING AND CAPITAL

The group remains strongly funded with around £70m of excess equity capital against its target capital structure and over £380m of undrawn committed debt facilities. There are no scheduled maturities until March 2010 and the group is therefore able to execute in full its internal plans, as well as being able to capitalise on current favourable market conditions.

SUMMARY AND OUTLOOK

Our decision to be increasingly cautious in our approach to granting new credit over the last 12 months has resulted in the group's businesses delivering high-quality customer and profit growth. The group's strong funding position leaves it well placed to continue doing so through the second half of 2008.

PRINCIPAL RISKS AND UNCERTAINTIES

A full assessment of the principal risks and uncertainties facing the group, together with the controls and processes which are in place to monitor and mitigate those risks where possible, are set out on pages 48 to 51 and 73 to 75 of the 2007 Annual Report and Financial Statements, which is available on the company's website, www.providentfinancial.com. The principal risks and uncertainties for the remaining six months of the financial year are discussed below.

Credit risk

The current external economic conditions of rising food, fuel and utility prices may create pressure on customers' disposable incomes. In addition, there is the risk of rising unemployment in the UK. These conditions present the risk of increased impairment charges for lenders throughout the financial services sector. The group's two primary businesses, Home Credit and Vanquis Bank, are well placed to manage impairment through challenging economic conditions and mitigate the potential risk.

Operational risk

The Consumer Credit Division is in the process of a significant change programme which in 2008 includes rolling out its new core accounts processing system, Focus, and introducing a new commission scheme for agents. As with all projects of this nature, there is a potential risk that there is an adverse effect on business processes or trading performance. The risk has been mitigated by assigning responsibility to a formal project committee, applying a rigorous testing programme in a small number of locations prior to evaluating the project and then adopting a phased roll-out process to minimise potential disruption. To date, the roll-out of the Focus field system and the introduction of the new commission scheme are progressing well.

RELATED PARTY TRANSACTIONS

There have been no changes in the nature of related party transactions as described in note 31 to the 2007 Annual Report and Financial Statements and there have been no new related party transactions which have had a material effect on the financial position or performance of the group in the six months ended 30 June 3008.

Condensed consolidated interim financial information

Consolidated income statement

	Notes	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m
Continuing operations			
Revenue	4	370.1	329.8
Finance costs		(22.6)	(21.1)
Operating costs		(204.4)	(192.1)
Administrative expenses		(91.8)	(78.4)
Total costs		(318.8)	(291.6)
Profit before taxation	4	51.3	38.2
Tax charge	5	(14.6)	(11.5)
Profit after taxation for the period from continuing operations		36.7	26.7
Discontinued operations			
Profit after taxation for the period from discontinued operations	6	–	78.0
Profit for the period attributable to equity shareholders	11	36.7	104.7

	Notes	Six months ended 30 June 2008 Pence	Six months ended 30 June 2007 Pence
Earnings per share from continuing operations			
Basic	7	28.2	10.4
Diluted	7	28.1	10.3
Earnings per share attributable to equity shareholders			
Basic	7	28.2	40.9
Diluted	7	28.1	40.6
Dividends per share			
Proposed interim dividend	8	25.4	25.4
Paid in the period*	8	38.1	22.0

* The total cost of dividends paid in the period was £50.0m (six months ended 30 June 2007: £56.4m)

Consolidated statement of recognised income and expense

	Notes	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m
Profit for the period attributable to equity shareholders	11	36.7	104.7
Cash flow hedges:			
– net fair value gains		11.2	1.9
– recycled and reported in profit for the period		–	2.8
Actuarial (losses)/gains on retirement benefit asset	10	(6.5)	51.4
Tax charge on items taken directly to equity		(1.3)	(16.8)
Net income recognised directly in equity	11	3.4	39.3
Total recognised income for the period attributable to equity shareholders	11	40.1	144.0

Consolidated balance sheet

	Notes	30 June 2008 £m	31 December 2007 £m	30 June 2007 £m
ASSETS				
Non-current assets				
Goodwill		3.1	3.1	3.1
Other intangible assets		13.8	12.6	26.4
Property, plant and equipment		30.5	28.7	57.2
Financial assets:				
- amounts receivable from customers	9	58.2	71.8	93.0
- derivative financial instruments		7.6	-	1.0
Retirement benefit asset	10	57.9	61.5	68.6
Deferred tax assets		10.0	11.4	41.6
		181.1	189.1	290.9
Current assets				
Financial assets:				
- amounts receivable from customers	9	837.3	853.6	1,061.2
- derivative financial instruments		-	0.7	1.9
- cash and cash equivalents		23.0	23.4	69.9
Trade and other receivables		16.1	19.9	30.1
		876.4	897.6	1,163.1
Total assets		1,057.5	1,086.7	1,454.0
LIABILITIES				
Current liabilities				
Financial liabilities:				
- bank and other borrowings		(10.1)	(41.0)	(165.8)
- derivative financial instruments		(0.2)	(12.5)	(13.6)
Trade and other payables		(51.4)	(70.1)	(92.8)
Current tax liabilities		(30.2)	(29.9)	(31.3)
Provisions		(0.8)	(0.8)	(1.3)
		(92.7)	(154.3)	(304.8)
Non-current liabilities				
Financial liabilities:				
- bank and other borrowings		(644.4)	(592.7)	(639.4)
- derivative financial instruments		(19.6)	(24.3)	(28.6)
Provisions		(1.8)	(2.0)	-
Deferred tax liabilities		(18.7)	(17.5)	(30.4)
		(684.5)	(636.5)	(698.4)
Total liabilities		(777.2)	(790.8)	(1,003.2)
NET ASSETS	4	280.3	295.9	450.8
SHAREHOLDERS' EQUITY				
Called-up share capital	11	27.2	27.2	26.7
Share premium account	11	133.0	132.7	117.6
Other reserves	11	2.2	0.1	10.4
Retained earnings	11	117.9	135.9	296.1
TOTAL EQUITY	11	280.3	295.9	450.8

Consolidated cash flow statement

	Notes	Six months ended 30 June 2008 £m	2007 £m
Cash flows from continuing operations			
Cash generated from operations		96.5	159.9
Finance costs paid		(25.8)	(27.7)
Tax paid		(13.0)	(2.0)
Net cash generated from continuing operating activities		57.7	130.2
Net cash used in discontinued operating activities	6	–	(34.3)
Net cash generated from operating activities		57.7	95.9
Cash flows from investing activities in continuing operations			
Purchases of property, plant and equipment		(5.7)	(1.0)
Proceeds from disposal of property, plant and equipment		0.3	0.2
Purchases of intangible assets		(1.6)	(3.8)
Net cash used in investing activities in continuing operations		(7.0)	(4.6)
Net cash used in investing activities in discontinued operations	6	–	(199.0)
Net cash used in investing activities		(7.0)	(203.6)
Cash flows from financing activities in continuing operations			
Proceeds from borrowings		60.7	12.5
Repayment of borrowings		(54.7)	(100.2)
Dividends paid to company shareholders	8	(50.0)	(56.4)
Proceeds from issue of share capital		0.3	7.0
Purchases of own shares	11	(8.7)	–
Proceeds from vesting of shares	11	–	0.4
Net cash used in financing activities in continuing operations		(52.4)	(136.7)
Net cash used in financing activities in discontinued operations	6	–	(126.9)
Net cash used in financing activities		(52.4)	(263.6)
Net decrease in cash and cash equivalents in continuing operations		(1.7)	(11.1)
Net decrease in cash and cash equivalents in discontinued operations	6	–	(360.2)
Net decrease in cash and cash equivalents		(1.7)	(371.3)
Cash and cash equivalents at beginning of period		14.6	431.6
Exchange losses on cash and cash equivalents – discontinued operations		–	(0.1)
Cash and cash equivalents at end of period		12.9	60.2
Cash and cash equivalents at end of period comprise:			
Cash at bank and in hand		23.0	47.9
Short-term deposits		–	22.0
Cash and cash equivalents		23.0	69.9
Overdrafts (held in bank and other borrowings)		(10.1)	(9.7)
Total cash and cash equivalents		12.9	60.2

Consolidated cash flow statement *continued*

	Six months ended 30 June 2008 £m	2007 £m
Reconciliation of profit after taxation from continuing operations to cash generated from continuing operations:		
Profit after taxation from continuing operations	36.7	26.7
Adjusted for:		
Tax charge	14.6	11.5
Finance costs	22.6	21.1
Share-based payment charge	2.7	0.9
Retirement benefit (credit)/charge (note 10)	(0.5)	0.5
Amortisation of intangible assets	0.4	0.1
Depreciation of property, plant and equipment	3.5	2.9
Loss on disposal of property, plant and equipment	0.1	0.6
Changes in operating assets and liabilities:		
Amounts receivable from customers	29.9	102.7
Trade and other receivables	3.3	3.6
Trade and other payables	(15.0)	(7.0)
Retirement benefit asset	(2.4)	(2.2)
Derivative financial instruments	0.8	(1.0)
Provisions	(0.2)	(0.5)
Cash generated from continuing operations	96.5	159.9

Notes to the condensed consolidated interim financial information

1 General information

The company is a limited liability company incorporated and domiciled in the UK. The address of its registered office is Colonnade, Sunbridge Road, Bradford, BD1 2LQ.

The company is listed on the London Stock Exchange.

The condensed consolidated interim financial information does not constitute the statutory financial statements of the group within the meaning of Section 240 of the Companies Act 1985. The statutory financial statements for the year ended 31 December 2007 were approved by the board of directors on 4 March 2008 and have been delivered to the Registrar of Companies. The report of the auditors on those financial statements was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 237 of the Companies Act 1985.

The condensed consolidated interim financial information will be published on the company's website, www.providentfinancial.com, in addition to the normal paper version. The maintenance and integrity of the Provident Financial website is the responsibility of the directors and the work carried out by the auditors does not involve consideration of these matters. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

The condensed consolidated interim financial information for the six months ended 30 June 2008 has been reviewed, not audited, and was approved for issue by the board of directors on 30 July 2008.

2 Basis of preparation

The condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 'Interim financial reporting' as adopted by the European Union. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

3 Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

Taxes on profits in interim periods are accrued using the tax rate that would be applicable to expected total annual profits.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2008, but do not have any impact on the group:

- IFRIC 12, 'Service concession arrangements'.
- IFRIC 14, 'IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction'.

The group adopted IFRIC 11, 'IFRS 2 – Group and treasury share transactions' in its annual financial statements for the year ended 31 December 2006, prior to its mandatory adoption on 1 January 2008.

3 Accounting policies *continued*

The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year beginning 1 January 2008 and have not been early adopted:

- IFRS 8, 'Operating segments', effective for accounting periods beginning on or after 1 January 2009. IFRS 8 replaces IAS 14, 'Segment reporting', and requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. The implementation of the standard is not expected to have a material impact on the presentation of segments currently used by the group.
- IAS 23 (amendment), 'Borrowing costs', effective for accounting periods beginning on or after 1 January 2009. This amendment has no impact on the group as it currently applies a policy of capitalising borrowing costs.
- IFRS 2 (amendment), 'Share-based payment', effective for accounting periods beginning on or after 1 January 2009. The group is assessing the impact of changes to vesting conditions and cancellations on the group's SAYE schemes.
- IFRS 3 (amendment), 'Business combinations' and consequential amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates' and IAS 31, 'Interests in joint ventures', effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first accounting period beginning on or after 1 July 2009. The group is assessing the impact of the new requirements regarding acquisition accounting and consolidation on the group. The group does not have any associates or joint ventures.
- IAS 1 (amendment), 'Presentation of financial statements', effective for accounting periods beginning on or after 1 January 2009. The group is in the process of developing proforma accounts under the revised disclosure requirements of this standard.
- IAS 32 (amendment), 'Financial instruments: presentation', and consequential amendments to IAS 1, 'Presentation of financial statements', effective for accounting periods beginning on or after 1 January 2009. This is not relevant to the group as it does not have any puttable instruments.
- IFRIC 13, 'Customer loyalty programmes', effective for accounting periods beginning on or after 1 July 2008. This is not relevant to the group as it does not have any customer loyalty programmes.
- IFRIC 15, 'Agreement for the construction of real estate', effective for accounting periods beginning on or after 1 January 2007. This is not relevant to the group.
- IFRIC 16, 'Hedges of a net investment in a foreign operation', effective for accounting periods beginning on or after 1 October 2008. This is not applicable to the group as it does not have any overseas subsidiaries.

4 Segment information

	Six months ended 30 June			
	Revenue		Profit/(loss) before taxation	
	2008 £m	2007 £m	2008 £m	2007 £m
Continuing operations				
Consumer Credit Division	324.0	292.0	50.2	47.0
Vanquis Bank	42.9	27.8	3.0	(4.2)
Yes Car Credit	3.2	10.0	(1.0)	(1.2)
	370.1	329.8	52.2	41.6
Central:				
- costs	–	–	(2.7)	(4.5)
- interest receivable	–	–	1.8	1.1
Total central	–	–	(0.9)	(3.4)
Total continuing operations	370.1	329.8	51.3	38.2

All of the above activities relate to continuing operations as defined in IFRS 5 'Non-current assets held for sale and discontinued operations'. Consistent with the treatment in prior years, the Yes Car Credit operation has been classified as part of continuing operations on the basis that revenue and impairment will continue to be generated from the loan book until it has been fully collected-out.

4 Segment information *continued*

Revenue between business segments is not material. All of the group's operations operate in the UK and Republic of Ireland.

	Net assets/(liabilities)		
	30 June 2008 £m	31 December 2007 £m	30 June 2007 £m
Continuing operations			
Consumer Credit Division	205.9	209.6	201.7
Vanquis Bank	33.4	28.6	34.3
Yes Car Credit	(41.6)	(41.9)	(39.6)
Central	82.6	99.6	89.7
Total continuing operations	280.3	295.9	286.1
Discontinued operations – International	–	–	164.7
Total group	280.3	295.9	450.8

5 Tax charge

The tax charge for the period has been calculated by applying the directors' best estimate of the effective tax rate for the year, which is 28.5% (six months ended 30 June 2007: 30.1%), to the profit before tax for the period.

6 Discontinued operations

The demerger of the companies forming the international business was completed on 16 July 2007 and the disposal of the companies forming the insurance business was completed on 15 June 2007. Accordingly, these businesses have been presented as discontinued operations in accordance with IFRS 5.

The profit after taxation attributable to discontinued operations can be analysed as follows:

	Six months ended 30 June	
	2008 £m	2007 £m
Profit after taxation for the period from the trading activities of the international business	–	12.7
Demerger costs, net of tax credit	–	(11.3)
	–	1.4
Profit after taxation for the period from the trading activities of the insurance business	–	8.2
Profit after taxation on disposal of the insurance business	–	68.4
	–	76.6
Profit after taxation for the period from discontinued operations	–	78.0

6 Discontinued operations *continued*

The profit after taxation for the period from the trading activities of the international business can be analysed as follows:

	Six months ended 30 June	
	2008 £m	2007 £m
Revenue	–	191.6
Finance income	–	3.8
Total income	–	195.4
Finance costs	–	(15.3)
Operating costs	–	(79.2)
Administrative expenses	–	(82.8)
Total costs	–	(177.3)
Profit before taxation for the period from trading activities	–	18.1
Tax charge	–	(5.4)
Profit after taxation for the period from trading activities	–	12.7

The revenue and profit before taxation for the period from the trading activities of the international business can be further analysed into the following geographical segments:

	Six months ended 30 June			
	Revenue		Profit/(loss) before taxation	
	2008 £m	2007 £m	2008 £m	2007 £m
Central Europe	–	173.1	–	31.9
Mexico	–	17.1	–	(6.9)
Romania	–	1.4	–	(1.9)
UK and Republic of Ireland	–	–	–	(5.0)
Total	–	191.6	–	18.1

The net assets of the international business on demerger were £165.9m. As the divestment was accounted for as a demerger in the form of a dividend in specie, there was no gain or loss recognised in the income statement. There was no tax charge/credit arising as a result of the demerger.

No demerger costs arose in the six months ended 30 June 2008. In the six months ended 30 June 2007 demerger costs amounted to £11.3m comprising gross demerger costs of £11.8m net of a tax credit of £0.5m.

The profit after taxation for the period from the trading activities of the insurance business can be analysed as follows:

	Six months ended 30 June	
	2008 £m	2007 £m
Revenue	–	61.8
Finance income	–	7.4
Total income	–	69.2
Operating costs	–	(49.0)
Administrative expenses	–	(8.4)
Total costs	–	(57.4)
Profit before taxation for the period from trading activities	–	11.8
Tax charge	–	(3.6)
Profit after taxation for the period from trading activities	–	8.2

All of the above insurance activities relate to activities in the UK and Republic of Ireland.

6 Discontinued operations *continued*

The profit after taxation on disposal of the insurance business on 15 June 2007 can be analysed as follows:

	£m
Sales proceeds	170.5
Termination of interest rate swaps	(6.9)
Section 75 pension contribution (note 10)	(3.4)
Disposal costs	(8.1)
Tax recovered from purchaser	2.0
Net cash consideration	154.1
Retirement benefit curtailment credit (note 10)	2.9
Share-based payment charge	(0.6)
Increase in retirement benefit asset following Section 75 pension contribution (note 10)	3.4
Net assets on disposal	(90.5)
Profit before taxation on disposal of the insurance business	69.3
Tax charge	(0.9)
Profit after taxation on disposal of the insurance business	68.4

The interest rate swaps were held to hedge the interest rate risk on the investment funds held by the insurance business. These swaps were terminated on disposal at a cost of £6.9m.

The Section 75 pension contribution represented a reduction in consideration for the payment of £3.4m of pension contributions into the group's defined benefit pension schemes by the insurance business following disposal. The group's retirement benefit asset increased by a corresponding amount (see note 10).

Disposal costs of £8.1m comprised professional fees and the cost of bonuses for the senior management team of the insurance business.

The tax recovered from the purchaser of £2.0m represented an adjustment to the consideration to reflect tax relief obtained by the purchaser.

The retirement benefit curtailment credit of £2.9m arose as a result of the reduction in the group's projected defined benefit obligation following the insurance business employees ceasing to be active members of the group's pension schemes (see note 10).

A deferred tax liability of £0.9m was recognised on the pension curtailment credit and the Section 75 pension contribution.

The share-based payment charge of £0.6m represented the crystallisation of the share options of the insurance business management team as a result of the disposal.

No tax liability arose on the disposal of the insurance business due to the availability of the Substantial Shareholdings Exemption.

6 Discontinued operations *continued*

The cash flows from discontinued operations were as follows:

	Six months ended 30 June	
	2008 £m	2007 £m
Profit after taxation from discontinued operations	–	78.0
Adjusted for:		
Tax charge	–	9.4
Finance costs	–	15.3
Finance income	–	(11.2)
Share-based payment charge	–	0.3
Retirement benefit charge (note 10)	–	0.1
Amortisation of intangible assets	–	11.6
Depreciation of property, plant and equipment	–	4.6
Profit on disposal of property, plant and equipment	–	(0.4)
Profit on disposal of insurance business	–	(69.3)
Changes in operating assets and liabilities:		
Amounts receivable from customers	–	(24.3)
Trade and other receivables	–	(4.1)
Insurance assets	–	(23.4)
Trade and other payables	–	9.3
Insurance accruals and deferred income	–	(6.8)
Retirement benefit asset	–	(0.4)
Derivative financial instruments	–	(1.0)
Cash used in discontinued operations	–	(12.3)
Finance costs paid	–	(17.7)
Finance income received	–	10.9
Tax paid	–	(15.2)
Net cash used in discontinued operating activities	–	(34.3)
Purchases of property, plant and equipment	–	(10.6)
Proceeds from disposal of property, plant and equipment	–	2.6
Purchases of intangible assets	–	(0.3)
Proceeds from disposal of insurance business, net of cash and cash equivalents disposed of	–	(190.7)
Net cash used in investing activities in discontinued operations	–	(199.0)
Proceeds from borrowings	–	54.8
Repayment of borrowings	–	(181.7)
Net cash used in financing activities in discontinued operations	–	(126.9)
Net decrease in cash and cash equivalents in discontinued operations	–	(360.2)

7 Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, excluding own shares held, which are treated, for this purpose, as being cancelled.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. For share options and awards, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options and awards. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and awards.

Reconciliations of basic and diluted EPS for continuing operations, the total group and discontinued operations are set out below:

	Six months ended 30 June					
	2008			2007		
	Earnings £m	Weighted average number of shares m	Per share amount Pence	Earnings £m	Weighted average number of shares m	Per share amount Pence
EPS from continuing operations						
Shares in issue during the period		131.2			256.5	
Own shares held		(1.2)			(0.3)	
Basic EPS from continuing operations	36.7	130.0	28.2	26.7	256.2	10.4
Dilutive effect of share options and awards	-	0.7	(0.1)	-	2.0	(0.1)
Diluted EPS from continuing operations	36.7	130.7	28.1	26.7	258.2	10.3
EPS attributable to equity shareholders						
Shares in issue during the period		131.2			256.5	
Own shares held		(1.2)			(0.3)	
Basic EPS attributable to equity shareholders	36.7	130.0	28.2	104.7	256.2	40.9
Dilutive effect of share options and awards	-	0.7	(0.1)	-	2.0	(0.3)
Diluted EPS attributable to equity shareholders	36.7	130.7	28.1	104.7	258.2	40.6
EPS from discontinued operations						
Shares in issue during the period		131.2			256.5	
Own shares held		(1.2)			(0.3)	
Basic EPS from discontinued operations	-	130.0	-	78.0	256.2	30.4
Dilutive effect of share options and awards	-	0.7	-	-	2.0	(0.2)
Diluted EPS from discontinued operations	-	130.7	-	78.0	258.2	30.2

7 Earnings per share *continued*

The directors have elected to show an adjusted EPS from continuing operations after restating the weighted average number of shares in issue in 2007 to take account of the one for two share consolidation which accompanied the demerger of the international business on 16 July 2007 as though it had occurred on 1 January 2007. In addition, in order to show the EPS generated by the group's underlying operations, the directors have elected to restate central costs from £4.5m to £2.0m in the six months ended 30 June 2007 to reflect the ongoing cost of running the central corporate function following demerger. A reconciliation of basic and diluted EPS from continuing operations to adjusted basic and diluted EPS from continuing operations is as follows:

	Six months ended 30 June					
			2008			2007
	Earnings £m	Weighted average number of shares m	Per share amount Pence	Earnings £m	Weighted average number of shares m	Per share amount Pence
Basic EPS from continuing operations	36.7	130.0	28.2	26.7	256.2	10.4
Share consolidation adjustment	–	–	–	–	(127.3)	10.3
Central costs adjustment, net of tax at 30%	–	–	–	1.8	–	1.4
Adjusted basic EPS from continuing operations	36.7	130.0	28.2	28.5	128.9	22.1
Diluted EPS from continuing operations	36.7	130.7	28.1	26.7	258.2	10.3
Share consolidation adjustment	–	–	–	–	(127.3)	10.1
Central costs adjustment, net of tax at 30%	–	–	–	1.8	–	1.4
Adjusted diluted EPS from continuing operations	36.7	130.7	28.1	28.5	130.9	21.8

8 Dividends

	Six months ended 30 June	
	2008 £m	2007 £m
2006 final – 22.0p	–	56.4
2007 final – 38.1p	50.0	–
Dividends paid	50.0	56.4

The 2007 final dividend of 38.1p per share was based on the number of shares in issue following the one for two share consolidation which took place on 16 July 2007 in conjunction with the demerger of the international business. The final dividend per share in respect of 2006 was based on the shares in issue prior to the share consolidation.

The directors have declared an interim dividend in respect of the six months ended 30 June 2008 of 25.4p per share (six months ended 30 June 2007: 25.4p) which will amount to a dividend payment of £33.3m (2007: £33.0m). This dividend is not reflected in the balance sheet as it will be paid after the balance sheet date.

9 Amounts receivable from customers

	30 June 2008 £m	31 December 2007 £m	30 June 2007 £m
Continuing operations			
Consumer Credit Division	701.7	749.0	623.9
Vanquis Bank	177.5	143.1	114.3
Yes Car Credit	16.3	33.3	60.8
Total continuing operations	895.5	925.4	799.0
Discontinued operations – International	–	–	355.2
Total group	895.5	925.4	1,154.2
Analysed as:			
– due within one year	837.3	853.6	1,061.2
– due in more than one year	58.2	71.8	93.0
	895.5	925.4	1,154.2

Of the amounts receivable from customers due within one year, £837.3m (31 December 2007: £853.6m, 30 June 2007: £723.9m) relates to continuing operations and £nil (31 December 2007: £nil, 30 June 2007: £337.3m) relates to discontinued operations. Of the amounts receivable from customers due in more than one year, £58.2m (31 December 2007: £71.8m, 30 June 2007: £75.1m) relates to continuing operations and £nil (31 December 2007: £nil, 30 June 2007: £17.9m) relates to discontinued operations.

The impairment charge in respect of amounts receivable from customers reflected within operating costs can be analysed as follows:

	Six months ended 30 June	
	2008 £m	2007 £m
Continuing operations		
Consumer Credit Division	121.2	107.4
Vanquis Bank	16.5	12.8
Yes Car Credit	1.1	5.5
Total continuing operations	138.8	125.7
Discontinued operations – International	–	41.8
Total group	138.8	167.5

10 Retirement benefit asset

The group operates a number of UK-based pension schemes. The two major defined benefit schemes are the Provident Financial Senior Pension Scheme ('the senior pension scheme') and the Provident Financial Staff Pension Scheme ('the staff pension scheme'). The schemes cover 65% of employees with company-provided pension arrangements and are of the funded, defined benefit type providing retirement benefits based on final salary. Following a full group review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The most recent actuarial valuations of scheme assets and the present value of the defined benefit obligation were carried out as at 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 'Employee benefits' has been based on the results of these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at the balance sheet date. Scheme assets are stated at fair value as at the balance sheet date.

10 Retirement benefit asset *continued*

The net retirement benefit asset recognised in the balance sheet of the group is as follows:

	30 June 2008 £m	31 December 2007 £m	30 June 2007 £m
Fair value of scheme assets	440.4	465.7	491.5
Present value of funded defined benefit obligations	(382.5)	(404.2)	(422.9)
Net retirement benefit asset recognised in the balance sheet	57.9	61.5	68.6

The amounts recognised in the income statement are as follows:

	Six months ended 30 June	
	2008 £m	2007 £m
Current service cost	(2.9)	(3.5)
Interest cost	(11.5)	(11.5)
Expected return on scheme assets	14.9	14.4
Net credit/(charge) before curtailment credit	0.5	(0.6)
Curtailment credit	-	2.9
Net credit recognised in the income statement	0.5	2.3

The net credit/(charge) before curtailment credit for the six months ended 30 June 2008 has been included within administrative expenses and comprises a credit of £0.5m in respect of continuing operations (six months ended 30 June 2007: charge of £0.5m) and a charge of £nil in respect of discontinued operations (six months ended 30 June 2007: charge of £0.1m).

Following the disposal of the insurance business on 15 June 2007, the relevant employees of the insurance business ceased to be active members of the group's pension schemes. Accordingly their benefits are no longer linked to future salary increases and therefore the projected defined benefit obligation relating to them is less than that anticipated prior to the disposal. The reduction in the projected defined benefit obligation of £2.9m was recognised as a curtailment credit in the consolidated income statement in the six months ended 30 June 2007. This amount has been included within the profit on disposal of the insurance business (see note 6).

Movements in the fair value of scheme assets were as follows:

	Six months ended 30 June	
	2008 £m	2007 £m
Fair value of scheme assets at 1 January	465.7	467.9
Expected return on assets	14.9	14.4
Actuarial (losses)/gains on scheme assets	(37.6)	6.5
Section 75 contribution on disposal of insurance business	-	3.4
Contributions by the group	2.4	2.6
Contributions paid by scheme participants	1.3	1.6
Net benefits paid out	(6.3)	(4.9)
Fair value of scheme assets at 30 June	440.4	491.5

The Section 75 contribution on disposal of the insurance business of £3.4m was the statutory pension debt arising as a result of the insurance business ceasing to participate in the group's pension schemes following sale. It was calculated in accordance with Section 75 of the Pensions Act 1995.

10 Retirement benefit asset *continued*

Movements in the present value of the defined benefit obligation were as follows:

	Six months ended 30 June	
	2008 £m	2007 £m
Defined benefit obligation at 1 January	(404.2)	(459.0)
Current service cost	(2.9)	(3.5)
Interest cost	(11.5)	(11.5)
Curtailment credit	–	2.9
Contributions paid by scheme participants	(1.3)	(1.6)
Actuarial gains on scheme liabilities	31.1	44.9
Net benefits paid out	6.3	4.9
Defined benefit obligation at 30 June	(382.5)	(422.9)

The principal actuarial assumptions used at the balance sheet date were as follows:

	30 June 2008 %	31 December 2007 %	30 June 2007 %
Price inflation	4.00	3.40	3.40
Rate of increase in pensionable salaries	5.57	4.97	4.90
Rate of increase to pensions in payment	4.00	3.40	3.30
Discount rate	6.40	5.70	5.70

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. The group continues to use the PA92 series of standard tables combined with the medium cohort improvement factors for projecting mortality. In more simple terms, for members of the staff scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the net retirement benefit asset would have reduced by approximately £17m (31 December 2007: £18m, 30 June 2007: £18m).

An analysis of amounts recognised in the consolidated statement of recognised income and expense (SORIE) is as follows:

	Six months ended 30 June	
	2008 £m	2007 £m
Actuarial (losses)/gains on scheme assets	(37.6)	6.5
Actuarial gains on scheme liabilities	31.1	44.9
Total (loss)/gain recognised in the SORIE in the period	(6.5)	51.4

11 Consolidated statement of changes in shareholders' equity

	Called-up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
Balance at 1 January 2007	26.5	110.8	5.7	211.0	354.0
Cash flow hedges:					
- net fair value gains	-	-	1.9	-	1.9
- recycled and reported in profit for the period	-	-	2.8	-	2.8
Actuarial gains on retirement benefit asset	-	-	-	51.4	51.4
Tax charge on items taken directly to equity	-	-	(1.4)	(15.4)	(16.8)
Net income recognised directly in equity	-	-	3.3	36.0	39.3
Profit for the period	-	-	-	104.7	104.7
Total recognised income for the period	-	-	3.3	140.7	144.0
Issue of share capital	0.2	6.8	-	-	7.0
Treasury shares adjustment - vesting of shares	-	-	0.4	-	0.4
Share-based payment adjustments:					
- share-based payment charge	-	-	1.8	-	1.8
- transfer of share-based payment reserve	-	-	(0.8)	0.8	-
Dividends	-	-	-	(56.4)	(56.4)
Balance at 30 June 2007	26.7	117.6	10.4	296.1	450.8
Balance at 1 July 2007	26.7	117.6	10.4	296.1	450.8
Cash flow hedges - net fair value losses	-	-	(0.2)	-	(0.2)
Actuarial losses on retirement benefit asset	-	-	-	(5.1)	(5.1)
Tax credit on items taken directly to equity	-	-	0.1	1.5	1.6
Impact of change in UK tax rate	-	-	-	0.8	0.8
Net expense recognised directly in equity	-	-	(0.1)	(2.8)	(2.9)
Profit for the period	-	-	-	33.7	33.7
Total recognised (expense)/income for the period	-	-	(0.1)	30.9	30.8
Issue of share capital	0.5	15.1	-	-	15.6
Treasury shares adjustments:					
- purchases of shares	-	-	(6.5)	-	(6.5)
- vesting of shares	-	-	1.7	-	1.7
- transfer of treasury shares reserve	-	-	2.6	(2.6)	-
Share-based payment adjustments:					
- share-based payment charge	-	-	7.0	-	7.0
- cash settlement in respect of share-based payments	-	-	(3.8)	-	(3.8)
- transfer of share-based payment reserve	-	-	(4.9)	4.9	-
- deferred tax on share-based payment reserve transfer	-	-	-	(0.8)	(0.8)
Dividends	-	-	-	(33.0)	(33.0)
Demerger of international business - dividend in specie	-	-	-	(165.9)	(165.9)
Transfer of foreign exchange reserve on demerger of international business	-	-	(6.3)	6.3	-
Balance at 31 December 2007	27.2	132.7	0.1	135.9	295.9

Notes to the condensed consolidated interim financial information *continued*

11 Consolidated statement of changes in shareholders' equity *continued*

	Called-up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
Balance at 1 January 2008	27.2	132.7	0.1	135.9	295.9
Cash flow hedges – net fair value gains	-	-	11.2	-	11.2
Actuarial losses on retirement benefit asset	-	-	-	(6.5)	(6.5)
Tax (charge)/credit on items taken directly to equity	-	-	(3.1)	1.8	(1.3)
Net income/(expense) recognised directly in equity	-	-	8.1	(4.7)	3.4
Profit for the period	-	-	-	36.7	36.7
Total recognised income for the period	-	-	8.1	32.0	40.1
Issue of share capital	-	0.3	-	-	0.3
Treasury shares adjustment – purchases of own shares	-	-	(8.7)	-	(8.7)
Share-based payment adjustment – share-based payment charge	-	-	2.7	-	2.7
Dividends	-	-	-	(50.0)	(50.0)
Balance at 30 June 2008	27.2	133.0	2.2	117.9	280.3

12 Seasonality

The group's peak period of lending to customers is in the lead up to the Easter holidays in the first half of each financial year and then more significantly in the lead up to Christmas in the second half of the financial year. Accordingly, in 2007 approximately 60% of Home Credit loans issued by the Consumer Credit Division were made in the second half of the financial year and the group's peak borrowing requirement arose in December. In addition, the group's accounting policies relating to revenue and impairment are an important influence on the recognition of the group's profit between the first and second halves of the financial year. The interest income earned from loans and receivables is spread on an effective yield basis over the contractual term of the group's loans and receivables resulting in revenue being split broadly evenly between the first and second halves of the financial year, notwithstanding that the larger proportion of credit is issued in the second half of the financial year. The accounting policy relating to the impairment of customer receivables requires impairments to be made only when there is objective evidence of impairment of a customer balance, such as a missed payment. This results in the group's largest impairment charges arising early in each financial year when customers default on loans they received in the lead up to Christmas. Accordingly, the impairment charge is typically higher in the first half of the financial year. In 2007, the first half impairment charge in the Consumer Credit Division represented approximately 60% of the full year impairment charge.

The analysis set out above relates to the Consumer Credit Division only. Vanquis Bank is still in a rapid growth phase and at this stage of its development the influence of its rapid growth has a much more significant influence on the profits reported by the business during the financial year than the underlying seasonality.

Statement of directors' responsibilities

The directors confirm that the condensed consolidated interim financial information has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

- an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated financial information, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
- material related party transactions that have occurred in the first six months of the financial year and any material changes in the related party transactions described in the last annual report and financial statements.

The directors of Provident Financial plc are listed in the 2007 Annual Report and Financial Statements. There have been no changes in directors during the six months ended 30 June 2008.

By order of the board

Peter Crook
Chief Executive

Andrew Fisher
Finance Director

30 July 2008

Independent review report to Provident Financial plc

Introduction

We have been engaged by the company to review the condensed consolidated interim financial information in the interim report for the six months ended 30 June 2008, which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial information.

Directors' responsibilities

The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated interim financial information included in this interim report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial information in the interim report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information in the interim report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
Leeds

30 July 2008

Information for shareholders

1 The shares will be marked ex-dividend on 5 November 2008.

2 The interim dividend will be paid on 28 November 2008 to shareholders on the register at the close of business on 7 November 2008. Dividend warrants/vouchers will be posted on 26 November 2008.

Directors

John van Kuffeler	Non-executive Chairman and Chairman of the Nomination Committee
EXECUTIVE DIRECTORS	
Peter Crook	Chief Executive and Chairman of the Executive Committee
Andrew Fisher	Finance Director
Chris Gillespie	Managing Director, Consumer Credit Division
NON-EXECUTIVE DIRECTORS	
John Maxwell	Senior independent non-executive director and Chairman of the Remuneration Committee
Robert Hough	Independent non-executive director and Chairman of the Risk Advisory Committee
Manjit Wolstenholme	Independent non-executive director and Chair of the Audit Committee

GENERAL COUNSEL AND COMPANY SECRETARY
Ken Mullen

Company details

Registered office and contact details:

Provident Financial plc
Colonnade
Sunbridge Road
Bradford
BD1 2LQ

telephone: +44 (0)1274 731111
fax: +44 (0)1274 727300
email: enquiries@providentfinancial.com
website: www.providentfinancial.com

COMPANY NUMBER
668987

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Provident Financial plc
Colonnade
Sunbridge Road
Bradford
BD1 2LQ
United Kingdom

telephone +44 (0)1274 731111
fax: +44 (0)1274 727300
email: enquiries@providentfinancial.com
website: www.providentfinancial.com

Company number
668987

Provident Financial plc

Interim Report 2007



Highlights

- Restructuring of the group complete following the sale of Provident Insurance for £170.5m in June, generating a post-tax profit on sale of £68.4m, and the demerger of the International business in July
- Pre-tax profit from ongoing UK operations up by 19.4% to £38.2m reflecting the strong progress made at Vanquis Bank, and maintained profits at UK home credit
- Growth in UK home credit customer numbers of 1% and average customer receivables of 6.5%. Annualised impairment held flat at 31.0% of revenue
- Strong improvement in performance at Vanquis Bank. Vanquis moved into monthly profit in June and is on track to trade at around break-even for 2007 as a whole

Contents

Provident Financial plc
Company number 668987

Profit before tax from ongoing UK operations[1]

£38.2m
(+19.4%)

Profit before tax from continuing operations[1,2]

£56.3m
(+19.8%)

Earnings per share from continuing operations

15.38p
(+20.2%)

Interim dividend per share

25.40p

[1] Stated before exceptional demerger costs of £11.8m.

[2] Continuing operations comprised ongoing UK operations and International.



Chairman's statement

"During 2007, Provident Financial has seen some of the most significant changes in its history. The group is now on a sound and focused footing, well positioned to take advantage of changing conditions in the UK non-standard lending market and to develop a broader range of simple and affordable credit products."

John van Kuffeler, Chairman

2007 has seen some of the most significant changes in Provident Financial's long and successful history. The completion on 15 June 2007 of the sale of Provident Insurance for a gross consideration of £170.5m, and the subsequent demerger of the International business on 16 July 2007, leaves Provident Financial able to focus on its objective of developing a broader portfolio of simple and affordable credit products for the UK non-standard lending market.

I am therefore very pleased to report that the ongoing UK operations of Provident Financial, comprising UK home credit, Vanquis Bank and the run-off of the Yes Car Credit receivables, have all had a good first half. Profit before tax and exceptional items from these operations increased by 19.4% to £38.2m.

As the demerger was completed after 30 June 2007, the results of International for the first half of 2007 are included as a continuing operation within the Provident Financial group for the purposes of these statements. Profit before tax and exceptional items for the group as a whole increased by 19.8% to £56.3m.

The directors of both Provident Financial and International Personal Finance have stated their intention, in the absence of unforeseen circumstances, to pay an aggregate level of dividends per share in 2007 that is at least equal to the amount of 36.50p per share paid in 2006. The long standing policy to pay approximately 40% as an interim dividend has been retained and Provident Financial has therefore declared an interim dividend of 25.40p per share, equivalent to 12.70p after taking account of the recent 1-for-2 share consolidation. Similarly, International Personal Finance has declared an interim dividend of 1.90p per share.

Market conditions

Economic conditions for households on average or below average incomes in the UK remain challenging, with continued pressures being seen from rising food, domestic fuel and utility bills. However, the weekly visit from the home credit agent, our national network of branches and the outbound calling capacity of the Vanquis Bank call centre ensure that we remain uniquely placed to react quickly to changing circumstances and make appropriate adjustments to our underwriting criteria and arrears management.

There continues to be a general tightening of lending criteria by mainstream credit providers, and there is evidence that some lenders are withdrawing from the non-standard credit card market in order to protect their prime brands, rather than have them associated with higher APRs. These factors present an increasing market opportunity for the group, both through its existing products in UK home credit and Vanquis Bank, but also through the development of a broader range of credit products.

Chairman's statement continued

UK home credit income statement	H1 2007 £m	H1 2006 £m	Change %
Customer numbers ('000)	1,486	1,472	1.0
Credit issued	393.1	390.8	0.6
Average customer receivables	630.0	591.7	6.5
Revenue	292.0	289.6	0.8
Impairment	(107.4)	(106.4)	(0.9)
Revenue less impairment	184.6	183.2	0.8
Costs	(120.4)	(121.2)	0.7
Interest	(17.2)	(15.0)	(14.7)
Profit before tax	47.0	47.0	–

It is important to note that the majority of our customers do not have mortgages and have lower levels of other unsecured personal debt than is generally the case in the mainstream marketplace. Consequently, the recent rises in UK interest rates, increased availability of lower-cost Individual Voluntary Arrangements and bankruptcy solutions for unsecured debts, and the volatility seen in the US sub-prime mortgage markets are not factors which have any impact on Provident Financial.

Similarly, the group does not sell any payment protection insurance products, and is therefore not exposed to the outcome of the current Competition Commission inquiry into that area.

Operations

UK home credit

The medium-term prospects for UK home credit have improved in the last 12 months. Increased investment in marketing, particularly through newer channels such as the internet and direct mailing, together with favourable developments in the competitive environment, have continued to stimulate increased levels of demand for home credit.

We have invested in enhanced credit management to maintain the quality of the receivables book in the face of challenging market conditions, and to reduce the level of annual customer turnover over time. Over 50,000 applications for credit were rejected in the first half of 2007 as a result of our enhanced pre-screening credit processes. Many of these would previously have been accepted. As a result, we have been able to hold impairment flat at 31.0% of revenue on an annualised basis.

Notwithstanding this prudent underwriting approach, overall customer numbers grew by 1% in the 12 months to June 2007, providing further evidence that the trend of decline seen from 2002 to 2005 has been reversed. Customer receivables have grown at a faster rate, up 6.5% compared to the first half of 2006. This is partly due to the impact of longer larger loans, which now represent almost 17% of credit issued (2006 15%).

"The medium-term prospects for UK home credit have improved in the last 12 months."

Costs remain under tight control, with the cost of investment in new technology such as agent handheld devices being offset by the full-year benefits of the integration of the Provident Personal Credit and Greenwood Personal Credit back offices.

Overall, profit before tax for the first half of 2007 at £47.0m was the same as for the equivalent period in 2006.

We are currently piloting an unsecured direct repayment personal loan product in two locations under the brand name Real Personal Finance. The average loan advance is approximately £3,000 repayable over 36 months. This business represents a logical extension to our product range and, by basing it from our existing national branch network, is not expected to require a material level of incremental investment. We expect to expand this pilot in the second half of 2007 and will provide a more detailed update on the potential for this business at the full year results presentation in March 2008.

We were delighted to welcome Chris Gillespie as Managing Director, UK Consumer Credit in June with responsibility for continuing to develop the UK home credit business. He brings huge experience of consumer finance and specialist lending markets in the UK. He joined the board of Provident Financial upon the demerger.

Vanquis Bank

During the second half of 2006 a series of management actions were executed to place Vanquis Bank on a sounder commercial footing for its future development, including re-pricing the existing portfolio. Underwriting criteria have also been tightened progressively since 2005 and arrears management processes were strengthened during 2006 in the light of market conditions.

The strong progress shown by the results for the first half of 2007 demonstrates the positive impact on the business of these management actions, with the re-pricing of the existing book at the end of 2006 being implemented without material levels of customer attrition or reductions in credit line utilisation. Credit quality has seen the benefit of the underwriting tightening and the ongoing refinement of both initial lending decisions and subsequent credit line increase decisions. Customer recruitment from both the internet and direct mailing continued to be strong, leading to a 36.3% increase in customer numbers. The combined effect of this growth and the re-pricing of the portfolio led to a doubling of revenue compared to the first half of 2006.

"We remain confident that Vanquis Bank will trade at around break-even for the year as a whole."

Receivables grew at a faster rate than customer numbers, whilst, as expected, impairment as a percentage of revenue during the first six months fell sharply to 46.0%, compared to 58.3% in 2006. This performance illustrates the benefits of the "low and grow" strategy of granting customers relatively low initial credit lines and then managing credit line increases without compromising impairment. Costs increased at a much lower rate than revenues as the business benefited from additional scale.

The start-up losses in the first half of 2007 at £4.2m were substantially lower than both the £10.7m incurred in the first half of 2006 and the £7.6m incurred in the second half of 2006. Vanquis Bank moved into monthly profit in June and we remain confident that it will trade at around break-even for the year as a whole.

We recently set out medium-term targets for Vanquis Bank, indicating that we expect it to be able to achieve a portfolio of approximately 500,000 customers and net receivables of £300m earning a post-tax return on equity of 30%.

We are also very pleased that Michael Lenora has joined Vanquis Bank as Managing Director in June. With over 25 years' experience in the non-standard credit card sector in both the USA and in Europe, he is very well qualified to manage Vanquis during its next phase of development through break-even and into profitability.

Vanquis Bank income statement	H1 2007 £m	H1 2006 £m	Change %
Customer numbers ('000)	289	212	36.3
Average customer receivables	105.0	67.2	56.3
Revenue	27.8	13.9	100.0
Impairment	(12.8)	(8.1)	(58.0)
Revenue less impairment	15.0	5.8	158.6
Costs	(16.6)	(15.4)	(7.8)
Interest	(2.6)	(1.1)	(136.4)
Loss before tax	(4.2)	(10.7)	60.7

Chairman's statement continued

Yes Car Credit
Net collections totalling £52m were received in the first half of 2007. This was in line with expectations and outstanding receivables now stand at £60.8m compared to £108.6m at the end of 2006. The business is expected to record a small operating loss of approximately £3m in each of 2007 and 2008 as the collection activities are wound down.

Motor insurance
The motor insurance division reported a pre-tax profit of £11.8m for the period up to its disposal on 15 June 2007. In addition to this, a net post-tax profit of £68.4m was reported on disposal.

International
Performance throughout the first half of 2007 was good and marked another six months of significant progress. Profit before tax increased by 20.7% to £18.1m, with the contribution to profit from the established Central European businesses rising to £31.9m compared with £24.9m for the six months to June 2006. Investment in start-up losses in developing the Mexican and Romanian markets was increased from £6.1m in the first half of 2006 to £8.8m in the first half of 2007.

Central Europe
Profit before tax in the first half for Central Europe increased by £7.0m (28.1%), to £31.9m. Customer numbers increased by 1.2% since the year end to 1,542,000 reversing the reduction in customer numbers in 2006 that accompanied the introduction of tighter credit controls. This led to an increase in credit issued of 8.3% compared with the first half of 2006.

The key feature of the first half was the continuation of the improvement in credit quality and reduction in impairment as a result of the introduction of improved credit management techniques in 2006. The impairment charge reduced by £30.2m (46.9%) with annualised impairment as a percentage of revenue at June 2007 of 19.9% compared with 26.8% at the end of 2006.

Developing markets
Mexico continued to show strong customer growth. The customer count stood at 317,000, which represents growth of 65,000 customers or 25.8% since the start of the year.

In Puebla, no new branches have been opened since April 2006 and improved credit quality is the key focus of management attention. Guadalajara continued to perform in line with expectations.

Overall, impairment stabilised and was 46.3% of revenue at June 2007, a slight improvement from the 47.3% reported at the end of 2006. Start-up losses for Mexico during the first half were £6.9m, which compares with a loss of £5.0m last year.

Romania continued to perform well and in line with expectations. At June 2007 it had 17,000 customers, an increase of 11,000 since the end of 2006, and reported a loss of £1.9m, compared with £1.1m in 2006. Credit quality remained good, with impairment running at 5.9% of revenue.

Balance sheet	PF plc £m	IPF £m	UK group £m
Receivables	1,154.2	355.2	799.0
Pension asset	68.6	3.5	65.1
Borrowings (including fair value of derivatives)	(844.5)	(262.4)	(582.1)
Other assets	72.5	68.4	4.1
Net assets	**450.8**	**164.7**	**286.1**

Balance sheet
Pro forma net assets for the ongoing UK group, adjusted for the demerger of IPF, as at 30 June 2007 were £286.1m, as set out above.

The level of pro forma gearing (calculated to exclude the pension scheme asset, as required under our funding facilities) stood at 2.6 times, compared to the relevant borrowings covenant of 6.0 times. The reported level of capital adequacy for the combined group as at 30 June 2007 was 32.8%, benefiting from capital generated by the sale of Provident Insurance during the period. This was comfortably in excess of the limit set by the FSA. The pro forma equivalent ratio after adjusting for the demerger of IPF was 37.2%.

As reported at the time of the demerger, in the light of its high dividend payout ratio the company has retained surplus capital of some £80m to fund growth opportunities and provide a sensible degree of strategic flexibility.

Timing of dividend payments
Historically, under UK GAAP reporting, the quantum and timing of interim and final dividends paid by the group traditionally followed the pattern of the underlying earnings of the business.

However, the transition to IFRS in 2005 has distorted that position. The payment in May of the larger final dividend, which has historically represented approximately 60% of the previous year's full dividend, and the payment of the interim dividend in October results in a temporary reduction in net assets during those months. Given the requirements of the FSA to maintain a minimum level of capital adequacy at all times, it is proposed to amend the timing of the dividend payment dates to better reflect the seasonality of the group's earnings as recognised under IFRS. The interim dividend of 25.40p per share will therefore be paid on 28 November 2007, with the final dividend now expected to be paid in June 2008.

Group outlook
The recent strengthening of management and the improved medium-term prospects for both UK home credit and Vanquis Bank have placed the group in a strong position from which to focus upon its strategy to develop a broader range of credit products for the non-standard UK lending market.

We are confident that our continuing UK operations will deliver good profits growth for 2007 as a whole.

John van Kuffeler
Chairman
11 September 2007

Interim financial information

Consolidated interim income statement

	Notes	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Continuing operations				
Revenue	2	521.4	517.6	1,019.9
Finance income		3.8	3.4	7.2
Total income		525.2	521.0	1,027.1
Finance costs		(36.4)	(33.6)	(69.8)
Operating costs		(271.3)	(298.9)	(517.3)
Administrative expenses		(173.0)	(141.5)	(300.8)
Total costs		(480.7)	(474.0)	(887.9)
Profit before taxation	2	44.5	47.0	139.2
Profit before taxation and exceptional costs	2	56.3	47.0	150.3
Exceptional costs – demerger costs	2	(11.8)	–	(11.1)
Profit before taxation	2	44.5	47.0	139.2
Tax expense – UK		(10.5)	(10.0)	(27.3)
– Overseas		(5.9)	(4.4)	(17.4)
Total tax expense	3	(16.4)	(14.4)	(44.7)
Profit after taxation for the period from continuing operations		28.1	32.6	94.5
Discontinued operations				
Profit after taxation for the period from discontinued operations	4	76.6	13.9	30.4
Profit for the period attributable to equity shareholders	10	104.7	46.5	124.9

	Notes	Unaudited Half-year to 30 June 2007 Pence	Unaudited Half-year to 30 June 2006 Pence	Audited Full year to 31 Dec 2006 Pence
Earnings per share from continuing operations				
Basic	5	10.97	12.80	37.08
Diluted	5	10.88	12.75	36.94
Earnings per share attributable to equity shareholders				
Basic	5	40.87	18.26	49.00
Diluted	5	40.55	18.19	48.83
Dividend per share				
Proposed dividend*	6	25.40	14.48	22.02
Paid in the period	6	22.02	21.37	35.85

* The proposed dividend per share for the six months ended 30 June 2007 is based on the number of shares in issue following the one for two share consolidation which took place on 16 July 2007 in conjunction with the demerger of the international business.

The total cost of dividends paid in the period was £56.4m (30 June 2006 £54.4m, 31 December 2006 £91.4m).

Consolidated interim statement of recognised income and expense

	Notes	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit for the year attributable to equity shareholders		104.7	46.5	124.9
Exchange losses on foreign currency translations		–	(4.8)	(0.2)
Net fair value gains/(losses) – cash flow hedges		4.7	(0.7)	0.2
Actuarial gains/(losses) on retirement benefit asset	8	51.4	7.7	(0.3)
Tax charge on items taken directly to equity		(16.8)	(2.0)	(0.1)
Net income/(expense) recognised directly in equity	10	39.3	0.2	(0.4)
Total recognised income for the period	10	144.0	46.7	124.5

Interim financial information

Consolidated interim balance sheet

	Notes	Unaudited As at 30 June 2007 £m	Unaudited As at 30 June 2006 £m	Audited As at 31 Dec 2006 £m
ASSETS				
Non-current assets				
Goodwill		3.1	3.1	3.1
Other intangible assets		26.4	28.0	30.0
Property, plant and equipment		57.2	47.2	58.7
Retirement benefit asset	8	68.6	6.7	8.9
Deferred tax assets		11.2	31.9	30.8
		166.5	116.9	131.5
Current assets				
Financial assets:				
– Amounts receivable from customers:				
– due within one year	7	1,061.2	967.1	1,103.2
– due in more than one year	7	93.0	152.2	129.5
– Total amounts receivable from customers	7	1,154.2	1,119.3	1,232.7
– Derivative financial instruments		2.9	5.3	2.7
– Cash and cash equivalents		69.9	438.3	438.8
Trade and other receivables		30.1	36.6	30.6
Insurance assets		–	63.3	56.2
Current tax assets		–	–	8.1
		1,257.1	1,662.8	1,769.1
Total assets		1,423.6	1,779.7	1,900.6
LIABILITIES				
Current liabilities				
Financial liabilities:				
– Bank and other borrowings		(165.8)	(28.3)	(87.4)
– Derivative financial instruments		(42.2)	(39.4)	(44.1)
Trade and other payables		(92.8)	(89.3)	(114.1)
Insurance accruals and deferred income		–	(347.8)	(328.3)
Current tax liabilities		(31.3)	(15.3)	(37.3)
Provisions		(1.3)	(1.3)	(1.8)
		(333.4)	(521.4)	(613.0)
Non-current liabilities				
Financial liabilities:				
– Bank and other borrowings		(639.4)	(948.3)	(933.6)
		(639.4)	(948.3)	(933.6)
Total liabilities		(972.8)	(1,469.7)	(1,546.6)
NET ASSETS	2	450.8	310.0	354.0
SHAREHOLDERS' EQUITY				
Called-up share capital	9	26.7	26.5	26.5
Share premium account	10	117.6	108.1	110.8
Other reserves	10	10.4	0.1	5.7
Retained earnings	10	296.1	175.3	211.0
TOTAL EQUITY	10	450.8	310.0	354.0

Interim financial information

Consolidated interim cash flow statement

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Cash flows from operating activities			
Cash generated from operations	147.6	64.5	109.7
Finance costs paid	(45.4)	(40.4)	(67.0)
Finance income received	10.9	13.0	25.9
Tax paid	(17.2)	(6.1)	(24.9)
Net cash generated from operating activities	95.9	31.0	43.7
Cash flows from investing activities			
Purchases of property, plant and equipment	(11.6)	(13.2)	(33.3)
Proceeds from sale of property, plant and equipment	2.8	2.0	4.6
Purchases of intangible assets	(4.1)	(2.0)	(6.0)
Net proceeds from disposal of insurance business (note 4)	152.4	–	–
Net cash generated from/(used in) investing activities	139.5	(13.2)	(34.7)
Cash flows from financing activities			
Proceeds from borrowings	67.3	174.2	225.7
Repayment of borrowings	(281.9)	(155.1)	(161.7)
Dividends paid to company shareholders	(56.4)	(54.4)	(91.4)
Proceeds from issue of share capital	7.0	0.4	3.1
Proceeds from the sale of treasury shares	0.4	0.2	2.3
Net cash used in financing activities	(263.6)	(34.7)	(22.0)
Net decrease in cash and bank overdrafts	(28.2)	(16.9)	(13.0)
Cash and bank overdrafts at beginning of period	431.6	444.4	444.4
Disposal of insurance division	(343.1)	–	–
Exchange (losses)/gains on cash and bank overdrafts	(0.1)	(0.6)	0.2
Cash and bank overdrafts at end of period	60.2	426.9	431.6

Cash and bank overdrafts at end of period comprise:

Cash at bank and in hand	47.9	51.4	61.9
Short-term deposits	22.0	386.9	376.9
Cash and cash equivalents	69.9	438.3	438.8
Overdrafts (held in bank and other borrowings)	(9.7)	(11.4)	(7.2)
	60.2	426.9	431.6

All short-term deposits have a maturity of three months or less on acquisition. The cash and short-term deposits held by those businesses that are regulated are required to be strictly segregated from those of the rest of the group and are not available to repay group borrowings. At 30 June 2007 the cash and short-term deposits held by the group's regulated businesses amounted to £22.0m (30 June 2006 £396.4m, 31 December 2006 £387.2m).

Interim financial information
Consolidated interim cash flow statement continued

Cash generated from operations

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit for the period	104.7	46.5	124.9
Adjusted for:			
Tax expense	20.0	19.5	55.3
Finance costs	36.4	33.6	69.8
Finance income	(11.2)	(12.3)	(25.3)
Share-based payment charge/(credit)	1.2	(0.3)	(1.9)
Pension charge/(credit)	0.6	0.4	(5.5)
Depreciation of property, plant and equipment	7.5	6.2	12.6
Amortisation of intangible assets	11.7	11.5	24.4
Loss/(profit) on sale of property, plant and equipment	0.2	(0.2)	(0.1)
Profit on disposal of insurance business (note 4)	(68.4)	–	–
Changes in operating assets and liabilities:			
Inventories	–	7.4	7.4
Amounts receivable from customers	78.4	138.2	36.5
Trade and other receivables	(2.2)	(8.2)	1.1
Insurance assets	(24.9)	(7.9)	(11.7)
Trade and other payables	3.8	(29.9)	(14.0)
Insurance accruals and deferred income	(5.1)	(11.4)	(30.9)
Retirement benefit asset	(2.6)	(105.0)	(109.3)
Derivative financial instruments	(2.0)	(0.2)	(0.7)
Provisions	(0.5)	(23.4)	(22.9)
Cash generated from operations	147.6	64.5	109.7

Notes to the interim financial information

1 Basis of preparation

The financial information comprises the consolidated balance sheets for the periods ended 30 June 2007, 30 June 2006 and 31 December 2006 and the income statements and cash flow statements for the periods then ended of Provident Financial plc (hereinafter referred to as 'the financial information'). The financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority.

In preparing this financial information management has used the accounting policies set out in the group's 2006 financial statements and has chosen not to adopt IAS 34 'Interim Financial Reporting'. IFRS 7 'Financial Instruments: Disclosures' and IAS 1 'Amendments to Capital Disclosures' are effective for annual periods beginning on or after 1 January 2007. These standards are disclosure standards and do not impact on the recognition or measurement of items accounted for under the accounting policies used in the group's 2006 financial statements. As the financial information is not required to include all disclosures required by International Financial Reporting Standards, the disclosures required by IFRS 7 and the amendment to IAS 1 have not been made. Full disclosures in accordance with IFRS 7 and the amendment to IAS 1 will be made in the group's 2007 financial statements.

This financial information does not constitute a set of statutory financial statements under Section 240 of the UK Companies Act 1985 and is unaudited. The comparative figures for the financial year ended 31 December 2006 are an extract from the group's 2006 financial statements which have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors on these financial statements was unqualified and did not contain statements under Section 237(2) or (3) of the UK Companies Act 1985.

This document (the interim report 2007) will be published on the company's website in addition to the normal paper version. The maintenance and integrity of the Provident Financial plc website is the responsibility of the directors and the work carried out by the auditors does not involve consideration of these matters. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

Notes to the interim financial information continued

2 Segment information

Primary reporting format – business segments

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Revenue – continuing operations			
UK home credit	292.0	289.6	576.7
Vanquis Bank	27.8	13.9	34.2
Yes Car Credit	10.0	26.9	43.7
Total UK businesses	329.8	330.4	654.6
International	191.6	187.2	365.3
Total group	521.4	517.6	1,019.9

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit before taxation – continuing operations			
UK home credit*	47.0	47.0	127.5
Vanquis Bank	(4.2)	(10.7)	(18.3)
Yes Car Credit	(1.2)	(0.5)	(1.5)
	41.6	35.8	107.7
Central – Costs	(4.5)	(4.3)	(6.0)
– Interest receivable	1.1	0.5	2.4
Total central*	(3.4)	(3.8)	(3.6)
Total UK businesses	38.2	32.0	104.1
International	18.1	15.0	46.2
Total before exceptional costs	56.3	47.0	150.3
Exceptional costs – demerger costs	(11.8)	–	(11.1)
Total group	44.5	47.0	139.2

* In the group's 2006 financial statements, the allocation of the group's interest charge to UK home credit changed to reflect revised borrowings based on an average ratio of borrowings to UK home credit receivables of 80%. The results for the six months to 30 June 2006 have been restated on a comparable basis resulting in a reduction in UK home credit profit for the six months to 30 June 2006 of £4.7m and a reduction in the interest cost held centrally of £4.7m. The change has had no impact on reported group profits.

All of the above activities relate to continuing operations as defined in IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'. Consistent with the treatment in the 2006 financial statements, the Yes Car Credit operation has been classified as part of continuing operations on the basis that revenue and impairment will continue to be generated from the loan book until it has been fully collected out.

On 16 July 2007, the group completed the demerger of its international business which was approved by the company's shareholders at the Extraordinary General Meeting of the company on 13 July 2007. As at 30 June 2007, the demerger was still subject to shareholder approval and therefore the international business did not meet the criteria within IFRS 5 of a discontinued operation. Accordingly, the results of the international business have been included within continuing operations in the interim financial information. In addition, as the demerger was effected by a dividend in specie and there was no issue of new share capital or any sales proceeds involved, the international business also did not meet the criteria of an asset held for resale. Accordingly, the assets and liabilities of the international business have not been separately presented from the rest of the group. For the group's 2007 full year results, the international business will meet the IFRS 5 criteria of a discontinued operation and will therefore be presented as a discontinued operation in the income statement.

Demerger costs comprise costs incurred in preparing for the demerger of the international business. In the six months to 30 June 2007, the costs comprise £7.1m of professional fees (30 June 2006 £nil, 31 December 2006 £6.4m) and £4.7m of other separation costs (30 June 2006 £nil, 31 December 2006 £4.7m). All of the demerger costs have been classified as administrative expenses within the consolidated income statement. £6.7m of the demerger costs relate to central activities (30 June 2006 £nil, 31 December 2006 £6.9m), £1.8m relate to UK home credit (30 June 2006 £nil, 31 December 2006 £nil) with the remaining £3.3m relating to International (30 June 2006 £nil, 31 December 2006 £4.2m).

Notes to the interim financial information

2 Segment information continued

	Unaudited As at 30 June 2007 £m	Unaudited As at 30 June 2006 £m	Audited As at 31 Dec 2006 £m
Net assets/(liabilities)			
UK home credit**	201.7	197.0	176.0
Vanquis Bank	34.3	28.0	32.0
Yes Car Credit	(39.6)	(36.0)	(37.4)
Central**	89.7	(10.1)	19.9
Total UK businesses	286.1	178.9	190.5
International**	164.7	56.8	82.2
Total continuing operations	450.8	235.7	272.7
Discontinued operation – Insurance	–	74.3	81.3
Total group	450.8	310.0	354.0

** During 2007, the allocation of group net assets has been amended to (i) reallocate certain centrally held tax provisions to the international business in line with the arrangements in place on demerger and (ii) adjust the statutory net assets of the UK home credit business to reflect a borrowings to receivables ratio of 80% consistent with the treatment adopted for charging interest to the income statement. Prior year comparatives have been restated on a comparable basis which has resulted in International net assets as at 30 June 2006 and 31 December 2006 reducing by £9.3m and £7.0m respectively. UK home credit net assets as at 30 June 2006 and 31 December 2006 reducing by £94.0m and £180.3m respectively and central activities net assets as at 30 June 2006 and 31 December 2006 increasing by £103.3m and £187.3m respectively.

Secondary reporting format – geographical segments

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Revenue – continuing operations			
UK and Republic of Ireland	329.8	330.4	654.6
Central Europe	173.1	175.8	338.6
Mexico	17.1	11.4	26.4
Romania	1.4	–	0.3
Total group	521.4	517.6	1,019.9

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit before taxation – continuing operations* **			
UK and Republic of Ireland	33.2	28.2	96.7
Central Europe	31.9	24.9	65.7
Mexico	(6.9)	(5.0)	(9.7)
Romania	(1.9)	(1.1)	(2.4)
	56.3	47.0	150.3
UK and Republic of Ireland:			
Exceptional costs – demerger costs	(11.8)	–	(11.1)
Total group	44.5	47.0	139.2

*** In the group's 2006 financial statements, the allocation of International UK divisional overheads changed to more accurately reflect the costs attributable to Central Europe, Mexico and Romania. The results for the six months to 30 June 2006 have been restated on a comparable basis resulting in a reduction in the profit in Central Europe of £1.8m, an increase in the loss in Mexico of £0.3m and a reduction of costs in the UK and Republic of Ireland of £2.1m. The change has had no impact on reported group profits.

Notes to the interim financial information continued

3 Tax expense

The total tax charge for the period comprises:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Continuing operations:			
– UK	10.5	10.0	27.3
– Overseas	5.9	4.4	17.4
Total continuing operations	16.4	14.4	44.7
Discontinued operations:			
– UK	4.5	5.1	10.6
Total tax expense	20.9	19.5	55.3

The tax expense for the period for continuing operations has been calculated by applying the directors' best estimate of the effective tax rate for the year, which is 30.0% (30 June 2006 30.6%), to the profit before demerger costs for the period.

Included within the UK tax expense relating to continuing operations is a tax credit in respect of demerger costs of £0.5m (30 June 2006 £nil, 31 December 2006 £1.1m). The tax expense in relation to discontinued operations includes a tax charge of £0.9m in respect of the profit on disposal of the insurance business (see note 4).

4 Discontinued operations

On 15 June 2007, the group completed the disposal of the companies forming the insurance business to Car Care Plan (Holdings) Limited, a subsidiary of GMAC Insurance Holdings Inc. Accordingly, this business has been presented as a discontinued operation in accordance with IFRS 5. There is no impact on the prior period financial statements other than a change in the presentation of the insurance business results to discontinued operations.

The profit attributable to discontinued operations can be analysed as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit after taxation for the period from trading activities	8.2	13.9	30.4
Profit after taxation on disposal of the insurance business	68.4	–	–
Profit after taxation for the period from discontinued operations	76.6	13.9	30.4

The profit after taxation for the period from trading activities can be analysed as follows:

	Unaudited Half-year to 30 June 2007* £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Revenue	61.8	78.0	160.9
Finance income	7.4	8.9	18.1
Total income	69.2	86.9	179.0
Operating costs	(49.0)	(56.8)	(120.1)
Administrative expenses	(8.4)	(11.1)	(17.9)
Total costs	(57.4)	(67.9)	(138.0)
Profit before taxation for the period from trading activities	11.8	19.0	41.0
Tax expense – UK	(3.6)	(5.1)	(10.6)
Profit after taxation for the period from trading activities	8.2	13.9	30.4

* Represents five and a half months' trading under the group's ownership.

Included within operating costs is a credit of £13.9m (30 June 2006 £16.2m, 31 December 2006 £42.7m) in respect of the release of provisions for prior year claims.

All of the above activities relate to activities in the UK and Republic of Ireland.

The tax rate applied to the trading activities of discontinued operations in the six months ended 30 June 2007 is 30%, consistent with the overall group tax rate. The tax charged in respect of 2006 represents the actual tax charges of the insurance business.

Notes to the interim financial information continued

4 Discontinued operations continued

The profit after taxation on disposal of the insurance business can be analysed as follows:

	£m
Sales proceeds	170.5
Termination of interest rate swaps	(6.9)
S75 pension contribution (note 8)	(3.4)
Disposal costs	(7.8)
Net cash consideration	152.4
Tax recoverable from purchaser	1.7
Total net consideration	154.1
Pension curtailment credit (note 8)	2.9
Share-based payment charge (note 10)	(0.6)
Increase in pension asset following S75 pension contribution	3.4
Net assets on disposal	(90.5)
Profit before taxation on disposal of the insurance business	69.3
Tax charge	(0.9)
Profit after taxation on disposal of the insurance business	68.4

The interest rate swaps were held to hedge the interest rate risk on the investment funds held by the insurance business. These swaps were terminated on disposal.

The S75 pension contribution represents a reduction in consideration for the payment of £3.4m of pension contributions into the group's defined benefit pension schemes by the insurance business following sale. The group's retirement benefit asset has increased by a corresponding amount (see note 8).

Disposal costs comprise professional fees and the cost of bonuses for the senior management team of the insurance business.

The tax recoverable from the purchaser of £1.7m represents an adjustment to the consideration to reflect tax relief obtained by the purchaser as a result of the transaction.

The pension curtailment credit of £2.9m arises as a result of the reduction in the group's projected defined benefit obligation following the insurance business employees ceasing to be active members of the group's pension schemes.

A deferred tax liability of £0.9m has been recognised on the pension curtailment credit.

The share-based payment charge represents the crystallisation of the share options of the insurance business management team as a result of the disposal.

No tax liability arises on the disposal of the insurance business due to the availability of the Substantial Shareholdings Exemption.

Notes to the interim financial information continued

4 Discontinued operations continued

The cashflows from discontinued operations were as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit after taxation for the period	8.2	13.9	30.4
Adjusted for:			
Tax expense	3.6	5.1	10.6
Finance income	(7.4)	(8.9)	(18.1)
Share-based payment charge	–	–	0.1
Pension charge/(credit)	0.1	0.2	(0.7)
Depreciation of property, plant and equipment	0.3	0.2	0.5
Amortisation of intangible assets	8.6	10.6	22.2
Changes in operating assets and liabilities:			
Trade and other receivables	(0.2)	(0.1)	(1.2)
Insurance assets	(24.9)	(7.9)	(11.7)
Trade and other payables	0.8	(2.3)	(1.3)
Insurance accruals and deferred income	(5.1)	(11.4)	(30.9)
Retirement benefit asset	(0.4)	(11.4)	(11.7)
Cash used in operations	(16.4)	(12.0)	(11.8)
Finance income received	7.1	9.6	18.7
Tax paid	(2.1)	(3.2)	(9.0)
Net cash used in operating activities	(11.4)	(5.6)	(2.1)
Net cash used in investing activities	(0.6)	(0.1)	(0.6)
Net cash used in financing activities	–	(7.0)	(14.4)
Net decrease in cash and bank overdrafts	(12.0)	(12.7)	(17.1)

The cashflows above do not include the cashflows associated with the disposal of the insurance business.

Notes to the interim financial information continued

5 Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those shares held by the Provident Financial Qualifying Share Ownership Trust and in respect of the Performance Share Plan. For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The directors have elected to show an adjusted EPS prior to demerger costs. This is presented to show the EPS generated by the group's continuing operations.

The weighted average number of shares in issue during the period can be reconciled to the number used in the basic and diluted EPS calculations as follows:

Weighted average number of shares	Unaudited Half-year to 30 June 2007 Number m	Unaudited Half-year to 30 June 2006 Number m	Audited Full year to 31 Dec 2006 Number m
Used in basic EPS calculation	256.2	254.7	254.9
Dilutive effect of options	2.0	0.9	0.9
Used in diluted EPS calculation	258.2	255.6	255.8

A reconciliation of the profit after taxation used in the EPS calculations is as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Profit after taxation attributable to equity shareholders	104.7	46.5	124.9
Profit after taxation from discontinued operations	(76.6)	(13.9)	(30.4)
Profit after taxation from continuing operations	28.1	32.6	94.5
Demerger costs, net of tax credit	11.3	–	10.0
Adjusted profit after taxation	39.4	32.6	104.5

Reconciliations of basic and diluted EPS are as follows:

	Unaudited Half-year to 30 June 2007 Pence	Unaudited Half-year to 30 June 2006 Pence	Audited Full year to 31 Dec 2006 Pence
Basic EPS	40.87	18.26	49.00
Basic EPS from discontinued operations	(29.90)	(5.46)	(11.92)
Basic EPS from continuing operations	10.97	12.80	37.08
Demerger costs, net of tax credit	4.41	–	3.92
Adjusted EPS from continuing operations	15.38	12.80	41.00
Diluted EPS	40.55	18.19	48.83
Diluted EPS from discontinued operations	(29.67)	(5.44)	(11.89)
Diluted EPS from continuing operations	10.88	12.75	36.94
Demerger costs, net of tax credit	4.38	–	3.91
Adjusted diluted EPS from continuing operations	15.26	12.75	40.85

Notes to the interim financial information continued

6 Dividends paid and proposed

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
2005 final – 21.37p	–	54.4	54.4
2006 interim – 14.48p	–	–	37.0
2006 final – 22.02p	56.4	–	–
Dividends paid	56.4	54.4	91.4

An interim dividend in respect of 2007 of 25.40p per share*, amounting to a total dividend of £33.1m, has been declared by the directors. The interim financial information does not reflect this dividend payable as it will be paid after the balance sheet date.

* The proposed dividend per share for the six months ended 30 June 2007 is based on the number of shares in issue following the one for two share consolidation which took place on 16 July 2007 in conjunction with the demerger of the international business.

7 Amounts receivable from customers

	Unaudited As at 30 June 2007 £m	Unaudited As at 30 June 2006 £m	Audited As at 31 Dec 2006 £m
UK home credit	623.9	587.7	695.6
Vanquis Bank	114.3	75.9	97.5
Yes Car Credit	60.8	161.2	108.6
Total UK businesses	799.0	824.8	901.7
International	355.2	294.5	331.0
Total group	1,154.2	1,119.3	1,232.7
Analysed as:			
– due within one year	1,061.2	967.1	1,103.2
– due in more than one year	93.0	152.2	129.5
Total group	1,154.2	1,119.3	1,232.7

The impairment charge in respect of amounts receivable from customers reflected within operating costs can be analysed as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
UK home credit	107.4	106.4	178.8
Vanquis Bank	12.8	8.1	19.4
Yes Car Credit	5.5	14.2	22.6
Total UK businesses	125.7	128.7	220.8
International	41.8	69.5	103.1
Total group	167.5	198.2	323.9

Notes to the interim financial information continued

8 Retirement benefit asset

The group operates a number of UK based pension schemes. The two major defined benefit schemes are the Provident Financial Senior Pension Scheme ('the senior pension scheme') and the Provident Financial Staff Pension Scheme ('the staff pension scheme'). The schemes cover 76% of employees with company provided pension arrangements and are of the funded, defined benefit type providing retirement benefits based on final salary. The assets of the schemes are held in separate, trustee administered funds. Following a full group review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 has been based on the results of these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme at 30 June 2007. Scheme assets are stated at fair value at 30 June 2007.

The major assumptions used by the actuary were:

	Unaudited Half-year to 30 June 2007 %	Unaudited Half-year to 30 June 2006 %	Audited Full year to 31 Dec 2006 %
Price inflation	3.40	3.00	3.10
Rate of increase in pensionable salaries	4.90	4.58	4.68
Rate of increase to pensions in payment	3.30	3.00	3.10
Discount rate	5.70	5.10	5.10
Long term rate of return			
– Equities	7.85	7.85	7.85
– Bonds	5.70	5.10	5.10
– Index-linked gilts	5.10	4.50	4.50
– Other	6.00	5.25	5.25
– Overall	6.97	6.92	6.62

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. For members of the staff pension scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior pension scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the charge to the group income statement would have increased by approximately £0.2m in the six months to 30 June 2007 and the defined benefit obligation would have increased by approximately £18.0m.

Notes to the interim financial information continued

8 Retirement benefit asset continued

The amounts recognised in the balance sheet are determined as follows:

	Unaudited As at 30 June 2007 £m	Unaudited As at 30 June 2006 £m	Audited As at 31 Dec 2006 £m
Equities	272.5	233.3	254.5
Bonds	22.5	22.5	22.1
Index-linked gilts	20.0	19.7	21.8
Other	176.5	165.9	169.5
Total fair value of scheme assets	491.5	441.4	467.9
Present value of funded defined benefit obligations	(422.9)	(434.7)	(459.0)
Net asset recognised in the balance sheet	68.6	6.7	8.9

The amounts recognised in the income statement are as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Current service cost	(3.5)	(3.9)	(7.6)
Interest cost	(11.5)	(10.5)	(21.0)
Expected return on scheme assets	14.4	14.0	27.5
Net expense before past service and curtailment credits	(0.6)	(0.4)	(1.1)
Past service credit	–	–	2.2
Curtailment credit	2.9	–	4.4
Net credit/(expense) recognised in the income statement	2.3	(0.4)	5.5

Following the disposal of the insurance business on 15 June 2007, the relevant employees of the insurance business ceased to be active members of the group's pension schemes. Accordingly their benefits are no longer linked to future salary increases and therefore the projected defined benefit obligation relating to them is less than that anticipated prior to the sale. The reduction in the projected defined benefit obligation of £2.9m has been recognised as a curtailment credit in the six months ended 30 June 2007. This amount has been included within the profit on disposal of the insurance business (see note 4). The remaining net credit/(expense) has been included within administrative expenses.

During 2006, changes to the rules of the pension schemes and to the tax applying to pension scheme benefits meant that in most cases members of the pension schemes would be able to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, in the year ended 31 December 2006 these changes led to a £2.2m past service saving relating to deferred members of the pension schemes and a £4.4m curtailment saving relating to active members of the pension schemes.

Notes to the interim financial information continued

8 Retirement benefit asset continued

Movements in the fair value of scheme assets were as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Fair value of scheme assets at start of period	467.9	331.1	331.1
Expected return on scheme assets	14.4	14.0	27.5
Actuarial gains/(losses) on scheme assets	6.5	(5.1)	7.1
S75 contribution on disposal of insurance business	3.4	–	–
Contributions by the group	2.6	105.0	109.3
Contributions paid by scheme participants	1.6	1.8	3.5
Net benefits paid out	(4.9)	(5.4)	(10.6)
Fair value of scheme assets at end of period	491.5	441.4	467.9

The S75 contribution on disposal of the insurance business of £3.4m is the statutory pension debt arising as a result of the insurance business ceasing to participate in the group's pension schemes following sale. It was calculated in accordance with Section 75 of the Pensions Act 1995.

In January 2006, the group made an additional special contribution of £102.2m in order to ensure that the defined benefit pension schemes were fully funded based on the June 2005 deficit position. The increase in the group's interest payable after funding the deficit has been broadly offset by a reduction in the IAS 19 pension charge to the consolidated income statement.

Movements in the present value of the defined benefit obligation were as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Defined benefit obligation at start of period	(459.0)	(436.7)	(436.7)
Current service cost	(3.5)	(3.9)	(7.6)
Interest cost	(11.5)	(10.5)	(21.0)
Past service credit	–	–	2.2
Curtailment credit	2.9	–	4.4
Contributions paid by scheme participants	(1.6)	(1.8)	(3.5)
Actuarial gains/(losses) on scheme liabilities	44.9	12.8	(7.4)
Net benefits paid out	4.9	5.4	10.6
Defined benefit obligation at end of period	(422.9)	(434.7)	(459.0)

An analysis of amounts recognised in the Statement of Recognised Income and Expense (SORIE) is as follows:

	Unaudited Half-year to 30 June 2007 £m	Unaudited Half-year to 30 June 2006 £m	Audited Full year to 31 Dec 2006 £m
Actuarial gains/(losses) on scheme assets	6.5	(5.1)	7.1
Actuarial gains/(losses) on scheme liabilities	44.9	12.8	(7.4)
Total gains/(losses) recognised in the SORIE in the period	51.4	7.7	(0.3)

Notes to the interim financial information continued

9 Called-up share capital

As at 30 June 2007, the group had authorised share capital of £40.0m ordinary shares of 10⁴/₁₁ pence each (30 June 2006 £40.0m, 31 December 2006 £40.0m) of which £26.7m was issued and fully paid up (30 June 2006 £26.5m, 31 December 2006 £26.5m).

The movement in the number of shares in issue during the six months ended 30 June 2007 was as follows:

	Number
At 1 January 2007	256.1
Shares issued pursuant to the exercise of options	1.1
At 30 June 2007	257.2

Following shareholder approval of the demerger of the international business on 13 July 2007, the group's ordinary share capital has been reduced on the basis of one share for every two shares.

Notes to the interim financial information continued

10 Consolidated interim statement of changes in shareholders' equity

	Unaudited Attributable to equity shareholders of the company				
	Called-up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
Balance at 1 January 2006	26.5	107.7	5.5	177.7	317.4
Exchange losses on foreign currency translations	–	–	(4.8)	–	(4.8)
Net fair value losses – cash flow hedges	–	–	(0.7)	–	(0.7)
Actuarial gains on retirement benefit asset	–	–	–	7.7	7.7
Tax credit/(charge) on items taken directly to equity	–	–	0.2	(2.2)	(2.0)
Net (expense)/income recognised directly in equity	–	–	(5.3)	5.5	0.2
Profit for the period	–	–	–	46.5	46.5
Total recognised (expense)/income for the period	–	–	(5.3)	52.0	46.7
Increase in share premium	–	0.4	–	–	0.4
Movement in treasury shares	–	–	0.2	–	0.2
Share-based payment credit	–	–	(0.3)	–	(0.3)
Dividends	–	–	–	(54.4)	(54.4)
Balance at 30 June 2006	26.5	108.1	0.1	175.3	310.0
Balance at 1 July 2006	26.5	108.1	0.1	175.3	310.0
Exchange gains on foreign currency translations	–	–	4.6	–	4.6
Net fair value gains – cash flow hedges	–	–	0.9	–	0.9
Actuarial losses on retirement benefit asset	–	–	–	(8.0)	(8.0)
Tax (charge)/credit on items taken directly to equity	–	–	(0.4)	2.3	1.9
Net income/(expense) recognised directly in equity	–	–	5.1	(5.7)	(0.6)
Profit for the period	–	–	–	78.4	78.4
Total recognised income for the period	–	–	5.1	72.7	77.8
Increase in share premium	–	2.7	–	–	2.7
Movement in treasury shares	–	–	2.1	–	2.1
Share-based payment credit	–	–	(1.6)	–	(1.6)
Dividends	–	–	–	(37.0)	(37.0)
Balance at 31 December 2006	26.5	110.8	5.7	211.0	354.0
Balance at 1 January 2007	26.5	110.8	5.7	211.0	354.0
Net fair value gains – cash flow hedges	–	–	4.7	–	4.7
Actuarial gains on retirement benefit asset	–	–	–	51.4	51.4
Tax charge on items taken directly to equity	–	–	(1.4)	(15.4)	(16.8)
Net income recognised directly in equity	–	–	3.3	36.0	39.3
Profit for the period	–	–	–	104.7	104.7
Total recognised income for the period	–	–	3.3	140.7	144.0
Increase in share capital	0.2	–	–	–	0.2
Increase in share premium	–	6.8	–	–	6.8
Movement in treasury shares	–	–	0.4	–	0.4
Share-based payment charge*	–	–	1.8	–	1.8
Transfer of share-based payment reserve	–	–	(0.8)	0.8	–
Dividends	–	–	–	(56.4)	(56.4)
Balance at 30 June 2007	26.7	117.6	10.4	296.1	450.8

* £0.6m of the share-based payment charge arises as a result of the crystallisation of the share options of the insurance business management team following the disposal of that business on 15 June 2007. This amount has been included within the profit on disposal of the insurance business (see note 4).

Independent review report to Provident Financial plc

Introduction
We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprises the consolidated interim balance sheet as at 30 June 2007 and the related consolidated interim statements of income, recognised income and expense and cash flows for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in note 1.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP
Chartered Accountants
Leeds
11 September 2007

Information for shareholders

1. The shares will be marked ex-dividend on 31 October 2007.
2. The interim report will be posted to shareholders on 28 September 2007.
3. The interim dividend will be paid on 28 November 2007 to shareholders on the register at the close of business on 2 November 2007. Dividend warrants/vouchers will be posted on 26 November 2007.
4. The Provident Financial Company Nominee Scheme ('the scheme') enables shareholders who are eligible, namely individuals, to take advantage of the CREST system for settling transactions in shares in the company by means of a low-cost dealing service. It includes a dividend reinvestment scheme for those who wish to use this facility. Shareholders who wish to take advantage of the scheme should contact the company's registrar, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (telephone: 0870 162 3100) to request an information pack. The registrar's website is www.capitaregistrars.com.

Directors

John van Kuffeler	Chairman

Executive directors

Peter Crook	Chief Executive
Andrew Fisher	Finance Director
Chris Gillespie	Managing Director, UK Consumer Credit

Non-executive directors

John Maxwell	Senior independent non-executive director and Chairman of the remuneration committee
Robert Hough	Chairman of the risk advisory committee
Manjit Wolstenholme	Chair of the audit committee

Company details

Registered office and contact details:
Provident Financial plc
Colonnade
Sunbridge Road
Bradford
West Yorkshire
BD1 2LQ

telephone: +44 (0)1274 731111
fax: +44 (0)1274 727300
email: enquiries@providentfinancial.com
website: www.providentfinancial.com

Company number
668987

CONTENTS

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2007[1], [2]
Latest time and date for transfers of PF Shares to be registered in order for the transferee to be registered at the Demerger Record Time, PF Share Register closes and PF Shares disabled in CREST	5.00 p.m. on 13 July 2007[3]
Demerger Record Time	5.00 p.m. on 13 July 2007
Expected effective date of Demerger, Admission and commencement of dealings in IPF Shares on the London Stock Exchange and crediting of IPF Shares to CREST accounts	8.00 a.m. on 16 July 2007
Court hearing to approve the Reduction of Capital	18 July 2007
Dispatch of definitive certificates for IPF Shares (other than in respect of such shares held through CREST)	by 27 July 2007

Notes:

(1) References to times in this document are to British Summer Time.

(2) Each of the times and dates in the above timetable is based on current expectations and is subject to change.

(3) It is likely that transfers of PF Shares in certificated form will need to take place earlier in order for the transfers to be on the PF Share Register at the Demerger Record Time but this will depend on PF Shareholders' individual dealing arrangements.

SUMMARY

THE FOLLOWING INFORMATION IS EXTRACTED FROM, AND SHOULD BE READ AS AN INTRODUCTION TO, THE FULL TEXT OF THIS DOCUMENT.

Any investment decision relating to the IPF Shares should be based on consideration of this document as a whole. Where a claim relating to information contained in this document is brought before a court, a claimant investor might under the national legislation of the EEA States, have to bear the costs of translating this document before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document.

1. Overview of International Personal Finance

Following the Demerger, the IPF Group will comprise IPF (a newly established public limited company which has been incorporated as the holding company) and IHC.

IHC is currently the overseas home credit business of Provident Financial, a UK listed FTSE 250 financial services company with a market capitalisation of approximately £2.0 billion as at 22 June 2007. On 8 March 2006 the board of Provident Financial announced that it was considering a separate listing for IHC to capture growth opportunities more effectively and confirmed this on 7 July 2006. Provident Financial has prepared a circular to PF Shareholders dated 25 June 2007 setting out its proposals relating to the Demerger and a general meeting of PF Shareholders has been called for 13 July 2007 to approve the Demerger.

Provident Financial has been engaged in the supply of small sum credit since 1880 and is the largest provider of home-collected credit in the UK. Provident Financial established IHC in 1997 to develop home credit in overseas markets and so provide new sources of growth to complement its UK home credit business. IHC has successfully developed six operations with rapid organic growth, achieving profit before tax and exceptional demerger costs in 2006 of £42.3 million. This profit is £3.9 million lower than the £46.2 million disclosed in the Provident Financial 2006 annual report and accounts due to the additional allocation of Provident Financial central overheads. The Polish business opened in 1997 with further operations following in the Czech Republic (1997), Slovakia and Hungary (2001), Mexico (2003) and Romania (2006). Plans are being developed to expand more rapidly into new, larger markets, which might include markets such as Russia and India.

IHC is headquartered in the UK and has six principal overseas subsidiaries, which run 179 branches across Central and Eastern Europe and Mexico, and approximately 1.8 million customers. IHC has some 5,000 direct employees and also engages around 28,400 agents, of whom about 4,200 are employed.

2. Background to and reasons for the Demerger

The Demerger is a natural progression in the development of Provident Financial. IHC is now at a stage where it is self-sufficient in management, people and knowledge. In the early stages of IHC's operation there was a substantial initial transfer of knowledge from Provident Financial and numerous cross-secondments; however, given the divergence between the UK business (operating in a more mature market) and IHC (rapidly expanding into new, immature markets) this has now ceased. IHC continues to identify significant growth opportunities in new and existing markets and is well placed to continue to grow rapidly. IHC has also developed its own knowledge base with respect to entering markets and benchmarking growth and development. Given this divergence, cross-secondment between the two businesses has ceased.

The Directors believe that as a separate company, IPF will be able to capture its growth opportunity through:

- exclusive management focus on the significant opportunities to capture growth in existing and emerging markets; and
- greater alignment of incentives, with management and employees able to participate directly in the success of the IHC business.

Following the Demerger, Provident Financial and the Company will each operate as separate publicly listed companies and neither Provident Financial nor the Company will retain any shareholding in the other (although Provident Financial's employee benefit trust will acquire IPF Shares on the Demerger by virtue of its holding of PF Shares).

3. Key strengths

The Directors believe that the key strengths of IHC can be summarised as follows:

- a proven, self-sufficient business model;
- generates sufficient capital from its profitable established Central European businesses to fund its future growth;
- an experienced and successful management team with a strong track record;
- experience in and a successful track record of building substantial home-collected credit businesses from scratch in emerging markets;
- a well-developed product offering with consistently high customer satisfaction ratings;
- a successful lending and collections model, with a personal service delivered to customers in their homes being a differentiating feature of IHC's business and the cornerstone of its success; and
- an extensive infrastructure and a network of around 28,400 agents.

4. Opportunities

The Directors believe that the key opportunities open to IHC can be summarised as follows:

- there is significant potential for further growth from new and existing products in IHC's established and developing markets; and
- there are several large emerging markets that IHC may enter to generate substantial additional growth.

5. Strategy

Following the Demerger, the Company's objective is to take advantage of the significant opportunities to capture growth in new and existing emerging markets. The elements comprising the Company's strategy to fulfil this objective can be summarised as follows:

- **Increase pre-tax profit from established Central European markets by 50 per cent. at maturity.** IHC expects to achieve this by increasing revenue by growing customer numbers, increasing the average net receivable per customer and by controlling impairment and administrative costs, thus increasing profit margins.
- **Develop Mexico and Romania to achieve their full potential.** IHC intends to roll out the home-collected credit model from the current two Mexican regions up to a maximum of five. Romania has successfully completed the pilot stage and full national roll-out of the business is due to commence in July 2007. The Directors consider that annual profits before tax of £90 million and £20 million would be reasonable long-term targets once the Mexican and Romanian markets respectively reach maturity.
- **Expansion into new territories.** IHC intends progressively to take advantage of the potential of several markets which could meet IHC's stringent selection criteria to launch pilot operations and, if successful, to invest in new markets.
- **Extension of the product range.** Having incurred cost to acquire customers, the profitable retention of these customers is central to IHC's long term strategy. IHC is developing and piloting additional credit products that leverage off the home-collected credit agent and branch infrastructures in order to retain current customers and to attract new customers in the non-prime markets.

6. Current trading and prospects

IHC has made a strong start to 2007 across all markets. The strong improvement in credit quality seen in Poland during the latter part of 2006 has continued, and the investment in expanding the agent force during the last quarter of 2006 has resulted in a return to customer growth during the last three months. The other Central European markets are also performing well, with steady customer growth and good credit quality.

In Mexico, the main focus has been to improve the quality of the business before re-commencing the branch network expansion. Nonetheless, customer numbers have expanded strongly, by 45,000 to 297,000 in total by the end of May 2007, from the existing infrastructure. An improved collections performance has been seen across the Puebla region, aided by stronger controls over new credit issued and significantly improved staff retention which is now at Central European levels. Guadalajara, the second region under development, continues to perform well. The start-up losses for Mexico in 2007 are expected to be broadly similar to those in 2006.

The Romanian pilot continues to perform very well. Rates of customer recruitment are in line with expectations and customers now exceed 13,000. Credit quality also remains good. National roll-out later in 2007 has recently been approved and it is expected that the investment in start-up losses in 2007 will be £3 to £4 million.

7. Risk factors

Prospective IPF Shareholders should consider carefully the risks associated with the IPF Shares and the Company's business, industry and markets. Risks which may materially and adversely affect the Company's business, results of operations and financial condition include, but are not limited to:

7.1 Market risks

- political or economic instability in the Group's operating emerging economy markets;
- significant fluctuations in exchange and interest rates, credit risk, liquidity risk and cost inflation;
- adverse changes in financial services, tax or other laws or regulation, or their respective interpretations, applicable to the Group (including an ongoing audit by Polish tax authorities in respect of which the Group has been partially indemnified by Provident Financial);
- regulatory and legal actions or intervention, including by competition authorities; and
- increased competition in the small sum credit markets.

7.2 Business risks

- incurring losses or liabilities from defective transactions or contracts which are unenforceable or not enforceable as intended (for example, contracts with agents may be in breach of working time legislation or other labour laws or the self-employed status of agents may be challenged);
- challenges to the tax treatment of core operational transactions undertaken by the Group or of arrangements amongst members of the Group;
- operational risks arising from the separation of Provident Financial group's information technology systems and databases, system and technological failures or service disruption or failure of adequate provision of services by key third party suppliers;
- failure to attract, motivate and retain highly skilled personnel at all levels in the Group;
- damage to the Group's brands or reputation or a decline in customer confidence in the Group or its products;
- possible risks to the safety of agents;
- failure to implement the Group's expansion policy successfully, because the Group is unable to successfully penetrate existing markets, or misjudges entry into a new geographic market or misjudges implementation of a new product group or customer acquisition channel;
- impairment of the value of the Group's intellectual property which diminishes its competitive position; and
- failure to comply with privacy and data protection laws and regulation giving rise to regulatory action for breach.

7.3 Risks related to the Demerger and separate listing

- no prior market for the IPF Shares has existed and an active trading market may not develop or the market price of the IPF Shares may fluctuate significantly;
- the Company may not realise the perceived benefits of the Demerger;
- Provident Financial may become a competitor of the Company;
- substantial future sales of IPF Shares could impact on their price;
- the Company's ability to pay dividends may be limited by its status as a holding company and company law;
- non-UK IPF Shareholders may not be able to exercise their pre-emption rights;
- the Company may have unexpectedly significant legal, accounting and compliance costs; and
- the IPF Group companies will be PFICs for US federal income tax purposes.

8. Financial information

The tables below set out IHC's consolidated income statements, balance sheets and cash flows for the period indicated and have been extracted from the consolidation schedules which support the audited financial statements of Provident Financial for the years ended 31 December 2004, 2005 and 2006. The financial information has been prepared in accordance with IFRS as adapted in the EU.

8.1 Summary income statement

	2004	2005	2006
	£m	£m	£m
Total income	275.2	364.7	372.5
Total costs	(238.4)	(319.1)	(334.4)
Profit before taxation	36.8	45.6	38.1
Central Europe	49.8	60.7	65.7
Mexico	(2.3)	(3.1)	(9.7)
Romania	—	—	(2.4)
UK central costs	(10.7)	(12.0)	(11.3)
Profit before taxation and demerger costs	36.8	45.6	42.3
Demerger costs	—	—	(4.2)
Profit before taxation	36.8	45.6	38.1
Tax expense	(12.1)	(13.8)	(12.7)
Profit after taxation	24.7	31.8	25.4

The summary income statements above are shown after allocating to IHC a portion of Provident Financial's corporate overhead in addition to that reflected in the reported divisional profit. In 2006, the reported divisional profit was £46.2 million and the additional divisional corporate overhead allocation was £3.9 million, which gives the profit before tax and demerger costs of £42.3 million set out above. The income statements do not include the expected full cost of running a separate corporate office and IT function in Leeds. It is estimated that corporate office and IT costs would have been approximately £5.2 million higher than the Provident Financial allocation included in the 2006 income statement above.

In addition, the above income statements do not take account of the revisions to the IHC funding structure and financing arrangements following demerger, which would have resulted in the interest cost in 2006 being approximately £2.8 million lower.

Taking into account all of these adjustments, all of which are continuing, the net effect of the Demerger would be a reduction in the earnings of IHC for the year ended 31 December 2006.

8.2 Summary balance sheet

	2004	2005	2006
	£m	£m	£m
Non-current assets	28.8	38.0	60.2
Current assets			
Amounts receivable from customers	285.1	328.7	331.0
Other current assets	137.1	182.4	217.4
Total current assets	422.2	511.1	548.4
Current liabilities			
Borrowings	(135.4)	(199.1)	(297.8)
Other current liabilities	(38.9)	(43.5)	(59.0)
Total current liabilities	(174.3)	(242.6)	(356.8)
Non-current liabilities			
Borrowings	(244.3)	(242.1)	(169.6)
Other non-current liabilities	(10.4)	(8.2)	—
Total non-current liabilities	(254.7)	(250.3)	(169.6)
Net assets	22.0	56.2	82.2

Pro forma net assets as at 31 December 2006 are £150.2 million, as adjusted for a £70.0 million capital contribution from Provident Financial, £0.1 million of net assets in relation to IPF and £2.1 million of further Demerger costs (net of tax). This results in an equity to receivables ratio of 45%.

8.3 Summary cash flow statement

	2004	2005	2006
	£m	£m	£m
Cash flows from operating activities	(104.2)	(41.7)	(7.2)
Cash flows from investing activities	(8.7)	(13.0)	(26.1)
Cash flows from financing activities	81.1	54.9	30.5
Net (decrease)/increase in cash and cash equivalents	(31.8)	0.2	(2.8)

9. Dividend policy

Assuming the Reduction in Capital is approved by the Court (which will create distributable reserves on the balance sheet of the Company of approximately £410 million), in the absence of unforeseen circumstances the Directors of the Company intend to declare aggregate dividends of 4.75 pence per IPF Share in respect of 2007 and thereafter to adopt a progressive dividend policy, reflecting the profitability of the Group's businesses as well as its capital and cash flow requirements with a medium-term objective of moving to a dividend pay-out ratio of approximately 25 per cent. of profit after tax. The Directors believe this will allow the capital requirements of IPF's growth strategy to be met from its retained earnings. It is intended that the aggregate dividends of the Company and Provident Financial will be 36.50 pence in respect of 2007.

10. Listing and admission to trading

Application has been made to the FSA and to the London Stock Exchange for the IPF Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, respectively.

It is expected that Admission will become effective and that unconditional dealings in IPF Shares will commence at 8.00 a.m. on 16 July 2007.

11. Overseas shareholders

Certain further details relevant to PF Shareholders who are citizens or residents of countries other than the United Kingdom are set out in paragraph 2.7 of Part VI (Terms of the Demerger) of this document.

12. Tax

For a summary discussion of certain tax implications of holding IPF Shares for taxpayers resident in the United Kingdom, see paragraph 16 of Part X (Additional Information) of this document.

Anyone who is subject to tax in any other jurisdiction or who is in doubt as to his taxation position in respect of his IPF Shares should contact an appropriate professional adviser immediately.

RISK FACTORS

Prospective IPF Shareholders should consider carefully the factors and risks associated with the IPF Shares, the Company's business and the industry in which it operates and the risks normally associated with companies of a similar nature to the Company, together with all other information contained in this document including, in particular, those risks and uncertainties described below. If any or a combination of the following risks and uncertainties actually materialise, the Company's business, operations, financial condition, prospects and share price could be materially and adversely affected to the detriment of the Company and its shareholders. The risks and uncertainties set out below may not be exhaustive and additional risks and uncertainties relating to the Company which are not known to the Directors as at the date of this document, or that the Directors currently deem immaterial, may also have a material adverse effect on the Company if they materialise. If this occurs, the market price of IPF Shares could decline and you may lose all or part of your investment. This section contains the risks which the Directors believe to be the material risks for prospective IPF Shareholders.

1. Risks related to the markets in which the IPF Group operates

1.1 The IPF Group's business, results of operations and financial condition are materially affected by changes in general economic, political and financial market conditions, such as inflation and fluctuations in interest and currency exchange rates. Further, most of the countries in which the IPF Group currently operates are emerging economies and so are likely to be subject to greater volatility in economic, political and financial market conditions and have less developed judicial systems than countries with developed economies. Changes in market conditions could have a material adverse effect on the IPF Group's business, results of operations and financial condition.

(a) The IPF Group is exposed to the risk of political or economic instability in the markets in which it operates.

The IPF Group currently has significant operations in Poland, Czech Republic, Hungary, Slovakia and Mexico, and is rolling-out an operation in Romania. Its existing operations are sensitive to the political, economic and social developments in these countries. Part of the IPF Group's strategy is to expand its operations in central and eastern Europe and potentially into other emerging economies such as India and Russia.

The IPF Group's operations are and will continue to be exposed to risks common to regions undergoing rapid political, economic and social change, including currency fluctuations, exchange control restrictions, an evolving regulatory environment, inflation, economic recession, tax regime changes, local market disruption and labour unrest. Although the Directors would consider some of these risks to be material even if the IPF Group operated in developed countries, those risks are exacerbated by the fact that they arise in emerging economies. The prevailing political, economic and social conditions in a territory significantly affect the general demand for loans and other credit services in that territory and the creditworthiness of the IPF Group's customers.

There can be no assurance that the system of controls and procedures designed by the IPF Group to mitigate country risk in central and eastern Europe and in Mexico will be effective and that political, economic and social developments in such territories will not have a material and adverse effect on the business, results of operations and financial condition of the IPF Group nor inhibit the IPF Group's ability to implement its strategies.

(b) The IPF Group's operations tend to be based in markets which include comparatively new and untested legal and regulatory systems.

The legal systems of most central and eastern European countries and Mexico have undergone dramatic change in recent years. In many cases, the interpretation of the new legal and regulatory systems is still being developed, which may result in existing laws and regulations being applied inconsistently.

In some circumstances, it may not be possible to obtain timely legal remedies provided for under these laws and regulations. In the less developed markets in which the IPF Group operates or may enter in the future, judicial and dispute resolution systems may be less developed. In case of a dispute, there may be difficulties in making and enforcing claims against customers or other contractual counterparties. If claims are made against the IPF Group, there may be difficulties in defending such allegations. If the IPF Group becomes party to legal proceedings in a market with an insufficiently developed judicial system, it may be difficult for the IPF Group to make a reasonable qualification or quantification of any judicial or litigious proceedings, commenced or otherwise.

(c) ***The IPF Group is exposed to a number of market risks including inflation and fluctuations in exchange and interest rates.***

Exchange Rate Fluctuations: The IPF Group is subject to risks associated with exchange rate fluctuations. IPF is based in the United Kingdom, will file its consolidated financial reports and accounts in sterling and pay dividends to shareholders in sterling although all of its existing business is based overseas. The IPF Group's policy is to borrow in the local currency wherever possible to minimise net asset exposure to currency fluctuations. Despite the IPF Group's practice of hedging against exchange rate exposures in the short term, its financial performance is necessarily influenced by volatility in foreign currency exchange rates as currency movements lead to uncertainty in the sterling equivalent value of future cash flows to or from the United Kingdom which are denominated in foreign currency and the value of the IPF Group's net assets where also denominated in foreign currency. These factors could adversely affect the IPF Group's profit and loss account or its reserves.

There can be no assurance that the considerable resources which the IPF Group will devote to managing currency risk will be successful in negating the potential impact of risks associated with volatility in foreign currency exchange rates. Such rates or changes could have a material adverse effect on the value of the IPF Group's future cash flow required to pay dividends and on its results of operations and financial condition.

Credit Risk: The IPF Group is exposed to risks associated with changes in the credit quality of its customers (which may be driven by, for example, socio-economic or customer-specific factors) and to the risk that its customers will not meet their obligations when they fall due. The IPF Group accounts (to the extent permitted under IFRS) for the possibility that each customer may default by making provisions reflecting the IPF Group's estimate of probable losses from its loan portfolio. If a higher than expected proportion of customers default or if the average amount lost as a result of defaults is higher than anticipated, actual losses due to customer defaults will exceed expected levels which could have a material adverse effect on the IPF Group's business, results of operations and financial condition. A decline in the credit quality of its customers may also detract the IPF Group from generating new business as agents become increasingly occupied with arrears management instead and may result in higher agent turnover (due to, for example, reduced commission for agents). Similarly, a decline in customer credit quality may also result in employees becoming increasingly focused on arrears management rather than generating new business and may result in increased staff turnover.

The IPF Group has entered into derivative transactions solely for the purposes of efficient interest rate risk management and not for speculative purposes. If the IPF Group engages in hedging transactions, it will be exposed to risk of default by derivative counterparties.

Liquidity risk: The IPF Group relies, in part, upon the effective management of its banking and other borrowing relationships and upon securing facilities across a number of lenders. If several lenders to the IPF Group fail to renew facilities upon expiry of their commitment period, the IPF Group may not have sufficient financial resources available to fund the IPF Group's lending to its customers or to meet all its obligations and commitments as they fall due or may only be able to access such financial resources at excessive cost or on unfavorable terms.

A market in which the IPF Group operates may become illiquid or less liquid in cash, thereby limiting the IPF Group's access to cash in that market. This could hinder the IPF Group's ability to raise, renew and service its borrowings in that market and affect the ability to extend credit to customers in that market (and, potentially, the IPF Group as a whole if that market forms a substantial part of the IPF Group's business). Also, the capital markets are less well developed in countries in which the IPF Group currently operates than in the United Kingdom, which may reduce the funding options available to the IPF Group.

Failure to manage liquidity risk, notwithstanding the considerable resources which the IPF Group will devote to managing such risk, could adversely impact the IPF Group's business, results of operations and financial condition.

The Directors do not believe this to be a material risk for the next twelve months from the date of publication of this document because the commitment period of each of the facilities which the IPF Group has secured with lenders extends beyond the next twelve months.

Interest Rate Fluctuations: To the extent that interest costs are not fixed on borrowings required to fund fixed rate loans to customers for the duration of the repayment period, there is a risk that increases

in interest rates will reduce the profit margin on that credit advanced to customers. As the charge to the customer is fixed for the period of the loan, there is the risk that any unhedged interest rate increase could reduce overall profits, at least in the short-term.

There can be no assurance that the resources which the IPF Group will devote to managing the interest rate risk will enable the IPF Group to successfully manage the potential negative impact of risks associated with rapid interest rate changes. Such changes could have a material adverse effect on the IPF Group's business, results of operations and financial position.

Cost Inflation: The revenue which can be earned by the IPF Group from each customer loan is fixed at the outset of that loan. However, most of the costs which are charged against that revenue are subject to inflation. Employee costs and branch and head office running costs will increase through a combination of earnings and price inflation and can erode profitability. Significant cost inflation coupled with failure by the IPF Group to protect itself against such inflation could materially and adversely affect the results of the IPF Group.

1.2 The IPF Group's business is subject to extensive regulation and associated regulatory and litigation risks (including the effects of changes in the laws, regulations, policies or their respective interpretations in the markets in which it operates) which could have a material adverse effect on the IPF Group's business, results of operations and financial condition and its ability to pay dividends.

(a) The IPF Group may be affected by changes in financial services, or other law, regulation, rules, guidance, codes of conduct, government policies and/or their respective interpretations applicable to the IPF Group or affecting the industry and markets in which the IPF Group operates.

The IPF Group's operations are subject to legislation, regulations, rules, guidance, codes of conduct and government policies in the jurisdictions in which they conduct business and in relation to the products they market and sell (for further information in relation to the specific regulation to which the IPF Group is subject, see Part IX (Regulation)). Regulatory authorities have broad jurisdiction over many aspects of the IPF Group's business, including capital adequacy requirements, marketing and selling practices, advertising and terms of business.

Financial services laws, regulations, rules, guidance, codes of conduct, government policies and/or their respective interpretations currently affecting the IPF Group may change and, although the IPF Group monitors developments, it cannot predict with certainty future initiatives or changes.

As with other financial services institutions, modifications to existing legislation, regulation, rules, guidance, codes of conduct, government policies and/or their respective interpretations and/or new legislative and/or regulatory initiatives affecting the industry and markets in which the IPF Group operates, and changes to the rules of industry organisations, may materially and adversely affect, amongst other things, the IPF Group's product range and activities, the sales and pricing of certain product groups, the IPF Group's profitability, solvency and capital requirements and may give rise to increased costs of compliance. Previous changes to the legal and regulatory landscape in which the IPF Group operates have included the Polish government's introduction of a rate cap as of February 2006 (please refer to paragraph 3.6(b) of Part III for further information). Potential legal and regulatory changes in relation to the IPF Group's business could include the introduction of further, or changes to existing, interest rate restrictions (for example, the government in Slovakia is currently considering presenting the Slovakian parliament draft legislation that includes, amongst other unrelated matters, a cap on the APR in consumer credit agreements at five times the base rate of the National Bank of Slovakia (for further details please refer to Part IX (Regulation) of this document)), changes to the laws or regulations on, or prohibition of, doorstep lending, more restrictive product regulation, more stringent consumer credit legislation, employment and health and safety legislation, or broader grounds for challenges to the IPF Group's commercial practices or product terms and conditions by customers.

A proposal for a Directive on Consumer Credit by the European Commission reached political agreement in the Council of Ministers in May 2007 and will now need to be approved by the European Parliament. Since the Directive is still in draft form, it is not possible to be certain of its impact on the IPF Group's business until a final form of the Directive and details of implementing legislation have been published.

The Directive on Unfair Commercial Practices was adopted by the European Commission in April 2005 and must be implemented in EU Member States by June 2007. The Directive prohibits certain practices such as pressure selling, misleading marketing and unfair advertising practices throughout the EU. The

full effect of the legislation will only emerge over time as details of its implementation are clarified. However, the draft implementing legislation in Poland includes provisions which, if implemented, could lead to challenges to the Polish Subsidiary's home collection model.

In Mexico, the Mexican Subsidiary is required to issue a receipt for each instalment paid by a customer on a home loan. In all but 2003, the Mexican Subsidiary has obtained a retrospective authorisation from Mexico's Treasury Department exempting the Mexican Subsidiary from this obligation and permitting it to annotate the reverse of the loan agreement for each instalment instead. If the actions which have been taken by the Mexican Subsidiary to avoid or mitigate the risk of incurring penalties for non-compliance of the aforementioned obligations are unsuccessful, a penalty payment may be levied upon the Mexican Subsidiary.

The IPF Group would have to respond to any material changes in legislation or regulation which affected its business by adapting its products in the relevant market. There can be no assurance that the IPF Group will be able to effectively respond to any such changes and this may affect the IPF Group's operations and the conduct and success of its business in the relevant market. If the relevant market is a significant or important market to the IPF Group, this may undermine the IPF Group's expansion strategy and may have a material adverse effect upon the IPF Group's business, results of operations and financial condition.

(b) The IPF Group may be subject to changes in tax laws or regulations, or their respective interpretations.

The IPF Group is subject to the effect of future changes in tax legislation and practice in the United Kingdom or any other tax jurisdiction affecting IPF or any other company within the IPF Group and such changes could materially and adversely affect IPF's ability to achieve its business objective, decrease the post-tax returns to IPF Shareholders, affect the taxation liabilities of IPF Shareholders in relation to IPF Shares and limit the level of dividends IPF is able to pay. Any taxation relief referred to in this Prospectus as being available or potentially available to IPF Shareholders is currently available or potentially available and may change.

Changes to taxation law, which includes rules governing personal taxes, capital taxes and indirect taxes, may also affect the attractiveness of certain products offered by the IPF Group. This could result in a significant reduction in sales of those products which, in turn, could have a material adverse effect on the IPF Group's business, results of operations and financial condition.

Tax legislation in the central and eastern European jurisdictions in which the IPF Group operates has been subject to significant change due partly to EU accession. Coupled with this, a home credit business has a number of unusual features which make it unclear as to how overseas tax authorities will tax certain aspects of the operations. Certainty of tax treatment may only be obtained once the operation has been subject to tax audit and these take place irregularly, typically once every 4 to 6 years. These features lead to a general level of tax uncertainty overseas.

(c) The IPF Group is, and in the future may be, subject to regulatory and legal actions or intervention in the ordinary course of its business.

Information on the regulatory framework within which the IPF Group currently operates can be found in Part IX (Regulation).

The IPF Group is subject to risks of regulatory investigations and proceedings and of litigation in connection with its business. For example, on 17 October 2006, PSZÁF (the Hungarian Financial Supervisory Authority) suspended temporarily with immediate effect the Hungarian Subsidiary's lending activities until such time as particular requirements set down by PSZÁF (relating to, for example, the Hungarian Subsidiary's outsourcing arrangements, its agreements with customers and the employment status of its home credit agents) were satisfied. Having satisfied the requirements, the Hungarian Subsidiary recommenced lending on 6 December 2006. The temporary suspension resulted in a loss of revenue and profits and increased human resources costs in the Hungarian Subsidiary.

Regulatory and legal actions may be difficult to assess or quantify and may seek recovery of large or indeterminate amounts, which may remain unknown for substantial periods of time. In addition, such actions could result in adverse publicity for, or negative perceptions regarding, the IPF Group or they could affect its relations with current and potential customers, as well as divert management's attentions from the day-to-day management of the IPF Group's business.

(d) ***The IPF Group could be subject to competition regulatory action or to a restriction on, or regulation of, its business activities if it is found to be dominant in a particular market or if a market in which it operates is not operating competitively.***

If any company within the IPF Group was perceived to have a position of dominance, that company could be subject to competition laws which prohibit the abuse by a company of its dominant position. The application of those laws might constrain the relevant company's trade practices and, for example, might limit prices charged or limit the bundling of products (as is presently the structure adopted in Poland). If any company within the IPF Group was found to have abused any dominant position, it could be subject to regulatory action (which may, in the case of those companies within the EU, include fines of up to 10 per cent. of their turnover for the preceding business year) and to third party damages actions.

If local fair trading and/or competition authorities were to consider that any market in which a IPF Group company operates is not functioning competitively, that market could be subject to investigation. The relevant authority might launch an investigation, for example, on the basis of a complaint it had received or because of its own concerns about the relevant market. It is possible that any such investigation could identify competitive weaknesses in the relevant market. If this were the case, the relevant authority would be able to require the industry participants to alter their practices, including by imposing controls on the company's pricing or other structural changes to products.

1.3 Changes in the small sum credit markets in any of the IPF Group's markets and, in particular, an increase in competition in any of the IPF Group's markets, may materially and adversely affect the business, results of operations and financial condition of the IPF Group.

There is the risk of an increasing level of competition from existing or new competitors in the small sum credit markets in which the IPF Group operates (in the home credit sector, small sum credit card sector and in other credit product sectors). IHC's business model, which has high direct and overhead costs, may become unsustainable in the face of competition from other lenders who operate business models with lower direct and overhead costs.

Competition for remote lending to those at the higher socio-economic end of the home credit market could intensify as the prime market matures and mainstream financial institutions seek to move down the credit ladder. Even if such moves were ultimately unsuccessful and loss-making for those institutions, the risk exists that aspiring competitors may be prepared to experiment with remote-collection products in the small sum credit sector with credit offers at lower prices than the IHC businesses only to withdraw later once the collections performance is clear.

An increase in competition will place greater pressure upon the IPF Group to retain its existing customers and attract new customers and to recruit and retain high calibre staff.

2. Risks related to the IPF Group's business

2.1 The IPF Group may incur losses or liabilities from defective transactions or contracts which could have a material adverse effect on the UK Group's business, results of operations and financial condition.

Loss may arise or liabilities may be incurred from defective transactions or contracts, either where contractual obligations are not enforceable or are judged unlawful or do not allocate rights and obligations as intended, or are enforceable against the IPF Group in an adverse way. This may arise in a number of ways. For instance:

Enforceability of contracts: The IPF Group may incur losses if it cannot recover all or part of the debt from its customers because its contracts with those customers are held to be partly or wholly unenforceable. For example, local or national courts may find a customer contract to be in breach of anti-usury or "good morals" laws and regulation and therefore unlawful thereby also increasing the risk that the number of claims by customers seeking to avoid their loan repayment will increase. Failure by the IPF Group to sustain effective debt recovery methods or a loss in confidence of the IPF Group to recover debt under its contracts with customers, by recourse to the courts or otherwise, could severely impede the IPF Group's business in the affected jurisdiction.

Status of home credit agent: In most territories, the home credit agent is treated as being self-employed rather than being an employee or agent of the relevant entity of the IPF Group. However, this interpretation

has been challenged in the past and, in one instance, culminated in a fine for breach of a law stipulating that business entities must perform their usual business activities through employees. Further, in October 2006, PSZÁF (the Hungarian Financial Supervisory Authority) temporarily suspended the Hungarian Subsidiary's lending activities pending completion by the Hungarian Subsidiary of changes to its administrative procedures and the status of its home credit agents to employees. The temporary suspension resulted in a reduction in net revenue and profits of the Hungarian Subsidiary in 2006 from the previous year. Recent legislative changes to the labour laws in the Czech Republic and proposed changes to the labour laws in Slovakia, if they were to be implemented, could increase the risk that the self-employed status of agents in those countries could be challenged on the basis that there is an employment relationship. A challenge to the status of the home credit agents could, if successful, render the relevant entity within the IPF Group liable to, amongst other things, additional operating costs, fines for breach of the relevant legislation and additional taxation payments on behalf of all persons whose status is reclassified from self-employed to employee. It may also result in the IPF Group discontinuing its operations in the affected locality or require the IPF Group to reassess its home credit business model in such affected locality.

Indemnity payments: Provisions in their contracts which limit a home credit representative's entitlement to commission for, or an indemnity in respect of, (i) obtaining new customers and/or representatives or (ii) significantly increasing the volume of business, could be held to be unlawful. Such adverse finding could render the IPF Group exposed to claims from its representatives for indemnification in relation to commission payments to which they claim they are entitled.

Rebates: The method of calculation that the Czech Subsidiary has been using to calculate the amount of a rebate due by the Czech Subsidiary to a customer who repays the whole amount due under a loan early may be found to have resulted in inadequate rebates being paid to customers and in breach of consumer credit legislation in the Czech Republic.

Working Time legislation: Businesses within the IPF Group could face penalties (financial or otherwise) if found to be in breach of legislation (at domestic or EU level) prescribing working conditions for employees (including, in particular, the number of working hours). Any such adverse decision could require the affected business to make changes to its employee and/or agent remuneration and structure.

2.2 Challenges to the tax treatment of arrangements amongst IPF and the other companies in the IPF Group could materially and adversely affect IPF's financial and operating results.

In establishing new home credit operations overseas, the IPF Group in the UK has provided the overseas operation with all the know how and intellectual property required to set up and run a successful home credit operation. The IPF Group, through its experienced personnel in the UK, has also provided and continues to provide significant services and assistance to the overseas businesses both in the initial phases of the overseas operation and on a continuing basis. The provision of the know how and services is priced, for transfer pricing purposes, on what is considered to be an arm's length basis. Whilst the pricing has been discussed with HM Revenue and Customs, the pricing is vulnerable to transfer pricing challenge by overseas tax authorities.

The Polish business, in common with a number of other financial institutions in Poland, has been subject to a corporate income tax audit in respect of the years 2003 and 2004. The audit is ongoing and could, in time, be extended to other years. A number of areas are being challenged, in particular, the recognition of revenue for tax purposes and intra-group credit risk hedging arrangements. If these areas were ultimately all resolved in favour of the Polish tax authorities, this would result in a material adverse impact on the tax charge. Provident Financial has agreed to indemnify the IPF Group in respect of any adverse tax charge arising from the Polish tax audit. The Directors do not therefore believe that there is a material risk of a material liability arising in respect of the corporate tax audit. However, the audit is at a relatively early stage and there can be no assurance that any such liability will not arise or that such liability will not be material.

2.3 Operational risks are inherent in all of the IPF Group's business units, including the risk of direct or indirect loss resulting from inadequate or failed internal processes and controls, systems or from human error or external events. If any of these operational risks should occur, they could have a material adverse effect on its business, results of operations and financial condition.

(a) The separation of the PF Group's information technology systems and databases gives rise to a number of risks.

The PF Group's information technology systems and databases will be (to the extent they have not already been) separated or shared out between the IPF Group and Provident Financial so that, except as agreed otherwise, Provident Financial and the IPF Group will operate separate information technology systems and have separate databases. However, the transfer of information technology know-how from Provident Financial to the IPF Group may not, at least at the outset, be adequate to secure stable service delivery or to secure efficient, effective systems development processes after the separation from Provident Financial's information technology systems and databases. The IPF Group will be under pressure to establish independent information technology systems and databases and its reduced purchasing power, particularly in the period shortly after Demerger, may result in the IPF Group contracting with third party information technology service providers at a higher cost or on poorer commercial terms than currently exist or failing to obtain all third party licences of information technology including software. The IPF Group may not be able to find suitable third party information technology service providers.

(b) System and technological failures or ineffectiveness, corruption of databases and service disruption may occur and could result in additional administrative and remediation costs, loss of business and profits, and/or cause reputational damage to the IPF Group.

As with other retail financial services groups, the IPF Group's business depends on its ability to process a large number of transactions efficiently and accurately. The IPF Group's ability to maintain financial and operating controls, to monitor and manage its risk exposures across the IPF Group, to keep accurate records, to provide high-quality customer service and to develop and sell profitable products and services in the future depends, in part, on the uninterrupted and efficient operation of its information and communications systems, including its information technology and other systems which protect business continuity.

However, in common with information technology systems generally, losses can result from inadequate or failed internal control processes and protection systems, human error, fraud or external events that interrupt normal business operations. The IPF Group's information technology, databases and other systems may be subject to damage or interruption from floods, fires, power loss, telecommunication failures and similar events as well as to damage from the introduction to its systems of incorrect programming language by its employees. These systems may also be subject to computer viruses, physical or electronic break-ins, sabotage, vandalism and similar misconduct. The same is true of third party service providers and software providers on which the IPF Group depends.

If any of these risks materialise, the interruption or failure of the IPF Group's information technology and communications systems could impair the IPF Group's ability to provide its products and services effectively causing direct financial loss. In addition, it could damage the IPF Group's reputation if customers believe its systems are unreliable which, in turn, could have an adverse effect on the IPF Group's ability to attract new and retain existing customers. Technology failure or underperformance could also result in a higher number of customer and agent disputes and may increase the IPF Group's litigation and regulatory exposure or require it to incur higher administrative costs (including remediation costs). Further, an irrecoverable loss of any customer database would be expensive and time-consuming to endeavour to retrieve or recreate, would have a material adverse effect on the IPF Group's operations and financial situation and may damage its reputation and brand.

(c) The IPF Group may be affected by disputes with or the failure of adequate provision of services by key third party suppliers.

As with other retail financial services groups, disputes arising with, or failure of adequate provision of services by, third parties who provide ancillary services which are material to the IPF Group's business (for example, the provision by Fujitsu Services Limited of equipment, software and associated services in connection with the FOCUS branch accounting software system) may cause disruption to the IPF Group's operations, result in losses, may lead to incurred legal and court costs and also detract

management's time from the IPF Group's business, thereby affecting it, its results of operations and financial condition.

2.4 The IPF Group is dependent on key executives and certain employees. Failure to attract, motivate and retain high quality and highly skilled personnel at all levels of the IPF Group's business could materially and adversely affect its business, results of operations and financial condition.

The IPF Group is dependent on its ability to attract, motivate and retain high quality and highly skilled management.

The IPF Group is dependent on existing key executives and its senior to middle management in order to sustain, develop and grow its business and there can be no assurances that these employees will remain with the IPF Group.

The IPF Group's success will depend upon its ability to attract, motivate and retain additional executives and personnel. The business of the IPF Group has expanded rapidly since 1997. It is expected that the IPF Group's business will continue to grow following Admission and that the IPF Group will expand into new products and markets. Expansion can place significant strain on existing management, employees, systems and resources. In particular, the success of the IPF Group's strategy to expand into new geographic markets and the broadening of the IPF Group's product range to include more remote delivery/collection and longer term higher value loan products will depend to a large degree on bringing through existing middle management to more senior roles and successful recruitment at a senior level. As the IPF Group grows, it will need to recruit and retain additional suitable personnel and failure to do so could result in a reduction in the IPF Group's profitability.

The loss of key personnel or of a substantial number of talented employees or an inability to attract, retain and motivate the calibre of employees required for the continuation of, and the expansion of, the IPF Group's activities, could cause disruption in the IPF Group's business and adversely affect its business, results of operations and financial condition.

2.5 The IPF Group is heavily reliant upon its ability to engage and retain high calibre agents and to recruit and retain high calibre Development Managers. Failure to do so could materially and adversely affect the IPF Group's business, results of operations and financial condition.

The delivery of loans and collection of repayments from customers' homes is the defining feature of the IPF Group's business and relies on the engagement and retention of high calibre agents and the recruitment and retention of Development Managers. Much discretion is left to either the agents or to the Development Managers to assess the credit needs and creditworthiness of their customers and to effectively determine the selection of a large percentage of the IPF Group's customer base. The home visit and the agent remuneration system both play a key role in risk management, preventing over-lending/over-borrowing and keeping bad debts at acceptable levels. The level of exposure to the credit quality of, and likelihood of recoverability of loans and amounts due from, home-collected credit customers will depend upon the skill and judgement of the agents and their Development Managers to assess a customer's financial circumstances and their suitability as a customer of the IPF Group's home credit products. The IPF Group relies upon the trustworthiness of its agents and Development Managers and theft by agents and Development Managers does occur. Excessive or persistent abuse in a market by agents or Development Managers of their positions coupled with failure of the processes and controls in place in the IPF Group to effectively control and limit such abuses would impact upon the profitability and success of the IPF Group in that market.

The IPF Group needs to continue to engage agents in order to service existing customers and to seek new business at a pace which serves both the IPF Group's existing requirements at any given time as well as the policy for expansion. The success of the IPF Group's strategy to expand the business will depend on the ability to identify and engage a sufficient number of high calibre agents to enable the IPF Group to achieve increased scale and expand into new geographic markets.

The IPF Group also needs to be able to retain its agents and Development Managers. Experience has shown that the longer an agent or a Development Manager remains with IHC, the better he or she comes to understand the financial position of customers, which should result in improved credit decisions, lower levels of write-offs and increased profitability for the IPF Group as a whole. Experienced agents also promote customer loyalty through developing relationships with their customers and through subsequent loans to customers. The loss of a substantial number of existing experienced agents or of Development Managers could therefore have a material adverse effect on the IPF Group's business, results of operations and financial condition.

2.6 The success of the IPF Group's business is dependent on the IPF Group's brands and reputation. Damage to the IPF Group's brands or reputation or a decline in customer confidence in the IPF Group or its products could have a material adverse effect on the IPF Group's business, results of operations and financial condition.

The IPF Group's success and, in particular, sales and collection, are dependent, in part, upon the strength of the IPF Group brands and the reputations of its business. The IPF Group operates in an industry where integrity and customer trust and confidence are important. The IPF Group could suffer damage to its reputation and brands as a result of adverse publicity in connection with, for example, the perception of high charges (when compared with prime market providers and non-home credit products) for its home credit products. Such adverse publicity could derive from the activities of legislators, pressure groups and the press in spite of high levels of satisfaction amongst its customers. Adverse publicity could directly affect customer willingness to take IPF Group products, make it more difficult for the IPF Group to recruit and retain management and employees and thereby directly affect profitability. It could also adversely affect its ability to engage and retain agents. Unfavourable publicity could in turn lead to increased pressure for changes to regulation of the consumer credit industry in the relevant market, with material and adverse consequences on the IPF Group's business, results of operations and financial condition.

2.7 Possible risks to agent personal safety could adversely affect the IPF Group.

Possible risks of personal injury to doorstep-sellers or, specifically, to the IPF Group's agents, could affect the ability of the IPF Group to retain and engage agents (either generally or in particular geographic areas), could give rise to an increase in personal injury claims against the IPF Group and may damage the reputation, brands and profitability of the IPF Group. It may also lead to a change in legislation, regulations, rules, guidance, codes of conduct and government policies relating to the health and safety of doorstep-sellers, which may require the IPF Group to review its business model and which may be adverse to the business, results of operations and financial condition of the IPF Group. Over a number of years a small number of IHC's agents have sustained fatal or other personal injuries during the course of, or for reasons related to, their work for IHC.

2.8 The expansion of the IPF Group, both in existing markets and into new markets, is subject to a number of risks which, if they arise, could have a material adverse effect on the IPF Group's business, results of operations and financial condition.

(a) The growth of the IPF Group and its business depends in part upon the ability of the IPF Group to successfully penetrate its existing markets.

To achieve and sustain growth, the IPF Group will need to monitor the economic cycles and customer base of each of the markets in which it operates, offer products in those markets which are tailored to meet the needs of that market and successfully market those products. Successful customer growth in the IPF Group's markets would be jeopardised by (i) overestimating the sizes of the target markets in existing territories, (ii) failing effectively to manage the process of addressing the target markets and acquiring customers, (iii) failing to adapt the product ranges to changes in their prospects' and customers' requirements and (iv) unforeseen economic patterns resulting in shrinking non-prime sectors. As a result, the IPF Group may not be able to sustain growth in customer numbers or to increase further the number of customers in markets where it is already well established.

(b) The IPF Group may misjudge entry into a new geographic market.

The IPF Group may make an error in judgement of entry into a new geographic market, notwithstanding any research or pilot it undertakes in that market before committing to any expansion of the business into that market. For example, the IPF Group may not be able to support its expected growth successfully if it cannot recruit agents in a new home credit market, it may not be able to take advantage of market opportunities, it may misjudge customer requirements or it may not be able to respond to competitive pressure. The IPF Group may also miscalculate the size of the customer base it intends to market to.

If the IPF Group consequently withdraws from a market (as it did following a pilot in South Africa in 2001), the IPF Group will incur costs of withdrawal and may have lost out on the opportunity of having entered another more appropriate market instead. The losses will be of greater magnitude if the IPF Group makes such an error in relation to a number of markets and this could materially and adversely affect the IPF Group's business, results of operations and financial condition.

(c) ***Misjudging entry into a new market is likely to give rise to a tax cost.***

For regulatory reasons, it is typically necessary to establish operations in a new market as a company rather than as a branch of an existing operation. As a consequence, effective tax relief for start up losses incurred on entering into a future new market and losses incurred in the initial phases of the new operation will typically only be secured by carrying forward those losses for relief against future profits of the new overseas operation. If future profits do not materialise or the IPF Group withdraws from the new market, effective tax relief for start up losses will not be available and will lead to an adverse impact on the IPF Group's tax charge.

(d) ***The IPF Group may misjudge the implementation of a new product group or customer acquisition channel or of a new pricing or credit assessment method or analytical tools and data.***

The IPF Group will seek to introduce new product groups, pricing and credit assessment analysis methods and uses of data in order to retain existing customers whose needs have evolved, and to attract new customers for whom the existing product offering or methods of acquisition are unattractive or ineffective and/or for whom more competitive pricing and more sophisticated underwriting processes are required. However, the IPF Group may make an error of judgement in the conception, planning and/or implementation of these strategies and methods.

2.9 The IPF Group is a newly constituted group with a limited operating history and there can be no assurances that it will achieve its business objective. Any failure to achieve its business objectives may have a material adverse effect on the IPF Group's business, results of operations and financial condition.

As a newly constituted group, the IPF Group has a limited operating history from which investors can evaluate its existing and future business prospects and associated risks. The business is relatively new and is continuing to evolve by way of new products, markets and strategies; the first home credit operations began in Poland in 1997. The IPF Group may not be able to address the risks and difficulties that it may encounter as a relatively early-stage business in comparatively new and evolving overseas markets and this could materially harm its business or operating results.

2.10 Impairment of the value of intellectual property could diminish the competitive position of the IPF Group which could have a material adverse effect on the IPF Group's business, results of operations and financial condition.

If there is any unauthorised use or infringement of the IPF Group's intellectual property rights and the IPF Group fails to enforce such rights, or the IPF Group fails to maintain its database right and the database's integrity, the value of the IPF Group's products and services could be diminished, its competitive position could be adversely affected and its business may suffer.

Third party rights in respect of the "*Provident*" name may exist in some countries in which the IPF Group does business or intends to do business in the future. If such third party right owners brought infringement proceedings, the IPF Group's right to use the "*Provident*" name in such countries may be restricted or impaired.

There are also risks inherent in using the same name as another entity as the IPF Group may suffer the adverse consequences of any damage to the "*Provident*" name caused by such other entity.

If the IPF Group discloses the source code of any material software which it owns or is licensed to use (for example, the FOCUS transaction and arrears management software), the value of such software may be impaired. If the IPF Group develops software using external consultants and fails to enter into appropriate licence or assignment agreements, or uses third party software other than as permitted by the relevant licence, its right to use such software may be impaired and there may be a risk of infringement of third party rights.

2.11 Failure by a member of the IPF Group to comply with privacy and data protection laws and regulation may lead to action being taken against that member and/or the IPF Group which could have a material adverse effect on the IPF Group's business, results of operations and financial condition.

The IPF Group relies on the collection and use of information from customers to conduct its business. It discloses its information collection and usage practices in a published privacy policy on the websites of its

operating entities, which may be modified from time to time to meet operational needs, changes in the law or industry best practice. Companies within the IPF Group may be subject to investigative or enforcement actions by data protection authorities, legal claims and reputational damage if they act or are perceived to be acting inconsistently with the terms of the privacy policy, customer expectations or applicable law. In addition, concern among customers about the IPF Group's privacy practices could deter them from using its services and require the alteration of its business practices with attendant costs and possible loss of revenue.

Concerns may be expressed about whether the IPF Group's use of data compromises the privacy of customers. Concerns about the IPF Group's collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage its reputation and operating results.

Data protection legislation and regulation in the jurisdictions in which the IPF Group operates may change in the future and impose new burdensome requirements, compliance with which may increase the IPF Group's costs or require it to change the way it conducts business with attendant costs and possible loss of revenue.

3. Risks related to the demerger, separate listing and investment in IPF

3.1 There has been no prior public trading market for IPF Shares. An investment in IPF Shares may be illiquid and the price of IPF Shares may fluctuate.

Prior to the Demerger, there has been no public trading market for the IPF Shares. IPF does not know the extent to which investor interest in IPF will lead to the development of a trading market or how liquid that market might be, or, if a trading market does develop, whether it will be sustained following Admission. If an active and liquid trading market is not developed or maintained, the liquidity and trading price of the IPF Shares could be adversely affected. Publicly traded securities from time to time experience significant price and volume fluctuations that may be unrelated to the operating performance of the companies that have issued them. Consequently, the market price of the IPF Shares may be highly volatile and may go up or down.

There may not be a liquid market for the IPF Shares. The market price of IPF Shares may be volatile and could be subject to significant fluctuations due to a change in the sentiment in the stock market regarding IPF Shares or securities similar to them or in response to various facts and events, including, but not limited to, those referred to in these Risk Factors as well as period-to-period variations in operating results or changes in turnover or profit estimates by IPF, industry participants or financial analysts. The price could also be adversely affected by developments unrelated to the IPF Group's operating performance such as the operating and share price performance of other companies that investors may consider comparable to IPF, speculation about IPF in the press or the investment community, strategic actions by competitors, such as acquisitions and restructurings, and changes in market conditions or the legal or regulatory environment.

3.2 IPF may not realise the perceived benefits of the Demerger.

IPF may not realise the anticipated benefits of the Demerger set out in Part VI. IPF may encounter substantial difficulties in achieving these anticipated benefits and/or these anticipated benefits may not materialise.

3.3 Post-Demerger, Provident Financial may become a direct competitor of the IPF Group and this could materially and adversely affect the IPF Group's business, results of operations and financial condition.

Although it is not within current expectations, post-Demerger, Provident Financial may compete with the IPF Group. Provident Financial will be well placed to compete with the IPF Group as its management will have had the benefit of expertise and experience gained when part of the larger Provident Financial group prior to the Demerger. A significant reduction in the IPF Group's customers as a consequence of competition from Provident Financial may materially and adversely affect the IPF Group's business, results of operations and financial condition. Provident Financial may also expand its business into new markets in which the IPF Group does not currently operate, and so potentially stem expansion of the IPF Group.

3.4 Sales of a substantial number of IPF Shares after the Demerger, or the prospect of such sales, could materially and adversely affect the price of those securities.

After the Demerger, there may be substantial trading activity in IPF Shares. This may occur because, for example, the PF Shareholders who receive IPF Shares under the Demerger do not wish to hold lower yield

shares in an entity that operates in emerging markets. A high level of trading activity may lead to volatility in the price of IPF Shares and significant selling pressure may adversely affect the price of IPF Shares. Declines in the market price of IPF Shares may impair IPF's ability to raise capital through an offering of shares in the future.

3.5 IPF's ability to pay dividends is limited by applicable company law and its status as a holding company.

IPF will be unable to pay cash dividends to its shareholders unless it has distributable reserves and cash available. In addition, as a holding company, IPF has no operations of its own and, as a result, it is dependent either on distributions from its subsidiaries or its ability to borrow to generate funds necessary to meet its obligations and pay dividends. In general, claims of the subsidiary's creditors will have priority with respect to the assets and earnings of that subsidiary over the claims of its parent company as a shareholder. As a result, any claims made by IPF as a shareholder of its subsidiaries will effectively be subordinated to claims of the subsidiaries' creditors. In addition, if IPF cannot obtain sufficient cash flows from its subsidiaries or its lenders, it will not be able to fund its obligations or pay dividends. The regulatory systems under which IPF's subsidiaries operate may restrict their ability to pay dividends.

Also, the payment of large or unusual dividends (being any proposed dividend which is not covered by at least 1.25 times the IPF Group's profit after tax or a dividend which is more than twice the average of the last three years) in circumstances where, following the payment of the dividend, the Company would not have distributable reserves, may need to be submitted to the Pensions Regulator for clearance. If such clearance were not forthcoming, the Company would, if it paid the dividend, face the risk of the Pensions Regulator making an order under section 38 of the Pensions Act 2004.

Any downturn in the performance of the IPF Group resulting from exposure to any of the risks set out in this section titled "Risk Factors", including but not limited to the impact of changes to the legal, regulatory and taxation regimes in which it operates and the failure successfully to implement future strategies, could also serve to restrict the level of dividends payable by IPF.

3.6 Holders of IPF Shares outside the United Kingdom may not be able to exercise pre-emption rights.

In the case of an increase in IPF's issued share capital, shareholders will have certain statutory pre-emption rights unless those rights are disapplied by a special resolution of the shareholders at a general meeting. Securities laws of certain jurisdictions may restrict IPF's ability to allow participation by shareholders in such jurisdictions in any future issue of shares carried out on a pre-emptive basis.

In particular, US holders of IPF Shares may not be able to exercise their pre-emption rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available thereunder. IPF's directors intend to evaluate at the time of any rights issue the cost and potential liabilities associated with any such registration statement, as well as the indirect benefits to IPF of enabling the exercise by its US holders of their pre-emption rights for additional shares and any other factors they consider appropriate at the time and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed and declared effective or that an exemption from registration would be available so as to enable the exercise of such holders' pre-emption rights.

3.7 The rights of shareholders will be governed by English law. Not all rights available to shareholders under US law may be available.

Rights afforded to holders of IPF Shares under English law will differ in certain respects from the rights of shareholders in typical US corporations. The rights of holders of IPF Shares and the Articles of Association will be governed by English law. In particular, English law significantly limits the circumstances under which shareholders of English companies can bring derivative actions. Under English law, in most cases, only IPF could be the proper claimant for the purposes of maintaining proceedings in respect of wrongful acts committed against it. Neither an individual shareholder nor any group of shareholders will have any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a US corporation.

3.8 As a publicly listed company, IPF will have increased legal, accounting and compliance costs which may be greater than expected.

IPF expects to incur increased legal, accounting and other costs relating to operating as a publicly-quoted company. Financial and other reporting and investor relations obligations will arise for IPF, which require new expenditures, place new demands on its management and will require the hiring of additional personnel. IPF will also need to implement additional systems that require new expenditure in order to aid its functioning as a publicly-quoted company. IPF will also incur additional expenses from operating as a public company, including registration and listing fees, increased corporate governance costs and other similar expenditure. Failure to make proper provision for such costs or failure to realise the benefits of the Demerger which would otherwise have offset such costs could have a material adverse effect on the IPF Group's business or results of operations.

3.9 IPF believes that it and its subsidiaries will be passive foreign investment companies ("PFICs") for U.S. federal income tax purposes.

Based on the nature of its business, IPF expects that it and its subsidiaries will be PFICs for US federal income tax purposes for the current taxable year and for the foreseeable future. US investors may be subject to adverse US federal income tax consequences on a disposition of IPF Shares or a deemed disposition of shares in subsidiary PFICs and on certain distributions made by IPF or such subsidiary PFICs. In general, a non-US corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For the purposes of the above calculations, a non-US corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, rents and royalties. US investors may also be able to make a mark-to-market election with respect to the IPF Shares (but not the shares of any subsidiaries that are PFICs) which will require such US investors, for each taxable year that the IPF Shares are held and upon a disposition of such shares, to recognise as ordinary income or loss an amount equal to the difference between the fair market value of their IPF Shares and the adjusted tax basis of such shares. However, no assurance can be given that a mark-to-market election will be available to US investors because it is unknown whether the IPF Shares will meet the requirements necessary for such election to be made. In addition, a mark-to-market election with respect to IPF would not apply to any subsidiaries that are PFICs. Accordingly, a US investor may continue to be subject to the general PFIC rules with respect to distributions by, and deemed dispositions of, any such subsidiaries that are PFICs even if it makes a mark-to-market election with respect to IPF. US Shareholders should consult their own tax advisors with respect to IPF's PFIC status and the tax considerations relevant to holding shares in a PFIC.

FORWARD-LOOKING STATEMENTS

This document contains certain "forward-looking statements", including statements about current beliefs and expectations of the Directors. In particular, the words "expect", "anticipate", "estimate", "may", "should", "plans", "intends", "will", "believe" and similar expressions (or in each case their negative and other variations or comparable terminology) can be used to identify forward-looking statements. These statements are based on the Board's expectations of external conditions and events, current business strategy, plans and the other objectives of management for future operations, and estimates and projections of the Company's financial performance. Though the Board believes these expectations to be reasonable at the date of this document they may prove to be erroneous. Forward-looking statements involve known and unknown risks and uncertainties and speak only as of the date they are made. Certain important factors could cause actual results, outcomes, performance or achievements of the Company or industry results to differ materially from those expressed or implied in forward-looking statements. These factors include, but are not limited to, those described on pages 7 to 19 (Risk Factors) of this document.

Save as required by law, the Listing Rules or the Disclosure and Transparency Rules, the Company undertakes no obligation to publicly release the results of any revisions to any forward-looking statements in this document that may occur due to any change in the Board's expectations or to reflect events or circumstances after the date of this document.

MARKET AND INDUSTRY DATA

Certain information, statements and statistics presented in this document are based on data and reports compiled by industry professionals or organisations and market research firms. The reports used are as follows:

- Synovate market research (pages 30 and 39 to 43)
- GfK NOP market research (page 34)
- Decision Modelling Consultancy research (pages 25 and 26)
- Economic Intelligence Unit market indicators and forecasts (pages 25 to 27)
- Data from national banks (page 25)

Information regarding non-prime markets, market size, growth rates and other industry data pertaining to the International Home Credit business contained in this document consist of estimates based on data reports compiled by professional data organisations, on data from other external sources and on the Company's and its directors' knowledge of the IPF Group's sales and markets. In many cases there is no readily available external information to validate market-related analyses and estimates, requiring the Company to rely on internally developed estimates.

Whilst the Company has compiled, extracted and reproduced market or other industry data from external sources, including third parties or industry or general publications, that data has not been independently verified. Where information has been sourced from a third party, that information has been accurately reproduced and, as far as the Directors are aware and are able to ascertain from information published by that third party, no facts have been omitted which would under the reproduced information be inaccurate or misleading.

The Company cannot make any assurances as to the accuracy of, and takes no responsibility for, such data. Similarly, whilst the Company believes its internal estimates to be reasonable, such estimates have not been verified by any independent sources and the Company cannot assure potential IPF Shareholders as to their accuracy. The Company does not intend, and does not assume any obligations, to update industry or market data set forth in this document.

DEFINED TERMS

Certain terms used in this document are defined in the "Definitions" section at Part XI of this document.

DIRECTORS, COMPANY SECRETARY AND ADVISERS

DIRECTORS

Christopher Rodrigues CBE	Chairman
John Harnett	Chief Operating Officer
David Broadbent	Finance Director
Ray Miles	Deputy Chairman and senior non-executive director
Charles Gregson	Non-executive director
Tony Hales	Non-executive director
Nick Page	Non-executive director

GENERAL COUNSEL AND COMPANY SECRETARY

Rosamond Marshall Smith

REGISTERED OFFICE

Number Three, Leeds City Office Park
Meadow Lane
Leeds
LS11 5BD

JOINT SPONSORS AND JOINT FINANCIAL ADVISERS

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Dresdner Kleinwort
30 Gresham Street
London EC2V 7PG

JOINT FINANCIAL ADVISER

Hawkpoint
41 Lothbury
London EC2R 7AE

LEGAL ADVISER TO THE COMPANY (as to English law)

Slaughter and May
One Bunhill Row
London EC1Y 8YY

LEGAL ADVISER TO THE COMPANY (as to U.S. law)

Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

LEGAL ADVISER TO THE JOINT SPONSORS (as to English and U.S. law)

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

REGISTRARS

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

PART I — SELECTED FINANCIAL INFORMATION

The selected financial information in this Part I should be read in conjunction with the financial information set out in Parts V (Operating and Financial Review) and VII (Financial Information) and the rest of this document. Prospective IPF Shareholders should read the whole document and not just rely on key or summarised information set out in this Part I (Selected Financial Information). The financial information in this Part I (Selected Financial Information) has been extracted without material adjustment from the financial information set out in Part VII (Financial Information).

The financial information has been prepared in accordance with IFRS as adopted by the EU for the years ended 31 December 2004, 2005 and 2006.

The tables below set out IHC's consolidated income statements, balance sheets and cash flows for the periods indicated.

1.1 Summary income statement

	2004	2005	2006
	£m	*£m*	*£m*
Total income	275.2	364.7	372.5
Total costs	(238.4)	(319.1)	(334.4)
Profit before taxation	36.8	45.6	38.1
Central Europe	49.8	60.7	65.7
Mexico	(2.3)	(3.1)	(9.7)
Romania	—	—	(2.4)
UK central costs	(10.7)	(12.0)	(11.3)
Profit before taxation and demerger costs	36.8	45.6	42.3
Demerger costs	—	—	(4.2)
Profit before taxation	36.8	45.6	38.1
Tax expense	(12.1)	(13.8)	(12.7)
Profit after taxation	24.7	31.8	25.4

The summary income statements above are shown after allocating to IHC a portion of Provident Financial's corporate overhead in addition to that reflected in the reported divisional profit. In 2006, the reported divisional profit was £46.2 million and the additional divisional corporate overhead allocation was £3.9 million, which gives the profit before tax and demerger costs of £42.3 million set out above. The income statements do not include the expected full cost of running a separate corporate office and IT function in Leeds. It is estimated that corporate office and IT costs would have been approximately £5.2 million higher than the Provident Financial allocation included in the 2006 income statement above.

In addition, the above income statements do not take account of the revisions to the IHC funding structure and financing arrangements following demerger, which would have resulted in the interest cost in 2006 being approximately £2.8 million lower.

Taking into account these adjustments, all of which are continuing, the net effect of the Demerger would be a reduction in the earnings of IHC for the year ended 31 December 2006.

1.2 Summary balance sheet

	2004 £m	2005 £m	2006 £m
Non-current assets	28.8	38.0	60.2
Current assets			
Amounts receivable from customers	285.1	328.7	331.0
Other current assets	137.1	182.4	217.4
Total current assets	422.2	511.1	548.4
Current liabilities			
Borrowings	(135.4)	(199.1)	(297.8)
Other current liabilities	(38.9)	(43.5)	(59.0)
Total current liabilities	(174.3)	(242.6)	(356.8)
Non-current liabilities			
Borrowings	(244.3)	(242.1)	(169.6)
Other non-current liabilities	(10.4)	(8.2)	—
Total non-current liabilities	(254.7)	(250.3)	(169.6)
Net assets	22.0	56.2	82.2

Pro forma net assets as at 31 December 2006 are £150.2 million, as adjusted for a £70.0 million capital contribution from Provident Financial, £0.1 million of net assets in relation to IPF and £2.1 million of further Demerger costs (net of tax). This results in an equity to receivables ratio of 45%.

1.3 Summary cash flow statement

	2004 £m	2005 £m	2006 £m
Cash flows from operating activities	(104.2)	(41.7)	(7.2)
Cash flows from investing activities	(8.7)	(13.0)	(26.1)
Cash flows from financing activities	81.1	54.9	30.5
Net (decrease)/increase in cash and cash equivalents	(31.8)	0.2	(2.8)

PART II — INDUSTRY AND MARKETS OVERVIEW

1. Industry overview

The financial services industry can, broadly speaking, be divided into four categories: banking, fund management, insurance services and consumer credit. The consumer credit sector encompasses mortgages, credit cards, hire purchase, cash loans and other forms of credit. IHC operates in a sub sector of the consumer credit market, offering small-sum, home-collected cash loans in the developing and underserved credit and loan markets of central Europe and Mexico. Home-collected credit provides customers with small cash loans up to a value of around £700 (although typically considerably less). Loans are delivered to and repayments are collected from the customer's home on a weekly basis with loans being repaid over periods that typically range from three months to two years.

The small sum consumer credit and loan sub-sector consists of a number of credit products targeted at customers who seek or are only able to afford to repay small amounts of credit. Products in this sub-sector include credit cards, unsecured personal loans, overdrafts, home-collected credit, home shopping catalogues and pawnbroker lending.

Credit markets in the developed economies, such as the United Kingdom or United States of America have tended to segment according to the risk profile of consumers as revealed by publicly available data held by credit reference bureaux. Lenders using statistical modelling techniques seek to predict the credit risk of consumer segments and so are able to tailor their offer and pricing accordingly. Commentators often characterise the market segmentation that results as a risk spectrum spanning super prime, prime, near prime and sub prime, with the clearest indicator of the segment to which a product is targeted being its price. The higher the risk the higher is the price charged. Consumers with impaired credit records, irregular income or low income will typically be classified into the sub and near prime segments. In the UK market, home-collected credit predominantly serves these two, higher risk segments.

In the developing economies that IHC targets the segmentation is less well defined. Credit bureaux data is limited and the market has yet to reach a point where well defined, risk-based segmentation can be applied. As a working tool to guide its marketing efforts, IHC has developed its own segmentation tools designed to identify higher risk consumer segments likely to be attracted to its home-collected credit offer. This has been achieved by analysing market data collected from detailed telephone interviews with sample groups of up to 25,000 people conducted by a global market research organisation. IHC analyses the data, starting with income, and then over-lays data on a number of socio-demographic factors (including education levels, housing status, car ownership and chattel ownership) to create a segmental analysis of the population of a given country. This market segmentation is then used by IHC as a working model for assessing the potential scale of an operation and targeting marketing and products. It divides the markets into un-servable, non-prime and prime.

1.1 Unservable

In any market there is a strata of the population that cannot afford to service any level of debt. Over time and as economic conditions improve people within this category may move up into the servable markets and become eligible for credit.

1.2 Non-Prime

This segment divides into two sub-segments, sub-prime and near-prime. Each is characterised by a limited access to credit.

(a) Sub-prime

It is important to recognise that the "sub-prime" segment has a slightly different definition in IHC's developing markets to that used in developed economies. In the developed economies sub-prime customers typically have impaired credit records although a significant number will also be within this classification by virtue of low or irregular income. In the developing markets sub-prime is currently characterised by consumers with limited access to credit either through low awareness of its availability or more typically because they have limited credit history with banks and other credit institutions. This lack of history is driven by a number of factors such as low bank account penetration (in Poland for example this is only 40 per cent.), distrust, fear or dislike of the banking institutions and a cash based economy where there may be a large informal sector which depends in part upon short term cash incomes. Over time, as the reach and experience of the credit reference bureaux in the developing

markets increases, the proportion of customers classified as sub-prime by virtue of an impaired credit history is expected to increase.

(b) Near-prime

Near-prime customers are similarly defined by a limited access to credit and lack of credit history, but the key differentiating feature is their higher level of education as compared to sub-prime customers. As a result they are more disciplined and knowledgeable about financial management, tending to borrow larger loans over longer repayment periods. They also tend to have marginally higher levels of income and, as a market develops, will tend to be more economically upwardly mobile. In the medium to long term they are more likely to migrate to the prime market.

1.3 Prime

Prime customers are able to obtain a wide variety of credit products from traditional mainstream lenders such as banks. Customers in this market segment tend to have higher disposable incomes and can obtain both unsecured and secured credit, including larger amounts for items such as major home improvements and car purchases.

2. International Home Credit's markets

2.1 Central Europe and Romania

The size of the consumer credit market in IHC's four established Central European markets (Poland, Czech Republic, Hungary and Slovakia) has grown to an aggregate value of US$124 billion lent in 2006, an increase of 145 per cent. since 2003. These four countries joined the European Union in May 2004 and Romania (where a national roll-out has recently been approved) recently joined the European Union on 1 January 2007. The population of these five countries combined is 85.4 million, with an IHC estimated non-prime market population of 15.6 million.

Following the fall of Communism in Central Europe and subsequent entry into the European Union, the rise of the consumer economy led to a growing demand for consumer goods and services. At the same time, the consumer credit market remained relatively underdeveloped with substantial latent demand for credit amongst consumers. IHC entered the four Central European markets between 1997 and 2001 and has grown rapidly in credit markets that have also expanded substantially but which still remain relatively underdeveloped. In 2006 consumer indebtedness across the four established Central European markets averaged 16.5 per cent. of annual disposable income compared with levels of 80 to 90 per cent. in the UK.[(1)] With a generally responsible attitude to borrowing and the fact that populations are concentrated in urban areas (which helps IHC operations get up to scale quickly and efficiently), Central Europe is proving to be a good market for IHC's small sum credit products.

In Romania the credit market has shown very high growth rates albeit from a small base. Accession to the EU, and with it access to lower import tariffs on consumer goods, is likely to fuel further growth in the market for consumer credit.

2.2 Mexico

The Mexican consumer credit market is valued at US$124 billion; as such it is as large as the combined value of the four established central European markets. Compound annual growth in the period from 2003 to 2006 was strong at 20.5 per cent. per annum and there is a clear trend of accelerating demand for credit.

With consumer credit contributing just 14.8 per cent. of GDP compared to the Central European markets' 19.2 per cent. and a non-prime market estimated to exceed 40 million adults, there remains substantial room for growth in the credit market.

---

(1) Aggregation of data from national banks.

2.3 Overview

Unless otherwise stated, market information has been sourced from EIU Market Indicators and Forecasts.

	Poland	Czech Republic	Hungary	Slovakia	Mexico	Romania
2006 GDP (US$ bn)	338.7	137.0	111.1	55.2	840.0	115.3
Population (million)	38.1	10.2	10.0	5.5	107.4	21.6
GDP per capita (US$)	8,883	13,405	11,135	10,133	7,818	5,326
2003 consumer credit market (US$ bn)	27.2	9.2	11.3	2.9	68.4	0.5
2006 consumer credit market (US$ bn)	64.6	25.4	24.9	9.1	124.3	9.1
2006 consumer credit market as % of GDP	19.1%	18.6%	22.4%	16.5%	14.8%	7.9%
2003 to 2006 consumer credit market CAGR	22.5%	31.1%	26.5%	36.5%	20.5%	134.8%

Poland

The Polish economy has the lowest per capita GDP of any of the Central European markets in which IHC operates, with a per capita GDP estimated to be approximately $8,883 at the end of 2006. The ratio of consumer credit to GDP, estimated to be 19.1 per cent. in 2006, is around the average for Central Europe. As with most other Central European countries, one of the growth dynamics in the Polish banking sector has been in the retail segment with consumer credit growing at an average rate of 22.5 per cent. per annum between 2003 and 2006.

Czech Republic

The Czech Republic is among the most developed economies in Central Europe supported by strong domestic demand and low inflation. Per capita GDP was estimated to be approximately $13,405 at the end of 2006, among the highest in Central Europe. The consumer credit market is considered to be one of the more developed in Central Europe but with a ratio of consumer loans to GDP estimated to be 18.6 per cent. at the end of 2006 it remains well below levels seen in the UK and western Europe. Consumer credit has grown by an average of 31.1 per cent. per annum from 2003 to 2006, benefiting from GDP growth.

Hungary

The Hungarian economy is among the more developed countries in Central Europe with per capita GDP of approximately $11,135. The consumer credit market is relatively under-penetrated but a ratio of consumer credit to GDP estimated to be 22.4 per cent. at the end of 2006 giving it the highest penetration of IHC's four established Central European operations. Growth in the market for consumer credit as a whole has been rapid, with credit issued growing from a low base by an average of 26.5 per cent. per annum from 2003 to 2006.

Slovakia

The Slovak economy is relatively well developed with per capita GDP estimated to be approximately $10,133 at the end of 2006. Slovakia is the only Central European country to be included in the Exchange Rate Mechanism II which it joined in late 2005, with the aim of entering the Eurozone in 2008. The consumer credit market remains underdeveloped and the ratio of consumer credit to GDP is estimated to be approximately 16.5 per cent. at the end of 2006 giving it the lowest penetration of IHC's four established Central European operations. The consumer credit segment as a whole has exhibited strong growth in recent years having grown by an average of 36.5 per cent. per annum from 2003 to 2006.

Mexico

The Mexican economy is less developed than its Central European counterparts with per capita GDP estimated to be $7,818 at the end of 2006. Its macroeconomic performance is closely tied to the US. The consumer credit market is relatively underdeveloped, with a ratio of consumer credit to GDP estimated to be 14.8 per cent. At the end of 2006; and fast growing, with consumer credit recording an average growth rate of 20.5 per cent. per annum between 2003 and 2006.

Please refer to paragraph 3.8 of Part III (The Business) for a discussion of IHC's competitive position in each of these markets.

Romania

Romania joined the European Union on 1 January 2007. The Romanian economy and banking market are much less developed than the economies and banking markets of Central Europe. Both per capita GDP (estimated to be $5,326 at the end of 2006) and the ratio of consumer credit to GDP (estimated to be just 7.9 per cent. at the end of 2006) are lagging well behind the corresponding ratios of the Central European countries in which IHC operates. The market for consumer credit has expanded rapidly from a very low base in recent years growing at an average rate of 134.8 per cent. per annum between 2003 and 2006.

PART III — THE BUSINESS

The financial information included in this Part III has been extracted without material adjustment from the financial information set out in Parts VII and VIII and from IHC's accounting records. Prospective IPF Shareholders should read this document as a whole and not rely on the summarised financial information set out below.

An investment in IPF Shares would involve certain material risks which, if they actually occur, could materially and adversely affect the Company's business, financial condition and/or results of operations. These risks are described in Risk Factors on pages 7 to 19 of this document.

1. Overview

Since 1997 IHC has successfully entered into six emerging markets. The four established central European markets are now profitable, earning profit before tax, for 2006 of £65.7 million and this success has allowed the investment in opening new markets in Mexico and Romania with start-up losses for 2006 of £12.1 million. IHC is well positioned to build on this success and to grow rapidly by optimising profits from its home credit product in its established Central European markets, developing the full potential of the markets currently under development (Mexico and Romania), expanding into further emerging markets and extending its offering of credit products to the non-prime market.

The home-collected credit product currently accounts for almost all of the business of IHC with pilot tests of other credit products being performed in Poland and the Czech Republic. Home-collected credit involves the provision of small sum unsecured cash loans (typically £50 to £700, depending on the market) normally repayable over 26 to 52 week terms. The loan is delivered to the customer's home by an agent (typically self-employed) who then calls at the customer's home every week to collect the repayments. Home-collected credit products are primarily purchased by customers in the non-prime sector who have limited access to mainstream credit, largely dictated by socio-demographic factors (as discussed in Part II (Industry Overview)).

2. History and corporate structure of the IPF Group

Following the Demerger, the IPF Group will comprise International Personal Finance plc (**"IPF"** or the **"Company"**) (a newly established public limited company which has been incorporated as the holding company) and International Home Credit (**"IHC"**).

IHC is currently the overseas home credit business of Provident Financial plc (**"Provident Financial"**), a UK listed FTSE 250 financial services company with a market capitalisation of approximately £2.0 billion as at 22 June 2007. On 8 March 2006 the board of Provident Financial announced that it was considering a separate listing for IHC to capture growth opportunities more effectively and confirmed this on 4 July 2006. Provident Financial has prepared a circular to PF Shareholders dated 25 June 2007 setting out its proposals relating to the Demerger and a general meeting of PF Shareholders has been called for 13 July 2007 to approve the Demerger.

Provident Financial has been engaged in the supply of small sum credit since 1880 and is the largest provider of home-collected credit in the UK. Provident Financial established IHC in 1997 to develop home credit in overseas markets and so provide new sources of growth to complement its UK home credit business. Since 1997, IHC has successfully developed six operations with rapid organic growth, achieving profit before tax and exceptional demerger costs in 2006 of £42.3 million. This profit is £3.9 million lower than the £46.2 million disclosed in the Provident Financial 2006 annual report and accounts due to the additional allocation of Provident Financial central overheads. The Polish business opened in 1997 with further operations following in the Czech Republic (1997), Slovakia and Hungary (2001), Mexico (2003) and Romania (2006). Plans are currently being developed to expand more rapidly into new, larger markets, which might include markets such as Russia and India.

IHC is headquartered in the UK and has six principal overseas subsidiaries, which run 179 branches across central and eastern Europe and Mexico and approximately 1.8 million customers. It also has a subsidiary in Guernsey which has provided guarantees over debt issued by certain members of the IHC Group and a subsidiary in the UK which has provided options over debt issued by certain members of the IHC Group. IHC has some 5,000 direct employees and also engages around 28,400 agents, of whom about 4,200 are employed.

Pursuant to the Demerger, IHC (comprising Provident International Holdings Limited and its wholly-owned subsidiaries) will be transferred to the Company. The following chart shows, in simplified form, the organisational structure of the IPF Group as it will be once the Demerger becomes effective:



International Personal Finance plc
International Home Credit ("IHC")
Provident International Holdings Limited
International Personal Finance Investments Limited
Poland
Czech Republic
Hungary
Slovakia
Romania
Mexico
Provident International Financial Services Limited
Provident International Credit Guarantee Management Services Limited

3. International Home Credit

With a view to long-term growth IHC intends to continue to expand, both in terms of new markets and new products. Whilst in the short term, new market entry start-up losses suppress earnings, the Directors believe that IHC's long term prospects and profitability depend on the right mix of starting up new operations, and maximising profitability in its more established markets, such as Poland and the Czech Republic. The IHC business model is considered in greater detail in paragraph 3.7(c) below.

3.1 Strengths

The Directors believe that the key strengths of IHC are as follows:

- **Proven, self-sufficient business model.** The basic home-collected credit model has been developed and refined in the UK over the past 127 years. IHC has benefitted from the significant knowledge and expertise transferred from the UK business and has adapted this successful business model to the particular requirements of each overseas market. IHC expects to generate substantial surplus capital from its established Central European businesses which it intends largely to invest in the development of new markets.

- **Experienced and successful management team.** IHC's management team has a strong track record, having been integral to the successful roll-out of the international home-collected credit business and growing combined revenues to £365.3 million in 2006 since IHC's inception in 1997. IHC expects to maintain its knowledge pool, as most of the senior management in the Provident Financial group with a significant involvement in the IHC business will be remaining with IHC, and to increase this by the continued transfer of skills to the large pool of talented overseas staff recruited since 1997.

- **Effective country entry and expansion model.** IHC is experienced in and has a successful track record of building substantial home-collected businesses from scratch in emerging markets. IHC has developed stringent selection criteria to enable it to effectively target countries with emerging economies that offer attractive returns with acceptable operating and financial risk. Initial small-scale pilot operations with low fixed-entry costs are then established to test the operating assumptions and to provide confidence as to long-term profitability whilst minimising financial exposure. Experienced teams are available to establish the administrative and physical infrastructure needed to roll-out to national scale once the pilot has successfully concluded.

- **Well-developed product offering with high customer satisfaction and retention.** IHC's home-collected credit products and charges are simply structured and transparent and its service is fast, personal and flexible. Customer acquisition is achieved through a multi-channel strategy employing a combination of field marketing techniques allied to extensive use of mass media. The evidence of the effectiveness of IHC's overall approach is that the average acquisition cost across its markets is just £14, compared to the average annual profit per customer of approximately £40. This equates to less than 5 per cent. of average annual issue value. To encourage customer retention, IHC employs direct mail strategies built around a bespoke customer relationship management system. Since inception, over 50 per cent. of IHC's customers have taken out more than one loan and, in 2006, over 75 per cent. of eligible customers took out a subsequent loan. This is the result of a number of factors, of which the two most important are high customer satisfaction (IHC has consistently enjoyed customer satisfaction ratings of 80 per cent. or more) and the 'low and grow' strategy of loan value management, whereby initial small value loans are gradually increased in size, which helps to prevent customers from overreaching their capability to repay.

- **Ability to build effective large scale agency forces.** IHC has the ability to build large networks of agents, who establish strong relationships with customers in their local areas through the weekly collections process and build up detailed pictures of customers' financial requirements and repayment capability. The personal service delivered to customers in their homes is a differentiating feature of IHC's business and the cornerstone of its success. As the experience of agents develops, they increasingly make improved lending decisions, resulting in better collections performance and lower levels of impairment. Recently this has been supplemented by three new strategies, namely application scoring, behavioural scoring and centralised, call centre based arrears management. By rolling out these techniques across its markets, IHC aims to reduce impairment as a percentage of revenue to around 25 to 30 per cent. in all its markets and IHC's experience during 2006 has quickly demonstrated that these techniques can augment and improve agent decision-taking and so improve credit performance.

- **Extensive agency networks and infrastructure.** IHC has proven expertise in establishing and managing substantial branch and agency networks. The full, national networks already established in Poland, the Czech Republic, Hungary and Slovakia, which comprise approximately 23,000 agents and 143 branches, enable cost effective national advertising coupled with fast, local service. This infrastructure will be further leveraged by the planned extension of the range of credit products offered.

- **Flexibility to adapt.** Emerging markets have less well-defined markets and legislative structures and so it is important to be able to adapt to changing circumstances. IHC's rapid and effective responses to the introduction of an interest rate cap in Poland and the suspension of lending by the PSZÁF in Hungary demonstrate this flexibility. In Slovakia, IHC's smallest market, the government is currently considering putting forward legislation to cap APRs. However, based on the current construction of the cap, IHC is confident that it will be able to adapt its products to minimise the impact of any such development.

3.2 Strategy

Following the Demerger, IHC's objective is to take advantage of the significant opportunities to capture growth in new and existing emerging markets. Whilst in the short-term, new market entry start-up losses suppress earnings, the Directors believe that IHC's long-term prospects and profitability will depend on the right mix of starting up new operations and maximising profitability in its more established markets, such as Poland and the Czech Republic. IHC's strategy to fulfil this objective consists of the following key elements:

- **Increase pre-tax profit from established Central European markets by 50 per cent. at maturity.** The Directors estimate that annual profits before tax of £95 million would be a reasonable target for the Central European markets once they reach maturity. This is expected to be achieved by growing customer numbers, using enhanced credit scoring techniques and increasing profit margins. Customer numbers are expected to continue to grow in the established markets as a result of increased penetration of the potential market. The average loan size is also expected to rise: firstly as a result of real rises in customers' per capita incomes and secondly because as the customer base matures a greater proportion of customers take longer, larger loans. These factors are expected to result in increased revenue driven by rising customer numbers and real increases in revenue per customer (with a long-term target of a 20 per cent. increase in revenue per customer). Operating costs per customer are expected to increase by less than revenue because of the fixed nature of part of the cost base and the increased revenue per customer, leading to increased profit margins.

- **Develop Mexico and Romania to achieve their full potential.** The Mexican operation has proved to be IHC's fastest growing business to date, with 297,000 customers as at May 2007. Mexico has a population of 107 million and an IHC-estimated target for a customer base of three million. The intention of IHC is to roll out the home-collected credit model on a regional basis, from the current two up to a maximum of five regions, each with a population of around 20 million. The Board believes that annual profits before tax of £90 million would be a reasonable long-term target once the Mexican market reaches maturity. Romania is currently in a pilot phase with full roll out of the business due to commence in July 2007. The Board estimates that a reasonable long-term target for the Romanian business would be 500,000 customers and annual profit before tax of £20 million.

- **Expansion into new territories.** IHC intends progressively to take advantage of the potential of several markets which could meet IHC's stringent selection criteria to launch pilot operations and, if successful, to invest in new markets. IHC has a target list of eight large markets: Russia, India, the Ukraine, Brazil, Turkey, Thailand, Vietnam and Argentina. Preparations for market entry into Russia are well advanced and, subject to confirmatory due diligence, is expected to occur in late 2007. India and the Ukraine are candidates for a pilot operation to commence in 2008. IHC will favour investing in new regions within existing countries ahead of commencing operations in a new country, in order to yield the highest returns, but it is nevertheless considering entering three to four new countries in the next five years. Other than for the effective management of tax and regulatory affairs, IHC does not intend to operate in the UK or other mature markets, given the difference in profile to IHC's current operations. In 2006, £12.1 million was invested in start-up losses in Mexico and Romania, which was equivalent to 22 per cent of the Group's profit before taxation before such start-up losses. The Board is planning to accelerate the rate of investment in developing new territories and currently it expects the Group to invest approximately £15 to £16 million in start-up losses in 2007. These losses in 2007 will principally relate to the continuing start-up losses from Mexico and Romania. Thereafter, in the medium-term, the Board's target start-up losses in developing new territories is expected to be broadly equal to 25 per cent. of pre-tax profits before such start-up losses, with an increasing amount of these losses relating to developing operations in additional new territories.

- **Extension of the product range.** Having incurred cost to acquire customers, the profitable retention of these customers is central to IHC's long-term strategy. Alongside the core weekly home credit product, IHC is therefore developing and piloting additional credit products that leverage off the agent and branch infrastructure of the home-collected credit business in order to retain current customers and attract new customers in the non-prime markets. Through this strategy, IHC expects to benefit from a growing existing and potential customer base, as these economies (and customers) evolve and become more sophisticated.

3.3 Agents and the home collection model

(a) *Role of the agent*

As the primary distribution channel for the business, IHC's agents represent the face of the business as the main access point for customers and are critical in the lending and repayment processes, from the perspective of both the customer and the business.

In most territories agents are self-employed and tend to spend part of their time (two or three evenings a week) engaged in this role. Whilst some agents run their agency as a full-time business and can build up a customer base of up to 200 to 300 customers, it is more usual for an agent to manage approximately 70 to 100 customers. At least once a week the agent will visit her local branch to meet with the Development Manager, where they review the week's agency performance and discuss business activity for the coming week. Agents carry out a number of vital functions:

New business. Supported by national marketing, the agent is the primary source of new business and an important channel for attracting new customers. In response to national marketing a customer will make contact with a call centre and will be referred to an agent. The agent will visit the customer, carry out the initial credit assessment (assisted by a set of credit criteria and, in some countries, credit scoring) and be the customer contact for the lifetime of the loan.

Development of relationship with customer. The personal service delivered by the agent enables the business to develop a detailed knowledge of the customer and her circumstances. The agent is therefore well-placed to ensure that a level of credit is only provided to those who can afford the repayments and is an important control in helping customers to avoid taking on too much debt while managing

household budgets. The agent can also monitor a customer's circumstances and be responsive to home situations which may lead to missed repayments.

Collection of loan repayments from the customer's home. Regular collections at the customer's house reduce the effort, the cost (e.g. travel expenses) and time (which may be difficult alongside work and family commitments) incurred by the customer in making repayments. Weekly cash repayments are consistent with customer preferences for weekly budgeting in clear cash terms. Moreover, personal collections provide an external discipline for customers, helping them to keep their account in good order, an element that many find extremely beneficial.

Risk management. The agent network plays a key role in the management of bad debt levels. The initial home visit provides the agent with additional information (largely unavailable to remote lenders) that forms part of the credit assessment. With regular personal interaction the agent is also well-positioned to assess changes in the customer's financial circumstances more swiftly and more accurately than other types of lender. The home visit and development of customer relations therefore serves a dual-purpose, benefiting both the customer and IHC by preventing over-lending and keeping impairment costs at acceptable levels.

The agent is supported by IHC's credit controls and system driven lending proposals tailored to each client, further details of which are discussed in paragraph 3.6.

(b) Distribution network

Organisational structure

The nature of the organisational structure in each territory is a primary factor in the ability of IHC to deploy the business model on a town by town or region by region basis and grow the business in a controlled manner.

Standardised territory operating structure


1 Divisional Operations Manager
manages
3 to 5 Regional Operations Managers
who each manage
4 to 6 Area Managers
who each manage
4 to 7 Development Managers
who each oversee
10 to 15 Agents
who each serve
70 to 100 Customers (on average)

Development Managers (who are employees of IHC) have responsibility for the day to day running of agent networks whilst the Area Managers focus on achieving tactical business growth objectives. The

Regional Operations Managers fulfil a strategic and oversight role, identifying opportunities to achieve income objectives alongside the supervision of the Area Managers.

(c) Agent remuneration

With the exception of Hungary (where agents are employees for regulatory reasons), agents are self-employed and paid by IHC on a commission-only basis. IHC has designed the commission system to promote good quality, responsible lending by primarily rewarding the agent for the collection of repayments, rather than for total amounts lent. The agent receives a fixed payment for each new customer generated and a percentage of repayment amounts collected. It is in the best interests of agents to lend responsibly only to customers who can afford the regular repayments. Once a new market has settled down after initial roll-out, agents tend to earn 80 to 90 per cent. of their total commission income through collections and 10 to 20 per cent. through new customers.

(d) Engagement, development and retention of agents

Sources of agents. Agents tend to live in the same communities as their customers. They are engaged from a number of sources and, in the more established markets, they are often previous or existing customers. Alternatively, agents may be engaged as a result of a personal recommendation, local knowledge or having seen advertisements. Approximately 79 per cent. of agents are female.

Engagement. Prospective agents must undergo an interview and, depending on local legislation (including data protection) and market practice, police or home checks may be carried out. Agents must display excellent interpersonal skills.

All agents enter into an agent's agreement with the relevant IHC entity, which requires agents to comply with relevant consumer credit and data protection regulations. Agents are also prohibited from soliciting IHC customers and agents for a certain period of time following termination of the agreement.

Development. New agents attend an induction session on their first day followed by a 13 week development programme structured around a checklist of activities. Other development activity is conducted via seminars and classroom style sessions delivered via Area Managers. The main objective of this development is to ensure that agents are fully aware of relevant consumer credit legislation and IHC's need to comply with it. The development also focuses on the agent's role, personal safety, credit vetting, sales, collections, dealing with missed payments, arrears management and company policy. All new agents are accompanied by a Development Manager for their first few loans.

Retention. The key factors to the retention of an agent are well targeted engagement and effective support from the Development Manager. This is aimed at enabling the agent to rapidly increase her commission; there is a strong correlation between retention and well paid agents. Agents who consistently make poor lending decisions will therefore be unable to generate sufficient commission. Agent turnover, particularly in the first few months, can be high but IHC has not found it difficult to source agents.

(e) Monitoring of agents

Weekly reviews with Development Manager. The agent meets with the local Development Manager each week to discuss agency performance, customers and any issues or difficulties encountered by the agent. The meeting will include a consideration of applications for new loans, new customers and problems with arrears. Performance targets may also be set and reviewed, to include targets for amounts lent, missed payments, customer quality, arrears, new customers and collections. Most importantly the Development Manager will identify the information the agent requires to develop the profitability of her agency. This will include further development, local marketing initiatives such as leafleting and assistance in dealing with customers in arrears.

Anti-fraud measures. In parallel with the field team which manages the business, a security team is deployed to monitor the lending process in respect of fraudulent loans. The security team carry out both targeted and random spot checks on both customers and agents, and follow up on any suspicious transactions to minimise both customer and agent fraud.

(f) Personal security

Personal safety is closely monitored. Risk assessments are undertaken and care is taken with regard to the establishment of agencies in known high risk areas. IHC provides initial and on-going reviews of personal safety with agents to raise awareness of the personal safety issues they may face and guidance on how to deal with these situations. Advice is also provided in the form of a booklet and video/DVD.

3.4 Customers

(a) Customer profile

The typical customer of IHC is a homemaker, predominantly female (approximately 65 per cent.) and between the ages of 35 and 65. Most are employed part-time or are self employed with a regular, but below average income.

Typically, a customer is looking to borrow a small sum of money (typically circa £200) to meet an immediate, specific purpose and the customer does not want to borrow more than she needs. Uses of the loan range from balancing the household budget in a given month, to meeting school, medical or Christmas expenses, replacing or upgrading domestic appliances and aspirational purchases such as electronics, white and brown goods.

(b) Acquisition and retention of customers

Customer acquisition is achieved through a multi-channel strategy employing a combination of field marketing techniques (including leafleting and point-of-sale materials) allied to extensive use of mass media. The most effective mass media has proved to be television which has driven high levels of awareness and recognition. Latest independent research shows high levels of aided awareness at 79 per cent. in Poland, 75 per cent. in Hungary, and 66 per cent. in the Czech Republic.

Once awareness is achieved it makes the field marketing techniques more effective as customers trust and recognise the Provident name as a reputable company. It is estimated that 60 per cent. of new customer acquisitions come directly from agents who are supported by extensive multi-channel media advertising. In each location, IHC carries out six to seven carefully targeted leaflet campaigns per year and following receipt of the marketing material potential customers will make telephone contact to request a home visit. After word-of-mouth recommendations, leaflets have the greatest impact on the acquisition of new customers. In both cases the agency model provides a powerful acquisition tool: because the agents operate in their local communities, they act as a focal point for potential customers looking for a credit solution.

Internet sites designed for customer recruitment have recently been introduced in the central European markets and are expected to be a useful additional source of new customers.

Once the investment has been made in acquiring a customer, management attention switches to their retention. IHC employs direct mail strategies built around a bespoke customer relationship management system which enables highly targeted mailings to be carried out across key customer segments. There are seven key points in the customer's loan lifecycle which have been identified, which deliver strong response to sales messages and when allied to the segmented targeting provide a highly effective customer retention tool.

Since inception over 50 per cent. of IHC's customers have taken out more than one loan.

3.5 Products

(a) Overview

In each of its markets, IHC specialises in small cash loans typically in the range from £100 to £700 (sterling equivalent of local currency). The loans are unsecured and the customer is not required to provide a guarantor. For the core products, the loan application is a simple procedure with minimal paperwork and few formalities. The loan application clearly sets out the total cost of credit, the weekly repayment amount and the term of the loan.

The agent verifies basic income and outgoings information to establish the capacity of the customer to repay the loan and vets the customer application against a set of acceptance criteria and application risk credit scoring requirements. In addition the agent will form a view as to the character of the customer and whether they will repay the loan. For repeat customers, a behavioural scoring system based on

repayment behaviour has been developed to assist agents with lending decisions and is being rolled out across most of IHC. Please see paragraph 3.6(a)(ii) for additional detail on this system.

(b) *Current product range*

IHC's products are designed to be extremely easy to understand and are transparent. Customers primarily base their borrowing decisions on the size of loan they require and how much they can afford to repay on a weekly basis. Loans are usually delivered to the customer at their home within 48 hours of the customer making contact.

The core weekly home-collected product offering of IHC is the key revenue driver, targeted at customers requiring a fast, small sum loan, usually in the non - prime market. A new customer will typically be able to borrow £75 to £225, which will be repayable over 26, 39 or 52 weeks. The size and term of the loan will vary according to the assessed creditworthiness of the customer. As a general rule new customers receive smaller loans repayable over shorter terms than established customers. Once the customer has established a good payment performance, higher values (typically from £100 to £700) for longer terms of 52 weeks (and 104 weeks in Poland) may be permitted for any subsequent loan.

The home credit service effectively comprises four cost elements:

- home based approval and delivery in cash of the loan;
- weekly collection service of loan repayments from the customer's home;
- interest charge for credit; and
- charge for flexible repayment which allows missed payments without additional interest or penalty charges.;

IHC's preferred approach is to combine all of these features into a single charge to the customer. Most customers prefer the simplicity and transparency of this approach and take comfort in the fact that the amount they owe can never increase as a result of missed payment. In addition, the flexibility to miss the occasional payment is a key feature that attracts customers to the home credit service.

In some markets (as a result of consumer credit legislation) it is necessary to charge separately for some elements of the service. In Poland a cap on interest rates at four times the Lombard rate was introduced in February 2006 and currently stands at 22 per cent. This required IHC to separate the charge for elements of the home credit service such that the agent home service is charged separately as an option and compulsory payment protection insurance, underwritten by a third party insurer, is provided to charge explicitly for the repayment flexibility inherent in the product. The total charge for the service and the resultant fixed weekly repayment is made clear to the customer to retain the simplicity and transparency of the offer. The modified product has been well received by customers and agents. In Hungary, legislation requires a small charge to be made for missed payments.

(c) *Pricing*

A number of factors determine the pricing model for home-collected credit. The prime driver is what the customer can and will pay, expressed as a weekly rate relative to alternative sources of credit and competitor rates.

IHC does not use customer specific risk-based pricing. Rather than adjust the pricing of each product depending on the customer risk profile, IHC manages risk through only targeting the larger advances repaid over longer terms at low risk customers.

Example pricing structure

The pricing structure of the Czech Republic business is shown below. For simplicity the example is based on a £100 loan.

Cost of credit per £100 lent

Term	Loan	Charge	Weekly Payment	Total Payment
26 week	£100	£48.18	£5.70	£148.18
39 week	£100	£60.00	£4.10	£160.00
52 week	£100	£66.45	£3.20	£166.45

The advertised rates for small sum credit tend to be much higher than those of mainstream lenders in the prime market. The price of home credit loans may therefore appear high in comparison to other forms of lending, but comparing price rates between different sizes and terms of loans can be misleading. Firstly, because fixed costs of administration are essentially the same for a small (say £200) loan as for a large (say £5,000) loan, those costs are much more significant in price terms for a small sum loan. Secondly, the APR measure is disproportionately sensitive to changes in the length of the loan term when that term is comparatively short (i.e. measured in weeks or months rather than years). Consequently, many credit providers will not provide small sums of credit and only quote APRs on loans of £1,000 or more. Finally, the charges shown above are for all elements of the home credit service whereas mainstream lenders will make separate charges for items such as penalty fees for late or missed payments and payment protection insurance.

(d) Extending the range of credit products

IHC aims to focus on the provision of credit products to non-prime customers. As the developing markets that IHC is targeting mature and per capita incomes rise, it can be expected that some existing home credit customers will move up to the prime market and to the near prime market segments. IHC does not have competitive advantage to compete with mainstream providers for prime customers but aims to meet the developing credit needs of non-prime customers by extending its range of credit products and building on its established agent and brand infrastructure.

IHC is piloting two new products with a view to extending its product range.

Currently pilot products in Poland and Czech Republic include a combination of the following features:

- monthly agent-collected repayments;
- remote collection of loan repayments (i.e. through the bank, post office or the internet);
- loan terms of up to 36 months; and
- larger value loans of up to £3,000.

3.6 Credit monitoring, arrears management and bad debt levels

(a) Credit controls and risk management

(i) New applications and application credit scoring

With new loan applicants the approach is to lend a relatively small amount and then increase the loan size with good payment performance. The lending decision relies heavily on the judgement of the agent who will undertake credit vetting of the customer and also will consider the customer's character and circumstances. This tried and tested method has recently been supplemented by the introduction of statistically based application scoring. This was successfully introduced in Poland in 2006 and will be rolled-out into other markets in 2007 and 2008.

(ii) Subsequent loans and behavioural credit scoring

Subsequent loans

Once a customer has established a good payment performance, it is possible for the customer to either refinance an existing loan over a longer term (to reduce the weekly repayment amount) or to take out a further loan with a greater weekly total repayment (providing it is still manageable for the customer) or, once an existing loan is fully repaid, to borrow a larger sum over a longer term.

Behavioural credit scoring

In 2006 IHC developed and implemented tailored behavioural credit scorecards in Poland, the Czech Republic and Slovakia and expects in due course to implement scorecards in Hungary, Mexico and Romania. The basic rationale underpinning the scorecard is that a person's past behaviour is indicative of future behaviour. By using a mathematical model to analyse a customer's characteristics, IHC "scores" each customer and predicts the likelihood of a default on future loans.

Each customer is scored weekly and customers with similar scores are banded together. The scoring is then used to create a risk matrix which agents use as a tool to inform repeat lending decisions. Suggested offers (where applicable) are printed on the agent's collecting list, setting out the parameters of maximum loan rates, values and loan term to be offered to each customer, based

on the profile derived from the credit scoring process. These scoring techniques support the lending decision (and quality of that decision). Discretion of whether to lend remains in the hands of the agent, as she must make an assessment of the affordability of the offer generated by the credit scoring system and the customer's current attitude to borrowing. This judgement is based on the agent's knowledge of the customer's income and outgoings and of the customer's circumstances gained through the regular weekly visits.

As this system has been rolled out across Poland, the Czech Republic and Slovakia, it has become a powerful tool to segment customers thereby enabling the business to target repeat offers at lower risk customers and to reduce sales to high risk customers. Full roll-out of this system is a key part of the Company's objective to maximise returns from the established central European operations. A behavioural credit scoring system is currently being developed for Hungary, Mexico and Romania.

(b) Key metrics

As part of the credit control process, IHC routinely collates key metrics which enable management to monitor the effectiveness of the credit management processes and to adjust country or regional credit policies as required to maximise revenues and minimise the credit risk.

Through the periodic review of these key metrics IHC is able to identify new trends and look at these in depth to determine if a response is needed and what it should be.

(c) Arrears management and monitoring

Arrears are managed through a combination of visits, telephone calls and letters. Customers are visited weekly by the agent and, with support of their Development Manager, the agent will initially work to manage accounts in arrears. Given the higher credit risk profile of the customer base, the business expects a certain level of missed payments and factors this into product pricing and its response to missed payments. Accordingly, there is scope to take a flexible approach with late paying customers. A key factor in this approach is the personal relationship and detailed knowledge fostered by the agent.

A weekly list of arrears customers for the Development Manager to visit or call is generated automatically and the Development Manager will (by visit or call to the customer) try to establish the reason for the arrears (e.g. to ensure that missed payments are not simply due to the agent relationship having broken down) and try to manage the customer in tandem with the agent.

Customers that persistently fail to pay are referred to the central debt recovery department. Once the debt has moved into the central system, it is treated as written off and the agent will no longer visit the customer. However, the recovery department uses a combination of calls and letters and, in cases where there is a persistent refusal to pay (rather than an inability to pay), will bring in an external debt collection agency or take the customer to court.

During 2006, in Poland, a revised approach to arrears management using telephone contact from a call centre to supplement the work of the Development Manager was successfully tested. This will be introduced more widely in 2007.

3.7 Markets and competitive position

(a) Overview

IHC currently operates in six emerging markets: Poland, the Czech Republic, Slovakia, Hungary, Mexico and Romania. These markets share common features: strong economic growth, accompanied by a growing demand for consumer products, in conjunction with an underdeveloped supply of consumer credit. Part II above shows the penetration of consumer credit in each market.

The consumer credit industry in all these markets is dynamic, with both new players entering and increasing consolidation amongst existing providers. As explained above, the markets are as yet relatively un-segmented and, to some extent, competitive positions are transitory with some players likely to be serving customers in market segments that they will not occupy in the longer term. This situation has been evolving. In all IHC's markets at the time of its entry there has been a very small prime segment and large non-prime and unservable segments. The non-prime segments had in most markets been provided with credit from local banks and non-bank finance companies on a limited scale. At this stage, instalment credit provided at the point of sale to customers who could provide a guarantee

was the most common source of credit. As the markets have developed, the extent and range of credit products provided to near prime customers has increased and the requirement for guarantors has reduced. At the same time, the size of the prime and non-prime segments in these markets has increased and the un-servable segments have reduced.

IHC has succeeded in establishing a strong, national market position in the non-prime segment in all of the Central European markets and has created the home credit category in all the markets it has entered. Local copycat home credit providers have emerged and offer some local, but not national, competition in the home credit category in all markets except Slovakia, where there is a national competitor. In the Central European markets, customers, particularly near prime customers, do now have a choice of credit products and providers and IHC has successfully faced active competition in these rapidly growing markets in recent years. In Mexico, the market is less developed but IHC believes similar trends can be expected in the future.

There are five key sources of product differentiation:

- **A personal service at home:** Agent home delivery and collection of loans is attractive to many customers and in addition it allows additional data to be collected to inform good lending decisions. The weekly agent visit fits well with the weekly budgeting cycle employed by non-prime customers and promotes a regular payment discipline.

- **Rapid service:** The agent service also allows customers to be rapidly fully credit vetted and loans to be provided (usually within 48 hours of first contact).

- **Flexibility:** Due to the close and regular agent-customer relationship IHC has the ability to be responsive to changes in customer circumstances which may lead to missed repayments. The flexibility for customers to miss payments and the understanding and non-judgemental approach to missed payments by agents is regarded positively by users of home-collected credit.

- **Inclusive:** Customers are typically on average to below average incomes and are not well served by banks.

- **Accessible:** IHC products accommodate those on low incomes who do not want or need to borrow large sums and want manageable repayments.

(b) Markets

(i) Poland

Customers	854,000*$^{\Delta}$	**Net receivables**	£164.1m*
Credit issued	£235.6m†$^{\Delta}$	**Revenue**	£185.0m†$^{\Delta}$

*As at 31 December 2006
†Year ended 31 December 2006
$^{\Delta}$Unaudited information sourced from IHC's internal management accounting records.

Poland is the largest of the Central European markets with a population of 38 million people. The consumer credit market is underdeveloped with consumer credit receivables representing about 19.1 per cent. of GDP but is growing rapidly with a CAGR between 2003 and 2006 of 22.5 per cent.

The Country Manager is Eddie Lawrenson. Eddie has worked for Provident Financial for 33 years in a variety of field and management roles both in the UK and Central Europe. He joined IHC in 1997 and as Vice President of the Polish business he helped shape its early development. In 2001 he moved to Hungary as Country Manager to set up and develop the Hungarian business which subsequently moved into strong profitability. Eddie returned to Poland in July 2006 and during 2006 under his leadership the Polish team substantially improved credit quality and laid the foundations for further growth in customers and receivables.

At the end of 2006 there were 854,000 customers each on average taking £276 during 2006. There were 13,600 agents and 2,030 employees operating in this country.

Poland: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	40%
Store credit	27%
Short term cash loan (not bank)	21%
A loan from friend or family	13%

Source: Independent research by Synovate. Numbers do not total 100% due to rounding.

Research shows that bank loans are the most widely used form of consumer credit taking a 40 per cent. share of the average amount of loans outstanding followed by store credit with 27 per cent. This is indicative of the growing consumerism shown across Poland with strong demand for white goods and electricals. The short term cash loan segment in which IHC is a major player takes a 21 per cent. share of the average amount of loans outstanding. Family and friends at 13 per cent. has declined substantially over the past five years as other, more formal, sources of lending have become available.

(ii) *Czech Republic*

Customers	254,000*$^{\Delta}$	**Net receivables**	£64.6m*
Credit issued	£97.4m†$^{\Delta}$	**Revenue**	£60.7m†$^{\Delta}$

*As at 31 December 2006
†Year ended 31 December 2006
$^{\Delta}$Unaudited information sourced from IHC's internal management accounting records.

The Czech Republic has a population of 10 million people. The consumer credit market remains underdeveloped with consumer credit receivables representing 18.6 per cent. of GDP in 2006 but is growing very rapidly with 31.1 per cent. CAGR between 2003 and 2006. IHC commenced operations here in 1997, with national coverage of 25 branches achieved in 2000. By the end of 2006 there were 254,000 customers of the Czech business, each borrowing an average sum of £383. 3,400 agents and 580 employees operated in this country at this time.

The Country Manager is Kenny McPartland. Kenny has worked for Provident Financial for a total of 21 years in a variety of home credit roles in both the UK and Central Europe. He joined IHC in 1998 and managed field operations in the Czech Republic. He was then promoted to Operations Director before moving to Slovakia in January 2001 to set up the Slovak business. He returned to the Czech Republic as Country Manager in November 2002 and subsequently became responsible for Slovakia at the start of 2006.

Czech: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	38%
A loan from friend or family	24%
Store credit	22%
Short term cash loan (not bank)	16%

Source: Independent research by Synovate

Banks have developed a 38 per cent. share of the market through a combination of overdraft facilities and loan products. This is facilitated by high bank penetration which is estimated at 64 per cent. Informal lending through family and friends retains a large share of the value of credits issued in the Czech Republic at 24 per cent. Typically, however, these are very small sums for emergency purchases. Within the cash loan segment the use of such informal lending has been greatly reduced in recent years as consumers turn to formal loans.

Store credit accounts for 22 per cent. of amounts outstanding and the short term cash loan segment (in which IHC is a major player) accounts for 16 per cent. of the consumer credit market.

(iii) Hungary

Customers	284,000*Δ	**Net receivables**	£60.1m*
Credit issued	£102.7m†Δ	**Revenue**	£70.6m†Δ

*As at 31 December 2006
†Year ended 31 December 2006
ΔUnaudited information sourced from IHC's internal management accounting records.

Hungary has a population of 10 million people. The consumer credit market remains relatively underdeveloped with consumer credit receivables representing 22.4 per cent. of GDP in 2006 but is growing rapidly with 26.5 per cent. CAGR between 2003 and 2006. Pilot operations began in Hungary in 2001 and full geographic coverage of Hungary was completed in 2004 with 24 branches. By the end of 2006 there were 284,000 customers of the Hungarian business, each borrowing an average sum of £362 during 2006. 4,200 fully employed agents and 760 employees operated in this country at this time.

The Country Manager is Balazs Pap who is an Hungarian national. Balazs joined Provident Financial in April 2001 as Operations Manager and progressed to Operations Director before becoming Country Manager in 2006. His prior career was with Budapest Bank and Citibank in Hungary.

Hungary: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	43%
Store credit	26%
Short term cash loan (not bank)	17%
A loan from friend or family	13%
Other	1%

Source: Independent research by Synovate

Bank loans lead the market and have a strong 43 per cent. share of the average amount of loans outstanding.

Increasing activity in the store credit arena has seen this segment grow to 26 per cent. at the expense of informal lending patterns, demonstrating growing consumer demand for more formal credit products.

The short term cash loan segment accounts for 17 per cent. of the credit market and IHC is the largest player in this segment.

(iv) Slovakia

Customers	131,000*Δ	**Net receivables**	£23.1m*
Credit issued	£39.2m†Δ	**Revenue**	£22.3m†Δ

*As at 31 December 2006
†Year ended 31 December 2006
ΔUnaudited information sourced from IHC's internal management accounting records.

Slovakia is the smallest of the Central European markets with a population of 5.5 million people. The consumer credit market remains underdeveloped with consumer credit receivables representing 16.5 per cent. of GDP in 2006 and is growing rapidly with 36.5 per cent CAGR between 2003 and 2006. Pilot operations in Slovakia commenced in the first half of 2001 and reached national coverage in 2004 with 12 branches. By the end of 2006 there were 131,000 customers each borrowing an average sum of £299 during 2006. 1,800 agents and 330 employees operate in this country. The management infrastructure is shared with Czech Republic in order to secure economies of scale and the Country Manager is Kenny McPartland

Slovakia: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	39%
Store credit	25%
A loan from friend or family	18%
Short term cash loan (not bank)	17%
Other	1%

Source: Independent research by Synovate

Bank loans lead the market and have achieved a 39 per cent. share.

With a 25 per cent. share Slovakia has a strong store credit industry with a number of local players establishing themselves alongside the international credit providers. These are predominantly urban based and do not have full national coverage.

Loans from friends and family account for an 18 per cent. share showing that the market has some way to go to maturity. This will reduce as more formal credit products become available.

The short term cash loan segment has three national players, including IHC, and accounts for 17 per cent. of the credit market.

(v) *Mexico*

Customers	252,000*$^{\Delta}$	**Net receivables**	£18.1m*
Credit issued	£48.1m†$^{\Delta}$	**Revenue**	£26.4m†

*As at 31 December 2006
†Year ended 31 December 2006
$^{\Delta}$Unaudited information sourced from IHC's internal management accounting records.

Mexico is a large, emerging economy with a population of 107 million that offers significant growth opportunities for IHC. The consumer credit market remains underdeveloped with consumer credit receivables representing 14.8 per cent. of GDP in 2006 but is growing rapidly with 20.5 per cent. CAGR between 2003 and 2006. The Mexican business commenced with a pilot operation in the city of Puebla in 2003 and, following its successful evaluation, the business is now rolling out across the region towards Veracruz in the east and Acapulco in the west. Mexico has been divided into five separate regions for the purposes of roll-out under Stage 3, each region having a population of around 20 million. In parallel with the roll-out across the Puebla-Veracruz region, expansion into a second (the Guadalajara-Leon region) began in November 2005. Both operations are growing rapidly with 21 new branches opened in 2006. Customer numbers in Mexico already exceed 250,000 and credit issued in 2006 totalled £48.1 million, making Mexico the fastest developing new market in IHC.

The Country Manager is Steve Ford. Steve's career with Provident Financial started 30 years ago as an agent in the UK. He progressed through all levels of management, ultimately becoming the Managing Director of the UK home credit business of Provident Financial in November 2002. Between 1997 and 2002 he worked for IHC as country manager of the Polish business. He set up this business and developed it to over 600,000 customers, before returning to the UK. Steve took early retirement from the UK business in early 2006 but returned to IHC in January 2007 as Country Manager for Mexico. Since his return Steve has refreshed the management team and

focused heavily upon improving the training, recruiting and retention of staff and agents, improving credit quality and laying sound foundations for further territorial expansion within Mexico.

Start-up losses amounted to £3.1 million in 2005 rising to £9.7 million in 2006 with the development of the second region. During 2006, average credit issued per customer was £191.

Mexico: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	33%
Short term cash loan (not bank)	26%
Store credit	25%
A loan from friend or family	16%

Source: Independent research by Synovate

In common with other emerging credit markets a large part (16 per cent.) of Mexican lending is informal through friends and family. This is largely due to a lack of access to formal alternatives with bank loans and overdrafts being effectively restricted to only the highest economic groups.

Store credit is popular with a share of 25 per cent.

The 26 per cent. short term cash loan segment in which IHC operates also includes the pawn shop networks which have for the past decade been the only alternative to friends and family for the non-prime consumers.

80 per cent. of banks are foreign-owned (international banks such as GE, HSBC and Santander have entered the Mexican market in the last three to five years) and overseas owners have been investing in systems and applying international standards to the Mexican market.

There are few mainstream competitors competing in the non-prime cash loan market. Whilst a number of mainstream lenders, such as HSBC and Banco Santander, have entered the Mexican market in the past two to three years their focus has been on core banking and loan products aimed at the prime market. However, there are signs that these lenders are starting to focus on lower demographic segments.

In the non-prime cash loan market the principal competitors include GE Money and Financiera Independencia (of which a minority shareholding was acquired by HSBC in 2006). There are also a number of large local operators, notably Elektra and Banco Azteca, providing store credit and cash loans primarily for white goods and cash loans, and traditional pawn brokers.

(vi) *Romania*

Customers	6,000*$^{\Delta}$	**Net receivables**	£1.0m*
Credit issued	£1.3m†$^{\Delta}$	**Revenue**	£0.3m†

*As at 31 December 2006
†Year ended 31 December 2006
$^{\Delta}$Unaudited information sourced from IHC's internal management accounting records.

Romania is situated in South Eastern Europe and has a population of 22 million people. The Romanian consumer credit market is still very underdeveloped with consumer credit receivables representing just 7.9 per cent. of GDP in 2006 but is growing very rapidly with a 134.8 per cent. CAGR between 2003 and 2006. Up until 2002, commercial banks in Romania were focused mainly on the corporate segment. In 2002, when it was clear that the economy was finally emerging into conditions of greater stability and growth, banks increasingly turned their attention towards the retail market.

The Romanian pilot commenced trading in April 2006 and at the end of 2006 had 6,000 customers, 180 agents and 80 employees operating from four branches in and around Bucharest. The pilot has been a success and full national roll-out is due to commence in July 2007.

The Country Manager is Steve Rice. Steve has worked for Provident Financial for 28 years in field and management roles in both the UK and Central Europe. He joined the Polish business in 2001 to coach and develop local employees. In early 2004 he was promoted to Country Manager for Slovakia and in April 2006 he moved to Romania as Country Manager to set up and develop the Romanian Business.

Romania: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	33%
Short term cash loan (not bank)	28%
Store credit	27%
A loan from friend or family	11%
Other	1%

Source: Independent research by Synovate

Although the use of credit remains very low, those Romanians who do borrow have rapidly embraced the formal lending channels being offered to them. Despite being the newest credit market, only 11 per cent. use friends and family as a source of credit. Use of bank loans (33 per cent.) and store credit (27 per cent.) is on a par with Central European markets. The short term cash loan sector, however, takes a large share of the average amount of loans outstanding with 28 per cent.

(c) New Market Selection

The process of evaluating new countries is continual. IHC maintains and updates a list of countries that it believes are potentially suitable for home-collected credit and which, in due course, the business may test with a pilot operation. This approach has served IHC well since it started operating in 1997 and has enabled IHC to grow from £7 million of losses on £116 million of credit issued in 2000 to 1.8 million customers with £42.3 million profits before tax and exceptional demerger costs on £524 million of credit issued in 2006 (this profit is £3.9 million lower than the £46.2 million disclosed in the Provident Financial 2006 report and accounts due to the additional allocation of Provident Financial central overheads).

Each new market is developed through the following stages:

- Stage 1: High level research
- Stage 2: Detailed research and selection
- Stage 3: Low cost piloting
- Stage 4: Full scale launch and roll-out
- Stage 5: Maximising profitability

Of IHC's six operations, Poland, Czech Republic, Hungary and Slovakia are now at Stage 5, with no further branch openings envisaged. Mexico is currently in Stage 4 and Romania about to enter Stage 4.

(i) Stage 1: High level research

For the 60 or so developing countries with populations of eight million or above (but excluding subsistence economies), market potential is assessed according to the following seven key criteria:

(1) Population size	• Is the target market large enough to represent a worthwhile opportunity?
(2) Legislation framework	• Is it broadly supportive? • Are there regulations that could make lending difficult?
(3) The rule of law	• Could agents operate safely? • Would corruption be a problem? • Are property rights protected?
(4) Funding	• Is it possible to fund receivables with local currency borrowings?
(5) The national economy	• Are the trends in GDP growth and interest rates favourable? • Is the economy sufficiently stable?
(6) Individual wealth	• Could customers afford to borrow enough to give sufficient profit?
(7) Political conditions	• Is the country politically stable?

Having assessed targets against the criteria and ranked the possible targets, IHC shortlists what it considers to be the best opportunities for more detailed research. This activity is relatively low cost and involves desk research (reviewing published information and market research reports) and limited in-country research (making contacts, obtaining legal, tax and accounting advice). IHC carefully chooses a shortlist of markets for further detailed research particularly favouring large, emerging markets with underdeveloped consumer credit markets.

(ii) Stage 2: Detailed research and selection

The shortlist of candidates from stage 1 are then subject to detailed research by IHC's specialist in-house team assisted by lawyers, accountants and market research consultancies. Detailed market research is conducted to evaluate the size of the market, competition and pricing. Employment and property costs are evaluated in detail and the availability of suitable, well educated staff and agents is investigated. Regulatory authorities are approached and the home credit operating model is explained to understand all relevant regulatory issues. Local currency banking facilities commitments are secured. All of this is condensed into an operating plan and financial forecast and a full written presentation is made to IHC's senior management and if, approved, a pilot operation is sanctioned.

(iii) Stage 3: Low cost piloting

The pilot stage is used to provide proof of feasibility of an operation and refinement of the operating and financial model before roll-out, while still limiting the costs and risks to IHC.

A core ex-patriate team of two to four managers drawn from across the countries that comprise IHC will be sent to run the pilot. For instance in Romania the country manager is British with experience in Central European markets whilst the Operations director came from the Polish business and two senior managers were drawn from the Hungarian business. In addition a temporary multi-disciplinary team covering accounting, human resources, administration, marketing and legal will be assembled for a short period to implement the core systems required to run the business and to train local staff. These two teams will recruit and train future managers and develop all the local training and advertising materials. From this basic platform the team builds up administrative capacity and begins to source and develop agents and acquire customers. The business also learns how to operate most effectively within the local culture and whether adjustments to the basic business model are required. As the business grows, agents develop greater knowledge and experience and will acquire more customers, with a corresponding investment in the loan portfolio.

(iv) Stage 4: Full scale launch and roll-out

Roll-out is a high investment phase, but is only undertaken after a successful pilot phase. After a period of 18 months to two years the results of the pilot are formally evaluated. At this stage there will be two or three branches with small satellite operations testing demand in the surrounding area. In all there will be about 30,000 customers. This provides a substantial amount of evidence on which performance can be evaluated and from which financial forecasts can be produced. If the findings from the pilot are positive formal approval to progress to roll-out is given. Not all countries have progressed through to the next stage. In addition to the current six countries of operation, a South African business was commenced in 1998 but, following a strategic review in 2000 of the pilot operation Provident Financial concluded that the market did not fit with the business model due to difficulties in finding sufficient numbers of high-quality agents and closed it down in 2001.

For successful pilot operations the next step is to roll the business out across all or part of the country. Concentrating on urban areas, branches are opened one-by-one in new locations using staff drawn from existing branches. The rate of opening can be varied depending on local conditions but often runs at one branch opening each week or fortnight during the peak of the national roll-out. Marketing is used to source both agents and customers, initially using leafleting and other media that is highly localised. As geographic coverage increases regional radio and television advertising can be deployed and when national coverage is achieved national television and radio can be used. Customers are initially offered small loan amounts for short loan repayment terms (e.g. 13 or 26 weeks). As customer numbers grow and customers apply for subsequent loans, the loan portfolio progresses from small, initial loans to larger ones over longer repayment terms. Roll-out is complete once the branch network is fully open in a country.

(v) Stage 5: Maximising profitability

Once roll-out is complete, the profit maximisation stage is then directed at growing customer number and agent round sizes and increasing average balances per customer to increase profit margins. Many of the costs of the branch network are fixed and so the performance of the business is highly geared to increased revenue in this stage of development. This drives the business rapidly through breakeven into profit and maximising profitability thereafter.

(d) New Country Entry programme

IHC has a successful track record in choosing and entering new markets. The Romanian pilot has recently been evaluated and is due to move into roll-out in July 2007. IHC has sufficient internal resource to add further new markets as well as supporting the roll-outs in Mexico and Romania and so has completed research on two potential new markets for entry in late 2007 and 2008 and has continuing research underway on a further market.

Current candidate countries

IHC has carried out detailed research on Russia and India and is conducting similar research on the Ukraine. Comparable research on Brazil is scheduled for later in 2007. These have all met the initial criteria for market potential and the Directors believe that expansion into any of these four countries could lead to significant long term growth in IHC. All candidate countries are enjoying economic growth and expanding consumer credit markets. Research suggests very early estimates for the potential size of the home credit markets as 3 million in Russia and 5 million in India.

IHC would need to operate as a bank in Russia and the acquisition of a small bank costing in the region of £3 million to £5 million is being investigated. In addition there are a small number of important structural and operating issues that need to be agreed with the Central Bank of Russia before country entry. Subject to satisfactorily concluding these issues, the Company intends to commence a pilot in the Russian market commencing in the later part of 2007.

In India, a smaller market test is intended to confirm the most effective operating model. This is scheduled to commence in 2008. The combined costs of these initiatives in 2008 is planned to be approximately £8 million.

3.8 Current trading and prospects

IHC has made a strong start to 2007 across all markets. The strong improvement in credit quality seen in Poland during the latter part of 2006 has continued, and the investment in expanding the agent force during the last quarter of 2006 has resulted in a return to customer growth during the last three months. The other Central European markets are also performing well, with steady customer growth and good credit quality.

In Mexico, the main focus has been to improve the quality of the business before re-commencing the branch network expansion. Nonetheless, customer numbers have expanded strongly, by 45,000 to 297,000 in total by the end of May 2007, from the existing infrastructure. An improved collections performance has been seen across the Puebla region, aided by stronger controls over new credit issued and significantly improved staff retention which is now at Central European levels. Guadalajara, the second region under development, continues to perform well. The start-up losses for Mexico in 2007 are expected to be broadly similar to those in 2006.

The Romanian pilot continues to perform very well. Rates of customer recruitment are in the line with expectations and customers now exceed 13,000. Credit quality also remains good. National roll-out later in 2007 has recently been approved and it is expected that the investment in start-up losses in 2007 will be £3 to £4 million.

The Company expects its effective tax rate for 2007 to be approximately 30 per cent.

PART IV — DIRECTORS AND CORPORATE GOVERNANCE

1. Directors

The following tables set out information relating to each of the Directors as at the date of this document.

1.1 Directors

Name	Position	Age
Christopher Rodrigues	Executive Chairman	57
John Harnett	Chief Operating Officer	52
David Broadbent	Finance Director	38
Ray Miles	Deputy Chairman and senior non-executive director	62
Charles Gregson	Non-executive director	60
Tony Hales	Non-executive director	59
Nick Page	Non-executive director	54

The business address of each of the Directors is c/o Number Three, Leeds City Office Park, Leeds LS11 5BD.

1.2 Director profiles

Christopher Rodrigues CBE, Executive Chairman

Graduated with a degree in economics and economic history and an MBA. He joined the board of Provident Financial in January 2007 as Joint Deputy Chairman and Chairman of IHC. He is a non-executive director of Ladbrokes plc and Chairman of VisitBritain. Between 2000 and 2004 he was Chief Executive of Bradford and Bingley and was formerly Chief Executive of Thomas Cook. He is also a former President and Chief Executive of Visa International and was a founding board member of the Financial Services Authority.

John Harnett, Chief Operating Officer

Qualified as a chartered accountant in 1981 having graduated in business studies. He joined the Provident Financial group in 1999 and was appointed by the Board as Finance Director. He became Managing Director of IHC in May 2006. He has previously held positions as Finance Director of Allied Colloids PLC and of Holliday Chemical Holdings plc.

David Broadbent, Finance Director

Qualified as a chartered accountant in 1993 having graduated with a degree in classics and an MBA. He joined Provident Financial's International Division in 1999 as a Senior Project Manager and was appointed Divisional Financial Controller of IHC shortly thereafter. He was appointed Divisional Finance Director of IHC in 2003 and is also responsible for IT services. David was previously a Senior Manager with PricewaterhouseCoopers.

Ray Miles, Deputy Chairman and senior non-executive director

Graduated with a degree in economics and an MBA. He joined the board of Provident Financial in 2004. He is a non-executive director of Southern Cross Healthcare Group plc and an advisory director of Stena AB of Sweden. He is also Chairman of Devon Community Foundation. He was formerly Chief Executive of CP Ships Limited.

Charles Gregson, non-executive director

Qualified as a solicitor in 1972 having graduated in history and law. He joined the board of Provident Financial in 1995 as a non-executive director and was appointed Deputy Chairman in 1997. He is a director of United Business Media plc and has had responsibility for a number of businesses (including film studio management, consumer finance, stock photography, market research and news distribution). In addition he is non-executive Chairman of ICAP plc.

Tony Hales, non-executive director

Graduated in chemistry. He joined the board of Provident Financial in October 2006 as a non-executive director. He is currently Chairman of each of British Waterways, Workspace Group plc and NAAFI Limited and a non-executive director of SIS Group Limited. He has previously served as a non-executive director of Welsh Water plc, Aston Villa plc, HSBC Bank plc, Reliance Security Group plc and David Halsall International Limited and as Chief Executive of Allied Domecq plc.

Nick Page, non-executive director

Qualified as a chartered accountant in 1977 having graduated with a degree in philosophy, politics and economics. He was appointed as a consultant to Provident Financial in April 2007, which appointment will terminate on 15 July 2007. He was formerly Chief Operating Officer of Travelex plc and previously held positions as Managing Director of Hambro Insurance Services plc, an executive director of Hambros Bank and Joint Deputy Chairman of Hambro Group Investments. He has also served as a non-executive director of MoneyGram International Limited.

2. Corporate governance

The Board supports high standards of corporate governance. However, on Admission, the Company will not fully comply with the corporate governance requirements of the Combined Code, as it will have an Executive Chairman and Chief Operating Officer. This arrangement has been chosen to ensure the IPF group has the depth of management resource needed to support its ambitious expansion plans. Whilst the Chief Operating Officer will be responsible for the day to day management of the IPF Group, the Executive Chairman expects to devote at least three days a week to his role with the Company and be more intensively involved in the development of the Company's strategy and stakeholder relationships than would typically be the case for a chairman. In all other respects, the Company expects to comply in full with the requirements of the Combined Code and will include in its next annual financial report a statement on the extent to which it has done so and setting out the reasons for any non-compliance.

The Board intends to meet at least seven times per year and may meet at other times at the request of any Director.

The Board has established four principal committees, the Audit and Risk Committee, the Remuneration Committee, the Nomination Committee and the Disclosure Committee, each of which will operate within written terms of reference approved by the Board. These terms of reference are summarised below.

Following Admission, the Company intends to comply with a code of securities dealings in relation to the IPF Shares equivalent to the Model Code published in the Listing Rules. The code will apply to the Directors and relevant employees of the IPF Group.

2.1 Audit and Risk Committee

Members

Nick Page (Chairman)
Tony Hales
Ray Miles

Terms of reference

(a) Membership

1. The Committee will be appointed by the Board from amongst the independent non-executive directors of the Company (one of whom should have recent and relevant financial experience) and will consist of not fewer than three members. A quorum will be two members. A duly convened meeting of the Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Committee.
2. Membership of the Committee will be reviewed by the Board on an annual basis.
3. The Chairman of the Committee will be appointed by the Board. In the absence of the Chairman of the Committee, the remaining members present shall elect one of themselves to chair the meeting.
4. The Company Secretary will be Secretary to the Committee.

(b) Meetings

1. Meetings will be held not less than three times a year; and two of the meetings will be scheduled to review the half year and year end results respectively.

2. Only members of the Committee have the right to attend Committee meetings. However, other individuals such as the Chief Operating Officer, the Finance Director, other directors and representatives from the finance function may be invited to attend for all or part of any meeting, as and when appropriate.

3. Without prejudice to the foregoing provision, a partner of the Internal Auditors, the Finance Director and the Director of Group Accounting will be invited to attend meetings on a regular basis. The Chief Operating Officer will be in attendance as necessary. A partner of the External Auditors will attend when invited. However, at least once a year, the Committee will meet with the External Auditors and Internal Auditors without any executive director present.

(c) Authority

1. The Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

2. The Committee is authorised by the Board if the Committee considers it necessary:

   (a) to obtain internal advice and outside legal or other independent professional advice;

   (b) to secure the attendance of outsiders with relevant experience and expertise; and

   (c) to incur reasonable fees and expenses, which will be paid by the Company.

(d) Duties

The duties of the Committee will be:

(A) AUDIT

(a) to make recommendations to the Board, for it to put to shareholders for their approval in general meeting, in relation to the appointment, reappointment and removal of the External Auditors and to approve the remuneration and terms of engagement of the External Auditors;

(b) to make recommendations to the Board in relation to the appointment, reappointment and removal of the Internal Auditors and to approve the remuneration and terms of appointment of the Internal Auditors;

(c) to agree with the External and Internal Auditors respectively, after they have consulted with line management, each year before the audits commence, the scope, approach and emphasis of their work;

(d) to review and monitor the External Auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;

(e) to review and monitor the effectiveness of the Internal Auditors;

(f) to develop and implement policy on the engagement of the External Auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the External Auditors; and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;

(g) to monitor the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them. Without prejudice to the generality of the

foregoing the Committee will review and challenge where necessary the final and interim announcements to the Stock Exchange for:

* compliance with accounting standards
* any changes in accounting policies and practices
* major judgemental areas and emerging issues
* significant adjustments resulting from the audit
* the going concern assumption
* all material information presented with the financial statements, such as the operating and financial review and the corporate governance statement (insofar as it relates to the audit and risk management)
* compliance with stock exchange and legal requirements;

(h) to discuss reservations arising from the interim and final audits and any matters which the External Auditors may wish to discuss (in the absence of management where necessary);

(i) to approve (and amend as necessary during the year) the internal audit programme;

(j) to consider the major findings of internal audit investigations and management's response, and ensure co-ordination between the Internal and External Auditors;

(k) to keep under review the effectiveness of the group's system of internal financial control and to report to the Board on an annual basis;

(l) to review the External Auditors' management letter and management's response;

(m) to review annually the reporting systems of both External and Internal Auditors to ensure that the flow of information is appropriate and timely;

(n) to review the arrangements by which group employees may in confidence raise concerns about possible improprieties in matters of financial reporting (or other matters). The Committee shall ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action; and

(o) to consider other topics as requested by the Board from time to time.

(B) RISK

To review the work of the Risk Advisory Group[(2)] and in particular:

(a) to consider the nature and extent of the risks facing the Company, the extent and categories of risk which it is acceptable for the Company to bear, the likelihood of risks materialising, the Company's ability to reduce the incidence and the impact on its business of the risks which do materialise and the costs of operating particular controls relative to the benefit thereby obtained in managing the related risks;

(b) to review the risk register and to notify to the Board changes in the status and control evaluation of risks;

(c) to keep under review the effectiveness of the group's system of internal non-financial control, including operational and compliance controls and risk management, and to report to the Board on an annual basis; and

(d) to consider other topics relating to risk as requested by the Board from time to time.

(e) AGM

The Chairman of the Committee will be available to answer shareholders' questions on audit matters at the Company's Annual General Meeting (as requested by the Chairman of the Company).

(2) Management are responsible to the Board for designing, implementing and monitoring the systems of internal control and providing assurance to the Board that it has done so. A Risk Advisory Group comprising the executive directors, the Director of Group Accounting and the Company Secretary will co-ordinate and lead this work.

(f) ***Minutes***

The Secretary shall produce minutes of each meeting which will be circulated to members of the Committee and attendees and, once agreed, to all the other directors.

(g) ***Reporting responsibilities***

The Chairman of the Committee shall report formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities. The Committee shall make whatever recommendations to the Board it deems appropriate on any area within its remit where action or improvement is needed.

(h) ***Other***

The Committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board for approval.

2.2 Remuneration Committee

Members

Ray Miles (Chairman)
Tony Hales
Nick Page

Terms of reference

(a) ***Membership***

1. The Committee will be appointed by the Board from amongst the independent non-executive directors of the Company and will consist of not fewer than three members. A quorum will be two members. A duly convened meeting of the Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Committee.

2. Membership of the Committee will be reviewed by the Board on an annual basis.

3. The Chairman of the Committee will be appointed by the Board. In the absence of the Chairman of the Committee, the remaining members present shall elect one of themselves to chair the meeting. If the Chairman of the Company is a member of the Committee, he or she shall not be Chairman of the Committee.

4. The Company Secretary will be Secretary to the Committee.

(b) ***Meetings***

1. Meetings will be held not less than three times a year.

2. Only members of the Committee have the right to attend Committee meetings. However, other individuals such as the Chief Operating Officer and external advisers may be invited to attend for all or part of any meeting as and when appropriate.

(c) ***Authority***

1. The Committee is authorised by the Board if the Committee considers it necessary:

   (a) to obtain internal advice and outside legal or other independent professional advice;

   (b) to secure the attendance of outsiders with relevant experience and expertise;

   (c) to seek any information it requires from any employee of the Company in order to perform its duties; and

   (d) to incur reasonable fees and expenses, which will be paid by the Company.

2. The Committee shall appoint a firm of remuneration consultants to advise it; PROVIDED that the seeking of internal information and any brief to consultants regarding the executive directors' remuneration will be the subject of prior consultation between the Chairman of the Committee and

the Chief Operating Officer. Such information and work will be commissioned by the Committee through the Secretary to the Committee.

3. The Committee shall consult with the Chairman of the Company about the Chief Operating Officer's remuneration and with the Chairman of the Company and the Chief Operating Officer about the other executive directors' remuneration.

(d) Duties

1. The Committee shall consider and approve all aspects of the Company's remuneration policy for the executive directors, the Chairman and the Company Secretary (including pensions, share option schemes and other incentive schemes, the form of the standard contract of employment and termination payments) and shall make recommendations to the Board as a whole. Such recommendations and any decisions of the Committee are subject to approval by the Board. The Committee shall review the ongoing appropriateness and relevance of their remuneration policy.
2. Without prejudice to the generality of the foregoing, the Committee will ensure that the remuneration and conditions of service of the Chairman of the Company and executive directors support corporate objectives and shareholders' interests, represent value for money, reflect the performance of the Company and the individual directors (as appropriate) and can be properly communicated to shareholders and their representatives and the public, including the press.
3. Within the terms of the agreed policy, the Committee shall determine the individual remuneration packages for the executive directors (including bonus and other incentives), the Chairman and the Company Secretary.
4. The Committee shall agree a policy for the authorisation of expenses claimed by the executive directors and the Chairman and shall once a year review a schedule of expenses claimed by the executive directors and the Chairman in the preceding financial year of the Company.
5. The Committee shall once a year review the shareholdings of the Chairman of the Company and executive directors in the context of the shareholding guidelines.
6. The Committee shall make whatever recommendations to the Board it deems appropriate on any area within its remit where action or improvement is needed.

(e) Share Schemes

The Committee shall constitute the "Committee" for the purposes of any equity incentive schemes and shall grant awards pursuant to such schemes. The Committee shall determine allocation policies and performance share targets.

(f) Minutes

The Secretary shall produce minutes of each meeting which will be circulated to all members of the Committee, and, once agreed, to the Chairman of the Company and to the Chief Operating Officer.

(g) Communication

1. The Committee's conclusions will, in the case of the Chairman of the Company's remuneration package, be communicated by the Chairman of the Committee to the Chairman of the Company.
2. The Committee's conclusions will, in the case of the Chief Operating Officer's remuneration package, be communicated by the Chairman of the Company to the Chief Operating Officer.
3. The Committee's conclusions will, in the case of the other executive directors, be communicated by the Chief Operating Officer to the relevant executive director.
4. The Chairman of the Committee will not, as a matter of course, have a relationship with institutional shareholders and will not initiate contacts with them. He or she will, however, be available to answer queries from specific institutional shareholders at their initiative and will also be available to answer shareholders' questions on remuneration matters at the Company's Annual General Meeting (as requested by the Chairman of the Company).
5. The Committee will produce an annual report of the Company's remuneration policy and practices prior to its approval by the Board.

6. The Chairman of the Committee shall report formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities.

(h) Senior Management Group

The Committee will recommend and monitor the structure and level of pay for the Senior Management Group. For this purpose the structure of pay comprises the mix of basic salary, bonuses, options and other benefits and the level will be judged in relation to a broad assessment of market levels and a relationship with the remuneration of the executive directors.

(i) Exclusions

1. The Committee will not set the individual salaries of the Senior Management Group or other members of the senior management, although it will review and, if appropriate, comment on proposed salaries and salary changes.

2. The fees and expenses of the non-executive directors will be set by the Board as a whole.

(j) Other

The Committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board for approval.

2.3 Nomination Committee

Members

Christopher Rodrigues (Chairman)
John Harnett (Chief Operating Officer)
Charles Gregson
Tony Hales
Ray Miles
Nick Page

Terms of reference

(a) Membership

1. The Committee will be appointed by the Board from amongst the directors of the Company and will consist of not fewer than three members, the majority of whom will be independent non-executive directors selected by the Board and will also include the Chief Operating Officer and the Chairman of the Company. A quorum will be three members, provided one of them is the Chairman of the Committee and that the majority are independent non-executive directors. A duly convened meeting of the Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Committee.

2. Membership of the Committee will be reviewed by the Board on an annual basis.

3. The Chairman of the Company will be the Chairman of the Committee. However, the Chairman of the Company shall not chair the Committee when it is dealing with the matter of succession to the chairmanship. In the latter case, and in the absence of the Chairman of the Committee, the remaining members present shall elect one of their number to chair the meeting.

4. The Company Secretary will be Secretary to the Committee.

(b) Meetings

1. Meetings shall be held at least once a year and at such other times as may be necessary.

2. Only members of the Committee have the right to attend Committee meetings. However, other individuals and external advisers may be invited to attend for all or part of any meeting, as and when appropriate.

(c) Authority

The Committee is authorised by the Board, if the Committee considers it necessary:

(a) to obtain outside legal or other independent professional advice;

(b) to secure the attendance of outsiders with relevant experience and expertise;

(c) to seek any information it requires from any employee of the Company in order to perform its duties; and

(d) to incur reasonable fees and expenses which will be paid by the Company.

(d) Duties

1. The Committee shall keep under review the structure, size and composition (including the skills, knowledge and experience) required of the Board compared to its current position and make recommendations to the Board with regard to any changes.

2. The Committee shall assist the Board in the process of selection and appointment of any new director, as and when required, and shall recommend to the Board the appointment of any new director.

3. Without prejudice to the generality of the foregoing the Committee shall, before an appointment is made to the Board, and after taking appropriate advice and consulting as widely as necessary:

   (a) evaluate the current balance of skills, knowledge and experience on the Board and draw up a specification for approval by the Board of the characteristics and skills of a suitable person required for a particular appointment;

   (b) in identifying suitable candidates, and other than in exceptional circumstances, use an external search consultancy or open advertising and take care that appointees have enough time available to devote to the position;

   (c) prepare a shortlist of candidates for the Board; and

   (d) formulate the proposed terms of appointment as a director of the successful candidate for approval by the whole of the Board.

4. The Committee shall consider, and if it thinks appropriate, recommend to the Board the extension of the term of office of a non-executive director.

5. The Committee shall consider the succession plan annually and report to the Board that it has done so.

6. The Chairman of the Committee shall attend the Annual General Meeting prepared to respond to any shareholder questions on the Committee's activities.

(e) Minutes

Minutes of the meetings of the Committee shall be circulated to all members of the Committee and, once agreed, to the Board unless a conflict of interest exists.

(f) Reporting responsibilities.

The Chairman of the Committee shall report formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities. The Committee shall make whatever recommendations to the Board it deems appropriate on any area within its remit where action or improvement is needed.

2.4 Disclosure Committee

Members

John Harnett (Chairman)
Dave Broadbent
Rosamond Marshall Smith

Alternates

Dave Broadbent or in his absence Rosamond Marshall Smith (as Alternate Chairman)
Richard Heels (for John Harnett)
Richard Heels (for Dave Broadbent)
Susan Tudor-Coulson (for Rosamond Marshall Smith)

Terms of reference

(a) Membership

1. The Committee will be appointed by the Board and will consist of not fewer than three members. A quorum will be two members. Each member shall have one or two alternates. Alternates may meet and form part of the quorum if two or more members of the Committee are on holiday, away from the office on business or otherwise unavailable in exceptional circumstances.

2. Membership of the Committee will be reviewed by the Board on an annual basis.

3. The Chairman of the Committee will be appointed by the Board.

4. The Deputy Company Secretary will be Secretary to the Committee.

(b) Meetings

Meetings will be held not less than three times a year.

(c) Duties

1. The Committee shall be responsible for ensuring that the Company's obligations pursuant to the Disclosure and Transparency Rules (as issued by the Financial Services Authority in July 2005 and amended from time to time) are carried out and that appropriate policies and procedures are in place.

2. Without prejudice to the generality of the foregoing, the Committee shall:

   (a) approve and keep under review the Company's procedures for the issue of announcements to the London Stock Exchange;

   (b) identify inside information and ensure it is notified to the London Stock Exchange in accordance with the Disclosure and Transparency Rules (or that delay is in accordance with those Rules);

   (c) where there is press speculation or market rumour regarding the Company, assess whether a disclosure obligation arises under the Disclosure and Transparency Rules;

   (d) ensure that effective arrangements are in place to deny access to inside information to persons other than those who require it for the exercise of their functions within the Company;

   (e) ensure that procedures are in place for the creation and maintenance of insider lists in accordance with the Disclosure and Transparency Rules;

   (f) ensure that procedures are in place for employees with access to inside information to acknowledge the legal and regulatory duties entailed and to be aware of the sanctions attaching to the misuse or improper circulation of such information;

   (g) ensure that procedures are in place for the notification to the London Stock Exchange of transactions by persons discharging managerial responsibilities and their connected persons; and

   (h) keep under review the Company's relationship and procedures for dealing with investors and analysts.

3. The Committee will, if practicable, refer to the Board:

   (a) any decision to make an unplanned announcement regarding trading; and

   (b) any decision to make an unplanned announcement regarding an event or development.

4. The Committee however has authority to take decisions without reference to the Board on these matters where a meeting of the Board cannot be convened.

(d) Minutes

The Secretary shall produce minutes of each meeting which will be circulated to members of the Committee and, once agreed, to the Board.

(e) Reporting Responsibilities

The Chairman of the Committee shall report formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities. The Committee shall make whatever recommendations to the Board it deems appropriate on any area within its remit where action or improvement is needed.

(f) Other

1. The Committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board for approval.
2. The Committee is authorised to take external professional advice as necessary and, in particular, from the Company's external auditors, brokers and legal advisers.

PART V — OPERATING AND FINANCIAL REVIEW

The following review should be read in conjunction with IHC's historical financial information set out in Part VII (Financial Information and with Part VIII (Unaudited Pro Forma Financial Information). Historical financial information for IHC for the financial years ended 31 December 2004, 31 December 2005 and 31 December 2006 has been prepared on the basis of International Financial Reporting Standards ("IFRS").

This Part V (Operating and Financial Review) contains unaudited operating information in relation to IHC's business, which is derived from management accounts and other information systems in IHC for the relevant accounting periods.

This Part V (Operating and Financial Review) also contains forward-looking statements that involve risks and uncertainties. IPF Group's actual results may differ materially from the results discussed or implied from any forward-looking statements, as a result of factors which include those set out in the earlier section on Risk Factors in this document.

IFRS differs in certain significant respects from US GAAP. IHC has not prepared any financial statements in accordance with US GAAP, or prepared any reconciliation of its financial statements to US GAAP. The effect of any such differences may be material and, in particular, it may be that the total shareholders' equity and net income prepared on the basis of US GAAP would be materially different due to these differences.

Profit before tax

Profit before tax is operating profit from continuing operations after interest costs and other financing charges incurred by the business, but before taking into account tax charges on profits (net of any tax losses allowable).

Throughout the period under review (covering the financial years ended 31 December 2004, 31 December 2005 and 31 December 2006), there have not been any material operations which have been discontinued, nor have there been any operating items classified as exceptional and which might otherwise have been excluded from the calculation of profit before tax, other than £4.2m of demerger costs in 2006 which have been shown separately from other operating items in this Operating and Financial Review.

Figures shown for the audited profit before tax of IHC in the period under review have been extracted directly and without adjustment from the IFRS historical financial information shown in Part VII of this document. Management believes that profit before tax is an appropriate measure of the trading performance of IHC. However, following the demerger of IHC from Provident Financial, changes to the capital structure and costs of borrowing can be expected to result in interest and other finance charges payable which may differ materially in nature and amounts from those incurred by IHC before demerger.

Profit before tax on its own has limitations as an analytical tool and should not be considered in isolation from or as a substitute for a full analysis of IHC's results of operations as reported under IFRS. In particular, profit before tax does not reflect the significant tax expense on profits and associated cash requirements to pay tax on profits, which must be taken into account in establishing the extent to which profits accrue to shareholders.

1. Overview

IHC is an international leader in the provision of small sum consumer credit in emerging markets principally through the medium of home credit. The home credit know-how established within IHC is the cornerstone of its success, and has been built rapidly from a combination of:

- know-how transferred from Provident Financial's UK home credit business, and
- know-how developed in IHC since its inception in 1997, from the process of setting up home credit operations in seven countries and learning from a variety of local issues encountered.

With nearly a decade of operation, IHC now no longer needs the support of Provident Financial's UK home credit business, and can provide the know-how, financial and logistical support needed to develop established and new territories from within its own resources.

1.1 Geographic markets

IHC operates in the following geographic markets:

- Central Europe (Poland, Czech Republic, Slovakia and Hungary)
- Romania
- Mexico

1.2 Principal activities

The principal activity of IHC is that of a home credit provider in the small sum credit market. Home credit is distinguished from the provision of other forms of consumer credit in that it is delivered to and collected from the customer's home by self-employed agents (with the exception of Hungary where agents are employed). As part of a strategy to extend the weekly home credit product range, IHC has conducted a small amount of pilot activity during 2006 testing credit products with differing degrees of non-agent delivery and collection in Poland and the Czech Republic, typically with larger sums and longer loan terms than the standard home credit products. Volumes of this business in 2006 were not material in the context of IHC.

1.3 Revenue and profits growth

IHC has a record of rapid revenue growth, driven by (a) expansion within existing territories through growth in agent and customer numbers, and growth in average amounts lent to customers, and (b) entry into new territories. Even in 2006, when specific issues in Poland resulted in a decrease in revenue, other territories all demonstrated revenue growth. In each territory, early investment in staff and infrastructure creates start-up losses, but rapid revenue and margin growth subsequently drives each territory towards break-even and then profits growth.

Set out below is an analysis of IHC's revenue for the periods under review.

Revenue	2004	growth	2005	growth	2006
	£m		£m		£m
Central Europe					
Poland*	165.5	24%	205.6	(10)%	185.0
Czech Republic*	45.9	16%	53.4	14%	60.7
Hungary*	46.3	50%	69.5	2%	70.6
Slovakia*	11.7	66%	19.4	15%	22.3
Total Central Europe	269.4	29%	347.9	(3)%	338.6
Mexico	1.8	494%	10.7	147%	26.4
Romania	—		—		0.3
Total	271.2	32%	358.6	2%	365.3

*Unaudited information sourced from IHC's internal management accounting records.

Set out below is an analysis of IHC's profit before tax for the periods under review.

Profit before tax	2004	growth	2005	growth	2006
	£m		£m		£m
Central Europe	49.8	22%	60.7	8%	65.7
Mexico	(2.3)		(3.1)		(9.7)
Romania	—		—		(2.4)
UK central costs	(7.7)		(6.5)		(7.4)
	39.8	28%	51.1	(10)%	46.2
Provident Financial central overhead allocation	(3.0)		(5.5)		(3.9)
Profit before tax and demerger costs	36.8	24%	45.6	(7)%	42.3
Demerger costs	—		—		(4.2)
Total	36.8	24%	45.6	(16)%	38.1

All figures shown in the two tables above are reported in sterling at the exchange rates applicable for each of the years in question.

2. Current trading and prospects

A summary of IHC's current trading and prospects is set out at paragraph 3.8 of Part III (The Business) of this document.

3. Principal factors affecting results

3.1 Demerger and the basis of historic financial figures

The financial results for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 as set out in Part VII of this document reflect the results of IHC as an operating division of Provident Financial. For the reasons set out below, this is not the same as the results that IHC would have shown if it had demerged from Provident Financial prior to that period.

The UK central costs include an allocation of costs from Provident Financial in each year that reflects a proportion of the cost of its corporate head office and a charge for the provision of Information Technology ("IT") services. However, as a result of its stand-alone status, IHC will in future need to incur additional expense to (a) provide central holding company support and (b) provide IT services to the business independently of such services historically provided by former fellow subsidiaries remaining with Provident Financial. This additional expense is not reflected in the historic results in Part VII of this document. The Directors expect that following demerger, the annual central costs of IHC will be approximately £5.2 million higher, of which £3.4 million relates to the costs of the corporate head office and £1.8 million to IT.

The costs of financing the IHC operations between 2004 and 2006 are those which arose while the IHC businesses were operating in a larger and more diversified group. The level of these interest and other financing costs would be expected to have been higher if IHC had been separate for those years. It should be noted that the cost of financing IHC going forward will also be affected by changes in its capital structure, most notably the beneficial impact of the capital contributions totalling £70.0 million made by Provident Financial prior to demerger. The directors estimate that the combined impact of the changes in financing arrangements and the capital contributions would have reduced the interest charge in 2006 by £2.8 million.

3.2 Stage of development of each of the emerging economies in which IHC operates

In the period from 2004 to 2006, the demand for consumer credit has been growing strongly in all of the markets in which IHC operates, fuelled by growth in per capita income, and increasing prosperity. This rising demand is discussed in more detail in the Industry and Markets overview in Part II of this document. As a result of this, and its ability to identify and attract those consumers whose credit needs it is well positioned to serve, IHC has experienced rapid growth in customer numbers and credit issued in all its markets, driven by rising demand and geographic expansion within those markets. The future results of IHC will be partly determined by the rate of economic growth in these economies. The Directors believe that there are significant growth opportunities if:

- customers' incomes (and therefore their ability to service larger loan balances) continue to increase; and
- large numbers of new customers can continue to be recruited from those currently unservable, but whose increasing prosperity enables them to enter the credit market.

The Directors also believe that further opportunities will be presented as these emerging credit markets become more clearly segmented. As credit history and bureau information become more prevalent, it is possible that mainstream lenders may tighten their lending criteria resulting in a clearly defined non-prime segment that IHC is well positioned to serve.

3.3 Stages in the growth sequence for each business unit

The IHC businesses follow a pattern of development phases which were set out in Part III of this document. Each phase has its own financial characteristics which can be broadly described for each new country as follows:

(a) Phase 1: High level research

- Costs are not material.

(b) Phase 2: Detailed research and selection

- Costs become material at around £0.5 million to £1.0 million per country.

(c) Phase 3: Low cost piloting

- Start-up losses of around £3.0 million to £6.0 million over a 12 to 24 month period.

- Fixed costs incurred for commencement of trading. A head office and a small number of pilot branches are established.
- Several hundred agents are engaged.
- At least 10,000 customers are recruited to provide a sufficient sample for meaningful analysis.
- If pilot operations are unsuccessful in proving the feasibility of the home credit business model in a particular territory, then further investment is curtailed at this point and closure costs are incurred. This occurred in 2001 with the closure of a pilot operation in South Africa.

(d) Phase 4: Full scale launch and roll-out

- The branch network is built rapidly during roll-out until the full target population in the country (or, in the case of Mexico, in each regional territory) is accessible from the branches.
- A large number of agents are engaged and developed, in groups as each branch opens.
- There is rapid growth in customer numbers.
- Customers initially receive relatively small loans repaid over short periods in order to test their willingness and ability to repay. On subsequent loans customers receive larger advances over longer periods and this drives up revenue per customer.
- Very high revenue growth rates are seen, but from a low base.
- Very high receivables growth rates are also seen, again from a low base.
- Costs per customer are relatively high but reduce as fixed infrastructure costs are spread over a larger customer base.
- Profit margins grow as revenue per customer rises and costs per customer fall.
- A period of high net investment and net cost against IHC's profit before tax.
- The breakeven point is passed when the volume of customers combines with the other trends above to deliver more revenue than costs. Profitability is then driven principally by further growth in customer numbers, increase in average amounts lent, change in mix towards longer term products and control over collections performance.

For larger markets such as Mexico, IHC has modified the roll-out phase by splitting the country into more manageable geographic territories (in the case of Mexico, each representing a population of approximately 20 million) in order to manage risk more effectively. For example, the Mexican pilot started in the Puebla-Veracruz region. A second wave of expansion started in the Guadalajara — Leon region in 2005 with further regions scheduled to be opened in Monterrey, the Northern Borders and Mexico City in the next 3 to 5 years. It is possible, therefore, that some of the five Mexican regions will be rolling out infrastructures at the same time as others are in Phase 5 (maximising profitability).

(e) Phase 5: Maximising profitability

- Few or no further branch openings (given that national coverage is achieved in Phase 4 above).
- Agent engagement remains initially high to increase local geographic coverage of the target market, but subsequently moves into balance with agent turnover once this coverage is achieved.
- Costs per customer continue to fall as fixed costs are spread over rising customer numbers.
- Agent productivity improves and agent turnover falls as they gain experience in lending and collections and build increasing stability in their weekly rounds.
- Rapid growth in customer numbers continues, but growth rates gradually settle back from initial high levels.
- As the rate of growth of customer numbers settles back, the cost of customer acquisition as a proportion of the total cost base also reduces although, in absolute terms, costs of customer acquisition may still be increasing.

- Growth in the aggregate value of loans issued continues to grow faster than customer numbers and revenue per customer increases as customers are re-served with larger advances over longer terms (based on established payment histories and increasing agent lending experience).
- As the number of customers dealt with by each agent increases, additional customers are, on average, of slightly lower credit quality than the first customers recruited. As the collections performance settles down, impairment charges rise from initial very low levels towards their longer term position.

The long term success of each territory in optimising profit depends on management of the balance between:

- driving growth in customer receivables and revenue, from more customers, with increasing average balances borrowed;
- controlling the costs of impairment; and
- containing the growth of infrastructure costs so as to realise the benefits of early investment in the national agent and branch infrastructure and operational gearing.

As the business steadily matures in any given territory, profit margins are expected to increase substantially because of high levels of operational gearing. The home credit infrastructure represents a substantially fixed cost once national coverage has been achieved, and growth in total revenue and revenue per customer (as loan sizes rise and loan terms extend), contributes strongly to growth in profits. However, at the same time there is a tension between growth in revenue and increasing costs of impairment, which can be expected to rise as loan sizes and terms increase and spans of control in the field force are extended to improve operating efficiency. The strategy for each maturing territory is therefore to maintain a balance between revenue growth, costs, and impairment performance.

The future results of IHC will therefore be strongly determined by:

- the pace of development and investment in the existing operations in Romania and Mexico; and
- the mix of countries at different stages in the growth sequence (both of existing and future new entry territories) in any one results year. Future profitability will be strongly determined by the number and the relative sizes of the territories at each development stage in any given year. For instance, the process of a roll-out in a country of around 100 million population (such as Mexico) will involve greater cost over a longer period than the process of roll-out in a country of around 10 million population (such as the Czech Republic).

3.4 Investment in new business territories

The results of IHC as a whole shown in Part VII of this document have been materially affected by the extent of start-up losses incurred in opening up new markets.

During 2004, IHC started to roll out its branch infrastructure in the Puebla-Veracruz region, the first of five regions identified within Mexico. This business grew strongly in between 2004 and 2006 and a second region of Mexico, Guadalajara-Leon, was entered in 2005. The building of a branch infrastructure involves the acquisition and alteration of leasehold property, the installation of computer and communication equipment, the costs of engaging and developing agents, and marketing costs to recruit customers. Each branch is loss-making until it reaches an economic scale. As a result, each region is loss-making during the period of rapid geographic expansion that follows the conclusion of a successful pilot stage. As well as substantial start-up losses in Mexico (of £2.3 million in 2004, £3.1 million in 2005 and £9.7 million in 2006), there was also capital investment in fixed assets and investment in growth of net receivables.

IHC launched its pilot phase of activity in Romania which commenced trading in April 2006. Activity in 2006 involved setting up a head office and an initial branch infrastructure in Bucharest and incurred start-up losses of £2.4 million in the year.

The overall effects of investment in these new business units can be seen in the table setting out profit before tax in section 1.3 above of this Operating and Financial Review. Against the contribution to IHC profits of £65.7 million from Central Europe in 2006, the investments in that year in start-up losses in Mexico and Romania totalled £12.1 million.

The markets that IHC is currently researching include very large markets such as Russia, India and Brazil. As these would be developed region by region, the investment in start-up losses would be larger and the time

to profitability would be longer than with the smaller Central Europe markets. However, in the medium to long term, IHC's profitability would be expected to be significantly enhanced by new country entry.

3.5 Impairment

Impairment charges arise from the reduction in the value of net receivables due to expected losses from non-payment of loan instalments by customers. This is described in more detail later in paragraph 4.3(b) of this Operating and Financial Review.

During the early stages of development of a country, impairment levels are generally low, with strong collections performance driven by a combination of the following factors:

- Loans made in these early stages are relatively short term and low value and less likely to suffer from customer default when compared with larger average value and longer term loans issued at later stages of country development.
- Sales are subject to more stringent credit control than normal to ensure that any arrears problems are minimal while staff and agents are still relatively inexperienced.
- Ratios of customers to agents and agents to managers are relatively low in the period in which the agent network is being built. This enables greater focus on early management of arrears albeit at levels which would not be cost effective to administer in the long term.
- When the customer receivables portfolio is growing rapidly, a significant proportion of loans will have been written too recently to have had sufficient time to demonstrate impairment. In a more established portfolio, the proportion of very recent business is smaller, and accordingly higher impairment levels are seen.

As the operation develops in a new territory, for the reasons set out above, the impairment levels are expected to rise from an unusually low initial position towards a more stable long term level. Impairment costs measured as a proportion of revenue are therefore strongly influenced by the stage of development of a territory.

Impairment may then also be affected by:

- Any subsequent variations in the relevant country's economic performance which might in turn affect customers' incomes and their ability to repay loans.
- Any variations over time in the credit quality of customers acquired.
- The strength of the continued management of the collections performance of the business.
- One-off events such as legislative or regulatory events which may affect repayment patterns (for instance, the changes seen in Slovakia in 2004 which reduced the payment of state unemployment benefits).
- Product mix, with longer term and larger value loans having higher revenue and charges per £ advanced.

IHC has ten years' statistical experience across seven countries of the patterns of impairment which might be expected at different stages of development of an IHC operation. While each country will experience factors which differentiate its impairment performance from other countries, the experience already gained is important in informing management about the likely development of impairment in each new country.

3.6 Cost trends

As each country develops, the results are affected by the nature of the cost base. In the early years of country development, the largely fixed costs of building a branch and agent network are incurred, and together with the variable costs of agent commission, these costs exceed revenues from the relatively small but rapidly growing customer base. However,

- once the branch network with its largely fixed costs is fully deployed; and
- as customer numbers increase; and
- as larger value longer term, repeat business with established customers leads to increased average revenue per customer,

then the rate of annual increase of the cost base settles at a much lower level, and additional revenues overtake additional costs. This effect of "operational gearing" means that costs as a proportion of revenues are expected to fall once national branch coverage is achieved, and this is a key factor in the growth of profitability during Phase 5 (Maximising profitability) as referred to above.

Cost inflation is a factor which affects the results of IHC. The revenue which can be earned from each customer loan is fixed at the outset of that loan. However, most of the costs which are charged against that revenue are subject to inflation. Employee costs and branch and head office running costs will increase through a combination of earnings and price inflation and can erode profitability. Protection against this comes principally in three ways:

- Agent commission costs are largely and directly linked to the amounts of collections on customer loans, and therefore follow a relationship expressed typically as a percentage of the amount of revenue earned. This prevents inflation from affecting agent commissions in a way that puts pressure on margins.
- Loans are issued over relatively short periods (usually of less than one year), and exposure to cost inflation during the period of any loan is limited.
- If earnings and price inflation accelerate for a sustained period in any given country, then the average loan size sought by customers (and their ability to service debt repayments) would be expected to increase at approximately the same rate as wage inflation.

Whilst IHC operates in emerging economies, it does not consider entering countries with very high inflation rates or economic instability. Nonetheless, high inflation may be a greater risk in IHC's territories than for developed countries, but in all existing markets residual risk is reducing with the continuing advancement of economic development of these countries. The Directors believe that the entry of the Central European countries and Romania into the EU both demonstrates and assists with this process. Further information on this risk is contained in paragraph 1 of the 'Risk Factors' section of this document.

3.7 Exchange rates

The financial results of IHC are set out in sterling. However, all of the revenue and most of the costs of IHC are denominated in currencies other than sterling. Movements in the exchange rates of these currencies against sterling can therefore affect the sterling translations of revenues, costs and profits and of balance sheet net asset values.

The principal exchange rates involved during the period were as follows:

At 31 December:		2004	2005	2006
Polish zloty	(PLN: £)	5.77	5.58	5.68
Czech crown	(CZK: £)	42.87	42.18	40.78
Hungarian forint	(HUF: £)	346.36	366.68	372.57
Slovak crown	(SKK: £)	54.70	54.95	51.08
Mexican peso	(MXN: £)	21.34	18.29	21.14
Romanian leu	(RON: £)	n/a	n/a	5.01

Average rates during:		2004	2005	2006
Polish zloty	(PLN: £)	6.68	5.89	5.71
Czech crown	(CZK: £)	47.00	43.53	41.51
Hungarian forint	(HUF: £)	370.21	362.37	386.85
Slovak crown	(SKK: £)	58.99	56.40	54.50
Mexican peso	(MXN: £)	20.66	19.83	20.09
Romanian leu	(RON: £)	n/a	n/a	5.16

IHC manages its exposure to changes in currency exchange rates by:

- Borrowing in local currency to match against local currency customer receivables wherever practicable. The vast majority of borrowing used to fund customer receivables in IHC is sourced in this way.
- Fixing exchange rates with forward contracts in advance of any planned cashflows between the UK and the countries in which it operates.
- Using derivative contracts to mitigate the risk of reported results being materially affected by significant fluctuations in the functional currencies of its operating subsidiaries.

3.8 Interest Rates

The revenues earned by IHC are predominantly from service charges fixed in advance at the start of each loan made to a customer. However, the wholesale borrowing by IHC from banking markets to fund these loans is generally on terms which involve monthly or quarterly repricing of interest rates. Consequently there is scope for interest costs to rise or fall without matching increases or decreases in customer revenue. Interest rate volatility in the countries in which IHC operates can therefore be a factor affecting profitability.

IHC has low exposure to interest rate volatility. Interest costs for IHC as a proportion of total costs are relatively low (typically around 6.5 to 7.0 per cent.), with much of the cost base of IHC in any given country made up of agent commission, management and branch network infrastructure costs and impairment. The sensitivity of total costs to interest rate volatility is therefore relatively low compared to mainstream lenders. In addition, loans are made for relatively short periods of less than one year, thus limiting exposure.

Over the period under review, the countries in which IHC operates have not been subject to high volatility in interest rates (except in Hungary in the second half of 2003 when interest rates increased from 6.5 per cent. to a peak of around 12.0 per cent.). In any case, extensive interest rate management by IHC has reduced the impact of any volatility as follows:

- IHC protects its lending margin by hedging the interest rate on its borrowings. This fixes interest rates for most of IHC's borrowings for the forthcoming 12 months falling progressively to hedging of around 35 per cent. of the expected interest cost 24 to 36 months into the future.
- By fixing customer loan terms predominantly at one year or less, IHC retains the opportunity to re-price further advances made to customers in the event that market interest rates rise substantially in any country in which IHC operates.

3.9 Tax

The IHC tax charge and the effective tax rate is a function of the following features:

- Operating entities overseas are subject to corporate income tax on operating profits at rates varying between 19 per cent. in Poland and Slovakia to 29 per cent. in Mexico. IHC's policy has been to retain profits in overseas operating subsidiaries. On that basis, there has been no requirement to provide deferred tax on temporary differences arising on investments in such overseas subsidiaries and IHC has therefore benefitted from taxing overseas operating profits at lower overseas tax rates rather than at the historic UK rate of 30 per cent.
- However, the benefit of taxing overseas profits at lower overseas tax rates is offset by the increase in the tax charge caused by the relatively high levels of tax disallowable items overseas, particularly in the Central European jurisdictions. In particular, in certain jurisdictions, because of particular features of the home credit business, no tax deduction is available for bad debt and impairment costs and losses arising from agent fraud. However, overseas companies have, where possible, entered into intra-group hedging arrangements to hedge the underlying credit risk inherent in customer receivables. One of the consequences of such arrangements is that they can enable effective tax relief to be secured for bad debt and impairment cost. Such arrangements have not been possible in all territories.

Other features which could have an impact on future tax charges are as follows:

- Tax legislation in the Central and Eastern European jurisdictions in which IHC operates has been subject to significant change in recent years. Coupled with this, a home credit business has a number of unusual features which make it unclear as to how overseas tax authorities will tax certain aspects of the operations. Certainty of tax treatment may only be obtained once the operation has been subject to tax audit. In some cases this can be some years after the item has first been reflected in the financial statements. IHC recognises liabilities for anticipated tax audit and enquiry issues based on an assessment of whether such liabilities are likely to fall due. If the outcome of such audits is different to the amount originally estimated, such differences will be recognised in the period in which the audit or enquiry is determined. Any differences may necessitate a material adjustment.
- The Polish business, in common with a number of other financial institutions in Poland, has been subject to a corporate income tax audit in respect of the years 2003 and 2004. The audit is ongoing and could, in time, be extended to other years. A number of areas are being challenged, in particular, the recognition of revenue for tax purposes and intra-group credit risk hedging arrangements. If these areas were ultimately all resolved in favour of the Polish tax authorities, this would result in a material

adverse impact on the tax charge. Provident Financial has agreed to indemnify the IPF Group in respect of any adverse tax charge arising from the Polish tax audit.

- For regulatory reasons, it is typically necessary to establish operations in a new market as a company rather than as a branch of an existing operation. Historically, IHC's operating model and transfer pricing policy has allowed effective tax relief for new market start-up losses to be secured against UK profits of the PF Group. Following the Demerger, such a position will no longer be possible. As a consequence, effective relief for start-up losses incurred by IHC on entering into a new market and losses incurred in the initial phases of a new operation will typically only be secured by carrying forward those losses for relief against future profits of the new overseas operation. If future profits do not materialise or IHC withdraws from the new market, effective relief for start-up losses will not be available. This will lead to an adverse impact on future tax charges.

3.10 Regulatory Environment and Changes

Each country in which IHC operates has a different regulatory framework with which home credit must comply. Changes to these frameworks have been and may in the future be a significant factor influencing profitability. In the period covered by this Operating and Financial Review, these changes included:

- the introduction of an interest rate cap in Poland, and
- an order by the PSZÁF, the Hungarian Financial Supervisory Authority, requiring a seven week suspension of trading while certain administrative changes were made.

The effects of these specific factors are discussed later in this section. Further changes could arise in any of the countries in which IHC operates, and could have a material effect on performance although it should be noted that IHC has continued to trade profitably in both of these markets through limited adaptation of the home credit model.

3.11 Pensions

The companies in IHC have historically provided pensions for employees permanently resident in the United Kingdom or originating from the United Kingdom but working temporarily overseas. This provision has been through final salary and stakeholder schemes of Provident Financial. Employees in territories outside the United Kingdom accrue pensions through state-sponsored schemes to which IHC contributes. As IHC has only incurred pensions costs in respect of a small number of employees (around 100), the costs of pension provision have not been material to the historic results of IHC. As at 31 December 2006, the Provident Financial final salary schemes were over-funded on an IFRS basis.

IHC will continue to provide pensions for those of its employees who currently benefit from such schemes within the PF Group. Final salary and stakeholder pension schemes will be established by IHC after a transition period and will offer benefits comparable in nature to those benefits currently enjoyed by the relevant members of the Provident Financial schemes. The final salary scheme will be closed to new entrants. The basis of arriving at the costs of such pension provision to IHC is not expected to change materially as a result of Demerger from Provident Financial.

4. Basis of accounts and explanation of line items

4.1 Combined financial information

IHC's combined financial information for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 has been prepared on the basis of IFRS as adopted by the EU.

4.2 Accounting policies

The principal accounting policies applied in preparing the combined financial information for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 on the basis of IFRS are set out in detail in Part VII of this document. These policies have been consistently applied to all three years. It should be noted however that the results for the year ended 31 December 2004 were initially reported under accounting policies in force prior to the implementation of IFRS in 2005. The financial information reported in this document for 2004 therefore represents that reported as prior year comparatives in the financial statements for the year ended 31 December 2005.

4.3 Explanation of line items — key components of the income statement

(a) Revenue

Revenue, which excludes value added tax and intra-group transactions, comprises interest on customer receivables and other charges earned by IHC. Changes in revenue from year to year are driven principally by a combination of the following:

- the number of operating units (countries / territories) in operation;
- the stage of development of each operating unit and mix of operating units at different stages of that development;
- the number of home credit branches open in each territory;
- the number of home credit agents active in each territory;
- the prices charged and product terms offered by each operation;
- the effectiveness of customer acquisition methods and expenditure;
- the number of new customers acquired;
- the number of existing customers re-served with further loans;
- the average amounts borrowed by customers; and
- the average terms over which loans are repaid and across which the revenue is spread.

The net effect of these revenue drivers is then also subject to external factors such as:

- the growth of consumer credit demand and economic prosperity in each territory;
- the effects of competing sources of consumer credit in the target markets; and
- the impact of one-off events on demand (extreme weather, political events, etc.).

Revenue is also a function of internal credit policies applied by IHC management which may tighten or ease customer acceptance criteria and/or loan sizes.

Revenue is recognised over the life of each loan as a percentage of the net outstanding amount receivable in accordance with the accounting policy as described in more detail in Part VII of this document. In summary, revenue is recognised by:

- calculating the discount rate implicit in a customer loan. This is the rate that discounts to the principal amount of the loan the contracted pattern of future cash flow repayments (covering both principal and service charge) modified to allow for expected early repayments but assuming no non-repayment. This is known as the Effective Interest Rate (EIR) of the loan;
- using the EIR in each period of the loan to calculate revenue earned by applying the EIR to the net carrying value (after netting off the impairment provision) of the loan outstanding at the end of that period; and
- when a loan shows evidence of impairment, an impairment charge is made against the carrying value of the loan to reduce the carrying value to the equivalent of the expected future cash repayments discounted to a present value using the EIR.

Revenue and impairment are therefore interlinked and cannot be viewed in isolation from each other. Impairment is discussed in the next paragraph.

(b) Operating costs

These costs comprise the directly variable costs of operations, principally:

Impairment. Impairment represents the reduction in the value of receivables due to expected future losses from non-payment of loan instalments by customers. An impairment charge is only triggered when evidence of non-payment arises. Non-paying loans are sorted into arrears stages according to the amount paid as a proportion of the amount due in the preceding 13 weeks. For each arrears stage an impairment charge is calculated by:

- estimating the future cash flows from the sections of the loan portfolio at each different stage of arrears, based upon past performance of loans at those arrears stages;
- discounting the estimated future cash flows using the effective interest rate of the loan portfolio; and
- comparing the discounted value of the cash flows with the existing balance sheet carrying value of net receivables and charging (or crediting back as appropriate) any difference to the income statement as impairment.

Agent commission costs. Agents are remunerated largely according to the amounts they collect from customers rather than the amounts they lend. Remuneration is also partly related to recruiting new customers. In general, agent remuneration costs show steady relationships against revenue.

Marketing costs. The costs arising from marketing, awareness and brand-building campaigns.

(c) Administrative expenses

These costs are predominantly fixed in nature, relating to the branch and head office infrastructure needed to manage the agent network and all other aspects of the business in each country of operation. These costs include:

Agent management costs. Agents are overseen by development managers who are employees of IHC. The costs of these employees vary with the size of the agent network, but as each country reaches a point where the size of the agent network starts to level off, these payroll costs become relatively fixed in nature, varying thereafter usually with inflation and performance bonuses.

Branch infrastructure costs. These include establishment costs for the branch network properties, and the costs of local clerical support and management staff. Again, once the branch network in a country is complete, these costs are largely fixed in nature.

Head office costs. These include central management and support teams for each country, and the costs of operating in each jurisdiction (legal and regulatory, accounting and local audit, local tax advice etc.). Again these are largely fixed in nature once a national branch network infrastructure is established.

Information technology costs. These include the costs of providing systems for processing loan and repayment transactions, customer account maintenance, credit approval and scoring and management information.

(d) Interest and finance charges

Interest and finance charges consist primarily of local interest costs arising from bank borrowings, costs or recoveries from interest rate hedging, and any costs recharged from the UK for borrowings originally sourced in sterling, bank facility commitment and other fees incurred.

5. Results of operations

Set out below is a discussion of the historic financial results of IHC for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 on the basis of IFRS as adopted by the EU. Results are presented for:

(a) The three years ended 31 December 2004, 31 December 2005 and 31 December 2006 for the geographic areas of Central Europe, Romania and Mexico.

(b) The year ended 31 December 2006 compared with the year ended 31 December 2005, at IHC level.

(c) The year ended 31 December 2005 compared with the year ended 31 December 2004, at IHC level.

5.1 Results by geographic segment for the three year period 2004 — 2006

The financial results of the operations in each geographic segment are shown in detail across the three year period 2004 — 2006 below.

(a) *Central Europe*

	2004	% change	2005	% change	2006
Agent numbers at year-end	19,400	11%	21,600	6%	23,000
Customer numbers at year-end ('000)	1,524	8%	1,646	(7)%	1,523
Net receivables at year-end (£m)	282.9	12%	317.3	(2)%	311.9
Credit issued (£m)*	432.9	21%	522.3	(9)%	474.9
Revenue (£m)	269.4	29%	347.9	(3)%	338.6
Impairment (£m)*	(86.5)	(49)%	(128.8)	30%	(90.6)
Revenue less impairment (£m)	182.9	20%	219.1	13%	248.0
Agent commission (£m)*	(31.1)	(28)%	(39.9)	1%	(39.7)
Operating costs (£m)*	(83.2)	(20)%	(100.2)	(24)%	(124.4)
Interest (£m)*	(18.8)	3%	(18.3)	1%	(18.2)
Profit before tax (£m)	49.8	22%	60.7	8%	65.7

*Unaudited information sourced from IHC's internal management accounting records.

The effects of operating activities of individual countries on the overall results of Central Europe and IHC trading results are considered in detail in the discussions which compare the trading results of 2006 with 2005 and 2005 with 2004 as set out later in this Operating and Financial Review.

(b) *Romania*

The Romanian operation was launched into its pilot phase early in 2006. Its initial impact on IHC results was a net loss of £2.4 million for 2006. This reflected the initial start-up losses of establishing a senior management team, a head office in Bucharest, completion of the procedures needed to open for business, and initial development of an agent and customer network. By the end of 2006, there were 180 agents and just over 6,000 customers. Early performance has not produced any unforeseen material problems.

With a population of 22 million, Romania represents a significant potential market for IHC. National roll-out later in 2007 has recently been approved and it is expected that the investment in start-up losses in 2007 will be £3 million to £4 million. Thereafter, Romania would be expected to provide significant positive profit contributions to IHC in the long term.

(c) *Mexico*

	2004	2005	2006
Agent numbers at year-end	600	2,200	5,200
Customer numbers at year-end ('000)	35	131	252
Net receivables year-end (£m)	2.2	11.4	18.1
Credit issued (£m)*	3.9	22.6	48.1
Revenue (£m)	1.8	10.7	26.4
Impairment (£m)*	(0.5)	(3.6)	(12.5)
Revenue less impairment (£m)	1.3	7.1	13.9
Agent commission (£m)*	(0.2)	(1.2)	(2.6)
Operating costs (£m)*	(3.2)	(8.0)	(18.6)
Interest (£m)*	(0.2)	(1.0)	(2.4)
Loss before tax (£m)	(2.3)	(3.1)	(9.7)

*Unaudited information sourced from IHC's internal management accounting records.

The trading results of Mexico are considered in detail in the discussions comparing IHC's trading results of 2006 with 2005, and 2005 with 2004 as set out later in this Operating and Financial Review.

Percentage growth figures have not been shown in the table above as the early stages of development in Mexico result in very high percentage movements from small absolute values. These cannot be meaningfully interpreted.

5.2 Comparison of the results for IHC for the year ended 31 December 2006 with the year ended 31 December 2005

The following table sets out selected financial information extracted from the financial information presented in Part VII of this document.

	2005	2006	Change	% change
	£m	£m	£m	
Revenue	358.6	365.3	6.7	2
Finance income	6.1	7.2	1.1	18
Impairment	(132.4)	(103.1)	29.3	22
Other operating costs	(56.2)	(58.2)	(2.0)	(4)
Administrative expenses	(105.1)	(144.5)	(39.4)	(37)
Finance costs	(25.4)	(28.6)	(3.2)	(13)
Profit before taxation	45.6	38.1	(7.5)	(16)
Profit before taxation and demerger costs	45.6	42.3	(3.3)	(7)
Demerger costs	—	(4.2)	(4.2)	—
Profit before taxation	45.6	38.1	(7.5)	(16)
Tax expense	(13.8)	(12.7)	1.1	8
Profit for the year	31.8	25.4	(6.4)	(20)

(a) *Summary of trading performance for 2006 compared with 2005*

The key focus for Central Europe in 2006 was improved credit control leading to a better quality and more profitable business. Central Europe delivered an 8 per cent. increase in profits to £65.7 million despite a seven week interruption to loan sales in Hungary due to the requirements of the Hungarian Financial Supervisory Authority, the PSZÁF. The Polish operation increased its profit while adapting to the introduction of an interest rate cap and focusing on improvement in credit control and collections and built a platform for renewed revenue growth in 2007. In Hungary, volumes and profit reduced a little with the suspension of lending and additional costs of the regulatory action, affecting profits by £3.7 million[3]. Without this, the business would have reported profits growth. The business in the Czech Republic grew profit strongly through much improved credit quality and focusing issue growth on those customers with a lower credit risk. Meanwhile, Slovakia moved from start-up losses in earlier years into profit in 2006. In all Central European countries, impairment reduced significantly as a percentage of revenue.

Poland: Tighter credit controls aimed at reducing unprofitable lending caused customer numbers in Poland to reduce by 12 per cent. from 968,000 at the end of 2005 to 854,000 at the end of 2006. Alongside this, revenue decreased by 10 per cent. to £185.0 million[3]. The aim in Poland in 2006 was to restore the long-term balance between growth, costs and credit quality and to build a foundation for renewed growth in 2007. Substantial initiatives were undertaken to achieve improvements in credit quality and collections management. The related costs were more than repaid by a substantial reduction of the impairment charge as a percentage of revenue from 43 per cent. in 2005 to 30 per cent. in 2006. Despite the reduction in size of the business in 2006, profit in Poland increased and a strong foundation was built for a resumption of customer growth in 2007 including the engagement of an additional 1,000 agents and the recruitment of an additional 150 Development Managers.

Czech Republic: Customer numbers increased slightly from 250,000 at the end of 2005 to 254,000 at the end of 2006, but credit issued increased by 8 per cent to £97.4 million[3] with a focus on lending more to lower risk customers. Initiatives to improve credit quality were successful with impairment as a percentage of revenue reducing from 26 per cent. to 16 per cent. and the contribution to Central European profits was substantially increased. It should be noted

(3) Unaudited information sourced from IHC's internal management accounting records.

that the significant improvement in impairment as a percentage of revenue was partly attributable to the benefit of a £3.5 million credit to impairment provisions[3] reflecting improvements in credit quality of loans issued in previous years.

Hungary: In the fourth quarter of 2006, and in response to points raised by the Hungarian courts (in a case relating to an alleged agent fraud), the Hungarian Financial Supervisory Authority (the "**PSZÁF**") requested that the business make changes to some of its administration methods and customer documentation. It should be noted that the same administrative methods and customer documentation had been presented to the PSZÁF prior to it granting the initial trading licence to the Hungarian business and that regular audits prior to 2006 had resulted in no significant issues or recommendations. The PSZÁF required that no further new business could be written until many of these changes had been made, and as a result, the operation was unable to make loans to customers for a period of seven weeks (although it was still able to continue to collect payments on existing loans). The most significant change required by the PSZÁF was that agents were to be employed by the business instead of being self-employed. Consequently, agents are now on employment contracts with salary based purely on performance but set at levels higher than minimum wage requirements in Hungary. During the seven-week pause in lending activity, 96 per cent. of agents were successfully transferred from self-employed to employed status, and lending resumed during the pre-Christmas period. The overall impact on profit before tax was a net reduction of £3.7 million in 2006[3], taking into account lost customer revenue, increased costs arising from employed status and ancillary costs of implementing the changes. In 2007, this is expected to rise to around £6.0 million (after taking into account changes to pricing designed to offset some of the lost revenue and additional costs), but reducing thereafter. Therefore, as a result of the PSZÁF action, profit in Hungary reduced slightly in 2006. Customer numbers also reduced, by 7 per cent. from 306,000 at the end of 2005 to 284,000 at the end of 2006, and credit issued was down by 8 per cent. to £102.7 million[3]. However, Hungary is now well positioned to resume growth in 2007.

Slovakia: 2006 was the first year since its establishment in 2001 in which Slovakia delivered a profit contribution. The key factor in 2006 was progress in improvement in credit quality, which delivered a reduction in impairment costs, in combination with a 15 per cent. increase in revenue. Customer numbers increased by 7 per cent. from 122,000 at the end of 2005 to 131,000 at the end of 2006, with credit issued up by 9 per cent. to £39.2 million[3]. In 2006, Slovakia was linked through common management with the operation in the Czech Republic, resulting in further economies of scale.

Mexico: In 2006 the operation continued to roll-out agent and branch infrastructure across the first region of Puebla-Veracruz, and the second region of Guadalajara-Leon. Customer numbers increased by 92 per cent. from 131,000 at the end of 2005 (served by over 2,200 agents from 16 branches), to 252,000 customers at the end of 2006 (served by over 5,200 agents from 34 branches). This pace of growth was the fastest ever undertaken by IHC and during 2006 evidence from rising agent and field staff turnover and higher than expected levels of impairment charges indicated that a period of consolidation was needed before any further branches were opened. Further branch openings were therefore deferred and credit controls were tightened, and a strategy was deployed to strengthen management and reduce agent and staff turnover.

Profit growth in Central Europe was more than offset by start-up losses arising from further investment in the rapid growth of infrastructure in Mexico and a new pilot operation in Romania. The investment in these start-up losses in Mexico and Romania for 2006 was £12.1 million, up from £3.1 million in 2005. Consequently, after central costs, IHC's profit before tax and exceptional demerger costs decreased by 7 per cent. from £45.6 million in 2005 to £42.3 million in 2006 (this profit is £3.9 million lower than the £46.2 million disclosed in the Provident Financial 2006 report and accounts due to the allocation of additional Provident Financial central overheads).

(3) Unaudited information sourced from IHC's internal management accounting records.

(b) *Performance by line item — IHC for 2006 compared to 2005*

(i) *Income*

Revenue and other income increased by £7.8 million (2 per cent.) from £364.7 million in 2005 to £372.5 million in 2006. This increase was attributable to revenue growth as set out below.

Income	2005	2006	Change	% change in revenue
	£m	*£m*	*£m*	
Poland*	205.6	185.0	(20.6)	(10)
Czech Republic*	53.4	60.7	7.3	14
Hungary*	69.5	70.6	1.1	2
Slovakia*	19.4	22.3	2.9	15
Total Central Europe	347.9	338.6	(9.3)	(3)
Mexico	10.7	26.4	15.7	147
Romania	—	0.3	0.3	—
Total revenue	358.6	365.3	6.7	2
Finance income	6.1	7.2	1.1	18
Total income	364.7	372.5	7.8	2

*Unaudited information sourced from IHC's internal management accounting records.

Finance income is interest earned on cash balances held locally in countries for structural reasons.

The revenue figures shown above in sterling incorporate the effects of currency exchange rate movement between 2005 and 2006. If the 2005 revenue figures are translated at 2006 rather than 2005 exchange rates, then in some cases, the revenue growth rates by country are materially different as follows:

	Underlying revenue change at constant exchange rates		Revenue change as reported	
	% change	*£m*	*% change*	*£m*
Poland*	(13)	(26.7)	(10)	(20.6)
Czech Republic*	9	4.8	14	7.3
Hungary*	8	5.3	2	1.1
Slovakia*	11	2.2	15	2.9
Mexico*	164	16.4	147	15.7
Romania*	—	0.3	—	0.3
Total	1	2.3	2	6.7

*Unaudited information sourced from IHC's internal management accounting records.

The 2005 total revenue figure shown above of £358.6 million restated at 2006 exchange rates would be reported at £363.0 million, an upward adjustment of £4.4 million.

The principal components of the revenue growth in 2006 were:

Poland: In local currency, revenue reduced by 13 per cent. and in sterling the reported reduction in revenue was 10 per cent. Given that Poland was by far the largest IHC business with 51 per cent. of revenue in 2006, this reduction offset much of the combined revenue growth from the other countries. The reduction was primarily caused by a tightening of credit controls that reduced volumes but improved profits.

Czech Republic: Revenue increased by 9 per cent. in local currency terms (or 14 per cent. as reported in sterling). Revenue growth in the Czech Republic was driven by increasing credit issued to lower risk customers.

Hungary: Underlying revenue growth in Hungary was 8 per cent. However the effects of movement in the exchange rate between 2005 and 2006 have reduced this to a reported level of 2 per cent. growth. This was a very good performance when the impact of the suspension in trading is taken into account.

Slovakia: In local currency, revenue increased by 11 per cent. (or 15 per cent. as reported in sterling). Customer growth of 7 per cent. led to strong growth in revenue.

Mexico: Very high levels of revenue growth (147 per cent. on a sterling basis) continued in Mexico driven by a 92 per cent. increase in customer numbers. This more than offsets the 3 per cent. decline in revenue in Central Europe to produce the overall 2 per cent. increase in revenue for IHC.

Revenue growth in each country is driven by the levels of net customer receivables during the periods in question as well as by the average EIR of those net receivables. In turn, receivables growth in each country is driven by credit issued during the previous 12 months. The table below shows that for each country and for IHC overall, the growth in revenue between 2005 and 2006 is closely correlated with the growth in net receivables over the same period. Growth in credit issued and receivables between 2005 and 2006 was as follows:

	Credit issued*			Closing net receivables			2006 revenue change*
	2005	2006	% change	2005	2006	% change	%
	£m	£m		£m	£m		
Poland	283.8	235.6	(17)	177.7	164.1	(8)	(10)
Czech Republic	90.5	97.4	8	55.2	64.6	17	14
Hungary	111.9	102.7	(8)	64.6	60.1	(7)	2
Slovakia	36.1	39.2	9	19.8	23.1	17	15
Total Central Europe	522.3	474.9	(9)	317.3	311.9	(2)	(3)
Mexico	22.6	48.1	113	11.4	18.1	59	147
Romania	—	1.3		—	1.0		
Total	544.9	524.3	(4)	328.7	331.0	1	2

*Unaudited information sourced from IHC's internal management accounting records.

Credit issued is the aggregate value of all loans made to customers in the year in question (i.e. excluding any service charges, and before any subsequent provisions for impairment).

(ii) *Impairment*

Impairment costs decreased from £132.4 million in 2005 to £103.1 million in 2006, a reduction of 22 per cent. compared with an increase in revenue of 2 per cent. Changes in impairment between 2005 and 2006 and impairment as a percentage of revenue were as follows:

Impairment charge	2005	2006	% change	% of revenue 2005	% of revenue 2006
	£m	£m			
Poland*	87.7	56.0	(36)	43	30
Czech Republic*	13.7	9.6	(30)	26	16
Hungary*	18.6	17.2	(8)	27	24
Slovakia*	8.8	7.8	(11)	45	35
Total Central Europe	128.8	90.6	(30)	37	27
Mexico	3.6	12.5	247	34	47
Total	132.4	103.1	(22)	37	28

*Unaudited information sourced from IHC's internal management accounting records.

In all the Central European countries, reductions in impairment charges were achieved in 2006. Furthermore, substantial reductions were seen in impairment charges as a proportion of revenue, in turn producing improvements in profit margin.

Poland: Impairment decreased from 43 per cent. of revenue in 2005 to 30 per cent. in 2006. This was the result of improved credit control procedures and enhanced collection processes. Rapid customer numbers and revenue growth in 2004 and into 2005 had been partly at the expense of credit quality. More stringent credit quality control was applied in 2005 and issue and revenue growth were slowed. A further tightening of credit together with improved processes introduced in 2006 brought levels of impairment in Poland down to a much lower

level, providing a firm foundation for the resumption of carefully controlled growth in customers and loans issued in 2007.

Czech Republic: The impairment charge was already the lowest as a proportion of revenue, at 26 per cent., in any of the IHC businesses. This was further reduced in 2006 to 16 per cent. This reflects the benefit of credit controls introduced in 2005 and improved in 2006 whilst at the same time focusing growth in credit issued on better quality customers which allowed lending at higher revenue margins over longer terms. As noted above, this excellent performance was partly attributable to a one-off benefit of £3.5 million to impairment provisions.

Hungary: In Hungary, which has consistently displayed good credit quality, impairment as a percentage of revenue reduced from 27 per cent. to 24 per cent.

Slovakia: In Slovakia, impairment as a percentage of revenue reduced from 45 per cent. to 35 per cent., driven by improved credit controls and a gradual move to longer term loans carrying a higher revenue margin.

Mexico: In Mexico, impairment increased to 47 per cent. of revenue from 34 per cent. in 2005. In part, this level reflects the relatively short term loans issued in Mexico at this early stage of development, but also high levels of staff and agent turnover resulting in low levels of field experience. In response, further geographic expansion was postponed and credit controls tightened.

(iii) Other operating costs

Other operating costs (principally agent commissions) increased from £56.2 million in 2005 to £58.2 million in 2006, an increase of 4 per cent. compared with the 2 per cent. increase in revenue. Agent commission structures are closely related to collections made and revenue earned.

(iv) Administrative expenses

Administrative expenses largely represent the costs of agent administration, branch infrastructure and head office costs. They increased from £105.1 million in 2005 to £140.3 million (before £4.2 million of exceptional demerger costs) in 2006, an increase of 33 per cent. This was much higher than the percentage increase in revenue. The three key drivers of this increase were (a) higher costs in Poland to improve credit quality and collections processes, (b) additional costs in Hungary resulting from the PSZÁF resolution and (c) increased costs in Mexico and Romania associated with the expansion of the business.

Demerger costs of £4.2 million in 2006 principally comprise IT and property related costs of separating IHC from the PF Group.

(v) Finance costs

Finance costs increased by 13 per cent. from £25.4 million in 2005 to £28.6 million in 2006. This was partly offset by a £1.1 million increase in finance income.

(vi) Profit before tax

Profit before tax decreased from £45.6 million in 2005 to £38.1 million in 2006 as a result of the factors discussed above.

(vii) Tax

Tax expense decreased slightly from £13.8 million in 2005 to £12.7 million in 2006 largely due to a reduction in profits.

5.3 Comparison of the results of IHC for the year ended 31 December 2005 with the year ended 31 December 2004

The following table sets out selected financial information extracted from the financial information presented in Part VII (Financial information on IHC) of this document.

	2004	2005	Change	% change
	£m	£m	£m	
Revenue	271.2	358.6	87.4	32
Finance income	4.0	6.1	2.1	53
Impairment	(87.0)	(132.4)	(45.4)	(52)
Other operating costs	(42.3)	(56.2)	(13.9)	(33)
Administrative expenses	(86.0)	(105.1)	(19.1)	(22)
Finance costs	(23.1)	(25.4)	(2.3)	(10)
Profit before taxation	36.8	45.6	8.8	24
Tax expense	(12.1)	(13.8)	(1.7)	(14)
Profit for the year	24.7	31.8	7.1	29

(a) *Summary*

Strong performances from the Czech Republic, Hungary and Slovakia in 2005 more than offset a subdued performance in Poland.

Poland: Progress in Poland was adversely affected by a deterioration in credit quality experienced from the end of 2004 onwards, during a period of rapid customer growth. Accordingly, customer numbers increased modestly by 3 per cent from 941,000 at the end of 2004 to 968,000 at the end of 2005. Progress in Poland was also affected by the need for management to focus on preparation for the interest rate cap introduced into Polish law early in 2006. This involved a redesign of the home credit products as already discussed in section 5.2(a) of this part of the document.

Czech Republic: The Czech business performed very well with substantial increases in revenue, driven by increased issue per customer and higher customer numbers, up by 9 per cent. to 250,000, coupled with improved credit quality.

Hungary: Hungary continued to grow very rapidly with customer numbers up by 22 per cent. to 306,000 and revenue up by 50 per cent. to £69.5 million in 2005[(3)] . As expected during a period of rapid growth, impairment costs increased, rising as a percentage of revenue from 20 per cent. to 27 per cent., but remaining at an acceptable level.

Slovakia: IHC's smallest market continued to be loss-making in 2004 and 2005. Nonetheless, volume increased substantially with customer numbers up 20 per cent. in 2005 to 122,000 and revenue up by 66 per cent. to £19.4 million[(3)]. Impairment as a percentage of revenue rose from 41 per cent. to 45 per cent., reflecting a relatively short term book with resulting lower revenue margins, but also worse than expected underlying credit quality.

Mexico: Following the successful evaluation of its pilot stage, the operation moved into the process of full roll-out across the first region of Puebla-Veracruz during 2005. Customer numbers in this region increased from 35,000 at the end of 2004 to 130,000 at the end of 2005 served by nearly 2,200 agents from 14 branches. In addition in 2005, two branches had been opened in the second region of Guadalajara-Leon, and customer numbers were 1,000 at the end of 2005 as these branches were opened in the last part of the year. Credit issued in Mexico was £22.6 million[(3)] in 2005 compared with £3.9 million in 2004[(3)], an increase of nearly 500 per cent.

[(3)] Unaudited information sourced from IHC's internal management accounting records.

(b) Performance by line item — IHC for 2005 compared to 2004

(i) Income

Revenue and other income increased by 33 per cent from £275.2 million in 2004 to £364.7 million in 2005. The sources of this growth are detailed below.

Income	2004	2005	Change	% change in revenue
	£m	£m	£m	
Poland*	165.5	205.6	40.1	24
Czech Republic*	45.9	53.4	7.5	16
Hungary*	46.3	69.5	23.2	50
Slovakia*	11.7	19.4	7.7	66
Total Central Europe	269.4	347.9	78.5	29
Mexico	1.8	10.7	8.9	494
Total revenue	271.2	358.6	87.4	32
Finance income	4.0	6.1	2.1	53
Total income	275.2	364.7	89.5	33

*Unaudited information sourced from IHC's internal management accounting records.

Finance income is interest earned on cash balances held locally in countries for structural reasons.

The revenue figures shown above in sterling incorporate the effects of currency exchange rate movement between 2004 and 2005. If the 2004 revenue figures are re-translated at 2005 rather than 2004 exchange rates, then in some cases, the revenue growth rates by country are materially different as follows:

	Underlying revenue change at constant exchange rates		Revenue change as reported	
	% change	*£m*	*% change*	*£m*
Poland*	10	18.6	24	40.1
Czech Republic*	8	4.0	16	7.5
Hungary*	48	22.6	50	23.2
Slovakia*	59	7.2	66	7.7
Mexico*	463	8.8	494	8.9
Total	21	61.2	32	87.4

*Unaudited information sourced from IHC's internal management accounting records.

If the 2004 total revenue figure shown above of £271.2 million is restated at 2005 exchange rates, then an exchange rate adjustment of £26.2 million arises, adjusting the total revenue for 2004 to £297.4 million.

The principal components of revenue growth between 2004 and 2005 were:

Poland: As the largest IHC business with 57 per cent. of revenue in 2005, Poland contributed £40.1 million to the overall £87.4 million increase in IHC revenue[(3)]. This represented a 24 per cent. increase, although after adjustment to a constant exchange rate, the underlying revenue growth in the country was a lower figure of 10 per cent.

Czech Republic: The Czech Republic produced revenue growth of 16 per cent. (or 8 per cent. after adjusting to a constant exchange rate). However, given its smaller size relative to Poland, this accounted for a more modest £7.5 million contribution to the overall increase in IHC revenue[(3)].

Hungary: There was substantial revenue growth within Hungary of 50 per cent. This contributed £23.2 million to the increase in IHC revenue[(3)].

Slovakia: Very high revenue growth of 66 per cent. was seen within Slovakia. This contributed £7.7 million to overall IHC revenue growth[(3)].

(3) Unaudited information sourced from IHC's internal management accounting records.

Mexico: A very high level of revenue growth in Mexico of 494 per cent. reflected the rapid increase in activity which accompanied the move from pilot stage to full roll-out of the agent infrastructure. This contributed £8.9 million to IHC revenue growth in 2005[3].

The table below shows that for each country and for IHC overall, the growth in revenue between 2004 and 2005 follows the pattern of growth in net receivables over the same period. Growth in credit issued and receivables between 2004 and 2005 was as follows:

	Credit issued*		% change	Closing net receivables		% change	2005 revenue change*
	2004	2005		2004	2005		
	£m	£m		£m	£m		%
Poland	241.1	283.8	18	165.7	177.7	7	24
Czech Republic	77.4	90.5	17	48.4	55.2	14	16
Hungary	87.2	111.9	28	53.2	64.6	21	50
Slovakia	27.2	36.1	33	15.6	19.8	27	66
Total Central Europe	432.9	522.3	21	282.9	317.3	12	29
Mexico	3.9	22.6	479	2.2	11.4	418	494
Total	436.8	544.9	25	285.1	328.7	15	32

*Unaudited information sourced from IHC's internal management accounting records.

(ii) Impairment

Impairment costs increased from £87.0 million in 2004 to £132.4 million in 2005, an increase of 52% and a faster rate of increase than the 32 per cent seen for revenue growth. Growth in impairment between 2004 and 2005 was as follows:

	2004	2005	% change	% of revenue 2004	% of revenue 2005
	£m	£m			
Poland*	58.9	87.7	49	36	43
Czech Republic*	13.6	13.7	1	30	26
Hungary*	9.2	18.6	102	20	27
Slovakia*	4.8	8.8	83	41	45
Total Central Europe	86.5	128.8	49	32	37
Mexico	0.5	3.6	620	28	34
Total impairment	87.0	132.4	52	32	37

*Unaudited information sourced from IHC's internal management accounting records.

Although the overall IHC charge for impairment increased by 52 per cent. between 2004 and 2005, if constant exchange rates are used, this falls to an underlying 37 per cent. (compared with the underlying increase of 21 per cent. for revenue for the same period).

Poland: Much of the increase arose in Poland, where impairment increased from 36 per cent. of revenue in 2004 to 43 per cent. in 2005. Volume growth in 2004 and 2005 had been partly at the expense of credit quality as the business pushed for 1 million customers, and spans of control were stretched.

Czech Republic: In the Czech Republic, the impairment charge was little changed between 2004 and 2005. Impairment fell from 30 per cent. of revenue in 2004 to 26 per cent. in 2005. Growth in credit issued was focused on lower risk customers taking longer term loans with higher revenue margins.

Hungary: A 102 per cent. increase in impairment was seen between 2004 and 2005 which accompanied a 50 per cent. revenue increase, again created by rapid business growth. In Hungary, impairment expressed as a percentage of revenue, increased from 20 per cent. in 2004 to 27 per cent. in 2005 but remained at a satisfactory level.

(3) Unaudited information sourced from IHC's internal management accounting records.

Slovakia: A large 83 per cent. increase in the impairment charge in Slovakia accompanied a large 66 per cent. increase in revenue from 2004 to 2005, reflecting the rapid business growth. Slovakia was showing high rates of impairment as percentages of revenue, increasing from 41 per cent. in 2004 to 45 per cent. in 2005. This followed changes made by the government with little warning at the start of 2004, which significantly reduced the levels of state benefits available to the unemployed. This affected the ability of part of the customer base to repay loans taken out. These unusually high impairment rates delayed Slovakia in passing the breakeven point until 2006.

Mexico: The very high rates of increase both in impairment and revenue, were a function of its very early stages of development in 2004 and 2005 and the high rate of business growth from a very small base in 2004. The absolute amounts of impairment and revenue increase were small in the context of IHC as a whole. Impairment increased as a percentage of revenue from 28 per cent. in 2004 to 34 per cent. in 2005.

(iii) Other operating costs

Other operating costs (principally agent commissions) increased from £42.3 million in 2004 to £56.2 million in 2005, an increase of 33 per cent., which was almost in line with the 32 per cent. increase in revenue. This was to be expected as agent commission structures are closely related to collections made and revenue earned.

(iv) Administrative expenses

Administrative expenses increased from £86.0 million in 2004 to £105.1 million in 2005, an increase of 22 per cent. This was significantly less than the 32 per cent. increase in revenue growth reflecting improved cost and scale efficiencies.

(v) Finance costs

Finance costs increased by 10 per cent. from £23.1 million in 2004 to £25.4 million in 2005, a much lower rate than revenue growth.

(vi) Profit before tax

Profit before tax increased from £36.8 million to £45.6 million as a result of the factors discussed above.

(vii) Tax

Tax expense increased from £12.1 million in 2004 to £13.8 million in 2005, largely driven by the increase in profits before tax.

6. Liquidity and Capital Resources

The summary cashflow of IHC for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 was:

Year ended	31 December 2004	31 December 2005	31 December 2006
	£m	£m	£m
Cashflows from operations	(75.1)	(9.8)	33.1
Finance costs less finance income	(16.3)	(18.7)	(21.5)
Tax payments	(12.8)	(13.2)	(18.8)
Cashflows from investing activities	(8.7)	(13.0)	(26.1)
Cash consumed by IHC	(112.9)	(54.7)	(33.3)
Cash provided by external borrowings and Provident Financial	81.1	54.9	30.5
Net movement in cash in the year	(31.8)	0.2	(2.8)

6.1. Comparison of the cashflows for IHC for the year ended 31 December 2006 with the year ended 31 December 2005.

(a) Cash consumed by IHC

The net cash outflow from operations of £9.8 million in the year ended 31 December 2005 gave way to a net cash inflow from operations of £33.1 million in the year ended 31 December 2006. Although operating profits were generated in both years, 2005 also saw a substantial net cash investment in growth in customer receivables. This was reflected in an increase over the year of £36.9 million (after taking account of foreign exchange) in net customer receivables on the balance sheet. As a consequence, the outflow of £9.8 million from operations arose from the use of more cash for growth in receivables than had been generated from operating profits. In 2006 net customer receivables increased only slightly by £7.0 million (after taking account of foreign exchange). Without significant growth in receivables, the cash generated from operating profits was reflected in a net cash inflow from operations of £33.1 million.

There were increases in financing and tax cashflows in 2006 when compared with 2005. However, these were not as large as the increase in cash consumed in investing activities in the purchase of property, plant and equipment and intangible assets. This was principally attributable to £12.1 million spent in acquiring rights to the use of key systems software originally developed by other PF Group companies, as part of the process of separation of IHC.

Overall, IHC still had a net requirement for cash in 2006 of £33.3 million, albeit at a lower level than the £54.7 million consumed in 2005.

(b) Cash provided by external borrowings and by Provident Financial

In both 2006 and 2005, the cash consumed by the group in its operations and investing activities was closely matched by funds provided by external sources and from Provident Financial. Accordingly, the net movement in cash in 2006 was a small reduction of £2.8 million, and in 2005 was a small increase of £0.2 million.

6.2 Comparison of the cashflows for IHC for the year ended 31 December 2005 with the year ended 31 December 2004.

(a) Cash consumed by IHC

The net cash outflow from operations reduced from £75.1 million in the year ended 31 December 2004 to £9.8 million in the year ended 31 December 2005. While IHC generated operating profits before tax in both years, the amount of cash required to support increased lending to customers was greater in 2004 than in 2005. This was reflected in the growth in net customer receivables on the balance sheet, which in 2004 grew by £65.6 million compared with a lesser amount of growth in net receivables of £36.9 million in 2005 (after taking account of foreign exchange). This higher level of growth in 2004 led to the higher requirement for cash in the operations in that year.

Financing, tax and fixed asset cashflows all increased in 2005 when compared with 2004 with the growth of IHC, and overall, IHC had a net requirement for cash in 2004 of £112.9 million. This was much higher than the £54.7 million consumed in 2005.

(b) Cash provided by external borrowings and by Provident Financial

The cash provided by external borrowings and inter-company funding from Provident Financial during the year decreased from £81.1 million in 2004 to £54.9 million in 2005. In 2004, the difference between the net cash consumed by IHC of £112.9 million and the funding obtained of £81.1 million was a net reduction of £31.8 million in the figure shown for cash and cash equivalents.

Cash held by IHC companies has been held in two forms. Firstly, there are operating cash balances held at banks as part of IHC companies' liquidity management. Secondly, there are short-term deposits which are held by companies within IHC for the purposes of internally hedging credit risk in overseas subsidiaries. These monies cannot be used to finance other parts of IHC or to repay borrowings of IHC.

6.3 Capital resources

Following demerger, the sources of funding of IHC will be (a) share capital and reserves and (b) external borrowings as discussed in more detail below.

The sources of borrowings for IHC prior to demerger have been a combination of local currency bank funding, provided under a series of bilateral facilities with a panel of lending banks, and inter-company funding from Provident Financial. Upon Demerger, all inter-company funding previously received from Provident Financial and all external local currency borrowings will be repaid from the proceeds of new facilities in the name of members of the IPF Group.

The new facilities consist of a syndicated loan facility available in local Central European currencies, euro, sterling and, in certain circumstances, other currencies, in a maximum aggregate sterling equivalent amount of £384 million and a bilateral facility in a maximum aggregate principal amount of 500 million Mexican pesos (approximately £23 million based on an exchange rate of 1 Mexican peso to £0.046 on 22 June 2007). The Central European syndicated facility comprises four separate facilities, one for each of Poland, the Czech Republic, Slovakia and Hungary, with the local IHC subsidiary being the borrower and with IPF and certain material subsidiaries acting as guarantors. Each of these four facilities will be funded by a separate group of banks, reflecting existing local banking relationships and the different banks' appetite for funding in the different currencies. The initial term of the syndicated facility will be three years, funds being drawn on a revolving basis with interest periods of one, two, three or six months. The Mexican peso facility has a term of three years and drawings may be made thereunder for periods from one week to twelve months. IHC is currently in negotiations with third party banks for the provision of further funding by way of Mexican peso and sterling facilities. Summaries of the terms of the syndicated and Mexican peso facilities and the proposed terms of the facility agreements in negotiation are set out in paragraph 19 of Part X (Additional Information) of this document. Additionally, Provident Financial proposes to transfer a £15 million term loan facility with a third party bank to the IPF Group upon Demerger.

6.4 Capital expenditure

Year ended 31 December	Intangible assets	Property, plant and equipment
	£m	£m
2004	—	10.8
2005	1.9	13.1
2006	12.1	17.4

Expenditure on intangible assets related to the purchase of rights to use system software developed by fellow PF Group companies in advance of the separation of IHC from the PF Group. Property, plant and equipment additions related primarily to investment in computer infrastructure and company vehicles. Much of the increase in 2006 is attributable to the capital expenditure needed to separate the computer systems of IHC from the computer infrastructure of Provident Financial's UK home credit business and to establish a new head office. This was substantially complete by the end of 2006.

6.5 Capital and other expenditure commitments

At 31 December 2006, IHC had capital expenditure contractual commitments of £0.6 million.

6.6 Off-balance sheet arrangements

IHC does not have any material off-balance sheet arrangements.

7. Principal accounting policies, estimates and assumptions

The preparation of financial information by IHC requires management to make assumptions and estimates that affect the amounts reported for revenues, impairment, expenses, assets and liabilities, and the disclosure of contingent liabilities. Accounting estimates produced by management will represent the best estimates at the date of the financial statements, but will not necessarily be the same as the financial outturns which are eventually realised. The assumptions and estimates that carry a significant risk of causing a material adjustment to the carrying values of assets and liabilities in a subsequent financial year are as discussed below.

7.1 Revenue and impairment

In the home credit businesses the service charge is fixed at the outset of each customer loan. However, the recognition of this fixed service charge over time is based upon an EIR which is calculated using estimated cashflows, being the contractual repayments as adjusted for the impact of customers repaying early (but excluding the anticipated impact of customers paying late or not paying at all). Estimates of future rates of customer early repayment are therefore important in determining the EIR which in turn determines the rate of recognition of the service charges. It should also be noted that where customers' repayment is slower than anticipated by the EIR it is possible that revenue ultimately recognised on a loan contract can exceed the actual service charge.

In addition, while the extent to which customers pay late or not at all has no impact on the EIR, it does affect the assumptions and estimates which are used in the calculation of impairment charges. The estimates of impairment of customer receivables at the end of a financial period are determined partly by the extent to which customer loans have not been repaid in accordance with their terms and are in arrears. While this arrears position is factual information, the estimated future cost of the impairment identified at the period-end is based on historical patterns of bad debt and the extent to which they are linked to preceding patterns of arrears. The estimates of impairment are therefore based on the actual arrears profile, and estimates of the future cost of bad debt which can be anticipated from that actual arrears profile.

7.2 Taxes

IHC is subject to income taxes in the UK as well as a number of other jurisdictions.

The tax expense represents the sum of current and deferred tax.

Current income tax is the amount of income taxes payable (recoverable) in respect of taxable profit (loss) for the period. Taxable profit differs from profit before tax because it excludes items that are never taxable or tax deductible as well as items that are taxable or tax deductible in other years.

Deferred income tax relates to the differences between the carrying amount of assets and liabilities in the balance sheet and the tax base of such assets and liabilities ("**temporary differences**"). Deferred income tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by IHC and it is probable that the temporary difference will not reverse in the future.

7.3 Pension benefits

The present value of pension obligations under Provident Financial defined benefit pension schemes to which IHC has historically contributed, is the IHC share of the present value of the defined benefit obligations of the schemes as at the balance sheet date, less the fair value of the IHC share of the schemes' assets. This is determined for each financial year using the following principal estimates and assumptions in the actuarial calculations used to determine that present value:

- the expected rates of future pensionable salary increases of scheme members;
- the expected rates of future increases to pensions in payment;
- the expected future mortality rates of scheme members;
- the expected long-term rates of return on scheme asset investments;
- the expected long-term rates of return on high-quality corporate bonds (used to discount future pension payment liabilities to a present value); and
- price inflation.

7.4 Fair value of derivative financial instruments

IHC manages its interest rate risk and foreign exchange risk through the use of interest rate swaps and foreign exchange contracts. These hedges are designated as cash flow hedges under IAS 39 'Financial Instruments: Recognition and Measurement'. As at 31 December 2006, the fair value of these derivatives reflected in the combined balance sheet of IHC was an asset of £0.6 million and a liability of £2.3 million.

8. Quantitative and qualitative disclosure about market risk

IHC's activities expose it to a number of financial market risks: currency exchange rate risk, interest rate risk, credit risk and liquidity risk. IHC has a risk management framework (historically as part of the PF Group) which is directed at mitigating these risks wherever it is practicable and economic to do so. The Provident Financial group treasury function is responsible for managing risks arising from the financial markets, and policies exist to govern the use of derivative financial instruments for this purpose. Such instruments are only used for the purposes of hedging underlying risks arising from business operations and are not used for the purpose of profit generation in their own right.

8.1 Exchange rate risk

IHC reports its financial performance in the United Kingdom in sterling. However, all of its revenue, and most of its costs are denominated in the currencies of Central Europe, Romania and Mexico. The results of IHC are consequently exposed to two types of foreign exchange risk (transaction risk and translation risk), between items denominated in these currencies and the group reporting currency of sterling. The principal foreign currencies involved are:

- Polish zloty;
- Czech crown;
- Hungarian forint;
- Mexican peso;
- Slovak crown; and
- Romanian leu.

8.2 Transaction risk

As revenues and expenses are largely transacted within national boundaries rather than between currency zones, currency transaction risk is largely limited to cashflows representing investment into countries outside the United Kingdom and payments from those countries for know-how and services provided from the United Kingdom. Assets in each country are, where practicable, matched with borrowings provided in local currency to minimise the need for sterling borrowings to be converted into local currency funding. Where transaction flows can reasonably be anticipated at future dates, forward exchange contracts are used to limit currency transaction risk exposures.

8.3 Translation risk

Although assets denominated in currencies other than sterling are matched as far as practicable with local currency borrowings, there still remains a currency translation risk in each country on net assets held in those currencies.

8.4 Interest rate risk

Interest and other finance costs are a significant component of IHC profitability. Borrowings from banking (and other) markets are on terms which generally involve regular and frequent interest rate repricing (typically at quarterly or semi-annual intervals). However, revenue from interest charged to customers is fixed at the time each customer loan is entered into (typically for up to one year), leaving an exposure in IHC to interest rate volatility.

This interest rate exposure is managed as referred to at paragraph 3.8 above through the use of interest rate hedging, typically interest rate swaps.

8.5 Credit risk

The principal credit risk to which IHC's operations are exposed is that of non-recovery of customer receivables through increased customer default on loan repayment obligations.

Management of this risk is at the core of IHC operations. It is achieved through a combination of:

- consistent and centrally determined basic rules for credit approval when customer loans are granted;
- agent and management decisions over who to lend to, reinforced by the payment of agent commissions based on amounts collected rather than amounts lent;
- credit behavioural scoring systems used to manage the extension of further credit and in particular larger amounts for longer terms to existing customers;
- agent collection on a regular weekly basis from customers; and
- support from centralised collection units, specialising in contacting customers otherwise difficult to reach, and initiating court procedures against customers with the ability but no intention to repay (as opposed to customers simply unable to repay).

8.6 Liquidity risk

The principal liquidity risk which IHC faces is one of being unable to renew existing borrowing facilities to service the existing customer receivables portfolio or being unable to raise additional borrowing facilities for growth of the customer receivables portfolio.

Liquidity risk is managed by a combination of country management who determine their forecast liquidity requirements and Provident Financial group treasury who are responsible for sourcing the funding requirements. Provident Financial group treasury follow a policy of securing commitments from banks to provide funding facilities for up to five years into the future. Initially, however, this period will typically be three years into the future. Funding has been obtained principally through a series of syndicated loan facilities (which are described in paragraph 6.3 above) and committed overdraft facilities for each country of operation. Summaries of the terms of these facility agreements are set out in paragraph 19 of Part X (Additional Information) of this document.

9. Capitalisation and indebtedness

9.1 Indebtedness

(a) The following table shows the indebtedness of IHC as at 31 March 2007.

	Notes	As at 31 March 2007
		£m
Current debt		
Guaranteed amounts owed to banks	2	226.1
Unguaranteed/unsecured amounts with PF Group companies	3	38.4
Total current debt		264.5
Non-current debt (excluding current portion of long-term debt)		
Guaranteed amounts owed to banks	2	161.5
Total non-current debt		161.5
Total indebtedness		426.0

Notes:

1. This information is unaudited.
2. Guarantees on amounts owed to banks are provided by Provident Financial, which are in turn supported by joint and several guarantees from subsidiaries of Provident Financial, including certain companies within IHC. These guarantees will be cancelled upon demerger.
3. Net intra-group balances exist between IHC and the PF Group due to the historical nature of funding IHC. These balances will be settled in cash upon demerger.
4. IHC has not in the past formed a separate legal group and therefore it is not possible to show share capital or an analysis of reserves for IHC.

(b) The following table shows the net financial (indebtedness)/surplus of IHC as at 31 March 2007.

	Notes	As at 31 March 2007
		£m
Liquidity		
Cash and cash equivalents	4	44.8
Total liquidity		44.8
Current financial receivables		
Amounts receivable from customers		333.7
Amounts due from PF Group companies		129.0
Total current receivable		462.7
Current financial debt		
Current bank debt		(226.1)
Debt with PF Group companies	5	(38.4)
Total current financial debt		(264.5)
Net current financial (indebtedness)/surplus		243.0
Non-current financial indebtedness		
Non-current bank debt		(161.5)
Total non-current financial indebtedness		(161.5)
Net financial (indebtedness)/surplus		81.5

Notes:

1. This information is unaudited.

2. IHC has no indirect or contingent indebtedness as at 31 March 2007.

3. IHC had derivatives not reflected in the analysis above with the following fair values at 31 March 2007:

	As at 31 March 2007
	£m
Interest rate/foreign exchange rate hedging — assets	0.5
Interest rate/foreign exchange rate hedging — liabilities	(2.0)
Net asset/liability	(1.5)

4. Cash and cash equivalents includes £21.8 million of cash and short-term deposits held by regulated businesses. These amounts are required to be strictly segregated from the rest of IHC and are therefore not available to repay IHC borrowings.

5. Net intra-group balances exist between IHC and the PF Group due to the historical nature of funding IHC. These balances will be settled in cash upon demerger.

9.2 Capitalisation

As at 31 May 2007, IPF's capitalisation was £50,002 and the total cash of IPF was £50,002.

10. Dividend policy

Assuming the Reduction in Capital is approved by the Court (which will create distributable reserves on the balance sheet of the Company of approximately £410 million), in the absence of unforeseen circumstances the Directors intend to declare aggregate dividends of 4.75 pence per IPF Share in respect of 2007 and thereafter to adopt a progressive dividend policy, reflecting the profitability of the Group's business as well as its capital and cash flow requirements, with a medium term objective of moving to a dividend pay-out ratio of approximately 25 per cent. of profit after tax. The Directors believe this will allow the capital requirements of IPF's growth strategy to be met from its retained earnings.

PART VI — TERMS OF THE DEMERGER

1. Background to and reasons for the Demerger

The Demerger is a natural progression in the development of Provident Financial. IHC is now at a stage where it is self-sufficient in management, people and knowledge. In the early stages of IHC's operation there was a substantial initial transfer of knowledge from Provident Financial and numerous cross-secondments; however, given the divergence between the UK business (operating in a more mature market) and IHC (rapidly expanding into new, immature markets) this has now ceased. IHC continues to identify significant growth opportunities in new and existing markets and is well placed to continue to grow rapidly. IHC has also developed its own knowledge base with respect to entering markets and benchmarking growth and development. Given this divergence, cross-secondment between the two businesses has ceased.

The Directors believe that as a separate company, IPF will be able to capture its growth opportunity through:

- exclusive management focus on the significant opportunities to capture growth in existing and emerging markets; and
- greater alignment of incentives, with management and employees able to participate directly in the success of the IHC business.

Following the Demerger, Provident Financial and IPF will each operate as separate publicly listed companies and neither Provident Financial nor IPF will retain any shareholding in the other (although Provident Financial's employee benefit trust will acquire IPF Shares on the Demerger by virtue of its holding of PF Shares).

2. Details of the Demerger

2.1 Dividend demerger

In order to implement the Demerger, PF Shareholders have been asked to approve a special dividend on the PF Shares at an extraordinary general meeting of Provident Financial to be held on 13 July 2007, which dividend, if approved, will subsequently be declared by the board of directors of Provident Financial. The dividend will be equal to the book value of Provident Financial's shareholding in PIHL and will be satisfied by the allotment and issue by the Company of IPF Shares, credited as fully paid up, to PF Shareholders on the PF Share Register at the Demerger Record Time on the basis of:

one IPF Share for each PF Share

held at the Demerger Record Time, save that the number of IPF Shares to be allotted and issued to each of John Harnett and Rosamond Marshall Smith will be reduced by the number of IPF Shares already held by them so that, upon the Demerger becoming effective, all PF Shareholders (including John Harnett and Rosamond Marshall Smith) will hold one IPF Share for each PF Share held at the Demerger Record Time.

In consideration for the issue of IPF Shares to PF Shareholders, Provident Financial will transfer to the Company the entire issued share capital of PIHL. As a result PIHL will become a wholly-owned subsidiary of the Company and the Company will in turn, initially, be owned by PF Shareholders in the same proportions as they hold their PF Shares at the Demerger Record Time.

The number of IPF Shares to be issued on Demerger is not expected to exceed 257,433,562 based on the number of PF Shares in issue on 22 June 2007 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional PF Shares that may be issued prior to the Demerger Record Time.

2.2 Reduction of capital

Shortly before Admission the capital of the Company will, subject to the confirmation of the Court, be reduced by decreasing the nominal value of each IPF Share from 170 pence to 10 pence. This will create distributable reserves in the Company.

John Harnett and Rosamond Marshall Smith, as the initial IPF Shareholders, have resolved by a special resolution passed on 30 May 2007 (the **"Reduction Resolution"**) to reduce the share capital of International Personal Finance as described above. The text of the Reduction Resolution is as follows:

"THAT subject to and conditional on admission of the ordinary shares of the Company to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's Market

for listed securities, the nominal value of each Ordinary Share be reduced from 170 pence to 10 pence."

The Reduction of Capital will require the confirmation of the Court under section 135 of the Companies Act 1985 and, if so confirmed, will create distributable reserves on the balance sheet of the Company of approximately £410 million. This will provide International Personal Finance with, among other things, additional capacity for the payment of future dividends.

It is intended that any creditors or contingent creditors of the Company at the time the Reduction of Capital becomes effective will give their written consent to the Reduction of Capital and that, accordingly, there will be no requirement to take measures to protect creditors.

The Reduction of Capital is expected to become effective on 19 July 2007.

2.3 Dealing arrangements under the Demerger

Application has been made for the admission of the IPF Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings for normal settlement in the IPF Shares will commence at 8.00 a.m. on 16 July 2007.

The entitlement to receive IPF Shares pursuant to the Demerger is not transferable save to satisfy valid market claims.

For a transferee to be a registered holder of PF Shares by the Demerger Record Time, a transfer of PF Shares must be recorded on the PF Share Register by 5.00 p.m. on 13 July 2007. PF Shareholders on the PF Share Register at the Demerger Record Time will constitute the opening IPF Share Register.

2.4 Continuing arrangements between Provident Financial and International Personal Finance

Following the Demerger, Provident Financial and the Company will each operate as separate publicly listed companies and neither Provident Financial nor the Company will retain any shareholding in the other, although Provident's employee benefit trust will acquire IPF Shares on Demerger by virtue of its holding of PF Shares. Implementation of the Demerger and the relationship between Provident Financial and the Company after Demerger is regulated by the Demerger Agreement entered into on 25 June 2007. For a description of the Demerger Agreement see "Material contracts" in paragraph 19 of Part X (Additional Information) of this document.

Any business arrangements between any member of the PF Group and any member of the IPF Group after the Demerger will be entered into at arms' length and on normal commercial terms.

2.5 Distribution, selling and transfer restrictions

(a) Distribution and selling restrictions

The distribution of this document and the issue of the IPF Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The IPF Shares have not been and will not be registered under the US Securities Act or under any applicable state securities laws of the United States or under the applicable securities laws of Australia, Canada or Japan.

(b) Transfer restrictions

Holders of IPF Shares who are Affiliates of Provident Financial plc or the Company prior to the implementation of the Demerger, or of IPF after the Demerger, may not resell such securities without registration under the Securities Act except pursuant to the applicable resale provisions of Rule 145(d) under the Securities Act, another applicable exemption from registration or in a transaction not subject to registration. "**Affiliates**" of a company are generally defined as persons who directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, that company. Whether a person is an affiliate of a company for the purposes of the Securities Act depends on the circumstances but affiliates can include certain officers, directors and significant

shareholders. Persons who believe they may be affiliates of Provident Financial plc or IPF should consult their own legal advisers before any sale of securities received in the Demerger.

The primary market for IPF Shares is expected to be the London Stock Exchange. IPF does not intend to list IPF Shares on a US securities exchange or quote such shares on The National Association of Securities Dealers' Automated Quotation system or any other inter-dealer quotation system in the United States. The Company does not intend to take action to facilitate a market in IPF Shares in the United States. Consequently, the Company believes that it is unlikely that an active trading market in the United States will develop for IPF Shares.

Neither the SEC nor any US federal or state securities commission has approved or disapproved of the IPF Shares or passed upon or determined the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offence.

3. IPF Shares

3.1 IPF Shares in certificated form

PF Shareholders who hold their PF Shares in certificated form at the Demerger Record Time will receive their entitlement to IPF Shares in certificated form.

The Company will not be offering a nominee scheme in respect of the holding of IPF Shares and consequently all PF Shareholders who are members of the Provident Financial Company Nominee Scheme whose PF Shares are held by Capita IRG Trustees Limited will receive their entitlement to IPF Shares in certificated form.

It is expected that definitive certificates in respect of IPF Shares will be posted to entitled holders of IPF Shares (who hold their shares in certificated form) at their registered address on the PF Share Register at the Demerger Record Time after the Reduction of Capital becomes effective and, in any event, by no later than 27 July 2007. In the case of joint holders, certificates will be despatched to the person whose name appears first in the register. No temporary documents of title will be issued. Pending the despatch by post of definitive share certificates, transfers of IPF Shares will be certified against the register held by the Registrars.

3.2 IPF Shares in uncertificated form

The Company will apply for the IPF Shares to be admitted to CREST with effect from Admission. The Articles of Association permit the holding of IPF Shares through the CREST system.

CREST is a paperless settlement system enabling securities to be transferred and held by electronic means rather than by a certificate of written instrument. The system is designed to reduce the costs of settlement, and facilitate the processing of settlements and the updating of registers, through an electronic settlement system. IPF Shares held by Shareholders in CREST will be in electronic form and evidence of title to IPF Shares will be established on an electronic register maintained by CRESTCo which can only be altered by an electronic instruction sent through CREST. It will be possible for Shareholders in CREST to transfer their IPF Shares without executing written stock transfer forms. The use of CREST is optional and IPF Shareholders may find it more convenient to hold their IPF Shares in certificated form.

3.3 Share dealing facility

International Personal Finance will arrange for a free share dealing facility to be provided to enable certain PF Shareholders who receive IPF Shares as a result of the Demerger to sell all (but not part only) of their newly acquired shares after the Demerger without incurring any charges (including any dealing charges or settlement charges). This free share dealing facility will be available to persons: (a) who appear on the IPF Share Register or are a member of the PF Nominee Scheme as a holder of 1,000 or fewer IPF Shares at Admission and (b) who are individuals resident in the United Kingdom. The free share dealing facility will not be available to persons who are resident in countries other than the United Kingdom. Details of the share dealing facility will be circulated with the certificates in respect of the IPF Shares.

PART VII — FINANCIAL INFORMATION

Section A: PwC report for the period ended 31 May 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
International Personal Finance plc
Number Three
Leeds City Office Park
Leeds
LS11 5BD

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

International Personal Finance plc

Introduction

We report on the special purpose financial information set out in Section B of Part VII below. This special purpose financial information has been prepared for inclusion in the prospectus dated 25 June 2007 (the "**Prospectus**") of International Personal Finance plc (the "**Company**") on the basis of the accounting policies set out in note 2 to the special purpose financial information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purposes of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the special purpose financial information in accordance with International Financial Reporting Standards as adopted by the European Union ("**IFRS as adopted by the EU**").

It is our responsibility to form an opinion as to whether the special purpose financial information gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the special purpose financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting polices are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the special purpose financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the special purpose financial information gives, for the purposes of the Prospectus dated 25 June 2007, a true and fair view of the state of affairs of the Company as at the dates stated and of its cash flows for the period then ended in accordance with IFRS as adopted by the EU.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section B: Special purpose financial information on IPF

Income statement for the period to 31 May 2007

	£
Result for the period	—

For the period from incorporation on 5 December 2006 to 31 May 2007 IPF did not trade. The profit attributable to the ordinary shareholders of IPF for the period is £nil.

Statement of recognised income and expense

There was no recognised income or expense during the period.

Balance sheet as at 31 May 2007

	Notes	31 May 2007 £
Current assets		
Cash		50,002
Current liabilities		
Redeemable preference shares	3	—
Net assets		50,002
Shareholders' equity		
Called-up share capital — ordinary shares	4	2
Capital redemption reserve	5	50,000
Capital contribution reserve	5	—
Profit and loss account	5	—
Total equity		50,002

Cash flow statement for the period ended 31 May 2007

	£
Cash flows from financing activities	
Issue of ordinary share capital	2
Capital contribution from Provident Financial	50,000
Issue of redeemable preference shares	50,000
Redemption of redeemable preference shares	(50,000)
Cash generated from financing activities	50,002
Increase in cash and cash equivalents	50,002
Cash and cash equivalents on incorporation	—
Cash and cash equivalents at end of period	50,002

Notes to the financial information

1. General

IPF was incorporated and registered in England and Wales on 5 December 2006 under the Companies Act 1985 as a private company limited by shares with the name Bridgesun (3) Limited and with registered number 6018973. On 24 May 2007, IPF re-registered as a public company limited by shares and changed its name to International Personal Finance plc. The registered office of IPF is Number Three Leeds City Office Park, Meadow Lane, Leeds, LS11 5BD.

2. Basis of preparation and accounting policies

The special purpose financial information has been prepared in accordance with the requirements of the PD regulation, the Listing Rules, and in accordance with this basis of preparation. This basis of preparation describes

how the special purpose financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU).

Capital contribution

Capital contributions are treated as receivable when they are binding and payable within a given period of time.

Share capital

Ordinary shares are classified as equity.

Preference shares are accounted for in accordance with IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" and presented as a financial liability when there is a contractual obligation to deliver cash or another financial asset.

Critical judgements

The preparation of the special purpose financial information has not required the application of significant judgement or estimates by the directors.

3. Redeemable preference shares

	31 May 2007
	£
As at 31 May 2007	—

On 2 March 2007, IPF issued 50,000 redeemable preference shares with a nominal value of £1 each to Provident Financial.

The preference shares carried no right to income by way of a dividend out of profits of IPF. On a return of capital, whether or not on a winding up, other than redemption or purchase by IPF of any of its share capital, the holders of the redeemable preference shares were entitled to receive in sterling the nominal value of the preference shares out of the assets of IPF available for distribution in priority to any payment to ordinary shareholders. The preference shares had no voting rights.

IPF was entitled to redeem the preference shares at any time, and was obliged to redeem the preference shares on or before 30 June 2007 at the nominal value of each redeemable preference share.

On 31 May 2007, the preference shares were redeemed in full at their nominal value of £50,000.

4. Share capital

	31 May 2007
	£
Ordinary share capital	
Authorised	
100,000 ordinary shares of £1 each	100,000
Allotted, called up and fully paid	
2 ordinary shares of £1 each	2

On incorporation, IPF's authorised share capital was 100,000 ordinary shares of £1 each. Of such shares, two ordinary shares were taken up by the subscribers to the memorandum of association, R. Marshall Smith and E. Versluys, and were paid up in full in cash. The share held by E. Versluys was subsequently transferred to J. Harnett.

5. Reserves

	Capital redemption reserve	Capital contribution reserve	Profit and loss account
	£	£	£
On incorporation	—	—	—
Capital contribution	—	50,000	—
Redemption of preference shares	50,000	(50,000)	—
At 31 May 2007	50,000	—	—

The capital contribution of £50,000 was made by Provident Financial on 2 March 2007.

Following the redemption of the redeemable preference shares on 31 May 2007, the capital contribution reserve of £50,000 was transferred to the capital redemption reserve.

6. Guarantees and commitments

On 16 March 2007, IPF and various subsidiaries of PIHL entered into a series of three year multi-currency revolving loan facilities with a syndicated group of banks. IPF is party to these facilities both as a borrower and as a guarantor of the obligations of the other borrowers. As at the balance sheet date, there were no drawings under these facilities.

7. Costs

Costs in respect of the proposed admission will be incurred by other companies within the PF Group and IHC. These costs will not be recharged to IPF.

8. Post balance sheet events

On 19 June 2007, IPF's authorised share capital was increased from £150,000 to £852,550,034. As at 19 June 2007 (being the latest practicable date prior to the publication of this document), the authorised share capital of IPF comprised 501,500,020 ordinary shares of 170 pence each.

On 25 June 2007, IPF entered into a demerger agreement with Provident Financial. The purpose of the demerger agreement is to facilitate an orderly separation of the two businesses and provide for certain services to be supplied by the PF Group to the IPF Group for a transitional period.

**Section C: PwC report for the years ended 31 December 2004,
31 December 2005 and 31 December 2006**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
International Personal Finance plc
Number Three
Leeds City Office Park
Leeds
LS11 5BD

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

International Home Credit (being the overseas home credit business of Provident Financial plc, referred to as the "Operating Group")

We report on the combined financial information set out in Section D of Part VII below. This combined financial information has been prepared for inclusion in the prospectus dated 25 June 2007 (the "**Prospectus**") of International Personal Finance plc (the "**Company**") on the basis of the accounting policies set out in paragraph 2 to the combined financial information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the combined financial information in accordance with the basis of preparation set out in note 1 to the combined financial information.

It is our responsibility to form an opinion as to whether the combined financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the combined financial information and whether the accounting policies are appropriate to the Operating Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the combined financial information gives, for the purposes of the Prospectus dated 25 June 2007, a true and fair view of the state of affairs of the Operating Group as at the dates stated and of its profits, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1 to the combined financial information.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section D: Financial information for the years ended 31 December 2004, 31 December 2005 and 31 December 2006

IHC

Combined income statements for the year ended 31 December

	Notes	2004	2005	2006
		£m	£m	£m
Revenue	3	271.2	358.6	365.3
Finance income		4.0	6.1	7.2
Total income		275.2	364.7	372.5
Finance costs	4	(23.1)	(25.4)	(28.6)
Operating costs		(129.3)	(188.6)	(161.3)
Administrative expenses		(86.0)	(105.1)	(144.5)
Total costs		(238.4)	(319.1)	(334.4)
Profit before taxation	3,5	36.8	45.6	38.1
Profit before taxation and demerger costs	3	36.8	45.6	42.3
Demerger costs	5	—	—	(4.2)
Profit before taxation	3	36.8	45.6	38.1
Tax expense	6	(12.1)	(13.8)	(12.7)
Profit after taxation	23	**24.7**	**31.8**	**25.4**
Earnings per share		2004	2005	2006
Basic	7	9.75p	12.50p	9.96p
Diluted	7	9.70p	12.48p	9.93p

Combined statements of recognised income and expense for the year ended 31 December

	Notes	2004	2005	2006
		£m	£m	£m
Profit after taxation		24.7	31.8	25.4
Exchange gains/(losses) on foreign currency translations		3.9	2.6	(0.2)
Net fair value (losses)/gains — cash flow hedges		(1.0)	(1.4)	1.8
Actuarial losses on retirement benefit obligations/asset	21	(3.0)	(1.2)	(1.1)
Tax credit/(charge) on items taken directly to invested capital		1.2	0.8	(0.3)
Net income recognised directly in invested capital	23	1.1	0.8	0.2
Total recognised income for the year	23	**25.8**	**32.6**	**25.6**

Combined balance sheets as at 31 December

	Notes	2004	2005	2006
		£m	*£m*	*£m*
ASSETS				
Non-current assets				
Intangible assets	10	—	1.9	14.0
Property, plant and equipment	11	18.4	23.5	30.2
Retirement benefit asset	21	—	—	0.4
Deferred tax assets	12	10.4	12.6	15.6
		28.8	38.0	60.2
Current assets				
Financial assets:				
— Amounts receivable from customers:				
— due within one year	13	285.1	322.1	312.4
— due in more than one year	13	—	6.6	18.6
— Amounts due from PF Group companies	14	80.7	127.8	157.7
— Derivative financial instruments	19	1.0	0.5	0.6
— Cash and cash equivalents	15	46.7	47.1	44.5
Trade and other receivables	16	4.7	6.1	6.5
Current tax assets		4.0	0.9	8.1
		422.2	511.1	548.4
Total assets	3	451.0	549.1	608.6
LIABILITIES				
Current liabilities				
Financial liabilities:				
— Bank borrowings	17	(92.5)	(145.6)	(218.4)
— PF Group borrowings	18	(42.9)	(53.5)	(79.4)
— Derivative financial instruments	19	(4.2)	(4.9)	(2.3)
Trade and other payables	20	(16.0)	(21.2)	(35.0)
Current tax liabilities		(18.7)	(17.4)	(21.7)
		(174.3)	(242.6)	(356.8)
Non-current liabilities				
Financial liabilities:				
— Bank borrowings	17	(244.3)	(242.1)	(169.6)
Retirement benefit obligations	21	(10.4)	(8.2)	—
		(254.7)	(250.3)	(169.6)
Total liabilities	3	(429.0)	(492.9)	(526.4)
NET ASSETS		**22.0**	**56.2**	**82.2**
INVESTED CAPITAL				
Provident Financial investment in IHC	23	**22.0**	**56.2**	**82.2**

Combined cash flow statements for the year ended 31 December

	Notes	2004 £m	2005 £m	2006 £m
Cash flows from operating activities				
Cash (used in)/generated from operations		(75.1)	(9.8)	33.1
Finance costs paid		(20.5)	(24.8)	(28.7)
Finance income received		4.2	6.1	7.2
Tax paid		(12.8)	(13.2)	(18.8)
Net cash used in operating activities		(104.2)	(41.7)	(7.2)
Cash flows from investing activities				
Purchases of intangible assets	10	—	(1.9)	(12.1)
Purchases of property, plant and equipment	11	(10.8)	(13.1)	(17.4)
Proceeds from disposal of property, plant and equipment		2.1	2.0	3.4
Net cash used in investing activities		(8.7)	(13.0)	(26.1)
Cash flows from financing activities				
Proceeds from external bank borrowings		127.5	44.3	4.6
(Repayment of)/proceeds from PF Group borrowings		(46.4)	10.6	25.9
Net cash generated from financing activities		81.1	54.9	30.5
Net (decrease)/increase in cash and cash equivalents		(31.8)	0.2	(2.8)
Cash and cash equivalents at beginning of year		71.4	46.7	47.1
Exchange gains on cash and cash equivalents		7.1	0.2	0.2
Cash and cash equivalents at end of year		**46.7**	**47.1**	**44.5**
Cash and cash equivalents at end of year comprise:				
Cash at bank and in hand	15	15.5	19.2	22.8
Short-term deposits	15	31.2	27.9	21.7
		46.7	**47.1**	**44.5**

The cash and short-term deposits held by those businesses that are regulated are required to be strictly segregated from those of the rest of IHC and are not available to repay IHC borrowings. At 31 December 2006 the cash and short-term deposits held by IHC's regulated businesses amounted to £21.4m (2005 £28.1m, 2004 £31.9m). All short-term deposits have a maturity of three months or less on acquisition.

Reconciliation of profit after taxation to cash (used in)/generated from operations

	2004 £m	2005 £m	2006 £m
Profit after taxation	24.7	31.8	25.4
Adjusted for:			
Tax expense	12.1	13.8	12.7
Finance costs	23.1	25.4	28.6
Finance income	(4.0)	(6.1)	(7.2)
Share-based payment charge/(credit) (note 22)	0.3	0.5	(0.4)
Defined benefit pension charge/(credit) (note 21)	0.7	0.8	(0.3)
Depreciation of property, plant and equipment (note 11)	4.6	6.2	7.2
Profit on disposal of property, plant and equipment	(0.1)	(0.1)	(0.2)
PF Group funding	4.5	1.1	0.8
Changes in operating assets and liabilities:			
Amounts receivable from customers	(65.6)	(36.9)	(7.0)
Trade and other receivables	4.2	0.8	(0.6)
Amounts due from PF Group companies	(74.1)	(47.1)	(29.9)
Trade and other payables	(5.8)	4.5	14.2
Retirement benefit obligations/asset	(1.2)	(4.2)	(9.4)
Derivative financial instruments	1.5	(0.3)	(0.8)
Cash (used in)/generated from operations	**(75.1)**	**(9.8)**	**33.1**

Notes to the combined financial information

1. Basis of preparation

IPF, a newly incorporated entity, has been established to become the holding company of PIHL. PIHL is the principal legal entity of the international businesses of the PF Group. The table below shows the principal companies which constitute what is hereafter referred to as IHC:

Legal entity	Nature of business	Country of operation	% owned
Provident International Holdings Limited	Holding company	England	100%
International Personal Finance Investments Limited	Holding company	England	100%
Provident International Limited	Support and services	England	100%
Provident Polska S.A.	Home credit	Poland	100%
Provident Financial s.r.o.	Home credit	Czech Republic	100%
Provident Financial Zrt	Home credit	Hungary	100%
Provident Financial s.r.o.	Home credit	Slovakia	100%
Provident Mexico S.A de C.V.	Home credit	Mexico	100%
Provident Financial Romania I.F.N.S.A.	Home credit	Romania	100%
Provident International Financial Services Limited	Debt option provision	England	100%
Provident International Credit Guarantee Company Limited	Debt guarantee provision	Guernsey	100%

The combined financial information has been prepared for inclusion in the prospectus for the application for the admission of listing the shares of the parent company, IPF, and comprises the combined income statements, statements of recognised income and expense, balance sheets and cash flow statements of IHC.

The combined financial information has been prepared in accordance with the requirements of the PD regulation, the Listing Rules, and in accordance with this basis of preparation. This basis of preparation describes how the combined financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU) except as described below.

IFRSs as adopted by the EU do not provide for the preparation of combined financial information, and accordingly, in preparing the combined financial information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 (Investment Reporting Standard applicable to public reporting engagements on historical financial information) issued by the UK Auditing Practices Board have been applied. The application of these conventions results in the following basis of accounting of the financial information. IHC has not previously been required to prepare consolidated financial information and hence consolidated financial information has not previously been presented. The combined financial information has been prepared by aggregating the applicable individual financial returns that were prepared for the purposes of the PF Group consolidation together with certain PF Group consolidation adjustments relating to the businesses forming IHC. Internal transactions within IHC have been eliminated on combination. Other than in respect of using this basis of accounting, IFRSs as adopted by the EU have been applied.

Basis of accounting

The following conventions have been used in preparing the combined financial information:

- IHC has not in the past formed a separate legal group and therefore it is not possible to show share capital or an analysis of reserves for IHC. The net assets of IHC are represented within invested capital by the cumulative investment of Provident Financial in IHC (shown as "Provident Financial investment in IHC").

- Amounts due to the PF Group that are interest bearing and have other characteristics of debt have been categorised as part of financial liabilities (shown as "PF Group borrowings") in the combined balance sheet. The related interest expense has been categorised as part of finance costs within the combined income statement. Accordingly, the interest expense recorded in the combined income statement has been affected by the financing arrangements within the PF Group and is not representative of the interest expense that would have been reported had IHC been independent. Also, it is not necessarily representative of the interest expense that will arise in the future. The rate of interest applying to intra-group balances within the PF Group is determined by Provident Financial.

- Amounts due to the PF Group that do not have the characteristics of debt have been included within the "Provident Financial investment in IHC" in the combined balance sheet. All movements in such balances have been reflected in note 23 as movements in invested capital under the heading "PF Group funding adjustment".
- The PF Group has not historically recharged all corporate office costs comprising director costs, taxation, treasury, accounting, investor relations, public relations, legal costs and company secretarial costs to its underlying businesses. However, for the purposes of the combined financial information an approximation of the amounts of corporate head office costs attributable to IHC has been made based on the expected split of corporate office costs on demerger. PF Group corporate office costs were affected by the arrangements in place within the PF Group and are not necessarily representative of the position that will prevail in the future.
- The PF Group defined benefit pension obligations/asset have historically been split between statutory entities based on the level of contributions made to the pension schemes by each entity. For the purposes of the combined financial information, the pension obligations/asset represent an aggregation of the statutory entities forming IHC plus an allocation of the PF Group corporate office pension obligations/asset based on the expected split of corporate office staff on demerger.
- Tax charges in the combined financial information have been determined based on the tax charges recorded by IHC companies in their local statutory accounts. This also comprises the tax effect on adjustments made for PF Group consolidation purposes. The tax charges recorded in the combined income statement have been affected by the taxation arrangements within the PF Group and are not necessarily representative of the tax charges that would have been reported had IHC been an independent group. Also they are not necessarily representative of the tax charges that may arise in the future.

2. Accounting policies

The accounting policies adopted by IHC in the preparation of the combined financial information are consistent with those adopted in the PF Group 2006 financial statements and will be used, subject to the changes identified below, in the preparation of the IPF Group's first financial statements.

The following standards and interpretations, which are in issue but not yet effective, have not been applied in the combined financial information:

IFRS 7 'Financial Instruments: Disclosures'

IFRS 8 'Operating Segments'

IFRIC 12 'Service Concession Arrangements'

IFRS 7 is effective for accounting periods beginning on or after 1 January 2007 and will therefore be applied in the first full set of financial statements of the IPF Group. The standard is a disclosure standard and requires additional disclosures on capital and financial instruments. The standard will not impact the recognition or measurement of items accounted for under the accounting policies used in the preparation of the combined financial information. All other standards and interpretations listed above are not expected to have a material impact on the combined financial information of IHC.

The principal accounting policies used in the preparation of the combined financial information are as follows:

Revenue recognition

Revenue, which excludes value added tax and intra-group transactions, comprises revenue earned on amounts receivable from customers.

The service charge on a home credit loan is fixed. The charge does not increase if customers take longer than the contracted period to repay the loan. The majority of loans do not carry penalties or default interest charges. In accordance with IAS 39 'Financial Instruments: Recognition and Measurement' the service charge is accounted for as interest income.

Revenue on customer receivables is recognised using an effective interest rate (EIR). The EIR is calculated using estimated cash flows being contractual payments adjusted for the impact of customers repaying early but excluding the anticipated impact of customers paying late or not paying at all.

Directly attributable incremental issue costs are also taken into account in calculating the EIR. Interest income continues to be accrued on impaired receivables using the original EIR applied to the loan's carrying value.

Finance income and finance costs

Finance income comprises the return generated on cash and cash equivalents and is recognised on an EIR basis. Finance costs comprise the interest on external borrowings and amounts owed to the PF Group and are recognised on an EIR basis.

Amounts receivable from customers

All customer receivables are initially recognised at the amount loaned to the customer less directly attributable incremental issue costs. After initial recognition, customer receivables are subsequently measured at amortised cost. Amortised cost is the amount of the customer receivable at initial recognition less customer repayments, plus revenue earned calculated using the EIR, less any deduction for impairment.

All customer receivables are assessed for impairment at each combined balance sheet date. Customer accounts that are in arrears are deemed to have demonstrated evidence of impairment and are subject to a detailed impairment review. Impairment is calculated using actuarial models which use historical payment performance to generate the estimated amount and timing of future cashflows from each arrears stage. These estimated future cash flows are discounted to a present value using the original EIR and this figure is compared with the combined balance sheet value. All such impairments are charged to the combined income statement.

The unwinding of the discounted value used to compute the impairment is reflected in the interest charged on the impaired loan. Impairment charges in respect of customer receivables are charged to the combined income statement as part of operating costs.

Intangible assets

Intangible assets, which comprise computer software licences, are capitalised as intangible assets on the basis of the costs incurred to acquire or develop the specific software and bring it into use.

Computer software is amortised on a straight-line basis over its estimated useful economic life which is generally estimated to be five years. The residual values and economic lives are reviewed by management at each balance sheet date.

Property, plant and equipment

Property, plant and equipment is shown at cost less subsequent depreciation and impairment. Cost represents invoiced cost plus any other costs that are directly attributable to the acquisition of the items. Repairs and maintenance costs are expensed as incurred.

Depreciation is calculated to write-down assets to their estimated realisable value over their useful economic lives. The following are the principal bases used:

Category	Depreciation rate	Method
Fixtures and fittings	10%	Straight-line
Equipment (including computer hardware)	20 to 33.3%	Straight-line
Motor vehicles	25%	Reducing balance

The residual value and useful economic life of all assets are reviewed, and adjusted if appropriate, at each combined balance sheet date. All items of property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying value exceeds the higher of the asset's value in use or its fair value less costs to sell.

Foreign currency translation

Items included in the financial statements of each of IHC's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates ('the functional currency'). The combined financial information is presented in sterling.

Transactions that are not denominated in a subsidiary's functional currency are recorded at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the rates of exchange ruling at the combined balance sheet date. Differences arising on translation are charged or credited to the combined income statement, except when deferred in invested capital as qualifying cash flow hedges or qualifying net investment hedges.

The combined income statements of IHC's subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from sterling are translated into sterling at the average exchange rate and the balance sheets are translated at the exchange rates ruling at each combined balance sheet date.

On combination, exchange differences arising from the translation of the net investment in foreign subsidiaries, and of borrowings and other currency instruments designated as hedges of such investments, are taken to invested capital. When a foreign operation is sold such exchange differences are recognised in the combined income statement as part of the gain or loss on sale.

Segment reporting

IHC's primary reporting format is geographical segments. A geographical segment is a component of IHC that operates within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The provision of home credit is the only business segment operated by IHC and therefore a secondary segmental analysis is not provided.

Leases

The leases entered into by IHC are solely operating leases. Costs in respect of operating leases are charged to the combined income statement on a straight-line basis over the lease term.

Taxation

The tax expense represents the sum of current and deferred tax. Current tax is calculated based on taxable profit for the year using tax rates that have been enacted or substantially enacted by the combined balance sheet date. Taxable profit differs from profit before taxation as reported in the combined income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the combined balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the combined financial information and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by IHC and it is probable that the temporary difference will not reverse in the future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Employee benefits

- *Defined benefit pension plans*

The charge in the combined income statement in respect of defined benefit pension plans comprises the actuarially assessed current service cost of working employees together with the interest charge on pension liabilities offset by the expected return on pension scheme assets. All charges are allocated to administrative expenses.

The asset/liability recognised in the combined balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the combined balance sheet date less the fair value of the plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately in the combined statement of recognised income and expense.

Past service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

- *Defined contribution plans*

Contributions to defined contribution pension schemes are charged to the combined income statement on an accruals basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with original maturities of three months or less principally held for the purpose of meeting intra-group guarantee arrangements. Bank overdrafts are presented in current liabilities to the extent that there is no right of offset with cash balances.

Derivative financial instruments

IHC uses derivative financial instruments, principally interest rate swaps and forward currency contracts to manage the interest rate and currency risk arising from IHC's underlying business operations. No transactions of a speculative nature are undertaken.

All derivative financial instruments are assessed against the hedge accounting criteria set out in IAS 39. The majority of IHC's derivatives meet the hedge accounting requirements of IAS 39 and are accordingly designated as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or hedges of highly probable forecast transactions (cash flow hedge).

Derivatives are initially recognised at the fair value on the date a derivative contract is entered into and are subsequently remeasured at each reporting date at their fair value. Where derivatives do not qualify for hedge accounting, movements in their fair value are recognised immediately within the combined income statement.

Where the hedge accounting criteria have been met, the resultant gain or loss on the derivative instrument is recognised as follows:

- *Fair value hedges*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the combined income statement as part of finance costs, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

- *Cash flow hedges*

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in invested capital. The gain or loss relating to the ineffective portion is recognised immediately in the combined income statement as part of finance costs. Amounts accumulated in invested capital are recognised in the combined income statement when the income or expense on the hedged item is recognised in the combined income statement.

IHC discontinues hedge accounting when:

- it is evident from testing that a derivative is not, or has ceased to be, highly effective as a hedge;
- the derivative expires, or is sold, terminated or exercised; or
- the underlying hedged term matures or is sold or repaid.

Share-based payments

The cost of providing share-based payments to employees is charged to the combined income statement over the vesting period of the related share options or share allocations. The corresponding credit is made to a separate component of the Provident Financial investment in IHC.

The cost is based on the fair value of options granted determined using a binomial option pricing model. The value of the charge is adjusted at each combined balance sheet date to reflect expected and actual levels of vesting with a corresponding adjustment to a separate component of the Provident Financial investment in IHC.

In accordance with the transitional provisions of IFRS 2 'Share-based Payment' IHC has elected to apply IFRS 2 to grants, options and other equity instruments granted after 7 November 2002 and not vested at 1 January 2005.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds net of any transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the combined income statement over the expected life of the borrowings using the EIR.

Where borrowings are the subject of a fair value hedge, changes in the fair value of the borrowing that are attributable to the hedged risk are recognised in the combined income statement and a corresponding adjustment made to the carrying value of borrowings.

Key assumptions and estimates

In applying the accounting policies set out above, IHC makes significant estimates and assumptions that affect the reported amounts of assets and liabilities as follows:

Amounts receivable from customers

IHC reviews its portfolio of customer loans and receivables for impairment at each combined balance sheet date. IHC makes judgements to determine whether there is objective evidence which indicates there has been an adverse effect on expected future cash flows. For the purposes of assessing the impairment of customer loans and receivables, customers are categorised into arrears stages as this is considered to be the most reliable predictor of future payment performance. The level of impairment is calculated using actuarial models which use historical payment performance to generate the estimated amount and timing of future cash flows from each arrears stage. The impairment models are regularly reviewed to take account of the current economic environment, product mix and recent customer payment performance. However, on the basis that the payment performance of customers could be different from the assumptions used in estimating future cash flows, a material adjustment to the carrying value of amounts receivable from customers may be required. To the extent that the net present value of estimated cash flows differs by +/– 5%, it is estimated that the amounts receivable from customers would be £17m higher/lower.

Retirement benefit obligations/asset

IHC makes a number of judgements and estimates in assessing the amount of its retirement benefit obligations/asset at each balance sheet date. These judgements and estimates are derived after taking into account the requirements of IAS 19 'Retirement Benefit Obligations' and after taking the advice of IHC's actuaries. Further details on the key assumptions used are set out in note 21.

Tax

IHC is subject to tax in a number of international jurisdictions as well as the UK. In many cases, the tax treatment of certain items cannot be determined precisely until tax audits or enquiries have been completed by the tax authorities. In some instances, this can be some years after the item has first been reflected in the combined financial information. IHC recognises liabilities for anticipated tax audit and enquiry issues based on an assessment of whether such liabilities are likely to fall due. If the outcome of such audits is that the final liability is different to the amount originally estimated, such differences will be recognised in the period in which the audit or enquiry is determined. Any differences may necessitate a material adjustment to the level of tax balances held in the combined balance sheet.

3. Segment analysis

Primary reporting format — geographical segments

	2004	2005	2006
	£m	*£m*	*£m*
Revenue			
Central Europe	269.4	347.9	338.6
Mexico	1.8	10.7	26.4
Romania	—	—	0.3
Total	**271.2**	**358.6**	**365.3**
Profit before taxation			
Central Europe	49.8	60.7	65.7
Mexico	(2.3)	(3.1)	(9.7)
Romania	—	—	(2.4)
UK divisional central costs	(7.7)	(6.5)	(7.4)
	39.8	51.1	46.2
Recharge of Provident Financial central costs	(3.0)	(5.5)	(3.9)
Profit before taxation and demerger costs	36.8	45.6	42.3
Demerger costs (note 5)	—	—	(4.2)
Total	**36.8**	**45.6**	**38.1**

The recharge of Provident Financial central costs was not previously reflected in the reported results of the businesses forming IHC within the PF Group financial statements. The above allocation represents IHC's share of Provident Financial central costs in each year based on the expected split of Provident Financial central costs on demerger.

	2004	2005	2006
	£m	*£m*	*£m*
Segment assets			
Central Europe	429.1	499.9	531.4
Mexico	3.2	15.4	28.5
Romania	—	—	4.9
UK	18.7	33.8	43.8
Total	**451.0**	**549.1**	**608.6**
Segment liabilities			
Central Europe	364.1	419.4	418.5
Mexico	3.2	14.8	29.1
Romania	—	—	4.5
UK	61.7	58.7	74.3
Total	**429.0**	**492.9**	**526.4**
Capital expenditure			
Central Europe	9.3	11.1	11.4
Mexico	0.3	1.1	2.7
UK	1.2	0.9	3.3
Total	**10.8**	**13.1**	**17.4**
Depreciation			
Central Europe	4.2	5.4	5.9
Mexico	0.1	0.2	0.6
UK	0.3	0.6	0.7
Total	**4.6**	**6.2**	**7.2**

Expenditure on intangible assets of £12.1m (2005 £1.9m, 2004 £nil) all relates to the UK.

4. Finance costs

	2004	2005	2006
	£m	£m	£m
Interest payable on external bank borrowings	18.6	18.6	22.4
Interest payable on PF Group borrowings	2.9	7.2	6.7
Interest payable on bank and other borrowings	21.5	25.8	29.1
Net hedge ineffectiveness and other fair value gains and losses	1.6	(0.4)	(0.5)
Total	**23.1**	**25.4**	**28.6**

5. Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2004	2005	2006
	£m	£m	£m
Depreciation of property, plant and equipment (note 11)	4.6	6.2	7.2
Profit on disposal of property, plant and equipment	(0.1)	(0.1)	(0.2)
Operating lease rentals:			
— property	7.6	7.8	7.4
— equipment	—	0.1	0.1
Share-based payment charge/(credit) (note 22)	0.3	0.5	(0.4)
Defined benefit pension scheme charge/(credit) (note 21)	0.7	0.8	(0.3)
Impairment of amounts receivable from customers (note 13)	87.0	132.4	103.1
Audit services:			
— fees payable to Provident Financial's auditors for the audit of the consolidated PF Group financial statements	—	—	0.1
Non-audit services:			
— audit of IHC companies pursuant to legislation	0.1	0.2	0.2
— tax services	0.6	0.2	0.1
— other services	0.1	—	—
Demerger costs	—	—	4.2

Demerger costs in 2006 represent costs incurred in preparing for the demerger of IHC from the PF Group. The costs comprise £0.4m of professional fees, £0.9m of property costs and £2.9m of other separation costs. All of the demerger costs have been classified as administrative expenses within the combined income statement.

6. Tax expense

	2004	2005	2006
	£m	£m	£m
Total current tax	15.1	15.2	16.3
Total deferred tax (note 12)	(3.0)	(1.4)	(3.6)
Total	**12.1**	**13.8**	**12.7**

The tax credit in respect of demerger costs in 2006 was £0.9m (2005 and 2004 £nil).

Tax (credit)/charge on items taken directly to invested capital	2004	2005	2006
	£m	£m	£m
Current tax (credit)/charge on net fair value (losses)/gains — cash flow hedges	(0.3)	(0.4)	0.6
Deferred tax credit on actuarial losses on retirement benefit obligations/asset	(0.9)	(0.4)	(0.3)
Total	**(1.2)**	**(0.8)**	**0.3**

The rate of tax expense on the profit before taxation for the year ended 31 December 2006 is higher (2005 and 2004 higher) than the standard rate of corporation tax in the UK (30%). The differences are explained as follows:

	2004	2005	2006
	£m	£m	£m
Profit before taxation	36.8	45.6	38.1
Profit before taxation multiplied by the standard rate of corporation tax in the UK of 30% (2005 and 2004 30%)	11.0	13.7	11.4
Effects of:			
Adjustment in respect of prior years	0.8	0.2	0.5
Adjustment in respect of foreign tax rates	(4.7)	(6.6)	(4.4)
Expenses not deductible for tax purposes	1.1	4.7	4.5
Overseas taxable dividends	3.9	1.8	0.7
Total tax expense	**12.1**	**13.8**	**12.7**

7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to shareholders of £25.4m (2005 £31.8m, 2004 £24.7m) by the weighted average number of IPF ordinary shares that would have existed based on a one for one exchange for Provident Financial shares.

For diluted EPS, the weighted average number of IPF ordinary shares in issue is adjusted to assume conversion of all dilutive Provident Financial potential ordinary shares relating to employees of IHC, but does not anticipate changes to incentive schemes that will result from the demerger.

The weighted average number of shares used in the basic and diluted EPS calculations can be reconciled as follows:

	2004	2005	2006
	m	m	m
Used in basic EPS calculations	**253.4**	**254.3**	**254.9**
Dilutive effect of options	1.2	0.6	0.9
Used in diluted EPS calculations	**254.6**	**254.9**	**255.8**

The directors have elected to show an adjusted EPS excluding the impact of demerger costs in 2006. Demerger costs, net of the related tax credit, are £3.3m (2005 and 2004 £nil). This is presented to show the EPS generated by IHC's underlying operations. A reconciliation of basic and diluted EPS to adjusted and adjusted diluted EPS is as follows:

	2004	2005	2006
	pence	*pence*	*pence*
Basic EPS	**9.75**	**12.50**	**9.96**
Demerger costs, net of tax credit	—	—	1.30
Adjusted EPS	**9.75**	**12.50**	**11.26**
Diluted EPS	**9.70**	**12.48**	**9.93**
Demerger costs, net of tax credit	—	—	1.29
Adjusted diluted EPS	**9.70**	**12.48**	**11.22**

8. Directors' remuneration

The key management personnel (as defined by IAS 24 'Related Party Disclosures') of IHC are deemed to be the directors who will be appointed as directors of IPF on demerger and former directors of Provident Financial whose key responsibility was the management of the businesses forming IHC. The remuneration of directors, as

set out below, therefore comprises the emoluments of J. Harnett, D. Broadbent, D. Swann (resigned on 17 May 2006), C. Gregson, R. Miles and T. Hales.

	2004	2005	2006
	£m	£m	£m
Short-term employee benefits	1.2	0.9	1.2
Post employment benefits	0.9	1.1	(0.1)
Share-based payment charge/(credit)	0.3	0.3	(0.4)
Total	**2.4**	**2.3**	**0.7**

Short-term employee benefits comprise salary/fees, bonus and benefits earned in the year. Post employment benefits represent the sum of (i) the increase in the transfer value of the accrued pension benefits (less directors' contributions) for those directors who are members of PF Group's defined benefit pension scheme; and (ii) company contributions into personal pension arrangements for all other directors. The share-based payment charge/(credit) is the proportion of the share-based payment charge/(credit) that relates to those options granted to the directors.

Other than in respect of D. Broadbent, whose costs were directly incurred by IHC, the costs above were not charged to the businesses forming IHC for the purposes of the PF Group financial statements but an allocation of these costs has been made for the purposes of the combined financial information as described in note 3.

Short-term employee benefits

The aggregate directors' emoluments during the year amounted to £1,212,000 (2005 £948,000, 2004 £1,238,000), analysed as follows:

2006

	Salary	Bonus	Benefits	Fees	Total
	£'000	£'000	£'000	£'000	£'000
Executive directors					
J. Harnett	340	306	40	—	686
D. Swann*	128	115	15	—	258
D. Broadbent	116	54	8	—	178
	584	475	63	—	1,122
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	—	40	40
T. Hales*	—	—	—	10	10
	—	—	—	90	90
Total	**584**	**475**	**63**	**90**	**1,212**

*D. Swann resigned as a director on 17 May 2006. T. Hales was appointed as a non-executive director on 14 October 2006.

2005

	Salary £'000	Bonus £'000	Benefits £'000	Fees £'000	Total £'000
Executive directors					
J. Harnett	340	—	43	—	383
D. Swann	308	—	44	—	352
D. Broadbent	110	11	8	—	129
	758	11	95	—	864
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	4	40	44
	—	—	4	80	84
Total	**758**	**11**	**99**	**80**	**948**

2004

	Salary £'000	Bonus £'000	Benefits £'000	Fees £'000	Total £'000
Executive directors					
J. Harnett	307	185	43	—	535
D. Swann	277	166	43	—	486
D. Broadbent	100	36	1	—	137
	684	387	87	—	1,158
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	—	40	40
	—	—	—	80	80
Total	**684**	**387**	**87**	**80**	**1,238**

Share option schemes

Directors' share options over Provident Financial shares at 31 December were as follows:

2006

	1 January 2006	Granted	Exercised	Lapsed	31 December 2006		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett	33,269	—	—	—	33,269	A	1,037.00	04.05.2002 - 03.05.2009
	16,077	—	—	—	16,077	A	622.00	02.08.2004 - 01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005 - 08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006 - 17.03.2013
	114,950	—	—	—	114,950	B	550.50	05.08.2007 - 04.08.2014
	96,797	—	—	—	96,797	B	702.50	23.03.2008 - 22.03.2015
	—	58,890	—	—	58,890	C	577.25	07.06.2009 - 06.06.2016
	418,438	58,890	—	—	477,328			
D. Swann*	7,428	—	—	—	7,428	A	985.00	06.08.2001 - 05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002 - 02.03.2009
	41,800	—	—	—	41,800	A	622.00	02.08.2004 - 01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006 - 30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005 - 08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007 - 30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006 - 17.03.2013
	103,455	—	—	—	103,455	B	550.50	05.08.2007 - 04.08.2014
	304,944	—	—	—	304,944			
D. Broadbent ..	6,000	—	—	—	6,000***	B	521.50	07.03.2003 - 06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005 - 08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006 - 17.03.2013
	10,000	—	—	—	10,000	B	550.50	05.08.2007 - 04.08.2014
	12,500	—	—	—	12,500	B	702.50	23.03.2008 - 22.03.2015
	1,844**	—	—	(1,844)**	—	—	507.00	01.12.2008 - 31.05.2009
	—	20,090	—	—	20,090	C	577.25	07.06.2009 - 06.06.2016
	47,844	20,090	—	(1,844)	66,090			
Total	**771,226**	**78,980**	—	**(1,844)**	**848,362**			

* D. Swann ceased to be a director on 17 May 2006 and options outstanding are shown as at this date. He exercised options over 103,455 shares and 81,632 shares on 28 November 2006, when the market price was 620.8p. The remaining options lapsed on 30 November 2006.

** Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

*** On 9 January 2007 D. Broadbent exercised 6,000 options. The market price at the date of exercise was 720.00p and the exercise price was 521.50p.

2005

	1 January 2005	Granted	Exercised	Lapsed	31 December 2005		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett....	33,269	—	—	—	33,269	A	1,037.00	04.05.2002 - 03.05.2009
	87,500	—	(87,500)^	—	—	A	520.00	28.02.2003 - 27.02.2010
	16,077	—	—	—	16,077	A	622.00	02.08.2004 - 01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005 - 08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006 - 17.03.2013
	114,950	—	—	—	114,950	B	550.50	05.08.2007 - 04.08.2014
	—	96,797	—	—	96,797	B	702.50	23.03.2008 - 22.03.2015
	409,141	96,797	(87,500)	—	418,438			
D. Swann*...	7,428	—	—	—	7,428	A	985.00	06.08.2001 - 05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002 - 02.03.2009
	41,800	—	—	—	41,800	A	622.00	02.08.2004 - 01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006 - 30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005 - 08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007 - 30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006 - 17.03.2013
	103,455	—	—	—	103,455	B	550.50	05.08.2007 - 04.08.2014
	304,944	—	—	—	304,944			
D. Broadbent	2,029**	—	—	(2,029)**	—	—	468.00	01.11.2005 - 30.04.2006
	10,000	—	(4,000)^^	—	6,000	B	521.50	07.03.2003 - 06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005 - 08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006 - 17.03.2013
	10,000	—	—	—	10,000	B	550.50	05.08.2007 - 04.08.2014
	—	12,500	—	—	12,500	B	702.50	23.03.2008 - 22.03.2015
	—	1,844**	—	—	1,844**	—	507.00	01.12.2008 - 31.05.2009
	39,529	14,344	(4,000)	(2,029)	47,844			
Total	**753,614**	**111,141**	**(91,500)**	**(2,029)**	**771,226**			

^The market price at date of exercise was 680.50p.

^^The market price at date of exercise was 723.50p.

**Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

2004

	1 January 2004	Granted	Exercised	Lapsed	31 December 2004		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett.....	33,269	—	—	—	33,269	A	1,037.00	04.05.2002 - 03.05.2009
	87,500	—	—	—	87,500	A	520.00	28.02.2003 - 27.02.2010
	16,077	—	—	—	16,077	A	622.00	02.08.2004 - 01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005 - 08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006 - 17.03.2013
	—	114,950	—	—	114,950	B	550.50	05.08.2007 - 04.08.2014
	294,191	114,950	—	—	409,141			
D. Swann*....	15,000	—	(15,000)^	—	—	A	450.00	02.09.1999 - 01.09.2006
	33,336	—	(33,336)^	—	—	A	638.50	01.09.2000 - 31.08.2007
	7,428	—	—	—	7,428	A	985.00	06.08.2001 - 05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002 - 02.03.2009
	33,882	—	(33,882)^	—	—	A	520.00	28.02.2003 - 27.02.2010
	41,800	—	—	—	41,800	A	622.00	02.08.2004 - 01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006 - 30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005 - 08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007 - 30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006 - 17.03.2013
	—	103,455	—	—	103,455	B	550.50	05.08.2007 - 04.08.2014
	283,707	103,455	(82,218)	—	304,944			
D. Broadbent..	2,029**	—	—	—	2,029**	—	468.00	01.11.2005 - 30.04.2006
	10,000	—	—	—	10,000	B	521.50	07.03.2003 - 06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005 - 08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006 - 17.03.2013
	—	10,000	—	—	10,000	B	550.50	05.08.2007 - 04.08.2014
	29,529	10,000	—	—	39,529			
Total	**607,427**	**228,405**	**(82,218)**	—	**753,614**			

^The market price at date of exercise was 747.50p.

**Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

Options granted under the Provident Financial Long Term Incentive Scheme 2006 are shown separately.

The performance conditions which apply to the exercise of executive share options are as follows:

- Performance condition A (referred to in the tables above) applies to options granted prior to 2002. Over a three-year period the real growth in Provident Financial's earnings per share must average 3% a year (after making appropriate adjustments for inflation).

- Performance condition B (referred to in the tables above) applies to options granted in 2002, 2003, 2004 and 2005. Where the option is granted over shares with an aggregate exercise price of up to one times the director's salary, the performance condition is that, over a fixed three-year period, the real growth in earnings per share (after adjusting for inflation) must average 3% a year (if the condition is not satisfied after the three years the period will be extended to four years and then, if the condition is still not satisfied, to five years, whereupon if the condition is still not satisfied, the option will lapse). For options granted in excess of one times the director's salary, the condition is 4% (rather than 3%) real growth in earnings per share.

- Performance condition C (referred to in the tables above) applies to options granted under the Executive Share Option Scheme 2006 (**"ESOS"**). For options granted in 2006 the target requires annual earnings per share growth to exceed RPI plus 3% averaged over a three-year period. At that level, 25% of the shares under option would be exercisable with the option becoming fully exercisable at average annual growth in earnings per share in excess of RPI plus 6% over the three-year period. A sliding scale for vesting will apply between these levels.

There were no changes in directors' share options between 1 January 2007 and 19 June 2007 other than the exercise of options by D. Broadbent as detailed above.

The aggregate notional gain (representing the difference between the exercise price and the market price of the shares at the date of exercise) made by all the directors on the exercise of share options during 2006 amounted to £nil (2005 £149,000, 2004 £158,000).

Highest paid director

The highest paid director was J. Harnett whose emoluments amounted to £686,000 (2005 £383,000, 2004 £535,000). His notional gain on the exercise of share options (representing the difference between the exercise price and the market price of the shares at the date of exercise) amounted to £nil (2005 £140,000, 2004 £nil).

Beneficial interest in Provident Financial shares

The beneficial interests of directors in the issued share capital of Provident Financial were as follows:

	Number of Shares			
	31 December 2006	31 December 2005	31 December 2004	1 January 2004
J. Harnett	39,969	39,969	31,466	14,494
D. Swann	—	86,725	86,725	59,377
D. Broadbent	—	—	—	—
C. Gregson	1,837	1,837	1,837	1,837
R. Miles	9,000	4,000	4,000	—
T. Hales	5,000	—	—	—

None of the directors has notified Provident Financial of an interest in any other shares, transactions or arrangements which requires disclosure.

Long term incentive schemes

Awards under the Provident Financial Long Term Incentive Scheme 2006, which were granted as nil cost options, were as follows:

	Date of award	Total awards held at 31.12.2006	Exercise price (p)	Market price at date of grant (p)	Normal exercisable dates
J. Harnett	01.06.2006	56,384	Nil	603.00	01.06.2009 - 31.05.2016

The awards made in 2006 require the total shareholder return (**"TSR"**) of Provident Financial, over a three-year performance period, when measured against the tailored peer group, to be at least median (25% vesting) with full vesting if TSR exceeds the median by 8.5% a year and straight-line vesting in between these two levels. The peer group comprises the following companies: Alliance & Leicester, Barclays, Bradford & Bingley, Cattles, Close Brothers, Debt Free Direct, HBOS, HSBC, Kensington Group, Lloyds TSB, London Scottish Bank, Northern Rock, Paragon Group, Park Group, Royal Bank of Scotland and S&U.

There were no awards outstanding as at 31 December 2005, 31 December 2004 or 1 January 2004. There were no changes in the awards outstanding between 1 January 2007 and 19 June 2007.

Performance Share Plan

Awards under the Provident Financial Performance Share Plan were as follows:

2006

	Basic awards (number of shares) held at 01.01.2006	Matching awards (number of shares) held at 01.01.2006	Basic awards (number of shares) made in 2006	Matching awards (number of shares) made in 2006	Basic awards (number of shares) held at 31.12.2006	Matching awards (number of shares) held at 31.12.2006	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247*	3,247	—	—	—	—	585.00	27 February 2006
	8,486*	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	8,486	8,486		
D. Swann	2,828*	2,828	—	—	—	—	585.00	27 February 2006
	7,637*	7,637	—	—	—	—	741.00	27 February 2007
	10,465	10,465	—	—	—	—		
Total	**22,198**	**22,198**	—	—	**8,486**	**8,486**		

*Vested awards. On 27 February 2006 the basic awards granted in 2003 at a price of 585p to J. Harnett (3,247 shares) and D. Swann (2,828 shares) vested. The matching awards did not vest. The market price on 27 February 2006 was 604p. On 31 May 2006, the basic and matching awards granted in 2004 at a price of 741p to D. Swann (15,274 shares) vested. The market price on 31 May 2006 was 608p. On 27 February 2007, the basic awards granted in 2004 at a price of 741p to J. Harnett (8,486 shares) vested. The matching award did not vest. The market price on 27 February 2007 was 739.5p.

2005

	Basic awards (number of shares) held at 01.01.2005	Matching awards (number of shares) held at 01.01.2005	Basic awards (number of shares) made in 2005	Matching awards (number of shares) made in 2005	Basic awards (number of shares) held at 31.12.2005	Matching awards (number of shares) held at 31.12.2005	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247	3,247	—	—	3,247	3,247	585.00	27 February 2006
	8,486	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	11,733	11,733		
D. Swann	2,828	2,828	—	—	2,828	2,828	585.00	27 February 2006
	7,637	7,637	—	—	7,637	7,637	741.00	27 February 2007
	10,465	10,465	—	—	10,465	10,465		
Total	**22,198**	**22,198**	—	—	**22,198**	**22,198**		

2004

	Basic awards (number of shares) held at 01.01.2004	Matching awards (number of shares) held at 01.01.2004	Basic awards (number of shares) made in 2004	Matching awards (number of shares) made in 2004	Basic awards (number of shares) held at 31.12.2004	Matching awards (number of shares) held at 31.12.2004	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247	3,247	—	—	3,247	3,247	585.00	27 February 2006
	8,486	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	11,733	11,733		
D. Swann	2,828	2,828	—	—	2,828	2,828	585.00	27 February 2006
	7,637	7,637	—	—	7,637	7,637	741.00	27 February 2007
	10,465	10,465	—	—	10,465	10,465		
Total	**22,198**	**22,198**	—	—	**22,198**	**22,198**		

There are no performance conditions attaching to the basic award. For awards granted in 2004 and 2006, the matching award will vest only if Provident Financial's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of three consecutive financial years, the first of which is the financial year starting immediately before the grant date of the matching award. For awards granted in 2005, the matching award will vest only if Provident Financial's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of five consecutive years, the first of which is the financial year starting immediately before the grant date of the matching award. Although basic earnings per share is generally used for the performance calculation, for 2006 awards earnings per share before Yes Car Credit closure costs is being used for the starting point to avoid participants benefiting from a low start point due to the impact of the closure of the Yes Car Credit business.

No awards to executive directors were made during the period 1 January 2007 to 19 June 2007.

The dividends payable on the basic and matching award shares are paid to the directors. The gross amounts received in 2006 were J. Harnett £6,084 (2005 J. Harnett £9,076 and D. Swann £8,131, 2004 J. Harnett £8,748 and D. Swann £7,802). These figures have been included in the benefits column in the table of directors' remuneration.

There were no variations in the terms and conditions of plan interests during the years ended 31 December 2004, 31 December 2005 and 31 December 2006.

Pensions and life assurance

There are no directors (2005 one, 2004 one) for whom retirement benefits are accruing under the Provident Financial Senior Pension Scheme (**"the senior pension scheme"**), one director (2005 one, 2004 one) for whom retirement benefits are accruing under the Provident Financial Staff Pension Scheme (**"the staff pension scheme"**) and one director (2005 one, 2004 one) for whom retirement benefits are accruing under a defined contribution scheme.

The senior and staff pension schemes are defined benefit schemes, with two sections; cash balance and final salary. The cash balance section of the schemes was introduced with effect from 1 April 2006 for future service. For those who elected to remain in the final salary section of the schemes the member contribution rate was increased from 7% to 14% of basic salary. Where the value of an executive directors' pension benefit was in excess of the lifetime allowance on 6 April 2006, he could elect to cease accruing benefits in respect of future service and receive a salary supplement of 30% of basic salary instead.

The final salary section of the senior pension scheme provides, in respect of service from 1 January 2000, a pension of up to two-thirds of basic salary at the normal retirement date at age 60. (The pension provided in respect of service prior to 1 January 2000 is up to two-thirds of basic salary at the normal retirement date at age 60 reduced by an amount approximately equal to two-thirds of the single person's basic rate state pension from state pension age). The senior pension scheme also provides spouses' pensions of two-thirds of the director's pension if the director dies whilst he is either a deferred member or in retirement. If the director does not leave a spouse, the pension will be paid to any dependants at the discretion of the trustees of the senior pension scheme. With the consent of Provident Financial, a director can retire under the senior pension scheme rules at any time between the ages 50 and 60, in which case the pension payable would be the accrued pension (based on salary and pensionable service at the date he leaves the service of Provident Financial or 31 March 2006 if the director has elected to cease accruing benefits) reduced to reflect the longer period for which it will be paid. Pensions in respect of service up to 1 January 2000 are guaranteed to increase, when in payment, at a rate of 5% each year. Pensions in respect of service from 1 January 2000 are guaranteed to increase each year by the lower of the annual increase in RPI and 5%. Discretionary increases may be granted by the trustees with the consent of Provident Financial. There are no discretionary benefits for which allowance is made when calculating transfer values on leaving service.

D. Swann (who ceased to be a director on 17 May 2006 and an employee on 31 May 2006) was in the final salary section of the senior pension scheme but elected to cease accruing benefits after 31 March 2006 and to receive a salary supplement.

D. Broadbent is a member of the cash balance section of the staff pension scheme. The cash balance section of the staff pension scheme provides directors with a pension credit of 25% of pensionable earnings each year to a retirement account. Directors contribute at the rate of 5% of pensionable earnings. Currently, the pension credit increases each year by the increase in RPI plus 1.5%. At retirement up to 25% of the total value of the retirement account can be taken as a lump sum, with the balance used to purchase an annuity. If the director dies in service, a death benefit of five times salary plus the value of the retirement account is payable. In addition, a spouses pension is payable in respect of the directors service whilst a member of the final salary section of the scheme.

Details of the pension entitlements earned under the senior pension scheme for D. Swann and the staff pension scheme for D. Broadbent are set out below:

2006

	Age at 31 December 2006	Accrued annual pension at 31 December 2006	(Decrease)/ increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2006	(Decrease)/ increase in transfer value less director's contributions
		£'000	£'000	£'000	£'000	£'000
D. Swann	59	170**	(14)	5	4,776	(202)
D. Broadbent	38	29	18	6	80	18

2005

	Age at 31 December 2005	Accrued annual pension at 31 December 2005	Increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2005	Increase in transfer value less director's contributions
		£'000	*£'000*	*£'000*	*£'000*	*£'000*
D. Swann	58	196**	16	21	4,973	965
D. Broadbent	37	10	3	7	56	18

2004

	Age at 31 December 2004	Accrued annual pension at 31 December 2004	Increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2004	Increase in transfer value less director's contributions
		£'000	*£'000*	*£'000*	*£'000*	*£'000*
D. Swann	57	176**	19	19	3,987	837
D. Broadbent	36	7	2	6	31	7

*Net of inflationary increase. As D. Swann ceased to accrue final salary benefits on 31 March 2006 and there was no increase in his pensionable earnings over 2006, the accrued pension fell in real terms over 2006. D. Swann's decrease in accrued pension is also partly due to the reduction made to his pension upon his early retirement, and partly due to his decision to commute part of his scheme pension for a tax free lump sum of £383,300.

**The accrued pension excludes the scheme bridging pension payable from the date of retirement until the basic state pension becomes payable.

J. Harnett has a defined contribution personal pension arrangement. Life assurance benefit is provided by the senior pension scheme. Provident Financial contributes 30% of his basic salary to his pension arrangements. The contributions are invested to produce benefits at age 60 or on death. He is also eligible for a lump sum death benefit of four times salary at date of death. Provident Financial's contributions in respect of J. Harnett during 2006 (including the cost of life assurance) amounted to £103,087 (2005 £105,263, 2004 £87,098).

9. Employee information

The average number of persons employed by IHC (including directors) was as follows:

	2004	2005	2006
	Number	*Number*	*Number*
Full-time	3,224	3,577	4,742
Part-time	56	177	342
Total	**3,280**	**3,754**	**5,084**

IHC employment costs — all employees (including directors):

	2004	2005	2006
	£m	*£m*	*£m*
Gross wages and salaries	32.8	37.9	47.5
Employers' national insurance contributions	7.6	9.0	13.1
Pension costs	1.3	1.2	0.1
Share-based payment charge/(credit)	0.3	0.5	(0.4)
Total	**42.0**	**48.6**	**60.3**

10. Intangible assets

	Computer software		
	2004	2005	2006
	£m	£m	£m
Cost			
At 1 January	—	—	1.9
Additions	—	1.9	12.1
At 31 December	—	1.9	14.0
Amortisation			
At 1 January and 31 December	—	—	—
Net book value			
At 31 December	**—**	**1.9**	**14.0**

The costs capitalised as intangible assets in 2005 and 2006 represent amounts paid to PF Group companies to acquire the right to use software which has been developed by the PF Group. Amortisation will be charged on these assets in future years in line with the consumption of the future economic benefits of the assets.

11. Property, plant and equipment

	Equipment and vehicles		
	2004	2005	2006
	£m	£m	£m
Cost			
At 1 January	21.5	30.5	39.6
Exchange adjustments	2.5	0.3	(0.2)
Additions	10.8	13.1	17.4
Disposals	(4.3)	(4.3)	(8.0)
At 31 December	30.5	39.6	48.8
Depreciation			
At 1 January	8.3	12.1	16.1
Exchange adjustments	1.5	0.2	0.1
Charge to the combined income statement	4.6	6.2	7.2
Disposals	(2.3)	(2.4)	(4.8)
At 31 December	12.1	16.1	18.6
Net book value			
At 31 December	**18.4**	**23.5**	**30.2**

12. Deferred tax

Deferred tax is calculated in full on temporary differences under the combined balance sheet liability method using a tax rate of 30%, (2005 and 2004 30%) or the appropriate overseas tax rate. The movement in the deferred tax asset during the year can be analysed as follows:

	2004	2005	2006
	£m	£m	£m
At 1 January	5.8	10.4	12.6
Exchange differences	0.6	0.5	(0.3)
Credit to the combined income statement	3.0	1.4	3.6
Tax credit/(charge) on items taken directly to invested capital	1.2	0.8	(0.3)
Tax charge on items taken to PF Group funding	(0.2)	(0.5)	—
At 31 December	**10.4**	**12.6**	**15.6**

An analysis of the deferred tax asset is set out below:

	Losses	Other temporary differences	Retirement benefit obligations	Total
	£m	£m	£m	£m
At 1 January 2004	0.3	3.2	2.3	5.8
Exchange differences	—	0.6	—	0.6
(Charge)/credit to the combined income statement	(0.3)	3.3	—	3.0
Tax on items taken directly to invested capital	—	0.3	0.9	1.2
Tax charge on items taken to PF Group funding	—	—	(0.2)	(0.2)
At 31 December 2004	**—**	**7.4**	**3.0**	**10.4**
At 1 January 2005	—	7.4	3.0	10.4
Exchange differences	—	0.5	—	0.5
Credit/(charge) to the combined income statement	—	1.6	(0.2)	1.4
Tax on items taken directly to invested capital	—	0.4	0.4	0.8
Tax charge on items taken to PF Group funding	—	—	(0.5)	(0.5)
At 31 December 2005	**—**	**9.9**	**2.7**	**12.6**
At 1 January 2006	—	9.9	2.7	12.6
Exchange differences	—	(0.3)	—	(0.3)
Credit/(charge) to the combined income statement	—	5.4	(1.8)	3.6
Tax on items taken directly to invested capital	—	(0.6)	0.3	(0.3)
Tax credit/(charge) on items taken to PF Group funding	—	1.3	(1.3)	—
At 31 December 2006	**—**	**15.7**	**(0.1)**	**15.6**

Deferred tax assets have been recognised in respect of all tax losses and other temporary timing differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

Deferred tax has not been provided on temporary differences on investments in certain overseas subsidiaries because IHC is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future. IHC's policy is to retain profits in such overseas subsidiaries for the foreseeable future. The aggregate temporary differences in respect of which no deferred tax has been provided amounts to £179.1m (2005 £141.0m, 2004 £80.4m). The unprovided deferred tax amounts to £16.4m (2005 £13.9m, 2004 £7.5m).

13. Amounts receivable from customers

	2004	2005	2006
	£m	£m	£m
Amounts receivable from customers comprise:			
— due within one year	285.1	322.1	312.4
— due in two to five years	—	6.6	18.6
Total	**285.1**	**328.7**	**331.0**

The currency profile of amounts receivable from customers is as follows:

	2004	2005	2006
	£m	£m	£m
Polish zloty	165.7	177.7	164.1
Czech crown	48.4	55.2	64.6
Hungarian forint	53.2	64.6	60.1
Slovak crown	15.6	19.8	23.1
Central European currencies	282.9	317.3	311.9
Mexican peso	2.2	11.4	18.1
Romanian leu	—	—	1.0
Total	**285.1**	**328.7**	**331.0**

Amounts receivable from customers are held at amortised cost and are equal to the expected future cash flows receivable discounted at the average EIR of 128% (2005 133%, 2004 133%). All amounts receivable from

customers are at fixed interest rates. The average period to maturity of the amounts receivable from customers is 5.5 months (2005 4.9 months, 2004 4.6 months). The fair value of amounts receivable from customers is approximately £400m (2005 £400m, 2004 £400m). Fair value has been derived by discounting expected future cash flows (net of collection costs) at an appropriate discount rate.

The impairment charge in respect of amounts receivable from customers reflected in operating costs can be analysed as follows:

	2004	2005	2006
	£m	£m	£m
Central Europe	86.5	128.8	90.6
Mexico	0.5	3.6	12.5
Total	**87.0**	**132.4**	**103.1**

Revenue recognised on amounts receivable from customers which have been impaired was £141.0m (2005 £123.2m, 2004 £79.6m).

14. Amounts due from PF Group companies

	2004	2005	2006
	£m	£m	£m
Amounts due from PF Group companies	**80.7**	**127.8**	**157.7**

The amounts due from PF Group companies represent deposits under a netting arrangement involving IHC, Provident Financial and an external bank.

Under the netting arrangement, IHC borrows zloty from an external bank and, as a separate step, deposits an equivalent amount of zloty with Provident Financial. Provident Financial then deposits an equivalent amount of zloty with the same external bank. Within the PF Group financial statements the deposit held with the external bank and the associated borrowing are shown on a net basis (i.e. the deposit is netted against the borrowing to show a small net borrowing) as the PF Group has a legal right of set-off of the deposit and borrowing.

For the purposes of the IHC combined financial information, there is no legal right of set-off between the deposit held with Provident Financial and the external bank borrowing. Accordingly, the amounts are shown on a gross basis. Prior to the demerger, the netting arrangement will have been amended to operate solely between companies within IHC and the external bank, therefore the deposit and the associated bank borrowing will be presented on a net basis.

Amounts due from PF Group companies are unsecured, repayable on demand and accrue interest at rates linked to the relevant national LIBOR.

The fair value of amounts due from PF Group companies at 31 December 2006 equates to their book value (2005 and 2004 fair value equalled book value).

15. Cash and cash equivalents

	2004	2005	2006
	£m	£m	£m
Cash at bank and in hand	15.5	19.2	22.8
Short-term deposits	31.2	27.9	21.7
Total	**46.7**	**47.1**	**44.5**

At 31 December 2006 £21.4m (2005 £27.9m, 2004 £31.3m) of the short-term deposits and £nil (2005 £0.2m, 2004 £0.6m) of the cash at bank and in hand are held by a company in IHC that is separately regulated. The regulators of this company require their investments and cash to be retained within the company and these monies cannot be used to finance other parts of IHC or to repay borrowings of IHC.

The average period to maturity of the short-term deposits is one month (2005 one month, 2004 one month). The currency profile of cash and cash equivalents is as follows:

	2004	2005	2006
	£m	£m	£m
Sterling	7.8	16.8	13.6
Polish zloty	12.3	9.7	11.4
Czech crown	20.9	13.1	9.9
Hungarian forint	2.2	3.5	4.1
Slovak crown	3.0	2.0	1.9
Mexican peso	0.5	2.0	3.0
Romanian leu	—	—	0.6
Total	**46.7**	**47.1**	**44.5**

All of the cash and cash equivalents accrue interest at floating rates linked to the relevant national LIBOR. The weighted average fixed interest rate on cash and cash equivalents was 3.57% (2005 2.00%, 2004 2.63%). The fair value of cash and cash equivalents approximates to their book value (2005 and 2004 fair value approximated to book value).

16. Trade and other receivables

	2004	2005	2006
	£m	£m	£m
Trade debtors	0.4	0.5	1.2
Other debtors	0.6	1.3	0.5
Prepayments and accrued income	3.7	4.3	4.8
Total	**4.7**	**6.1**	**6.5**

The fair value of trade and other receivables at 31 December 2006 equates to their book value (2005 and 2004 fair value equalled book value).

17. Bank borrowings

a) Borrowing facilities and borrowings

IHC is funded by a combination of borrowings with external banks and borrowings with the PF Group (note 18).

External bank borrowing facilities principally comprise arrangements with banks for committed revolving loan facilities in a number of currencies for periods of up to five years and overdrafts and uncommitted loans which are repayable on demand. At 31 December 2006 borrowings under these facilities amounted to £388.0m (2005 £387.7m, 2004 £336.8m).

b) Maturity profile of bank borrowings

The maturity of IHC's external bank borrowings, together with the maturity of committed external bank facilities, is as follows:

	2004	2005	2006
	£m	£m	£m
Borrowing facilities available			
Repayable:			
On demand	0.2	—	1.8
In less than one year	215.1	198.2	366.4
Between one and two years	39.8	186.8	110.7
Between two and five years	297.7	211.1	142.7
Total	**552.8**	**596.1**	**621.6**

	2004	2005	2006
	£m	£m	£m
Borrowings			
Repayable:			
In less than one year	92.5	145.6	218.4
Between one and two years	35.8	113.3	79.5
Between two and five years	208.5	128.8	90.1
	244.3	242.1	169.6
Total	**336.8**	**387.7**	**388.0**

The average period to maturity of IHC's committed external bank facilities was 1.8 years (2005 2.5 years, 2004 2.2 years).

The fair value of IHC's bank borrowings equates to their book value (2005 and 2004 fair value equalled book value).

c) Interest rate and currency profile of bank borrowings

The currency exposure on external bank borrowings is as follows:

	2004	2005	2006
	£m	£m	£m
Polish zloty	196.8	236.8	231.1
Czech crown	66.1	58.1	48.1
Hungarian forint	51.1	57.9	54.0
Slovak crown	20.3	23.3	29.4
Mexican peso	2.5	11.6	25.4
Total	**336.8**	**387.7**	**388.0**

All of the external bank borrowings held by IHC have floating interest rates.

d) Undrawn committed external bank borrowing facilities

The undrawn committed external bank borrowing facilities at 31 December were as follows:

	2004	2005	2006
	£m	£m	£m
Expiring within one year	122.6	52.6	148.0
Expiring within one to two years	4.0	73.5	31.2
Expiring in more than two years	89.2	82.3	52.6
Total	**215.8**	**208.4**	**231.8**

18. PF Group borrowings

	2004	2005	2006
	£m	£m	£m
PF Group borrowings	42.9	53.5	79.4

PF Group borrowings are unsecured, repayable on demand, accrue interest at rates linked to LIBOR and are denominated in sterling. There is no maximum facility.

The fair value of PF Group borrowings equalled their book value (2005 and 2004 fair value equalled book value).

19. Derivative financial instruments

The current Provident Financial board approves treasury policies and the Provident Financial group treasury function manages the day-to-day operations. The board delegates certain responsibilities to the treasury committee. The treasury committee, which is chaired by A. Fisher, is empowered to take decisions within that delegated authority. Treasury activities and compliance with the treasury policies are reported to the Provident Financial board on a regular basis and are subject to periodic independent reviews and audits, both internal and

external. Treasury policies are designed to manage the main financial risks faced by IHC in relation to funding and investment. These policies ensure that the borrowings and investments are with high quality counterparties; are limited to specific instruments; the exposure to any one counterparty or type of instrument is controlled; and IHC's exposure to interest rate and exchange rate movements is maintained within set limits.

The treasury function enters into derivative transactions, principally interest rate swaps, currency swaps and forward currency contracts. The purpose of these transactions is to manage the interest rate and currency risks arising from IHC's underlying business operations. No transactions of a speculative nature are undertaken and written options may only be used when matched by purchased options.

The treasury policies in place in the current PF Group will be replicated in IHC following demerger.

Interest rate risk

IHC seeks to limit the net exposure to changes in interest rates. This is achieved through the use of derivative instruments such as interest rate swaps.

Currency risk

IHC has significant potential exposure to movements in exchange rates. The policy of IHC is to minimise the value of net assets denominated in foreign currencies by funding the overseas receivables by borrowings in local currency (or by sterling borrowings swapped into local currency) for the duration of the loans. The policy of IHC is to hedge the currency risk associated with expected future cash flows which are denominated in local currency and which are expected to arise in the following 12 months. Where formal foreign exchange contracts have been entered into they are designated as cash flow hedges on specific future transactions.

The fair value of derivative financial instruments is set out below:

	2004	2005	2006
	£m	*£m*	*£m*
Assets			
Interest rate swaps	1.0	0.4	0.6
Foreign currency contracts	—	0.1	—
Total	**1.0**	**0.5**	**0.6**

	2004	2005	2006
	£m	*£m*	*£m*
Liabilities			
Interest rate swaps	2.8	3.5	1.6
Foreign currency contracts	1.4	1.4	0.7
Total	**4.2**	**4.9**	**2.3**

The fair value of derivative financial instruments has been calculated by discounting expected future cash flows using interest rate yield curves and forward foreign exchange rates prevailing at 31 December.

Interest rate swaps

The total notional principal of outstanding interest rate swaps that IHC is committed to is £233.7m (2005 £330.6m, 2004 £323.1m).

The weighted average interest rate, range of interest rates and period to maturity of IHC's interest rate swaps were as follows:

	Weighted average interest rate	Range of interest rates	Weighted average period to maturity
	%	%	Years
2004			
Polish zloty	6.8	4.7-8.9	1.5
Czech crown	3.5	2.6-5.6	1.3
Hungarian forint	8.0	6.4-11.9	1.4
Slovak crown	4.6	3.9-5.0	1.6
2005			
Polish zloty	6.1	4.5-7.9	1.1
Czech crown	3.3	2.3-4.2	1.4
Hungarian forint	8.0	6.3-10.9	1.3
Slovak crown	4.1	2.7-5.0	1.4
Mexican peso	9.6	9.4-9.7	2.2
2006			
Polish zloty	6.1	4.5-7.9	0.9
Czech crown	3.2	2.3-4.2	0.9
Hungarian forint	7.8	6.3-9.6	1.3
Slovak crown	3.9	2.7-5.3	1.2
Mexican peso	8.7	8.2-9.7	1.9

The majority of the interest rate swaps are designated and are effective under IAS 39 as cash flow hedges, and the fair value thereof has been deferred in invested capital. A credit of £0.1m (2005 credit of £0.3m, 2004 charge of £0.4m) has been made to the combined income statement in the year representing the movement in the fair value of the ineffective portion of the interest rate swaps.

Foreign exchange contracts

The total notional amount of outstanding foreign exchange contracts that IHC is committed to is £45.1m (2005 £63.3m, 2004 £50.3m). These comprise:

- forward foreign exchange contracts to buy or sell sterling for a total notional amount of £6.7m (2005 £5.7m, 2004 £5.3m). These contracts have various maturity dates up to August 2007 (2005 July 2006, 2004 October 2005) and have been designated and are effective as cash flow hedges under IAS 39 and accordingly the fair value thereof has been deferred in invested capital. In 2004 an amount of £0.5m was charged to the combined income statement in respect of forward foreign exchange contracts that did not qualify for hedge accounting under IAS 39;

- foreign exchange put/sterling call options with a total notional amount of £38.4m (2005 £57.6m, 2004 £45.0m). These options have various maturity dates up to December 2007 (2005 December 2006, 2004 December 2005). The options are taken out to economically hedge the translation risk on the profit/loss of overseas countries but do not qualify for hedge accounting under IAS 39. The credit to the combined income statement for the year to 31 December 2006 in respect of these options was £0.4m (2005 credit of £0.1m, 2004 charge of £0.7m).

20. Trade and other payables

	2004	2005	2006
	£m	£m	£m
Trade creditors	—	1.8	1.6
Other creditors, including taxation and social security	2.5	3.9	7.1
Accruals	13.5	15.5	26.3
Total	**16.0**	**21.2**	**35.0**

The fair value of trade and other payables equates to their book value (2005 and 2004 fair value equalled book value).

21. Retirement benefit obligations/asset

(a) Pension schemes — defined benefit

IHC participates in a number of UK based pension schemes operated by Provident Financial. The two major defined benefit pension schemes are the Provident Financial Senior Pension Scheme and the Provident Financial Staff Pension Scheme. The schemes are of the funded, defined benefit type providing retirement benefits based on final salary. Following a full review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The assets and liabilities of the PF Group pension schemes have been allocated between statutory entities on a pro-rata basis based upon the agreed actual employer cash contributions made by each subsidiary company. For the purposes of the combined financial information, the pension obligations/asset represent an aggregation of the statutory entities forming IHC plus an allocation of the PF Group corporate office pension obligations/asset based on the expected split of corporate office staff on demerger.

Actuarial valuations of scheme assets and the present value of the defined benefit obligations were carried out at 1 June 2004 and 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 has been based on these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme at 31 December 2004, 31 December 2005 and 31 December 2006. Scheme assets are stated at fair value at 31 December 2004, 31 December 2005 and 31 December 2006.

The major assumptions used by the actuary were:

	2004	2005	2006
	%	%	%
Price inflation	2.75	2.80	3.10
Rate of increase in pensionable salaries	4.34	4.38	4.68
Rate of increase to pensions in payment	2.75	2.80	3.10
Discount rate	5.40	4.80	5.10
Long term rate of return:			
— equities	7.85	7.85	7.85
— bonds	4.60	4.10	5.10
— index-linked gilts	4.60	4.10	4.50
— other	4.80	4.50	5.25
— overall (weighted average)	7.17	6.74	6.62

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity reflect long-term real rates of return experienced in the respective markets.

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. For members of the staff scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the charge to the combined income statement would have increased by approximately £nil and the defined benefit obligation would have increased by approximately £1.0m.

The amounts recognised in the combined balance sheet are as follows:

	2004	2005	2006
	£m	£m	£m
Equities	13.3	16.5	18.5
Bonds	1.8	1.6	1.7
Index-linked gilts	1.5	2.0	2.0
Other	0.4	4.2	12.4
Total fair value of scheme assets	17.0	24.3	34.6
Present value of funded defined benefit obligations	(27.4)	(32.5)	(34.2)
Net (liability)/asset recognised in the combined balance sheet	**(10.4)**	**(8.2)**	**0.4**

The amounts recognised in the combined income statement are as follows:

	2004	2005	2006
	£m	£m	£m
Current service cost	(0.5)	(0.5)	(0.5)
Interest cost	(1.3)	(1.5)	(1.5)
Expected return on scheme assets	1.1	1.2	2.0
Past service credit	—	—	0.1
Curtailment credit	—	—	0.2
Net (charge)/credit recognised in the combined income statement	**(0.7)**	**(0.8)**	**0.3**

The net (charge)/credit recognised in the combined income statement has been included within administrative expenses.

From 5 April 2006, changes to the rules of the pension schemes and to the tax applying to pension scheme benefits has meant that in most cases members of the pension schemes will be able to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, these changes have led to a £0.1m past service saving related to deferred members of the pension schemes and a £0.2m curtailment saving relating to active members of the pension schemes.

Movements in the fair value of scheme assets were as follows:

	2004	2005	2006
	£m	£m	£m
Fair value of scheme assets at 1 January	14.5	17.0	24.3
Expected return on scheme assets	1.1	1.2	2.0
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Contributions by IHC	1.2	4.2	9.4
Contributions paid by scheme participants	0.2	0.2	0.2
Net benefits paid out	(0.9)	(0.6)	(0.9)
Fair value of scheme assets at 31 December	**17.0**	**24.3**	**34.6**

During 2005, IHC made additional special contributions of £0.6m in May 2005 and £1.5m in December 2005. IHC made a further special contribution of £4.9m in January 2006 in order to ensure that the defined benefit pension schemes were fully funded based on the June 2005 deficit position. Regular employer contributions are expected to be £0.4m in 2007.

Movements in the present value of the defined benefit obligation were as follows:

	2004	2005	2006
	£m	£m	£m
Defined benefit obligation at 1 January	(22.4)	(27.4)	(32.5)
Current service cost	(0.5)	(0.5)	(0.5)
Interest cost	(1.3)	(1.5)	(1.5)
Past service credit	—	—	0.1
Curtailment credit	—	—	0.2
Contributions paid by scheme participants	(0.2)	(0.2)	(0.2)
Actuarial losses on scheme liabilities	(3.9)	(3.5)	(0.7)
Net benefits paid out	0.9	0.6	0.9
Defined benefit obligation at 31 December	**(27.4)**	**(32.5)**	**(34.2)**

The actual return on scheme assets compared to the expected return was as follows:

	2004	2005	2006
	£m	£m	£m
Expected return on scheme assets	1.1	1.2	2.0
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Actual return on scheme assets	**2.0**	**3.5**	**1.6**

Actuarial gains and losses have been recognised through the combined statement of recognised income and expense (combined SORIE) in the period in which they occur.

An analysis of the amounts recognised in the combined SORIE is as follows:

	2004	2005	2006
	£m	£m	£m
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Actuarial losses on scheme liabilities	(3.9)	(3.5)	(0.7)
Total loss recognised in the combined SORIE in the year	**(3.0)**	**(1.2)**	**(1.1)**
Cumulative amount of losses recognised in the combined SORIE	**(3.0)**	**(4.2)**	**(5.3)**

The history of experience adjustments is as follows:

	2004	2005	2006
Experience gains/(losses) on scheme assets			
— Amount (£m)	0.9	2.3	(0.4)
— Percentage of scheme assets	5.3%	9.5%	(1.2)%
Experience losses on scheme liabilities			
— Amount (£m)	(1.2)	—	(1.1)
— Percentage of scheme liabilities	(4.4)%	—	(3.2)%

(b) Pension schemes — defined contribution

For new employees joining the PF Group after 1 January 2003, a stakeholder pension plan was introduced into which IHC contributes 8% of pensionable earnings of the member provided that the member contributes a minimum of 6% of pensionable earnings. The assets of the scheme are held separately from those of IHC. The pension charge in the combined income statement represents contributions payable by IHC in respect of the plan and amounted to £55,000 for the year ended 31 December 2006 (2005 £34,000, 2004 £24,000). No contributions were payable to the fund at the year end (2005 and 2004 £nil).

22. Share-based payment

IHC participates in three PF Group share schemes: senior executive share option schemes (ESOS), employee savings-related share option schemes (typically referred to as Save As You Earn schemes (SAYE)) and the Performance Share Plan (PSP). For the purposes of assessing the combined income statement charge/(credit) under IFRS 2, the options/awards under the schemes were valued using the binomial option pricing model. The

credit to the combined income statement during the year was £0.4m (2005 charge of £0.5m, 2004 charge of £0.3m). The fair value per option granted and the assumptions used in the calculations of the share-based payment charge/(credit) are as follows:

	ESOS	SAYE	PSP
2004			
Grant date	29-Jul-04	26-Aug-04	27-Feb-04
Share price at grant date (£)	5.51	5.88	7.41
Exercise price (£)	5.51	4.53	—
Shares under option	510,499	29,076	16,972
Vesting period (years)	3	3,5 and 7	3
Expected volatility	35%	35%	n/a
Option life (years)	10	Up to 7	3
Expected life (years)	5	Up to 7	3
Risk free rate	5.1%	4.9%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	1.25	1.61-1.64	7.41

	ESOS	SAYE	PSP
2005			
Grant date	23-Mar-05	21-Oct-05	17-Mar-05
Share price at grant date (£)	7.03	5.95	7.08
Exercise price (£)	7.03	5.07	—
Shares under option	611,797	31,181	16,954
Vesting period (years)	3	3,5 and 7	5
Expected volatility	28.0%	28.0%	n/a
Option life (years)	10	Up to 7	5
Expected life (years)	5	Up to 7	5
Risk free rate	4.7%	4.3%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	1.59	1.45-1.50	7.08

	ESOS	SAYE	PSP
2006			
Grant date	7-Jun-06	19-Oct-06	15-Mar-06
Share price at grant date (£)	5.77	6.36	6.46
Exercise price (£)	5.77	4.91	—
Shares under option	970,870	23,256	7,762
Vesting period (years)	3	3, 5 and 7	5
Expected volatility	25.0%	25.0%	n/a
Option life (years)	10	Up to 7	5
Expected life (years)	5	Up to 7	5
Risk free rate	4.5%	4.5%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	0.91	1.41-1.45	6.46

The expected volatility is based on historical volatility over the last three years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero coupon UK government bonds.

A reconciliation of share option movements during the year is shown below:

	ESOS		SAYE		PSP	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		£		£		£
2004						
Outstanding at 1 January	1,718,536	6.38	116,945	5.21	6,494	—
Granted	510,499	5.51	29,076	4.53	16,972	—
Expired	(4,133)	7.54	(5,767)	5.61	—	—
Exercised	(165,357)	5.46	(14,844)	5.03	—	—
Outstanding at 31 December	2,059,545	6.30	125,410	4.92	23,466	—
Exercisable at 31 December	755,798	7.00	—	—	—	—
Range of exercise prices	4.50-10.37		4.53-5.12		—	
Weighted average period to exercise date (years)	1.8		2.3		2.2	

	ESOS		SAYE		PSP	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		£		£		£
2005						
Outstanding at 1 January	2,059,545	6.30	125,410	4.92	23,466	—
Granted	611,797	7.03	31,181	5.07	16,954	—
Expired	(4,953)	5.59	(6,184)	5.98	—	—
Exercised	(198,169)	5.31	(15,919)	4.74	—	—
Outstanding at 31 December	2,468,220	6.57	134,488	4.91	40,420	—
Exercisable at 31 December	905,771	7.37	—	—	—	—
Range of exercise prices	5.20-10.37		4.53-7.44		—	
Weighted average period to exercise date (years)	1.6		2.3		2.5	

	ESOS		SAYE		PSP	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		£		£		£
2006						
Outstanding at 1 January	2,468,220	6.57	134,488	4.91	40,420	—
Granted	970,870	5.77	23,256	4.91	7,762	—
Expired	(149,100)	6.48	(12,669)	5.31	(3,247)	—
Exercised	—	—	(31,521)	5.02	(3,247)	—
Outstanding at 31 December	3,289,990	6.34	113,554	4.83	41,688	—
Exercisable at 31 December	1,199,873	6.82	—	—	—	—
Range of exercise prices	5.20-10.37		4.53-5.12		—	
Weighted average period to exercise date (years)	1.6		2.5		1.8	

23. Combined reconciliation of the movement in the Provident Financial investment in IHC

	Provident Financial investment in IHC
	£m
At 1 January 2004	(8.6)
Exchange gains on foreign currency translations	3.9
Net fair value losses — cash flow hedges	(1.0)
Actuarial losses on retirement benefit obligations	(3.0)
Tax credit on items taken directly to invested capital	1.2
Net income recognised directly in invested capital	1.1
Profit after taxation	24.7
Total recognised income for the year	25.8
PF Group funding adjustment	4.5
Share-based payment charge	0.3
At 31 December 2004	**22.0**
At 1 January 2005	22.0
Exchange gains on foreign currency translations	2.6
Net fair value losses — cash flow hedges	(1.4)
Actuarial losses on retirement benefit obligations	(1.2)
Tax credit on items taken directly to invested capital	0.8
Net income recognised directly in invested capital	0.8
Profit after taxation	31.8
Total recognised income for the year	32.6
PF Group funding adjustment	1.1
Share-based payment charge	0.5
At 31 December 2005	**56.2**
At 1 January 2006	56.2
Exchange losses on foreign currency translations	(0.2)
Net fair value gains — cash flow hedges	1.8
Actuarial losses on retirement benefit obligations/asset	(1.1)
Tax charge on items taken directly to invested capital	(0.3)
Net income recognised directly in invested capital	0.2
Profit after taxation	25.4
Total recognised income for the year	25.6
PF Group funding adjustment	0.8
Share-based payment credit	(0.4)
At 31 December 2006	**82.2**

24. Commitments

Commitments to make operating lease payments during the next financial year are as follows:

	2004	2005	2006
	£m	£m	£m
Leases expiring:			
Not later than one year	1.0	1.1	1.7
Later than one year but not later than five years	3.0	3.4	2.9
Later than five years	3.0	3.2	3.3
Total	**7.0**	**7.7**	**7.9**

Other commitments are as follows:

	2004	2005	2006
	£m	£m	£m
Capital expenditure commitments contracted with third parties but not provided for at 31 December	3.0	0.4	0.6

25. Contingent liabilities

IHC has a contingent liability for guarantees given in respect of the borrowings of certain other PF Group companies to a maximum of £970.3m (2005 £990.6m, 2004 £874.7m). At 31 December 2006 the fixed and floating borrowings under these facilities amounted to £633.0m (2005 £595.1m, 2004 £520.9m). The directors do not expect any loss to arise. These guarantees are defined as financial guarantees under IAS 39 and their fair value at 31 December 2006 was £nil (2005 and 2004 £nil).

26. Post balance sheet events

On 2 March 2007, Provident Financial made a capital contribution of £30.0m to IHC. On 20 June 2007, Provident Financial made a further capital contribution of £40.0m to IHC. The capital contributions were used to repay amounts owed to the PF Group.

27. Related party transactions

IHC has various transactions with other companies in the PF Group. Details of these transactions along with any balances outstanding at 31 December are set out below:

	31 December 2004		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	1.4	—	(7.6)
Provident Financial and other central companies	5.7	2.9	45.4
Total	**7.1**	**2.9**	**37.8**

	31 December 2005		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	3.3	—	0.1
Vanquis Bank	0.5	—	(0.5)
Provident Financial and other central companies	8.4	7.2	74.7
Total	**12.2**	**7.2**	**74.3**

	31 December 2006		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	17.8	—	—
Vanquis Bank	—	—	(0.1)
Provident Financial and other central companies	6.9	6.7	78.4
Total	**24.7**	**6.7**	**78.3**

Amounts recharged from UKHC include £12.1m in respect of computer software licences (2005 £1.9m, 2004 £nil) which have been capitalised as part of intangible assets.

PART VIII — UNAUDITED PRO FORMA FINANCIAL INFORMATION

Set out below is an unaudited pro forma statement of consolidated net assets of the IPF Group as at 31 May 2007, which has been prepared on the basis described in the notes below to illustrate the effect on the consolidated net assets of the IPF Group of the demerger of the international home credit business of Provident Financial from Provident Financial as if it had occurred at 31 May 2007. Because of its nature, the pro forma statement addresses a hypothetical situation and, therefore, does not represent the IPF Group's actual financial position or results following the completion of the Demerger and has been prepared for illustrative purposes only.

	IPF as at 31 May 2007	Adjustments		Pro forma IPF Group as at 31 May 2007
		IHC as at 31 Dec 2006	Demerger adjustments	
	£m *(note 1)*	*£m* *(note 2)*	*£m* *(note 3)*	*£m*
ASSETS				
Non-current assets				
Intangible assets	—	14.0	—	14.0
Property, plant and equipment	—	30.2	—	30.2
Retirement benefit asset	—	0.4	—	0.4
Deferred tax assets	—	15.6	—	15.6
	—	60.2	—	60.2
Current assets				
Financial assets:				
— Amounts receivable from customers				
— due within one year	—	312.4	—	312.4
— due in more than one year	—	18.6	—	18.6
— Amounts due from PF Group companies	—	157.7	(157.7)	—
— Derivative financial instruments	—	0.6	—	0.6
— Cash and cash equivalents	0.1	44.5	—	44.6
Trade and other receivables	—	6.5	—	6.5
Current tax assets	—	8.1	—	8.1
	0.1	548.4	(157.7)	390.8
Total assets	0.1	608.6	(157.7)	451.0
LIABILITIES				
Current liabilities				
Financial liabilities:				
— Bank borrowings	—	(218.4)	145.3	(73.1)
— PF Group borrowings	—	(79.4)	79.4	—
— Derivative financial instruments	—	(2.3)	—	(2.3)
Trade and other payables	—	(35.0)	—	(35.0)
Current tax liabilities	—	(21.7)	0.9	(20.8)
	—	(356.8)	225.6	(131.2)
Non-current liabilities				
Financial liabilities:				
— Bank borrowings	—	(169.6)	—	(169.6)
	—	(169.6)	—	(169.6)
Total liabilities	—	(526.4)	225.6	(300.8)
NET ASSETS	0.1	82.2	67.9	150.2

Notes to the pro forma statement of net assets

1) The net assets of IPF have been extracted without adjustment from the special purpose financial information of IPF set out in Section B of Part VII (Financial Information) of this document.

2) The net assets of IHC have been extracted without adjustment from the accountants' report on IHC set out in Section D of Part VII (Financial Information) of this document.

3) Demerger adjustments comprise:

	Demerger adjustments (see notes below)			
	a	b	c	Total
	£m	£m	£m	£m
Current assets				
Financial assets:				
— Amounts due from PF Group companies	—	—	(157.7)	(157.7)
Current liabilities				
Financial liabilities:				
— Bank borrowings	70.0	(3.0)	78.3	145.3
— PF Group borrowings	—	—	79.4	79.4
Current tax liabilities	—	0.9	—	0.9
NET ASSETS	70.0	(2.1)	—	67.9

Notes:

a) £70.0m of capital contributions made by Provident Financial into IHC prior to the demerger. The proceeds from the capital contributions are assumed to reduce bank borrowings.

b) £3.0m of further costs relating to the Demerger (which are not expected to have a continuing impact) which had not been incurred by IHC as at 31 December 2006. The costs are assumed to increase bank borrowings. A tax credit of £0.9m has been assumed in respect of these costs.

c) On Demerger, the amounts outstanding on intra-group accounts with the PF Group will be immediately settled. As at 31 December 2006, IHC was owed a net amount of £78.3m by the PF Group comprising amounts due from the PF Group of £157.7m and amounts due to the PF Group of £79.4m. The settlement of the intra-group accounts will be used to repay external bank borrowings.

4) No account has been taken account of the results, cashflows or other transactions of IPF since 31 May 2007 or IHC since 31 December 2006.

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
International Personal Finance plc
Number Three
Leeds City Office Park
Leeds
LS11 5BD

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

International Personal Finance plc (the "Company")

We report on the pro forma statement of net assets (the **"Pro forma statement of net assets"**) set out in Part VIII of the Company's prospectus dated 25 June 2007 (the **"Prospectus"**) which has been prepared on the basis described, for illustrative purposes only, to provide information about how the proposed demerger of the international home credit business of Provident Financial plc from Provident Financial plc might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 May 2007. This report is required by item 20.2 of Annex I to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma statement of net assets in accordance with item 20.2 of Annex I to the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the PD Regulation as to the proper compilation of the Pro forma statement of net assets and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma statement of net assets, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

compensation. The consumer must also be informed about his/her right to withdraw and provided with a draft of his/her withdrawal notice prior to the execution of the agreement.

The Polish distance selling laws impose further obligations on entities providing financial services. If using the telephone or other distance communication (e.g. post mail) to make an offer, the lender must inform the consumer, at the time of making the offer, at the latest, of its name, address, registration number, description and interest rate of the loan offered, conditions of repayment, right of withdrawal, etc. The entity must also inform the consumer of his right to demand additional information concerning the entity and the contract and must state how such information can be obtained. Furthermore, the entity is obliged to confirm all this information to the consumer in writing or by use of CD-ROM, floppy disk, etc. before concluding the contract (or, when the contract is concluded by the use of distance communication, immediately after concluding the contract). During the term of the contract, the Consumer also has the right to demand the terms and conditions of the contract in writing. The consumer may withdraw from the agreement within fourteen days from the date of its execution or on receiving confirmation of the information (as specified above) whichever is the later. The right of withdrawal may not be subject to the payment of any compensation by the consumer.

(b) Usury/Good Morals Laws — Civil Law Provisions

Under the Polish Civil Code any legal acts (including agreements) that are inconsistent with the principles of community life shall be null and void. The court will take into account all circumstances under which a transaction can be recognised as violating the principles of community life (not only the exploitation of a party's situation), and, as a result, the financial obligations of a harmed person can be reduced by the court. The maximum amount of contractual interest (per annum) that may be charged by a lender cannot exceed four times the National Bank of Poland's published "lombard rate". Currently, the National Bank of Poland's "lombard rate" is 5.5 per cent. per annum and therefore the maximum amount of contractual interest permitted by the Polish Civil Code is 22 per cent. per annum (i.e. 5.5 per cent. x 4).

The above restriction relates explicitly only to contractual interest i.e. where the obligation to pay interest stems from a legal agreement. However, it may be argued that such a limit does not apply to interest on overdue payments, since the obligation to pay interest on overdue payments does not result from a legal agreement but directly from statute (the Polish Civil Code). Therefore, the level of interest on overdue payments, if different from the statutory rate, may be determined in a legal agreement, e.g. a loan or a credit agreement, without any limit. However, there is no case law or jurisprudence in this respect, and therefore it is not possible to state whether the maximum amount of interest on loans specified in the Polish Civil Code applies to interest on overdue payments.

Under the Polish Civil Code an agreement which sets a rate of interest that exceeds the permitted maximum amount remains valid and enforceable, however, the party is only required to pay an amount of interest equal to the maximum amount of interest permitted by the Polish Civil Code. Any amount received by a lender contrary to the relevant provisions must be returned to the borrower.

There are also certain Polish Civil Code provisions which are indirectly related to usurious transactions. Under the Polish Civil Code if a contracting party, by way of a transaction or agreement, receives or reserves the right to receive an excessive advantage by exploiting another party's situation, the disadvantaged party may demand that its own obligations are reduced or the obligations of the other party are increased. If both remedies are excessively difficult it may demand the agreement be declared null or void. The plaintiff (i.e. the disadvantaged party, which wants the agreement to be declared null and void) must prove both of the following elements in order to be successful: (i) an excessive advantage was received or reserved to be received by one contracting party on the date of execution of the agreement; and (ii) this advantage was established by exploiting the other contracting party's situation.

Certain loan agreements entered into with consumers are regulated by the Polish Consumer Credit Act. The application of this Act is limited, as it does not apply to loan agreements meeting the following criteria:

— where the value exceeds PLN 80,000 (approximately £14,050 as at 22 June 2007);

— where the consumer is not obliged to pay interest or other costs connected with the granting or repayment of consumer credit;

— that are in the form of a three-month (or greater) overdraft, which is not provided for in an agreement; or

— that take the form of deferred payment for some non-pecuniary performance.

Any person that enters into a consumer credit agreement with a consumer under which that person receives any financial benefit that exceeds the maximum amount of interest, or reserves the right to obtain such benefit, may be liable to a fine, restriction of freedom or imprisonment of up to two years. Only a natural person acting on behalf of a financial institution which grants the consumer credit may be held criminally liable in this regard.

(c) Usury/Good Morals Laws — Criminal Law Provisions

Legal entities may become subject to a quasi-criminal liability under the Polish Act on Liability of Collective Entities for Offences. This Act regulates the liability of legal persons and other entities for offences committed by natural persons acting on behalf of, or in the interest of, the relevant entity, where the entity has benefited, or could have benefited, from action taken by the natural person. The penalty for the relevant legal entity may amount to a fine of up to PLN 20,000,000 (approximately £3.51 million as at 22 June 2007) and the court may order forfeiture of the benefits received by the legal entity. The court may also order a prohibition on the advertising and promotion of the entity, on performing certain economic activity and on making its judgment public.

The Polish Penal Code applies where a person takes advantage of another person's 'state of necessity' and concludes an agreement under which the other person is subject to obligations that are incommensurable to the benefit that it will receive. The maximum penalty is three years' imprisonment. A 'state of necessity' is understood to mean a situation in which existing circumstances relating to a person's, or their relative's, urgent living needs make that person accept contractual provisions that are harmful to him/her. The notion of incommensurability is interpreted in the light of good morals. The person taking advantage of the other person's state of necessity has to be aware of such a situation and must intend to take such advantage (i.e. wilful misconduct is required).

(d) Money Laundering

The Polish Anti-Money Laundering regime is contained in the Polish Penal Code, the Polish Banking Act and the Polish Counteracting Act. None of these statutes apply to institutions that engage purely in consumer lending. However, the scope of the Polish Counteracting Act may be extended by the European Community Directive on the Prevention of the Use of the Financial System for the Purposes of Money Laundering and Terrorist Financing (2005/60/EC), which is due to be implemented by members of the European Community by 15 December 2007. If this is the case, consumer lending firms will be required to satisfy various obligations including the following:

— registration with the Polish General Inspector;

— maintenance of a register of transactions exceeding EUR 15,000 (approximately £10,105 as at 22 June 2007);

— performance of client identification procedures;

— provision of information to the Polish General Inspector in relation to certain transactions; and

— implementation of certain internal anti-money laundering procedures.

As at 7 June 2007, there is no legislative work pending in this matter in the Polish parliament or governmental bodies.

1.3 Regulatory Framework in the Czech Republic

The Czech subsidiary is Provident Financial s.r.o., Czech Republic (the **"Czech Subsidiary"**). The Czech Subsidiary performs its activities in the Czech Republic on the basis of ordinary trade licences (one covering its core business, the provision of customer credit, and several auxiliary licences), and is not subject to any special regulation applicable to financial institutions.

(a) ***Consumer Credit Regulation — the Czech Consumer Credit Act***

Credit agreements entered into between the Czech Subsidiary and its customers are classified as 'consumer credit agreements' and are governed by the Czech Consumer Credit Act. Under the Act, 'consumer credit' means the provision of financial resources or deferred payment in the form of, for example, credit, a loan or the purchase of a leased item for which a consumer is obliged to make payment.

The Czech Consumer Credit Act provides a list of obligatory provisions of consumer credit agreements and a formula for the calculation of the annual percentage rate. An agreement in which a consumer loan is included has to be in writing. The consumer shall receive one copy of the agreement. An agreement in which a consumer loan is included shall also specify:

— the annual percentage rate of charges for the consumer loan using the method specified in the Czech Consumer Credit Act;

— the terms and conditions under which the annual percentage rate charged on a consumer loan can be set (which cannot be dependent only on the creditor's will);

— the maximum amount of the consumer loan, the amount of the various instalments, their number and a precise timetable for repayment;

— the level of individual payments (if individual payments cannot be precisely determined, a method for calculating them shall be specified) under the consumer loan;

— the creditor's obligation to inform the consumer, during the performance of the agreement, of all changes to the annual percentage rate charged on the consumer loan;

— for agreements in which the purchase of a leased item is agreed upon, the amount of the consumer loan;

— provisions concerning the right to repay a consumer loan before the end of the stipulated term;

— the conditions under which the contractual relationship can be terminated prematurely; and

— the method of payment.

A consumer who repays the whole amount due under a credit agreement before such amount is due is entitled to a reduction in the charges related to the consumer credit. The reduction will be calculated in such a way that none of the parties to the credit agreement receives a disproportionate benefit. No further rules or guidance regarding the calculation of the reduction are provided either by relevant consumer protection laws or by the relevant regulator, the Czech Commercial Inspectorate, which is responsible for ensuring that lenders adhere to the conditions for the provision of consumer credit. In the event of a dispute, an assessment of the possible inadequacy of a reduction in charges related to the credit provided will be made by the Czech Commercial Inspectorate, which has the authority to check if duties imposed by the Consumer Credit Act and the Consumer Protection Act are observed in practice.

Non-compliance with the Czech Consumer Credit Act can lead to a penalty fine being imposed by the Czech Commercial Inspectorate of up to CZK 1,000,000 (approximately £23,400, as at 22 June 2007). If a repeated breach of an obligation under the Consumer Credit Act occurs within one year of an audit by the Czech Commercial Inspectorate, the fine imposed by the Czech Commercial Inspectorate can be up to CZK 2,000,000 (approximately £46,800 as at 22 June 2007)

In addition, there is a civil law sanction for non-compliance with the Czech Consumer Credit Act applicable where a credit agreement does not include the information set out above. Such a credit agreement shall be deemed to only yield interest equal to the discount rate issued by the Czech National Bank on the date the credit agreement was agreed, and all charges related to the provided credit are deemed to be invalid.

(b) ***Civil law provisions regarding consumer agreements and the Cooling-Off Period***

Credit agreements concluded between the Czech Subsidiary and its customers are classified as 'consumer agreements' under the Czech Civil Code. Under the Czech Civil Code, consumer agreements are agreements where the contracting parties are a consumer, on one side, and a supplier, on the other. In this context, a 'consumer' means a person who does not act within the framework of his

commercial or other business activity when he enters into the agreement. A 'supplier', on the other hand, means a person who enters into and performs the agreement in the course of his commercial or business activity. Laws regulating consumer agreements provide for special provisions protecting the consumer as the 'weaker' party to the agreement.

In addition, where consumer agreements are entered into outside the supplier's usual business premises, the consumer is entitled, under the Czech Civil Code, to withdraw from the agreement in writing, without stating a reason, and within a certain period of time from concluding the consumer agreement (known as a 'cooling-off period'). Under the Czech Civil Code, this does not apply in relation to consumer agreements in respect of which the consumer has expressly arranged for a visit by the supplier for the purposes of placing an order. The exact application of this exclusion from the obligation to provide a cooling-off period is not clear and different interpretations exist.

By an amendment to the Civil Code, effective as of 8 March 2006 the mandatory cooling-off period was increased from seven to 14 days from the date the consumer agreement was entered into.

If a supplier fails to provide the statutory cooling-off period to a consumer, the credit provided on the basis of the credit agreement shall be deemed to yield interest equal to the discount rate issued by the Czech National Bank on the date the credit agreement was agreed, and all charges related to the provided credit shall be deemed to be invalid. If proper notice of a cooling-off period is not given to a consumer, that consumer may be entitled to withdraw from the credit agreement within one year of the date the credit agreement was executed.

(c) Usury/Good Morals Laws — Civil Law Provisions

The Czech Civil Code does not include a legal definition of 'good morals' though it stipulates expressly that the exercise of rights and obligations may not be inconsistent with the principles of good morals, and that a legal act (including an agreement) will be null and void if it contravenes good morals. Definitions of good morals included in existing case law are too general; however, in respect of the issue of high interest rates, case law is more specific (see below).

The Czech Civil Code does not expressly stipulate the maximum amount of interest permissible in the case of a monetary loan. According to the most recent decision of the Supreme Court in this respect, the agreed interest rate must not substantially exceed customary interest rates, which are interpreted according to the highest interest rates charged by banks on loans. The court stated that any agreement specifying a substantially higher interest rate (in this case the interest rate was almost four times higher than the customary rate) is void as it is contrary to the concept of good morals.

The legal provisions on consumer protection, including the Czech Act on Consumer Protection and certain provisions of the Czech Civil Code concerning consumer agreements (mentioned already in the previous subsection) improve the protection afforded by Czech law to consumers. For example, the Czech Civil Code lists certain types of contractual arrangements which are expressly forbidden. High interest rates are not expressly mentioned among these, however the requirement of 'good morals' applies to consumer agreements as well as to any other type of agreement.

Where consumer agreements do not explicitly specify an exact interest rate, a court/arbitrator may take the approach of deducting home collection fees, administrative fees and insurance fees (as applicable) from the overall 'collective fee', and consider the remaining amount to be interest. The court/ arbitrator could then compare this interest rate with prevailing customary interest rates in the Czech Republic and, if it is substantially higher, declare the part of the agreement governing the collective fee null and void due to it being in conflict with the principles of good morals.

Any party that has concluded an agreement under duress on conspicuously disadvantageous terms has the right to withdraw from that agreement.

(d) Usury/Good Morals Laws — Criminal Law Provisions

Under the Czech Criminal Code's definition of usury, any person who exploits another person's distress, inexperience, irrationality or agitation, and causes such person to conclude an agreement under which that other person is subject to obligations that are grossly disproportionate to the value of the benefits that he/she will receive, or who asserts such claim, or transfers it to himself with intent to assert it, may be punished by a term of imprisonment of up to two years or by a financial penalty. If the offender acquires large-scale benefit he may be sentenced to a term of imprisonment of between six

months to five years. It should be noted that the Czech Criminal Code only applies to individuals and not companies.

(e) Money Laundering

Consumer credit providers are required to comply with the Czech Anti-Money Laundering Act and therefore must:

- identify parties to suspicious transactions (e.g. transactions carried out under circumstances where money laundering or the creation of funds intended to finance terrorism, terrorist acts or terrorist organisations can be suspected), and to transactions exceeding certain monetary thresholds;
- keep proper records of such identification for the period of ten years;
- notify identified suspicious transactions to the Czech Ministry of Finance;
- have a written manual specifying internal rules that implement the obligations imposed by the Act;
- deliver the manual mentioned above to the Czech Ministry of Finance within 30 days from the date of incorporation of the company;
- designate a person for communication with the Ministry of Finance in matters related to the prevention of money laundering; and
- provide, at least once a year, its employees who might encounter money laundering within the course of their employment with the company with specialized courses regarding Anti-Money Laundering.

Failure to comply with these obligations can result in a fine of up to CZK 10,000,000 (approximately £235,000, as at 19 June 2007).

1.4 Regulatory Framework in Hungary

The Hungarian subsidiary is Provident Pénzügyi Zártkörüen Müködö Részvénytársaság (the **"Hungarian Subsidiary"**).

The Hungarian Subsidiary operates its main credit granting activities under licence from PSZÁF (the Hungarian Financial Supervisory Authority).

(a) Financial Regulation — PSZÁF

All institutions that provide consumer loans require an operating licence from PSZÁF, which will approve, inter alia: the establishment of the institution as a financial enterprise; the provision by it of consumer loans; the appointment of its CEO and the chairman of its supervisory board; and its money laundering rules.

Pursuant to such a licence, the consumer lending institution may perform any other activities in a business like manner only if permitted by law and should prepare its annual reports in the Hungarian language, join the central credit information system, pay the relevant fees to PSZÁF and should operate its business within prescribed personal and physical parameters.

(i) Restrictions on changes of control

Consent must be obtained from PSZÁF prior to the acquisition of a 'qualifying participation' in an entity licensed by PSZÁF. A 'qualifying participation' means a direct or indirect holding of a person in a company, or a relationship between a person and a company, by virtue of which the person (i) controls 10% or more of the registered capital or voting rights, (ii) has the power to appoint or remove 20% or more of the members of the company's decision-making, management, supervisory or other bodies, or (iii) has the power to exercise significant influence over the management of the company as stipulated in the by-laws, the deed of foundation or by contract.

PSZÁF has 90 days to pass a resolution in respect of the consents referred to above and such period may be prolonged for an additional 90 days.

Notification must also be made to PSZÁF of any termination of a qualifying participation in a licensed entity. Failure to submit such notice may result in a penalty.

(ii) Consumer complaints

PSZÁF's procedure on consumer complaints has been changed recently. Prior to the current system the creditor was obliged to reply directly to the consumer, sending a copy of the letter to PSZÁF at the same time. Following amendments to legislation, PSZÁF is now responsible for liaising with the consumer about their complaints. If PSZÁF is not in a position to answer to the consumer directly due to a lack of information or no direct action is required by PSZÁF, then PSZÁF shall forward the complaint to the creditor, who has 30 days to investigate the case and provide feedback to PSZÁF. PSZÁF shall convey to the consumer the findings of its investigation within 15 days of receipt of the creditor's response.

(b) Consumer Credit Regulation — the Hungarian Banking Act

Loan agreements are regulated by the Hungarian Banking Act, according to which consumer loan agreements must include:

- the objective of the agreement;
- the annual cost of credit expressed as a percentage (annual percentage rate);
- the whole cost in connection with the agreement, including interest, commission, and the value of these expressed as percentages;
- a detailed description of the conditions and circumstances under which the cost of credit may be varied or, if this is not possible, information concerning this;
- the number and amount of instalments and the dates of instalment payments;
- the securities required to be granted; and
- the description of the insurance(s) required in connection with the loan agreement.

The Hungarian Banking Act does not regulate the amount of charges or interest rates on consumer loans. There has been no court order or other decision under which the interest rate of a consumer loan provided by a regulated financial institution was limited or reduced. There have been specific cases where agreements were made on conditions that were found to be usurious, but these cases did not involve regulated financial institutions offering consumer loans on identical terms and conditions to consumers as a whole.

In addition to the Hungarian Banking Act, the Hungarian Civil Code regulates the rules concerning early settlement. In the case of loan agreements, the consumer may in all cases exercise his right of early (premature) repayment and in such case no interest or indemnification may be required for the period between the prepayment and the original repayment date. Any agreement between the parties concerning the payment of interest or indemnification for such period shall be null and void; however, such invalidity shall not affect other provisions of the contract. If the consumer exercises such rights the creditor is obliged to reduce the cost of credit accordingly.

(c) Usury/Good Morals Laws — Civil Law Provisions

Pursuant to the Hungarian Civil Code, any provision of the 'general terms and conditions' of a loan agreement or of the Code of Conduct given to customers of the Hungarian Subsidiary may be challenged as being 'unfair' if they unilaterally and unjustifiably establish the contractual rights and obligations of relevant parties to the detriment of one of the parties, in violation of the obligation to act in good faith.

In addition to provisions on unfair terms the Hungarian Civil Code renders null and void usurious transactions/agreements under which a contracting party receives an unreasonable or unfair advantage on the basis of entering into an agreement by exploiting the other party's situation. The two major elements of a transaction/agreement that are required for it to be declared usurious are: (i) an unreasonable and unfair advantage is received by one contracting party on the date of execution of the agreement (objective element); and (ii) this advantage is established by exploiting the other contracting party's situation (subjective element). If a transaction is found to be usurious, the court may: (i) declare the transaction null and void; (ii) may regard the transaction as voidable and declare that the applicable interest rate is inordinately high and may therefore moderate the interest rate; or (iii) may order that

certain amounts of the "usurious" interest rate (i.e. the element of the rate considered to be in excess of the rate declared by the competent court to be "fair") should be paid as a "fine" to the Hungarian state.

Although the concept of good morals is provided for in the Hungarian Civil Code, there is no express definition of this term. However, pursuant to the Hungarian Civil Code, an agreement shall be null and void if such agreement is 'evidently' contrary to the principles of good morals. The question as to whether or not an agreement is evidently contrary to the principles of good morals is always decided by the courts, taking into consideration facts applicable to the specific case.

No judicial or legislative statements or guidelines exist in relation to the maximum rate of interest and charges permissible on consumer loans.

(d) Usury/Good Morals Laws — Criminal Law Provisions

There are no explicit provisions in the Hungarian Criminal Code which relate to usurious transactions or transactions contrary to the concept of good morals. However, certain transactions may, in certain circumstances, qualify as fraudulent transactions and therefore constitute a punishable offence.

(e) Money Laundering

Pursuant to the relevant provisions of the Hungarian Money Laundering Act, a consumer lending institution may only enter into a commercial agreement with a consumer if it has performed the mandatory identification obligations (i.e. obtaining personal information about the consumer and documentation evidencing such information, as set out in detail in the Hungarian Money Laundering Act).

Pursuant to the Hungarian Money Laundering Act, the institution must also undertake the task of confirming the identity of a person who does not have contractual relationship with the lending institution, but who has a right to represent the consumer, and can request payments etc., and the value of the transaction in question (or the aggregate value of a chain of transactions between the institution and that consumer) exceeds HUF 2,000,000 (approximately £5,200, as at 22 June 2007). Should suspicion of money laundering activities arise in connection with such transaction/chain of transactions the institution is also obliged to notify the competent authorities.

Money laundering is also regulated by the Hungarian Criminal Code, under which negligently committed money laundering is a punishable activity. Furthermore, pursuant to the rulings of PSZÁF, an electronic filtering system has been set up in order to enable the Hungarian Subsidiary to check whether or not its new customers are indicated in the consolidated list of individuals and entities issued by PSZÁF.

1.5 Regulatory Framework in Slovakia

The Slovak subsidiary is Provident Financial, s.r.o., (the "**Slovak Subsidiary**"). The Slovak Subsidiary is a limited liability company performing its activities in Slovakia on the basis of ordinary trade licences and is not subject to any special regulation applicable to financial institutions (except for the supervision of the respective state authorities as described below — e.g. Slovak Trade Inspectorate Trade Licensing Office, Financial Police).

(a) Trade Licensing — the Slovak Trading Act

Under the Slovak Trading Act, a trading licence is sufficient to provide consumer credit. No other special registration or permit for consumer credit providers or their agents is required. The Trade Licensing Office is the competent supervisory body for supervising adherence to the obligations imposed on entrepreneurs by the Slovak Trading Act.

(b) Consumer Credit Regulation — the Slovak Civil Code and Consumer Credit Act

The Slovak Civil Code contains general provisions concerning credit agreements while the Slovak Consumer Credit Act provides for credit agreements classified as consumer credit. The credit agreements entered into by the Slovak Subsidiary are governed partly by the Slovak Consumer Credit Act and partly by the Slovak Civil Code.

Consumer credit is defined under the Slovak Consumer Credit Act as the temporary provision of funds based on a consumer credit agreement, made in the form of a deferred payment, loan or other legally

binding form. A consumer credit agreement means an agreement through which a lender agrees to extend credit to a consumer, and the consumer undertakes to repay the funds extended and pay all costs connected to such consumer credit.

The Slovak Consumer Credit Act was amended with effect from 1 July 2006. The main aim of the amendment was to increase the level of consumer protection. The Slovak Consumer Credit Act previously contained an incorrect formula for the calculation of annual percentage rates. This was corrected by the amendment. Under the amendment, lenders will be required to provide more detailed information to consumers.

— A consumer credit agreement must be in written form (otherwise it is invalid) and must satisfy several requirements in respect of providing information to the consumer, including e.g. setting out the principal amount, a timetable to repayment, the level of interest and other charges, conditions under which charges will be varied, the sanctions for breach of the agreement, and the rights of the consumer in the event that the seller breaches the agreement.

According to the Slovak Consumer Credit Act, in the event that the requirements specified above in relation to a consumer agreement are not met, the agreement remains valid provided that the consumer has been:

— granted with a consumer loan, and the drawing thereof has been commenced; or

— delivered goods or provided with services in relation to the consumer loan.

Non-compliance with the Slovak Consumer Credit Act can result in a penalty being imposed by the Slovak Trade Inspection of up to SKK 500,000 (approximately £9,900, as at 22 June 2007).

According to the Slovak Consumer Credit Act, a consumer who repays the whole amount due prior to the maturity date of the credit is entitled to a reduction in the costs related to the consumer credit, and is only obliged to pay interest up to the date of early repayment.

The Slovak Civil Code provisions include a definition of consumer agreement and examples of unreasonable conditions in consumer agreements. A consumer agreement is defined as an agreement for the purchase of goods or services, concluded by a supplier of the goods or provider of the service with consumers, where the consumers are not able to individually amend the conditions and contents of the draft agreement prepared by the supplier.

Under the Slovak Civil Code, a consumer agreement may not contain unreasonable conditions, which are defined as those which may result in inequality of rights and obligations of the parties to the detriment of the consumer.

The Slovak Civil Code lists several examples of unreasonable conditions in a consumer agreement. These include e.g.: conditions imposed on the consumer that the consumer has been unable to become familiar with prior to entering the agreement; conditions that enable the supplier to transfer its rights and obligations arising under the agreement to another supplier without the consent of the consumer, where such transfer might have an adverse effect on the enforceability or security of the consumer's receivables; and conditions excluding or limiting the responsibility of the supplier for acting or omitting to act, by which detriment to the consumer's health or his/her death could be caused. Any unreasonable conditions set out in a consumer agreement shall be null and void.

(c) ***Consumer Protection***

The Slovak Consumer Protection Act modifies general regulation to better protect the consumer. Under the Act, the seller shall be obliged to:

— sell products and provide services of the standard of quality specified by legislation or by custom; where no quality is prescribed or established by specific legislation, the seller shall only be allowed to sell products or provide services that fall below the customary standard of quality if he warns the consumer of this. Customary quality means a standard of quality for a product or a service where there are no obvious defects that the seller would be obliged to notify the consumer of:

— sell products of the correct weight, measure and amount and allow the customer to check the accuracy of this information;

— sell goods and provide services at appropriate prices;

— sell products and provide services at prices in accordance with certain statutory pricing provisions;

— refrain from harassing the consumer; and

— exercise equal treatment of consumers in relation to the provision of goods and services.

Furthermore, the seller shall not act contrary to the principles of good morals. For the purposes of the Slovak Consumer Protection Act, acts contrary to the principles of good morals shall mean acts that:

— are contrary to usual conventions and show obvious signs of discrimination or a departure from the generally recognised rules of morals in relation to the sale of a product or the provision of a service; and

— may cause harm to a party in commercial relations as a result of failure to observe good faith, honesty, and customary practices, and where, in particular, a mistake, trickery, threat, or departure from the rules of contractual freedom are used.

(d) Usury/Good Morals Laws — Civil Law Provisions

The Slovak Consumer Credit Act itself does not stipulate any specific conditions related to maximum interest rates.

In general, the legal regulations applicable to maximum interest rates are relatively broadly drafted and so, in practice, a wide scope for their interpretation is left to the courts, which will decide on a case-by-case basis whether any particular contractual provision or legal act is in compliance with relevant law or not.

Slovak law does not stipulate an exact maximum amount of interest rate which can be agreed on in relation to a credit agreement concluded under the Slovak Civil Code. The level of interest is left to the mutual agreement of the parties to the relevant agreement.

However, as a general rule, the Slovak Civil Code specifies that any legal act (including agreements) that breaches the principles of good morals shall be deemed null and void. It can be, therefore, assumed that if the interest rate related to a credit agreement under the Slovak Civil Code is contrary to the principles of good morals, the relevant credit agreement shall be null and void, and the court may declare that the 'market standard' interest rate applies.

Although the concept of good morals is provided for in the Slovak Civil Code, there is no express definition of this term. Also, the definitions of good morals in case law are too general to give straightforward guidelines to assess whether a particular legal act or agreement is against good morals. Therefore the question as to whether or not an agreement is contrary to good morals will be always decided by the courts on the basis of all the facts applicable to the specific case.

As to the definition of 'market standard', courts might apply the usual interest rates charged by the banks in the place of debtor's residence at the moment of conclusion of the agreement. However, there has been a court decision where the court stated that, after all the specific circumstances of the particular case were taken into account; the maximum permissible interest rate could be higher than the usual interest rate charged by banks.

(e) Usury/Good Morals Laws — Criminal Law Provisions

Under the Slovak Criminal Code, usury is a crime which occurs when a person who, exploiting another person's distress, inexperience, irrationality or agitation, causes such person to conclude an agreement under which that other person is subject to obligations that are grossly disproportionate to the value of the benefits that he/she will receive, or who asserts such claim, or transfers it to himself with intent to assert it. Such offender may be punished by a term of imprisonment of one to five years. This term can be increased to up to 15 years depending on the severity of the damage.

(f) Money Laundering

The Act on Protection Against the Legalization of Profit from Criminal Activity (the **"Slovak Anti-Money Laundering Act"**) contains various anti-money laundering measures.

Companies that are required to comply with the Slovak Anti-Money Laundering Act must:

- have a written policy in place specifying internal rules and procedures that implement the obligations imposed by the Act;
- designate a person responsible for protection of the company against money laundering;
- provide, at least once a year, its employees with special training regarding money laundering;
- implement a methodology that aims to ensure the prevention of money laundering in the company; and
- keep prescribed data about every business transaction of EUR 15,000 (approximately £10,105 as at 22 June 2007) or more in value, or consecutive business transactions amounting to EUR 15,000 (approximately £10,105 as at 22 June 2007) or more in value in a 12-month period.

Failure to comply with the obligations under the Slovak Anti-Money Laundering Act can result in a fine of up to SKK 2,000,000 (approximately £39,600 as at 30 May 2007) imposed by the Financial Police. Should the company repeatedly breach the obligations under the Slovak Anti-Money Laundering Act, the Financial Police may impose a fine of up to SKK 4,000,000 (approximately £79,200 as at 22 June 2007).

(g) *Legislative proposals*

A bill amending the Act on Voluntary Auctions (527/2002 Col.) was recently published by the Ministry of Justice. Comments are being submitted by other ministries before it goes to Parliament. An amendment to the Slovak Consumer Credit Act is part of the bill and provides for a maximum annual percentage rate for consumer loans of "five times the base interest rate determined by the National Bank of Slovakia". The current base interest rate of the National Bank of Slovakia is 4.25%.

1.6 Regulatory Framework in Romania

The Romanian subsidiary is Provident Financial Romania Institutie Financiara Nebancara S.A. (the **"Romanian Subsidiary"**), which currently acts as a non-banking financial institution (performing regulated credit activities) and has filed notification to be entered into the register of non-banking financial institutions, maintained by the National Bank of Romania. The registration would confirm its status as a non-banking financial institution.

(a) *Regulation applying to non-banking financial institutions*

On 3 February 2006 a new regulation applicable to non-banking financial institutions entered into force (the **"NBFI Act"**), which subjects non-banking financial institutions (**"NBFIs"**) to monitoring and prudential supervision by the National Bank of Romania. NBFIs are companies that can grant loans but, unlike credit institutions, are not allowed to take deposits.

The NBFI Act imposes certain requirements as to the name, corporate structure, corporate governance and minimum share capital of an NBFI and stipulates that an NBFI must notify the National Bank of Romania once it has been incorporated, so that it may be entered into a register of NBFIs maintained by the National Bank of Romania. The NBFI cannot trade before such registration. In addition, transitory provisions (which have now expired) in the NBFI Act apply to companies qualifying as NBFIs that existed prior to the NBFI Act coming into force. NBFIs that existed prior to the NBFI Act coming into force are permitted to continue to trade provided that they submitted a notification to the National Bank of Romania for the purpose of registration in the NBFI register by 3 August 2006. The regulations of the National Bank of Romania detailing the documents and procedures related to this notification were published on 3 May 2006. The notification documentation includes information relating to the direct significant shareholder(s) of the NBFI (i.e. a shareholder holding at least 10% of the share capital), and the qualifications of its directors.

The NBFI Act contains two sets of criteria to be met by NBFIs: (a) general criteria which must be met by all NBFIs and (b) special criteria which, if met, lead to stricter requirements and supervision measures. According to the regulations of the National Bank of Romania for registration in the Special

Registry, the 'special' criteria that would have to be met by an NBFI to trigger the stricter requirements are, cumulatively (a) having own funds and borrowed sources of at least RON 50,000,000 (approximately £10.4 million, as at 22 June 2007) and (b) to have granted loans totalling at least RON 25,000,000 (approximately £5.2 million, as at 22 June 2007). The National Bank of Romania will verify if such criteria are met in relation to the three previous quarters on the basis of information submitted as part of the notification to be submitted by all NBFIs, as mentioned above.

If an NBFI meets these special criteria, it will become subject to the prudential supervision of the National Bank of Romania, and will have to observe additional requirements provided under the NBFI Act and additional regulations issued by the National Bank of Romania. Such NBFI would have to put in place a risk committee and an audit committee; also it will have to ensure that its operations are managed by at least two executive officers (who meet qualification criteria set out by the National Bank of Romania). There are various other requirements on NBFIs registered in the Special Registry, including the adherence to certain prudential ratios concerning own funds, exposures, and risk provisioning, and the implementation of internal controls and customer identification procedures.

The National Bank of Romania requires NBFIs to have internal lending regulations setting out:

— mandatory provisions which are to be included in credit agreements;

— documentation to be used in the credit granting process;

— levels of authority for the approval of loans; and

— criteria used to evaluate potential customers.

Recently (in March 2007), the National Bank of Romania has repealed the regulations that prevented borrowers from exceeding certain levels of financial indebtedness arising from the credit agreements generally, as well as specifically in relation to consumer credit.

According to the current system, NBFIs are allowed to draw-up their internal lending regulations without having to observe specific thresholds in respect of the borrowers' financial indebtedness. However, in order to benefit from the legislative change, NBFIs must first submit the new internal lending regulations to the Supervisory Section of the National Bank of Romania to obtain its approval. Until such an approval is obtained, NBFIs will still have to use the previous internal lending regulations and are still bound to observe the 40% threshold in respect of the borrowers' financial indebtedness that arises from all concluded credit agreements.

(b) Consumer Credit Regulation — the Romanian Consumer Credit Act

In Romania, the National Bank of Romania is responsible for licensing lenders and brokers and the National Authority for Consumers Protection is responsible for the enforcement of the Romanian Consumer Credit Act, related consumer credit regulations and other consumer protection legislation.

Currently, a credit agreement is regulated by the Romanian Consumer Credit Act where: (a) the borrower is an individual; (b) the amount of credit is not less than EUR 200 and does not exceed EUR 20,000 (between approximately £134.70 and £13,470, as at 22 June 2007); and (c) the credit agreement is not an exempt agreement as defined in the Act (for example, a mortgage agreement is an exempt agreement).

Any credit agreement that is wholly or partly regulated by the Romanian Consumer Credit Act has to comply with the requirements under that Act concerning the licensing of lenders and brokers, documentation and procedures of credit agreements, and (in so far as it is applicable) pre-contract disclosure. If it does not comply with those requirements, then to the extent that the credit agreement is regulated by the Act, it is null and void and, as such, unenforceable against the borrower.

(c) Usury/Good Morals Laws — Civil Law Provisions

Currently there is no specific usury law in force, but control on usury is regulated by the general norms provided for by the Romanian Civil Code and by the Romanian Unfair Terms in Consumer Contracts Act (the **"RUTCCA"**).

The provisions of the Romanian Civil Code do not expressly refer to usury, however they provide that contractual provisions that are contrary to good morals/good faith shall be null and void, and cancellation of the contractual provision may be ordered by the competent court.

A consumer may also invoke the provisions of the RUTCCA, pursuant to which unfair terms in consumer agreements are prohibited. According to the RUTCCA, an unfair term means a contractual provision that has not been directly negotiated with the consumer, where (i) it is contrary to the requirement of good faith and (ii) it causes a significant imbalance in the parties' rights and obligations arising under the agreement, to the detriment of the consumer. A court can order that the unfair term be amended or removed, or can decide to terminate the whole agreement.

Breach of the provisions of the RUTCCA is subject to administrative fines set out in that Act and, if such breach is perpetrated under circumstances which would render it as a criminal act, it might also be subject to the sanctions set out in the Romanian Criminal Code.

Earlier this year, the Romanian Consumer Protection Authority issued a Norm imposing certain obligations on companies that are using standard form agreements in their relations with customers. Such obligations are aimed at ensuring that a sufficient amount of information is supplied to customers. Under the Romanian Consumer Protection Law, a fine of between RON 1,000 to 3,000 (approximately £210 to £625 as at 30 May 2007) can be imposed for failing to provide sufficient information to a customer.

(d) Usury/Good Morals Laws — Criminal Law Provisions

The Romanian Criminal Code currently in force does not contain any specific provisions concerning usury. However, making false and misleading statements for (i) the purpose of obtaining an unjustified benefit or (ii) that cause another party to enter into or to perform an agreement, is an offence under the Code. A new Romanian Criminal Code is scheduled to enter into force in 2008, under which usury will be a criminal offence.

(e) Money Laundering

Consumer credit providers are subject to the provisions of the Romanian Money Laundering Act. The main obligations to which a consumer credit provider is subject are:

— to designate one or more employees as persons in charge of the implementation of the Romanian Money Laundering Act and to communicate their names to the National Office for the Prevention and Sanctioning of Money Laundering (the **"Office"**);

— to inform the Office of every operation which presents a risk of being deemed to constitute money laundering and to draft a written report;

— to report any operation with cash (RON or foreign currency) in excess of EUR 10,000 (approximately £6,800 as at 30 May 2007);

— to present to the Office any information requested in accordance with money laundering legislation (it is not possible to refuse such a request on the basis of professional or contractual confidentiality); and

— to establish the identity of each client upon initiating business relationships or when providing certain services. Information on clients' identity must be kept for five years from the end of each operation and is not to be disclosed in any circumstances other than those provided by the Romanian Money Laundering Act .

Any breach of the provisions of the Romanian Money Laundering Act is subject to administrative fines set out in that Act, and, if such breach is perpetrated under circumstances which would render it as a criminal act, it might also be subject to the criminal sanctions set out in that Act.

NBFIs that provide consumer credit are supervised with respect to anti-money laundering regulations by the Office, unless registered in the Special Registry, in which case supervision will be carried out by the National Bank of Romania.

In addition to the provisions of the Romanian Money Laundering Act, the Office has issued regulations detailing the obligations of a company falling under its supervision with respect to the prevention of money laundering. The National Bank of Romania has also issued regulations detailing customer identification standards applicable to NBFIs registered in the Special Registry, and regulations that concern the prevention of, and sanctions for, money laundering activities.

2. Regulatory Framework in Mexico

The Mexican subsidiary is Provident Mexico, S.A. de C.V. (the **"Mexican Subsidiary"**).

The Mexican Subsidiary currently performs its activities in the State of Puebla and certain other States of Mexico and is organised as a regular commercial entity (stock corporation with variable capital).

The Mexican Subsidiary is not subject to special regulation under financial laws and is not regulated by financial authorities in Mexico. The Mexican Subsidiary does not require any permits or licenses from financial authorities in Mexico to conduct its business.

2.1 Consumer Regulation and Consumer Complaints

The Mexican Subsidiary, as with other regular commercial entities not regulated by financial laws, is subject to the Federal Protection of Consumers Law (*Ley Federal de Protección al Consumidor*). The Federal Protection Agency for Consumers (*Procuraduría Federal del Consumidor*) is in charge of applying this law and protecting customers' interests.

The Federal Protection Agency for Consumers is authorised to receive customer complaints. In addition, the Federal Protection Agency for Consumers is authorised to provide free legal consultation to consumers and act as arbitrator in disputes between the consumer and the Mexican Subsidiary.

The Mexican Subsidiary is not a regulated financial entity and is therefore not subject to the Law for the Protection and Defence for Users of Financial Services (*Ley de Protección y Defensa a los Usuarios de los Servicios Financieros*) nor to the supervision of the Commission for the Defence of Financial Users (*Comisión para la Defensa de los Usuarios de los Servicios Financieros*).

On 15 June 2007, the Law for the Transparency and Order of Financial Services was published in the Official Gazette of the Federation in Mexico. The Mexican Subsidiary will have 180 days following the publication of this law to conform to the requirements set forth in this law. This law introduces certain requirements for companies habitually granting credit for concepts such as charges, contracts, statements and advertisement.

2.2 Usury/Good Moral Laws/Civil Law Provisions

Loan agreements executed by the Mexican Subsidiary and its customers are subject to the laws and courts of the State of Puebla, Mexico.

In the Civil Code for the State of Puebla, provisions regulating the application of rates on loans are contemplated, including:

(i) if the parties agreed a conventional rate of interest which was so disproportionate that it could be considered that one party was taking advantage of the other party based on that other party's extreme ignorance, extreme poverty or notorious inexperience the judge, upon request of the debtor and considering the facts and circumstances of the case, is entitled to reduce the agreed interest rate;

(ii) the debtor can be released from his payment obligation following the execution of the loan agreement if he repays the capital amount at any time, gives prior notice to the lender and pays the accrued interest;

(iii) payments made by the debtor to the lender will be applied first to the capital due and then to the payment of interest due; and

(iv) the parties are not entitled to agree, under any circumstance, that interest due is capitalised and then charged to generate additional interest.

2.3 Usury/Good Moral Laws/Criminal Law Provisions

Though there is no special usury law in Mexico, the Federal Criminal Code and various State Criminal Codes foresee usury as a felony either of itself or as a felony similar to fraud.

Each Criminal Code contemplates slight differences among them to qualify the usury. The basic elements are:

(i) to take advantage of someone's inexperience, extreme necessity or ignorance;

(ii) to obtain notoriously superior gains from those authorised or applicable according to different standard practices in the market referred to in the applicable codes; or

(iii) to obtain the aforementioned by deceitful ways.

According to the Federal Criminal Code: (i) imprisonment for usury ranges from three days to twelve years depending on the gain obtained by the offender; and (ii) fine for usury of between £68.00 to £407.00 may also apply, depending on the gain made by the offender.

2.4 Money Laundering

The anti-money laundering regime applicable to the Mexican Subsidiary is contained in the Federal Criminal Code and Local Criminal Codes for the States where the Mexican Subsidiary conducts its business activities.

Article 400 Bis of the Federal Criminal Code establishes imprisonment penalties from 5 to 15 years and fines of between £2,258.00 and £11,287.00 upon any person who carries out transactions with resources of illicit origin.

3. Regulatory framework in Guernsey

Provident International Credit Guarantee Company Limited (**"PICGCL"**) is licensed by the Guernsey Financial Services Commission (**"GFSC"**) under The Insurance Business (Bailiwick of Guernsey) Law 2002 (the "**Insurance Law**") to carry on general insurance business excluding domestic business.

3.1 General Representative

PICGCL must appoint and at all times maintain a general representative to act generally on its behalf. The general representative must be either:

(a) A person who is both:

i. an executive director of PICGCL who is ordinarily resident in Guernsey, Herm or Jethou or, if no such director of the insurer is ordinarily so resident, an employee or agent of the insurer who is (subject as aforesaid) ordinarily resident in Guernsey, Herm or Jethou; and

ii. approved by the GFSC as a fit and proper person to act as PICGCL's general representative; or

(b) A licensed insurance manager approved by the GFSC.

The general representative of PICGCL may not resign its position and PICGCL may not remove it unless a replacement has notified the GFSC that it has consented to act or the GFSC has agreed in writing to the resignation or removal.

3.2 GFSC Restrictions on change of controller or director of a licensed insurer

No person may become a "shareholder controller" or a director of PICGCL unless the GFSC has been notified in writing of the proposed change and the GFSC has given notice that it has approved to the change of shareholder controller or the appointment of the director.

In this context, "shareholder controller" means any person who, alone or with associates, is entitled to exercise, or control the exercise of, 15 per cent. or more of the voting rights in a general meeting of PICGCL or of any other entity of which PICGCL is a subsidiary.

The GFSC has 60 days from receipt of notification from a proposed shareholder controller or a proposed new director to consider the notification and give a response. If the GFSC does not respond within this period of time to either (a) approve the change, or (b) serve notice on PICGCL that it does not approve the change, on expiration of the 60 days it will be deemed to have confirmed that it has no objection.

Breach of this provision is an offence. In cases of breach, the GFSC can order the compulsory transfer of the relevant shares, the suspension of any rights attaching to them as well as the suspension or revocation of the insurance licence.

A person who becomes a "significant shareholder" in relation to PICGCL must, within a period of fourteen days immediately following the day of that event, give notice in writing of the event to the GFSC. Failure to do so is an offence. A significant shareholder is a person who, alone or with associates, is entitled to exercise or control the exercise of 5 per cent. or more but less then 15 per cent. of the voting power in a general meeting of PICGCL.

3.3 Other provisions of the Insurance Law

(a) *Share Capital and Solvency*

PICGCL must maintain a minimum level of paid up share capital which is £100,000 for conducting general insurance business.

Under the Insurance Law, PICGCL is also required to maintain a margin of solvency at all times, which is the extent to which the total assets of PICGCL exceed its total liabilities. The minimum margin of solvency for PICGCL is currently the higher of 18 per cent. of net premium income up to £5 million and 16 per cent. of the excess of net premium income above £5 million or 5 per cent. of the value of its loss reserves.

PICGCL is also required to maintain 75 per cent. of those assets required to meet the margin of solvency as approved assets as defined under the Insurance Law.

PICGCL is also required to maintain minimum shareholders funds of at least 75 per cent. of the minimum paid up share capital requirement.

(b) *Monitoring*

The Insurance Law includes the ability of the GFSC to carry out on-site visits of PICGCL and requires certain information to be provided to the GFSC in respect of PICGCL including an annual insurance return which will incorporate the audited financial accounts of PICGCL, an up to date business plan and margin of solvency calculation.

(c) *Composition of the Board*

The board of every licensed insurer must include at least one director who is an independent non-executive director, that is to say a director who is not an associate (other than a director) of, or associated party (other than a director) in relation to, PICGCL and who is not responsible for the management of PICGL'S business.

3.4 Licensed Insurers' Corporate Governance Code

Under Section 78 of the Insurance Law the GFSC has been delegated the power to issue codes of practice. Pursuant to that power the GFSC has issued a number of codes, including the Licensed Insurers' Corporate Governance Code. It requires the board of PICGCL to take an active stance in its approach to corporate governance by establishing internal control procedures which are sufficient to enable the board of PICGCL to manage the key operational risks of PICGCL and conduct PICGCL'S business having regard to the size, nature and complexity of its business. In particular, such controls should enable PICGCL to monitor the adequacy of its capital resources and be able to demonstrate at all times compliance with its margin of solvency requirement.

PART X — ADDITIONAL INFORMATION

1. Persons responsible

The Company and the Directors, whose names and functions appear in paragraph 1 of Part IV (Directors and Corporate Governance), accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and registered office

The Company was incorporated and registered in England and Wales under the Companies Act 1985 as a private company limited by shares on 5 December 2006 with the name Bridgesun (3) Limited and the registered number 06018973. By a special resolution, the Company re-registered as a public company limited by shares with the name "International Personal Finance plc" on 24 May 2007. The principal legislation under which the Company operates are the Companies Acts and the regulations made thereunder.

The Company is domiciled in England with its registered and head office at Number Three, Leeds City Office Park, Meadow Lane, Leeds LS11 5BD. The telephone number of the Company's registered office is +44 (0)113 285 6700.

The Company has not traded since incorporation.

The Company is to be the holding company of Provident International Holdings Limited and its subsidiaries with effect from the Demerger.

3. Share capital and capital history of the Company

3.1 The Company was incorporated with an authorised share capital of £100,000 divided into 100,000 ordinary shares of £1 each, of which two were issued fully paid to the subscribers to the Memorandum of Association, Emma Versluys and Rosamond Marshall Smith.

3.2 Since the incorporation of the Company, the subscriber share issued to Emma Versluys was transferred to John Harnett on 25 January 2007 and the following changes have occurred in its authorised, issued and fully paid share capital:

(a) by an ordinary resolution passed on 2 March 2007, the authorised share capital of the Company was increased from £100,000 to £150,000 by the creation of an additional 50,000 redeemable preference shares of £1 each;

(b) by a special resolution passed on 30 May 2007, and conditional upon Admission and the approval of the Court, the nominal value of each IPF Share was reduced from 170 pence to 10 pence;

(c) the 50,000 redeemable preference shares were redeemed at par value and cancelled on 31 May 2007;

(d) 16 ordinary shares of £1 each were allotted and issued to each of John Harnett and Rosamond Marshall Smith on 19 June 2007; and

(e) by ordinary and special resolutions passed on 19 June 2007:

(i) the existing authorised and issued share capital of the Company was redesignated and consolidated into ordinary shares of 170 pence each and the authorised share capital of the Company was increased from £150,000 to £852,550,034 by the creation of an additional 500,000,000 ordinary shares of 170 pence each;

(ii) the Articles of Association (as summarised in paragraph 4 of this Part X) were adopted;

(iii) the Directors were generally and unconditionally authorised, in accordance with section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Companies Act 1985):

(A) up to an aggregate nominal amount of £510,000,000 representing the allotment of up to 300,000,000 IPF Shares for the purposes of the Demerger; and

(B) subject to and conditional upon Admission, up to an additional aggregate nominal amount equal to £145,662,141, to be reduced to £8,568,361 upon confirmation by the Court of the Reduction of Capital,

such authority to expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement;

(iv) the Directors were generally empowered, pursuant to section 95 of the Companies Act 1985, to allot equity securities (within the meaning of section 94(2) of the Companies Act 1985) for cash pursuant to the authority referred to in sub-paragraph (e)(iii) above as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power is limited to:

(A) the allotment of equity securities in connection with an issue in favour of the holders of IPF Shares on the register of members at such record date or dates as the Directors may determine for the purpose of any issue where the equity securities respectively attributable to the interests of the holders of IPF Shares are proportionate (as nearly as may be) to the respective numbers of IPF Shares held by them at any such record date or dates so determined provided that the Directors may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(B) the allotment (otherwise than pursuant to sub-paragraph (e)(iv)(A) above) of equity securities up to an aggregate nominal amount of £1,285,254,

such authority to expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement.

The disapplication will give the Directors flexibility to issue shares for cash following Admission. No such issue is presently contemplated; and

(v) subject to and conditional upon Admission and to confirmation by the Court of the Reduction of Capital, the Company was generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) on the London Stock Exchange of IPF Shares, provided that:

(A) the maximum aggregate number of IPF Shares authorised to be purchased is 25,705,084;

(B) the minimum price which may be paid for IPF Shares is 10 pence (exclusive of expenses);

(C) the maximum price (exclusive of expenses) which may be paid for an IPF Share is not more than 5 per cent. above the average of the middle market quotations for an IPF Share as derived from the Daily Official List for the five business days immediately preceding the day on which the IPF Share is purchased; and

(D) unless previously revoked, varied or extended, the authority conferred shall expire at the conclusion of the first annual general meeting of the Company or, if earlier, on 19 December 2008,

save that the Company may make a contract or contracts to purchase IPF Shares under the authority conferred prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of IPF Shares in pursuance of any such contract or contracts.

3.3 At Completion of the Demerger, the Company will allot and issue IPF Shares to PF Shareholders on the PF Share Register on the basis of one IPF Share for each PF Share held at the Demerger Record Time, save that the number of IPF Shares to be allotted and issued to each of John Harnett and Rosamond Marshall Smith as PF Shareholders will be reduced by the number of IPF Shares held by them (being 10 IPF Shares each) so that upon the Demerger becoming effective all holders of IPF Shares (including John Harnett and Rosamond Marshall Smith) will hold one IPF Share for each PF Share held at the Demerger Record Time.

3.4 The Company's authorised share capital as at 22 June 2007, the latest practicable date prior to the publication of this document, was £852,550,034 comprising 501,500,020 IPF Shares of nominal value 170 pence each. The Company's issued and fully paid share capital as at that date was 20 IPF Shares. Immediately following Admission, it is expected that the Company's issued share capital will be approximately 257,433,562 IPF Shares. This is based on the number of PF Shares in issue on 22 June 2007 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional PF Shares that may be issued prior to the Demerger Record Time.

3.5 Immediately following Admission, the Company's share capital will be as follows:

	Authorised		Issued	
Class	Number	Amount	Number	Amount
IPF Shares	501,500,020	£852,550,034	257,433,562[1]	£437,637,055.40[1]

3.6 Immediately following Admission, the Company's share capital will consist exclusively of the IPF Shares. The IPF Shares carry the right to receive dividends and distributions paid by International Personal Finance. The holders of the IPF Shares have the right to receive notice of and to attend and vote at all general meetings of the Company. The ISIN of the IPF Shares is GBOOBIYKG049. The IPF Shares will be registered and capable of being held in certificated or uncertificated form. Further information on the rights attaching to the IPF Shares is set out in paragraph 4 below, and further arrangements on dealing arrangements and CREST is set out in paragraphs 2 and 3 of Part VI (Terms of the Demerger).

3.7 Save as disclosed in paragraphs 3.1 and 3.2 above and in paragraphs 5 and 6 below, since the date of its incorporation there has been no issue of share capital by the Company fully or partly paid either for cash or other consideration and no such issues are proposed and no share capital of the Company or any other member of the group is under option or agreed, conditionally or unconditionally, to be put under option.

3.8 Save in respect of the IPF Share Incentive Plans (see paragraph 9 below), it has not been agreed that any authorised share capital or loan capital of the Company will, following Admission, be subject to any option.

3.9 The Company will be subject to the continuing obligations of the FSA with regard to the issue of shares for cash. The provisions of section 89 of the Companies Act 1985 (which confer on the IPF Shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employees' share scheme as defined in section 743 of the Companies Act 1985) apply to the authorised but unissued share capital of the Company (in respect of which the Directors have authority to make allotments pursuant to section 80 of the Companies Act 1985 as referred to in sub-paragraph 3.2(e) above) except to the extent such provisions have been disapplied as referred to in sub-paragraph 3.2(e) above.

3.10 The IPF Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the IPF Shares.

3.11 Those PF Shareholders who hold share certificates in respect of PF Shares will receive share certificates in respect of their IPF Shares. Share certificates are expected to be despatched by the Registrar by 27 July 2007. Temporary documents of title will not be issued. All transfers between the date on which dealings in IPF Shares begin and the date on which share certificates in respect of IPF Shares are despatched will be certified against the IPF Share Register. Share certificates will not be renounceable.

4. Memorandum and Articles of Association

The Memorandum and Articles of Association are available for inspection as described in paragraph 24 of this Part X (Additional Information).

4.1 Memorandum of Association

The Company's principal objects are to act as a holding company and to carry on any trade or business whatsoever. The objects of the Company are set out in full in paragraph 4 of the Memorandum of Association.

(1) This figure is based on the number of PF Shares in issue on 22 June 2007 plus an estimate of the maximum number of additional PF Shares that may be issued prior to the Demerger Record Time.

4.2 Articles of Association

The Articles of Association, which were adopted on 19 June 2007 subject to the Demerger becoming effective and Admission taking place, contain, *inter alia*, provisions to the following effect:

(a) Rights attaching to IPF Shares

(i) Share rights

Subject to applicable statutes (in this section the "Companies Acts"), any resolution passed by the Company under the Companies Acts and other shareholders' rights, shares may be issued with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the board (as defined in the articles) may decide. Redeemable shares may be issued. Subject to the articles, the Companies Acts and other shareholders' rights, unissued shares are at the disposal of the board.

(ii) Voting rights

Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting or class meeting has, upon a show of hands, one vote, and every member (excluding any member holding shares as treasury shares) present in person or by proxy has, upon a poll, one vote for every share held by him.

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

(iii) Restrictions

No member shall be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

(iv) Dividends and other distributions

The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the board. Subject to the Companies Acts, the board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the Company, in the opinion of the board, justifies its payment. If the board acts in good faith, it is not liable to holders of any shares for losses arising from the payment of interim or fixed dividends on any other shares ranking pari passu with or after those shares.

The board may withhold payment of all or any part of any dividends or other monies payable in respect of the Company's shares from a person with a 0.25 per cent. interest (as defined in the articles) if such a person has been served with a restriction notice (as defined in the articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

Except so far as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

The board may if authorised by an ordinary resolution of the Company offer ordinary shareholders (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares by way of scrip dividend instead of cash in respect of any dividend specified by the ordinary resolution.

Any dividend unclaimed after a period of twelve years from the date when it was declared or became due for payment (whichever comes first) shall be forfeited and revert to the Company.

The Company may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares which are normally paid in that manner or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. The Company must resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Companies Acts, divide among the members (excluding any member holding shares as treasury shares) in kind all or part of the assets of the Company (whether they shall consist of property of the same kind or not) or vest the whole or any part of the assets in trustees.

(v) Variation of rights

Subject to the Companies Acts, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares).

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them.

(vi) Form and transfer of shares

The shares are in registered form. Any shares in the Company may be held in uncertificated form and, subject to the articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Subject to the articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee.

The transferor of a share is deemed to remain the holder until the transferee's name is entered in the register.

The board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(a) is duly stamped or certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may reasonably require;

(b) is in respect of only one class of share; and

(c) if to joint transferees, is in favour of not more than four such transferees.

Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations (as defined in the articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The board may decline to register a transfer of any of the Company's certificated shares by a person with a 0.25 per cent. interest (as defined in the articles) if such a person has been served

with a restriction notice (as defined in the articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the board to be pursuant to an arm's length sale (as defined in the articles).

(vii) Alteration of share capital

The Company may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Acts) sub-divide its shares. The Company may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

(viii) Purchase of own shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the Company may purchase all or any of its shares of any class including any redeemable shares.

(ix) General meetings

Subject to the provisions of the Companies Acts, an annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or a resolution of which special notice has been given to the Company shall be called by not less than twenty-one clear days' notice in writing. All other extraordinary meetings shall be called by not less than fourteen clear days' notice in writing.

The notice must specify the place, day and time of the meeting and the general nature of the business transacted.

Notices shall be given to the auditors of the Company and to all members other than any who, under the provisions of the articles or the terms of issue of the shares they hold, are not entitled to receive such notice. Notice may be via electronic communication and publication on a website in accordance with the Companies Acts.

Each director shall be entitled to attend and speak at any general meeting. The chairman of the meeting may invite any person to attend and speak at any general meeting where he considers that this will assist in the deliberations of the meeting.

(b) Directors

(i) Number of directors

The directors (disregarding alternate directors) shall be not less than two and not more than fifteen in number. The Company may by ordinary resolution vary the minimum and/or maximum number of directors.

(ii) Directors' shareholding qualification

A director shall not be required to hold any shares in the Company.

(iii) Appointment of Directors

Directors may be appointed by the Company by ordinary resolution or by the board. A director appointed by the board holds office only until the next following annual general meeting of the Company and is then eligible for election by shareholders but is not taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office for such period (subject to the provisions of the Companies Acts) and on such terms as they may determine and may also revoke or terminate any such appointment.

(iv) Retirement of Directors

At every annual general meeting of the Company, a minimum of one-third of the directors shall retire by rotation. The directors to retire by rotation shall be those who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number

so retiring is less than the minimum number of directors required to retire, additional directors up to that number shall also retire. The additional directors to retire shall be those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, shall be (unless they otherwise agree) determined by lot. Any director who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting shall also retire.

Subject to the provisions of the articles, at the meeting at which a director retires the Company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

(v) Removal of Directors by special resolution

The Company may by special resolution remove any director before the expiration of his period of office.

(vi) Vacation of office

The office of a director shall be vacated if:

(a) he resigns or offers to resign and the board resolves to accept such offer;

(b) his resignation is requested by all of the other directors and all of the other directors are not less than three in number;

(c) he is or has been suffering from mental ill health or he becomes a patient for the purposes of any statutes relating to mental health and the board resolves that his office be vacated;

(d) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated;

(e) he becomes bankrupt or compounds with his creditors generally;

(f) he is prohibited by law from being a director;

(g) he ceases to be a director by virtue of the Companies Acts; or

(h) he is removed from office pursuant to the Company's articles.

If the office of a director is vacated for any reason, he must cease to be a member of any committee or sub-committee of the board.

(vii) Alternate director

Any director may appoint any person to be his alternate and may at his discretion remove such an alternate director. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to being so approved.

(viii) Proceedings of the board

Subject to the provisions of the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

The board may appoint a director to be the chairman or a deputy chairman and may at any time remove him from that office. Questions arising at any meeting of the board shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present at the meeting and shall be entitled to vote and to be counted in the quorum.

The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in the articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(ix) Remuneration of Directors

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board, but the aggregate of all such fees so paid to the directors shall not exceed £400,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company. Any director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, either in addition to or in lieu of his remuneration as a director. In addition, any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director, may be paid such extra remuneration as the board or any committee authorised by the board may determine. Each director may be paid his reasonable traveling, hotel and incidental expenses of attending and returning from meetings of the board, or committees of the board or of the Company or any other meeting which as a director he is entitled to attend, and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a director. The Company may also fund a director's expenditure on defending proceedings and may do anything to enable a director to avoid incurring such expenditure both as provided in the Companies Acts.

(x) Pensions and gratuities for Directors

The board or any committee authorised by the board may exercise the powers of the Company to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any director or former director or his relations, dependants or persons connected to him, but no benefits (except those provided for by the articles) may be granted to or in respect of a director or former director who has not been employed by or held an executive office or place of profit under the Company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the Company.

(xi) Permitted interests of Directors

Subject to the provisions of the Companies Acts, and provided he has declared the nature of his interest to the board as required by the Companies Acts, a director of the Company is not disqualified by his office from contracting with the Company in any manner, nor is any contract in which he is interested liable to be avoided, and any director who is so interested is not liable to account to the Company or the members for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

A director of the Company may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director and may be paid such extra remuneration for so doing as the board may decide, either in addition to or in lieu of any remuneration provided for by other articles. A director of the Company may also be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested and shall not be liable to account to the Company or the members for any benefit received by him, nor shall any such contract be liable to be avoided.

A director of the Company may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services.

(xii) Indemnity of officers

Subject to the provisions of the Companies Acts, the Company may indemnify any director of the Company or any associated company against any liability and may purchase and maintain for any director of the Company or any associated company, insurance against any liability.

(c) *Restrictions on voting*

No director may vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested save to the extent permitted specifically in the articles.

Except as mentioned below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a director in relation to:

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii) the giving to him of any other indemnity or the funding by the Company of his expenditure on defending proceedings (or the doing by the Company of anything to enable him to avoid incurring such expenditure) where all other directors are being offered indemnities on substantially the same terms or substantially the same arrangements;

(iv) the subscription or purchase by him of shares, debentures or other securities of the Company or of any of the subsidiary undertakings pursuant to any offer or invitation in which the director is or may be entitled to participate as a holder of securities;

(v) the underwriting by him of any shares, debentures or other securities of the Company or any of its subsidiary undertakings;

(vi) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(vii) any contract concerning any other company (not being a company in which the director owns one per cent. or more (as defined in the articles)) in which he is interested directly or indirectly;

(viii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme, or retirement, death or disability benefits scheme or employees' share scheme which relates to both the directors and employees of the Company or any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(ix) any contract for the benefit of employees of the Company or any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

(x) any contract for the purchase or maintenance for any director of insurance against any liability.

Subject to the Companies Acts, the Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(d) *Borrowing powers*

Subject to the Memorandum of Association, the Articles of Association, the Companies Acts and any directions given by the Company by special resolution, the business of the Company will be managed by the board who may exercise all the powers of the Company, whether relating to the management of the business of the Company or not. In particular, the board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of the Company or of any third party. The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group and exclusive of any borrowings

which are subject to a legal right of offset with an equivalent cash deposit and which are accounted for as such under IFRS) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed seven times the aggregate of the amount for the time being paid up on the share capital of the Company and the amount for the time being standing to the credit of the consolidated capital and revenue reserves (including share premium account and profit and loss account but excluding any reserve for future taxation) of the Company and its subsidiaries.

(e) Untraced shareholders

The Company may sell any certificated shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:

(i) the shares have been in issue throughout the qualifying period (as defined in the articles) and at least three cash dividends have become payable on the shares during the qualifying period and no cash dividend payable on the shares has either been claimed or satisfied in the manner specified in the articles at any time during the relevant period (as defined in the articles);

(ii) the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iii) the Company has published two advertisements, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares (or the postal address at which service of notices may be effected under the articles) is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds.

4.3 Transferability of shares

The power to register the transfer of a share which is not a fully paid share shall not be exercised in a manner as to prevent dealings in shares in the Company from taking place on an open and proper basis.

5. Directors

5.1 Save as set out below, the Directors have not held any directorships of any other company (other than companies in the IPF Group and companies which are subsidiaries of companies of which the Directors are directors) or been a partner of any partnership at any time in the five years prior to the date of this document:

Director	Current directorships and partnerships	Previous directorships and partnerships
Christopher Rodrigues	Provident Financial plc Ladbrokes plc	@ Charcol Limited Alan de Maid Limited Alltel Mortgage Solutions Limited Bradford & Bingley plc Bureau Properties Limited Energis plc Express Mortgage Management Limited F.F.M. Limited First Valuers & Surveyors Limited Holden Meehan Authorised Financial Advisers Limited Holden Meehan Consultancy Limited Holden Meehan Limited Lampshire Pass Barton Mortgage Express The Boat Race Company Limited

Director	Current directorships and partnerships	Previous directorships and partnerships
		The Financial Services Authority Tilley & Noad VISA Europe Limited VISA Europe Services Inc.
John Harnett	Provident Financial plc	None
David Broadbent	International Personal Finance Investments Limited PF Financial Services Limited Provident Development (2003) Limited Provident International Financial Services Limited Provident International Holdings Limited Provident International Limited	None
Ray Miles	Provident Financial plc Country Holidays for Inner City Kids Devon Community Foundation Greensong Productions National Maritime Museum Cornwall Trust Southern Cross Healthcare Group plc Stena AB	CP Ships Limited CP Ships Services Inc. CP Ships (UK) Limited Encana (U.K.) Limited National Maritime Museum Nexen Petroleum U.K. Limited Pancanadian North Sea Limited Stelmar Shipping Limited The Chamber of Shipping Limited The West of England Ship Owners Mutual Insurance Association
Charles Gregson	Provident Financial plc Arabian Racing Organisation Limited Garban Limited ICAP plc PA Group Limited Petscreen Limited PR Newswire Europe Limited The Public Catalogue Foundation United Business Media plc Woodcote Grove Estate Limited	Independent Television News Limited London International Exhibition Centre Holdings plc NOP World Limited OIT Limited Satellite Information Services (Holdings) Limited SDN Limited The Web Enterprise Network Limited
Tony Hales	Provident Financial plc British Waterways Mirodas Properties Limited NAAFI Limited Satellite Information Services (Holdings) Limited Workspace Group plc	Aston Villa plc David Halsall International Holdings Limited David Halsall International Limited Reliance Security Group plc
Nick Page	None	Banque Travelex SA Deak International (U.K.) Ltd Express Exchange Limited First Metro Travelex, Inc. Fluency Solutions Limited Moneygram International Limited PT Travelex Indonesia Limited Rodaville (UK) Limited

Director	Current directorships and partnerships	Previous directorships and partnerships
		Thomas Cook Zimbabwe Limited TP Financing 0 Limited TP Financing 1 Limited TP Financing 2 Limited TP Financing 3 Limited TP Financing 4 Limited Travelex Agency Services Limited Travelex America Inc. Travelex Australia Holding Pty Ltd Travelex China Travel Services Limited Travelex.com Limited Travelex Currency Exchange Limited Travelex Currency Services Limited Travelex Developments Limited Travelex Europe Limited Travellers Exchange Corporation Limited Travelex Finance Limited Travelex Financial Services Limited Travelex Foreign Coin Services Limited Travelex Foreign Money Limited Travelex France Holdings Limited Travelex France Limited Travelex Global and Financial Services Limited Travelex Group Investments Limited Travelex Group Limited Travelex Holding (HK) Limited Travelex Holding (S) Limited Travelex Holdings Limited Travelex Hong Kong Limited Travelex International Group Services Limited Travelex International Limited Travelex Limited (Australia) Travelex Limited (UK) Travelex Money Transfer Limited Travelex Singapore Limited Travelex TC Acquisitions (Canada) Limited Travelex TC Acquisitions (UK) Limited Travelex TC Acquisitions (U.S.) Limited Travelex Travel Money Services Limited

5.2 There are no family relationships between any of the Directors and, save as set out in paragraphs 5.3 and 5.4 of this Part X, during the five years immediately prior to the date of this document, none of the Directors have:

(i) been convicted in relation to a fraudulent offence;

(ii) been associated with any bankruptcies, receiverships or liquidations whilst acting in their capacity as a member of an administrative, management or supervisory body of a company, a partner with unlimited liability, a founder or a member of senior management of a company; or

(iii) received an official public incrimination and/or sanction by a statutory or regulatory authority (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of affairs of any issuer.

5.3 Whilst chairman of CP Ships Limited (**"CP Ships"**), a company then listed on the New York and Toronto Stock Exchanges, Mr. Miles and two other directors received a written warning from the Ontario Securities Commission (the **"OSC"**) in July 2005 in relation to trading in the shares of CP Ships during May and June 2004. Following an investigation, the OSC concluded that the trades were executed at a time when Mr. Miles and the other directors knew that CP Ships' financial results for the second quarter of 2004 were expected, based upon internal forecasts, to be materially below publicly disclosed estimates. In the OSC's opinion, this constituted an undisclosed material fact and formed the basis for its warning.

However, the OSC refrained from imposing further sanctions, citing amongst other things the fact that Mr. Miles had articulated his intention to sell shares well in advance and the sale was part of a programme for Mr. Miles to reduce his shareholding from the minimum levels required by the Board as CEO to a lower level required as non-executive chairman. He had also followed internal trading rules, had obtained the necessary consents and the company sold the shares itself and deducted income tax. Mr Miles agreed for the gain on the sale of the shares to be paid to a charity of the OSC's choice.

The Board has considered this matter and, having noted the mitigating factors identified by the OSC, is of the view that the warning has no material bearing on Mr. Miles' fitness to be a Director.

5.4 Mr. Rodrigues was a non-executive director of Energis plc when it was placed into administration on 16 July 2002. The statement of affairs made by a director of Energis plc as at 16 July 2002 reported an estimated deficiency as regards creditors of £811,595,000.

6. Directors' and other interests

6.1 As at 22 June 2007 (being the latest practicable date prior to the publication of this document), the interests of each Director, their immediate families and related trusts and insofar as is known to them or could with reasonable diligence be ascertained by them, persons connected (within the meaning of section 346 of the Companies Act 1985) with the Directors (all of which, unless otherwise stated, are beneficial) in the share capital of International Personal Finance, including interests arising pursuant to any transaction notified to the Company pursuant to rule 3.1.2 of the Disclosure and Transparency Rules, are as follows:

Director	No. of IPF Shares as at 22 June 2007	No. of IPF Shares immediately following Admission
Christopher Rodrigues	—	—
John Harnett	10	28,071
David Broadbent	—	—
Ray Miles	—	9,000(1)
Charles Gregson	—	1,837(2)
Tony Hales	—	5,000
Nick Page	—	—

(1) Registered in the name of Capita IRG Trustees Limited

(2) Registered in the name of Lloyds Bank (PEP Nominees) Limited

6.2 As at 22 June 2007 (the latest practicable date prior to the publication of this document), none of the Directors hold options over IPF Shares. Options over IPF Shares will be granted pursuant to the IPF Share Incentive Plans in favour of certain of the Directors, and other executives following Admission.

6.3 Save as disclosed in this paragraph 6, no Director nor their immediate families has any interests (beneficial or non-beneficial) in the share capital of the Company.

6.4 There are no potential conflicts of interests between any of the Directors' duties to the Company and their private interests and/or other duties.

7. Major shareholders

7.1 In so far as is known to the Company, the following persons will, directly or indirectly, be interested in three per cent. or more of the issued share capital of the Company immediately following the Demerger and Admission:

Shareholders	No. of IPF Shares based on number of PF Shares as at 19 June 2007	% of issued share capital based on number of PF Shares as at 19 June 2007
Schroder Investment Management Limited	22,341,498	8.69
Capital Group International, Inc.	20,825,631	8.10
Prudential plc and its subsidiaries	19,549,987	7.60
Fidelity International Limited	12,288,126	4.78
Marathon Asset Management LLP	11,145,014	4.34
Barclays PLC	10,812,789	4.20
Legal & General Group plc/Legal & General Investment Management	10,430,675	4.05
Jupiter Asset Management Limited	9,627,767	3.74
Standard Life Investments Limited	8,268,403	3.21

7.2 As at 22 June 2007 (the latest practicable date prior to the publication of this document) and immediately after Admission, the Company is not aware of any persons who, directly or indirectly, jointly or severally, will exercise or could exercise control over the Company.

7.3 None of the major shareholders will have different voting rights.

8. Directors' service agreements, terms of appointment and remuneration

8.1 Executive directors' service agreements

Christopher Rodrigues is the Chairman of IHC. He has a letter of appointment with the Company dated 19 June 2007 which provides for a basic salary of £385,000 per annum, plus a pensions allowance of £115,000 per annum.

The executive directors have service contracts with the Company on the following terms:

(a) John Harnett entered into a service contract dated 19 June 2007. His current basic salary is £357,000 per annum;

(b) David Broadbent entered into a service contract dated 21 June. His current basic salary is £200,000 per annum.

Each of these service contracts is conditional upon Admission and terminable upon one year's notice from the relevant director or the Company. There are no provisions for compensation payable upon early termination of any of the service contracts.

8.2 Non-executive directors' terms of appointment

The non-executive directors have letters of appointment with the Company on the following terms:

- Tony Hales was appointed as a non-executive director on 19 June 2007. He is entitled to an annual fee of £45,000;
- Ray Miles was appointed as a non-executive director on 19 June 2007. As Deputy Chairman and senior non-executive director, he is entitled to an annual fee of £120,000;
- Charles Gregson was appointed as a non-executive director on 19 June 2007. He is entitled to an annual fee of £45,000; and

- Nick Page was appointed as a non-executive director on 19 June 2007. He is entitled to an annual fee of £45,000, plus an additional annual fee of £15,000 for so long as he chairs the Audit and Risk Committee.

Each of the non-executive directors has been appointed for an initial period of three years, subject to re-election by shareholders. Each of these letters of appointment is conditional upon Admission.

8.3 Remuneration

A summary of the amount of remuneration paid to the Directors (including any contingent or deferred compensation) and benefits in kind granted for the financial year ending 31 December 2006 by Provident Financial is set out in the table below. The Directors are categorised in their positions as at 31 December 2006 for these purposes. Christopher Rodrigues and Nick Page are not included because they were appointed after 31 December 2006.

	Notes	Salary/fees	Bonus	Benefits in kind	Total year ended 31 December 2006
Directors		£'000	£'000	£'000	£'000
John Harnett	(1)	340	306	40	686
David Broadbent	(2)	116	54	8	178
Ray Miles		40	—	—	40
Charles Gregson		40	—	—	40
Tony Hales	(3)	10	—	—	10

(1) As Managing Director of IHC.

(2) As Divisional Finance Director of IHC.

(3) Tony Hales was appointed as a non-executive director of Provident Financial on 14 October 2006.

9. IPF Share Incentive Plans

9.1 The International Personal Finance plc Incentive Plan (the "Incentive Plan")

(a) General

The Incentive Plan will enable selected executive directors and employees of the Company and its subsidiaries to be granted awards ("**Awards**") in respect of ordinary shares in the capital of the Company.

The operation of the Incentive Plan will be overseen by the remuneration committee of the Board (the "**Remuneration Committee**"), which consists entirely of non-executive directors.

Awards under the Incentive Plan will be granted to the senior executive team within the IPF Group (broadly the top 15 or so individuals) and will provide a one-off incentive to participating senior executives in the period following the Demerger. If an absolute total shareholder return ("**TSR**") growth target is achieved over a 3 year performance period and employment conditions are met, Awards under the Incentive Plan will enable participants to share in up to 3 per cent. of the total growth in value delivered to shareholders (calculated using the same TSR measure) over that period. All benefits under the Incentive Plan will be delivered in IPF Shares, with 50 per cent. of any benefits earned delivered shortly after the end of the performance period and (to aid retention of participants) delivery of the further 50 per cent. deferred for a further 12 months.

Awards under the Incentive Plan may be satisfied by new shares issued at par, shares purchased in the market by an employees' trust or by the transfer of treasury shares.

Awards granted under the Incentive Plan are not transferable (except on death). Benefits under the Incentive Plan are not pensionable benefits.

(b) Eligibility

Under the Incentive Plan all employees of the IPF Group (including the executive chairman and the executive directors of the Company) are eligible to participate at the discretion of the Remuneration Committee.

(c) Grant of Awards

The Incentive Plan is intended to operate as a one-off incentive for participants.

Initial Awards will be granted in the period of six weeks beginning with the date of Admission of IPF Shares.

Additionally, Awards may also be granted:-

- within six weeks of a person commencing employment with the IPF Group;
- within six weeks of the announcement by the Company of its results for any period; or
- exceptionally, and subject to the Model Code and other relevant restrictions on dealings with shares, on any other day on which the Remuneration Committee determines that exceptional circumstances exist.

If regulatory or statutory restrictions prevent Awards from being granted in these periods, the Awards may be made after the removal of all such restrictions.

No payment will be required for the grant of an Award.

(d) Individual Allocations

Provided the applicable performance conditions are achieved (see below), initial Awards will make available to all participants in these Awards a pool of earned shareholder value (**"Earned Value Pool"**) equivalent to up to 3 per cent. of the total return to shareholders in the Company in the period of 3 years from the Demerger. For this purpose, the total return to shareholders will be calculated as the absolute TSR growth of the total issued share capital of the Company at the time of the Demerger expressed as a monetary amount.

The 3 per cent. of total return to shareholders that participants can receive in aggregate under the Incentive Plan, if the performance conditions are achieved, is intended to be a market-competitive incentive and reward for creating value for shareholders but at the same time is intended not to dilute significantly overall returns to shareholders.

Initial allocations within the 3 per cent. Earned Value Pool have been determined as follows (expressed as a percentage of the total return to shareholders) and the grants are expected to be given effect shortly after Admission of IPF Shares:

Chairman 0.8 per cent.

Chief Operating Officer 0.6 per cent.

Chief Finance Officer 0.4 per cent.

The remaining 1.2 per cent. within the Earned Value Pool will be allocated between country and functional heads, with no individual receiving an allocation of more than 0.1 per cent.

The Remuneration Committee has been advised that in order for the long-term incentive arrangements for the senior executive team to be market-competitive, approximately 1.8 per cent. of the incremental value needs to be allocated to the three executive directors.

In addition, to facilitate new hires or retention of key existing staff, the Remuneration Committee has a discretion to increase the Earned Value Pool by up to a further 0.5 per cent. of the total return to shareholders over the period. The Remuneration Committee may also re-allocate to new joiners the value attributable to participants who have left and whose Awards have lapsed.

(e) Dilution Limit

Awards may be granted over unissued or existing IPF Shares. No Award may be granted under the Incentive Plan if it would cause the number of new shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any of the Company's share plans to exceed 10 per cent. of the Company's issued ordinary share capital at the proposed date of grant. Additionally, a limit of 5 per cent. of the Company's issued ordinary share capital applies to awards and options granted under the Company's executive share plans in the same 10 year period.

If Awards are to be satisfied by a transfer of existing shares, the percentage limits stated above will not apply. The Company intends to comply with the guidelines of the Association of British Insurers, as amended from time to time, regarding the inclusion of awards or options satisfied by the transfer of treasury shares when calculating these limits.

(f) Vesting of Awards and Performance Conditions

All Awards granted under the Incentive Plan will not normally vest for a minimum period of at least 3 years and will vest only if performance conditions (**"Performance Conditions"**) relating to growth in the company's TSR have been met. The measurement period (**"Performance Period"**) for the Performance Conditions is a fixed period of 3 years from the date of the Demerger. There will be no re-testing of the Performance Conditions.

For Incentive Plan Awards, if TSR growth of 30 per cent. is achieved over the Performance Period, this will normally enable Awards to vest and participants' individual percentages of the Earned Value Pool to be distributed. However, as an additional underpin, the Remuneration Committee must be satisfied that the recorded TSR is a genuine reflection of the Company's underlying performance.

The Performance Conditions are intended to align the interests of management with those of shareholders. The 30 per cent. TSR hurdle (equivalent to a compound annual rate of return of 9.1 per cent.) that must be achieved before Awards vest is both in excess of the IHC management's estimate of IHC's cost of capital and a recognition that shareholders should have benefited from a satisfactory rate of return before participants are rewarded.

For the Performance Conditions, the Company's base share price from which TSR growth is measured will be averaged over the period of one month from the date of Admission of IPF Shares, and the Company's closing TSR will (as is normal) be averaged over the period of the final 3 months of the Performance Period.

The Remuneration Committee may vary the Performance Conditions if an event occurs which causes the Remuneration Committee reasonably to consider that it would be appropriate to amend the Performance Conditions, provided that the Remuneration Committee considers the varied conditions fair and reasonable and not materially less challenging than the original Performance Condition would have been but for the event in question.

If the Performance Conditions are achieved, the Earned Value Pool will be determined. 50% of an individual participant's allocation will then be delivered (subject to Model Code restrictions) in the form of IPF Shares with a value equivalent to the 50 per cent. proportion of the participant's allocation. The remaining 50 per cent. of an individual participant's allocation will be delivered in the form of the same number of IPF Shares after a further 12 months, provided that the individual has remained employed with the Group until these further IPF Shares are transferred.

(g) Cessation of Employment

If a participant leaves the Group, his or her unvested Awards will normally lapse. However, if the reason for a participant leaving is death, injury, disability, sale of a participant's employing business or company or any other circumstances at the Remuneration Committee's discretion, then the Remuneration Committee will normally permit a time pro-rated proportion of the Award (determined having regard to that part of the Performance Period which has then elapsed) to be retained and to vest, if at all, at the end of the original period for vesting if the Performance Conditions are achieved.

If the Remuneration Committee considers it appropriate, it may permit additional vesting in the circumstances of cessation of employment by varying the application of time-apportionment to the Award.

(h) Takeover, Reconstruction etc

In the event of a takeover of the Company, unvested Awards can vest subject to the application of the Performance Conditions until the time of the takeover. If the takeover occurs within 12 months of the date of grant of Awards, the levels of Awards so vesting will be reduced on a time pro-rated basis.

Additionally, in the event of a scheme of arrangement (not being an internal corporate reorganisation), a winding-up of the Company or (at the discretion of the Remuneration Committee) a demerger, the Remuneration Committee may determine that any unvested Awards may vest, calculated on the same

basis as for a takeover of the Company. On an internal reorganisation, replacement Awards would normally be offered.

If the Remuneration Committee considers it appropriate, it may permit additional vesting by varying the application of time apportionment to the Award in the circumstances of a takeover or other corporate event.

(i) Rights attaching to Shares

IPF Shares allotted or transferred under the Incentive Plan will rank alongside shares of the same class then in issue. The Company will apply to the UK Listing Authority for the listing of any newly issued shares.

(j) Amendments

The Remuneration Committee may amend the Incentive Plan. However, the provisions governing eligibility requirements, equity dilution, individual award levels, the basis for determining participants' rights to acquire IPF Shares and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of participants without the prior approval of the Company's shareholders in general meeting. There is an exception for minor amendments to benefit the administration of the Incentive Plan, to take account of a change in legislation or developments in the law affecting the Incentive Plan or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Incentive Plan or for any member of the Group. In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

9.2 The International Personal Finance plc Performance Share Plan (the "PSP")

(a) General

The operation of the PSP will be overseen by the Remuneration Committee.

Awards granted under the PSP (**"PSP Awards"**) will be made to a group of key senior managers who do not participate in the Incentive Plan. It is anticipated that around 50 individuals will participate in the PSP initially.

PSP Awards will be standard awards of performance shares that will vest after a 3 year performance period with vesting determined by a range of TSR growth targets and by employment conditions.

PSP Awards may be satisfied by new shares issued at par, shares purchased in the market by an employees' trust or by the transfer of treasury shares. PSP Awards may be in the form of options to acquire IPF Shares for nil cost, or contingent allocations where IPF Shares are received on vesting.

PSP Awards are not transferable (except on death). Benefits under the PSP are not pensionable benefits.

(b) Eligibility

Under the PSP all employees of the IPF Group (including the executive chairman and executive directors of the Company) are eligible to participate at the discretion of the Remuneration Committee. However, participants in the Incentive Plan will not participate in initial PSP Awards made following the Demerger.

(c) Grant of Awards

Initial PSP Awards will be granted in the period of six weeks beginning with the date of Admission of IPF Shares.

Additionally, PSP Awards may also be granted:-

- within six weeks of a person commencing employment with the Group;
- within six weeks of the announcement by the Company of its results for any period; or
- exceptionally, and subject to the Model Code and other relevant restrictions on dealings with shares, on any other day on which the Remuneration Committee determines that exceptional circumstances exist.

If regulatory or statutory restrictions prevent PSP Awards from being granted in these periods, the Awards may be made after the removal of all such restrictions.

No PSP Awards may be granted after 16 July 2017.

No payment will be required for the grant of a PSP Award.

(d) ***Individual Limits — PSP Awards***

The maximum value of IPF Shares over which PSP Awards may be made in any year will not exceed 150 per cent. of an individual's base salary.

Initial PSP Awards will be made at two levels, either as IPF Shares worth 150 per cent. of base salary or IPF Shares worth 75 per cent. of base salary.

(e) ***Dilution Limit***

PSP Awards may be granted over unissued or existing shares. No PSP Awards may be granted under the PSP if it would cause the number of new shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any of the Company's share plans to exceed 10 per cent. of the Company's issued ordinary share capital at the proposed date of grant. Additionally, a limit of 5 per cent. of the Company's issued ordinary share capital applies to awards and options granted under the Company's executive share plans in the same 10 year period.

If PSP Awards are to be satisfied by a transfer of existing shares, the percentage limits stated above will not apply. The Company intends to comply with the guidelines of the Association of British Insurers, as amended from time to time, regarding the inclusion of awards or options satisfied by the transfer of treasury shares when calculating these limits.

(f) ***Vesting of Awards and Performance Conditions***

All PSP Awards will not normally vest for a minimum period of at least 3 years and will only vest if Performance Conditions relating to growth in the Company's TSR have been met. The Performance Period for the initial PSP Awards will be the same period as for initial Awards under the Incentive Plan and TSR will be calculated on the same basis as for the Incentive Plan. There will be no re-testing of the Performance Conditions.

The Performance Conditions that will apply to initial PSP Awards are as follows:-

TSR growth over Performance Period	% of PSP Award that vests
Less than 30% growth	Nil
30% growth..........................	50%
Between 30% growth and 60% growth....	Between 50% and 100% on a straight-line basis
60% growth or more	100%

As an additional underpin, the Remuneration Committee must be satisfied that the recorded TSR is a genuine reflection of the Company's underlying performance.

The Remuneration Committee may vary the Performance Conditions if an event occurs which causes the Remuneration Committee reasonably to consider that it would be appropriate to amend the Performance Conditions, provided that the Remuneration Committee considers the varied conditions fair and reasonable and not materially less challenging than the original Performance Condition would have been but for the event in question.

For alignment with the Incentive Plan, 50 per cent. of vested PSP Awards will be released after the end of the Performance Period, with the further 50 per cent. deferred for an additional 12 months. Dividends earned in the additional deferral period will be credited to participants.

(g) ***Cessation of Employment***

If a participant leaves the Group, his or her unvested Awards will normally lapse. However, if the reason for a participant leaving is death, injury, disability, a sale of a participant's employing business or company or any other circumstances at the Remuneration Committee's discretion, then the

Remuneration Committee will normally permit a time pro-rated proportion of the PSP Award (determined having regard to that portion of the Performance Period that has then elapsed) to be retained and to vest, if at all, at the end of the original period for vesting after application of the Performance Conditions.

If the Remuneration Committee considers it appropriate, it may permit additional vesting in the circumstances of cessation of employment by varying the application of time-apportionment to the PSP Award.

(h) ***Takeover, Reconstruction etc***

In the event of a takeover of the Company, unvested PSP Awards can vest subject to the application of the Performance Conditions until the time of the takeover. If the takeover occurs within 12 months of the date of grant of PSP Awards, the levels of PSP Awards so vesting will be reduced on a time pro-rata basis.

Additionally, in the event of a scheme of arrangement (not being an internal corporate reorganisation), a winding-up of the Company or (at the discretion of the Remuneration Committee) a demerger, the Remuneration Committee may determine that a proportion of any unvested PSP Awards may vest, calculated on the same basis as for a takeover of the Company. On an internal re-organisation, replacement PSP Awards would normally be offered.

If the Remuneration Committee considers it appropriate, it may permit additional vesting by varying the application of time apportionment to the PSP Award in the circumstances of a takeover or other corporate event.

(i) ***Adjustment of Awards***

If there is a rights or capitalisation issue, sub-division, consolidation, reduction or other variation of the Company's ordinary share capital, or the implementation by the Company of a demerger or payment of a special dividend which would otherwise materially affect the value of a PSP Award, the Remuneration Committee may adjust the number of IPF Shares subject to PSP Awards.

(j) ***Rights attaching to Shares***

IPF Shares allotted or transferred under the PSP will rank alongside shares of the same class then in issue. The Company will apply to the UK Listing Authority for the listing of any newly issued shares.

(k) ***Amendments***

The Remuneration Committee may amend the PSP. However, the provisions governing eligibility requirements, equity dilution, individual award levels, the basis for determining participants' rights to acquire IPF Shares and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of participants without the prior approval of the Company's shareholders in general meeting. There is an exception for minor amendments to benefit the administration of the PSP, to take account of a change in legislation or developments in the law affecting the PSP or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the PSP or for any member of the Group. In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

9.3 The International Personal Finance plc Exchange Share Scheme 2007 (the "ESS")

(a) ***Administration of the ESS***

The ESS will be administered by the Remuneration Committee. All the members of the Remuneration Committee are non-executive directors and are not eligible to participate in the ESS.

(b) ***Eligibility***

Participants in the ESS will be limited to the executive directors of the Company and other senior managers of the Company and its subsidiaries who held options under the Provident Financial Executive Share Option Scheme 2006 which lapse and awards under the Provident Financial Long

Term Incentive Scheme 2006 (the **"2006 Schemes"**) which are being cancelled in return for the grant of new equivalent awards under the ESS.

(c) ***Awards***

Awards will be in the form of contingent rights to acquire for nil consideration IPF Shares (**"ESS Awards"**). ESS Awards will be personal to the participant and his personal representative and may not be transferred. No payment will be required for the grant of an ESS Award. The maximum annual value of an ESS Award will not exceed the value of the participant's existing awards and options under the 2006 Schemes. An ESS Award will be subject only to continued employment.

(d) ***Value of Awards***

For the purposes of calculating the value of existing awards and options granted under the 2006 Schemes the Remuneration Committee will take independent advice. The existing awards and options will be valued as at 30 June 2007.

(e) ***Employee trust***

ESS Awards will be satisfied by the transfer of shares to participants by the trustee of an employee benefit trust.

(f) ***Release of Shares***

ESS Awards will vest when the corresponding original award made under the 2006 Schemes would in the normal course of events have first vested or become exercisable, being no earlier than the third anniversary of the original award's date of grant.

If a participant ceases to be employed before that date his ESS Award will lapse, unless he ceases to be employed by reason of death or for a permitted reason. A permitted reason includes ill-health, injury, disability, redundancy, retirement, the sale of the company or business in which he works outside the group or such other reason as the Remuneration Committee may determine.

If the termination of employment is for a permitted reason, then only a proportion of the ESS Award (calculated on a time apportioned basis) will vest on the normal date for vesting, unless the Remuneration Committee determines otherwise. If a participant ceases to be employed by reason of death then his ESS Award will vest on a time apportioned basis (and the performance conditions will not apply).

In the event of a change of control, a voluntary liquidation of the company or a scheme of arrangement involving the Company, then unless and to the extent that the Remuneration Committee decides otherwise, the participant will be entitled to a proportion of the shares under each ESS Award (calculated on a time apportioned basis).

(g) ***Shares***

The same limits that apply under the Incentive Plan described at 9.1 above to the issue of new Shares will also apply to the issue of Shares in connection with any ESS Awards, including the issue of new Shares to an employees' share trust.

(h) ***Variation of Capital***

In the event of any variation in the share capital of the Company (including a capitalisation, rights issue or consolidation or reduction) the number of IPF Shares subject to any ESS Award may be adjusted by the Remuneration Committee in such manner as they determine to be appropriate, being in their opinion fair and reasonable.

(i) ***Benefits non-pensionable***

Benefits under the ESS will not form part of a participant's remuneration for pension purposes.

(j) ***Amendments***

The rules of the ESS may be amended by the Remuneration Committee. The Remuneration Committee may make such amendments to the ESS and to any ESS Award as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants

or for any company in the group or to ease the administration of the ESS. No amendment which is to the advantage of participants may be made without the prior approval of the Company in general meeting. No amendment will prejudice the subsisting rights of any participants under the ESS except with the prior consent of each participant so affected.

(k) Duration

No ESS Awards may be granted after 31 December 2007.

9.4 The International Personal Finance plc Employee Savings-Related Share Option Scheme (the "Scheme")

(a) Administration

The Scheme will be operated and administered by the Board of the Company.

(b) Eligibility

All U.K. resident employees (including executive directors working 25 hours or more per week) who have six months (or such other period as the Board determines not exceeding 5 years) or more of continuous service with the company, or any subsidiary nominated to join in the Scheme, will be eligible to participate in any invitation. The Board has the discretion to reduce or eliminate the period of qualifying service and/or to invite other employees of the group to participate.

(c) Options

Options will entitle the holder to acquire IPF Shares. Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

(d) Timing

Invitations to participate may be issued in the case of the first invitation within 42 days following approval of the Scheme by HMRC. Thereafter invitations may normally only be issued in the period of 42 days following prescribed circumstances including the date of any Annual General Meeting of the Company and the announcement by the Company of its annual or interim results.

(e) Exercise price

The exercise price may not be less than an amount equal to 80 per cent. of the market value of an IPF Share, determined in accordance with the Taxation of Chargeable Gains Act 1992, for such dealing day as the Board may select in the thirty day period immediately preceding the date of grant.

(f) Individual limit

Each eligible employee will be given the opportunity to apply for an option, the total exercise price of which does not exceed the aggregate monthly contributions and bonus repayable under the Save-as-You-Earn (**"SAYE"**) contract to be entered into as a condition of the grant of the option. The aggregate maximum monthly contribution payable by an employee under all SAYE contracts linked to the Scheme or otherwise may not exceed such sum as may from time to time be permitted by the Income Tax (Earnings and Pensions) Act 2003 and approved by the directors.

(g) Scheme limits

On any date, the aggregate nominal amount of new IPF Shares in respect of which options may be granted may not, when added to the nominal amount of any new IPF Shares allocated in the previous 10 years under all employee share schemes of the IPF Group, exceed 10 per cent. of the aggregate nominal amount of the equity share capital of the Company.

For these purposes, IPF Shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of IPF Shares which are acquired by purchase rather than by subscription except where such IPF Shares were first issued to an employee trust for the purpose of satisfying a participant's rights. No account is taken of IPF Shares which an employee purchases at market value using his own funds.

No options will be granted after 16 July 2017.

(h) *Exercise of options*

Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date. The bonus date is the date on which the bonus under the related SAYE contract is payable. In normal circumstances this will be the third, fifth or seventh anniversary of the starting date of the SAYE contract and will depend upon the election made by the participant at the time of grant.

A participant may also exercise his options within six months of reaching age 60 or his contractual retirement date.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then paid under the related SAYE contract and any interest or bonus payable under the contract.

(i) *Termination of employment*

If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date. If a participant ceases to be employed within the IPF Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement at 60 or normal retirement age, the sale outside the group of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, any other reason except gross misconduct on his part. If a participant ceases to be employed for any other reason, his option will lapse.

(j) *Change of control*

The exercise of options will also be permitted in the event of a change in control, a reorganisation, an amalgamation or a voluntary winding up of the company. In the event of a change in control of the company, participants may surrender their options in return for substitute options over shares in the acquiring company.

(k) *Listing*

Application will be made for admission to the Official List of new shares issued under the Scheme and for permission to trade in those IPF Shares. IPF Shares issued on the exercise of options will rank equally in all respects with existing IPF Shares except for rights attaching to IPF Shares by reference to a record date prior to the date of allotment. The company will at all times keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe for IPF Shares.

(l) *Variation of Capital*

If there is a variation in the share capital of the company, the Board may adjust options in such manner as it determines to be appropriate.

(m) *Benefits non-pensionable*

Benefits under the Scheme will not form part of a participant's remuneration for pension purposes.

(n) *Amendments*

The Board may make such amendments to the Scheme either as are necessary or desirable to obtain or retain the approval of the Board of HMRC under the Income Tax (Earnings and Pensions) Act 2003 or to take account of changes to that Act or other applicable legislation. The Board may also make such amendments to the Scheme and to any option as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the group.

Except as described above or for amendments designed to ease the administration of the Scheme, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or Scheme limits, the terms of options or the adjustment of options without the prior approval of the company in general meeting.

9.5 The International Personal Finance plc International Employee Savings-Related Share Option Scheme (the "International Scheme")

In addition, the Company will operate an international scheme whose terms will be substantially the same as the International Personal Finance plc Employee Savings-Related Share Option Scheme summarised above to allow employees in Hungary, Slovakia, the Czech Republic, Romania, Mexico and Poland to make regular monthly savings subject to equivalent limits and use the proceeds of such savings to acquire shares in the Company. The rules of the International Scheme are substantially the same as those of the Scheme. The rules of the International Scheme do, however, provide greater flexibility in the operation of the SAYE contract to allow for different legal, tax and regulatory requirements outside the United Kingdom, including local administration of savings contracts.

Participation in the International Scheme is subject to the same Individual limits on contributions as apply to the Scheme. Options granted under the International Scheme count towards the limits on the total number of options that may be granted under the Scheme as described above.

The International Scheme will not be approved by HMRC. Changes to the rules of the International Scheme or adjustments to options granted under the International Scheme would not therefore require HMRC consent. However, in some countries, securities or tax clearances will be required and any changes or adjustments to options may require further clearances.

9.6 IPF Employees' Share Trusts

The Company intends to operate the IPF Share Incentive Plans in conjunction with employees' share trusts. These will be standard employees' share trusts and may be established with either a UK based trustee or with a trustee that is an independent provider of trustee services based in an offshore jurisdiction. The class of beneficiaries of the employees' share trusts will be restricted to employees and former employees of the IPF Group (and their dependants) and, as a residual beneficiary, any charity. Up to 5% of the issued share capital of the Company may be held at any time in the Company's employees' share trusts taken together. Details of shares held in the Company's employees' share trusts will be given in the Company's annual report and accounts.

10. Pensions

The aggregate amount set aside by IHC to provide pension, retirement or similar benefits in relation to Directors in the last financial year ended 31 December 2006 was £nil.

11. Subsidiary undertakings

Once the Demerger becomes effective, International Personal Finance will be the principal holding company of the IPF Group. The principal subsidiaries and subsidiary undertakings of International Personal Finance will be as follows:

Name	Registered office/ principal place of business	Class of shares	Proportion of share capital held (%)	Nature of business
Provident International Holdings Limited	Number Three, Leeds City Office Park, Leeds LS11 5BD	Ordinary	100	Holding company
International Personal Finance Investments Limited	Number Three, Leeds City Office Park, Leeds LS11 5BD	Ordinary	100	Holding company
Provident International Limited	Number Three, Leeds City Office Park, Leeds LS11 5BD	Ordinary	100	Company providing services
Provident Polska S.A.	Al Jerozolimiskie 92, 00-807 Warsaw, Poland	Ordinary	100	Home credit
Provident Financial s.r.o.	11th Floor, Raiffeisenbank Building, Olbrachtova Street 9, 140 00 Prague 4, Czech Republic	Ordinary	100	Home credit
Provident Financial s.r.o.	Grösslingova 7, 811 09 Bratislava 1 Slovakia	Ordinary	100	Home credit
Provident Financial Z Rt.	Atrinova Office Building, 4th Floor, Bajcsy Zsilinszky út 42-46, 1054 Budapest, Hungary	Ordinary	100	Home credit
Provident Financial Romania I.F.N.S.A.	133 Serbanvoda Street, 4th District, 040 205 Bucharest, Romania	Ordinary	100	Home credit
Provident Mexico S.A. de C.V.	Grupo Alpet, Avenida Hermanos Serdan No. 786, City of Puebla, Puebla CP 721 00, Mexico	Ordinary	100	Home credit

All subsidiaries listed above are wholly consolidated in the financial information contained in the Accountants' Reports in Part VII of this document.

12. Significant changes

12.1 There has been no significant change in the financial or trading position of IHC since 31 December 2006, being the date to which the last audited financial information has been published (see Section D of Part VII (Financial Information) of this document).

12.2 There has been no significant change in the financial or trading position of IPF since 31 May 2007, being the date to which the last audited financial information has been published (see Section B of Part VII (Financial Information) of this document).

13. Principal and future investments

IHC entered the Mexican market in 2003 and following a successful pilot operation commenced a roll-out in the Puebla region in 2005. In 2006 a second region, Guadalajara, was opened. In the period between market entry and 31 December 2006 pre-tax start up losses of £9.7 million were incurred in developing the business. In 2006 a pilot operation commenced in Romania and a decision to progress to national roll-out was taken in May 2007. Pre-tax start up losses of £2.4 million were incurred in the year to 31 December 2006.

The Company plans to take its home credit service into suitable new emerging markets in the coming years. Subject to satisfactory completion of due diligence, a pilot operation is planned to commence in Russia in the final quarter of 2007 with a market test in India beginning in 2008. Further new markets will follow and research on Ukraine and Brazil is underway. As at the date of this document the Company has made no firm commitments to make any new principal investments.

14. Principal establishments

The following are the principal establishments which will be owned or leased by the Group following completion of the Demerger:

Location	Tenure	Address	Term	Principal Use	Approximate area (sq ft) ('000)
Leeds, UK	Leasehold	Number Three, Leeds City Office Park, Meadow Lane, Leeds LS11 5BD	Lease expires on 23 October 2021	Group head office	38
Warsaw, Poland	Leasehold	Al Jerozolimiskie 92, 00-807 Warsaw, Poland	Lease expires on 14 May 2008	Provident Polska head office	48
Prague, Czech Republic	Leasehold	11th Floor, Raiffeisenbank Building, Olbrachtova Street 9, 140 00 Prague 4, Czech Republic	Lease expires on 31 March 2009	Provident Financial s.r.o. head office	22
Bratislava, Slovakia	Leasehold	Grösslingova 7, 811 09 Bratislava, Slovakia	Indefinite	Provident Financial s.r.o. head office	10
Budapest, Hungary	Leasehold	Atrinova Office Building, 4th Floor, Bajcsy Zsilinszky út 42-46, 1054 Budapest, Hungary	Lease expires on 31 May 2009	Provident Financial ZRt. head office	28
Bucharest, Romania	Leasehold	133 Serbanvoda Street, 4th District, 040 205 Bucharest, Romania	Lease expires on 31 December 2010	Provident Financial Romania I.F.N.S.A. head office	7
City of Puebla, Mexico	Leasehold	Grupo Alpet, Avenida Hermanos Serdan, No. 786, City of Puebla, Puebla CP 721 00, Mexico	Lease expires on 31 July 2010	Provident Mexico S.A. de C.V. head office	20

Including the principal establishments listed above, the IPF Group occupies a leased office in the City of Leon, Mexico, a small leased office in each of Russia and Thailand and 178 branches, 424 interview rooms and 43 pay-in rooms, spread across 6 countries in central and eastern Europe and Mexico.

15. Intellectual property

IHC will be dependent on its continued use of 'Focus' business management and branch accounting software which is subject of a licence between Provident Financial Management Services Limited (a subsidiary of Provident Financial) and Provident International Limited, a company that will, upon Demerger, become a subsidiary of IPF. A summary of this licence is set out at paragraph 19.6 of this Part X (Additional Information).

16. UK taxation

The following comments summarise certain United Kingdom taxation consequences of the Demerger and Reduction of Capital and the ownership and disposition of IPF Shares. They are based on current United Kingdom law and HM Revenue and Customs (**"HMRC"**) practice as at the date of this document. They are intended only as a general guide and apply only to IPF Shareholders who are resident or, in the case of individuals, ordinarily resident only in the United Kingdom for United Kingdom tax purposes at all relevant times (except insofar as express reference is made to the treatment of non-United Kingdom residents), who are the absolute beneficial owners of their IPF Shares and who hold their IPF Shares as an investment. The following comments may not apply to certain classes of persons such as dealers, collective investment schemes and persons who are regarded as having acquired their IPF Shares (or, where appropriate, the PF Shares from which they are derived) by reason of their employment. IPF Shareholders who are in any doubt about their tax position or who may be subject to tax in any jurisdiction other than the United Kingdom should consult their own independent professional advisers without delay.

16.1 Taxation of chargeable gains

(i) Demerger

No PF Shareholder should be treated as having made a disposal or part disposal of his PF Shares for the purposes of United Kingdom taxation of chargeable gains as a result of the implementation of the Demerger. The IPF Shares issued to each PF Shareholder should be treated as the same asset and as having been acquired at the same time as his PF Shares. The allowable original cost of a PF Shareholder's holding of PF Shares should be apportioned between his PF Shares and the IPF Shares issued to him pursuant to the Demerger by reference to the market value of PF Shares and IPF Shares on the first day on which the market values or prices are quoted or published for such shares.

Any PF Shareholder who, alone or together with persons connected with him, holds more than 5% of, or of any class of, shares in or debentures of Provident Financial is advised that clearance has been received from HMRC under section 138 of the Taxation of Chargeable Gains Act 1992 to confirm that they are satisfied that the Demerger is being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is tax avoidance. The tax treatment described in the preceding paragraph will not, therefore, be denied on this ground.

(ii) Subsequent disposals

A disposal (or deemed disposal) of IPF Shares by an IPF Shareholder resident or (in the case of an individual) ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch, agency or, in the case of a company, permanent establishment to which the IPF Shares are attributable may, depending on the IPF Shareholder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation on chargeable gains.

Any chargeable gain or allowable loss should be calculated taking into account the appropriate proportion of the allowable original cost to the holder of acquiring his PF Shares.

For the purposes of corporation tax, when calculating a chargeable gain, but not an allowable loss, indexation allowance will be calculated by reference to the date of disposal of the IPF Shares. For the purposes of capital gains tax, when calculating a chargeable gain (but not an allowable loss), indexation allowance will be calculated until 6 April 1998 where the PF Shares from which the IPF Shares are derived were acquired before that date. Depending on the particular circumstances of the IPF Shareholder, taper relief might also apply to reduce the percentage of any gain (after the deduction of any available indexation allowance) arising on a disposal of IPF Shares which is chargeable to capital gains tax.

An IPF Shareholder who has left the United Kingdom for a period of temporary residence outside of the United Kingdom of less than five years may on his return be liable to United Kingdom taxation on chargeable gains arising during his period of absence, if he has disposed of any IPF Shares during that period. Any such IPF Shareholder who has any doubt about his tax position should contact a professional adviser before his return to the United Kingdom.

18. Reorganisation

Between 6 December 2006 and 23 February 2007, a series of share transfers were carried out within the Provident Group. These will result in PF (Netherlands) B.V. and Provident Financial s.r.o. becoming wholly-owned by members of the IPF Group and Provident Personal Credit Limited becoming wholly-owned by a member of the PF Group, thus separating the post-Demerger IPF Group from the remaining Provident Group.

Save for amounts owing pursuant to transactions entered into between the Provident Group and the IPF Group in the ordinary course of business, and following repayment of the sums referred to at paragraph 19.1(C) below following Admission, the Provident Group will not owe any amount to the IPF Group and vice versa.

19. Material contracts

Save as disclosed below, no material contract (other than contracts entered into in the ordinary course of business) has been entered into by any member of the IPF Group within the two years immediately preceding the date of this document and no other contract (other than contracts entered into in the ordinary course of business) entered into by any member of the IPF Group contains any provision under which any member of the IPF Group has any obligation or entitlement which is material to the IPF Group as at the date of this document:

19.1 Demerger Agreement

The Demerger Agreement was entered into on 25 June 2007 between Provident Financial and the Company to effect the Demerger and govern the relationship between the Provident Group and the IPF Group following the Demerger. The Demerger Agreement is conditional upon the passing of the Demerger Resolution, the approval by the Board of Provident Financial of the Demerger Dividend, no right to terminate the Sponsors' Agreement having been exercised and permission having been granted for Admission.

Provident Financial and the Company have agreed pursuant to the Demerger Agreement that:

(A) upon the Demerger Dividend being declared by the Provident Board, Provident Financial shall transfer the entire issued share capital of Provident International Holdings Limited to the Company and the Company shall issue IPF Shares to PF Shareholders on the PF Share Register as at the Demerger Record Time;

(B) upon the transfer of the shares in Provident International Holdings Limited to the Company, Provident Financial shall grant the Company a power of attorney over the shares in those companies pending registration of the Company's holding of the entire issued share capital of those companies; and

(C) all amounts owing by any member of the IPF Group to any member of the Provident Group shall be repaid in full immediately following Admission, except for amounts arising in the ordinary course of business as referred to in paragraph 18 above and certain specified amounts which are to remain outstanding until such time as they are due for repayment in accordance with their terms.

The Demerger Agreement contains mutual indemnities under which International Personal Finance indemnifies the Provident Group against liabilities arising in respect of the International Personal Finance business and Provident Financial indemnifies the IPF Group against liabilities arising in respect of the businesses carried on by the Provident Group other than the IPF Group. These mutual indemnities are unlimited in terms of amount or duration and are customary for an agreement of this type.

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by Provident Group companies for the benefit of IPF Group companies (or vice versa) will be dealt with following the Demerger. In terms of the Demerger Agreement, the beneficiary of such a guarantee must try to obtain the guarantor's release from the guarantor's obligations thereunder and, pending release, indemnify the guarantor against all amounts paid by it under the guarantee and ensure that the guarantor's exposure under the guarantee is not increased.

Both the Provident Group and the IPF Group will be permitted access to each other's records for a period of six years following the Demerger. In addition, the Company has agreed to provide Provident Financial with such information as Provident Financial may reasonably require in order to prepare its half year and full year audited accounts for the six months and year ending 30 June 2007 and 31 December 2007 respectively, and Provident Financial has agreed to provide the Company with such information as may reasonably be required by the Company to prepare its full year accounts for its year ending 31 December 2007.

Reasonable endeavours are to be used to ensure that contracts in the name of one group member whereby a member of the other group is deriving the benefit of that contract are novated to the relevant member of the other group, pending which the contracting party shall hold the benefit of that contract on trust for the relevant member of the other group.

The parties have covenanted for a period of one year not to employ, solicit or contact with a view to employing directors and senior managers of the other or any other employees involved in the provision of services to the other party.

Both groups have agreed to keep certain information on the other group confidential, subject to certain exemptions (for instance if disclosure is required by law).

The Demerger Agreement contains detailed provisions relating to the discharge of indebtedness due from IPF Group companies to the Provident Group, the establishment by the Company of its pension schemes and the transfer of assets to them.

The Demerger Agreement also contains indemnities relating to taxation. Subject to certain exceptions, Provident Financial indemnifies the IPF Group against tax liabilities arising as a result of the Demerger or certain pre-Demerger reorganisation steps. Provident Financial also indemnifies the IPF Group against certain tax liabilities which are properly liabilities of the PF Group being imposed on a member of the IPF Group and against tax liabilities arising as a result of a member of the Provident Group making a chargeable payment within the meaning of section 214 of the Income and Corporation Taxes Act 1988 (a "Chargeable Payment") and the Company indemnifies the Provident Group against certain tax liabilities which are properly liabilities of the IPF Group being imposed on a member of the Provident Group and against tax liabilities arising as a result of a member of the IPF Group making a Chargeable Payment. All of these indemnities are unlimited in terms of amount but do not cover liabilities which arise more than seven years after the Demerger or which have not been notified by the indemnified party to the indemnifying party within seven years and 30 days after the Demerger.

Additionally, Provident Financial agrees, subject to the application of a floor, (i) to indemnify the IPF Group, against a specified proportion of certain corporate income tax liabilities (and interest and penalties thereon) arising in Poland in respect of the tax returns of the Polish business for certain periods ended prior to the Demerger and (ii) in certain cases where it is necessary for the Polish business to provide, or procure the provision of, security (or in certain limited circumstances, cash) to the Polish Tax Authority for an amount assessed in respect of one of the relevant returns pending final determination of the liability, to provide, or procure the provision of, security (or cash) for a specified proportion of that amount. The liability of Provident Financial under (i) and (ii) above will not (as is the case with the other tax indemnities in the Demerger Agreement) be limited by time.

The provisions of the Demerger Agreement require that any steps required to be taken with regard to the reorganisation of the IPF Group referred to at paragraph 18 above which remain outstanding following the date of such agreement shall be finalised as soon as reasonably practicable thereafter.

The Demerger Agreement will terminate if Admission does not take place before 31 July 2007 or if the Sponsors' Agreement is terminated by any party thereto prior to Admission.

19.2 Facilities Agreement

An agreement (the **"Facilities Agreement"**) was entered into on 16 March 2007 between: (1) International Personal Finance plc (formerly Bridgesun (3) Limited) (the **"Parent"**), (2) the Parent and Provident Financial s.r.o., a subsidiary incorporated under the laws of the Czech Republic (together, the **"Original Czech Borrowers"**), (3) the Parent and Provident Financial Zrt., a subsidiary incorporated under the laws of Hungary (together, the **"Original Hungarian Borrowers"**), (4) the Parent and Provident Polska S.A., a subsidiary incorporated under the laws of Poland (together, the **"Original Polish Borrowers"**), (5) the Parent and Provident Financial s.r.o., a subsidiary incorporated in the Slovak Republic (together, the **"Original Slovak Borrowers"**) (the Original Czech Borrowers, the Original Hungarian Borrowers, the Original Polish Borrowers and the Original Slovak Borrowers being collectively the **"Original Borrowers"**), (6) Provident International Holdings Limited, International Personal Finance Investments Limited (formerly Provident International Investments Limited) and Provident International Limited (together, the **"Original Guaranteeing Subsidiaries"**), (7) HSBC Bank plc and The Royal Bank of Scotland plc (the **"Mandated Lead Arrangers"**), (8) HSBC Bank plc (the **"Agent"**), and (9) Clydesdale Bank PLC (trading as Yorkshire Bank); The Royal Bank of Scotland plc; HVB Bank Czech Republic a.s.; HSH Nordbank AG: London Branch; KBC Bank N.V.; Deutsche Bank Aktiengesellschaft Filiale Prag,

organizační složka; HSBC Bank plc; and Raiffeisenbank a.s. (together, the **"Original Czech Lenders"**), Dresdner Bank AG, Niederlassung Luxemburg; OTP Bank Plc; UniCredit Bank Hungary Zrt.; KBC Bank N.V.; Deutsche Bank ZRt.; HSH Nordbank AG, London Branch; Clydesdale Bank PLC (trading as Yorkshire Bank); HSBC Bank plc; and The Royal Bank of Scotland plc (together, the **"Original Hungarian Lenders"**), Dresdner Bank AG, Niederlassung Luxemburg; Clydesdale Bank PLC (trading as Yorkshire Bank); The Royal Bank of Scotland plc; Bank Zachodni WBK S.A.; Bank BPH S.A.; Danske Bank A/S S.A. Oddzial w Polsce; KBC Bank N.V.; Deutsche Bank Polska S.A.; HSH Nordbank AG, London Branch; HSBC Bank plc; and DZ Bank Polska S.A. (together, the **"Original Polish Lenders"**) and Všeobecná úverová banka, a.s.; HSBC Bank plc: pobocka zahranicnej banky; HVB Bank Slovakia a.s.; Tatra banka, a.s.; and KBC Bank N.V. (together, the **"Original Slovak Lenders"**) (collectively, the **"Original Lenders"**). The Agent, Mandated Lead Arrangers and the lenders from time to time (the **"Lenders"**) are each a **"Finance Party"** and together, the **"Finance Parties"**.

The purposes for which funds drawn under the Facilities Agreement may be applied are (i) to repay indebtedness incurred by each of the Original Borrowers (other than the Parent) under certain existing facilities, and (ii) for the general corporate purposes of the Parent and its subsidiaries (the **"International Group"**), subject to a restriction on the use of funds for financing consumer credit receivables arising from business in countries other than the United Kingdom, Poland, Hungary, Slovakia, the Czech Republic, Romania and Mexico.

There are certain customary conditions precedent which must be satisfied prior to the first utilisation of funds available under the Facilities Agreement. These include confirmation that the consent of the shareholders of Provident Financial to the Demerger has been obtained.

Four separate facilities (each a **"Facility"** and together the **"Facilities"**) are made available under the Facilities Agreement. They are:

(A) a three year revolving advance facility in an aggregate amount of PLN 1,315,264,200, being an aggregate sterling equivalent amount of £229,540,000 (the **"Polish Facility"**), which may be utilised by the Original Polish Borrowers and any company which accedes to the Facilities Agreement as an additional Polish borrower, in Polish zloty, sterling or euro or, subject to certain conditions, any other currency which the Original Polish Lenders have approved in accordance with the terms of the Facilities Agreement;

(B) a three year revolving advance facility in an aggregate amount of CZK 2,776,480,517, being an aggregate sterling equivalent amount of £67,178,333 (the **"Czech Facility"**), which may be utilised by the Original Czech Borrowers and any company which accedes to the Facilities Agreement as an additional Czech borrower, in Czech koruna or, subject to certain conditions, euro, sterling or any other currency which the Original Czech Lenders have approved in accordance with the terms of the Facilities Agreement;

(C) a three year revolving advance facility in an aggregate amount of SKK 1,581,804,000, being an aggregate sterling equivalent amount of £31,385,000 (the **"Slovak Facility"**), which may be utilised by the Original Slovak Borrowers and any company which accedes to the Facilities Agreement as an additional Slovak borrower, in Slovak koruna or, subject to certain conditions, euro, sterling or any other currency which the Original Slovak Lenders have approved in accordance with the terms of the Facilities Agreement; and

(D) a three year revolving advance facility in an aggregate amount of HUF 20,771,201,457, being an aggregate sterling equivalent amount of £55,896,667 (the **"Hungarian Facility"**) which may be utilised by the Original Hungarian Borrowers and any company which accedes to the Facilities Agreement as an additional Hungarian borrower, in Hungarian forint or, subject to certain conditions, euro, sterling or any other currency which the Original Hungarian Lenders have approved in accordance with the terms of the Facilities Agreement.

Interest is payable on advances at a rate which is the aggregate of (i) LIBOR, EURIBOR, WIBOR, PRIBOR, BUBOR or BRIBOR, as applicable to the currency drawn under the relevant Facility; (ii) mandatory costs (when relevant); and (iii) the margin, which is 1.35 per cent. per annum in the case of each of the Facilities.

The liabilities of the Original Borrowers and any additional borrowers that may accede to the terms of the Facilities Agreement (together, the **"Borrowers"**) are guaranteed by the Original Guaranteeing Subsidiaries. Any other members of the International Group which, subject to certain conditions, become material subsidiaries of the Parent are required to accede to the Facilities Agreement as additional

guaranteeing subsidiaries (together with the Original Guaranteeing Subsidiaries, the **"Guaranteeing Subsidiaries"**). Each of the Borrowers (other than the Parent) is only responsible for its own liabilities arising under the Facilities Agreement. In addition, each of the Finance Parties has agreed that it shall, to the extent practicable and without otherwise prejudicing its rights, exercise its rights against the Parent and the Guaranteeing Subsidiaries in lieu of proceeding to exercise rights against any of the Borrowers (other than the Parent).

On the date of the Facilities Agreement, each Original Borrower and Original Guaranteeing Subsidiary made certain representations and warranties. On each utilisation and on the first day of each interest period under a Facility, specified representations will be repeated by the Borrowers under that Facility and the Guaranteeing Subsidiaries.

The Facilities Agreement also contains a number of covenants in respect of the conduct of the business of the International Group. These include:

(i) financial covenants (the **"Financial Covenants"**) provided by the Parent as to (a) minimum consolidated net worth, (b) the ratio of total consolidated net borrowings to consolidated net worth, (c) the ratio of consolidated EBITA to consolidated interest payable, and (d) the ratio of consolidated consumer credit receivables to consolidated total borrowings;

(ii) restrictions on the creation of security by Borrowers and Guaranteeing Subsidiaries (together, the **"Obligors"**);

(iii) restrictions on disposals by the Obligors;

(iv) restrictions on the amount of financial indebtedness which may be incurred by a member of the International Group which is not an Obligor; and

(v) restrictions on the ability of any Obligor or any other member of the International Group to acquire shares or businesses.

As is customary, the Facilities Agreement contains certain mandatory prepayment events. These include illegality and a change of control of the Parent. Mandatory prepayment events may apply to individual or all Facilities, depending on the nature of the event or circumstance. The Parent may exercise rights of voluntary cancellation and prepayment in respect of individual Facilities and also, in certain circumstances, in relation to individual Lenders under each Facility. Each of the other Borrowers also has the right to prepay amounts drawn by it under the Facilities.

The Facilities Agreement provides that certain events will be considered events of default under a Facility. In respect of each Facility, these events include:

(i) a failure of the relevant Borrowers and Guaranteeing Subsidiaries (the **"Relevant Obligor Group"**) to make any payment in respect of that Facility in accordance with the terms of the Facilities Agreement and certain other related finance documents (together the **"Finance Documents"**), subject to a five day grace period in the case of administrative errors and disruption events;

(ii) a failure by the Parent to comply with the Financial Covenants;

(iii) a breach by a member of the Relevant Obligor Group of any other provision of the Finance Documents which continues for 25 days;

(iv) a misrepresentation by a member of the Relevant Obligor Group;

(v) certain cross defaults in relation to (a) other financial indebtedness owed by a member of the Relevant Obligor Group, and (b) amounts owed by other members of the International Group under the other Facilities;

(vi) the occurrence of specified insolvency related events in relation to a member of the Relevant Obligor Group;

(vii) the invalidity of any material obligations of a member of the Relevant Obligor Group under a Finance Document; and

(viii) a member of the Relevant Obligor Group (other than the Parent) ceasing to be a subsidiary of the Parent.

19.3 The NAB Facility Agreement

It is expected that an agreement (the **"NAB Facility"**) will be entered into between: (1) International Personal Finance plc (formerly Bridgesun (3) Limited) (the **"Parent"**), (2) the Parent, Provident International Holdings Limited, International Personal Finance Investments Limited and Provident International Limited (together, the **"Original Obligors"**) and (3) National Australia Bank Limited (the **"Lender"**).

The following is a description of the likely terms of the NAB Facility.

The purpose for which funds drawn under the NAB Facility may be applied will be for the general corporate purposes of the International Group (as defined in paragraph 19.2 above) including the repayment of certain indebtedness.

There will be certain customary conditions precedent which must be satisfied prior to the first utilisation of funds available under the NAB Facility. These will include confirmation that the consent of the shareholders of Provident Financial to the Demerger has been obtained.

A three year committed multicurrency revolving facility in a maximum aggregate amount of £10,000,000 will be made available under the NAB Facility, which may be utilised by the Original Obligors and any additional borrower (together, the **"Borrowers"**) in sterling, euro, US dollars, Polish zloty, Czech koruna, Slovak koruna, Hungarian forint and, subject to certain conditions, any other currency that the Lender has approved in accordance with the terms of the NAB Facility. Interest will be payable on advances under the NAB Facility at a rate which is the aggregate of (i) LIBOR or, for advances in euro, EURIBOR; (ii) mandatory costs; and (iii) a margin of 1.35 per cent. per annum.

The liabilities of each of the Borrowers under the NAB Facility will be guaranteed by the Original Obligors. Any other members of the International Group which, subject to certain conditions, become material subsidiaries of the Parent will be required to accede to the NAB Facility as additional guaranteeing subsidiaries.

On the date of the NAB Facility, the Original Obligors will make certain representations and warranties. On each utilisation under the NAB Facility, specified representations will be repeated. The representations are expected to be in nature similar to the representations referred to at paragraph 19.2 above in relation to the Facilities Agreement.

The NAB Facility will also contain a number of covenants in respect of the future conduct of the business of the International Group and which are expected to be in nature similar to those referred to at paragraph 19.2 above in relation to the Facilities Agreement.

As is customary, the NAB Facility will contain certain mandatory prepayment events and events of default. Again, these are expected to be in nature similar to those referred to at paragraph 19.2 above in relation to the Facilities Agreement.

19.4 Facility Agreements for Provident Mexico S.A. de C.V.

(a) The HSBC Facility Agreement

An agreement (the **"HSBC Facility"**) was entered into on 23 March 2007 between: (1) International Personal Finance plc (formerly Bridgesun (3) Limited) (the **"Parent"**), (2) Provident Mexico S.A. de C.V. (the **"Borrower"**), (3) Provident International Holdings Limited, International Personal Finance Investments Limited and Provident International Limited (together, the **"Original Guaranteeing Subsidiaries"**) and (4) HSBC México, S.A. (the **"Lender"**) pursuant to which the Lender has made available to the Borrower a three year revolving loan facility in a maximum aggregate amount of 500,000,000 Mexican pesos.

Funds may be drawn under the HSBC Facility to repay existing indebtedness owed to the Lender and for the general corporate purposes of the International Group (as defined in paragraph 19.2 above).

There are certain customary conditions precedent which must be satisfied prior to the first utilisation of funds available under the HSBC Facility. These include confirmation that the consent of the shareholders of Provident Financial to the Demerger has been obtained.

Interest is payable on advances at a rate which is the aggregate of TIIE and the margin, which is 1.35 per cent. per annum.

The liabilities of the Borrower are guaranteed by the Original Guaranteeing Subsidiaries. Any other members of the International Group which, subject to certain conditions, become material subsidiaries of the Parent are required to accede to the HSBC Facility as additional guaranteeing subsidiaries.

On the date of the HSBC Facility, the Parent, Borrower and Original Guaranteeing Subsidiaries made certain representations and warranties. On each utilisation under the HSBC Facility, specified representations will be repeated. The representations are in nature similar to the representations referred to at paragraph 19.2 above in relation to the Facilities Agreement.

The HSBC Facility also contains a number of covenants in respect of the future conduct of the business of the International Group, in nature similar to those referred to at paragraph 19.2 above in relation to the Facilities Agreement.

As is customary, the HSBC Facility contains certain mandatory prepayment events and events of default. Again, these are in nature similar to those referred to at paragraph 19.2 above in relation to the Facilities Agreement.

(b) The ABN Facility Agreement

It is expected that an agreement (the **"ABN Facility"**) will be entered into between: (1) International Personal Finance plc (formerly Bridgesun (3) Limited) (the **"Parent"**), (2) Provident Mexico S.A. de C.V. (the **"Borrower"**), (3) Provident International Holdings Limited, International Personal Finance Investments Limited and Provident International Limited (the **"Original Guaranteeing Subsidiaries"**) and (4) ABN Amro Pack (México) S.A. (the **"Lender"**) pursuant to which the Lender will make available to the Borrower a 364 day revolving loan facility in a maximum aggregate amount of 165,000,000 Mexican pesos.

Funds may be drawn under the ABN Facility to repay existing indebtedness owed to the Lender and for the general corporate purposes of the International Group (as defined in paragraph 19.2 above).

There will be certain customary conditions precedent which must be satisfied prior to the first utilisation of funds available under the ABN Facility. These will include confirmation that the consent of the shareholders of Provident Financial to the Demerger has been obtained.

Interest will be payable on advances at a rate which is the aggregate of TIIE and the margin, which is expected to be 1.10 per cent. per annum.

The liabilities of the Borrower will be guaranteed by the Original Guaranteeing Subsidiaries. Any other members of the International Group which, subject to certain conditions, become material subsidiaries of the Parent will be required to accede to the ABN Facility as additional guaranteeing subsidiaries.

On the date of the ABN Facility, the Parent, Borrower and Original Guaranteeing Subsidiaries will make certain representations and warranties. On each utilisation under the ABN Facility, specified representations will be repeated. The representations are expected to be in nature similar to the representations referred to at paragraph 19.2 above in relation to the Facilities Agreement.

The ABN Facility will also contain a number of covenants in respect of the future conduct of the business of the International Group, and which are expected to be in nature similar to those referred to above at paragraph 19.2 above in relation to the Facilities Agreement,.

As is customary, the ABN Facility will contain certain mandatory prepayment events and events of default. Again, these are expected to be in nature similar to those referred to at paragraph 19.2 above in relation to the Facilities Agreement.

19.5 Netting Agreement

A letter agreement (the **"Netting Agreement"**) was entered into on 15 June 2007 between PIHL, Provident Polska S.A. (**"PP"**), HSBC Bank plc (the **"Bank"**) and Provident Financial, pursuant to which the Bank agreed to provide a PLN 1,700,000,000 committed overdraft facility (the **"Overdraft Facility"**) to PP and such other subsidiaries of PIHL which might accede to the Netting Agreement (PP and such subsidiaries being **"Borrowers"** and, together with PIHL, **"Obligors"**) and Provident Financial was released from its obligations in respect of a pre-existing overdraft facility made available to PP by the Bank.

The Netting Agreement provides that the aggregate debit balance or balances of the Borrowers under the Overdraft Facility should not exceed the amount of the aggregate credit balance or balances in respect of

funds deposited by PIHL with the Bank under the Netting Agreement and the aggregate debit balance or balances should not exceed the overdraft commitment. To the extent that the said debit balances exceed the credit balances then PIHL must transfer funds to the Bank of an amount equal to the difference or if the debit balances exceed the overdraft commitment the Borrowers must repay drawings under the Overdraft Facility in an amount sufficient to reduce the debit balances to an amount equal to or less than the overdraft commitment.

The Obligors undertake joint and several liability in respect of amounts payable to the Bank under the Netting Agreement.

The Netting Agreement contains certain covenants on the part of the Obligors, including a restriction on the creation of security interests over the accounts kept by them with the Bank under the Netting Agreement.

The Netting Agreement also contains certain events of default, including:

(A) failure by an Obligor to make payments of principal, interest or other moneys for more than three business days after they have become due and payable;

(B) breach of representation;

(C) cross default in respect of borrowed money;

(D) certain insolvency events;

(E) a Borrower ceasing to be a subsidiary of PIHL; and

(F) failure to ensure that the aggregate of the amount of the credit balance or balances referred to above are at least equal to the amount of the debit balance or balances so referred to, or that the aggregate of the debit balances does not exceed the overdraft commitment, in each case within 3 business days of receiving notice from the Bank.

In the event that an Obligor is required to repay any debit balance owed to the Bank, that Obligor may set-off the amount of its liability against any credit balance held with the Bank pursuant to the Netting Agreement. The Bank is also entitled to set-off any amounts due to it from an Obligor against any amounts owed to the Obligor by the Bank.

The Bank may terminate the Overdraft Facility on giving six months' notice to PIHL and earlier upon the occurrence of an event of default.

19.6 Focus licence agreement

An agreement was entered into on 31 December 2002 between Provident Financial Management Services Limited (the **"Licensor"**) and Provident International Limited (the **"Licensee"**) under which the Licensor granted the Licensee non-exclusive rights to use and develop certain software developed by the Licensor known as "Focus" (the **"Original Licence"**). The terms of this agreement were subsequently amended on 21 December 2006 (with effect from 18 December 2006) (the **"Focus Licence"**).

The Focus Licence entitles the Licensee to use and develop the "Focus" business and transaction management software on a non-exclusive, perpetual basis for the purpose of supporting the business of providing credit facilities to individuals. Neither party may assign, license or sub-license (as appropriate) its rights in the "Focus" software without the written consent of the other party, save (i) in connection with the sale of the business to which the software relates, (ii) to a member of its group or (iii) in relation to licensing and sub-licensing (as appropriate) only, for the purposes of supporting their respective businesses.

There are no ongoing licence fees under the Focus Licence. The Licensee agreed to pay to the Licensor on the date of the Focus Licence an amount of £10,949,000 as a one-off, up-front payment in consideration for the rights granted under the Focus Licence (the **"Licence Fee"**).

The "Focus" software is provided to the Licensee on a no warranties basis and, subject to the termination rights of the parties, the Focus Licence is intended to continue without limit in time. The Focus Licence may be terminated only (i) upon the mutual consent of the parties (with prior written consent from any permitted sub-licensees), (ii) by either party upon the insolvency of the other party, or (iii) by the Licensor in the event that the Licensee has failed to pay the Licence Fee.

The Licensee has subsequently entered into several sub-licence agreements with its foreign subsidiaries on no less restrictive terms than contained in the Focus Licence.

19.7 Sponsors' agreement

On 25 June 2007, the Company, Provident Financial, the Directors, Merrill Lynch and Dresdner Kleinwort entered into a sponsors' agreement (the "**Sponsors' Agreement**"), which contains, amongst others, the following provisions:

(i) the Company has appointed Merrill Lynch and Dresdner Kleinwort as joint sponsors in connection with Admission;

(ii) in connection with the Demerger and Admission, Provident Financial has agreed to pay to Merrill Lynch and Dresdner Kleinwort an aggregate fee of £625,000 on the date hereof and an additional aggregate fee of £4.55 million on the date of the Demerger. All fees will be paid together with any value added tax chargeable thereon;

(iii) the Company has given certain customary representations, warranties, undertakings, covenants and indemnities to Merrill Lynch and Dresdner Kleinwort;

(iv) Merrill Lynch and Dresdner Kleinwort may terminate the Sponsors' Agreement in certain circumstances at any time before Admission including if (a) there has been a breach by the Company of the representations, warranties, undertakings or covenants in the Sponsors' Agreement, (b) the ordinary resolution of the PF Shareholders at the extraordinary general meeting of Provident Financial to approve the Demerger is not passed, or (c) the Demerger has not occurred immediately prior to Admission;

(v) the Company has undertaken, amongst other things, to each of Merrill Lynch and Dresdner Kleinwort that it will not, during the period up until the date that is 30 days after the date of Admission, without the prior written consent of Merrill Lynch and Dresdner Kleinwort, directly or indirectly, offer, issue, lend, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any IPF Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, IPF Shares or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing, save in respect of (a) IPF Shares issued to PF Shareholders pursuant to the Demerger; and (b) IPF Shares issued pursuant to the exercise of options, or options granted, under share option schemes or other share incentive schemes in existence on the date of Admission and described in paragraph 9 of Part X of this document; and

(vi) each of the Directors has undertaken to each of Merrill Lynch and Dresdner Kleinwort that he will not, up until the date that is 30 days after the date of Admission, without the prior written consent of Merrill Lynch and Dresdner Kleinwort, directly or indirectly, offer, issue, lend, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any IPF Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, IPF Shares or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing, save that the above restrictions shall not apply in respect of IPF Shares issued pursuant to the exercise of options pursuant to share option schemes or other share incentive schemes in existence on the date of Admission and described in paragraph 9 of Part X (Additional Information) of the Prospectus or prohibit a Director from: (a) accepting a general offer made to all holders of issued and allotted IPF Shares for the time being (other than IPF Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 998 of the Companies Act 2006) made in accordance with the City Code on Takeovers and Mergers on terms which treat all such holders alike; (b) executing and delivering an irrevocable commitment or undertaking to accept a general offer as is referred to in sub-paragraph (a) above; (c) selling or otherwise disposing of IPF Shares pursuant to any offer by the Company to purchase its own IPF Shares which is made on identical terms to all holders of IPF Shares in the Company; (d) transferring or disposing of IPF Shares pursuant to a compromise or arrangement between the Company and its creditors or any class of them or between the Company and its members or any class of them which is agreed to by the creditors or members and (where required) sanctioned by the court under the Companies Acts; and (d) taking up any rights granted in respect of a rights issue or other pre-emptive share offering by the Company.

20. Working capital

The Company is of the opinion that, taking into account the cash and other facilities available to the IPF Group, the IPF Group has sufficient working capital available to it for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

21. Consents

21.1 Merrill Lynch International has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

21.2 Dresdner Kleinwort has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

21.3 Hawkpoint has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

21.4 PricewaterhouseCoopers LLP is a member firm of the Institute of Chartered Accountants in England and Wales and has given, and not withdrawn, its written consent to the inclusion of its Accountant's reports in Part VII (Financial Information) of this document and of its report on the unaudited pro forma financial information in Part VIII (Unaudited Pro forma Financial Information) of this document, in the form and context in which they appear and has authorised the contents of those parts of this document which comprise its reports for the purposes of paragraph 5.5.3R(2)(f) of the Prospectus Rules.

22. General

22.1 Provident Financial and International Personal Finance have agreed that Provident Financial will be responsible for substantially all the costs associated with the Demerger, including certain costs agreed in advance with Provident Financial which have been or will be incurred by International Personal Finance.

22.2 The Directors estimate that the costs of the Demerger which will be incurred by International Personal Finance in the year ending 31 December 2007 will be approximately £3 million, comprising professional and other advisers' fees and other costs directly related to the Demerger.

23. Auditors and financial information

23.1 The Company was incorporated on 5 December 2006. PricewaterhouseCoopers LLP, Chartered Accountants whose registered address is Benson House, 33 Wellington Street, Leeds LS1 4JP were appointed as the Company's auditors on 19 June 2007.

23.2 The financial information contained in this document does not comprise the statutory accounts of any company, within the meaning of section 240 of the Companies Act 1985. The Company has not prepared any statutory accounts.

24. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of this document at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY:

(i) the Memorandum and Articles of Association of the Company;

(ii) the consent letters referred to in paragraph 21 of this Part X (Additional Information);

(iii) the audited historical financial information set out in Section D of Part VII (Financial Information) of this document together with the reports from PwC set out in Section A and C of Part VII (Financial Information) of this document;

(iv) the unaudited pro forma financial information set out in Part VIII (Unaudited Pro Forma Financial Information) of this document together with the report from PwC thereon; and

(v) this document and the Circular.

25 June 2007

PART XI — DEFINITIONS

The following terms have the following meanings throughout this document unless the context otherwise requires:

"Admission"	the admission of the Demerger Shares to the Official List and to trading on the London Stock Exchange's main market for listed securities;
"APR"	annual percentage rate;
"Articles of Association"	the articles of association of the Company adopted on 19 June, the terms of which are summarised in paragraph 4 of Part X Additional Information, of this document;
"Board" or "Directors"	the board of directors of the Company;
"CAGR"	compound annual growth rate;
"Circular"	the circular to PF Shareholders dated 25 June 2007 relating to the Demerger;
"Combined Code"	the Combined Code on Corporate Governance issued in June 2006 by the UK Financial Reporting Council together with any subsequent revisions thereof;
"Companies Acts"	has the meaning given in section 9 of the Companies Act 2006;
"Company", "International Personal Finance" or "IPF"	International Personal Finance plc with registered office at Number Three, Leeds City Office Park, Meadow Lane, Leeds, LS11 5BD (Company No. 6018973);
"CREST"	the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"CRESTCo"	CRESTCo Limited;
"CREST Proxy Instructions"	the instruction whereby CREST members send a CREST message appointing a proxy for the meeting and instructing the proxy on how to vote;
"Demerger Record Time"	5.00 p.m. (London time) on 13 July 2007;
"Demerger Shares"	IPF Shares to be issued to those PF Shareholders on the PF Share Register at the Demerger Record Time;
"Demerger"	the proposed separation of the IHC business from Provident Financial by way of demerger as described in Part VI (Terms of the Demerger) of this document;
"Directors"	the directors of the Company whose names are set out in paragraph 1.1 of Part IV (Directors and Corporate Governance) of this document
"Disclosure and Transparency Rules"	the Disclosure and Transparency Rules made by the FSA pursuant to FSMA;
"Dresdner Kleinwort"	Dresdner Kleinwort Limited;
"EIR"	effective interest rate;
"FSA"	the Financial Services Authority;
"FSMA"	the Financial Services and Markets Act 2000, as amended;
"Hawkpoint"	Hawkpoint Partners Limited;
"HMRC"	H.M. Revenue and Customs;
"IFRS"	International Financial Reporting Standard(s) as adopted in the EU;
"International Home Credit" or "IHC"	the overseas home credit business of Provident Financial;
"IHC Group"	PIHL and its subsidiaries and subsidiary undertakings;

"IPF Group" and "Group"	International Personal Finance together with the IHC Group;
"IPF Share Incentive Plans"	means (i) the International Personal Finance plc Incentive Plan, (ii) the International Personal Finance plc Performance Share Plan, (iii) the International Personal Finance plc Exchange Share Scheme 2007, (iv) the International Personal Finance plc Employee Savings-Related Share Option Scheme and (v) the International Personal Finance plc International Employee Savings-Related Share Option Scheme;
"IPF Share Register"	the register of members of International Personal Finance;
"IPF Shareholders"	holders of IPF Shares;
"IPF Shares"	the Demerger Shares, being ordinary shares of 170 pence each in the capital of IPF and, upon Reduction of Capital, ordinary shares of 10 pence each in the capital of IPF;
"Listing Rules"	the Listing Rules made by the FSA pursuant to FSMA governing, *inter alia*, admission of securities to the Official List;
"London Stock Exchange"	London Stock Exchange plc;
"Merrill Lynch International"	Merrill Lynch International;
"Model Code"	The Model Code published in the Listing Rules;
"near prime"	a sector of the small sum credit market, as described in paragraph 1.2 of Part II (Industry Overview) of this document;
"Official List"	the Official List of the FSA;
"PF Group"	Provident Financial and its subsidiary undertakings;
"PF Shareholders"	holders of PF Shares;
"PF Share Register"	the register of members of Provident Financial;
"PF Shares"	the ordinary shares of Provident Financial with a nominal value of $20\frac{8}{11}$ pence each;
"PIHL"	Provident International Holdings Limited, which, following the Demerger, will be a directly held wholly-owned subsidiary of the Company;
"Prospectus Rules"	the Prospectus Rules made by the FSA pursuant to FSMA;
"Provident Financial" or "PF"	Provident Financial plc with registered office at Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ (Company No. 00668987);
"PSZÁF"	the Hungarian Financial Supervisory Authority;
"PwC"	PricewaterhouseCoopers LLP;
"Reduction of Capital"	the proposed reduction of the Company's share capital to be effected in accordance with section 135 of the Companies Act 1985, described in more detail in paragraph 2.2 of Part VI (Terms of the Demerger) of this document;
"sub-prime market" or "sub-prime"	a sector of the small sum credit market, as described in paragraph 1.2 of Part II (Industry Overview) of this document;
"TSR"	total shareholder return;
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended; and
"US Securities Act"	the United States Securities Act of 1933, as amended.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your PF Shares, please forward this document, but not the personalised Form of Proxy, as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through or to whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document to any jurisdiction outside the UK should seek appropriate advice before taking any action.

Merrill Lynch International, Dresdner Kleinwort Limited and Hawkpoint, which are each authorised and regulated by the FSA, are each acting for Provident Financial plc and International Personal Finance plc and for no one else in connection with the Demerger and will not be responsible to anyone other than Provident Financial plc and International Personal Finance plc for providing the protections afforded to customers of Merrill Lynch International, Dresdner Kleinwort Limited and Hawkpoint, respectively, or for affording advice in relation to the Demerger, the contents of this document or any transaction, arrangement or other matter referred to in this document.

Provident Financial plc

(Incorporated in England and Wales under the Companies Act 1948 with registered number 668987)

Proposed Demerger of Provident Financial plc's International Home Credit business
and
Notice of Extraordinary General Meeting

For a discussion of the risks that might affect the value of your shareholding in Provident Financial plc, see "Risk Factors" in Part II of this document.

The IPF Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, the US Securities Act or any US state securities laws in connection with the Demerger, and, subject to certain exceptions, may not be offered or sold within the United States. The IPF Shares have not been and will not be registered under the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act") or subject to the periodic reporting obligations under that Act.

This document should be read as a whole. Your attention is drawn to the letter from John van Kuffeler, the Chairman of the Company, which is set out in Part I (Letter from the Chairman) in which the Board of Provident Financial plc unanimously recommends that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this document or that the information in it is correct as of any subsequent time.

A notice convening an Extraordinary General Meeting of the Company to be held at 11 a.m. on 13 July 2007 at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED is set out at the end of this document. A Form of Proxy for use at the EGM is enclosed. Whether or not you intend to attend the EGM in person, please complete, sign and return the accompanying Form of Proxy in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by Capita Registrars no later than 11 a.m. on 11 July, being 48 hours before the time appointed for the holding of the meeting. Alternatively, you may fill in your Form of Proxy online at www.capitaregistrars.com following the instructions on the Form of Proxy. Please ensure that you complete your online proxy form by no later than 11 a.m. on 11 July 2007. If you hold your PF Shares in uncertificated form (i.e. in CREST) you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by Capita Registrars (under CREST participant ID RA10) by no later than 11 a.m. on 11 July 2007. The time of receipt will be taken to be the time from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

Completion and posting of the Form of Proxy, completing the Form of Proxy online or completing and transmitting a CREST Proxy Instruction will not prevent you from attending and voting in person at the EGM if you wish to do so.

This document contains forward-looking statements which are subject to assumptions, risks and uncertainties. These include, without limitation, those regarding the UK Group's or IHC's financial position, operations, business strategy, plans, and objectives of management for future operations, the expected timing and strategic and financial effects of the proposed Demerger and the markets and economies in which the UK Group or IHC operates. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of the UK Group or IHC or the markets and economies in which the UK Group or IHC operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements, including, without limitation, risks set out in Part II of this document and the failure to obtain the approval of PF Shareholders for the proposed Demerger.

The Company does not undertake any obligation publicly to update or revise any forward-looking statement as a result of new information, future events or other information, although such forward-looking statements will be publicly updated if required by the Listing Rules, the rules of the London Stock Exchange or by law.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITY.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2007[2], [3]
Posting and publication of Prospectus	25 June 2007
Latest time and date for receipt of proxy request forms from members of the Provident Financial Company Nominee Scheme for the Extraordinary General Meeting of the Company	11 a.m. on 10 July 2007
Latest time and date for receipt of Forms of Proxy for the Extraordinary General Meeting of the Company[1]	11 a.m. on 11 July 2007
Extraordinary General Meeting of the Company	11 a.m. on 13 July 2007
Latest time and date for transfers of PF Shares to be registered in order for the transferee to be registered at the Demerger Record Time, PF Share Register closes and PF Shares disabled in CREST	5.00 p.m. on 13 July 2007[4]
Demerger Record Time	5.00 p.m. on 13 July 2007
Expected effective date of Demerger, PF Share Consolidation, Admission and commencement of dealings in IPF Shares and Consolidated PF Shares on the London Stock Exchange and crediting of IPF Shares and Consolidated PF Shares to CREST accounts	8.00 a.m. on 16 July 2007
Court hearing to approve the Reduction of Capital	18 July 2007
Dispatch of definitive certificates for IPF Shares and Consolidated PF Shares (other than in respect of such shares held through CREST) and any fractional entitlement cheques	by 27 July 2007
Payment of fractional entitlements in respect of Consolidated PF Shares held through CREST	by 27 July 2007

Notes:

(1) Applicable also to online Forms of Proxy and CREST Proxy Instructions.

(2) References to times in this document are to British Summer Time.

(3) Each of the times and dates in the above timetable is based on current expectations and is subject to change.

(4) It is likely that transfers of PF Shares in certificated form will need to take place earlier in order for the transferee to be on the PF Share Register at the Demerger Record Time but this will depend on PF Shareholders' individual dealing arrangements.

PART I

LETTER FROM THE CHAIRMAN OF PROVIDENT FINANCIAL PLC

Provident Financial plc

(Incorporated in England and Wales under the Companies Act 1948 with registered number 668987)

Directors		*Registered office*
John van Kuffeler	*(Chairman)*	Colonnade
Christopher Rodrigues CBE	*(Joint Deputy Chairman, Chairman IHC)*	Sunbridge Road
Charles Gregson	*(Joint Deputy Chairman, independent non-executive director)*	Bradford
		West Yorkshire
Peter Crook	*(Managing Director, UKHC)*	BD1 2LQ
Andrew Fisher	*(Finance Director)*	
John Harnett	*(Managing Director, IHC)*	
Tony Hales	*(Independent non-executive director)*	
Robert Hough	*(Independent non-executive director)*	
John Maxwell	*(Independent non-executive director)*	
Ray Miles	*(Senior independent non-executive director)*	

25 June 2007

To: PF Shareholders, members of the PF Nominee Scheme and, for information only, to participants under the PF Employee Share Schemes

Dear shareholder,

Proposed Demerger of International Home Credit

1. Introduction

The Company announced on 4 July 2006 that it would work towards implementing a separate listing of the Company's international business to allow the international growth opportunity to be captured more quickly and updates on the progress of this work were announced on 7 March 2007 and 7 June 2007. I am writing to you today:

(i) to provide further details of the Demerger, including the background to, and the reasons for, the Demerger;

(ii) to explain why the Directors consider the Demerger to be in the best interests of PF Shareholders as a whole; and

(iii) to seek your support for, and approval of, the Demerger.

A summary of the principal terms and conditions of the Demerger is set out in paragraph 3 of this letter.

Owing to the size of the Demerger relative to the size of the Company, the Demerger constitutes a Class 1 transaction for the purposes of the Listing Rules. Completion of the Demerger is therefore conditional upon, among other things, the approval of PF Shareholders. Your approval is being sought at an Extraordinary General Meeting of the Company to be held at 11 a.m. on 13 July 2007 at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED, notice of which meeting, and of the resolutions to be considered, are set out at the end of this document. A summary of the action you need to take is set out in paragraph 16 of this letter and on the Form of Proxy that accompanies this document.

For reasons explained in this letter, it is proposed that the Demerger be accompanied by a consolidation of the Company's ordinary share capital.

If the Demerger Resolution is passed at the Extraordinary General Meeting on 13 July 2007, completion of the Demerger is expected to take place on 16 July 2007.

You will find definitions for certain capitalised terms used in this letter and in the rest of this document in Part VII (Definitions) of this document.

Please note that this document does not constitute an offer to sell, or the solicitation of an offer to buy, any security.

2. Background to and reasons for the Demerger

International Home Credit ("**IHC**") was established in 1997 as part of Provident Financial's strategy to develop new sources of growth to complement the UK business. Today, IHC has businesses in Poland, the Czech Republic, Slovakia, Hungary, Romania and Mexico with revenue in 2006 of £365.3 million and profit before tax and exceptional demerger costs of £42.3 million[(1)] (this profit is £3.9 million lower than the £46.2 million disclosed in the Provident Financial 2006 annual report and accounts due to the additional allocation of Provident Financial central overheads). This impressive growth profile has been achieved in part through the financial and operational support of the UK home credit ("**UKHC**") business to a point where IHC is now capable of being an operationally and financially self-sufficient, standalone entity with its own management structure.

The UKHC and IHC businesses have reached very different stages of development with distinct strategic agendas calling for different management skills and focus. UKHC is a strong, cash-generative business competing in a large, more mature consumer credit market whilst IHC continues to identify significant growth opportunities in new and existing markets and is well placed to continue to grow rapidly. These two businesses therefore require different strategic focus and management skills.

Accordingly, your Board considers it is now appropriate to separate these two distinct businesses into independently listed entities.

As a separate company, your Board believes that IHC will be better able to capture its growth opportunity through:

- exclusive management focus on the significant opportunities to capture growth in new and existing emerging markets; and
- greater alignment of incentives, with management and employees able to participate directly in the success of the IHC business.

As an independently listed UK-centric business, your Board believes that Provident Financial will also benefit from greater strategic focus enabling the UK Group to concentrate on developing a more broadly based business focused on the UK non-prime consumer credit market. Given the reasons for the Demerger outlined above, Provident Financial does not intend to operate in international markets.

Accordingly your Board believes that the benefits of the Demerger should be reflected in stronger operational and financial performance of both businesses with a greater strategic focus on the development of each group, despite having an initial dilutive effect on the Company's earnings. As a consequence, the Demerger will offer a greater choice to PF Shareholders specifically and investors in general regarding their investment in the two businesses.

3. Principal terms and conditions of the Demerger

The Demerger is to be effected by Provident Financial declaring a special dividend equal to the book value of Provident Financial's shareholding in Provident International Holdings Limited ("**PIHL**"), the intermediate holding company of IHC. This special dividend will be satisfied by the transfer of the entire issued share capital of PIHL to International Personal Finance, the consideration for which will be the allotment and issue by International Personal Finance of IPF Shares to PF Shareholders on the PF Share Register at the Demerger Record Time on the basis of one IPF Share for each PF Share held. This requires, among other things, the approval of PF Shareholders by ordinary resolution at the Extraordinary General Meeting.

Shortly after the Demerger is effective, and upon completion of Admission, the share capital of Provident Financial will be consolidated on the basis of one consolidated PF Share for every two non-consolidated PF Shares. The purpose of this share consolidation is to preserve the value of share options and awards under PF Employee Share Schemes and to maintain, so far as reasonably practicable, the pre-Demerger share price, the comparability of historic and future earnings per share and dividend per share data.

In addition, it is proposed that shortly after the Demerger the capital of International Personal Finance will be reduced. This will create distributable reserves in International Personal Finance. The Reduction of Capital was approved by a special resolution of the current IPF Shareholders on 30 May 2007 and is subject to the approval of the Court.

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(1) Information prepared on an IFRS basis and extracted without material adjustment from Part IV (Financial information on IHC) of this document.

Overall, as a result of the Demerger and the PF Share Consolidation described above, PF Shareholders will receive:

1 Consolidated PF Share and 2 IPF Shares
for every 2 non-consolidated PF Shares held at the Demerger Record Time

Further information on the resolutions being proposed at the Extraordinary General Meeting, the PF Share Consolidation and the Reduction of Capital is set out in Part III (Key information for PF Shareholders) of this document.

If implemented, the Demerger will establish International Personal Finance as a separately listed company. Provident Financial will continue to be listed on the Official List and admitted to trading on the London Stock Exchange's market for listed securities.

The IPF Shares and the Consolidated PF Shares are expected to commence trading on the London Stock Exchange and to be admitted to the Official List on 16 July 2007. The IPF Shares will not be registered under the US Securities Act in connection with the Demerger, nor will the IPF Shares be registered under the US Exchange Act or subject to the periodic reporting obligations under that Act.

It is expected that, initially, both Provident Financial and International Personal Finance will be constituents of the FTSE 250 Index. Provident Financial will remain in, and International Personal Finance will become part of, the financial services sector. Following the Demerger, Provident Financial and International Personal Finance will be separate listed entities and future relations between them will be at arm's length and on normal commercial terms.

4. Capital structure and dividend policy

4.1 Capital structure

The proceeds from the sale of the Provident Insurance division (the "**PI Division**"), which completed on 15 June 2007, net of costs amounted to £162.7 million, of which £70.0 million has been injected as new capital into IHC[(2)]. After this capital injection, and after taking account of £0.1 million of net assets in relation to IPF and £2.1 million of further Demerger costs (net of tax), IHC has net assets of £150.2 million on a pro forma basis as at 31 December 2006, supporting net customer receivables of £331.0 million[(3)]. This level of capital has been provided to support the high growth strategy that IPF plans to pursue in order to capture the opportunities for profitable growth in emerging markets. As at 31 December 2006, Provident Financial had an unaudited pro forma equity to receivables ratio of 29 per cent[(4)]. After adjusting for the 2006 final dividend of £56.4 million[(5)] paid in May 2007, the Directors estimate that the equity to receivables ratio as at 31 December 2006 was 23%[(6)]. The directors consider that a capital structure with a ratio of ordinary shareholders' capital to receivables of 15 per cent. compared with the current target of 20 per cent. is appropriate. This implies surplus capital of some £80 million on Demerger. However, in light of the high dividend payout ratio, this surplus will be retained in the near-term to fund growth opportunities and provide a sensible degree of strategic flexibility. The Company may consider share buy-backs as and when appropriate.

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(2) Pro forma information extracted without material adjustment from the unaudited pro forma statement of net assets of the UK Group set out in Part V of this document.

(3) Pro forma information extracted without material adjustment from the unaudited pro forma financial information in respect of IHC prepared in accordance with the Prospectus Rules and set out in the Prospectus.

(4) Calculated by dividing pro forma equity of £263.5 million (being pro forma information extracted without material adjustment from the pro forma statement of net assets of the UK Group set out in Part V of this document) by amounts receivable from customers of £901.7 million (being pro forma information extracted without material adjustment from the pro forma statement of net assets of the UK Group set out in Part V of this document).

(5) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006.

(6) Calculated by dividing pro forma equity of £263.5 million (being pro forma information extracted without material adjustment from the pro forma statement of net assets of the UK Group set out in Part V of this document) less the 2006 final dividend of £56.4 million (being information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006) by amounts receivable from customers of £901.7 million (being information extracted without material adjustment from the pro forma statement of net assets of the UK Group set out in Part V of this document).

4.2 Dividend policy

In the absence of unforeseen circumstances, the Directors of Provident Financial intend to declare aggregate dividends of 31.75 pence per PF Share in respect of 2007, before adjustment for the proposed PF Share Consolidation. Thereafter, the Directors intend to at least maintain the annual dividend per share, with a medium-term objective to move to a dividend payout ratio of approximately 80 per cent. of profit after tax, which they believe is appropriate for the Provident Financial group as configured following the Demerger. It is expected that the aggregate Provident Financial and International Personal Finance dividends will be equivalent to 36.50 pence per non-consolidated PF Share in respect of 2007.

5. Effect of the Demerger on the UK Group

A pro forma statement of net assets of the UK Group as at 31 December 2006 is set out in Part V (Unaudited pro forma statement of net assets of the UK Group) of this document.

The Directors estimate that the Demerger would have resulted in central costs within the Company reducing by £2.8 million from £6.0 million to £3.2 million(7) in the 2006 financial year whilst it is estimated that the costs of a separate corporate office and IT function in IHC would have been £9.1 million(8). This amounts to an estimated unaudited net incremental cost of Demerger in the 2006 financial year of £6.3 million(9) split between the two companies.

The UK Group will be primarily a UK group for tax purposes and it is therefore likely that, following the Demerger, its effective tax rate will be in the range of 30 per cent., reducing to around 28 per cent. once the main rate of corporation tax falls to that level as proposed from 1 April 2008.

Details of the expected composition of the Board immediately following the Demerger are set out at paragraph 5 of Part VI (Additional Information) of this document.

6. Information on the Group(10)

The Group's business comprises UKHC, IHC, Vanquis Bank Limited (**"Vanquis"**) and Direct Auto Financial Services Limited (the former Yes Car Credit business now in run-off) (**"DAFS"**).

On 9 May 2007, the Company announced that it had entered into an agreement with Car Care Plan (Holdings) Limited (a subsidiary of GMAC Insurance Holdings, Inc.) in respect of the sale of its Provident Insurance division (the **"PI Division"**). On 15 June 2007, the Company announced the completion of this sale. Further details of this transaction are set out at paragraph 7 below.

The Group's revenue for the year ended 31 December 2006 was £1,180.8 million and profit before tax and exceptional demerger costs was £191.3 million(11). As at 31 December 2006, the Group had net assets of £354.0 million and gross assets of £1,900.6 million(12), of which £82.2 million and £608.6 million respectively were attributable to IHC(13).

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(7) The unaudited estimate of the central costs of the Company in 2006 had the Demerger taken place at the start of the financial year amounts to £3.2 million. This has been calculated based on the actual central costs of the Company in 2006 of £6.0 million (extracted without material adjustment from the Company's audited accounts for the year ended 31 December 2006) adjusted to eliminate the cost of corporate office staff joining IHC and the estimated cost savings from operating a smaller corporate office team required to support the UK Group. The unaudited estimated reduction in central costs has been calculated by deducting the unaudited estimate of the central costs of the Company in 2006 had the Demerger taken place at the start of the financial year of £3.2 million from the actual central costs of the Company in 2006 of £6.0 million (extracted without material adjustment from the Company's audited accounts for the year ended 31 December 2006).

(8) The unaudited estimate of corporate office costs and an IT function in IHC of £9.1 million in 2006 has been based on the central costs of the Company in 2006 of £6.0 million (extracted without material adjustment from the Company's audited accounts for the year ended 31 December 2006) insofar as such costs are directly attributable to IHC's business, adjusted (i) to include the additional headcount and contractual costs of running a separate head office and IT function and certain estimated cost savings from operating a smaller corporate office team than previously operated by the Company.

(9) Calculated by subtracting the estimated unaudited £2.8 million reduction in central costs of the Company in 2006 from the estimated unaudited £9.1 million central costs of running a separate corporate office and IT function in IHC.

(10) All figures in this paragraph have been prepared on an IFRS basis.

(11) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006.

(12) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006.

(13) Information extracted without material adjustment from Part IV (Financial information on IHC) of this document.

PF Shareholders should read the whole of this document and not rely solely on the summarised financial information contained in this paragraph.

6.1 Information on IHC

(a) Background and current trading

Having started with home credit in the UK, Provident Financial transferred this lending formula to emerging markets in Poland, the Czech Republic, Slovakia, Hungary, Mexico and Romania, where those on moderate incomes are underserved by consumer credit providers. IHC was established in 1997 as a part of Provident Financial's strategy to develop new sources of growth to complement the UK business. Since then, IHC has successfully developed six operations through rapid organic growth, achieving pre-tax profit before exceptional demerger costs of £42.3 million in 2006[14] (this is £3.9 million lower than the profit of £46.2 million disclosed in the Provident Financial 2006 annual report and accounts due to the additional allocation of central Provident Financial overheads). The Polish and Czech businesses opened in 1997 as pilots with further operations following in Slovakia and Hungary (2001), Mexico (2003) and Romania (2006).

IHC is headquartered in the UK, with 179 branches across Central Europe, Romania and Mexico and approximately 1.8 million customers, 5,000 direct employees and 28,400 agents (around 4,200 of whom are employed).

IHC has made a strong start to 2007 across all markets. The strong improvement in credit quality seen in Poland during the latter part of 2006 has continued, and the investment in expanding the agent force during the last quarter of 2006 has resulted in a return to customer growth during the last three months. The other Central European markets are also performing well, with steady customer growth and good credit quality.

In Mexico, the main focus has been to improve the quality of the business before re-commencing the branch network expansion. Nonetheless, customer numbers have expanded strongly, by 45,000 to 297,000 in total by the end of May 2007, from the existing infrastructure. An improved collections performance has been seen across the Puebla region, aided by stronger controls over new credit issued and significantly improved staff retention which is now at Central European levels. Guadalajara, the second region under development, continues to perform well. The start-up losses for Mexico in 2007 are expected to be broadly similar to those in 2006.

The Romanian pilot continues to perform very well. Rates of customer recruitment are in line with expectations and customers now exceed 13,000. Credit quality also remains good. The commencement of national roll-out later in 2007 has recently been approved and it is expected that the investment in start-up losses in 2007 will be £3 to £4 million.

IPF expects its effective tax rate for 2007 to be approximately 30 per cent.

(b) Key strengths

The Directors believe that the key strengths of IHC are as follows:

- **Proven, self-sufficient business model.** The basic home-collected credit model has been developed and refined in the UK over the past 127 years. IHC has benefitted from the significant knowledge and expertise transferred from the UK business and has adapted this successful business model to the particular requirements of each overseas market. IHC expects to generate substantial surplus capital from its established Central European businesses which it intends largely to invest in the development of new markets.

- **Experienced and successful management team.** IHC's management team has a strong track record having been integral to the successful roll-out of the international home-collected credit business and growing combined revenues to £365.3 million in 2006[15] since IHC's inception in 1997. IHC expects to maintain its knowledge pool and commitment to strategy as most of the senior management in the Provident Financial group with a significant involvement in the IHC

(14) Information extracted without material adjustment from Part IV (Financial information on IHC) of this document.

(15) Information extracted without material adjustment from Part IV (Financial information on IHC) of this document.

business will be remaining with IHC, and to increase this by the continued transfer of skills to the large pool of talented overseas staff recruited since 1997.

- **Effective country entry and expansion model.** IHC is experienced in and has a successful track record of building substantial home-collected businesses from scratch in emerging markets. IHC has developed stringent selection criteria to enable it to target effectively countries with emerging economies that offer attractive returns with acceptable operating and financial risk. Initial small-scale pilot operations with low fixed-entry costs are then established to test the operating assumptions and to provide confidence as to long-term profitability whilst minimising financial exposure. Experienced teams are available to establish the administrative and physical infrastructure needed to roll-out to national scale once the pilot has successfully concluded.

- **Well-developed product offering with high customer satisfaction and retention.** IHC's home-collected credit products and charges are simply structured and transparent and its service is fast, personal and flexible. Customer acquisition is achieved through a multi-channel strategy employing a combination of field marketing techniques allied to extensive use of mass media. The evidence of the effectiveness of IHC's overall approach is that the average acquisition cost across its markets is just £14, compared to the average annual profit per customer of approximately £40. This equates to less than 5 per cent. of average annual issue value. To encourage customer retention, IHC employs direct mail strategies built around a bespoke customer relationship management system. Since inception, over 50 per cent. of IHC's customers have taken out more than one loan and, in 2006, over 75 per cent. of eligible customers took out a subsequent loan. This is the result of a number of factors, of which the two most important are high customer satisfaction (IHC has consistently enjoyed customer satisfaction ratings of 80 per cent. or more) and the "low and grow" strategy of loan value management, whereby initial small value loans are gradually increased in size, which helps to prevent customers from overreaching their capability to repay.

- **Ability to build large scale agency forces.** IHC has the ability to build large networks of agents, who establish strong relationships with customers in their local areas through the weekly collections process and build up detailed pictures of customers' financial requirements and repayment capability. The personal service delivered to customers in their homes is a differentiating feature of IHC's business and the cornerstone of its success. As the experience of IHC's agents develops, they increasingly make improved lending decisions, resulting in better collections performance and lower levels of impairment. Recently this has been supplemented by three new strategies, namely application scoring, behavioural scoring and centralised, call centre based arrears management. By rolling out these techniques across its markets, IHC aims to reduce impairment as a percentage of revenue to around 25 to 30 per cent. in all its markets and IHC's experience during 2006 has quickly demonstrated that these techniques can augment and improve agent decision-taking and so improve credit performance.

- **Extensive agency networks and infrastructure.** The full national networks already established in Poland, the Czech Republic, Hungary and Slovakia, which comprise approximately 23,000 agents and 143 branches, enable cost effective national advertising coupled with fast local service. This infrastructure will be further leveraged by the planned extension of the range of credit products offered.

- **Flexibility to adapt.** Emerging markets have less well-defined markets and legislative structures and so it is important to be able to adapt to changing circumstances. IHC's rapid and effective responses to the introduction of an interest rate cap in Poland and the suspension of lending by the PSZÁF in Hungary demonstrate this flexibility. In Slovakia, IHC's smallest market, the government is currently considering putting forward legislation to cap APRs. However, based on the current construction of the cap, IHC is confident that it will be able to adapt its products to minimise the impact of any such development.

(c) Strategy

Following the Demerger, IHC's objective is to take advantage of the significant opportunities to capture growth in new and existing emerging markets. Whilst in the short-term, new market entry start-up losses suppress earnings, IHC's long-term prospects and profitability will depend on the right mix of

disposable incomes, due to the benefits of tight credit management and improvements to the arrears processes introduced during 2006.

Vanquis has generated further growth in customer numbers and receivables which, when combined with the re-pricing of credit lines undertaken towards the end of 2006 and tight credit management, are yielding the anticipated benefits.

(ii) Key strengths

Following the Demerger, UKHC will continue to focus on remaining the leading community-based lender in the UK and Ireland, developing and growing the core home credit business and introducing direct repayment products. The Directors believe that the key strengths of UKHC from which to continue this strategy are as follows:

- **Proven business model.** Provident Financial is the UK's leading home credit company. The home-collected credit model has been developed and refined in the UK over the past 127 years and is the cornerstone of Provident Financial's UK business. Its cash generation serves as a strong basis for evolving Provident Financial's business to secure its long-term future.
- **Experienced management team.** The UKHC management team will all remain with the UK Group following the Demerger, providing continuity and maintaining a team with considerable experience of the consumer finance industry.
- **Well-developed product offering.** UKHC's home-collected credit products and charges are simply structured and transparent, with a fixed all-in-cost and no additional default charges, which helps customers control their spending and budgeting.
- **Knowledgeable and experienced agent force.** UKHC has 11,500 agents based in local communities, many with years of experience, affording UKHC in-depth knowledge of its target customer group.
- **National field coverage and infrastructure.** More than 300 local branches, combined with substantial agent coverage throughout the UK, means that UKHC benefits from local knowledge on a national scale.
- **Ability to adapt quickly.** Short-term lending and weekly face-to-face contact allow UKHC to react quickly to changes in customers' circumstances.

(iii) Opportunities and strategy

UKHC's strategy to fulfil its objective of remaining the leading community-based lender in the UK and Ireland consists of the following key elements:

- **Growing the customer base.** UKHC is increasing the use of new marketing channels to complement the traditional agent-based recruitment of customers. In addition to expanding direct response marketing, new channels are being developed, such as targeted direct sales in shopping centres, internet marketing, partnerships with retailers, mail order companies and finance companies to acquire declined credit applicants and linking up with retailers to provide credit to their customers. The benefits of this diversification are already becoming apparent — in the last two years, the number of customers recruited from non-agent sources has grown by approximately 200 per cent. from just over 45,000 in 2004 to over 140,000 in 2006, with the biggest increases being derived from the direct mail and internet channels.
- **Maximising the retention of profitable customers.** Having incurred cost to acquire customers, repeat and increased business from profitable customers is a key priority for UKHC. UKHC continues to review its product offerings and incentives to match closely the varying requirements of existing customers and would expect to re-serve approximately two-thirds of its current customer base.
- **Rolling out new products and taking advantage of market opportunities.** UKHC will continue to develop and refine its product portfolio to retain existing and attract new customers. This includes offering larger loans over longer repayment terms, providing loans in the form of pre-paid VISA debit cards and remote granting or collection of loans. Furthermore, a combination of the growth in the UK non-prime lending market and the

tightening of lending criteria by mainstream credit providers means that there is an increasing market opportunity for UKHC to develop a more broadly based business in the UK non-prime consumer credit market, leveraging off its customer base and branch infrastructure.

- **Enhancing lending decision processes.** UKHC will continue to build on its credit management systems. The agent lending process is being augmented through a combination of enhanced credit scoring (for both new and ongoing customers) and arrears processes.
- **Streamlining the cost structure.** By combining the field management and administration of the Provident Personal Credit and Greenwood Personal Credit brands and rolling out hand-held computers to field agents, UKHC continues to streamline the organisation and support growth through a single management and cost structure.
- **Maximising UK Group marketing opportunities.** UKHC is well positioned to offer loans to customers who respond to Vanquis marketing and meet UKHC, but not Vanquis, lending criteria.

(b) Vanquis

(i) Background and current trading

Vanquis was established in 2003 as part of the Company's strategy to broaden its range of credit products, and provides credit cards tailored to the needs of UK customers on average and below average incomes. An experienced management team was brought together to develop the product and the business and, after a period of market testing, a full scale roll-out commenced in January 2005. Vanquis currently offers credit card products, with initial credit limits of between £250 and £5,000, principally at the lower end of this range. By the end of 2006, it had over 250,000 cardholders.

(ii) Key strengths

The Directors believe that the key strengths of Vanquis are derived from its deliberate positioning and focus on the non-prime market rather than as a mainstream provider in the mass credit-card market. The key strengths are set out as follows.

- **The experience of its management team in the non-prime market.** The Vanquis business was started in 2003, and from the outset employed a management team with extensive knowledge of operating credit card products in the non-prime markets.
- **Extensive knowledge of the UK non-prime customer.** Vanquis has been offering credit cards to non-prime customers for over three years and combines this experience with access to extensive experience and data on the UK non-prime market generated by UKHC. This has helped to accelerate Vanquis's development of a stand-alone proprietary database.
- **Highly targeted marketing models.** Vanquis has developed efficient customer acquisition targeting models using the experience gathered from its "test and learn approach" to direct mailing over the past three years and benefits from the additional insight provided by the UKHC customer base.
- **Refinement of a quantitative approach to underwriting risk and credit management.** Vanquis has developed a highly analytical and quantitative approach to the processes of underwriting non-prime credit risk. This includes the assessment of whether or not to provide a card to an applicant, and if so, what credit limit to assign as well as the timing and amounts of credit limit increases.
- **Positioned to extend smaller credit limits than in the prime market with consequentially higher APR pricing.** Vanquis generally extends much smaller credit limits than are typically made available in the overall credit card market. This suits customers who want to stay in control of their spending but welcome the convenience offered by a credit card. As the costs of operating a credit card account are essentially fixed, the operating costs on a low credit limit of £250 are a greater proportion of the credit when compared with a mainstream credit limit of more than £2,000. Consequently, Vanquis's products must generally carry higher interest rates and APRs than those offered in the prime market in order to deliver adequate levels of return to Vanquis. The management of Vanquis believes that competitors

with broader product portfolios who have significant operations in the prime sector are more restricted in their willingness to price non-prime assets properly.

(iii) Opportunities and strategy

Vanquis is still in the relatively early stages of its development but expects to trade at around breakeven for 2007 and has the potential to exceed 500,000 cardholders and £300 million in net receivables and to earn around a 30 per cent. post-tax return on equity in the medium-term. With a view to achieving these goals, Vanquis is pursuing the following strategies:

- **An operation focused on the UK's non-prime credit card market.** Many prime market credit card providers have historically avoided this part of the market with its need for relatively low credit limits and higher risk profile, and the consequential need to operate with higher APRs than in the prime market. Vanquis has been developing this opportunity by focusing on this market segment.

- **Maximising market opportunities.** Following the OFT's decision to impose a cap on credit card default charges and the need to increase interest rates in order to maintain income levels, the management of Vanquis believe that some lenders are withdrawing from the non-prime credit card market in order to protect their prime brands, rather than have them associated with higher APRs. Together with a combination of growth in the UK non-prime market and the tightening of lending criteria by mainstream credit providers, this means that there is an increasing market opportunity for Vanquis.

- **'Low & grow' policy.** Vanquis typically acquires customers with adverse features in their credit history or limited credit history and offers a relatively low initial credit limit (i.e. £250 or £500) with modest increments granted over time depending on account performance. This targeted risk management minimises the exposure of Vanquis to defaulters at an earlier, lower cost, stage.

- **Increased use of multi-channel marketing and refinement of targeting methods.** Vanquis is developing additional marketing channels in order to address a larger proportion of the UK's non-prime sector. Although originally established with a direct mail strategy, Vanquis estimates that the use of the internet in particular has significantly opened up the potential market, increasing substantially the number of customers who can be reached. The benefits of using complementary channels are already apparent — in the last two years, the number of customers recruited from sources other than direct mail has grown from virtually none in 2004 to over 60,000 in 2006 (out of a total of just over 140,000 new customers recruited that year). Of these, approximately two-thirds were recruited through the internet.

- **Increased integration of Vanquis and UKHC.** By evolving the marketing channels, customers can quickly be directed to the most appropriate product for their requirements, ensuring rapid delivery of credit. In addition, the infrastructures of the two businesses can be evolved to enhance customer contact centre management and remote collection techniques. Increased integration with UKHC can therefore improve customer economics from the costs of acquisition through to the costs and benefits of maintaining customer relationships and improving collections performance.

Now that a sound platform for growth has been established, a new managing director of Vanquis, Michael Lenora, has been appointed to lead the next phase of the business' development. He has 25 years of experience in the non-prime credit card market and joined the PF Group recently.

(c) DAFS

DAFS is collecting the outstanding customer debt remaining after the closure of the Group's Yes Car Credit activities in December 2005. Yes Car Credit sold used cars together with a package of credit and associated insurance products from a network of UK branches. In 2006, the remaining vehicle stock was sold, almost all branch leases were surrendered and staff numbers reduced as the collection activity decreased. The number of customer accounts reduced from 59,000 to 33,000 during 2006 and the

amounts owed by those customers fell from £235.3 million to £108.6 million[20] over the same period. Customer numbers will continue to decline until the final customer contracts mature in 2009.

The financial result in 2006 was a loss of £1.5 million[21] arising from the revenue earned on customer contracts, less the costs of collection and other costs associated with the managed run-off of the business to the extent that these had not already been provided for at 31 December 2005.

7. Sale of PI Division

On 9 May 2007 the Company announced that it had entered into an agreement with Car Care Plan (Holdings) Limited in respect of the sale of the PI Division and on 15 June 2007 the Company announced the completion of this sale. The full text of the announcement containing details of the transaction is set out below.

*"Provident Financial plc (**"Provident"**) today announces that it has agreed the sale of Provident Insurance, its non-core motor insurance business, to Car Care Plan (Holdings) Limited (a subsidiary of GMAC Insurance Holdings Inc.) for a consideration of approximately £170 million, payable in cash. This follows the announcement on 17 January 2007 that Provident was entering discussions for the possible sale of Provident Insurance. The transaction is expected to complete in June 2007, once the necessary regulatory approvals for change of control have been obtained.*

In the financial year ended 31 December 2006, Provident Insurance had revenues of £160.9 million and made a pre-tax profit of £41.0 million. At 31 December 2006, gross assets amounted to £436.7 million and net assets were £81.3 million. The disposal will give rise to a pre-tax exceptional gain of approximately £70 million.

As previously announced, the disposal of Provident Insurance is an important element of the Group's capital re-structuring ahead of the demerger of its International business. Full details of the intended capital structures of the UK and International businesses following the demerger will be included in the Circular and Prospectus to be issued in connection with the forthcoming demerger.

John van Kuffeler, Chairman, commented:

"Completion of this disposal will allow the demerger of the International business to proceed rapidly. The price achieved for Provident Insurance reflects the quality of this business and we are delighted to see it pass into the ownership of GMAC which is a strong strategic buyer." "

8. Board changes

With effect from the Demerger, Christopher Rodrigues, John Harnett, Ray Miles, Charles Gregson and Tony Hales will resign from the Board and become directors of International Personal Finance. Peter Crook will become Chief Executive of Provident Financial and Chris Gillespie will join the Board as Managing Director of UK Consumer Credit. Manjit Wolstenholme will also join the Board as a non-executive director. For further details please refer to paragraph 5 of Part VI (Additional Information) of this document.

9. PF Employee Share Schemes and remuneration

It is proposed that Provident Financial's share capital will be consolidated upon Demerger in the manner described in more detail in paragraph 1 of Part III (Key information for PF Shareholders) of this document. As a result of the PF Share Consolidation, the Demerger is not expected to have a material effect on the value of share options and awards under the PF Employee Share Schemes. The effects of the Demerger on the PF Employee Share Schemes are summarised in more detail in paragraph 7 of Part VI (Additional Information) of this document.

For 2007, each of Peter Crook, Andrew Fisher and John Harnett will be eligible for an additional cash bonus of up to 100 per cent. of their salary (as payable on 1 January 2007) by reference to the successful completion of, and value created through, the Demerger. If payable, this bonus will be paid by the Company except in circumstances where the relevant director has voluntarily ceased to be an employee of the Company and/or of IPF, as appropriate, or has had his employment summarily terminated, in each case before 31 December 2007.

(20) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006.

(21) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006.

In the context of the Demerger, Provident Financial's Remuneration Committee, having been independently advised, has reviewed the existing incentive arrangements for the Company's executive Directors and senior employees. The Remuneration Committee wishes to ensure that, after the Demerger, the incentive arrangements remain appropriate to align the interest of shareholders with Directors and senior employees and that performance targets remain challenging.

Accordingly, the Remuneration Committee proposes to replace the current combination of share options and awards under the Provident Financial Long Term Incentive Scheme 2006 (the **"LTIS"**) where the existing schemes allow grants of up to 100 per cent. of salary for options and 100 per cent. of salary for LTIS awards. The Company has decided that no further options will be granted to employees under the Provident Financial Executive Share Option Scheme 2006. Instead, enhanced awards under the LTIS will be awarded which will only vest if challenging performance targets are met. It is intended that initial targets will be based on between 50 per cent. and 100 per cent. of the award vesting based on annualised three year total shareholder return out-performance of an index of comparator companies (with full vesting for out-performance of 8.5 per cent. per annum above total shareholder return), with the remainder of the award vesting based on annualised average real growth in earnings per share growth of between 3 per cent. and 8 per cent.. The Remuneration Committee is therefore seeking the approval of shareholders to increase the normal limit on an individual's annual participation under the LTIS to 150 per cent. of a participant's annual salary, with the ability to award up to 200 per cent. of a participant's annual salary in exceptional circumstances.

10. IPF Employee Share Schemes

IPF has established five employee share schemes for use after Admission. These are the International Personal Finance plc Incentive Plan (the **"Incentive Plan"**), the International Personal Finance plc Performance Share Plan (the **"PSP"**), the International Personal Finance plc Exchange Share Scheme 2007 (the **"ESS"**), the International Personal Finance plc Employee Savings-Related Share Option Scheme (the **"Scheme"**) and the International Personal Finance plc International Employee Savings-Related Share Option Scheme (the **"International Scheme"**).

Operation of the IPF Employee Share Schemes is conditional upon approval of Resolutions 4 to 8 by PF Shareholders at the EGM.

The IPF Employee Share Schemes have been developed as part of an overall reward strategy for executive directors and other employees.

The terms of the Incentive Plan are intended to align the benefits that around 15 senior members of the IPF management team can earn under the Incentive Plan, directly with the interests of shareholders. The 30 per cent. (equivalent to a compound annual rate of return of 9.1 per cent.) total shareholder return (**"TSR"**) hurdle that must be achieved before any scheme benefits vest with the participants is both in excess of the IHC management's estimate of IHC's cost of capital and a recognition that shareholders should have benefited from a satisfactory total rate of return before the Incentive Plan participants are rewarded. The 3 per cent. of TSR that the participants can receive in aggregate under the Incentive Plan, if the hurdle level is achieved, is intended to be a market-competitive incentive and reward for participants for creating value for shareholders but at the same time not significantly diluting overall returns for shareholders. The Company's remuneration committee believes that an absolute TSR growth performance condition is the most appropriate for the Incentive Plan. The Company's remuneration committee also believes that there are not enough relevant comparator companies to allow the use of relative TSR, while IPF's plans for investment make earnings per share a poor measure of value creation in the first three years.

The PSP, the Scheme and the International Scheme are intended to replace existing PF Share Schemes. Participants in the ESS will be limited to the executive directors of IPF and other senior managers of IPF and its subsidiaries who held options under the Provident Financial Executive Share Option Scheme 2006 (which they are not being permitted to exercise) and awards under the Provident Financial Long Term Incentive Scheme 2006 (which are being cancelled) in return for the grant of new equivalent awards under the ESS.

A summary of the principal terms of the IPF Employee Share Schemes is set out in Schedule 3 to the notice of the Extraordinary General Meeting set out at the end of this document and your approval to the operation of these will be sought at the Extraordinary General Meeting.

11. Purchase of own shares

As a result of the changes to Provident Financial's share capital resulting from the PF Share Consolidation it will be necessary for an ordinary resolution to be passed at the Extraordinary General Meeting to replace the annual

standing authority granted to the Directors at the 2007 AGM in relation to the purchase by Provident Financial of its own shares.

This ordinary resolution is numbered 2 in the notice of the Extraordinary General Meeting set out at the end of this document and is conditional upon the PF Share Consolidation becoming effective. Under the terms of the resolution:

(a) Provident Financial may not purchase more than 12,859,500 PF Shares;

(b) the minimum price which Provident Financial may pay for each PF Share is its nominal value;

(c) the maximum price (excluding expenses) which Provident Financial may pay for each PF Share is 5 per cent. over the average of the middle-market price of a PF Share, based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which Provident Financial agrees to purchase the PF Shares;

(d) this authority will last from the date of this extraordinary general meeting until the conclusion of the next annual general meeting of Provident Financial or, if earlier, 12 July 2008; and

(e) Provident Financial may agree, before the authority ends, to purchase PF Shares even though the purchase is, or may be, completed after the authority ends.

The Board is committed to managing the capital of the Company effectively. Any purchases would be made only if to do so would result in an increase in the earnings per share of the Company and would be in the best interests of PF Shareholders. Earnings per share is the profit after tax of the Company divided by the weighted average number of shares in issue during the year. If any shares are purchased, they will either be cancelled or held in treasury. If the Board decides to hold such shares as treasury shares, any subsequent issue of these treasury shares for the purposes of equity based incentive schemes will be treated as being included in the ten per cent. dilution limit in those schemes. The Board will consider a number of options, including making purchases of the Company's shares pursuant to this authority, when examining the capital structure of the Company with a view to its optimisation following the Demerger.

12. Share dealing facility

Provident Financial and International Personal Finance will arrange for a free share dealing facility to be provided to enable certain PF Shareholders who receive Consolidated PF Shares and IPF Shares as a result of the Demerger to sell all (but not part only) of their newly acquired PF and/or IPF shares after the Demerger without incurring any charges (including any dealing charges or settlement charges). This free share dealing facility will be available to persons: (a) who appear on the PF Share Register or are a member of the PF Nominee Scheme as a holder of 1,000 or fewer PF Shares at the Demerger Record Time or 1,000 or fewer IPF Shares at Admission and (b) who are individuals resident in the United Kingdom. The free share dealing facility will not be available to persons who are resident in countries other than the United Kingdom. Details of the Share dealing facility will be circulated with the certificates in respect of the Consolidated PF Shares and the IPF Shares.

13. Taxation

The Demerger transaction is not expected to result in any material additional tax cost to the Company. IPF has agreed to indemnify the Company as regards certain corporation tax liabilities as described in paragraph 8.1(a) of Part VI (Additional Information) of this document.

A summary of certain UK taxation consequences for UK-resident PF Shareholders of the Demerger, the PF Share Consolidation and the Reduction of Capital is set out in paragraph 4 of Part III (Key information for PF Shareholders) of this document.

Non-UK-resident PF Shareholders should consult their own tax advisers with respect to the tax consequences of the Demerger, the PF Share Consolidation and the reduction of capital to them under the laws of their jurisdiction of tax residence and the laws of any other jurisdiction which may be applicable to them.

14. Additional information

Your attention is drawn to the additional information set out in Part VI (Additional Information) of this document.

15. Extraordinary General Meeting

Set out at the end of this document is a notice convening an Extraordinary General Meeting of Provident Financial to be held at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED at 11 a.m. on 13 July 2007.

At the Extraordinary General Meeting ordinary resolutions will be proposed:

(i) to approve the Demerger;

(ii) to approve the declaration of a special dividend in order to give effect to the Demerger;

(iii) to approve the PF Share Consolidation;

(iv) to authorise the Directors to give effect to the Demerger and the PF Share Consolidation;

(v) to update the Directors' authority in relation to the purchase by Provident Financial of its own shares; and

(vi) to amend the Provident Financial Long Term Incentive Scheme 2006; and

(vii) to approve the operation of the IPF Employee Share Schemes.

16. Action to be taken

You will find enclosed with this document a Form of Proxy to be used in connection with the Extraordinary General Meeting. It is important to us that our shareholders have the opportunity to vote even if they are unable to come to the EGM. If you are unable to come to the EGM you can use the enclosed Form of Proxy to nominate someone else to come to the meeting and vote for you (this person is called a proxy). You can, if you wish, nominate me to vote on your behalf in accordance with your instructions. To appoint a proxy you need to send back the Form of Proxy enclosed with this document to the Proxy Processing Centre of Capita Registrars as soon as possible and in any event so as to arrive no later than 11 a.m. on 11 July 2007. Alternatively you may fill in your Form of Proxy online at www.capitaregistrars.com, following the instructions on the Form of Proxy.

If you hold your PF Shares in uncertificated form (i.e. in CREST) you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by Capita Registrars (under CREST participant ID RA10), in each case by no later than 11 a.m. on 11 July 2007. Unless the Form of Proxy is received by the date and time specified above, it will be invalid.

If you are a member of the Provident Financial Company Nominee Scheme, you should request Capita IRG Trustees Limited to appoint you as a proxy if you wish to attend and vote on the resolutions at the EGM. If you are unable to come to the EGM, you may instruct Capita IRG Trustees Limited to vote in accordance with your instructions. In both cases you should send back the proxy request form enclosed with this document (or appoint a proxy or give instructions electronically) as soon as possible and in any event by 11 a.m. on 10 July 2007.

If you have any questions on how to complete the Form of Proxy, please contact the PF Shareholder helpline on telephone number 0870 162 3121 (or +44 20 8639 3399 if calling from outside the UK). This helpline is open from 9.00 a.m. to 5.00 p.m. Monday to Friday (but excluding public holidays). Please note that for our joint protection, calls to the helpline may be monitored, and for legal reasons, the PF Shareholder helpline is not able to advise on the merits of the Demerger or provide any personal legal, financial or tax advice.

Completion and posting of the Form of Proxy, completing the Form of Proxy online or completing and transmitting a CREST Proxy Instruction will not preclude you from attending and voting in person at the EGM if you wish to do so.

17. Recommendation

The Board considers the terms of the proposed Demerger, the Demerger Dividend, the PF Share Consolidation, the authority granted to the Directors to implement the PF Share Consolidation, the replacement of the Directors' authority in relation to the purchase by Provident Financial of its own shares, the amendments to the Provident Financial Long Term Incentive Scheme and the operation of the IPF Employee Share Schemes to be in the best interests of PF Shareholders taken as a whole. The Board has received financial advice from Merrill Lynch, Dresdner Kleinwort and Hawkpoint in relation to the Demerger and, in giving that

financial advice to the Board, each of Merrill Lynch, Dresdner Kleinwort and Hawkpoint has relied on the Board's commercial assessment of the proposed Demerger and the PF Share Consolidation.

The Board recommends that you vote in favour of all the resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings, amounting in aggregate to 70,692 PF Shares, which represent approximately 0.02 per cent. of Provident Financial's issued share capital.

Yours faithfully,

John van Kuffeler
Chairman

PART II

RISK FACTORS

Prior to voting on the Demerger, you should carefully consider the risks and uncertainties described below, in addition to the other information in this document. If any or a combination of these risks actually materialise, the business, operations, financial condition and prospects of the UK Group could be materially and adversely affected to the detriment of the Company and the PF Shareholders. In such case, the market price of PF Shares could decline and you may lose all or part of your investment.

Additional risks and uncertainties relating to the UK Group and the IPF Group which are not known to the Directors as at the date of this document, or that the Directors currently deem immaterial, may also have a material adverse effect on the UK Group if they materialise. If this occurs, the market price of PF Shares could decline and you may lose all or part of your investment.

This section contains the risks which the Directors believe to be the material risks for investors:

1. Risks related to the markets in which the UK Group operates

1.1 The UK Group is exposed to a number of market risks including credit-related risks and fluctuations in interest rates. Changes in market conditions could have a material adverse effect on the UK Group's business, results of operations and financial condition.

Credit Risk: The UK Group is exposed to risks associated with changes in the credit quality of its customers (which may be driven by, for example, socio-economic or customer-specific factors) and to the risk that their customers will not meet their obligations when they fall due. The UK Group accounts for the possibility that each customer may default by making provisions reflecting the UK Group's estimate of probable losses from its credit portfolio. If a higher than expected proportion of customers default or if the average amount lost as a result of defaults is higher than anticipated, actual losses due to customer defaults will exceed expected levels which could have a material adverse effect on the UK Group's business, results of operations and financial condition. A decline in the credit quality of its customers may also detract the UK Group from generating new business as agents become increasingly occupied with arrears management instead and may result in higher agent turnover (due to, for example, reduced commission for agents). Similarly, a decline in customer credit quality may also result in employees becoming increasingly focused on arrears management rather than generating new business and may result in increased staff turnover.

The UK Group has entered into derivative transactions solely for the purposes of efficient interest rate risk management and not for speculative purposes. If the UK Group engages in hedging transactions, it will be exposed to risk of default by derivative counterparties.

Liquidity risk: The UK Group relies, in part, upon the effective management of its banking and other borrowing relationships and upon securing facilities across a number of lenders. If several lenders to the UK Group fail to renew facilities upon expiry of their commitment period, the UK Group may not have sufficient financial resources available to fund the UK Group's lending to its customers or to meet all its obligations and commitments as they fall due or may only be able to access such financial resources at excessive cost or on unfavourable terms.

Failure to manage liquidity risk, notwithstanding the considerable resources which the UK Group devotes to managing such risk, could adversely impact the UK Group's business, results of operations and financial condition.

The Directors do not believe this to be a material risk for the next twelve months from the date of publication of this document because the commitment period of each of the facilities which the UK Group has secured with lenders extends beyond the next twelve months.

Interest Rate Fluctuations: The UK Group is currently exposed to changes in sterling interest rates on the unhedged sterling borrowings (net of unhedged investments) for UKHC and DAFS, (where borrowing costs benefit from falling interest rates and suffer from rising interest rates).

There can be no assurance that the resources which the UK Group devotes to managing the interest rate risk will enable the UK Group to successfully manage the potential negative impact of risks associated with rapid interest rate changes. Such changes could have a material adverse effect on the UK Group's business, results of operations and financial position.

1.2 The UK Group's businesses are subject to extensive regulation and associated regulatory and litigation risks (including the effects of changes in the laws, regulations, policies or their respective interpretations in the markets in which they operate) which could have a material adverse effect on the UK Group's business, results of operations and financial condition.

(a) The UK Group may be affected by changes in financial services, or other law, regulation, rules, guidance, codes of conduct, government policies and/or their respective interpretations applicable to the UK Group or affecting the industry and markets in which the UK Group operates.

The UK Group's operations are subject to legislation, regulations, rules, guidance, codes of conduct and government policies in the UK and Ireland. Regulatory authorities have broad jurisdiction over many aspects of the UK Group's business, including capital adequacy requirements, marketing and selling practices, advertising and terms of business.

Financial services laws, regulations, rules, guidance, codes of conduct, government policies and/or their respective interpretations currently affecting the UK Group may change and, although the UK Group monitors developments, it cannot predict with certainty future initiatives or changes.

As with other financial services institutions, modifications to existing legislation, regulation, rules, guidance, codes of conduct, government policies and/or their respective interpretations and/or new legislative and/or regulatory initiatives affecting the industry and markets in which the UK Group operates, and changes to the rules of industry organisations, may materially and adversely affect, amongst other things, the UK Group's product range and activities, the sales and pricing of certain product groups, the UK Group's profitability and capital requirements and may give rise to increased costs of compliance.

Potential legal and regulatory changes in relation to the home credit business could include the introduction of interest rate restrictions, changes to the laws or regulations on, or prohibition of, doorstep lending, more restrictive product regulation, more stringent consumer credit legislation, employment and health and safety legislation, or broader grounds for challenges to the UK Group's commercial practices or product terms and conditions by customers.

In the UK, the Department of Trade and Industry is currently in the process of implementing the Consumer Credit Act 2006, which brings about key changes to the UK regulatory framework for consumer credit. These changes include the introduction of a new fairness test for regulated consumer credit agreements, the conferral of discretion on the courts over whether non-compliant consumer credit agreements should be enforceable, the provision of an alternate dispute resolution system for consumer credit disputes, a review of the consumer credit licensing regime and the inclusion of a broader range of credit agreements within the scope of the legislation, and may have a material effect on the UK Group's business.

A proposal for a Directive on Consumer Credit by the European Commission reached political agreement in the Council of Ministers in May 2007 and will now need to be approved by the European Parliament. Since the Directive is still in draft form, it is not possible to be certain of its impact on the UK Group's business until a final form of the Directive and details of UK implementing legislation have been published.

The Directive on Unfair Commercial Practices was adopted by the European Commission in April 2005 and must be implemented in EU Member States by June 2007. The Directive prohibits certain practices such as pressure selling, misleading marketing and unfair advertising practices throughout the EU. The full effect of the legislation will only emerge over time as details of its implementation are clarified.

The UK Group would have to respond to any material changes in legislation or regulation which affected its business by adapting its products and procedures in the relevant market. There can be no assurance that the UK Group will be able to effectively respond to any such changes and this may have a material adverse effect upon the UK Group's business, results of operations and financial condition.

(b) The UK Group may be subject to changes in tax laws or regulations, or their respective interpretations.

The UK Group is subject to the effect of future changes in tax legislation and practice in the United Kingdom or any other tax jurisdiction affecting the Company or any other company within the UK Group and such changes could materially and adversely affect the Company's ability to achieve its business objective, decrease the post-tax returns to PF Shareholders, affect the taxation liabilities of PF

Shareholders in relation to PF Shares and limit the level of dividends the Company is able to pay. Any taxation relief referred to in this Circular as being available or potentially available to PF Shareholders is currently available or potentially available and may change.

Changes to taxation law, which includes rules governing personal taxes, capital taxes and indirect taxes, may also affect the attractiveness of certain products offered by the UK Group. This could result in a significant reduction in sales of those products which, in turn, could have a material adverse effect on the UK Group's business, results of operations and financial condition.

(c) ***The UK Group is, and in the future may be, subject to regulatory and legal actions or intervention in the ordinary course of its business.***

The UK Group is subject to risks of regulatory investigations and proceedings and of litigation in connection with its business. Regulatory and legal actions may be difficult to assess or quantify and may seek recovery of large or indeterminate amounts, which may remain unknown for substantial periods of time. In addition, such actions could result in adverse publicity for, or negative perceptions regarding, the UK Group or they could affect its relations with current and potential customers, as well as divert management's attentions from the day-to-day management of the UK Group's business.

Vanquis is subject to regulation by the FSA, which has broad powers under FSMA, including the authority to grant, vary the terms of, or cancel a regulated firm's authorisation, to regulate marketing and sales practices and to require the maintenance of adequate financial resources. The FSA may make enquiries of the companies which it regulates regarding compliance with regulations governing the conduct and operation of business, including the degree and sufficiency of supervision of the business and the handling and treatment of customers, and it can formally investigate a firm.

The Directors believe the regulated business of Vanquis dedicates sufficient resources to its compliance programmes, seeks to be proactive in dealing with the FSA in an open and co-operative way and keeps the FSA informed of relevant developments, endeavours to respond to regulatory enquiries in an appropriate way and takes corrective action when warranted. However, all regulated financial services companies face the risk that they fail to comply with applicable rules and guidance or have not undertaken corrective action as required by the FSA.

The existence of an investigation, even if unwarranted or ultimately dismissed, may lead to reputational damage or management distraction in dealing with such investigation. A finding that Vanquis had failed to comply with the FSA's rules and guidance could lead to disciplinary action, public censure, restitution, the imposition of fines or sanctions, the award of compensation, or the cancellation of the permission to engage in regulated activities in the United Kingdom, which could have a material adverse effect on the UK Group's reputation, business, results of operations and financial condition.

In the UK, issues and disputes arising from the administration of credit card accounts may typically, for individuals, be resolved by the UK Financial Ombudsman Service ("**FOS**") or through litigation. Decisions taken by the FOS might, if extended to a particular class or grouping of customers, have a material adverse effect on the UK Group's results and/or financial condition. This risk may be greater following the extension, from 6 April 2007, of the FOS' jurisdiction under the Consumer Credit Act 2006 to cover consumer credit offered by firms which are not authorised by the FSA.

(d) ***The UK Group could be subject to competition regulatory action or to a restriction on, or regulation of, its business activities if it is found to be dominant in a particular market or if a market in which it operates is not operating competitively.***

If the UK Group was perceived to have a position of dominance in the small sum credit market, its business could be subject to competition laws which prohibit the abuse by a company of its dominant position. The application of those laws might constrain the relevant company's trade practices and, for example, might limit prices or premiums charged for home credit or credit card products. If UKHC or Vanquis was found to have abused any dominant position, they could be subject to regulatory action (which may include fines of up to 10 per cent. of their turnover for the preceding business year) and to third party damages actions.

If local fair trading and/or competition authorities were to consider that any small sum credit market in which a UK Group business operates is not functioning competitively, that market could be subject to investigation. The relevant authority might launch an investigation, for example, on the basis of a complaint it had received or because of its own concerns about the small sum credit market. It is possible that any such investigation could identify competitive weaknesses in the relevant market. If this

were the case, the relevant authority would be able to require the industry participants to alter their practices, including by imposing controls on a business' pricing or other structural changes to products.

On 30 November 2006, the United Kingdom Competition Commission published its final report on the competitiveness of the UK home credit market. The inquiry was instigated following a ruling in December 2004 by the Office of Fair Trading that it had found sufficient evidence of anti-competitive practices to justify a reference to the Competition Commission. The Competition Commission made a finding of an adverse effect on competition and also set out a package of remedies that apply to all UK home credit lenders. These included (i) requiring lenders to share data on customers' payment records, (ii) requiring lenders to publish prices on a website, (iii) ensuring that the statements which lenders will be required to provide under the Consumer Credit Act 2006 will contain information relevant to home credit customers and (iv) ensuring that customers who repay a loan early get a fair rebate. However, the Competition Commission rejected the imposition of price caps on home credit loans, which it felt would have reduced the availability of home credit to customers without access to alternative sources of credit. It is expected that most of these remedies will be in operation by the end of 2008 and that the cost to the UK Group of implementing the remedies in its own operations will be approximately £10 million a year. There can be no assurance that the Competition Commission or the Office of Fair Trading will not revisit the issue of the competitiveness of the UK home credit market in the future.

(e) ***The UK regulatory system requires the UK Group to maintain minimum levels of capital in the UK Group and Vanquis and to implement and comply with a number of regulatory requirements relating to its capital. If the UK Group needed to raise additional external capital to satisfy these capital requirements, the UK Group might be unable to do so or it might find that its ability to raise such capital on favourable terms is impaired.***

As a group which is active in the banking sector, the UK Group is subject to prudential requirements at the group level, covering the quality of its systems and controls and the adequacy of regulatory capital across the group. Under the FSA's Rules, Vanquis, as a UK-incorporated bank, is required to maintain minimum amounts of regulatory capital.

Fluctuations in the fixed income and equity markets or profits of the UK Group would, directly or indirectly, affect levels of regulatory capital held by the UK Group. Were the UK Group to become unable to meet regulatory capital requirements in the future, this would be likely to lead to intervention by the FSA, which could be expected to require the UK Group and/or Vanquis to take steps for the security of customers with a view to restoring regulatory capital to acceptable levels.

Changes in or extensions to laws and regulations could also affect the level of capital which the UK Group is required to maintain. Vanquis has been working towards compliance with the regulatory capital requirements set out in the New Basel Capital Accord and the EU Capital Requirements Directive. However, the UK Group cannot predict with certainty the extent to which it might become subject to more stringent regulatory capital rules. If this was to happen, this would either reduce the amount of capital that might otherwise have been available to the UK Group to use in its business activities or available for distribution as profits, or, if it found itself unable to meet its regulatory requirements by redeploying existing capital available within the UK Group, mean that the UK Group would have to consider raising additional capital in the form of qualifying debt or equity. If it needed to raise additional capital from outside the UK Group, the UK Group might be unable to do so due to factors outside its control, such as market conditions, or it might find that its ability to raise such capital on favourable terms was impaired, which could result in it having to pay increased servicing or other costs for such capital.

1.3 Changes in the UK small sum credit market and, in particular, an increase in competition in such market, may materially and adversely affect the business, results of operations and financial condition of UKHC and/or Vanquis.

There is the risk of an increasing level of competition from existing or new competitors in the UK small sum credit market (in the home credit sector, small sum credit card sector and in other credit product sectors). UKHC's business model, which has high direct and overhead costs, may become unsustainable in the face of competition from other lenders who operate business models with lower direct and overhead costs. An increase in competition will place greater pressure upon UKHC and Vanquis to retain its existing customers and attract new customers and to recruit and retain high calibre staff.

2. **Risks related to the UK Group's business**

2.1 **The UK Group is subject to a number of business risks. Failure to manage such risks effectively could have a material adverse effect on the UK Group's business, results of operations and financial condition.**

(a) ***Possible risks to agent personal safety could adversely affect UKHC.***

Possible risks of personal injury to doorstep-sellers or, specifically, to agents engaged by UKHC could affect UKHC's ability to retain and engage agents (either generally or in particular geographic areas), could give rise to an increase in personal injury claims against UKHC and may damage the reputation, brands and profitability of the UK Group. It may also lead to a change in legislation, regulations, rules, guidance, codes of conduct and government policies relating to the health and safety of doorstep-sellers which may require UKHC to review its business model and which may be adverse to the business, results of operations and financial condition of the UK Group. Over a number of years a small number of UKHC's agents have sustained fatal or other personal injuries during the course of, or for reasons related to, their work for UKHC.

(b) ***The run-off of the portfolio of residual receivables from DAFS may not achieve the anticipated returns.***

The Company may underestimate the costs of realising DAFS' assets over the period until run-off is complete. There is no relevant precedent for such a run-off in the Group and the collection pattern and costs of the past may be an inadequate guide to the future. The Company may also overestimate the realisation value of the residual receivables from DAFS. Additional or unexpected liabilities may arise from complaints relating to the possible mis-selling of products to customers of the Yes Car Credit products or, as with the UK Group's other credit businesses, from any unforeseen challenges to the enforceability of the Yes Car Credit customer contracts.

If the Company was required to increase its provisions on the occurrence of any of the above circumstances, this may have a material adverse effect on the UK Group's business, results of operations and financial condition.

(c) ***Provisions made by the Group in respect of certain potential tax liabilities may be insufficient.***

HM Revenue and Customs have raised questions about the tax consequences of some of the transactions effected by the UK Group. The Company has taken advice in relation to these matters and believes that appropriate provisions have been made. However, it is possible that the amount of tax ultimately payable may exceed the provisions.

2.2 **The UK Group may incur losses or liabilities from defective transactions or contracts which could have a material adverse effect on the UK Group's business, results of operations and financial condition.**

Loss may arise or liabilities may be incurred from defective transactions or contracts, either where contractual obligations are not enforceable or are judged unlawful or do not allocate rights and obligations as intended, or are enforceable against the UK Group in an adverse way. This may arise in a number of ways. For instance:

Enforceability of contracts: The UK Group may incur losses if it cannot recover all or part of the debt from its customers because its contracts with those customers are held to be partly or wholly unenforceable.

Failure by the UK Group to sustain effective debt recovery methods or a loss in confidence in UKHC and/or Vanquis to recover debt under its contracts with customers, by recourse to the courts or otherwise, could severely impede the UK Group's home credit and/or credit card business. Further, although the Yes Car Credit business has been in run-off since December 2005, the active collection of the residual book will remain material to the UK Group at least into 2008. The success of this collection process depends on the enforceability of the consumer credit agreements comprising this residual book. Changes in interpretation of law, regulation, rules, guidance, codes of conduct or government policies, or changes in such law, regulation etc. and/or their respective interpretations, could affect the enforceability of the consumer credit agreements and DAFS' ability to collect the residual book.

Status of home credit agent: The home credit agent is treated as being self-employed. A challenge to the status of the home credit agents could, if successful, render the UK Group liable to, amongst other things,

additional operating costs, fines for breach of the relevant legislation and additional taxation payments on behalf of all persons whose status is reclassified from self-employed to employee.

2.3 Operational risks are inherent in all of the UK Group's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal processes and controls, systems or from human error or external events. If any of these operational risks should occur, they could have a material adverse effect on its business, results of operations and financial condition.

(a) System and technological failures or ineffectiveness, corruption of databases and service disruption may occur and could result in additional administrative and remediation costs, loss of business and profits, and/or cause reputational damage to the UK Group.

As with other retail financial services groups, the UK Group's business depends on its ability to process a large number of transactions efficiently and accurately. The UK Group's ability to maintain financial and operating controls, to monitor and manage its risk exposures across the UK Group, to keep accurate records, to provide high-quality customer service and to develop and sell profitable products and services in the future depends, in part, on the uninterrupted and efficient operation of its information and communications systems, including its information technology and other systems which protect business continuity.

However, in common with information technology systems generally, losses can result from inadequate or failed internal control processes and protection systems, human error, fraud or external events that interrupt normal business operations. The UK Group's information technology, databases and other systems may be subject to damage or interruption from floods, fires, power loss, telecommunication failures and similar events as well as to damage from the introduction to its systems of incorrect programming language by its employees. These systems may also be subject to computer viruses, physical or electronic break-ins, sabotage, vandalism and similar misconduct. The same is true of third party service providers and software providers on which the UK Group depends.

If any of these risks materialise, the interruption or failure of the UK Group's information technology and communications systems could impair the UK Group's ability to provide its products and services effectively causing direct financial loss. In addition, it could damage the UK Group's reputation if customers believe its systems are unreliable which, in turn, could have an adverse effect on the UK Group's ability to attract new and retain existing customers. Technology failure or underperformance could also result in a higher number of customer and agent disputes and may increase the UK Group's litigation and regulatory exposure or require it to incur higher administrative costs (including remediation costs). Further, an irrecoverable loss of any customer database would be expensive and time-consuming to endeavour to retrieve or recreate, would have a material adverse effect on the UK Group's operations and financial situation and may damage its reputation and brand.

(b) The UK Group may be affected by disputes with or the failure of adequate provision of services by key third party suppliers.

As with other retail financial services groups, disputes arising with, or failure of adequate provision of services by, third parties who provide ancillary services which are material to the UK Group's business (for example, the provision by FDI of transaction processing services and settlement system accounting with VISA for Vanquis) may cause disruption to the UK Group's operations, result in losses, may lead to incurred legal and court costs and also detract management's time from the UK Group's business, thereby affecting it, its results of operations and financial condition.

2.4 The UK Group is dependent on key executives and certain employees. Failure to attract, motivate and retain high quality and highly skilled personnel at all levels of the UK Group's business could materially and adversely affect its business, results of operations and financial condition.

The UK Group is dependent on its ability to attract, motivate and retain high quality and highly skilled management.

The UK Group is dependent on existing key executives and its senior to middle management in order to sustain, develop and grow its business and there can be no assurances that these employees will remain with the UK Group.

The UK Group's success will depend upon its ability to attract, motivate and retain additional executives and personnel. It is expected that the UK Group will continue to grow and will expand into new products and

markets following the Demerger. Expansion can place significant strain on existing management, employees, systems and resources. As the UK Group grows, it will need to recruit and retain additional suitable personnel and failure to do so could result in a reduction in the UK Group's profitability.

The loss of key personnel or of a substantial number of talented employees, or an inability to attract, retain and motivate the calibre of employees required for the continuation of, and the expansion of, the UK Group's activities, could cause disruption in the UK Group's business and adversely affect its business, results of operations and financial condition.

2.5 UKHC is heavily reliant upon its ability to engage and retain high calibre agents. Failure to do so could materially and adversely affect UKHC's business, results of operations and financial condition.

The delivery of loans and collection of repayments from customers' homes is the defining feature of UKHC and relies on the engagement and retention of high calibre agents. Much discretion is left to the agents to assess the credit needs and creditworthiness of their customers and to effectively determine the selection of a large percentage of UKHC's customer base. The home visit and the agent remuneration system both play a key role in risk management, preventing over-lending/over-borrowing and keeping bad debts at acceptable levels. The level of exposure to the credit quality of, and likelihood of recoverability of loans and amounts due from, home-collected credit customers will depend upon the skill and judgement of the agents to assess a customer's financial circumstances and their suitability as a customer of UKHC's products. UKHC relies upon the trustworthiness of its agents and theft by agents does occur. Excessive or persistent abuse in a market by agents of their positions coupled with failure of the processes and controls in place in UKHC to effectively control and limit such abuses would impact upon its profitability and success.

UKHC needs to continue to engage agents in order to service existing customers and to seek new business at a pace which serves both the UK Group's existing requirements at any given time as well as any policy for expansion.

UKHC also needs to be able to retain its agents. Experience has shown that the longer an agent remains with UKHC, the better he or she comes to understand the financial position of customers, which should result in improved credit decisions, lower levels of write-offs and increased profitability for the UK Group as a whole. Experienced agents also promote customer loyalty through developing relationships with their customers and through subsequent loans to customers. The loss of a substantial number of existing experienced agents could therefore have a material adverse effect on the UK Group's business, results of operations and financial condition.

2.6 The success of the UK Group's business is dependent on the UK Group's brands and reputation. Damage to the UK Group's brands or reputation or a decline in customer confidence in the UK Group or its products could have a material adverse effect on the UK Group's business, results of operations and financial condition.

The UK Group's success and, in particular, sales and collection, are dependent, in part, upon the strength of the UK Group brands and the reputations of UKHC and Vanquis. The UK Group operates in an industry where integrity and customer trust and confidence are important. The UK Group could suffer damage to its reputation and brands as a result of adverse publicity in connection with, for example, the perception of high charges (when compared with prime market providers and non-home credit products) in its home credit and credit card products. Such adverse publicity could derive from the activities of legislators, pressure groups and the press in spite of high levels of satisfaction amongst its customers. Adverse publicity could directly affect customer willingness to take UK Group products, make it more difficult for the UK Group to recruit and retain management and employees and thereby directly affect profitability. It could also adversely affect its ability to engage and retain agents. Unfavourable publicity could in turn lead to increased pressure for changes to regulation of the consumer credit industry in the UK, with material and adverse consequences on the UK Group's business, results of operations and financial condition.

2.7 The expansion of the UK Group is subject to a number of risks which, if they arise, could have a material adverse effect on the UK Group's business, results of operations and financial condition.

To achieve and sustain growth, the UK Group will need to monitor the economic cycles and customer base of each of the markets in which it operates, offer products in those markets which are tailored to meet the needs of that market and successfully market those products. Successful customer growth in the UK Group's businesses would be jeopardised by (i) overestimating the sizes of their target markets, (ii) failing effectively to manage the process of addressing their target markets and acquiring customers, (iii) failing to adapt their

product ranges to changes in their prospects' and customers' requirements and (iv) unforeseen economic patterns resulting in shrinking non-prime sectors. As a result, the UK Group may not be able to sustain growth in customer numbers or to increase further the number of customers in markets where it is already well established.

The UK Group will also seek to introduce new product groups, pricing and credit assessment analysis methods and uses of data in order to retain existing customers whose needs have evolved, and to attract new customers for whom the existing product offering or methods of acquisition are unattractive or ineffective and/or for whom more competitive pricing and more sophisticated underwriting processes are required. However, the UK Group may make an error of judgement in the conception, planning and/or implementation of these strategies and methods.

2.8 Impairment of the value of intellectual property could diminish the competitive position of the UK Group which could have a material adverse effect on the UK Group's business, results of operations and financial condition.

If there is any unauthorised use or infringement of the UK Group's intellectual property rights and the UK Group fails to enforce such rights, or the UK Group fails to maintain its database right and the database's integrity, the value of the UK Group's products and services could be diminished, its competitive position could be adversely affected and its business may suffer.

There are also risks inherent in using the same name as another entity as the UK Group may suffer the adverse consequences of any damage to the "*Provident*" name caused by such other entity.

If the UK Group discloses, other than under an obligation of confidence, the source code of any material software which it owns or is licensed to use (for example, its FOCUS transaction and arrears management software), the value of such software may be impaired. If the UK Group develops software using external consultants and fails to enter into appropriate licence or assignment agreements, or uses third party software other than as permitted by the relevant licence, its right to use such software may be impaired and there may be a risk of infringement of third party rights.

2.9 Failure by a member of the UK Group to comply with privacy and data protection laws and regulation may lead to action being taken against that member and/or the UK Group which could have a material adverse effect on the UK Group's business, results of operations and financial condition.

The UK Group relies on the collection and use of information from customers to conduct its business. It discloses its information collection and usage practices in a published privacy policy on the websites of its operating entities, which may be modified from time to time to meet operational needs, changes in the law or industry best practice. Companies within the UK Group may be subject to investigative or enforcement actions by data protection authorities, legal claims and reputational damage if they act or are perceived to be acting inconsistently with the terms of the privacy policy, customer expectations or applicable law. In addition, concern among customers about the UK Group's privacy practices could deter them from using its services and require the alteration of its business practices with attendant costs and possible loss of revenue.

Concerns may be expressed about whether the UK Group's use of data compromises the privacy of customers. Concerns about the UK Group's collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage its reputation and operating results.

Data protection legislation and regulation in the jurisdictions in which the UK Group operates may change in the future and impose new burdensome requirements, compliance with which may increase the UK Group's costs or require it to change the way it conducts business with attendant costs and possible loss of revenue.

3. Risks related to the Demerger and investment in Provident Financial

3.1 The PF Shares may be subject to market price volatility and the market price of the PF Shares may decline disproportionately in response to adverse developments that may or may not be related to the UK Group's operating performance.

There may not be a liquid market for the PF Shares. The market price of PF Shares may be volatile and could be subject to significant fluctuations due to a change in the sentiment in the stock market regarding PF Shares or securities similar to them or in response to various facts and events, including, but not limited to,

those referred to in these Risk Factors as well as period-to-period variations in operating results or changes in turnover or profit estimates by the Company, industry participants or financial analysts. The price could also be adversely affected by developments unrelated to the UK Group's operating performance such as the operating and share price performance of other companies that investors may consider comparable to the Company, speculation about the Company in the press or the investment community, strategic actions by competitors, such as acquisitions and restructurings, and changes in market conditions or the legal or regulatory environment. Consequently, the market price of PF Shares may be highly volatile and may go up or down.

3.2 The Company may not realise the perceived benefits of the Demerger.

The Company may not realise the anticipated benefits of the Demerger set out in Part I. The Company may encounter substantial difficulties in achieving these anticipated benefits and/or these anticipated benefits may not materialise.

3.3 Post-Demerger, the IPF Group may become a direct competitor of Provident Financial and this could materially and adversely affect the UK Group's business, results of operations and financial condition.

Although it is not within current expectations, post-Demerger, the IPF Group may compete with the UK Group. The IPF Group will be well placed to compete with the UK Group as its management will have had the benefit of expertise and experience gained when part of the larger Provident Financial group prior to the Demerger. A significant reduction in the UK Group's customers as a consequence of competition from the IPF Group may materially and adversely affect the UK Group's business, results of operations and financial condition. The IPF Group may also expand its business into new markets in which the UK Group does not currently operate, and so potentially stem expansion of the UK Group.

3.4 Sales of a substantial number of PF Shares after the Demerger, or the prospect of such sales, could materially adversely affect the price of those securities.

After the Demerger, there may be substantial trading activity in PF Shares. This may occur because, for example, the PF Shareholders who receive Demerger Shares do not wish to hold lower growth shares. A high level of trading activity may lead to volatility in the price of PF Shares and significant selling pressure may adversely affect the price of PF Shares. Declines in the market price of PF Shares may impair the Company's ability to raise capital through an offering of shares in the future.

3.5 The Company's ability to pay dividends is limited by applicable company law, its status as a holding company and the performance of the UK Group.

The Company will be unable to pay cash dividends to its shareholders unless it has distributable reserves and cash available. In addition, as a holding company, the Company has no operations of its own and, as a result, it is dependent on distributions from its subsidiaries or its ability to borrow to generate funds necessary to meet its obligations and pay dividends. In general, claims of the subsidiary's creditors will have priority with respect to the assets and earnings of that subsidiary over the claims of its parent company as a shareholder. As a result, any claims made by the Company as a shareholder of its subsidiaries will effectively be subordinated to claims of the subsidiaries' creditors. In addition, if the Company cannot obtain sufficient cash flows from its subsidiaries, it will not be able to fund its obligations or pay dividends. The regulatory systems under which certain of the Company's subsidiaries operate may restrict their ability to pay dividends.

Any downturn in the performance of the UK Group resulting from exposure to any of the risks set out in this Part II, including but not limited to the impact of changes to the legal, regulatory and taxation regimes in which it operates and the failure successfully to implement future strategies, could also serve to restrict the level of dividends payable by the Company.

3.6 Holders of PF Shares outside the United Kingdom may not be able to exercise pre-emption rights.

In the case of an increase in the Company's issued share capital, shareholders will have certain statutory pre-emption rights unless those rights are disapplied by a special resolution of the shareholders at a general meeting. Securities laws of certain jurisdictions may restrict the Company's ability to allow participation by shareholders in such jurisdictions in any future issue of shares carried out on a pre-emptive basis.

In particular, US holders of PF Shares may not be able to exercise their pre-emption rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available thereunder. The Company's directors intend to evaluate at the time of any rights issue the cost and potential liabilities associated with any such registration statement, as well as the indirect benefits to the Company of enabling the exercise by its US holders of their pre-emption rights for additional shares and any other factors they consider appropriate at the time and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed and declared effective or that an exemption from registration would be available so as to enable the exercise of such holders' pre-emption rights.

3.7 The rights of shareholders will be governed by English law. Not all rights available to shareholders under US law may be available.

Rights afforded to holders of PF Shares under English law will differ in certain respects from the rights of shareholders in typical US corporations. The rights of holders of PF Shares and the Articles of Association will be governed by English law. In particular, English law significantly limits the circumstances under which shareholders of English companies can bring derivative actions. Under English law, in most cases, only the Company could be the proper claimant for the purposes of maintaining proceedings in respect of wrongful acts committed against it. Neither an individual shareholder nor any group of shareholders will have any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a US corporation.

3.8 Post-Demerger, Provident Financial may be required to indemnify the IPF Group for liability for tax and related interest incurred by the IPF Group in Poland in respect of full accounting reference periods prior to the Demerger.

The Polish business of IHC, in common with a number of other financial institutions in Poland, has been subject to a corporate income tax audit in respect of the years 2003 and 2004. The audit is ongoing and could, in time, be extended to other years. A number of areas are being challenged, in particular, the recognition of revenue for tax purposes and intra-group credit risk hedging arrangements. If these areas were ultimately all resolved in favour of the Polish tax authorities, this would result in a material adverse impact on the tax charge to the Polish business.

Provident Financial has agreed to indemnify the IPF Group in respect of any adverse tax charge arising from the Polish tax audit and to provide (or procure the provision of) security if Provident Polska is required to provide security by the tax authorities in Poland pending final determination of an audit. In addition Provident Financial has incorporated its assessment of the additional regulatory capital requirement which the issue of the indemnity and provision or procurement of security as described above is likely to impose as part of its capital adequacy assessment submitted to the FSA.

The Directors do not believe that there is material risk of a material liability arising under the indemnity or of Provident Financial being required to provide (or procure the provision of) security for a material amount. However, the audit is at a relatively early stage and there can be no assurance that the liability under the indemnity will not arise nor that any such liability will not be material nor that Provident Financial will not be required to provide (or procure the provision of) security.

PART III

KEY INFORMATION FOR PF SHAREHOLDERS

1. Basis of the Demerger and Demerger Resolution

The Demerger is conditional, inter alia, upon the passing of the Demerger Resolution to be proposed as an ordinary resolution at the Extraordinary General Meeting and the approval of the payment of the Demerger Dividend by the Board. The Demerger will be effective immediately prior to Admission. The notice of the Extraordinary General Meeting appears on pages 93 and 94 of this document.

1.1 Dividend Demerger

The Demerger will be effected by Provident Financial declaring a special dividend on the PF Shares which will be satisfied by the transfer to International Personal Finance of the whole of the issued share capital of PIHL. In consideration for that transfer, International Personal Finance will allot and issue IPF Shares, credited as fully paid up, to the holders of PF Shares on the PF Share Register at the Demerger Record Time on the basis of:

one IPF Share
for each PF Share

held at the Demerger Record Time, save that the number of IPF Shares to be allotted and issued to each of John Harnett and Rosamond Marshall Smith will be reduced by the number of IPF Shares already held by them so that, upon the Demerger becoming effective, all PF Shareholders (including John Harnett and Rosamond Marshall Smith) will hold one IPF Share for each PF Share held at the Demerger Record Time.

PF Shareholders are being asked to approve the Demerger Dividend in accordance with the Articles of Association. The Demerger Resolution approving the Demerger Dividend is set out at resolution 1 in the notice of Extraordinary General Meeting on pages 93 and 94 of this document.

Based on the number of PF Shares in issue on 22 June 2007 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional PF Shares that may be issued prior to the Demerger Record Time, the number of IPF Shares in issue immediately following the Demerger will be approximately 257,433,562 IPF Shares of 170 pence each.

1.2 PF Share Consolidation

Following the Demerger, and subject to the passing of resolution 1 in the notice of Extraordinary General Meeting, the share capital of Provident Financial will be sub-divided and consolidated. Consequently, PF Shareholders will receive:

1 Consolidated PF Share
for every 2 non-consolidated PF Shares

held upon completion of the Demerger. The purpose of the PF Share Consolidation is to preserve the value of share options and awards under PF Employee Share Schemes and to maintain, so far as reasonably practicable, the pre-Demerger share price, the comparability of historic and future earnings per share and dividend per share data.

For any PF Shareholder whose holding of non-consolidated PF Shares of nominal value $10\frac{4}{11}$ pence each is not exactly divisible by two, the resultant number of Consolidated PF Shares of nominal value $20\frac{8}{11}$ pence each that each PF Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a Consolidated PF Share will arise.

1.3 Reduction of Capital

Shortly after Admission becomes effective, the capital of International Personal Finance will, subject to the confirmation of the Court, be reduced by decreasing the nominal value of each IPF Share from 170 pence to 10 pence.

Rosamond Marshall Smith and John Harnett, as the initial IPF Shareholders, have resolved by a special resolution passed on 30 May 2007 (the **"Reduction Resolution"**) to reduce the share capital of International Personal Finance as described above. The text of the Reduction Resolution is as follows:

> "THAT subject to and conditional on admission of the ordinary shares in the capital of the Company to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities, the nominal value of each ordinary share be reduced from 170 pence to 10 pence".

The Reduction of Capital will require the confirmation of the Court under section 135 of the Act and, if so confirmed, will create distributable reserves on the balance sheet of International Personal Finance of approximately £410 million. This will provide International Personal Finance with, among other things, additional capacity for the payment of future dividends.

It is intended that any creditors or contingent creditors of International Personal Finance at the time the Reduction of Capital becomes effective will have given their written consent to the Reduction of Capital and that, accordingly, there will be no requirement to take measures to protect creditors.

The Reduction of Capital is expected to become effective on 19 July 2007.

Overall, as a result of the Demerger and the PF Share Consolidation described above, PF Shareholders will receive:

1 Consolidated PF Share and 2 IPF Shares
for every 2 non-consolidated PF Shares held at the Demerger Record Time

1.4 Fractional entitlements

Individual fractional entitlements to Consolidated PF Shares will be aggregated and sold in the open market by Dresdner Kleinwort at the best price reasonably obtainable. Provident Financial will retain the aggregate proceeds of sale of such Consolidated PF Shares, unless the aggregate amount to which any shareholder would be entitled in respect of the PF Share Consolidation (net of any commission, dealing costs and administrative expenses) is £3 or more, in which case the net proceeds will be paid to each such shareholder proportionately to his entitlement, with cheques for such proceeds expected to be despatched to those entitled (at their risk) by 27 July 2007.

2. Admission, dealings, share certificates and CREST

2.1 Admission

Application has been made for the admission of the IPF Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's main market for listed securities. Application has also been made for up to 128,716,781 Consolidated PF Shares of nominal value of $20^{8}/_{11}$ pence each to be so admitted. It is expected that Admission and the admission of the Consolidated PF Shares will become effective, and dealings for normal settlement will commence, at 8.00 a.m. on 16 July 2007.

2.2 Dealings

For a transferee to be a registered holder of PF Shares by the Demerger Record Time, a transfer of PF Shares must be recorded on the PF Share Register held by the Registrar by 5.00 p.m. on 13 July 2007.

2.3 Share certificates

Holders of PF Shares on the PF Share Register at the Demerger Record Time will constitute the opening IPF Share Register.

The entitlement to receive IPF Shares pursuant to the Demerger is not transferable save to satisfy valid market claims. It is expected that definitive certificates in respect of IPF Shares and Consolidated PF Shares will be posted to entitled holders of IPF Shares and Consolidated PF Shares (who hold their shares in certificated form) at their registered address on the relevant share register after the Reduction of Capital becomes effective and, in any event, by no later than 27 July 2007. Temporary documents of title will not be issued. Pending despatch of the certificates, transfers will be certified against the relevant share register by the Registrars. Share certificates will be despatched to IPF Shareholders and PF Shareholders at their own risk.

IPF will not be offering a nominee scheme in respect of the holding of IPF Shares. Consequently all PF Shareholders who are members of the PF Nominee Scheme whose PF Shares are held by Capita IRG Trustees Limited will receive their entitlement to IPF Shares in certificated form.

2.4 CREST

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles of Association and the International Personal Finance articles of association permit the holding of PF Shares and IPF Shares respectively under the CREST system. Provident Financial and International Personal Finance will respectively apply for the PF Shares and the IPF Shares to be admitted to CREST with effect from Admission.

Holders of PF Shares on the PF Share Register at the Demerger Record Time who hold their PF Shares in uncertificated form through CREST will receive uncertificated Consolidated PF Shares and uncertificated IPF Shares into the same CREST accounts immediately following Admission.

2.5 Dividend mandates

Existing dividend mandates to bank or building society accounts given in relation to dividends paid by Provident Financial will continue to apply to Consolidated PF Shares and will also be applied automatically to IPF Shares arising as a result of the Demerger.

2.6 Share dealing facility

Provident Financial and International Personal Finance will arrange for a free share dealing facility to be provided to enable certain PF Shareholders who receive Consolidated PF Shares and IPF Shares as a result of the Demerger to sell all (but not part only) of their newly acquired PF and/or IPF shares after the Demerger without incurring any charges (including any dealing charges or settlement charges). This free share dealing facility will be available to persons: (a) who appear on the PF Share Register or are a member of the PF Nominee Scheme as a holder of 1,000 or fewer PF Shares at the Demerger Record Time or 1,000 or fewer IPF Shares at Admission and (b) who are individuals resident in the United Kingdom. The free share dealing facility will not be available to persons who are resident in countries other than the United Kingdom. Details of the Share dealing facility will be circulated with the certificates in respect of the Consolidated PF Shares and the IPF Shares.

3. Continuing arrangements between Provident Financial and International Personal Finance

Implementation of the Demerger and the relationship between Provident Financial and International Personal Finance after the Demerger is regulated by a demerger agreement entered into on 25 June 2007. For a description of the Demerger Agreement see under "Material contracts" in paragraph 8 of Part VI (Additional Information) of this document.

Any business arrangement between any member of the UK Group and any member of the IPF Group after the Demerger will be entered into at arm's length and on normal commercial terms.

4. UK taxation

The following paragraphs are intended to apply only as a summary of the UK tax law and practice of HM Revenue and Customs (**"HMRC"**) as at the date of this document. The summary is intended as a general guide only and is not exhaustive and, except where expressly provided otherwise, relates only to the position of PF Shareholders who (i) are resident or (in the case of individuals) ordinarily resident only in the United Kingdom for United Kingdom tax purposes at all relevant times, (ii) are absolute beneficial owners of their PF Shares and (iii) hold their PF Shares as an investment.

It should be noted that the following paragraphs may not apply to certain classes of persons such as dealers, collective investment schemes, and persons who are regarded as having acquired their PF Shares by reason of their employment. Anyone who is in any doubt as to their taxation position in respect of the Demerger or who may be subject to tax in any jurisdiction other than the United Kingdom should consult an appropriate independent professional adviser.

4.1 Taxation of Chargeable Gains

(a) The Demerger

Clearance has been obtained from HMRC under section 138(1) of the Taxation of Chargeable Gains Act 1992 that they are satisfied that the Demerger is being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is tax avoidance. Accordingly PF Shareholders should not be treated, by virtue of the receipt of IPF Shares under the Demerger, as making a disposal or part disposal of their PF Shares for the

purposes of taxation of chargeable gains. The IPF Shares issued to each holder of PF Shares should be treated as the same asset and as having been acquired at the same time as the PF Shares. On this basis they should not incur liability to taxation of chargeable gains in respect of the Demerger. The aggregate base cost for the purposes of taxation of chargeable gains of the PF Shares and the IPF Shares immediately after the Demerger should be the same as the base cost of the PF Shares immediately before the Demerger. Such base cost should be apportioned between the PF Shares and the IPF Shares held by each shareholder by reference to their respective market values on the first day on which the market values or prices are quoted or published for such shares.

(b) The PF Share Consolidation

For the purposes of United Kingdom taxation of chargeable gains, the receipt of Consolidated PF Shares arising from the PF Share Consolidation should result from a reorganisation of the share capital of Provident Financial. Accordingly, save as mentioned below, holders of PF Shares should not be treated, by virtue of the receipt of Consolidated PF Shares pursuant to the PF Share Consolidation, as making a disposal or part disposal of their PF Shares for the purposes of taxation of chargeable gains. On this basis they should not incur liability for taxation of chargeable gains in respect of the PF Share Consolidation. The Consolidated PF Shares should be treated as the same asset as, and as having been acquired at the same time as, the PF Shares from which they are derived. The base cost of the Consolidated PF Shares should be the same as the base cost apportioned to the PF Shares on the Demerger, as described above.

If and to the extent that holders of PF Shares receive cash by virtue of any Consolidated PF Shares to which they have fractional entitlements being sold in the market on their behalf, such holders should not be treated as making a disposal or part disposal of those shares and accordingly should not incur liability to taxation of chargeable gains where the cash receipt is small compared with the value of the shares held by the holder prior to the PF Share Consolidation. Instead, the cash amount will be deducted from the base cost apportioned to those shares on the Demerger. Current HMRC practice is generally to regard a receipt as being "small" if its amount or value is five per cent. or less of the value of the shares in respect of which the entitlement to the receipt arose or if its amount or value is £3,000 or less (regardless of whether it would also meet the five per cent. or less test).

(c) The Reduction of Capital

A holder of IPF Shares will not be treated, by reason of the Reduction of Capital, as making a disposal of all or part of his holding of consolidated IPF Shares for the purposes of taxation of chargeable gains.

4.2 Taxation of Income

(a) Demerger

HMRC has granted clearance under section 215(1) of the Income and Corporation Taxes Act 1988 confirming that the transfer of shares in PIHL and the issue of IPF Shares under the Demerger will qualify as an exempt distribution within the meaning of section 213 of that Act. Accordingly holders of IPF Shares should not be regarded as having received income for the purposes of taxation of income on receipt of their IPF Shares. In consequence, they should not incur liability to taxation of income in respect of the receipt of IPF Shares (and will not be entitled to any tax credit in respect of that receipt).

HMRC has also granted clearance under section 707(1) of the Income and Corporation Taxes Act 1988 confirming that it is satisfied that the transactions in securities involved in the Demerger are such that no notice under section 703(3) of that Act should be given in respect of them. (Under section 703(3) HMRC may, if certain conditions are satisfied, serve a notice on any person counteracting a tax advantage obtained or obtainable by him or her in consequence of any transaction or transactions in securities.)

(b) Taxation of dividends on IPF Shares

No amounts in respect of tax will be withheld at source from any dividend payments made by International Personal Finance.

Where International Personal Finance pays a dividend, an IPF Shareholder who is an individual and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the aggregate of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in

which case the individual will to that extent pay tax on the aggregate of the dividend and the related tax credit of an amount determined by applying the "dividend upper rate", which is 32.5 per cent., to the aggregate of the dividend and the tax credit and then deducting the tax credit from that sum.

So, for example, a dividend of £80 will carry a tax credit of £8.89 (one ninth of £80) and to the extent that the aggregate of the dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the dividend by the individual will be 32.5 per cent. of £88.89 (i.e. the dividend of £80 plus the tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net charge of £20 (or 25 per cent. of the dividend).

United Kingdom exempt approved pension funds and charities will not be liable to income tax or corporation tax on dividends received by them from International Personal Finance but they will not be able to reclaim any tax credit attaching to such dividends.

Subject to the application of certain special rules for some insurance companies, a corporate IPF Shareholder that is resident for tax purposes in the United Kingdom and that receives a dividend paid by International Personal Finance will not be taxable on the receipt of that dividend.

4.3 Stamp duty and stamp duty reserve tax ("SDRT")

No liability to stamp duty or SDRT will generally be incurred by the PF Shareholders as a result of either the issue to them of IPF Shares pursuant to the Demerger or of Consolidated PF Shares pursuant to the PF Share Consolidation. This statement does not apply to persons such as market makers, brokers, dealers, intermediaries and persons connected with depositary arrangements or clearance services, to whom special rules apply.

5. Overseas Shareholders

5.1 US shareholders

PF Shareholders who are citizens or residents of the United States are advised that the IPF Shares have not been and will not be registered under the US Exchange Act or US Securities Act. International Personal Finance expects to obtain an exemption from the reporting requirements of section 12(g) of the US Exchange Act pursuant to Rule 12g3-2(b) thereunder. Pursuant to such exemption, International Personal Finance will comply with the information supplying requirements of Rule 12g3-2(b), which requires International Personal Finance to furnish to the SEC information that (a) it has made or is required to make public in the United Kingdom; (b) it has filed or is required to file with the London Stock Exchange and which was made public by such exchange; or (c) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by International Personal Finance may be obtained from the public reference facilities maintained by the SEC in Washington DC at prescribed rates.

The IPF Shares are expected to be listed on the London Stock Exchange. Provident Financial is not aware of any intention by International Personal Finance to list the IPF Shares on a US securities exchange or to obtain a quotation on NASDAQ or any other inter-dealer quotation system in the United States. Provident Financial does not intend to take action to facilitate a market in IPF Shares in the United States, nor is it aware of any intention of International Personal Finance to do so. Consequently, Provident Financial believes that it is unlikely that an active trading market in the United States will develop for the IPF Shares.

Neither the SEC nor any US state securities commission has approved or disapproved the IPF Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

5.2 Other jurisdictions

Any person outside the UK who is resident in, or who has a registered address in or is a citizen of, an overseas territory and who is to receive IPF Shares pursuant to the Demerger, should consult his professional advisers and satisfy himself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for overseas shareholders may be affected by the laws of their jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

PART IV

FINANCIAL INFORMATION ON IHC

Section A: PwC report for the years ended 31 December 2004, 31 December 2005 and 31 December 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
Provident Financial plc
Colonnade
Sunbridge Road
Bradford
West Yorkshire
BD1 2LQ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

The International home credit business of Provident Financial plc ("IHC")

We report on the combined financial information set out in Section B of Part IV below. This combined financial information has been prepared for inclusion in the circular dated 25 June 2007 (the **"Circular"**) of Provident Financial plc (the **"Company"**) on the basis of the accounting policies set out in note 2 to the combined financial information. This report is required by item 13.5.21R of the Listing Rules and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the combined financial information in accordance with the basis of preparation set out in note 1 to the combined financial information.

It is our responsibility to form an opinion as to whether the combined financial information gives a true and fair view, for the purposes of the Circular and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1 R (6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the combined financial information and whether the accounting policies are appropriate to IHC's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the combined financial information gives, for the purposes of the Circular dated 25 June 2007, a true and fair view of the state of affairs of IHC as at the dates stated and of its profits, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1 to the combined financial information.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section B: Financial Information for the Years ended 31 December 2004, 31 December 2005 and 31 December 2006

Combined income statements for the year ended 31 December

	Notes	2004	2005	2006
		£m	£m	£m
Revenue	3	271.2	358.6	365.3
Finance income		4.0	6.1	7.2
Total income		275.2	364.7	372.5
Finance costs	4	(23.1)	(25.4)	(28.6)
Operating costs		(129.3)	(188.6)	(161.3)
Administrative expenses		(86.0)	(105.1)	(144.5)
Total costs		(238.4)	(319.1)	(334.4)
Profit before taxation	3,5	36.8	45.6	38.1
Profit before taxation and demerger costs	3	36.8	45.6	42.3
Demerger costs	5	—	—	(4.2)
Profit before taxation	3	36.8	45.6	38.1
Tax expense	6	(12.1)	(13.8)	(12.7)
Profit after taxation	23	**24.7**	**31.8**	**25.4**

	Notes	2004	2005	2006
Earnings per share				
Basic	7	9.75p	12.50p	9.96p
Diluted	7	9.70p	12.48p	9.93p

Combined statements of recognised income and expense for the year ended 31 December

	Notes	2004	2005	2006
		£m	£m	£m
Profit after taxation		24.7	31.8	25.4
Exchange gains/(losses) on foreign currency translations		3.9	2.6	(0.2)
Net fair value (losses)/gains — cash flow hedges		(1.0)	(1.4)	1.8
Actuarial losses on retirement benefit obligations/asset	21	(3.0)	(1.2)	(1.1)
Tax credit/(charge) on items taken directly to invested capital		1.2	0.8	(0.3)
Net income recognised directly in invested capital	23	1.1	0.8	0.2
Total recognised income for the year	23	**25.8**	**32.6**	**25.6**

Combined balance sheets as at 31 December

	Notes	2004	2005	2006
		£m	*£m*	*£m*
ASSETS				
Non-current assets				
Intangible assets	10	—	1.9	14.0
Property, plant and equipment	11	18.4	23.5	30.2
Retirement benefit asset	21	—	—	0.4
Deferred tax assets	12	10.4	12.6	15.6
		28.8	38.0	60.2
Current assets				
Financial assets:				
— Amounts receivable from customers:				
— due within one year	13	285.1	322.1	312.4
— due in more than one year	13	—	6.6	18.6
— Amounts due from PF Group companies	14	80.7	127.8	157.7
— Derivative financial instruments	19	1.0	0.5	0.6
— Cash and cash equivalents	15	46.7	47.1	44.5
Trade and other receivables	16	4.7	6.1	6.5
Current tax assets		4.0	0.9	8.1
		422.2	511.1	548.4
Total assets	3	451.0	549.1	608.6
LIABILITIES				
Current liabilities				
Financial liabilities:				
— Bank borrowings	17	(92.5)	(145.6)	(218.4)
— PF Group borrowings	18	(42.9)	(53.5)	(79.4)
— Derivative financial instruments	19	(4.2)	(4.9)	(2.3)
Trade and other payables	20	(16.0)	(21.2)	(35.0)
Current tax liabilities		(18.7)	(17.4)	(21.7)
		(174.3)	(242.6)	(356.8)
Non-current liabilities				
Financial liabilities:				
— Bank borrowings	17	(244.3)	(242.1)	(169.6)
Retirement benefit obligations	21	(10.4)	(8.2)	—
		(254.7)	(250.3)	(169.6)
Total liabilities	3	(429.0)	(492.9)	(526.4)
NET ASSETS		**22.0**	**56.2**	**82.2**
INVESTED CAPITAL				
Provident Financial investment in IHC	23	**22.0**	**56.2**	**82.2**

Combined cash flow statements for the year ended 31 December

	Notes	2004 £m	2005 £m	2006 £m
Cash flows from operating activities				
Cash (used in)/generated from operations		(75.1)	(9.8)	33.1
Finance costs paid		(20.5)	(24.8)	(28.7)
Finance income received		4.2	6.1	7.2
Tax paid		(12.8)	(13.2)	(18.8)
Net cash used in operating activities		(104.2)	(41.7)	(7.2)
Cash flows from investing activities				
Purchases of intangible assets	10	—	(1.9)	(12.1)
Purchases of property, plant and equipment	11	(10.8)	(13.1)	(17.4)
Proceeds from disposal of property, plant and equipment		2.1	2.0	3.4
Net cash used in investing activities		(8.7)	(13.0)	(26.1)
Cash flows from financing activities				
Proceeds from external bank borrowings		127.5	44.3	4.6
(Repayment of)/proceeds from PF Group borrowings		(46.4)	10.6	25.9
Net cash generated from financing activities		81.1	54.9	30.5
Net (decrease)/increase in cash and cash equivalents		(31.8)	0.2	(2.8)
Cash and cash equivalents at beginning of year		71.4	46.7	47.1
Exchange gains on cash and cash equivalents		7.1	0.2	0.2
Cash and cash equivalents at end of year		**46.7**	**47.1**	**44.5**
Cash and cash equivalents at end of year comprise:				
Cash at bank and in hand	15	15.5	19.2	22.8
Short-term deposits	15	31.2	27.9	21.7
		46.7	**47.1**	**44.5**

The cash and short-term deposits held by those businesses that are regulated are required to be strictly segregated from those of the rest of IHC and are not available to repay IHC borrowings. At 31 December 2006 the cash and short-term deposits held by IHC's regulated businesses amounted to £21.4m (2005 £28.1m, 2004 £31.9m). All short-term deposits have a maturity of three months or less on acquisition.

Reconciliation of profit after taxation to cash (used in)/generated from operations

	2004 £m	2005 £m	2006 £m
Profit after taxation	24.7	31.8	25.4
Adjusted for:			
Tax expense	12.1	13.8	12.7
Finance costs	23.1	25.4	28.6
Finance income	(4.0)	(6.1)	(7.2)
Share-based payment charge/(credit) (note 22)	0.3	0.5	(0.4)
Defined benefit pension charge/(credit) (note 21)	0.7	0.8	(0.3)
Depreciation of property, plant and equipment (note 11)	4.6	6.2	7.2
Profit on disposal of property, plant and equipment	(0.1)	(0.1)	(0.2)
PF Group funding	4.5	1.1	0.8
Changes in operating assets and liabilities:			
Amounts receivable from customers	(65.6)	(36.9)	(7.0)
Trade and other receivables	4.2	0.8	(0.6)
Amounts due from PF Group companies	(74.1)	(47.1)	(29.9)
Trade and other payables	(5.8)	4.5	14.2
Retirement benefit obligations/asset	(1.2)	(4.2)	(9.4)
Derivative financial instruments	1.5	(0.3)	(0.8)
Cash (used in)/generated from operations	**(75.1)**	**(9.8)**	**33.1**

Notes to the combined financial information

1. Basis of preparation

IPF, a newly incorporated entity, has been established to become the holding company of PIHL. PIHL is the principal legal entity of the international businesses of the PF Group. The table below shows the principal companies which constitute what is hereafter referred to as IHC:

Legal entity	Nature of business	Country of operation	% owned
Provident International Holdings Limited	Holding company	England	100%
International Personal Finance Investments Limited	Holding company	England	100%
Provident International Limited	Support and services	England	100%
Provident Polska S.A.	Home credit	Poland	100%
Provident Financial s.r.o.	Home credit	Czech Republic	100%
Provident Financial ZRt	Home credit	Hungary	100%
Provident Financial s.r.o.	Home credit	Slovakia	100%
Provident Mexico S.A de C.V.	Home credit	Mexico	100%
Provident Financial Romania I.F.N.S.A.	Home credit	Romania	100%
Provident International Financial Services Limited	Debt option provision	England	100%
Provident International Credit Guarantee Company Limited	Debt guarantee provision	Guernsey	100%

The combined financial information has been prepared for inclusion in the circular for the proposed demerger of IHC and comprises the combined income statements, statements of recognised income and expense, balance sheets and cash flow statements of IHC.

The combined financial information has been prepared in accordance with the requirements of the PD regulation, the Listing Rules, and in accordance with this basis of preparation. This basis of preparation describes how the combined financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU) except as described below.

IFRSs as adopted by the EU do not provide for the preparation of combined financial information, and accordingly, in preparing the combined financial information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 (Investment Reporting Standard applicable to public reporting engagements on historical financial information) issued by the UK Auditing Practices Board have been applied. The application of these conventions results in the following basis of accounting of the financial information. IHC has not previously been required to prepare consolidated financial information and hence consolidated financial information has not previously been presented. The combined financial information has been prepared by aggregating the applicable individual financial returns that were prepared for the purposes of the PF Group consolidation together with certain PF Group consolidation adjustments relating to the businesses forming IHC. Internal transactions within IHC have been eliminated on combination. Other than in respect of using this basis of accounting, IFRSs as adopted by the EU have been applied.

Basis of accounting

The following conventions have been used in preparing the combined financial information:

- IHC has not in the past formed a separate legal group and therefore it is not possible to show share capital or an analysis of reserves for IHC. The net assets of IHC are represented within invested capital by the cumulative investment of Provident Financial in IHC (shown as "Provident Financial investment in IHC").
- Amounts due to the PF Group that are interest bearing and have other characteristics of debt have been categorised as part of financial liabilities (shown as "PF Group borrowings") in the combined balance sheet. The related interest expense has been categorised as part of finance costs within the combined income statement. Accordingly, the interest expense recorded in the combined income statement has been affected by the financing arrangements within the PF Group and is not representative of the interest expense that would have been reported had IHC been independent. Also, it is not necessarily representative of the interest expense that will arise in the future. The rate of interest applying to intra-group balances within the PF Group is determined by Provident Financial.

- Amounts due to the PF Group that do not have the characteristics of debt have been included within the "Provident Financial investment in IHC" in the combined balance sheet. All movements in such balances have been reflected in note 23 as movements in invested capital under the heading "PF Group funding adjustment".
- The PF Group has not historically recharged all corporate office costs comprising director costs, taxation, treasury, accounting, investor relations, public relations, legal costs and company secretarial costs to its underlying businesses. However, for the purposes of the combined financial information an approximation of the amounts of corporate head office costs attributable to IHC has been made based on the expected split of corporate office costs on demerger. PF Group corporate office costs were affected by the arrangements in place within the PF Group and are not necessarily representative of the position that will prevail in the future.
- The PF Group defined benefit pension obligations/asset have historically been split between statutory entities based on the level of contributions made to the pension schemes by each entity. For the purposes of the combined financial information, the pension obligations/asset represent an aggregation of the statutory entities forming IHC plus an allocation of the PF Group corporate office pension obligations/asset based on the expected split of corporate office staff on demerger.
- Tax charges in the combined financial information have been determined based on the tax charges recorded by IHC companies in their local statutory accounts. This also comprises the tax effect on adjustments made for PF Group consolidation purposes. The tax charges recorded in the combined income statement have been affected by the taxation arrangements within the PF Group and are not necessarily representative of the tax charges that would have been reported had IHC been an independent group. Also they are not necessarily representative of the tax charges that may arise in the future.

2. Accounting policies

The accounting policies adopted by IHC in the preparation of the combined financial information are consistent with those adopted in the PF Group 2006 financial statements and will be used, subject to the charges identified below, in the preparation of the IPF Group's first financial statements.

The following standards and interpretations, which are in issue but not yet effective, have not been applied in the combined financial information:

IFRS 7 'Financial Instruments: Disclosures'

IFRS 8 'Operating Segments'

IFRIC 12 'Service Concession Arrangements'

IFRS 7 is effective for accounting periods beginning on or after 1 January 2007 and will therefore be applied in the first full set of financial statements of the IPF Group. The standard is a disclosure standard and requires additional disclosures on capital and financial instruments. The standard will not impact the recognition or measurement of items accounted for under the accounting policies used in the preparation of the combined financial information. All other standards and interpretations listed above are not expected to have a material impact on the combined financial information of IHC.

The principal accounting policies used in the preparation of the combined financial information are as follows:

Revenue recognition

Revenue, which excludes value added tax and intra-group transactions, comprises revenue earned on amounts receivable from customers.

The service charge on a home credit loan is fixed. The charge does not increase if customers take longer than the contracted period to repay the loan. The majority of loans do not carry penalties or default interest charges. In accordance with IAS 39 "Financial Instruments: Recognition and Measurement" the service charge is accounted for as interest income.

Revenue on customer receivables is recognised using an effective interest rate (EIR). The EIR is calculated using estimated cash flows being contractual payments adjusted for the impact of customers repaying early but excluding the anticipated impact of customers paying late or not paying at all.

Directly attributable incremental issue costs are also taken into account in calculating the EIR. Interest income continues to be accrued on impaired receivables using the original EIR applied to the loan's carrying value.

Finance income and finance costs

Finance income comprises the return generated on cash and cash equivalents and is recognised on an EIR basis. Finance costs comprise the interest on external borrowings and amounts owed to the PF Group and are recognised on an EIR basis.

Amounts receivable from customers

All customer receivables are initially recognised at the amount loaned to the customer less directly attributable incremental issue costs. After initial recognition, customer receivables are subsequently measured at amortised cost. Amortised cost is the amount of the customer receivable at initial recognition less customer repayments, plus revenue earned calculated using the EIR, less any deduction for impairment.

All customer receivables are assessed for impairment at each combined balance sheet date. Customer accounts that are in arrears are deemed to have demonstrated evidence of impairment and are subject to a detailed impairment review. Impairment is calculated using actuarial models which use historical payment performance to generate the estimated amount and timing of future cash flows from each arrears stage. These estimated future cash flows are discounted to a present value using the original EIR and this figure is compared with the combined balance sheet value. All such impairments are charged to the combined income statement.

The unwinding of the discounted value used to compute the impairment is reflected in the interest charged on the impaired loan. Impairment charges in respect of customer receivables are charged to the combined income statement as part of operating costs.

Intangible assets

Intangible assets, which comprise computer software licences, are capitalised as intangible assets on the basis of the costs incurred to acquire or develop the specific software and bring it into use.

Computer software is amortised on a straight-line basis over its estimated useful economic life which is generally estimated to be five years. The residual values and economic lives are reviewed by management at each balance sheet date.

Property, plant and equipment

Property, plant and equipment is shown at cost less subsequent depreciation and impairment. Cost represents invoiced cost plus any other costs that are directly attributable to the acquisition of the items. Repairs and maintenance costs are expensed as incurred.

Depreciation is calculated to write-down assets to their estimated realisable value over their useful economic lives. The following are the principal bases used:

Category	Depreciation rate	Method
Fixtures and fittings	10%	Straight-line
Equipment (including computer hardware)	20 to 33.3%	Straight-line
Motor vehicles	25%	Reducing balance

The residual value and useful economic life of all assets are reviewed, and adjusted if appropriate, at each combined balance sheet date. All items of property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying value exceeds the higher of the asset's value in use or its fair value less costs to sell.

Foreign currency translation

Items included in the financial statements of each of IHC's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates ('the functional currency'). The combined financial information is presented in sterling.

Transactions that are not denominated in a subsidiary's functional currency are recorded at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the rates of exchange ruling at the combined balance sheet date. Differences arising on translation are

charged or credited to the combined income statement, except when deferred in invested capital as qualifying cash flow hedges or qualifying net investment hedges.

The combined income statements of IHC's subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from sterling are translated into sterling at the average exchange rate and the balance sheets are translated at the exchange rates ruling at each combined balance sheet date.

On combination, exchange differences arising from the translation of the net investment in foreign subsidiaries, and of borrowings and other currency instruments designated as hedges of such investments, are taken to invested capital. When a foreign operation is sold such exchange differences are recognised in the combined income statement as part of the gain or loss on sale.

Segment reporting

IHC's primary reporting format is geographical segments. A geographical segment is a component of IHC that operates within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The provision of home credit is the only business segment operated by IHC and therefore a secondary segmental analysis is not provided.

Leases

The leases entered into by IHC are solely operating leases. Costs in respect of operating leases are charged to the combined income statement on a straight-line basis over the lease term.

Taxation

The tax expense represents the sum of current and deferred tax. Current tax is calculated based on taxable profit for the year using tax rates that have been enacted or substantially enacted by the combined balance sheet date. Taxable profit differs from profit before taxation as reported in the combined income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the combined balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the combined financial information and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by IHC and it is probable that the temporary difference will not reverse in the future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Employee benefits

- *Defined benefit pension plans*

The charge in the combined income statement in respect of defined benefit pension plans comprises the actuarially assessed current service cost of working employees together with the interest charge on pension liabilities offset by the expected return on pension scheme assets. All charges are allocated to administrative expenses.

The asset/liability recognised in the combined balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the combined balance sheet date less the fair value of the plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future

cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately in the combined statement of recognised income and expense.

Past service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

- *Defined contribution plans*

Contributions to defined contribution pension schemes are charged to the combined income statement on an accruals basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with original maturities of three months or less principally held for the purpose of meeting intra-group guarantee arrangements. Bank overdrafts are presented in current liabilities to the extent that there is no right of offset with cash balances.

Derivative financial instruments

IHC uses derivative financial instruments, principally interest rate swaps and forward currency contracts to manage the interest rate and currency risk arising from IHC's underlying business operations. No transactions of a speculative nature are undertaken.

All derivative financial instruments are assessed against the hedge accounting criteria set out in IAS 39. The majority of IHC's derivatives meet the hedge accounting requirements of IAS 39 and are accordingly designated as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or hedges of highly probable forecast transactions (cash flow hedge).

Derivatives are initially recognised at the fair value on the date a derivative contract is entered into and are subsequently remeasured at each reporting date at their fair value. Where derivatives do not qualify for hedge accounting, movements in their fair value are recognised immediately within the combined income statement.

Where the hedge accounting criteria have been met, the resultant gain or loss on the derivative instrument is recognised as follows:

- *Fair value hedges*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the combined income statement as part of finance costs, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

- *Cash flow hedges*

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in invested capital. The gain or loss relating to the ineffective portion is recognised immediately in the combined income statement as part of finance costs. Amounts accumulated in invested capital are recognised in the combined income statement when the income or expense on the hedged item is recognised in the combined income statement.

IHC discontinues hedge accounting when:

- it is evident from testing that a derivative is not, or has ceased to be, highly effective as a hedge;
- the derivative expires, or is sold, terminated or exercised; or
- the underlying hedged term matures or is sold or repaid.

Share-based payments

The cost of providing share-based payments to employees is charged to the combined income statement over the vesting period of the related share options or share allocations. The corresponding credit is made to a separate component of the Provident Financial investment in IHC.

The cost is based on the fair value of options granted determined using a binomial option pricing model. The value of the charge is adjusted at each combined balance sheet date to reflect expected and actual levels of vesting with a corresponding adjustment to a separate component of the Provident Financial investment in IHC.

In accordance with the transitional provisions of IFRS 2 'Share-based Payment' IHC has elected to apply IFRS 2 to grants, options and other equity instruments granted after 7 November 2002 and not vested at 1 January 2005.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds net of any transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the combined income statement over the expected life of the borrowings using the EIR.

Where borrowings are the subject of a fair value hedge, changes in the fair value of the borrowing that are attributable to the hedged risk are recognised in the combined income statement and a corresponding adjustment made to the carrying value of borrowings.

Key assumptions and estimates

In applying the accounting policies set out above, IHC makes significant estimates and assumptions that affect the reported amounts of assets and liabilities as follows:

Amounts receivable from customers

IHC reviews its portfolio of customer loans and receivables for impairment at each combined balance sheet date. IHC makes judgements to determine whether there is objective evidence which indicates there has been an adverse effect on expected future cash flows. For the purposes of assessing the impairment of customer loans and receivables, customers are categorised into arrears stages as this is considered to be the most reliable predictor of future payment performance. The level of impairment is calculated using actuarial models which use historical payment performance to generate the estimated amount and timing of future cash flows from each arrears stage. The impairment models are regularly reviewed to take account of the current economic environment, product mix and recent customer payment performance. However, on the basis that the payment performance of customers could be different from the assumptions used in estimating future cash flows, a material adjustment to the carrying value of amounts receivable from customers may be required. To the extent that the net present value of estimated cash flows differs by +/–5%, it is estimated that the amounts receivable from customers would be £17m higher/lower.

Retirement benefit obligations/asset

IHC makes a number of judgements and estimates in assessing the amount of its retirement benefit obligations/asset at each balance sheet date. These judgements and estimates are derived after taking into account the requirements of IAS 19 'Retirement Benefit Obligations' and after taking the advice of IHC's actuaries. Further details on the key assumptions used are set out in note 21.

Tax

IHC is subject to tax in a number of international jurisdictions as well as the UK. In many cases, the tax treatment of certain items cannot be determined precisely until tax audits or enquiries have been completed by the tax authorities. In some instances, this can be some years after the item has first been reflected in the combined financial information. IHC recognises liabilities for anticipated tax audit and enquiry issues based on an assessment of whether such liabilities are likely to fall due. If the outcome of such audits is that the final liability is different to the amount originally estimated, such differences will be recognised in the period in which the audit or enquiry is determined. Any differences may necessitate a material adjustment to the level of tax balances held in the combined balance sheet.

The rate of tax expense on the profit before taxation for the year ended 31 December 2006 is higher (2005 and 2004 higher) than the standard rate of corporation tax in the UK (30%). The differences are explained as follows:

	2004	2005	2006
	£m	*£m*	*£m*
Profit before taxation	36.8	45.6	38.1
Profit before taxation multiplied by the standard rate of corporation tax in the UK of 30% (2005 and 2004 30%)	11.0	13.7	11.4
Effects of:			
Adjustment in respect of prior years	0.8	0.2	0.5
Adjustment in respect of foreign tax rates	(4.7)	(6.6)	(4.4)
Expenses not deductible for tax purposes	1.1	4.7	4.5
Overseas taxable dividends	3.9	1.8	0.7
Total tax expense	**12.1**	**13.8**	**12.7**

7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to shareholders of £25.4m (2005 £31.8m, 2004 £24.7m) by the weighted average number of IPF ordinary shares that would have existed based on a one for one exchange for Provident Financial shares.

For diluted EPS, the weighted average number of IPF ordinary shares in issue is adjusted to assume conversion of all dilutive Provident Financial potential ordinary shares relating to employees of IHC, but does not anticipate changes to incentive schemes that will result from the demerger.

The weighted average number of shares used in the basic and diluted EPS calculations can be reconciled as follows:

	2004	2005	2006
	m	*m*	*m*
Used in basic EPS calculations	**253.4**	**254.3**	**254.9**
Dilutive effect of options	1.2	0.6	0.9
Used in diluted EPS calculations	**254.6**	**254.9**	**255.8**

The directors have elected to show an adjusted EPS excluding the impact of demerger costs in 2006. Demerger costs, net of the related tax credit, are £3.3m (2005 and 2004 £nil). This is presented to show the EPS generated by IHC's underlying operations. A reconciliation of basic and diluted EPS to adjusted and adjusted diluted EPS is as follows:

	2004	2005	2006
	pence	*pence*	*pence*
Basic EPS	**9.75**	**12.50**	**9.96**
Demerger costs, net of tax credit	—	—	1.30
Adjusted EPS	**9.75**	**12.50**	**11.26**
Diluted EPS	**9.70**	**12.48**	**9.93**
Demerger costs, net of tax credit	—	—	1.29
Adjusted diluted EPS	**9.70**	**12.48**	**11.22**

8. Directors' remuneration

The key management personnel (as defined by IAS 24 'Related Party Disclosures') of IHC are deemed to be the directors who will be appointed as directors of IPF on demerger and former directors of Provident Financial whose key responsibility was the management of the businesses forming IHC. The remuneration of directors, as

set out below, therefore comprises the emoluments of J. Harnett, D. Broadbent, D. Swann (resigned on 17 May 2006), C. Gregson, R. Miles and T. Hales.

	2004	2005	2006
	£m	£m	£m
Short-term employee benefits	1.2	0.9	1.2
Post employment benefits	0.9	1.1	(0.1)
Share-based payment charge/(credit)	0.3	0.3	(0.4)
Total	**2.4**	**2.3**	**0.7**

Short-term employee benefits comprise salary/fees, bonus and benefits earned in the year. Post employment benefits represent the sum of (i) the increase in the transfer value of the accrued pension benefits (less directors' contributions) for those directors who are members of PF Group's defined benefit pension scheme; and (ii) company contributions into personal pension arrangements for all other directors. The share-based payment charge/(credit) is the proportion of the share-based payment charge/(credit) that relates to those options granted to the directors.

Other than in respect of D. Broadbent, whose costs were directly incurred by IHC, the costs above were not charged to the businesses forming IHC for the purposes of the PF Group financial statements but an allocation of these costs has been made for the purposes of the combined financial information as described in note 3.

Short-term employee benefits

The aggregate directors' emoluments during the year amounted to £1,212,000 (2005 £948,000, 2004 £1,238,000), analysed as follows:

2006

	Salary	Bonus	Benefits	Fees	Total
	£'000	£'000	£'000	£'000	£'000
Executive directors					
J. Harnett	340	306	40	—	686
D. Swann*	128	115	15	—	258
D. Broadbent	116	54	8	—	178
	584	475	63	—	1,122
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	—	40	40
T. Hales*	—	—	—	10	10
	—	—	—	90	90
Total	**584**	**475**	**63**	**90**	**1,212**

* D. Swann resigned as a director on 17 May 2006. T. Hales was appointed as a non-executive director on 14 October 2006.

2005

	Salary	Bonus	Benefits	Fees	Total
	£'000	£'000	£'000	£'000	£'000
Executive directors					
J. Harnett	340	—	43	—	383
D. Swann	308	—	44	—	352
D. Broadbent	110	11	8	—	129
	758	11	95	—	864
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	4	40	44
	—	—	4	80	84
Total	**758**	**11**	**99**	**80**	**948**

2004

	Salary £'000	Bonus £'000	Benefits £'000	Fees £'000	Total £'000
Executive directors					
J. Harnett	307	185	43	—	535
D. Swann	277	166	43	—	486
D. Broadbent	100	36	1	—	137
	684	387	87	—	1,158
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	—	40	40
	—	—	—	80	80
Total	**684**	**387**	**87**	**80**	**1,238**

Share option schemes

Directors' share options over Provident Financial shares at 31 December were as follows:

2006

	1 January 2006	Granted	Exercised	Lapsed	31 December 2006		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett	33,269	—	—	—	33,269	A	1,037.00	04.05.2002-03.05.2009
	16,077	—	—	—	16,077	A	622.00	02.08.2004-01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005-08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006-17.03.2013
	114,950	—	—	—	114,950	B	550.50	05.08.2007-04.08.2014
	96,797	—	—	—	96,797	B	702.50	23.03.2008-22.03.2015
	—	58,890	—	—	58,890	C	577.25	07.06.2009-06.06.2016
	418,438	58,890	—	—	477,328			
D. Swann*	7,428	—	—	—	7,428	A	985.00	06.08.2001-05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002-02.03.2009
	41,800	—	—	—	41,800	A	622.00	02.08.2004-01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006-30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005-08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007-30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006-17.03.2013
	103,455	—	—	—	103,455	B	550.50	05.08.2007-04.08.2014
	304,944	—	—	—	304,944			
D. Broadbent	6,000	—	—	—	6,000***	B	521.50	07.03.2003-06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005-08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006-17.03.2013
	10,000	—	—	—	10,000	B	550.50	05.08.2007-04.08.2014
	12,500	—	—	—	12,500	B	702.50	23.03.2008-22.03.2015
	1,844**	—	—	(1,844)**	—	—	507.00	01.12.2008-31.05.2009
	—	20,090	—	—	20,090	C	577.25	07.06.2009-06.06.2016
	47,844	20,090	—	(1,844)	66,090			
Total	**771,226**	**78,980**	—	**(1,844)**	**848,362**			

* D. Swann ceased to be a director on 17 May 2006 and options outstanding are shown as at this date. He exercised options over 103,455 shares and 81,632 shares on 28 November 2006, when the market price was 620.8p. The remaining options lapsed on 30 November 2006.

** Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

*** On 9 January 2007 D. Broadbent exercised 6,000 options. The market price at the date of exercise was 720.00p and the exercise price was 521.50p.

2005

	1 January 2005	Granted	Exercised	Lapsed	31 December 2005		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett	33,269	—	—	—	33,269	A	1,037.00	04.05.2002-03.05.2009
	87,500	—	(87,500)^	—	—	A	520.00	28.02.2003-27.02.2010
	16,077	—	—	—	16,077	A	622.00	02.08.2004-01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005-08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006-17.03.2013
	114,950	—	—	—	114,950	B	550.50	05.08.2007-04.08.2014
	—	96,797	—	—	96,797	B	702.50	23.03.2008-22.03.2015
	409,141	96,797	(87,500)	—	418,438			
D. Swann*	7,428	—	—	—	7,428	A	985.00	06.08.2001-05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002-02.03.2009
	41,800	—	—	—	41,800	A	622.00	02.08.2004-01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006-30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005-08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007-30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006-17.03.2013
	103,455	—	—	—	103,455	B	550.50	05.08.2007-04.08.2014
	304,944	—	—	—	304,944			
D. Broadbent	2,029**	—	—	(2,029)**	—	—	468.00	01.11.2005-30.04.2006
	10,000	—	(4,000)^^	—	6,000	B	521.50	07.03.2003-06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005-08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006-17.03.2013
	10,000	—	—	—	10,000	B	550.50	05.08.2007-04.08.2014
	—	12,500	—	—	12,500	B	702.50	23.03.2008-22.03.2015
	—	1,844**	—	—	1,844**	—	507.00	01.12.2008-31.05.2009
	39,529	14,344	(4,000)	(2,029)	47,844			
Total	**753,614**	**111,141**	**(91,500)**	**(2,029)**	**771,226**			

^ The market price at date of exercise was 680.50p.

^^ The market price at date of exercise was 723.50p.

** Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

2004

	1 January 2004	Granted	Exercised	Lapsed	31 December 2004		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett	33,269	—	—	—	33,269	A	1,037.00	04.05.2002-03.05.2009
	87,500	—	—	—	87,500	A	520.00	28.02.2003-27.02.2010
	16,077	—	—	—	16,077	A	622.00	02.08.2004-01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005-08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006-17.03.2013
	—	114,950	—	—	114,950	B	550.50	05.08.2007-04.08.2014
	294,191	114,950	—	—	409,141			
D. Swann*	15,000	—	(15,000)^	—	—	A	450.00	02.09.1999-01.09.2006
	33,336	—	(33,336)^	—	—	A	638.50	01.09.2000-31.08.2007
	7,428	—	—	—	7,428	A	985.00	06.08.2001-05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002-02.03.2009
	33,882	—	(33,882)^	—	—	A	520.00	28.02.2003-27.02.2010
	41,800	—	—	—	41,800	A	622.00	02.08.2004-01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006-30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005-08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007-30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006-17.03.2013
	—	103,455	—	—	103,455	B	550.50	05.08.2007-04.08.2014
	283,707	103,455	(82,218)	—	304,944			
D. Broadbent	2,029**	—	—	—	2,029**	—	468.00	01.11.2005-30.04.2006
	10,000	—	—	—	10,000	B	521.50	07.03.2003-06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005-08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006-17.03.2013
	—	10,000	—	—	10,000	B	550.50	05.08.2007-04.08.2014
	29,529	10,000	—	—	39,529			
Total	**607,427**	**228,405**	**(82,218)**	**—**	**753,614**			

^ The market price at date of exercise was 747.50p.

** Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

Options granted under the Provident Financial Long Term Incentive Scheme 2006 are shown separately.

The performance conditions which apply to the exercise of executive share options are as follows:

— Performance condition A (referred to in the tables above) applies to options granted prior to 2002. Over a three-year period the real growth in Provident Financial's earnings per share must average 3% a year (after making appropriate adjustments for inflation).

— Performance condition B (referred to in the tables above) applies to options granted in 2002, 2003, 2004 and 2005. Where the option is granted over shares with an aggregate exercise price of up to one times the director's salary, the performance condition is that, over a fixed three-year period, the real growth in earnings per share (after adjusting for inflation) must average 3% a year (if the condition is not satisfied after the three years the period will be extended to four years and then, if the condition is still not satisfied, to five years, whereupon if the condition is still not satisfied, the option will lapse). For options granted in excess of one times the director's salary, the condition is 4% (rather than 3%) real growth in earnings per share.

— Performance condition C (referred to in the tables above) applies to options granted under the Executive Share Option Scheme 2006 (**"ESOS"**). For options granted in 2006 the target requires annual earnings per share growth to exceed RPI plus 3% averaged over a three-year period. At that level, 25% of the shares under option would be exercisable with the option becoming fully exercisable at average annual growth in earnings per share in excess of RPI plus 6% over the three-year period. A sliding scale for vesting will apply between these levels.

There were no changes in directors' share options between 1 January 2007 and 19 June 2007 other than the exercise of options by D. Broadbent as detailed above.

The aggregate notional gain (representing the difference between the exercise price and the market price of the shares at the date of exercise) made by all the directors on the exercise of share options during 2006 amounted to £nil (2005 £149,000, 2004 £158,000).

Highest paid director

The highest paid director was J. Harnett whose emoluments amounted to £686,000 (2005 £383,000, 2004 £535,000). His notional gain on the exercise of share options (representing the difference between the exercise price and the market price of the shares at the date of exercise) amounted to £nil (2005 £140,000, 2004 £nil).

Beneficial interest in Provident Financial shares

The beneficial interests of the directors in the issued share capital of Provident Financial were as follows:

	Number of shares			
	31 December 2006	31 December 2005	31 December 2004	1 January 2004
J. Harnett	39,969	39,969	31,466	14,494
D. Swann	—	86,725	86,725	59,377
D. Broadbent	—	—	—	—
C. Gregson	1,837	1,837	1,837	1,837
R. Miles	9,000	4,000	4,000	—
T. Hales	5,000	—	—	—

None of the directors has notified Provident Financial of an interest in any other shares, transactions or arrangements which requires disclosure.

Long term incentive schemes

Awards under the Provident Financial Long Term Incentive Scheme 2006, which were granted as nil cost options, were as follows:

	Date of award	Total awards held at 31.12.2006	Exercise price (p)	Market price at date of grant (p)	Normal exercisable dates
J. Harnett	01.06.2006	56,384	Nil	603.00	01.06.2009- 31.05.2016

The awards made in 2006 require the total shareholder return (**"TSR"**) of Provident Financial, over a three-year performance period, when measured against the tailored peer group, to be at least median (25% vesting) with full vesting if TSR exceeds the median by 8.5% a year and straight-line vesting in between these two levels. The peer group comprises the following companies: Alliance & Leicester, Barclays, Bradford & Bingley, Cattles, Close Brothers, Debt Free Direct, HBOS, HSBC, Kensington Group, Lloyds TSB, London Scottish Bank, Northern Rock, Paragon Group, Park Group, Royal Bank of Scotland and S&U.

There were no awards outstanding as at 31 December 2005, 31 December 2004 or 1 January 2004. There were no changes in the awards outstanding between 1 January 2007 and 19 June 2007.

Performance Share Plan

Awards under the Provident Financial Performance Share Plan were as follows:

2006

	Basic awards (number of shares) held at 01.01.2006	Matching awards (number of shares) held at 01.01.2006	Basic awards (number of shares) made in 2006	Matching awards (number of shares) made in 2006	Basic awards (number of shares) held at 31.12.2006	Matching awards (number of shares) held at 31.12.2006	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247*	3,247	—	—	—	—	585.00	27 February 2006
	8,486*	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	8,486	8,486		
D. Swann	2,828*	2,828	—	—	—	—	585.00	27 February 2006
	7,637*	7,637	—	—	—	—	741.00	27 February 2007
	10,465	10,465	—	—	—	—		
Total	**22,198**	**22,198**	—	—	**8,486**	**8,486**		

* Vested awards. On 27 February 2006 the basic awards granted in 2003 at a price of 585p to J. Harnett (3,247 shares) and D. Swann (2,828 shares) vested. The matching awards did not vest. The market price on 27 February 2006 was 604p. On 31 May 2006, the basic and matching awards granted in 2004 at a price of 741p to D. Swann (15,274 shares) vested. The market price on 31 May 2006 was 608p. On 27 February 2007, the basic awards granted in 2004 at a price of 741p to J. Harnett (8,486 shares) vested. The matching award did not vest. The market price on 27 February 2007 was 739.5p.

2005

	Basic awards (number of shares) held at 01.01.2005	Matching awards (number of shares) held at 01.01.2005	Basic awards (number of shares) made in 2005	Matching awards (number of shares) made in 2005	Basic awards (number of shares) held at 31.12.2005	Matching awards (number of shares) held at 31.12.2005	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247	3,247	—	—	3,247	3,247	585.00	27 February 2006
	8,486	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	11,733	11,733		
D. Swann	2,828	2,828	—	—	2,828	2,828	585.00	27 February 2006
	7,637	7,637	—	—	7,637	7,637	741.00	27 February 2007
	10,465	10,465	—	—	10,465	10,465		
Total	**22,198**	**22,198**	—	—	**22,198**	**22,198**		

2004

	Basic awards (number of shares) held at 01.01.2004	Matching awards (number of shares) held at 01.01.2004	Basic awards (number of shares) made in 2004	Matching awards (number of shares) made in 2004	Basic awards (number of shares) held at 31.12.2004	Matching awards (number of shares) held at 31.12.2004	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247	3,247	—	—	3,247	3,247	585.00	27 February 2006
	8,486	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	11,733	11,733		
D. Swann	2,828	2,828	—	—	2,828	2,828	585.00	27 February 2006
	7,637	7,637	—	—	7,637	7,637	741.00	27 February 2007
	10,465	10,465	—	—	10,465	10,465		
Total	**22,198**	**22,198**	—	—	**22,198**	**22,198**		

There are no performance conditions attaching to the basic award. For awards granted in 2004 and 2006, the matching award will vest only if Provident Financial's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of three consecutive financial years, the first of which is the financial year starting immediately before the grant date of the matching award. For awards granted in 2005, the matching award will vest only if Provident Financial's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of five consecutive years, the first of which is the financial year starting immediately before the grant date of the matching award. Although basic earnings per share is generally used for the performance calculation, for 2006 awards earnings per share before Yes Car Credit closure costs is being used for the starting point to avoid participants benefiting from a low start point due to the impact of the closure of the Yes Car Credit business.

No awards to executive directors were made during the period 1 January 2007 to 19 June 2007.

The dividends payable on the basic and matching award shares are paid to the directors. The gross amounts received in 2006 were J. Harnett £6,084 (2005 J. Harnett £9,076 and D. Swann £8,131, 2004 J. Harnett £8,748 and D. Swann £7,802). These figures have been included in the benefits column in the table of directors' remuneration.

There were no variations in the terms and conditions of plan interests during the years ended 31 December 2004, 31 December 2005 and 31 December 2006.

Pensions and life assurance

There are no directors (2005 one, 2004 one) for whom retirement benefits are accruing under the Provident Financial Senior Pension Scheme (**"the senior pension scheme"**), one director (2005 one, 2004 one) for whom retirement benefits are accruing under the Provident Financial Staff Pension Scheme (**"the staff pension scheme"**) and one director (2005 one, 2004 one) for whom retirement benefits are accruing under a defined contribution scheme.

The senior and staff pension schemes are defined benefit schemes, with two sections; cash balance and final salary. The cash balance section of the schemes was introduced with effect from 1 April 2006 for future service. For those who elected to remain in the final salary section of the schemes the member contribution rate was increased from 7% to 14% of basic salary. Where the value of an executive directors' pension benefit was in

excess of the lifetime allowance on 6 April 2006, he could elect to cease accruing benefits in respect of future service and receive a salary supplement of 30% of basic salary instead.

The final salary section of the senior pension scheme provides, in respect of service from 1 January 2000, a pension of up to two-thirds of basic salary at the normal retirement date at age 60. (The pension provided in respect of service prior to 1 January 2000 is up to two-thirds of basic salary at the normal retirement date at age 60 reduced by an amount approximately equal to two-thirds of the single person's basic rate state pension from state pension age). The senior pension scheme also provides spouses' pensions of two-thirds of the director's pension if the director dies whilst he is either a deferred member or in retirement. If the director does not leave a spouse, the pension will be paid to any dependants at the discretion of the trustees of the senior pension scheme. With the consent of Provident Financial, a director can retire under the senior pension scheme rules at any time between the ages 50 and 60, in which case the pension payable would be the accrued pension (based on salary and pensionable service at the date he leaves the service of Provident Financial or 31 March 2006 if the director has elected to cease accruing benefits) reduced to reflect the longer period for which it will be paid. Pensions in respect of service up to 1 January 2000 are guaranteed to increase, when in payment, at a rate of 5% each year. Pensions in respect of service from 1 January 2000 are guaranteed to increase each year by the lower of the annual increase in RPI and 5%. Discretionary increases may be granted by the trustees with the consent of Provident Financial. There are no discretionary benefits for which allowance is made when calculating transfer values on leaving service.

D. Swann (who ceased to be a director on 17 May 2006 and an employee on 31 May 2006) was in the final salary section of the senior pension scheme but elected to cease accruing benefits after 31 March 2006 and to receive a salary supplement.

D. Broadbent is a member of the cash balance section of the staff pension scheme. The cash balance section of the staff pension scheme provides directors with a pension credit of 25% of pensionable earnings each year to a retirement account. Directors contribute at the rate of 5% of pensionable earnings. Currently, the pension credit increases each year by the increase in RPI plus 1.5%. At retirement up to 25% of the total value of the retirement account can be taken as a lump sum, with the balance used to purchase an annuity. If the director dies in service, a death benefit of five times salary plus the value of the retirement account is payable. In addition, a spouses pension is payable in respect of the directors service whilst a member of the final salary section of the scheme.

Details of the pension entitlements earned under the senior pension scheme for D. Swann and the staff pension scheme for D. Broadbent are set out below:

2006

	Age at 31 December 2006	Accrued annual pension at 31 December 2006	(Decrease)/ increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2006	(Decrease)/ increase in transfer value less director's contributions
		£'000	*£'000*	*£'000*	*£'000*	*£'000*
D. Swann	59	170**	(14)	5	4,776	(202)
D. Broadbent.........	38	29	18	6	80	18

2005

	Age at 31 December 2005	Accrued annual pension at 31 December 2005	Increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2005	Increase in transfer value less director's contributions
		£'000	*£'000*	*£'000*	*£'000*	*£'000*
D. Swann	58	196**	16	21	4,973	965
D. Broadbent.........	37	10	3	7	56	18

An analysis of the deferred tax asset is set out below:

	Losses	Other temporary differences	Retirement benefit obligations	Total
	£m	£m	£m	£m
At 1 January 2004	0.3	3.2	2.3	5.8
Exchange differences	—	0.6	—	0.6
(Charge)/credit to the combined income statement	(0.3)	3.3	—	3.0
Tax on items taken directly to invested capital	—	0.3	0.9	1.2
Tax charge on items taken to PF Group funding	—	—	(0.2)	(0.2)
At 31 December 2004	—	7.4	3.0	10.4
At 1 January 2005	—	7.4	3.0	10.4
Exchange differences	—	0.5	—	0.5
Credit/(charge) to the combined income statement	—	1.6	(0.2)	1.4
Tax on items taken directly to invested capital	—	0.4	0.4	0.8
Tax charge on items taken to PF Group funding	—	—	(0.5)	(0.5)
At 31 December 2005	—	9.9	2.7	12.6
At 1 January 2006	—	9.9	2.7	12.6
Exchange differences	—	(0.3)	—	(0.3)
Credit/(charge) to the combined income statement	—	5.4	(1.8)	3.6
Tax on items taken directly to invested capital	—	(0.6)	0.3	(0.3)
Tax credit/(charge) on items taken to PF Group funding	—	1.3	(1.3)	—
At 31 December 2006	—	15.7	(0.1)	15.6

Deferred tax assets have been recognised in respect of all tax losses and other temporary timing differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

Deferred tax has not been provided on temporary differences on investments in certain overseas subsidiaries because IHC is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future. IHC's policy is to retain profits in such overseas subsidiaries for the foreseeable future. The aggregate temporary differences in respect of which no deferred tax has been provided amounts to £179.1m (2005 £141.0m, 2004 £80.4m). The unprovided deferred tax amounts to £16.4m (2005 £13.9m, 2004 £7.5m).

13. Amounts receivable from customers

	2004	2005	2006
	£m	£m	£m
Amounts receivable from customers comprise:			
— due within one year	285.1	322.1	312.4
— due in two to five years	—	6.6	18.6
Total	285.1	328.7	331.0

The currency profile of amounts receivable from customers is as follows:

	2004	2005	2006
	£m	£m	£m
Polish zloty	165.7	177.7	164.1
Czech crown	48.4	55.2	64.6
Hungarian forint	53.2	64.6	60.1
Slovak crown	15.6	19.8	23.1
Central European currencies	282.9	317.3	311.9
Mexican peso	2.2	11.4	18.1
Romanian leu	—	—	1.0
Total	285.1	328.7	331.0

Amounts receivable from customers are held at amortised cost and are equal to the expected future cash flows receivable discounted at the average EIR of 128% (2005 133%, 2004 133%). All amounts receivable from

customers are at fixed interest rates. The average period to maturity of the amounts receivable from customers is 5.5 months (2005 4.9 months, 2004 4.6 months). The fair value of amounts receivable from customers is approximately £400m (2005 £400m, 2004 £400m). Fair value has been derived by discounting expected future cash flows (net of collection costs) at an appropriate discount rate.

The impairment charge in respect of amounts receivable from customers reflected in operating costs can be analysed as follows:

	2004	2005	2006
	£m	£m	£m
Central Europe	86.5	128.8	90.6
Mexico	0.5	3.6	12.5
Total	**87.0**	**132.4**	**103.1**

Revenue recognised on amounts receivable from customers which have been impaired was £141.0m (2005 £123.2m, 2004 £79.6m).

14. Amounts due from PF Group companies

	2004	2005	2006
	£m	£m	£m
Amounts due from PF Group companies	**80.7**	**127.8**	**157.7**

The amounts due from PF Group companies represent deposits under a netting arrangement involving IHC, Provident Financial and an external bank.

Under the netting arrangement, IHC borrows zloty from an external bank and, as a separate step, deposits an equivalent amount of zloty with Provident Financial. Provident Financial then deposits an equivalent amount of zloty with the same external bank. Within the PF Group financial statements the deposit held with the external bank and the associated borrowing are shown on a net basis (i.e. the deposit is netted against the borrowing to show a small net borrowing) as the PF Group has a legal right of set-off of the deposit and borrowing.

For the purposes of the IHC combined financial information, there is no legal right of set-off between the deposit held with Provident Financial and the external bank borrowing. Accordingly, the amounts are shown on a gross basis. Prior to the demerger, the netting arrangement will have been amended to operate solely between companies within IHC and the external bank, therefore the deposit and the associated bank borrowing will be presented on a net basis.

Amounts due from PF Group companies are unsecured, repayable on demand and accrue interest at rates linked to the relevant national LIBOR.

The fair value of amounts due from PF Group companies at 31 December 2006 equates to their book value (2005 and 2004 fair value equalled book value).

15. Cash and cash equivalents

	2004	2005	2006
	£m	£m	£m
Cash at bank and in hand	15.5	19.2	22.8
Short-term deposits	31.2	27.9	21.7
Total	**46.7**	**47.1**	**44.5**

At 31 December 2006 £21.4m (2005 £27.9m, 2004 £31.3m) of the short-term deposits and £nil (2005 £0.2m, 2004 £0.6m) of the cash at bank and in hand are held by a company in IHC that is separately regulated. The regulators of this company require their investments and cash to be retained within the company and these monies cannot be used to finance other parts of IHC or to repay borrowings of IHC.

The average period to maturity of the short-term deposits is one month (2005 one month, 2004 one month). The currency profile of cash and cash equivalents is as follows:

	2004	2005	2006
	£m	£m	£m
Sterling	7.8	16.8	13.6
Polish zloty	12.3	9.7	11.4
Czech crown	20.9	13.1	9.9
Hungarian forint	2.2	3.5	4.1
Slovak crown	3.0	2.0	1.9
Mexican peso	0.5	2.0	3.0
Romanian leu	—	—	0.6
Total	**46.7**	**47.1**	**44.5**

All of the cash and cash equivalents accrue interest at floating rates linked to the relevant national LIBOR. The weighted average fixed interest rate on cash and cash equivalents was 3.57% (2005 2.00%, 2004 2.63%). The fair value of cash and cash equivalents approximates to their book value (2005 and 2004 fair value approximated to book value).

16. Trade and other receivables

	2004	2005	2006
	£m	£m	£m
Trade debtors	0.4	0.5	1.2
Other debtors	0.6	1.3	0.5
Prepayments and accrued income	3.7	4.3	4.8
Total	**4.7**	**6.1**	**6.5**

The fair value of trade and other receivables at 31 December 2006 equates to their book value (2005 and 2004 fair value equalled book value).

17. Bank borrowings

a) Borrowing facilities and borrowings

IHC is funded by a combination of borrowings with external banks and borrowings with the PF Group (note 18).

External bank borrowing facilities principally comprise arrangements with banks for committed revolving loan facilities in a number of currencies for periods of up to five years and overdrafts and uncommitted loans which are repayable on demand. At 31 December 2006 borrowings under these facilities amounted to £388.0m (2005 £387.7m, 2004 £336.8m).

b) Maturity profile of bank borrowings

The maturity of IHC's external bank borrowings, together with the maturity of committed external bank facilities, is as follows:

	2004	2005	2006
	£m	£m	£m
Borrowing facilities available			
Repayable:			
On demand	0.2	—	1.8
In less than one year	215.1	198.2	366.4
Between one and two years	39.8	186.8	110.7
Between two and five years	297.7	211.1	142.7
Total	**552.8**	**596.1**	**621.6**

	2004	2005	2006
	£m	£m	£m
Borrowings			
Repayable:			
In less than one year	92.5	145.6	218.4
Between one and two years	35.8	113.3	79.5
Between two and five years	208.5	128.8	90.1
	244.3	242.1	169.6
Total	**336.8**	**387.7**	**388.0**

The average period to maturity of IHC's committed external bank facilities was 1.8 years (2005 2.5 years, 2004 2.5 years).

The fair value of IHC's bank borrowings equates to their book value (2005 and 2004 fair value equalled book value).

c) Interest rate and currency profile of bank borrowings

The currency exposure on external bank borrowings is as follows:

	2004	2005	2006
	£m	£m	£m
Polish zloty	196.8	236.8	231.1
Czech crown	66.1	58.1	48.1
Hungarian forint	51.1	57.9	54.0
Slovak crown	20.3	23.3	29.4
Mexican peso	2.5	11.6	25.4
Total	**336.8**	**387.7**	**388.0**

All of the external bank borrowings held by IHC have floating interest rates.

d) Undrawn committed external bank borrowing facilities

The undrawn committed external bank borrowing facilities at 31 December were as follows:

	2004	2005	2006
	£m	£m	£m
Expiring within one year	122.6	52.6	148.0
Expiring within one to two years	4.0	73.5	31.2
Expiring in more than two years	89.2	82.3	52.6
Total	**215.8**	**208.4**	**231.8**

18. PF Group borrowings

	2004	2005	2006
	£m	£m	£m
PF Group borrowings	42.9	53.5	79.4

PF Group borrowings are unsecured, repayable on demand, accrue interest at rates linked to LIBOR and are denominated in sterling. There is no maximum facility.

The fair value of PF Group borrowings equalled their book value (2005 and 2004 fair value equalled book value).

19. Derivative financial instruments

The current Provident Financial board approves treasury policies and the Provident Financial group treasury function manages the day-to-day operations. The board delegates certain responsibilities to the treasury committee. The treasury committee, which is chaired by A. Fisher, is empowered to take decisions within that delegated authority. Treasury activities and compliance with the treasury policies are reported to the Provident Financial board on a regular basis and are subject to periodic independent reviews and audits, both internal and

external. Treasury policies are designed to manage the main financial risks faced by IHC in relation to funding and investment. These policies ensure that the borrowings and investments are with high quality counterparties; are limited to specific instruments; the exposure to any one counterparty or type of instrument is controlled; and IHC's exposure to interest rate and exchange rate movements is maintained within set limits.

The treasury function enters into derivative transactions, principally interest rate swaps, currency swaps and forward currency contracts. The purpose of these transactions is to manage the interest rate and currency risks arising from IHC's underlying business operations. No transactions of a speculative nature are undertaken and written options may only be used when matched by purchased options.

The treasury policies in place in the current PF Group will be replicated in IHC following demerger.

Interest rate risk

IHC seeks to limit the net exposure to changes in interest rates. This is achieved through the use of derivative instruments such as interest rate swaps.

Currency risk

IHC has significant potential exposure to movements in exchange rates. The policy of IHC is to minimise the value of net assets denominated in foreign currencies by funding the overseas receivables by borrowings in local currency (or by sterling borrowings swapped into local currency) for the duration of the loans. The policy of IHC is to hedge the currency risk associated with expected future cash flows which are denominated in local currency and which are expected to arise in the following 12 months. Where formal foreign exchange contracts have been entered into they are designated as cash flow hedges on specific future transactions.

The fair value of derivative financial instruments is set out below:

	2004	2005	2006
	£m	*£m*	*£m*
Assets			
Interest rate swaps	1.0	0.4	0.6
Foreign currency contracts	—	0.1	—
Total	1.0	0.5	0.6

	2004	2005	2006
	£m	*£m*	*£m*
Liabilities			
Interest rate swaps	2.8	3.5	1.6
Foreign currency contracts	1.4	1.4	0.7
Total	4.2	4.9	2.3

The fair value of derivative financial instruments has been calculated by discounting expected future cash flows using interest rate yield curves and forward foreign exchange rates prevailing at 31 December.

Interest rate swaps

The total notional principal of outstanding interest rate swaps that IHC is committed to is £233.7m (2005 £330.6m, 2004 £323.1m).

The weighted average interest rate, range of interest rates and period to maturity of IHC's interest rate swaps were as follows:

	Weighted average interest rate	Range of interest rates	Weighted average period to maturity
	%	%	Years
2004			
Polish zloty	6.8	4.7–8.9	1.5
Czech crown	3.5	2.6–5.6	1.3
Hungarian forint	8.0	6.4–11.9	1.4
Slovak crown	4.6	3.9–5.0	1.6
2005			
Polish zloty	6.1	4.5–7.9	1.1
Czech crown	3.3	2.3–4.2	1.4
Hungarian forint	8.0	6.3–10.9	1.3
Slovak crown	4.1	2.7–5.0	1.4
Mexican peso	9.6	9.4–9.7	2.2
2006			
Polish zloty	6.1	4.5–7.9	0.9
Czech crown	3.2	2.3–4.2	0.9
Hungarian forint	7.8	6.3–9.6	1.3
Slovak crown	3.9	2.7-5.3	1.2
Mexican peso	8.7	8.2-9.7	1.9

The majority of the interest rate swaps are designated and are effective under IAS 39 as cash flow hedges, and the fair value thereof has been deferred in invested capital. A credit of £0.1m (2005 credit of £0.3m, 2004 charge of £0.4m) has been made to the combined income statement in the year representing the movement in the fair value of the ineffective portion of the interest rate swaps.

Foreign exchange contracts

The total notional amount of outstanding foreign exchange contracts that IHC is committed to is £45.1m (2005 £63.3m, 2004 £50.3m). These comprise:

- forward foreign exchange contracts to buy or sell sterling for a total notional amount of £6.7m (2005 £5.7m, 2004 £5.3m). These contracts have various maturity dates up to August 2007 (2005 July 2006, 2004 October 2005) and have been designated and are effective as cash flow hedges under IAS 39 and accordingly the fair value thereof has been deferred in invested capital. In 2004 an amount of £0.5m was charged to the combined income statement in respect of forward foreign exchange contracts that did not qualify for hedge accounting under IAS39;
- foreign exchange put/sterling call options with a total notional amount of £38.4m (2005 £57.6m, 2004 £45.0m). These options have various maturity dates up to December 2007 (2005 December 2006, 2004 December 2005). The options are taken out to economically hedge the translation risk on the profit/loss of overseas countries but do not qualify for hedge accounting under IAS 39. The credit to the combined income statement for the year to 31 December 2006 in respect of these options was £0.4m (2005 credit of £0.1m, 2004 charge of £0.7m).

20. Trade and other payables

	2004	2005	2006
	£m	£m	£m
Trade creditors	—	1.8	1.6
Other creditors, including taxation and social security	2.5	3.9	7.1
Accruals	13.5	15.5	26.3
Total	**16.0**	**21.2**	**35.0**

The fair value of trade and other payables equates to their book value (2005 and 2004 fair value equalled book value).

21. Retirement benefit obligations/asset

(a) Pension schemes — defined benefit

IHC participates in a number of UK based pension schemes operated by Provident Financial. The two major defined benefit pension schemes are the Provident Financial Senior Pension Scheme and the Provident Financial Staff Pension Scheme. The schemes are of the funded, defined benefit type providing retirement benefits based on final salary. Following a full review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The assets and liabilities of the PF Group pension schemes have been allocated between statutory entities on a pro-rata basis based upon the agreed actual employer cash contributions made by each subsidiary company. For the purposes of the combined financial information, the pension obligations/asset represent an aggregation of the statutory entities forming IHC plus an allocation of the PF Group corporate office pension obligations/asset based on the expected split of corporate office staff on demerger.

Actuarial valuations of scheme assets and the present value of the defined benefit obligations were carried out at 1 June 2004 and 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 has been based on these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme at 31 December 2004, 31 December 2005 and 31 December 2006. Scheme assets are stated at fair value at 31 December 2004, 31 December 2005 and 31 December 2006.

The major assumptions used by the actuary were:

	2004	2005	2006
	%	%	%
Price inflation	2.75	2.80	3.10
Rate of increase in pensionable salaries	4.34	4.38	4.68
Rate of increase to pensions in payment	2.75	2.80	3.10
Discount rate	5.40	4.80	5.10
Long term rate of return:			
— equities	7.85	7.85	7.85
— bonds	4.60	4.10	5.10
— index-linked gilts	4.60	4.10	4.50
— other	4.80	4.50	5.25
— overall (weighted average)	7.17	6.74	6.62

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields or fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity reflect long-term real rates of return experienced in the respective markets.

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. For members of the staff scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the charge to the combined income statement would have increased by approximately £nil and the defined benefit obligation would have increased by approximately £1.0m.

The amounts recognised in the combined balance sheet are as follows:

	2004	2005	2006
	£m	£m	£m
Equities	13.3	16.5	18.5
Bonds	1.8	1.6	1.7
Index-linked gilts	1.5	2.0	2.0
Other	0.4	4.2	12.4
Total fair value of scheme assets	17.0	24.3	34.6
Present value of funded defined benefit obligations	(27.4)	(32.5)	(34.2)
Net (liability)/asset recognised in the combined balance sheet	**(10.4)**	**(8.2)**	**0.4**

The amounts recognised in the combined income statement are as follows:

	2004	2005	2006
	£m	£m	£m
Current service cost	(0.5)	(0.5)	(0.5)
Interest cost	(1.3)	(1.5)	(1.5)
Expected return on scheme assets	1.1	1.2	2.0
Past service credit	—	—	0.1
Curtailment credit	—	—	0.2
Net (charge)/credit recognised in the combined income statement	**(0.7)**	**(0.8)**	**0.3**

The net (charge)/credit recognised in the combined income statement has been included within administrative expenses.

From 5 April 2006, changes to the rules of the pension schemes and to the tax applying to pension scheme benefits has meant that in most cases members of the pension schemes will be able to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, these changes have led to a £0.1m past service saving related to deferred members of the pension schemes and a £0.2m curtailment saving relating to active members of the pension schemes.

Movements in the fair value of scheme assets were as follows:

	2004	2005	2006
	£m	£m	£m
Fair value of scheme assets at 1 January	14.5	17.0	24.3
Expected return on scheme assets	1.1	1.2	2.0
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Contributions by IHC	1.2	4.2	9.4
Contributions paid by scheme participants	0.2	0.2	0.2
Net benefits paid out	(0.9)	(0.6)	(0.9)
Fair value of scheme assets at 31 December	**17.0**	**24.3**	**34.6**

During 2005, IHC made additional special contributions of £0.6m in May 2005 and £1.5m in December 2005. IHC made a further special contribution of £4.9m in January 2006 in order to ensure that the defined benefit pension schemes were fully funded based on the June 2005 deficit position. Regular employer contributions are expected to be £0.4m in 2007.

Movements in the present value of the defined benefit obligation were as follows:

	2004	2005	2006
	£m	*£m*	*£m*
Defined benefit obligation at 1 January	(22.4)	(27.4)	(32.5)
Current service cost	(0.5)	(0.5)	(0.5)
Interest cost	(1.3)	(1.5)	(1.5)
Past service credit	—	—	0.1
Curtailment credit	—	—	0.2
Contributions paid by scheme participants	(0.2)	(0.2)	(0.2)
Actuarial losses on scheme liabilities	(3.9)	(3.5)	(0.7)
Net benefits paid out	0.9	0.6	0.9
Defined benefit obligation at 31 December	**(27.4)**	**(32.5)**	**(34.2)**

The actual return on scheme assets compared to the expected return was as follows:

	2004	2005	2006
	£m	*£m*	*£m*
Expected return on scheme assets	1.1	1.2	2.0
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Actual return on scheme assets	**2.0**	**3.5**	**1.6**

Actuarial gains and losses have been recognised through the combined statement of recognised income and expense (combined SORIE) in the period in which they occur.

An analysis of the amounts recognised in the combined SORIE is as follows:

	2004	2005	2006
	£m	*£m*	*£m*
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Actuarial losses on scheme liabilities	(3.9)	(3.5)	(0.7)
Total loss recognised in the combined SORIE in the year	**(3.0)**	**(1.2)**	**(1.1)**
Cumulative amount of losses recognised in the combined SORIE	**(3.0)**	**(4.2)**	**(5.3)**

The history of experience adjustments is as follows:

	2004	2005	2006
Experience gains/(losses) on scheme assets			
— Amount (£m)	0.9	2.3	(0.4)
— Percentage of scheme assets	5.3%	9.5%	(1.2)%
Experience losses on scheme liabilities			
— Amount (£m)	(1.2)	—	(1.1)
— Percentage of scheme liabilities	(4.4)%	—	(3.2)%

(b) Pension schemes — defined contribution

For new employees joining the PF Group after 1 January 2003, a stakeholder pension plan was introduced into which IHC contributes 8% of pensionable earnings of the member provided that the member contributes a minimum of 6% of pensionable earnings. The assets of the scheme are held separately from those of IHC. The pension charge in the combined income statement represents contributions payable by IHC in respect of the plan and amounted to £55,000 for the year ended 31 December 2006 (2005 £34,000, 2004 £24,000). No contributions were payable to the fund at the year end (2005 and 2004 £nil).

22. Share-based payment

IHC participates in three PF Group share schemes: senior executive share option schemes (ESOS), employee savings-related share option schemes (typically referred to as Save As You Earn schemes (SAYE)) and the Performance Share Plan (PSP). For the purposes of assessing the combined income statement charge/(credit)

under IFRS 2, the options/awards under the schemes were valued using the binomial option pricing model. The credit to the combined income statement during the year was £0.4m (2005 charge of £0.5m, 2004 charge of £0.3m). The fair value per option granted and the assumptions used in the calculations of the share-based payment charge/(credit) are as follows:

	ESOS	SAYE	PSP
2004			
Grant date	29-Jul-04	26-Aug-04	27-Feb-04
Share price at grant date (£)	5.51	5.88	7.41
Exercise price (£)	5.51	4.53	—
Shares under option	510,499	29,076	16,972
Vesting period (years)	3	3,5 and 7	3
Expected volatility	35%	35%	n/a
Option life (years)	10	Up to 7	3
Expected life (years)	5	Up to 7	3
Risk free rate	5.1%	4.9%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	1.25	1.61-1.64	7.41

	ESOS	SAYE	PSP
2005			
Grant date	23-Mar-05	21-Oct-05	17-Mar-05
Share price at grant date (£)	7.03	5.95	7.08
Exercise price (£)	7.03	5.07	—
Shares under option	611,797	31,181	16,954
Vesting period (years)	3	3,5 and 7	5
Expected volatility	28.0%	28.0%	n/a
Option life (years)	10	Up to 7	5
Expected life (years)	5	Up to 7	5
Risk free rate	4.7%	4.3%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	1.59	1.45-1.50	7.08

	ESOS	SAYE	PSP
2006			
Grant date	7-Jun-06	19-Oct-06	15-Mar-06
Share price at grant date (£)	5.77	6.36	6.46
Exercise price (£)	5.77	4.91	—
Shares under option	970,870	23,256	7,762
Vesting period (years)	3	3,5 and 7	5
Expected volatility	25.0%	25.0%	n/a
Option life (years)	10	Up to 7	5
Expected life (years)	5	Up to 7	5
Risk free rate	4.5%	4.5%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	0.91	1.41-1.45	6.46

The expected volatility is based on historical volatility over the last three years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero coupon UK government bonds.

Notes to the pro forma statement of net assets

1) The net assets of the PF Group have been extracted without adjustment from the audited consolidated balance sheet of the PF Group as at 31 December 2006.

2) The adjustment reflects the sale of the PI Division which took place on 15 June 2007. The adjustment comprises:

   a) The removal of the net assets of the PI Division which have been extracted without adjustment from the consolidation schedules used to prepare the PF Group consolidation for the year ended 31 December 2006 except for:

      (i) the exclusion of the pension asset, net of deferred tax, relating to the PI Division of £0.7m which was retained by Provident Financial on disposal; and

      (ii) the exclusion of a dormant subsidiary which had net assets of £0.7m as at 31 December 2006 and did not form part of the sale.

   b) Inclusion of a S75 pension contribution of £10.0m made into the PF Group's defined benefit pension schemes by the PI Division following sale. The net cost of this, being the gross contribution of £10.0m less tax recoverable by the purchaser (see 2c below), was borne by the PF Group as part of an adjustment to the purchase price.

   c) The net cash inflow from the disposal, amounting to £162.7m, has been assumed to reduce bank and other borrowings and comprises:

	£m
Gross consideration	170.0
Costs of disposal	(5.4)
Settlement of interest rate swaps, net of tax*	(5.6)
S75 pension contribution, net of tax	(7.0)
Settlement of intra-group debt	10.7
	162.7

* the interest rate swaps were being held to hedge the interest rate on the short-term deposits of the PI Division. These have been terminated on disposal of the PI Division.

No tax liability is expected to arise on the disposal profits due to the availability of substantial shareholdings relief.

3) The net assets of IHC as at 31 December 2006 have been extracted without adjustment from the audited financial information on IHC set out in Part IV (Financial Information on IHC) of this document.

4) Demerger adjustments comprise:

	Demerger adjustments (see notes below)			
	a	b	c	Total
	£m	£m	£m	£m
Current assets				
Financial assets:				
— Amounts due from PF Group companies	—	—	157.7	157.7
Current liabilities				
Financial liabilities:				
— Bank and other borrowings	—	—	(144.1)	(144.1)
— PF Group borrowings	—	—	(79.4)	(79.4)
Non-current liabilities				
Financial liabilities:				
— Bank and other borrowings	(70.0)	(20.4)	65.8	(24.6)
NET ASSETS	(70.0)	(20.4)	—	(90.4)

Notes:

a) £70.0m of capital contributions made by Provident Financial into IHC prior to the Demerger. The capital contributions are assumed to increase bank and other borrowings.

b) £20.4m of further cash costs relating to the Demerger (which are not expected to have a continuing impact) which had not been incurred by the PF Group as at 31 December 2006. The costs are assumed to increase bank and other borrowings.

c) On Demerger, the amounts outstanding on intra-group accounts with IHC will be immediately settled. As at 31 December 2006, the PF Group owed IHC a net amount of £78.3m comprising amounts due to IHC of £157.7m and amounts due from IHC of £79.4m. The repayment of the intra-group accounts is to be funded by external borrowings.

5) No account has been taken of the results, cashflows or other transactions (including the payment of the 2006 final dividend of £56.4m) of the PF Group since 31 December 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
Provident Financial plc
Colonnade
Sunbridge Road
Bradford
West Yorkshire
BD1 2LQ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

Provident Financial plc (the "Company")

We report on the pro forma statement of net assets (the "**Pro forma statement of net assets**") set out in Part V of the Company's circular dated 25 June 2007 (the "**Circular**") which has been prepared on the basis described, for illustrative purposes only, to provide information about how the proposed demerger of the International home credit business of Provident Financial plc from Provident Financial plc might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 December 2006. This report is required by item 13.5.31R of the Listing Rules of the UK Listing Authority (the "**Listing Rules**") and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma statement of net assets in accordance with item 13.5.31R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.5.31R of the Listing Rules, on the Pro forma statement of net assets as to the proper compilation of the Pro forma statement of net assets and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma statement of net assets, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this

report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma statement of net assets with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma statement of net assets has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the Pro forma statement of net assets has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART VI
ADDITIONAL INFORMATION

1. Responsibility Statement

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Company and the Directors

2.1 The Company

The Company was incorporated as a limited company in England and Wales on 31 August 1960 under the Companies Act 1948 with number 00668987 and the name P.C. Investments Limited. On 28 March 1961 it re-registered with the name The Provident Clothing & Supply Company Limited. On 31 December 1974 it re-registered with the name Provident Financial Group Limited. It re-registered as a public company on 31 December 1981 with the name Provident Financial Group PLC and re-registered with the name Provident Financial plc on 10 December 1990. The principal legislation under which Provident Financial operates are the Companies Acts and the regulations made thereunder.

The Company is domiciled in the United Kingdom with its registered office and principal place of business at Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ. The business address of each of the Directors is c/o Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ. The telephone number of the Company's registered office is +44 (0)1274 731111.

2.2 Directors

The names of the Directors and their principal functions are as follows:

John van Kuffeler	Chairman
Christopher Rodrigues CBE	Joint Deputy Chairman, Chairman, IHC
Charles Gregson	Joint Deputy Chairman, independent non-executive director
John Harnett	Managing Director, IHC
Peter Crook	Managing Director, UKHC
Andrew Fisher	Finance Director
Tony Hales	Independent non-executive director
Robert Hough	Independent non-executive director
John Maxwell	Independent non-executive director
Ray Miles	Senior independent non-executive director

2.3 Regulated entities

The Company and a number of its subsidiaries are regulated in respect of various aspects of their business as set out in this paragraph 2.3.

(a) Office of Fair Trading

The following subsidiaries of the Company hold UK consumer credit licences from the Office of Fair Trading:

Cheque Exchange Limited

Colonnade Insurance Services Limited (Dormant)

Direct Auto Finance Limited

Direct Auto Financial Services Limited

Greenwood Personal Credit Limited

International Personal Finance Investments Limited

Lawson Fisher Limited (Dormant)

Peoples Motor Finance Limited (Dormant)

Provfin Limited

Provident balance Limited (Dormant)

Provident Check Traders Limited

Provident Financial Management Services Limited

Provident International Financial Services Limited

Provident International Holdings Limited

Provident International Limited

Provident Personal Credit Limited

Provident Personal Credit (London) Limited (Dormant)

Provident Personal Credit (Midlands) Limited (Dormant)

Provident Personal Credit (North) Limited (Dormant)

Provident Personal Credit (South) Limited (Dormant)

Vanquis Bank Limited

Yes Car Credit (Holdings) Limited

(b) UK Financial Services Authority

Vanquis Bank Limited, a subsidiary of the Company, is authorised by the Financial Services Authority to carry on regulated business.

(c) Other regulators

The following subsidiaries of the Company are subject to regulation or supervision as noted below:

Company	Country of operation	Regulator/Supervisory authority
Provident International Credit Guarantee Company Limited	Guernsey	Guernsey Financial Services Commission
Provident Financial Rt	Hungary	Hungarian Financial Supervisory Authority
Provident Mexico S.A. de C.V.	Mexico	Federal Protection Agency for Consumers
Provident Financial Romania I.F.N.S.A.	Romania	National Bank of Romania
Provident Financial s.r.o...........	Slovakia	Trade Licensing Office
Provident Personal Credit Limited...	Republic of Ireland	Irish Financial Services Regulatory Authority

3. Directors' interests

3.1 Offers of employment from International Personal Finance

International Personal Finance has entered into employment arrangements (conditional on the Demerger and Admission) with Christopher Rodrigues, John Harnett and David Broadbent (each an **"Offeree"**) which include the terms set out below:

(a) Christopher Rodrigues has a letter of appointment with International Personal Finance dated 19 June 2007 which provides for a basic salary of £385,000 per annum, plus a pensions allowance of £115,000 per annum;

(b) John Harnett entered into a service contract dated 19 June 2007 which provides for a basic salary of £357,000 per annum; and

(c) David Broadbent entered into a service contract dated 21 June 2007 which provides for a basic salary of £200,000 per annum.

Each of these agreements is terminable upon one year's notice from the relevant director or the Company. There are no provisions for compensation payable upon early termination of any of these agreements.

3.2 Directors and their interests in PF Shares

As at 22 June 2007 (being the latest practicable date prior to the publication of this document) the interests of each Director, their immediate families and related trusts and, insofar as is known to them or could with reasonable diligence be ascertained by them, persons connected (within the meaning of section 346 of the Companies Act 1985) with the Directors (all of which, unless otherwise stated, are beneficial) in the share capital of the Company, including interests arising pursuant to any transaction notified to the Company pursuant to rule 3.1.2 of the Disclosure and Transparency Rules, are as follows:

	PF Shares	Options over PF Shares	Interests in PF Shares under the PF Long Term Incentive Scheme 2006	Interests in PF Shares under the PF Performance Share Plan
Directors				
John van Kuffeler	18,000	—	—	—
Christopher Rodrigues	—	—	—	—
John Harnett	28,071	477,328	56,384	—
Peter Crook	—	117,665	54,726	5,834
Andrew Fisher	—	98,740	47,263	—
Charles Gregson	1,837[(1)]	—	—	—
Tony Hales	5,000	—	—	—
Robert Hough	850[(2)]	—	—	—
John Maxwell	2,100[(3)]	—	—	—
Ray Miles	9,000[(4)]	—	—	—

(1) Registered in the name of Lloyds Bank (PEP Nominees) Limited.

(2) Registered in the name of Rulegalc Nominees Limited a/c GENRL PEP.

(3) 2,000 PF Shares registered in the name of HSBC Global Custody Nominee (UK) Limited and 100 PF Shares registered in the name of Barclays Stockbrokers Nominees Limited.

(4) Registered in the name of Capita IRG Trustees Limited.

The executive Directors, in common with all employees of the Company, have an interest in the unallocated PF Shares held in the Provident Financial Qualifying Employee Share Ownership Trust.

4. Directors' service contracts

4.1 The executive Directors have service contracts with the Company on the following terms:

(a) John Harnett entered into a service contract dated 30 January 2002 (as amended by letters of variation dated 24 December 2003 and 5 February 2007). His current basic salary is £357,000 per annum;

(b) Peter Crook entered into a service contract dated 27 April 2006 (as amended by a letter of variation dated 1 February 2007). His current basic salary is £347,000 per annum, which shall increase to £450,000 per annum with effect from Demerger; and

(c) Andrew Fisher entered into a service contract dated 30 June 2006 (as amended by a letter of variation dated 17 January 2007). His current basic salary is £347,000 per annum.

Each of these service contracts is terminable upon not less than one year's notice from the relevant Director or the Company. No notice of termination has been given by either the Company or any of the Directors and thus in each case the unexpired term is one year. Each service contract terminates on the date of the Director's sixty-fifth birthday. There are no provisions for compensation payable upon early termination of any of the service contracts.

4.2 John van Kuffeler was appointed as Chief Executive of the Company with effect from 25 October 1991 and was appointed non-executive Chairman of the Board on 1 May 2002. He is currently acting Chief Executive of the Company but will revert to serving as non-executive Chairman upon completion of the Demerger. He is also chairman of the Nomination Committee. He has a service contract dated 29 January 2002 (as amended by letters of variation dated 24 December 2003, 17 January 2007 and 30 January 2007) with the Company on the following terms:

His current basic salary is £400,000 per annum whilst serving as Chairman and acting as Chief Executive and £250,000 per annum as non-executive Chairman alone from completion of the Demerger. This service contract is terminable upon not less than six months' notice from Mr van Kuffeler or upon not less than one year's notice from the Company. No notice of termination has been given by either party and thus the unexpired term is one year. The service contract will terminate on the date of his sixty fifth birthday. There are no provisions for compensation payable upon early termination of this service contract.

4.3 Christopher Rodrigues was appointed as Joint Deputy Chairman of the Company and Chairman of IHC with effect from 26 January 2007. He has a letter of appointment dated 6 February 2007 (as amended by a letter of variation dated 1 June 2007) with the Company on the following terms:

His current basic salary is £385,000 per annum, plus a pension allowance of £115,000. This letter of appointment is terminable upon not less than one year's notice from Mr Rodrigues or the Company. No notice of termination has been given by either party and thus the unexpired term is one year. There are no provisions for compensation payable upon early termination of this service contract.

4.4 The non-executive Directors have letters of appointment with the Company on the following terms:

(a) Charles Gregson was appointed as a non-executive Director on 9 February 1995 and as Deputy Chairman of the Board on 24 April 1997. He is entitled to an annual fee of £45,000;

(b) Tony Hales was appointed as a non-executive Director on 14 October 2006. He is entitled to an annual fee of £45,000. He was appointed chairman of the Risk Advisory Committee on 28 February 2007;

(c) Robert Hough was appointed as a non-executive Director on 1 February 2007. He is entitled to an annual fee of £45,000;

(d) John Maxwell was appointed as a non-executive Director on 15 May 2000 and as chairman of the Audit Committee on 28 February 2007. He is entitled to an annual fee of £45,000; and

(e) Ray Miles was appointed as a non-executive Director on 1 January 2004 and as chairman of the Remuneration Committee on 28 February 2007. He is entitled to an annual fee of £45,000.

Each of the non-executive Directors is appointed for an initial period of three years, subject to election by PF Shareholders. The initial three-year period may be extended by one further three-year period (and, in exceptional cases, further extended) subject to re-election by PF Shareholders.

4.5 None of the service contracts or letters of appointment of the Directors provides for benefits upon termination. However, in the event that a Director is not re-elected at an Annual General Meeting of the Company, the service contract is automatically terminated and this is treated as a breach by the Company.

4.6 For 2007 each of Peter Crook, Andrew Fisher and John Harnett will be eligible for an additional cash bonus of up to 100 per cent. of their salary (as payable on 1 January 2007) by reference to the successful completion of, and value created by, the Demerger. If payable, this bonus will be paid by the Company except in circumstances where the relevant director has voluntarily ceased to be an employee of the

Company and/or of IPF, as appropriate, or has had his employment summarily terminated, in each case before 31 December 2007.

4.7 Robin Ashton resigned as Chief Executive of the Company with effect from 31 December 2006 and left the PF Group in April 2007. Under the terms of an agreement between Provident Financial and Mr Ashton, Mr Ashton was entitled to a termination payment of £791,150 as compensation for termination of employment, payable in April 2007. In addition, Mr Ashton will also be eligible for a cash bonus payment of up to 100 per cent. of his salary (as at 1 January 2007) for his contribution to the successful implementation of the Demerger under the Demerger bonus arrangements described at paragraph 4.6 above.

5. Composition of the Board after Demerger

5.1 With effect from the Demerger, Christopher Rodrigues, John Harnett, Ray Miles, Charles Gregson and Tony Hales will resign from the Board and become directors of IPF.

5.2 Chris Gillespie will join the Board with effect from the Demerger as Managing Director of UK Consumer Credit. He has entered into a service contract with the Company dated 31 May 2007 and his salary will be £340,000 per annum. His service contract is terminable on not less than one year's notice from Mr Gillespie or from the Company. No notice of termination has been given by either the Company or Mr Gillespie and thus the unexpired term is one year. The service contract terminates on his sixty-fifth birthday and contains no provisions for compensation payable upon early termination.

5.3 Manjit Wolstenholme will join the Board with effect from Demerger as a non-executive director. She will be entitled to an annual fee of £45,000, plus £10,000 for so long as she is Chairman of the Audit Committee, and will be appointed for an initial period of three years, subject to election by shareholders. The initial three-year period may be extended by one further three-year period (and, in exceptional cases, further extended) subject to re-election by PF Shareholders.

5.4 Immediately following the Demerger, the Board is therefore expected to comprise:

John van Kuffeler	*(Chairman)*
Peter Crook	*(Chief Executive)*
Andrew Fisher	*(Finance Director)*
Chris Gillespie	*(Managing Director-UK Consumer Credit)*
Robert Hough	*(Independent non-executive director)*
John Maxwell	*(Independent non-executive director)*
Manjit Wolstenholme	*(Independent non-executive director)*

5.5 Details of the service contacts of the continuing directors of the Company are as set out in paragraphs 4.1 to 4.5 above.

6. Major interests in shares

6.1 Set out in the table below are the names of those persons, other than a Director, who, so far as the Company is aware, are interested, directly or indirectly, in three per cent. or more of the Company's total voting rights and capital in issue as at 19 June 2007 (being the latest practicable date prior to the publication of this document). The Company has received no notifications of any changes to this information since this date.

Name	No. of Ordinary Shares	Percentage of issued ordinary share capital
Schroder Investment Management Limited	22,341,498	8.69
Capital Group International Inc.	20,825,631	8.10
Prudential plc and its subsidiaries	19,549,987	7.60
Fidelity International Limited	12,288,126	4.78
Marathon Asset Management LLP	11,145,014	4.34
Barclays PLC	10,812,789	4.20
Legal & General Group plc/Legal & General Investment Management	10,430,675	4.05
Jupiter Asset Management Limited	9,627,767	3.74
Standard Life Investments Limited	8,268,403	3.21

6.2 The Company is not aware of any person who exercises, or could exercise, directly or indirectly, jointly or severally, control over the Company.

7. Summary of effects of Demerger on the PF Employee Share Schemes

7.1 Employees of the IPF Group

In circumstances such as the Demerger, where a subsidiary or a number of subsidiary companies are transferred out of the Group, in accordance with the rules of the PF Employee Share Schemes as previously approved by PF Shareholders the employees of those subsidiary companies are generally able to exercise share options granted and share awards held will generally vest. PF Shareholder approval is not required.

In particular, in accordance with the rules of the Provident Financial Performance Share Plan, basic awards will vest and matching awards will vest to the extent that the performance target has been satisfied to the date of cessation of employment with the Group and on a time pro rated basis.

Optionholders under the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996) and the Provident Financial plc Senior Executive Share Option Scheme (1995) will be able to exercise all their options. Optionholders under the Provident Financial Employee Savings-Related Share Option Scheme (2003), the Provident Financial plc Employee Savings-Related Share Option Scheme (1993) and the Provident Financial plc International Employee Savings-Related Share Option Scheme will be able to exercise their options to the extent of their accumulated savings plus interest. In each case options may be exercised within the period ending six months after the date of the Demerger, other than under the Provident Financial International Employee Savings-Related Share Option Scheme where options may be exercised within three months.

In relation to the Provident Financial Executive Share Option Scheme 2006, existing options will be exchanged in return for the grant of new equivalent awards over shares in International Personal Finance and a similar exchange will be offered to the participant in the Provident Financial Long Term Incentive Scheme 2006.

7.2 Employees of the Provident Group

Options and awards held by employees of the Provident Group will not become exercisable on the Demerger. It is proposed that Provident Financial's share capital will be consolidated upon the Demerger in the manner described in more detail in paragraph 1 of Part III (Key information for PF Shareholders). As a result of the PF Share Consolidation, the Demerger is not expected to have a material effect on the value of share options and awards held by employees of the UK Group under the PF Employee Share Schemes.

Optionholders under the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996) and the Provident Financial plc Senior Executive Share Option Scheme (1995) will also be able to cancel their existing options (which are not currently exercisable) in return for a cash payment representing the gain they would otherwise make if they were able to exercise their options and sell their shares (calculated by reference to the average closing price of a PF Share on the five business days after the date on which the Demerger becomes effective). This will apply to options over 1,139,433 shares as at 22 June 2007.

8. Material contracts

8.1 No contracts have been entered into (other than contracts entered into in the ordinary course of business) by any member of the UK Group either: (i) within the period of two years immediately preceding the date of this document which are or may be material to the UK Group; or (ii) which contain any provisions under which any member of the UK Group has any obligation or entitlement which is, or may be, material to the UK Group as at the date of this document, save as disclosed below:

(a) Demerger Agreement

The Demerger Agreement was entered into on 25 June 2007 between Provident Financial and International Personal Finance to effect the Demerger and govern the relationship between the UK Group and the IPF Group following the Demerger. The Demerger Agreement is conditional upon the passing of the Demerger Resolution (resolution 1 of the Notice of Extraordinary General Meeting set out at the end of this document), the approval by the Board of the Demerger Dividend, no right to terminate the Sponsors' Agreement having been exercised and permission having been granted for Admission.

Provident Financial and International Personal Finance have agreed pursuant to the Demerger Agreement that:

(A) upon the Demerger Dividend being declared by the Board, Provident Financial shall transfer the entire issued share capital of PIHL to International Personal Finance and International Personal Finance shall issue the Demerger Shares to PF Shareholders on the PF Share Register as at the Demerger Record Time;

(B) upon the transfer of the shares in PIHL to International Personal Finance, Provident Financial shall grant International Personal Finance a power of attorney over the shares in those companies pending registration of International Personal Finance's holding of the entire issued share capital of those companies; and

(C) all amounts owing by any member of the IPF Group to any member of the UK Group shall be repaid in full immediately following Admission, except for amounts arising in the ordinary course of business and certain specified amounts which are to remain outstanding until such time as they are due for repayment in accordance with their terms.

The Demerger Agreement contains mutual indemnities under which International Personal Finance indemnifies the UK Group against liabilities arising in respect of the businesses carried on by IHC and Provident Financial indemnifies the IPF Group against liabilities arising in respect of the businesses carried on by the UK Group other than IHC. These mutual indemnities are unlimited in terms of amount or duration and are customary for an agreement of this type.

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by UK Group companies for the benefit of IPF Group companies (or vice versa) will be dealt with following the Demerger. Under the terms of the Demerger Agreement, the beneficiary of such a guarantee must endeavour to obtain the guarantor's release from the guarantor's obligations thereunder and, pending release, indemnify the guarantor against all amounts paid by it under the guarantee and ensure that the guarantor's exposure under the guarantee is not increased.

Both the UK Group and the IPF Group will be permitted access to each other's records for a period of six years following the Demerger. In addition, International Personal Finance has agreed to provide Provident Financial with such information as Provident Financial may reasonably require in order to prepare its half year and full year audited accounts for the six months and year ending 30 June 2007 and 31 December 2007 respectively, and Provident Financial has agreed to provide International Personal Finance with such information as may reasonably be required by International Personal Finance to prepare its full year accounts for its year ending 31 December 2007.

Reasonable endeavours are to be used to ensure that contracts in the name of one group member whereby a member of the other group is deriving the benefit of that contract are novated to the relevant member of the other group, pending which the contracting party shall hold the benefit of that contract on trust for the relevant member of the other group.

The parties have covenanted for a period of one year not to employ, solicit or contact with a view to employing directors and senior managers of the other or any other employees involved in the provision of services to the other party.

Both groups have agreed to keep certain information on the other group confidential, subject to certain exemptions (for instance if disclosure is required by law).

The Demerger Agreement contains detailed provisions relating to the discharge of indebtedness due from IPF Group companies to the UK Group, the establishment by International Personal Finance of its pension schemes and the transfer of assets to them.

The Demerger Agreement also contains indemnities relating to taxation. Subject to certain exceptions, Provident Financial indemnifies the IPF Group against tax liabilities arising as a result of the Demerger or certain pre-Demerger reorganisation steps. Provident Financial also indemnifies the IPF Group against certain tax liabilities which are properly liabilities of the UK Group being imposed on a member of the IPF Group and against tax liabilities arising as a result of a member of the UK Group making a chargeable payment within the meaning of section 214 of the Income and Corporation Taxes Act 1988 (a **"Chargeable Payment"**) and International Personal Finance indemnifies the UK Group against certain tax liabilities which are properly liabilities of the IPF Group being imposed on a member of the UK Group and against tax liabilities arising as a result of a member of the IPF Group

making a Chargeable Payment. All of these indemnities are unlimited in terms of amount but do not cover liabilities which arise more than seven years after the Demerger or which have not been notified by the indemnified party to the indemnifying party within seven years and 30 days after the Demerger.

Additionally, Provident Financial agrees, subject to the application of a floor, (i) to indemnify the IPF Group, against a specified proportion of certain corporate income tax liabilities (and interest and penalties thereon) arising in Poland in respect of the tax returns of the Polish business for certain periods ended prior to the Demerger and (ii) in certain cases where it is necessary for the Polish business to provide, or procure the provision of, security (or in certain limited circumstances, cash) to the Polish Tax Authority for an amount assessed in respect of one of the relevant returns pending final determination of the liability, to provide, or procure the provision of, security (or cash) for a specified proportion of that amount. The liability of Provident Financial under (i) and (ii) above will not (as is the case with the other tax indemnities in the Demerger Agreement) be limited by time.

The provisions of the Demerger Agreement require that any steps required to be taken with regard to the reorganisation of the IPF Group which remain outstanding following the date of such agreement shall be finalised as soon as reasonably practicable thereafter.

The Demerger Agreement will terminate if Admission does not take place before 31 July 2007 or if the Sponsors' Agreement (as defined at paragraph 8.1(b) below) is terminated by any party thereto prior to Admission.

(b) ***Sponsors' agreement***

On 25 June 2007, the Company, Merrill Lynch and Dresdner Kleinwort entered into a sponsors' agreement (the **"Sponsors' Agreement"**), which contains, amongst others, the following provisions:

(i) the Company has appointed Merrill Lynch and Dresdner Kleinwort as joint sponsors in connection with the Demerger;

(ii) in connection with the Demerger and Admission, the Company has agreed to pay to Merrill Lynch and Dresdner Kleinwort an aggregate fee of £625,000 on the date hereof and an additional aggregate fee of £4.55 million on the date of the Demerger. All fees will be paid with any value added tax chargeable thereon;

(iii) Merrill Lynch and Dresdner Kleinwort may terminate the Sponsors' Agreement in certain circumstances at any time before Admission including if (a) there has been a breach by the Company of representations, warranties, undertakings or covenants in the Sponsors' Agreement, (b) the ordinary resolution of the PF Shareholders at the extraordinary general meeting of the Company to approve the Demerger is not passed, or (c) the Demerger has not occurred immediately prior to Admission; and

(iv) the Company has given certain customary representations, warranties, undertakings, covenants and indemnities to Merrill Lynch and Dresdner Kleinwort.

(c) ***The Settlement Agreement*** (as described in paragraph 10.2).

(d) ***Sale Agreement***

On 9 May 2007, Provident Financial entered into an agreement with Car Care Plan (Holdings) Limited (a subsidiary of GMAC Insurance Holdings Inc.) (the **"Purchaser"**) pursuant to which the Purchaser acquired the entire issued share capital of Provident Insurance plc, Hebble Insurance Management Services Limited, yesinsurance Services Limited and Colonnade Reinsurance Limited (together with its subsidiary, Provident Reinsurance Limited, comprising the entire PI Division) (the **"Sale Agreement"**).

The transaction completed on 15 June 2007, following receipt by the Purchaser of change of control approvals from the FSA and GFSC. The Purchaser paid approximately £170 million in cash to Provident Financial (such amount being subject to adjustment under the completion accounts mechanism contained in the Sale Agreement).

Under the Sale Agreement, certain customary warranties in respect of the PI Division were provided by Provident Financial to the Purchaser, subject to customary limitations. Claims in respect of breach of warranty must be notified within two years of completion and are capped at 75 per cent. of the consideration.

The Purchaser has the benefit of certain customary restrictions on the Group's right to compete with the PI Division or to solicit key employees of the PI Division. These restrictions operate for a period of two years from completion.

(e) Facility Agreement

An agreement (the **"Facility Agreement"**) was entered into on 9 March 2007 between: (1) Provident Financial (the **"Parent"**), (2) Provident Financial and Provident Personal Credit Limited (**"PPC"**) (together, the **"Original Borrowers"**), (3) PPC, Greenwood Personal Credit Limited, Provident Financial Management Services Limited and Provident Investments plc (together, the **"Original Guaranteeing Subsidiaries"**), (4) Lloyds TSB Bank plc and The Royal Bank of Scotland plc (as Mandated Lead Arrangers), (5) The Royal Bank of Scotland plc (as Agent) and (6) Lloyds TSB Bank plc; The Royal Bank of Scotland plc; Bayerische Landesbank, London Branch; Allied Irish Banks plc; Bayerische Hypo- und Vereinsbank AG, London Branch; Danske Bank A/S, London Branch; Dresdner Bank AG, Niederlassung Luxemburg; Fortis Bank S.A./N.V.; The Governor and Company of the Bank of Scotland; HSBC Bank plc; Alliance & Leicester Commercial Bank plc; The Bank of Tokyo-Mitsubishi UFJ, Ltd.; The Governor and Company of the Bank of Ireland; KBC Bank N.V.; Banco Bilbao Vizcaya Argentina S.A.; Bank of Taiwan, London Branch; Deutsche Bank A.G., London Branch; Deutsche Zentral-Genossenschaftes Bank, London Branch; and Scotiabank Europe plc as lenders.

The purpose for which funds drawn under the Facility Agreement may be applied is for the general corporate purposes of the PF Group, including repayment of certain existing indebtedness.

There are certain customary conditions precedent which must be satisfied prior to the first utilisation of funds available under the Facility Agreement. These include confirmation that the consent of the shareholders of the Parent to the Demerger has been obtained.

The Facility Agreement contains three facilities (together, the **"Facilities"**). These are:

a) a five year committed multicurrency term loan facility in an aggregate amount equal to £200,000,000 (**"Facility A"**);

b) a three year committed multicurrency revolving advance facility in an aggregate amount equal to £270,666,666.65 (**"Facility B"**); and

c) a five year committed multicurrency revolving advance facility in an aggregate amount equal to £236,833,333.35 (**"Facility C"**),

which may be utilised by the Original Borrowers and any additional borrower (together, the **"Borrowers"**) in sterling, euro or, subject to certain conditions, any other currency which the lenders have approved in accordance with the terms of the Facility Agreement.

Interest is payable on advances at a rate which is the aggregate of: (i) LIBOR or, for loans in euro, EURIBOR; (ii) mandatory costs; and (iii) the applicable margin. The applicable margin is:

a) for Facility A, 0.85 per cent. per annum;

b) for Facility B, 0.70 per cent. per annum; and

c) for Facility C, 0.85 per cent. per annum.

The liabilities of the Borrowers under the Facilities are guaranteed by the Original Guaranteeing Subsidiaries. Any other members of the PF Group which, subject to certain conditions, become material subsidiaries of the Parent, are required to accede to the Facility Agreement as additional guaranteeing subsidiaries (together with the Original Guaranteeing Subsidiaries, the **"Guaranteeing Subsidiaries"**).

On the date of the Facility Agreement, each Original Borrower and Original Guaranteeing Subsidiary made certain representations and warranties. On each utilisation and on the first day of each interest period, specified representations will be repeated.

The Facility Agreement also contains a number of covenants in respect of the conduct of the business of the PF Group. These include:

(i) financial covenants (the **"Financial Covenants"**) provided by the Parent as to (a) the ratio of consolidated EBITA to consolidated interest payable, (b) the ratio of consolidated total borrowings to consolidated net worth, and (c) minimum consolidated net worth;

(ii) restrictions on the creation of security by Borrowers and Guaranteeing Subsidiaries (together, the **"Obligors"**);

(iii) restrictions on the incurrence of indebtedness by non-Obligors;

(iv) restrictions on disposals by the Obligors;

(v) restrictions on loans by certain members of the PF Group and guarantees given in respect of the liabilities of certain members of the PF Group; and

(vi) restrictions on change of business by the PF Group.

As is customary, the Facility Agreement contains certain mandatory prepayment events, including illegality and a change of control of the Parent. The Parent has the right to cancel the whole or part of any lender's outstanding commitment. The Facility Agreement also provides for a Borrower voluntarily to prepay an outstanding loan.

The Facility Agreement provides that certain events will be considered to be events of default, upon the occurrence of which the Facilities may be cancelled and amounts utilised declared immediately due and payable or rendered payable on demand. These events include:

(i) failure to make any payment under the Facility Agreement and certain other related finance documents (together the **"Finance Documents"**) within five business days of the due date;

(ii) certain misrepresentations by an Obligor;

(iii) a failure by the Parent to comply with the Financial Covenants;

(iv) a breach of any other provision of the Finance Documents;

(v) certain cross defaults in relation to other borrowed moneys of any member of the PF Group;

(vi) the insolvent cessation of the business of an Obligor;

(vii) insolvency related events in relation to any Obligor; and

(viii) invalidity of any material obligations of any Obligor under a Finance Document.

(f) ***Outstanding Notes of Provident Financial***

Provident Financial has three series of loan notes currently outstanding. On 10 May 2001, Provident Financial issued £42,000,000 7.21% Guaranteed Senior Unsecured Notes due 10 May 2011 (the **"2001 A Notes"**). On the same date it also issued US $64,000,000 7.40% Guaranteed Senior Unsecured Notes due 10 May 2008 and US $24,000,000 7.60% Guaranteed Senior Unsecured Notes due 10 May 2011 (the **"2001 B and C Notes"**) (together with the 2001 A Notes, the **"PF Notes"**). The PF Notes are governed by separate note purchase agreements entered into on 10 May 2001, as amended by amendment agreements dated 12 April 2007 (together, the **"PF NPAs"**).

The PF Notes are guaranteed by certain members of the PF Group (the **"PF NPA Guarantors"**).

The PF NPAs contain mandatory prepayment events, including in certain circumstances, upon a change of control of Provident Financial.

The PF NPAs contain covenants in nature similar to the covenants in the Facility Agreement referred to above at paragraph (e) above.

The PF NPAs contain certain customary events of default whose occurrence may result in the PF Notes becoming due and payable either automatically or by declaration at their principal amount together with accrued interest and make whole amount.

Provident Financial may also at any time prepay in part or in whole the PF Notes at 100% of their principal amount, plus a make whole amount. Notice of such prepayment must be given to the noteholders of between 30 and 60 days. Any prepayment by Provident Financial of the 2001 A Notes

must be made together with a prepayment of, or offer to purchase, the 2001 B and C Notes in the same proportion, and vice versa.

All the outstanding PF Notes will remain obligations of Provident Financial upon completion of the Demerger. Those PF NPA Guarantors which form part of the IPF Group will cease to be guarantors of the PF Notes upon completion of the Demerger.

(g) ***Outstanding Notes of Provident Investments plc***

Provident Investments plc (**"PIp"**) has five series of notes currently outstanding. On 24 April 2003, it issued US $44,000,000 5.81% Guaranteed Senior Unsecured notes due 24 April 2010 and US $76,000,000 6.34% Guaranteed Unsecured Notes due 24 April 2013 (the **"2003 Notes"**). On 12 August 2004, PIp issued US $30,000,000 6.02% Guaranteed Senior Unsecured Notes due 12 August 2011 (the **"2004 A Notes"**), US $67,000,000 6.45% Guaranteed Unsecured Notes due 12 August 2014 (the **"2004 B Notes"**) and £2,000,000 7.01% Guaranteed Senior Unsecured Notes due 12 August 2014 (the **"2004 C Notes"**) (together with the 2003 Notes, the 2004 A Notes and the 2004 B Notes, the **"PIp Notes"**). The PIp Notes are governed by separate note purchase agreements entered into on 24 April 2003 and 12 August 2004, as amended by amendment agreements dated 12 April 2007 (together the **"PIp NPAs"**).

The Notes are guaranteed by certain members of the PF Group (the **"PIp NPA Guarantors"**).

The PIp NPAs contain mandatory prepayment events, including, in certain circumstances, upon a change of control of Provident Financial. The PIp NPAs contain covenants in nature similar to the covenants in the Facility Agreement referred to above at paragraph (e) above.

The PIp NPAs contain certain customary events of default whose occurrence may result in the PIp Notes becoming due and payable either automatically or by declaration at their principal amount together with accrued interest and make whole amount.

PIp may at any time prepay in part or whole the PIp Notes at 100% of their principal amount, plus a make whole amount. Notice must be given to the noteholders of between 30 and 60 days. Any prepayment by PIp of the 2004 C Notes must be made together with a prepayment of, or offer to purchase, the 2004 A and B Notes in the same proportion, and vice versa.

All the outstanding PIp Notes will remain obligations of PIp upon completion of the Demerger. Those PIp NPA Guarantors which form part of the IPF Group will cease to be guarantors of the PIp Notes upon completion of the Demerger.

(h) ***Outstanding Bonds of Provident Financial***

On 15 June 2005, Provident Financial issued £100,000,000 7.125% Subordinated Step-Up Bonds, which are due for repayment on 15 June 2015 (the **"Bonds"**). The Bonds are listed on the London Stock Exchange's market for listed securities.

The rights to repayment of holders of Bonds are subordinated to senior liabilities upon a winding up of Provident Financial and, in certain circumstances, upon its administration.

Under the terms of the Bonds, Provident Financial, or any of its subsidiaries, may at any time purchase any of the Bonds in the open market or otherwise and at any price (provided that all unmatured coupons are purchased with them). Provident Financial may also, at its option, redeem the Bonds in whole (but not in part) at any time on or after the 'step-up' date, which is June 2010, at their principal amount plus accrued interest, if any. Notice of between 15 and 45 days must be given to the holders of the Bonds in order to do this. However, Provident Financial must obtain the prior written consent of the FSA to make any such purchase or redemption. If the Bonds are not redeemed on or before the step-up date, the interest payable on them increases by the aggregate of 3.25% and the gross redemption yield of a benchmark gilt, such benchmark gilt either being the 5% Treasury Stock 2014, or another UK Government security with a maturity date determined appropriate by the calculation agent.

Events of default for these bonds are limited to non-payment by Provident Financial of principal or interest and its winding-up.

The bonds will remain obligations of Provident Financial upon completion of the Demerger.

8.2 No contracts have been entered into (other than contracts entered into in the ordinary course of business) by any member of the IHC Group either: (i) within the period of two years immediately preceding the date of this document which are or may be material to the IHC Group; or (ii) which contain any provisions under which any member of the IHC Group has any obligation or entitlement which is, or may be, material to the IHC Group as at the date of this document, save as described in paragraph 19 of Part X (Additional Information) of the Prospectus.

9. Related party transactions

9.1 A summary of the related party transactions (which for these purposes are those set out in the standards adopted according to Regulation (EC) No 1606/2002), that the Company has entered into:

(a) during the financial year ended 31 December 2004 is disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in note 28 on page 91 of the Company's 2004 annual report and accounts;

(b) during the financial year ended 31 December 2005 is disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in note 30 on page 108 of the Company's 2005 annual report and accounts;

(c) during the financial year ended 31 December 2006 is disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in note 29 on page 113 of the Company's 2006 annual report and accounts; and

(d) during the period from 1 January 2007 up to 20 June 2007 (being the latest practicable date prior to the publication of this document), are disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in paragraph 9.2 below.

A copy of each of the documents referred to above is available for inspection in accordance with paragraph 15 of Part VI of this document.

9.2 The significant related parties of the Company as at 22 June 2007 (being the latest practicable date prior to the publication of this document) are the executive Directors of the Company.

There have been no transactions with the Company's executive Directors during the period from 1 January 2007 to 22 June 2007.

10. Litigation

10.1 Except as described at paragraph 10.2 below, there are no, nor have there been any, governmental, legal or arbitration proceedings (nor is the Company aware of any such proceedings being pending or threatened by or against any member of the UK Group) which may have, or during the last twelve months prior to the date of this document have had, a significant effect on the financial position or profitability of the UK Group.

10.2 The National Insurance and Guarantee Corporation Limited (**"NIG"**), a part of the Royal Bank of Scotland group, commenced proceedings against Provident Financial claiming damages for loss NIG alleged it had suffered in connection with its provision of insurance underwriting services to DAFS between November 2000 and November 2004. The claim was the result of 18 months of dispute relating to whether or not NIG was paid sufficient premiums and the calculation of Insurance Premium Tax (particularly in respect of policies that were cancelled mid-term).

Under the terms of a settlement agreement dated 4 July 2006 between NIG and DAFS (the **"Settlement Agreement"**) NIG agreed to drop its claim in consideration of DAFS withdrawing its counterclaim and paying £9,733,256.50 to NIG. In addition, the parties agreed the principles under which DAFS will continue to pay to NIG (i) premiums under the "Master PPI Contract" and (ii) amounts in respect of Insurance Premium Tax. Provident Financial has provided a guarantee of DAFS's obligations in respect of the ongoing payment of premiums, subject to an aggregate cap of £3.25 million and a time limit for demands of 31 March 2009. Provident Financial has also guaranteed the payment obligations of DAFS to NIG under the Settlement Agreement of any judgment debts against DAFS in respect of customer rebates. This is again subject to an aggregate cap of £20 million and will survive until 4 July 2009.

10.3 There are no, nor have there been any, governmental, legal or arbitration proceedings (nor is the Company aware of any such proceedings being pending or threatened by or against any member of the IHC Group) which may have, or during the last twelve months prior to the date of this document have had, a significant effect on the IHC Group's financial position or profitability.

11. Working Capital

The Company is of the opinion that, taking into account the cash and other facilities available to the UK Group, the UK Group has sufficient working capital available to it for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

12. Consents

12.1 Merrill Lynch International has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

12.2 Dresdner Kleinwort has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

12.3 Hawkpoint has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

12.4 PricewaterhouseCoopers LLP is a member firm of the Institute of Chartered Accountants in England and Wales and has given, and not withdrawn, its written consent to the inclusion of its report on the financial information on IHC in Part IV (Financial information on IHC) of this document and its report unaudited pro forma statement of net assets in Part V (Unaudited Pro Forma Statement of Net Assets of Provident Financial plc) of this document, in the form and context in which they appear.

13. Significant change

13.1 Other than as stated herein in respect of the sale of the PI division to Car Care Plan (Holdings) Limited (described at paragraph 7 of the Chairman's letter), there has been no significant change in the financial or trading position of the UK Group (excluding the IHC Group) since 31 December 2006, being the date to which the most recent published audited financial information of the Company (which includes financial information for the UK Group) has been prepared.

13.2 There has been no significant change in the financial or trading position of the IHC Group since 31 December 2006, being the date to which the financial information of IHC presented in Part IV of this document has been prepared.

14. Information incorporated by reference

Information from the following documents has been incorporated in this document by reference:

Documents containing information incorporated by reference	Paragraph in which the document is referred to	Where the information can be accessed by Shareholders
Prospectus (Part VIII pages 129-132 and Part X, paragraph 19, pages 178-185)	Chairman's letter, paragraph 3.1 Part VI, paragraph 8.2	The Company's website, www.providentfinancial.com
2004 annual report and accounts (note 28, page 91)	Part VI, paragraph 9.1(a)	The Company's website, www.providentfinancial.com
2005 annual report and accounts (note 30, page 108)	Part VI, paragraph 9.1(b)	The Company's website, www.providentfinancial.com
2006 annual report and accounts (note 29, page 113)	Chairman's letter, paragraphs 4, 5 and 6; Part VI, paragraph 9.1(c)	The Company's website, www.providentfinancial.com

A copy of each of the documents listed above has been filed with the Financial Services Authority and is also available for inspection in accordance with paragraph 15 below.

15. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of the Company at Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ and at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the date of the EGM and at the Lincoln Centre, 18 Lincolns Inn Fields, London WC2A 3EO for a period of at least 15 minutes prior to the EGM and during the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the Provident Financial Long Term Incentive Scheme 2006;

(c) the IPF Employee Share Schemes;

(d) the consent letters referred to in paragraph 12 of this Part VI;

(e) the consolidated audited accounts of the Company and its subsidiary undertakings for the years ended 31 December 2004, 2005 and 2006;

(f) the unaudited pro forma statement of net assets of the Company and report from PwC thereon;

(g) the Demerger Agreement;

(h) the Prospectus; and

(i) this document.

25 June 2007

PART VII

DEFINITIONS

The following terms have the following meanings throughout this document unless the context otherwise requires:

"2007 AGM"	the 2007 annual general meeting of the Company, held on 16 May 2007;
"Admission"	the admission to the Official List and to trading on the London Stock Exchange's main market for listed securities of the Consolidated PF Shares and the IPF Shares to be issued to PF Shareholders pursuant to the PF Share Consolidation and the Demerger;
"APR"	annual percentage rate;
"Articles of Association"	the articles of association of the Company;
"Board" or **"Directors"**	the board of directors of the Company;
"CAGR"	compound annual growth rate;
"Companies Acts"	has the meaning given in section 2 of the Companies Act 2006;
"Consolidated PF Shares"	the PF Shares as consolidated pursuant to the PF Share Consolidation;
"CREST"	the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with Uncertificated Securities Regulations 2001 (SI 2001/3755);
"CRESTCo"	CRESTCo Limited;
"CREST Proxy Instructions"	the instruction whereby CREST members send a CREST message appointing a proxy for the meeting and instructing the proxy on how to vote;
"DAFS"	Direct Auto Financial Services Limited (the former Yes Car Credit business);
"Demerger"	the proposed separation of the IHC business from Provident by way of demerger as described in this document;
"Demerger Agreement"	the agreement dated 25 June 2007 between the Company and IPF consenting to the Demerger, described in more detail in paragraph 8.1(a) of Part VI of this document;
"Demerger Dividend"	the proposed dividend equal to the book value of Provident Financial's interest in PIHL as set out in the Demerger Resolution;
"Demerger Record Time"	5.00 p.m. (London time) on 13 July 2007;
"Demerger Resolution"	the resolution numbered 1 as set out in the notice of Extraordinary General Meeting accompanying this document;
"Disclosure and Transparency Rules"	the Disclosure and Transparency Rules made by the FSA pursuant to FSMA;
"Dresdner Kleinwort"	Dresdner Kleinwort Limited;
"EGM"	the Extraordinary General Meeting of the Company convened by the notice which is set out at the end of this document to be held at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on 13 July 2007 at 11 a.m. or any reconvened meeting following any adjournment thereof;
"EIR"	effective interest rate;

"Form of Proxy"	the form of proxy accompanying this document for use by PF Shareholders and members of the PF Nominee Scheme in connection with the EGM;
"FSA"	the Financial Services Authority of the UK;
"FSMA"	the Financial Services and Markets Act 2000, as amended;
"GFSC"	the Guernsey Financial Services Commission;
"Group"	the UK Group and IHC Group;
"Hawkpoint"	Hawkpoint Partners Limited;
"HMRC"	HM Revenue & Customs;
"IFRS"	International Financial Reporting Standards as adopted in the EU;
"International Home Credit" or **"IHC"**	the overseas home credit business of the Company;
"IHC Group"	means PIHL and its subsidiaries and subsidiary undertakings (including IHC);
"International Personal Finance" or **"IPF"**	International Personal Finance plc with registered office at Number Three Leeds City Office Park, Meadow Lane, Leeds LS11 5BD (Company No. 06018973);
"IPF Employee Share Schemes"	the International Personal Finance plc Incentive Plan, the International Personal Finance plc Performance Share Plan, the International Personal Finance plc Exchange Share Scheme 2007, the International Personal Finance plc Employee Savings-Related Share Option Scheme and the International Personal Finance plc International Employee Savings-Related Share Option Scheme;
"IPF Group"	IPF and, following the Demerger, the IHC Group;
"IPF Shares"	ordinary shares of 170 pence each in the capital of IPF and, upon the Reduction of Capital, ordinary shares of 10 pence each in the capital of IPF;
"IPF Shareholders"	holders of IPF Shares;
"IPF Share Register"	the register of members of IPF;
"Listing Rules"	the Listing Rules made by the FSA pursuant to FSMA governing, inter alia, admission of securities to the Official List;
"London Stock Exchange"	London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the functions of London Stock Exchange plc;
"Merrill Lynch International"	Merrill Lynch International;
"Official List"	the Official List of the FSA;
"PF Employee Share Schemes"	the Provident Financial plc Employee Savings-Related Share Option Schemes (the 1993 Scheme and the 2003 Scheme), the Provident Financial plc International Employee Savings-Related Share Option Scheme, the Provident Financial Performance Share Plan, the Provident Financial plc Senior Executive Share Option Scheme (1995), the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996), the Provident Financial Executive Share Option Scheme 2006 and the Provident Financial Long Term Incentive Scheme 2006;
"PF Group"	Provident Financial and its subsidiary undertakings;
"PF Nominee Scheme"	the Provident Financial Company Nominee Scheme;

"PF Shares"	ordinary shares of $10\frac{4}{11}$ pence each in the capital of the Company;
"PF Shareholders"	holders of PF Shares;
"PF Share Consolidation"	the proposed consolidation of every two PF Shares of nominal value of $10\frac{4}{11}$ pence each into one Consolidated PF Share of nominal value of $20\frac{8}{11}$ pence, described in more detail in paragraph 1 of Part III (Key information for PF Shareholders) of this document;
"PF Share Register"	the register of members of Provident Financial;
"PI Division"	the former Provident Insurance division of the Company;
"PIHL"	Provident International Holdings Limited with registered office at Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ (Company No. 01525242);
"Prospectus"	the Prospectus relating to the introduction of up to 257,433,562 IPF Shares and admission to the Official List and to trading on the London Stock Exchange accompanying this document;
"Prospectus Rules"	the Prospectus Rules made by the FSA pursuant to FSMA;
"Provident Financial", "PF" or **"the Company"**	Provident Financial plc with registered office at Colonnade, Sunbridge Road, Bradford, West Yorkshire, BD1 2LQ (Company No. 00668987);
"PSZÁF"	the Hungarian Financial Supervisory Authority;
"PwC"	PricewaterhouseCoopers LLP;
"Reduction of Capital"	the proposed reduction of International Personal Finance's share capital to be effected in accordance with section 135 of the Companies Act 1985, described in more detail in paragraph 1 of Part III (Key information for PF Shareholders);
"Reduction Resolution"	the resolution to approve the Reduction of Capital, described in more detail in paragraph 1 of Part III (Key information for PF Shareholders);
"Registrars"	Capita Registrars (a trading name of Capital IRG Plc);
"SEC"	the Securities and Exchange Commission;
"UK GAAP"	the accounting principles generally accepted in the United Kingdom;
"UK Group"	UKHC, Vanquis and DAFS (being the continuing businesses of the Company following the Demerger);
"UKHC"	the UK and Ireland home credit business of the Company;
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended;
"US Securities Act"	the United States Securities Act of 1933, as amended;
"TSR"	total shareholder return; and
"Vanquis"	Vanquis Bank Limited with registered office at Colonnade, Sunbridge Road, Bradford, West Yorkshire, BD1 2LQ (Company No. 02558509).

Provident Financial plc

(Incorporated in England and Wales under the Companies Act 1948 with registered number 00668987)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Provident Financial plc (the **"Company"**) will be held at 11 a.m. on 13 July 2007 at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED to consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

Resolutions

THAT

1. (a) the demerger of the international business of the Company (the **"Demerger"**), upon the terms and subject to the conditions described in the circular to shareholders dated 25 June 2007 of which this notice forms part (the **"Circular"**) is hereby approved for the purposes of Chapter 10 of the Listing Rules of the Financial Services Authority and generally, and that each and any of the directors of the Company be and are hereby authorised to conclude and implement the Demerger in accordance with such terms and conditions and to make such non-material modifications, variations, waivers and extensions of any of the terms of the Demerger and of any documents and arrangements connected with the Demerger as he thinks necessary or desirable;

   (b) upon the recommendation and conditional on the approval of the Directors of the Company and immediately prior to the ordinary shares (**"IPF Shares"**) of International Personal Finance plc (**"IPF"**) issued and to be issued to holders of ordinary shares of the Company (**"PF Shares"**) in connection with the Demerger being admitted to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market for listed securities (**"Admission"**), a dividend on the PF Shares, equal to the aggregate book value of the Company's interest in its wholly-owned subsidiary Provident International Holdings Limited, is declared payable to holders of PF Shares on the register of members of the Company at 5.00 p.m. (London time) on 13 July 2007 (or such other time and date as the Directors may determine) (the **"Demerger Record Time"**), such dividend to be satisfied by the transfer, effective immediately prior to Admission, by the Company to IPF of the entire issued share capital of Provident International Holdings Limited, in consideration for which IPF has agreed to allot and issue the IPF Shares in the proportion of one IPF Share for each PF Share then held by such shareholders (save that, in respect of Rosamond Marshall Smith and John Harnett, the number of IPF Shares to be allotted and issued to each of them will be reduced by the number of IPF Shares already held by them at the Demerger Record Time) so that immediately prior to Admission all holders of PF Shares (including Rosamond Marshall Smith and John Harnett) will hold one IPF Share for each PF Share held at the Demerger Record Time;

   (c) conditional upon the passing of the resolutions numbered 1(a) and 1(b) in this notice and upon Admission, every two PF Shares of nominal value of 10 4/11 pence then in issue be consolidated into one PF Share of nominal value of 20 8/11 pence as described in paragraph 1.2 of Part III (Key information for PF shareholders) of the Circular;

   (d) the Directors of the Company be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger and the share consolidation described in the resolution numbered 1(c) in this notice with such amendments, modifications, variations or revisions thereto as are not of a material nature;

2. subject to the share consolidation described in the resolution numbered 1(c) in this notice becoming effective, the Company is authorised, generally and without conditions, to make market purchases (within the meaning of section 163 of the Companies Act 1985) of PF Shares of nominal value of 20 8/11 pence each provided that:

   (a) the Company may not purchase more than 12,859,500 PF Shares;

   (b) the minimum price which the Company may pay for each PF Share is its nominal value;

   (c) the maximum price (excluding expenses) which the Company may pay for each PF Share is 5 per cent. over the average of the middle-market price of a PF Share, based on the London Stock Exchange

Daily Official List, for the five business days immediately before the day on which the Company agrees to purchase the PF Shares;

(d) this authority will last from the date of this extraordinary general meeting until the conclusion of the next annual general meeting of the Company or, if earlier, 12 July 2008; and

(e) the Company may agree, before the authority ends, to purchase PF Shares even though the purchase is, or may be, completed after the authority ends;

3. the limit on annual awards to individual participants under the Provident Financial Long Term Incentive Scheme 2006 be increased to 150% of a participant's annual salary (200% in exceptional circumstances) and that the directors be and are hereby authorised to do all such acts and implement all such changes as may be necessary to give effect to this resolution;

4. subject to and conditional upon the resolutions numbered 1 and 2 in this notice becoming effective, the operation of the International Personal Finance plc Incentive Plan, the principal terms of which are summarised at paragraph 1 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved;

5. subject to and conditional upon the resolutions numbered 1 and 2 in this notice becoming effective, the operation of the International Personal Finance plc Performance Share Plan, the principal terms of which are summarised at paragraph 2 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved;

6. subject to and conditional upon the resolutions numbered 1 and 2 in this notice becoming effective, the operation of the International Personal Finance plc Exchange Share Scheme 2007, the principal terms of which are summarised at paragraph 3 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved;

7. subject to and conditional upon the resolutions numbered 1 and 2 in this notice becoming effective, the operation of the International Personal Finance plc Employee Savings-Related Share Option Scheme, the principal terms of which are summarised at paragraph 4 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved; and

8. subject to and conditional upon the resolutions numbered 1 and 2 in this notice becoming effective, the operation of the International Personal Finance plc International Employee Savings-Related Share Option Scheme, the principal terms of which are summarised at paragraph 5 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved.

Registered Office:
Colonnade
Sunbridge Road
Bradford
West Yorkshire
BD1 2LQ

By order of the Board

Rosamond J. Marshall Smith
General Counsel and Company Secretary

25 June 2007

Schedule 1 to the Notice of Extraordinary General Meeting

Important information about the Extraordinary General Meeting (the "EGM")

1. General

This is the formal Notice to shareholders of the EGM and gives you information as to the date, time and place and the business to be considered at the meeting. If there is anything you do not understand, please talk to an appropriate professional adviser. If you attend the EGM, please bring with you the admission card which is attached to the proxy voting form.

2. What to do if you have recently sold or transferred all your Provident Financial shares

Please send this document and the proxy form to the person who sold the shares for you. He/she can then send them to the new owner of the shares. To have the right to come and vote at the EGM, you must hold shares in the company and your shareholding must be entered on the register of members by 5.00 p.m. on 11 July 2007. If you are a member of the Provident Financial Company Nominee Scheme, please read paragraph 4 below.

3. How to appoint a proxy

If you cannot come to the EGM, you can appoint another person or persons (your proxy or proxies) to come to the meeting and vote for you. A proxy does not have to be a shareholder. To appoint a proxy, you need to fill in the enclosed proxy voting form in accordance with the instructions contained in the form. If the proxy voting form is returned without an indication as to how your proxy should vote on any particular resolution, then the proxy is entitled to exercise his/her discretion as to whether and, if so, how to vote. Send the form to the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD, so as to reach them by 11 a.m. on 11 July 2007, being 48 hours before the time appointed for the holding of the meeting. **Please allow sufficient time for your proxy to be delivered.** Alternatively, you can appoint a proxy electronically via the internet. To do this, you should log on to the Registrar's website at www.capitaregistrars.com and follow the instructions. Even if you appoint a proxy you can still come to the EGM and vote instead of your proxy. Detailed instructions for CREST members wishing to utilise the CREST electronic proxy appointment service are contained in schedule 2 to the notice of the EGM on page 96 of this document.

4. The Provident Financial Company Nominee Scheme

The shares of members of the Provident Financial Company Nominee Scheme are held by Capita IRG Trustees Limited. Members who wish to attend the meeting, speak and vote should request Capita IRG Trustees Limited to appoint them as a proxy by completing the proxy request form which is enclosed. Members who are unable to attend the EGM may complete the proxy request form to indicate to Capita IRG Trustees Limited how they wish them to vote. Send the form to the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD, so as to reach them by 11 a.m. on 10 July 2007 (being 72 hours before the time appointed for the holding of the meeting). If you come to the AGM, please bring with you the admission card which is attached to the proxy request form.

5. CREST

If your shares are held through the CREST system, your shareholding must be on the register not later than 5.00 p.m. on 11 July 2007 for you to have the right to attend and vote at the meeting in respect of the number of shares registered in your name at that time.

Schedule 2 to the Notice of Extraordinary General Meeting

Instructions for electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message ("CREST proxy instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The CREST proxy instruction must, in order to be valid, be transmitted so as to be received by the company's agent, Capita Registrars (ID RA10) by 11 a.m. on 11 July 2007 (being 48 hours before the time appointed for the holding of the meeting). The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. Please refer to the CREST Manual for further guidance.

Please allow sufficient time for transmission of the CREST proxy instruction.

Schedule 3 to the Notice of Extraordinary General Meeting

Summary of principal terms of IPF Employee Share Schemes

1. The International Personal Finance plc Incentive Plan (the "Incentive Plan")

1.1 General

The Incentive Plan will enable selected executive directors and employees of IPF and its subsidiaries to be granted awards ("**Awards**") in respect of ordinary shares in the capital of IPF.

The operation of the Incentive Plan will be overseen by the remuneration committee of the board of IPF (the "**Remuneration Committee**"), which consists entirely of non-executive directors.

Awards under the Incentive Plan will be granted to the senior executive team within the IPF Group (broadly the top 15 or so individuals) and will provide a one-off incentive to participating senior executives in the period following the Demerger. If an absolute total shareholder return ("**TSR**") growth target is achieved over a 3 year performance period and employment conditions are met, Awards under the Incentive Plan will enable participants to share in up to 3 per cent. of the total growth in value delivered to shareholders (calculated using the same TSR measure) over that period. All benefits under the Incentive Plan will be delivered in IPF Shares, with 50 per cent. of any benefits earned delivered shortly after the end of the performance period and (to aid retention of participants) delivery of the further 50 per cent. deferred for a further 12 months.

Awards under the Incentive Plan may be satisfied by new shares issued at par, shares purchased in the market by an employees' trust or by the transfer of treasury shares.

Awards granted under the Incentive Plan are not transferable (except on death). Benefits under the Incentive Plan are not pensionable benefits.

1.2 Eligibility

Under the Incentive Plan all employees of the IPF Group (including the executive chairman and the executive directors of IPF) are eligible to participate at the discretion of the Remuneration Committee.

1.3 Grant of Awards

The Incentive Plan is intended to operate as a one-off incentive for participants.

Initial Awards will be granted in the period of six weeks beginning with the date of Admission of IPF Shares.

Additionally, Awards may also be granted:-

- within six weeks of a person commencing employment with the IPF Group;
- within six weeks of the announcement by IPF of its results for any period; or
- exceptionally, and subject to the Model Code and other relevant restrictions on dealings with shares, on any other day on which the Remuneration Committee determines that exceptional circumstances exist.

If regulatory or statutory restrictions prevent Awards from being granted in these periods, the Awards may be made after the removal of all such restrictions.

No payment will be required for the grant of an Award.

1.4 Individual Allocations

Provided the applicable performance conditions are achieved (see below), initial Awards will make available to all participants in these Awards a pool of earned shareholder value ("**Earned Value Pool**") equivalent to up to 3 per cent. of the total return to shareholders in IPF in the period of 3 years from the Demerger. For this purpose, the total return to shareholders will be calculated as the absolute TSR growth of the total issued share capital of IPF at the time of the Demerger expressed as a monetary amount.

The 3 per cent. of total return to shareholders that participants can receive in aggregate under the Incentive Plan, if the performance conditions are achieved, is intended to be a market-competitive incentive and reward for creating value for shareholders but at the same time is intended not to dilute significantly overall returns to shareholders.

Initial allocations within the 3 per cent. Earned Value Pool have been determined as follows (expressed as a percentage of the total return to shareholders) and the grants are expected to be given effect shortly after Admission of IPF Shares:

Chairman 0.8 per cent.
Chief Operating Officer 0.6 per cent.
Chief Finance Officer 0.4 per cent.

The remaining 1.2 per cent. within the Earned Value Pool will be allocated between country and functional heads, with no individual receiving an allocation of more than 0.1 per cent.

The Remuneration Committee has been advised that in order for the long-term incentive arrangements for the senior executive team to be market-competitive, approximately 1.8 per cent. of the incremental value needs to be allocated to the three executive directors.

In addition, to facilitate new hires or retention of key existing staff, the Remuneration Committee has a discretion to increase the Earned Value Pool by up to a further 0.5 per cent. of the total return to shareholders over the period. The Remuneration Committee may also re-allocate to new joiners the value attributable to participants who have left and whose Awards have lapsed.

1.5 Dilution Limit

Awards may be granted over unissued or existing IPF Shares. No Award may be granted under the Incentive Plan if it would cause the number of new shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any of IPF's share plans to exceed 10 per cent. of IPF's issued ordinary share capital at the proposed date of grant. Additionally, a limit of 5 per cent. of IPF's issued ordinary share capital applies to awards and options granted under IPF's executive share plans in the same 10 year period.

If Awards are to be satisfied by a transfer of existing shares, the percentage limits stated above will not apply. IPF intends to comply with the guidelines of the Association of British Insurers, as amended from time to time, regarding the inclusion of awards or options satisfied by the transfer of treasury shares when calculating these limits.

1.6 Vesting of Awards and Performance Conditions

All Awards granted under the Incentive Plan will not normally vest for a minimum period of at least 3 years and will vest only if performance conditions ("**Performance Conditions**") relating to growth in IPF's TSR have been met. The measurement period ("**Performance Period**") for the Performance Conditions is a fixed period of 3 years from the date of the Demerger. There will be no retesting of the Performance Conditions.

For Incentive Plan Awards, if TSR growth of 30 per cent. is achieved over the Performance Period, this will normally enable Awards to vest and participants' individual percentages of the Earned Value Pool to be distributed. However, as an additional underpin, the Remuneration Committee must be satisfied that the recorded TSR is a genuine reflection of IPF's underlying performance.

The Performance Conditions are intended to align the interests of management with those of shareholders. The 30 per cent. TSR hurdle (equivalent to a compound annual rate of return of 9.1 per cent.) that must be achieved before Awards vest is both in excess of the IHC management's estimate of IHC's cost of capital and a recognition that shareholders should have benefited from a satisfactory rate of return before participants are rewarded.

For the Performance Conditions, IPF's base share price from which TSR growth is measured will be averaged over the period of one month from the date of Admission of IPF Shares, and IPF's closing TSR will (as is normal) be averaged over the period of the final 3 months of the Performance Period.

The Remuneration Committee may vary the Performance Conditions if an event occurs which causes the Remuneration Committee reasonably to consider that it would be appropriate to amend the Performance Conditions, provided that the Remuneration Committee considers the varied conditions fair and reasonable and not materially less challenging than the original Performance Condition would have been but for the event in question.

If the Performance Conditions are achieved, the Earned Value Pool will be determined. 50 per cent. of an individual participant's allocation will then be delivered (subject to Model Code restrictions) in the form of IPF Shares with a value equivalent to the 50 per cent. proportion of the participant's allocation. The remaining 50 per cent. of an individual participant's allocation will be delivered in the form of the same

number of IPF Shares after a further 12 months, provided that the individual has remained employed with the Group until these further IPF Shares are transferred.

1.7 Cessation of Employment

If a participant leaves the IPF Group, his or her unvested Awards will normally lapse. However, if the reason for a participant leaving is death, injury, disability, sale of a participant's employing business or company or any other circumstances at the Remuneration Committee's discretion, then the Remuneration Committee will normally permit a time pro-rated proportion of the Award (determined having regard to that part of the Performance Period which has then elapsed) to be retained and to vest, if at all, at the end of the original period for vesting if the Performance Conditions are achieved.

If the Remuneration Committee considers it appropriate, it may permit additional vesting in the circumstances of cessation of employment by varying the application of time-apportionment to the Award.

1.8 Takeover, Reconstruction etc

In the event of a takeover of IPF, unvested Awards can vest subject to the application of the Performance Conditions until the time of the takeover. If the takeover occurs within 12 months of the date of grant of Awards, the levels of Awards so vesting will be reduced on a time pro-rated basis.

Additionally, in the event of a scheme of arrangement (not being an internal corporate reorganisation), a winding-up of IPF or (at the discretion of the Remuneration Committee) a demerger, the Remuneration Committee may determine that any unvested Awards may vest, calculated on the same basis as for a takeover of IPF. On an internal reorganisation, replacement Awards would normally be offered.

If the Remuneration Committee considers it appropriate, it may permit additional vesting by varying the application of time apportionment to the Award in the circumstances of a takeover or other corporate event.

1.9 Rights attaching to Shares

IPF Shares allotted or transferred under the Incentive Plan will rank alongside shares of the same class then in issue. IPF will apply to the UK Listing Authority for the listing of any newly issued shares.

1.10 Amendments

The Remuneration Committee may amend the Incentive Plan. However, the provisions governing eligibility requirements, equity dilution, individual award levels, the basis for determining participants' rights to acquire IPF Shares and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of participants without the prior approval of IPF's shareholders in general meeting. There is an exception for minor amendments to benefit the administration of the Incentive Plan, to take account of a change in legislation or developments in the law affecting the Incentive Plan or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Incentive Plan or for any member of the IPF Group. In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

2. The International Personal Finance plc Performance Share Plan (the "PSP")

2.1 General

The operation of the PSP will be overseen by the Remuneration Committee.

Awards granted under the PSP (**"PSP Awards"**) will be made to a group of key senior managers who do not participate in the Incentive Plan. It is anticipated that around 50 individuals will participate in the PSP initially.

PSP Awards will be standard awards of performance shares that will vest after a 3 year performance period with vesting determined by a range of TSR growth targets and by employment conditions.

PSP Awards may be satisfied by new shares issued at par, shares purchased in the market by an employees' trust or by the transfer of treasury shares. PSP Awards may be in the form of options to acquire IPF Shares for nil cost, or contingent allocations where IPF Shares are received on vesting.

PSP Awards are not transferable (except on death). Benefits under the PSP are not pensionable benefits.

2.2 Eligibility

Under the PSP all employees of the IPF Group (including the executive chairman and executive directors of IPF) are eligible to participate at the discretion of the Remuneration Committee.

However, participants in the Incentive Plan will not participate in initial PSP Awards made following the Demerger.

2.3 Grant of Awards

Initial PSP Awards will be granted in the period of six weeks beginning with the date of Admission of IPF Shares.

Additionally, PSP Awards may also be granted:-

- within six weeks of a person commencing employment with the Group;
- within six weeks of the announcement by IPF of its results for any period; or
- exceptionally, and subject to the Model Code and other relevant restrictions on dealings with shares, on any other day on which the Remuneration Committee determines that exceptional circumstances exist.

If regulatory or statutory restrictions prevent PSP Awards from being granted in these periods, the Awards may be made after the removal of all such restrictions.

No PSP Awards may be granted after 16 July 2017.

No payment will be required for the grant of a PSP Award.

2.4 Individual Limits — PSP Awards

The maximum value of IPF Shares over which PSP Awards may be made in any year will not exceed 150 per cent. of an individual's base salary.

Initial PSP Awards will be made at two levels, either as IPF Shares worth 150 per cent. of base salary or IPF Shares worth 75 per cent. of base salary.

2.5 Dilution Limit

PSP Awards may be granted over unissued or existing shares. No PSP Awards may be granted under the PSP if it would cause the number of new shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any of IPF's share plans to exceed 10 per cent. of IPF's issued ordinary share capital at the proposed date of grant. Additionally, a limit of 5 per cent. of IPF's issued ordinary share capital applies to awards and options granted under IPF's executive share plans in the same 10 year period.

If PSP Awards are to be satisfied by a transfer of existing shares, the percentage limits stated above will not apply. IPF intends to comply with the guidelines of the Association of British Insurers, as amended from time to time, regarding the inclusion of awards or options satisfied by the transfer of treasury shares when calculating these limits.

2.6 Vesting of Awards and Performance Conditions

All PSP Awards will not normally vest for a minimum period of at least 3 years and will only vest if Performance Conditions relating to growth in IPF's TSR have been met. The Performance Period for the initial PSP Awards will be the same period as for initial Awards under the Incentive Plan and TSR will be calculated on the same basis as for the Incentive Plan. There will be no re-testing of the Performance Conditions.

The Performance Conditions that will apply to initial PSP Awards are as follows:-

TSR growth over Performance Period	% of PSP Award that vests
Less than 30% growth	Nil
30% growth	50%
Between 30% growth and 60% growth	Between 50% and 100% on a straight-line basis
60% growth or more	100%

As an additional underpin, the Remuneration Committee must be satisfied that the recorded TSR is a genuine reflection of IPF's underlying performance.

The Remuneration Committee may vary the Performance Conditions if an event occurs which causes the Remuneration Committee reasonably to consider that it would be appropriate to amend the Performance Conditions, provided that the Remuneration Committee considers the varied conditions fair and reasonable and not materially less challenging than the original Performance Condition would have been but for the event in question.

For alignment with the Incentive Plan, 50 per cent. of vested PSP Awards will be released after the end of the Performance Period, with the further 50 per cent. deferred for an additional 12 months. Dividends earned in the additional deferral period will be credited to participants.

2.7 Cessation of Employment

If a participant leaves the IPF Group, his or her unvested Awards will normally lapse. However, if the reason for a participant leaving is death, injury, disability, a sale of a participant's employing business or company or any other circumstances at the Remuneration Committee's discretion, then the Remuneration Committee will normally permit a time pro-rated proportion of the PSP Award (determined having regard to that portion of the Performance Period that has then elapsed) to be retained and to vest, if at all, at the end of the original period for vesting after application of the Performance Conditions.

If the Remuneration Committee considers it appropriate, it may permit additional vesting in the circumstances of cessation of employment by varying the application of time-apportionment to the PSP Award.

2.8 Takeover, Reconstruction etc

In the event of a takeover of IPF, unvested PSP Awards can vest subject to the application of the Performance Conditions until the time of the takeover. If the takeover occurs within 12 months of the date of grant of PSP Awards, the levels of Awards so vesting will be reduced on a time pro-rata basis.

Additionally, in the event of a scheme of arrangement (not being an internal corporate reorganisation), a winding-up of IPF or (at the discretion of the Remuneration Committee) a demerger, the Remuneration Committee may determine that a proportion of any unvested PSP Awards may vest, calculated on the same basis as for a takeover of IPF. On an internal re-organisation, replacement PSP Awards would normally be offered.

If the Remuneration Committee considers it appropriate, it may permit additional vesting by varying the application of time apportionment to the PSP Award in the circumstances of a takeover or other corporate event.

2.9 Adjustment of Awards

If there is a rights or capitalisation issue, sub-division, consolidation, reduction or other variation of IPF's ordinary share capital, or the implementation by IPF of a demerger or payment of a special dividend which would otherwise materially affect the value of a PSP Award, the Remuneration Committee may adjust the number of IPF Shares subject to PSP Awards.

2.10 Rights attaching to Shares

IPF Shares allotted or transferred under the PSP will rank alongside shares of the same class then in issue. IPF will apply to the UK Listing Authority for the listing of any newly issued shares.

2.11 Amendments

The Remuneration Committee may amend the PSP. However, the provisions governing eligibility requirements, equity dilution, individual award levels, the basis for determining participants' rights to acquire IPF Shares and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of participants without the prior approval of IPF's shareholders in general meeting. There is an exception for minor amendments to benefit the administration of the PSP, to take account of a change in legislation or developments in the law affecting the PSP or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the PSP or for any member of the IPF Group. In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

3. The International Personal Finance plc Exchange Share Scheme 2007 (the "ESS")

3.1 Administration of the ESS

The ESS will be administered by the Remuneration Committee. All the members of the Remuneration Committee are non-executive directors and are not eligible to participate in the ESS.

3.2 Eligibility

Participants in the ESS will be limited to the executive directors of IPF and other senior managers of IPF and its subsidiaries who held options under the Provident Financial Executive Share Option Scheme 2006 which lapse and awards under the Provident Financial Long Term Incentive Scheme 2006 (the "**2006 Schemes**") which are being cancelled in return for the grant of new equivalent awards under the ESS.

3.3 Awards

Awards will be in the form of contingent rights to acquire for nil consideration IPF Shares ("**ESS Awards**"). ESS Awards will be personal to the participant and his personal representative and may not be transferred. No payment will be required for the grant of an ESS Award. The maximum annual value of an ESS Award will not exceed the value of the participant's existing awards and options under the 2006 Schemes. An ESS Award will be subject only to continued employment.

3.4 Value of ESS Awards

For the purposes of calculating the value of existing awards and options granted under the 2006 Schemes the Remuneration Committee will take independent advice. The existing awards and options will be valued as at 30 June 2007.

3.5 Employee trust

ESS Awards will be satisfied by the transfer of shares to participants by the trustee of an employee benefit trust.

3.6 Release of Shares

ESS Awards will vest when the corresponding original award made under the 2006 Schemes would in the normal course of events have first vested or become exercisable, being no earlier than the third anniversary of the original award's date of grant.

If a participant ceases to be employed before that date his ESS Award will lapse, unless he ceases to be employed by reason of death or for a permitted reason. A permitted reason includes ill-health, injury, disability, redundancy, retirement, the sale of the company or business in which he works outside the group or such other reason as the Remuneration Committee may determine.

If the termination of employment is for a permitted reason, then only a proportion of the ESS Award (calculated on a time apportioned basis) will vest on the normal date for vesting, unless the Remuneration Committee determines otherwise. If a participant ceases to be employed by reason of death then his ESS Award will vest on a time apportioned basis (and the performance conditions will not apply).

In the event of a change of control, a voluntary liquidation of IPF or a scheme of arrangement involving IPF, then unless and to the extent that the Remuneration Committee decides otherwise, the participant will be entitled to a proportion of the shares under each ESS Award (calculated on a time apportioned basis).

3.7 Shares

The same limits that apply under the Incentive Plan described at 1 above to the issue of new Shares will also apply to the issue of Shares in connection with any ESS Awards under the ESS, including the issue of new Shares to an employees' share trust.

3.8 Variation of Capital

In the event of any variation in the share capital of IPF (including a capitalisation, rights issue or consolidation or reduction) the number of IPF Shares subject to any ESS Award may be adjusted by the Remuneration Committee in such manner as they determine to be appropriate, being in their opinion fair and reasonable.

3.9 Benefits non-pensionable

Benefits under the ESS will not form part of a participant's remuneration for pension purposes.

3.10 Amendments

The rules of the ESS may be amended by the Remuneration Committee. The Remuneration Committee may make such amendments to the ESS and to any ESS Award as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the group or to ease the administration of the ESS. No amendment which is to the advantage of participants may be made without the prior approval of IPF in general meeting.

No amendment will prejudice the subsisting rights of any participants under the ESS except with the prior consent of each participant so affected.

3.11 Duration

No awards may be granted after 31 December 2007.

4. The International Personal Finance plc Employee Savings-Related Share Option Scheme (the "Scheme")

4.1 Administration

The Scheme will be operated and administered by the Board of IPF.

4.2 Eligibility

All U.K. resident employees (including executive directors working 25 hours or more per week) who have six months (or such other period as the Board determines not exceeding 5 years) or more of continuous service with IPF, or any subsidiary nominated to join in the Scheme, will be eligible to participate in any invitation. The Board has the discretion to reduce or eliminate the period of qualifying service and/or to invite other employees of the group to participate.

4.3 Options

Options will entitle the holder to acquire IPF Shares. Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

4.4 Timing

Invitations to participate may be issued in the case of the first invitation within 42 days following approval of the Scheme by HMRC. Thereafter invitations may normally only be issued in the period of 42 days following prescribed circumstances including the date of any Annual General Meeting of IPF and the announcement by IPF of its annual or interim results.

4.5 Exercise price

The exercise price may not be less than an amount equal to 80 per cent. of the market value of an IPF Share, determined in accordance with the Taxation of Chargeable Gains Act 1992, for such dealing day as the Board may select in the thirty day period immediately preceding the date of grant.

4.6 Individual limit

Each eligible employee will be given the opportunity to apply for an option, the total exercise price of which does not exceed the aggregate monthly contributions and bonus repayable under the Save-as-You-Earn ("**SAYE**") contract to be entered into as a condition of the grant of the option. The aggregate maximum monthly contribution payable by an employee under all SAYE contracts linked to the Scheme or otherwise may not exceed such sum as may from time to time be permitted by the Income Tax (Earnings and Pensions) Act 2003 and approved by the directors.

4.7 Scheme limits

On any date, the aggregate nominal amount of new IPF Shares in respect of which options may be granted may not, when added to the nominal amount of any new IPF Shares allocated in the previous 10 years under

all employee share schemes of the IPF Group, exceed 10 per cent. of the aggregate nominal amount of the equity share capital of IPF.

For these purposes, IPF Shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of IPF Shares which are acquired by purchase rather than by subscription except where such IPF Shares were first issued to an employee trust for the purpose of satisfying a participant's rights. No account is taken of IPF Shares which an employee purchases at market value using his own funds.

No options will be granted after 16 July 2017.

4.8 Exercise of options

Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date. The bonus date is the date on which the bonus under the related SAYE contract is payable.

In normal circumstances this will be the third, fifth or seventh anniversary of the starting date of the SAYE contract and will depend upon the election made by the participant at the time of grant.

A participant may also exercise his options within six months of reaching age 60 or his contractual retirement date.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then paid under the related SAYE contract and any interest or bonus payable under the contract.

4.9 Termination of employment

If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date. If a participant ceases to be employed within the IPF Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement at 60 or normal retirement age, the sale outside the group of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, any other reason except gross misconduct on his part. If a participant ceases to be employed for any other reason, his option will lapse.

4.10 Change of control

The exercise of options will also be permitted in the event of a change in control, a reorganisation, an amalgamation or a voluntary winding up of IPF. In the event of a change in control of IPF, participants may surrender their options in return for substitute options over shares in the acquiring company.

4.11 Listing

Application will be made for admission to the Official List of new shares issued under the Scheme and for permission to trade in those IPF Shares. IPF Shares issued on the exercise of options will rank equally in all respects with existing IPF Shares except for rights attaching to IPF Shares by reference to a record date prior to the date of allotment. IPF will at all times keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe for IPF Shares.

4.12 Variation of Capital

If there is a variation in the share capital of IPF, the Board may adjust options in such manner as it determines to be appropriate.

4.13 Benefits non-pensionable

Benefits under the Scheme will not form part of a participant's remuneration for pension purposes.

4.14 Amendments

The Board may make such amendments to the Scheme either as are necessary or desirable to obtain or retain the approval of the Board of HMRC under the Income Tax (Earnings and Pensions) Act 2003 or to take account of changes to that Act or other applicable legislation. The Board may also make such amendments to the Scheme and to any option as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the group.

Except as described above or for amendments designed to ease the administration of the Scheme, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or Scheme limits, the terms of options or the adjustment of options without the prior approval of IPF in general meeting.

5. The International Personal Finance Savings-Related Share Option Scheme (the "International Scheme")

In addition, IPF will operate an international scheme whose terms will be substantially the same as the UK Scheme summarised above to allow employees in Hungary, Slovakia, the Czech Republic, Romania, Mexico and Poland to make regular monthly savings subject to equivalent limits and use the proceeds of such savings to acquire shares in IPF. The rules of the International Scheme are substantially the same as those of the Scheme. The rules of the International Scheme do, however, provide greater flexibility in the operation of the SAYE contract to allow for different legal, tax and regulatory requirements outside the United Kingdom, including local administration of savings contracts.

Participation in the International Scheme is subject to the same Individual limits on contributions as apply to the Scheme. Options granted under the International Scheme count towards the limits on the total number of options that may be granted under the Scheme as described above.

The International Scheme will not be approved by HMRC. Changes to the rules of the International Scheme or adjustments to options granted under the International Scheme would not therefore require HMRC consent. However, in some countries, securities or tax clearances will be required and any changes or adjustments to options may require further clearances.

PROVIDENT FINANCIAL

EGM ATTENDANCE CARD

If you wish to vote electronically please refer to Schedule 2 to the notice of extraordinary general meeting

If you wish to attend the meeting, please bring this card with you and hand it in on arrival. This will facilitate entry for shareholders.

Signature of person attending

Barcode:

Investor Code:

Notes on completion of Form of Proxy

1 If you wish you may delete the words "the Chairman of the Meeting" and enter the name and address of your own choice of proxy. Please initial that alteration.

2 In the case of an individual, the Form of Proxy must be signed by the appointor or by his/her attorney; in the case of a corporation, the Form of Proxy shall be given either under its common seal or under the hand of any officer, attorney or person authorised to sign it.

3 To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or other authority, must reach the offices of the Proxy Processing Centre, Telford Road, Bicester OX26 4LD by 11 a.m. on Wednesday 11 July 2007.

4 The vote of the senior of joint holders who votes, whether in person or by proxy, will be acccepted to the exclusion of the votes of any other joint holder(s). Seniority shall be determined by the order of names in the register of members in respect of the joint holding.

5 Any alterations made to this Form of Proxy must be initialled.

6 A proxy need not be a member of the company.

7 Completion and return of a Form of Proxy does not prevent you from attending and voting in person if you should subsequently decide to do so.

8 The Form of Proxy shall confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting.

9 The vote withheld option enables you to abstain on a resolution but is not a vote in law either for or against the resolution.

10 Please indicate how you wish your vote to be cast. If no specific instruction is given, the proxy may vote or abstain at his/her discretion.

FORM OF PROXY

Barcode:

Investor Code:

Event Code:

I/We, the undersigned, being (a) member(s) of Provident Financial plc, hereby appoint the Chairman of the Meeting (see note 1)

as my/our proxy to attend and on a poll to vote for me/us on my/our behalf at the extraordinary general meeting of the company to be held on 13 July 2007 and at any adjournment thereof

RESOLUTION Please mark 'X' to indicate how you wish to vote

RESOLUTION	For	Against	Vote Withheld
1. To approve the demerger and related matters			
2. To update the company's authority to purchase its own shares			
3. To amend the terms of the Provident Financial Long Term Incentive Scheme 2006			
4. To approve the operation of the International Personal Finance plc Incentive Plan			
5. To approve the operation of the International Personal Finance plc Performance Share Plan			
6. To approve the operation of the International Personal Finance plc Exchange Share Scheme 2007			
7. To approve the operation of the International Personal Finance plc Employee Savings-Related Share Option Scheme			
8. To approve the operation of the International Personal Finance plc International Employee Savings-Related Share Option Scheme			

To assist with arrangements, if you intend attending the meeting in person please place an 'X' in the box opposite

Signature

Date

You may submit your proxy electronically at www.capitaregistrars.com.

BOWNE
U51790

Location

The Lincoln Centre is just minutes away from Holborn, Chancery Lane and Covent Garden underground stations and in the vicinity of the Eurostar Terminal at Waterloo.

Car

- Car Park available in Lincoln's Inn Fields
- NCP car parks in Drury Lane and Bloomsbury Square
- Taxi rank directly outside the centre

Tube

- Holborn – Piccadilly Line, Central Line
- Chancery Lane – Central Line
- Covent Garden – Piccadilly Line

Rail

- Waterloo Station
- Euston Station
- Liverpool Street Station

Bus

- Via Waterloo: 1; 171; 188; 211; 243; 341; 521.
- Via Euston: 59; 68; 91; 168.
- Via Liverpool Street: 8; 11; 242.

Business Reply
Licence Number
RRHB-RSXJ-GKCY

1

Proxy Processing Centre
Telford Road
BICESTER
OX26 4LD

PROVIDENT FINANCIAL

EGM ATTENDANCE CARD
THE PROVIDENT FINANCIAL COMPANY NOMINEE SCHEME

If you wish to vote electronically please log on to www.capitaregistrars.com for instructions

Notes on completion of Proxy Request Form

1 This Proxy Request Form should be sent to the Proxy Processing Centre, Telford Road, Bicester OX26 4LD no later than 11 a.m. on Tuesday 10 July 2007.

2 If you wish to attend the extraordinary general meeting, please delete section (b) and initial the amendment.

3 If you do not wish to attend the extraordinary general meeting, please delete section (a) and initial the amendment. Please indicate with an 'X' in the appropriate spaces how you wish your votes to be cast. The vote withheld option enables you to abstain on a resolution but is not a vote in law either for or against the resolution. The proxy will not vote unless a specific instruction is given.

4 If you do not delete either section (a) or section (b) you will be deemed to have deleted section (a).

5 In the case of joint holders, each holder should sign.

If you wish to attend the meeting, please bring this card with you and hand it in on arrival. This will facilitate entry for members of the Provident Financial Company Nominee Scheme. Please ensure that you also complete and return the Proxy Request Form in accordance with Note 2.

Signature of person attending

Barcode:

Investor Code:

PROXY REQUEST FORM
THE PROVIDENT FINANCIAL COMPANY NOMINEE SCHEME

Barcode:

Investor Code:

Event Code:

I/We, the undersigned, being (a) member(s) of the Provident Financial Company Nominee Scheme, either

a) request Capita IRG Trustees Limited to appoint me as its proxy to attend and vote for it at the extraordinary general meeting of Provident Financial plc to be held on 13 July 2007 and at any adjournment thereof, to the extent of the number of shares registered in my/our names, or
b) request Capita IRG Trustees Limited to appoint the Chairman of the meeting as my/our proxy to attend and on a poll to vote for me/us on my/our behalf in accordance with my/our instructions indicated below at the extraordinary general meeting to be held on 13 July 2007 and at any adjournment thereof, to the extent of the number of shares registered in my/our names.

RESOLUTION Please mark 'X' to indicate how you wish to vote	For	Against	Vote Withheld
1. To approve the demerger and related matters			
2. To update the company's authority to purchase its own shares			
3. To amend the terms of the Provident Financial Long Term Incentive Scheme 2006			
4. To approve the operation of the International Personal Finance plc Incentive Plan			
5. To approve the operation of the International Personal Finance plc Performance Share Plan			

RESOLUTION Please mark 'X' to indicate how you wish to vote	For	Against	Vote Withheld
6. To approve the operation of the International Personal Finance plc Exchange Share Scheme 2007			
7. To approve the operation of the International Personal Finance plc Employee Savings-Related Share Option Scheme			
8. To approve the operation of the International Personal Finance plc International Employee Savings-Related Share Option Scheme			

To assist with arrangements, if you intend attending the meeting in person please place an 'X' in the box opposite

You may submit your proxy electronically at www.capitaregistrars.com.

Signature **Date**

Location

The Lincoln Centre is just minutes away from Holborn, Chancery Lane and Covent Garden underground stations and in the vicinity of the Eurostar Terminal at Waterloo.

Car

- Car Park available in Lincoln's Inn Fields
- NCP car parks in Drury Lane and Bloomsbury Square
- Taxi rank directly outside the centre

Tube

- Holborn – Piccadilly Line, Central Line
- Chancery Lane – Central Line
- Covent Garden – Piccadilly Line

Rail

- Waterloo Station
- Euston Station
- Liverpool Street Station

Bus

- Via Waterloo: 1; 171; 188; 211; 243; 341; 521.
- Via Euston: 59; 68; 91; 168.
- Via Liverpool Street: 8; 11; 242.

Business Reply
Licence Number
RRHB-RSXJ-GKCY

1

Proxy Processing Centre
Telford Road
BICESTER
OX26 4LD

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your ordinary shares in Provident Financial plc, please send this document and the form of proxy to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

PROVIDENT FINANCIAL

ANNUAL GENERAL MEETING 2007

Notice of the annual general meeting is set out on pages 4 to 8 of this document. You will find accompanying this document a proxy form for use at the annual general meeting. The proxy form should be returned as soon as possible but, in any event, so as to be received by the Proxy Processing Centre, Telford Road, Bicester OX26 4LD by 12 noon on Monday 14 May 2007.

PROVIDENT FINANCIAL

Provident Financial plc

Registered office: Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ
(Registered in England No: 668987)

26 March 2007

To shareholders, members of the Provident Financial Company Nominee Scheme and, for information only, to option-holders under the Provident Financial share option schemes

Dear shareholder

Annual general meeting

I am pleased to send you details of the annual general meeting ("the AGM") of Provident Financial plc ("the company") which will be held on Wednesday 16 May 2007 at the Marriott Hollins Hall Hotel in Shipley, Bradford. The meeting will start at 12 noon. The formal Notice of the AGM is on pages 4 to 8 of this document.

1. The business to be considered at the AGM

The AGM will cover the usual business, which is dealt with in resolutions 1 to 13, as follows:

— Receipt of the directors' report and the financial statements.

— Approval of the directors' remuneration report.

— Declaration of a final dividend.

— Election of three directors.

— Re-election of five directors retiring under the company's Articles of Association.

— Reappointment of auditors and the directors' authority to pay them.

Resolutions 14 to 18 deal with additional matters. Resolution 14 confers authority on the company to make certain donations. Resolution 15 confers authority to enable the company to purchase its own shares. Resolution 16 gives the directors authority to allot shares in the company in certain circumstances. Resolutions 14 to 16 are similar to the resolutions which shareholders have passed in previous years. Resolution 17 increases the aggregate amount which the company may pay in fees to its non-executive directors. Resolution 18 makes a minor amendment to the existing Articles of Association of the company to take account of the Employment Equality (Age) Regulations 2006. We have explained the effect of each proposed resolution in the text contained in the Notice of the AGM.

2. Recommendation

The directors believe that all the resolutions to be considered at the AGM are in the best interests of the company and its shareholders. The directors will be voting in favour of the proposed resolutions in respect of their beneficial shareholdings in the company amounting to 70,692 shares, which represent approximately 0.03% of the issued share capital of the company. They recommend that you vote in favour of them all.

3. What to do next

If you hold shares in the company, you are entitled to attend the AGM and vote on the resolutions proposed. It is important to us that our shareholders have the opportunity to vote even if they are unable to come to the meeting. If you are unable to come to the AGM, you can use a proxy voting form to nominate someone else to come to the meeting and vote for you (this person is called a proxy). You can, if you wish, nominate me to vote on your behalf. To appoint a proxy, you need to send back the proxy voting form enclosed with this letter to the Proxy Processing Centre of Capita Registrars by 12 noon on Monday 14 May 2007, or you can appoint a proxy electronically via the internet. In addition, members of

CREST may use the CREST electronic proxy appointment service. There is further information on what you need to do if you want to appoint a proxy in Schedule 1 on page 9 of this document. Detailed instructions for CREST members are contained in Schedule 2 on page 10 of this document. Even if you appoint a proxy you can still come to the AGM and vote instead of your proxy.

If you are a member of the Provident Financial Company Nominee Scheme, you should request Capita IRG Trustees Limited to appoint you as a proxy if you wish to attend and vote on the resolutions at the AGM. If you are unable to come to the AGM, you may instruct Capita IRG Trustees Limited to vote in accordance with your instructions. In both cases, you should send back the proxy request form enclosed with this letter (or appoint a proxy or give instructions electronically) by 12 noon on Friday 11 May 2007. There is further information on how to do this in Schedule 1 on page 9 of this document.

Yours faithfully

John van Kuffeler

Chairman

Provident Financial plc

(Registered in England No: 668987)

NOTICE OF ANNUAL GENERAL MEETING

The forty-seventh annual general meeting ("the AGM") of Provident Financial plc ("the company") will be held at 12 noon on Wednesday 16 May 2007 at the Marriott Hollins Hall Hotel & Country Club, Hollins Hill, Baildon, Shipley, West Yorkshire BD17 7QW for the following purposes.

Directors' report and financial statements

Resolution 1 will be proposed as an ordinary resolution.

1. To receive the directors' report and the audited financial statements of the company for the year ended 31 December 2006.

The directors' report and the audited financial statements of the company for the year ended 31 December 2006 are enclosed ("the annual report") and will be presented to shareholders at the AGM. The annual report may also be accessed on the company's website at www.providentfinancial.com.

Directors' remuneration report

Resolution 2 will be proposed as an ordinary resolution.

2. To approve the directors' remuneration report for the year ended 31 December 2006.

The directors' remuneration report is contained in the annual report. It may also be accessed on the company's website at www.providentfinancial.com.

Dividend

Resolution 3 will be proposed as an ordinary resolution.

3. To declare a final dividend of 22.02p per share on the ordinary shares of 10 $^{4}/_{11}$p each in respect of the year ended 31 December 2006 payable on 25 May 2007 to the holders of such ordinary shares on the register of members of the company on 10 April 2007.

Shareholders must approve the final dividend for each ordinary share. However, the final dividend cannot be more than the amount which the directors recommend (which is 22.02p for each ordinary share). Under the Articles of Association of the company the directors can pay interim dividends (these are dividend payments made during the year). The final dividend proposed in this resolution is in addition to the interim dividend of 14.48p for each ordinary share which was paid on 20 October 2006.

Election of directors

Resolutions 4, 5 and 6 will be proposed as ordinary resolutions.

4. To elect Tony Hales.

5. To elect Robert Hough.

6. To elect Christopher Rodrigues.

Tony Hales was appointed to the board on 14 October 2006. Robert Hough was appointed to the board on 1 February 2007. Christopher Rodrigues was appointed to the board on 26 January 2007. Under the Articles of Association they will hold office only until the AGM when they will be eligible for election.

Tony Hales, Robert Hough and Christopher Rodrigues have all confirmed that they will stand for election. There is further information about each of these directors in Schedule 3 on pages 11 to 12 of this document.

Re-election of directors who are retiring under the Articles of Association

Resolutions 7, 8, 9, 10 and 11 will be proposed as ordinary resolutions.

7. To re-elect Peter Crook.

8. To re-elect Charles Gregson.

9. To re-elect John Harnett.

10. To re-elect John Maxwell.

11. To re-elect John van Kuffeler.

The Articles of Association of the company state that a third of the directors must retire at the AGM. (This does not include directors appointed by the board since the last AGM). Furthermore, each director must offer himself for re-election every three years and annually once he has served for nine years. All these directors have confirmed that they will stand for re-election. There is information about all of these directors and the board committees on which they sit in Schedule 3 on pages 11 to 12 of this document.

In accordance with the Combined Code it is confirmed that formal performance evaluation has been carried out and that each of these directors continues to be an effective member of the board and to demonstrate commitment to the role.

Charles Gregson, the non-executive joint Deputy Chairman, was first elected to the board as a non-executive director on 19 April 1995 and thus on 19 April 2007 twelve years will have elapsed since his first election. Notwithstanding this, the board has determined him to be independent in character and judgement. In coming to this decision the board considered all the relevant circumstances but ultimately concluded that a term of office of twelve years had not changed Charles Gregson's status, given that independence is ultimately determined by state of mind. He continues to make a distinct and strong contribution to strategy discussions and his experience of international businesses is a particular asset to the group as it continues with its international expansion. In 2006 the nomination committee reviewed the structure and composition of the board. It took the view that the current non-executive directors bring an appropriate balance of skills and expertise to the board. Furthermore, although Charles Gregson has served for twelve years, one non-executive director has served for less than four years and two have served for less than one year; these more recent appointments have ensured that the board has been refreshed and remains appropriately balanced.

Reappointment and remuneration of auditors

Resolutions 12 and 13 will be proposed as ordinary resolutions.

12. THAT PricewaterhouseCoopers LLP be reappointed auditors of the company to hold office until the conclusion of the next general meeting at which accounts are laid before the company.

13. THAT the directors be authorised to determine the auditors' remuneration.

The company is obliged by law to reappoint its auditors annually. The audit committee considered the reappointment of PricewaterhouseCoopers LLP at its meeting in February 2007 and recommended this to the board.

Authority pursuant to the Political Parties, Elections and Referendums Act 2000

Resolution 14 will be proposed as an ordinary resolution.

14. THAT the company be authorised to:

14.1 make donations to EU political organisations; and

14.2 incur EU political expenditure;

in an aggregate amount not exceeding £50,000 during the period beginning on the date of the passing of this resolution and ending on the date of the annual general meeting of the company in 2008. For the purposes of this resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings given to them in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

This resolution renews the resolution that was passed at the 2006 annual general meeting and seeks approval from shareholders to enable the company to make donations or incur expenditure which it would otherwise be prohibited from making or incurring by the Political Parties, Elections and Referendums Act 2000 ("the Act").

Amongst other things, the Act prohibits companies from making donations or incurring expenditure in excess of an aggregate of £5,000 in relation to political organisations situated within the European Union in the twelve month period following the date of their first annual general meeting after the new legislation came into effect (and in each

succeeding twelve month period), unless such donations and expenditure have been approved in advance by the company's shareholders.

The company does not currently make donations to political parties situated within the European Union and does not intend to do so in the future. However, the Act contains wide definitions of "donations", "EU political expenditure" and "EU political parties" and, as a result, it is possible that the company may be prohibited from supporting bodies which it is in the shareholders' interests for the company to support; for example, bodies concerned with policy review or law reform, with the representation of the business community or sections of it or special interest groups. If this resolution is passed the company will be authorised to make donations and incur expenditure which might otherwise be prohibited by the legislation, up to a limit of, in aggregate, £50,000. The directors consider that the authority is necessary to provide the company with comfort that it will not, because of uncertainties as to the scope and interpretation of the legislation, unintentionally commit a technical breach of it. It will also allow the company to provide financial and other support to organisations which it is in shareholders' interests for the company to support.

Authority for the company to purchase its own shares

Resolution 15 will be proposed as a special resolution.

15. THAT the company is authorised, generally and without conditions, to make market purchases (within the meaning of section 163 of the Companies Act 1985) of its own ordinary shares of 10 $\frac{4}{11}$p each ("ordinary shares"), provided that:

15.1 the company may not purchase more than 25,635,000 ordinary shares;

15.2 the minimum price which the company may pay for each ordinary share is the nominal value;

15.3 the maximum price (excluding expenses) which the company may pay for each ordinary share is 5% over the average of the middle-market price of an ordinary share, based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company agrees to purchase the ordinary shares;

15.4 this authority will last from the date of this annual general meeting until the end of the next annual general meeting or, if earlier, 15 May 2008; and

15.5 the company may agree, before the authority ends, to purchase ordinary shares even though the purchase is, or may be, completed after the authority ends.

This resolution renews the resolution that was passed at the 2006 annual general meeting giving the company authority to purchase its own shares in the market up to a maximum of approximately 10% of the issued ordinary share capital of the company. No shares were purchased pursuant to that authority. The resolution sets out the maximum number of shares which may be purchased, which is approximately 10% of the issued share capital of the company as at 23 March 2007, the highest and lowest prices which may be paid and the date when this authority runs out. If any shares are purchased, they will be either cancelled or held in treasury. Any such decision will be made by the directors at the time of purchase on the basis of the shareholders' best interests. If the directors decide to hold such shares as treasury shares, any subsequent issue of these treasury shares for the purposes of equity based incentive schemes will be treated as being included in the 10% dilution limit in those schemes.

The directors are committed to managing the capital of the company effectively. Any purchases would be made only if to do so would result in an increase in earnings per share of the company and would be in the best interests of shareholders generally. Earnings per share is the profit after tax of the company divided by the weighted average number of shares in issue during the year. The directors have no present intention of making purchases of the company's shares pursuant to this authority.

Power to allot shares for cash

Resolution 16 will be proposed as a special resolution.

16. THAT the directors be authorised pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash pursuant to the general authority conferred by Resolution 7 as set out in the notice of meeting in relation to the 2003 annual general meeting (which gave the directors power to allot shares up to an aggregate nominal amount of £8,780,000 up until 29 April 2008) and sell relevant shares (as defined in section 94 of the Companies Act 1985) held by the company as treasury shares (as defined in section 162A of the Companies Act

1985) for cash, as if section 89(1) of the Companies Act 1985 did not apply to such allotment or sale, provided that this power shall be limited to allotments of equity securities and the sale of treasury shares:

16.1 in connection with or pursuant to an offer by way of rights, open offer or other pre-emptive offer to the holders of ordinary shares in the capital of the company in proportion (as nearly as may be) to the number of ordinary shares then held by them (subject to any exceptions which the directors believe are necessary or expedient in relation to fractional entitlements or legal and practical problems under the laws of any country or the requirements of any regulatory body or stock exchange of any country); and

16.2 otherwise than pursuant to section 16.1 above, up to an aggregate nominal amount of £1,328,606;

and shall expire on 15 May 2008, provided that the company may before that date make an offer or agreement which would or might require equity securities to be allotted or treasury shares to be sold after that date and the directors shall be entitled to allot such securities or sell treasury shares accordingly in pursuance of such offer or agreement as if the power conferred by this agreement had not expired.

Resolution 7 passed at the 2003 annual general meeting gave the directors power to allot shares up to an aggregate nominal amount of £8,780,000 up until 29 April 2008. Resolution 15 passed at the 2006 annual general meeting gave the directors authority to allot shares for cash up to an aggregate nominal amount of £1,323,955 up until 16 May 2007. No shares were issued pursuant to these authorities. It is now proposed to seek further authority to allot shares for cash.

This resolution gives the directors power to allot equity securities in exchange for cash and to sell treasury shares other than to existing holders of ordinary shares in proportion to their holdings. Equity securities are ordinary shares in the company (but do not include shares which are allotted under employees' share schemes). This power is limited to an offer of equity securities by way of a rights issue or an open offer or similar procedure under which a company offers existing shareholders the chance to acquire new shares. The number of shares they can acquire depends on the number of shares they already own. This is one way by which companies can raise extra capital. However, the rules in some countries make it difficult to include shareholders in those countries in such offers. The power given by this resolution means that the directors can make separate arrangements for those shareholders. The directors may also make separate arrangements for any fractions of shares which are left over.

In addition, this power allows the directors to issue ordinary shares for cash or sell treasury shares without first having to offer the shares to existing shareholders, up to a maximum of 12,819,890 shares. This is 5% of the issued ordinary share capital of the company on 23 March 2007.

The Association of British Insurers have issued guidelines recommending that a company should not issue shares for cash (without first offering them to existing shareholders) in any one year in excess of 5% of the issued ordinary share capital of the company as shown in its last financial statements and in excess of an aggregate of 7.5% in any rolling period of three years. It is the company's intention to comply with these guidelines.

The company does not currently hold any treasury shares.

Directors' fees

Resolution 17 will be proposed as an ordinary resolution.

THAT the amount of £300,000 specified in Article 95 of the Articles of Association be and is hereby increased to £400,000.

Article 95 enables the company to pay fees to its directors, subject to a limit of £300,000 or such higher amount as may be decided by ordinary resolution of the company. Currently, the company has five non-executive directors and the fee paid to each is £45,000 a year. The Chairman is employed under a service agreement and thus receives a salary. The fee paid to non-executive directors was reviewed and increased with effect from 1 January 2007. The company has no current intention of further increasing the fee but wishes to retain the flexibility, should market forces make it necessary, to increase the fee in future.

Amendment of Articles of Association

Resolution 18 will be proposed as a special resolution.

18. THAT Article 87 be and is hereby amended by the deletion of the following words in line 11: "if he is 70 or over at the date of the meeting or ".

To take account of the Employment Equality (Age) Regulations 2006, it is proposed to delete the requirement in the Articles of Association for a director aged 70 or over to stand for re-election annually.

Registered office:
Colonnade
Sunbridge Road
Bradford
West Yorkshire
BD1 2LQ

By order of the board:
Rosamond J Marshall Smith
General Counsel
and Company Secretary
26 March 2007

Schedule 1

Important information about the annual general meeting ("the AGM")

1. General

This is the formal Notice to shareholders of the AGM and gives you information as to the date, time and place and the business to be considered at the meeting (resolutions 1 to 18). **It is an important document. If there is anything you do not understand, please talk to an appropriate professional adviser.** If you attend the AGM, please bring with you the admission card which is attached to the proxy voting form.

2. What to do if you have recently sold or transferred all your Provident Financial shares

Please send this Notice and the proxy form to the person who sold the shares for you. He/she can then send them to the new owner of the shares. To have the right to come and vote at the AGM, you must hold shares in the company and your shareholding must be entered on the register of members by 5.00 pm on Monday 14 May 2007. If you are a member of the Provident Financial Company Nominee Scheme, please read paragraph 4 below.

3. How to appoint a proxy

If you cannot come to the AGM, you can appoint another person or persons (your proxy or proxies) to come to the meeting and vote for you. A proxy does not have to be a shareholder. To appoint a proxy, you need to fill in the proxy voting form enclosed in accordance with the instructions contained in the form. If the proxy voting form is returned without an indication as to how your proxy should vote on any particular resolution, then the proxy is entitled to exercise his/her discretion as to whether and, if so, how to vote. Send the form to the Proxy Processing Centre, Telford Road, Bicester OX26 4LD so as to reach them by **12 noon on Monday 14 May 2007. Please allow sufficient time for your proxy to be delivered.** Alternatively, you can appoint a proxy electronically via the internet. To do this, you should log on to the website of Capita Registrars at **www.capitaregistrars.com** and follow the instructions. Even if you appoint a proxy you can still come to the AGM and vote instead of your proxy. Detailed instructions for CREST members wishing to utilise the CREST electronic proxy appointment service are contained in Schedule 2 on page 10 of this document.

4. The Provident Financial Company Nominee Scheme

The shares of members of the Provident Financial Company Nominee Scheme are held by Capita IRG Trustees Limited. Members who wish to attend the meeting, speak and vote should request Capita IRG Trustees Limited to appoint them as a proxy by completing the proxy request form which is enclosed. Members who are unable to attend the AGM may complete the proxy request form to indicate to Capita IRG Trustees Limited how they wish them to vote. Send the form to the Proxy Processing Centre, Telford Road, Bicester OX26 4LD so as to reach them by **12 noon on Friday 11 May 2007.** If you come to the AGM, please bring with you the admission card which is attached to the proxy request form.

5. CREST

If your shares are held through the CREST system, your shareholding must be on the register not later than 5.00 pm on Monday 14 May 2007 for you to have the right to attend and vote at the meeting in respect of the number of shares registered in your name at that time.

6. Documents you can look at

You can look at the Articles of Association, the directors' service contracts (or, as relevant, letters of appointment), and the register of their interests in the shares of the company during normal business hours (9.00 am to 5.00 pm on weekdays) at the company's registered office, Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ. You can also see the above documents at the AGM from 11.00 am prior to the meeting and during the meeting. Furthermore, the Articles of Association can be accessed on the company's website at **www.providentfinancial.com.**

Schedule 2

Instructions for electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message ("CREST proxy instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The CREST proxy instruction must, in order to be valid, be transmitted so as to be received by the company's agent, Capita Registrars (ID RA10) by **12 noon on Monday 14 May 2007**. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. Please refer to the CREST Manual for further guidance.

Please allow sufficient time for transmission of the CREST proxy instruction.

Schedule 3

Biographical details of the directors standing for election and re-election

Peter Crook
Managing Director, UK home credit, age 43

Qualified as a chartered accountant in 1988, having graduated in economics. Between 1990 and 1997 he held a number of different roles within Halifax plc. He then moved to Barclays plc, becoming UK Managing Director of Barclaycard in 2000 and Managing Director of UK Consumer Finance in 2004. He joined Provident Financial in 2005 as Managing Director of UK home credit and was appointed to the board in March 2006. He is responsible for the group's UK businesses. He is a member of the executive committee.

Charles Gregson
Joint Deputy Chairman and independent non-executive director, age 59

Qualified as a solicitor in 1972 having graduated in history and law. He joined the board of Provident Financial in 1995 as a non-executive director and was appointed Deputy Chairman in 1997. He is a director of United Business Media plc and has had responsibility for a number of its businesses (including film studio management, consumer finance, stock photography, market research and news distribution). In addition, he is non-executive Chairman of ICAP plc, which provides specialist intermediary broking services to commercial banks and investment banks. He is a member of the nomination committee and the risk advisory committee.

Tony Hales
Independent non-executive director, age 58

Graduated in chemistry. He joined the board of Provident Financial in October 2006 as a non-executive director. He is currently Chairman of British Waterways and Workspace PLC and has previously served as a non-executive director of Reliance Security Group plc, Aston Villa plc and HSBC Bank plc and as Chief Executive of Allied Domecq plc. He is Chairman of the risk advisory committee and a member of the audit committee, the nomination committee and the remuneration committee.

John Harnett
Managing Director, international, age 52

Qualified as a chartered accountant in 1981 having graduated in business studies. He joined the group in 1999 and was appointed to the board as Finance Director. He became Managing Director of the international business in May 2006. He has previously held positions as Finance Director of Allied Colloids PLC and of Holliday Chemical Holdings plc. He is a member of the executive committee.

Robert Hough
Independent non-executive director, age 61

Qualified as a solicitor in 1970 having graduated in law. He was appointed to the board of Provident Financial in February 2007 as a non-executive director. He was executive Deputy Chairman of Peel Holdings p.l.c. for 15 years until 2002. He is now non-executive Deputy Chairman of Peel Holdings (Management) Limited and Chairman of Peel Airports Limited. He is also non-executive Chairman of Cheshire Building Society and a non-executive director of Alfred McAlpine plc and Styles & Wood Group plc. He is a member of the audit committee, the nomination committee, the remuneration committee and the risk advisory committee.

John Maxwell
Independent non-executive director, age 62

Qualified as a chartered accountant in 1967. He joined the board of Provident Financial in 2000. He is a non-executive director of Royal & Sun Alliance Insurance Group plc and Homeserve plc. He is also Chairman of the Institute of Advanced Motorists, a director of the Royal Automobile Club and a trustee of the RAF Benevolent Fund. He is Chairman of the audit committee and a member of the nomination committee, the remuneration committee and the risk advisory committee.

Christopher Rodrigues

Joint Deputy Chairman and Chairman of the international business, age 57

Graduated with a degree in economics and economic history and an MBA. He joined the board of Provident Financial in January 2007 as joint Deputy Chairman and Chairman of the international business. He is a non-executive director of Ladbrokes plc and Chairman of VisitBritain. Between 2000 and 2004 he was Chief Executive of Bradford & Bingley plc and was formerly Chief Executive of Thomas Cook. He is also a former President and Chief Executive of Visa International and was a founding board member of the Financial Services Authority. He is Deputy Chairman of the executive committee and a member of the nomination committee and the risk advisory committee.

John van Kuffeler

Chairman, age 58

Graduated with a degree in economics and qualified as a chartered accountant in 1973. He joined Provident Financial in 1991 as Chief Executive and was appointed Executive Chairman in 1997. He became non-executive Chairman in 2002. From 1 January 2007, he has been acting Chief Executive; this is expected to continue only until the proposed demerger. He is currently Chairman of Huveaux PLC and was formerly group Chief Executive of Brown Shipley Holdings PLC. He is Chairman of the executive committee and the nomination committee.

PROVIDENT FINANCIAL

AGM ATTENDANCE CARD

THE PROVIDENT FINANCIAL COMPANY NOMINEE SCHEME

If you wish to vote electronically please log on to www.capitaregistrars.com for instructions

Notes on completion of Proxy Request Form

1. This Proxy Request Form should be sent to the Proxy Processing Centre, Telford Road, Bicester OX26 4LD no later than 12 noon on Friday 11 May 2007.
2. If you wish to attend the annual general meeting, please delete section (b) and initial the amendment.
3. If you do not wish to attend the annual general meeting, please delete section (a) and initial the amendment. Please indicate with an 'X' in the appropriate spaces how you wish your votes to be cast. The vote withheld option enables you to abstain on a resolution but is not a vote in law either for or against the resolution. The proxy will not vote unless a specific instruction is given.
4. If you do not delete either section (a) or section (b) you will be deemed to have deleted section (a).
5. In the case of joint holders, each holder should sign.

If you wish to attend the meeting, please bring this card with you and hand it in on arrival. This will facilitate entry for members of the Provident Financial Company Nominee Scheme. Please ensure that you also complete and return the Proxy Request Form in accordance with Note 2.

Signature of person attending

Barcode:

Investor Code:

PROXY REQUEST FORM

THE PROVIDENT FINANCIAL COMPANY NOMINEE SCHEME

Bar Code:

Investor Code:

I/We, the undersigned, being (a) member(s) of the Provident Financial Company Nominee Scheme, either

Event Code:

a) request Capita IRG Trustees Limited to appoint me as its proxy to attend and vote for it at the annual general meeting of Provident Financial plc to be held on 16 May 2007 and at any adjournment thereof, to the extent of the number of shares registered in my/our names, or

b) request Capita IRG Trustees Limited to appoint the Chairman of the meeting as my/our proxy to attend and on a poll to vote for me/us on my/our behalf in accordance with my/our instructions indicated below at the annual general meeting to be held on 16 May 2007 and at any adjournment thereof, to the extent of the number of shares registered in my/our names.

RESOLUTIONS **Please mark 'X' to indicate how you wish to vote**

	Resolution	For	Against	Vote Withheld
1	To receive the directors' report and the financial statements			
2	To approve the directors' remuneration report			
3	To declare a final dividend			
4	To elect Tony Hales as a director			
5	To elect Robert Hough as a director			
6	To elect Christopher Rodrigues as a director			
7	To re-elect Peter Crook as a director			
8	To re-elect Charles Gregson as a director			
9	To re-elect John Harnett as a director			

RESOLUTIONS **Please mark 'X' to indicate how you wish to vote**

	Resolution	For	Against	Vote Withheld
10	To re-elect John Maxwell as a director			
11	To re-elect John van Kuffeler as a director			
12	To reappoint auditors			
13	To authorise remuneration of the auditors			
14	To grant authority pursuant to the Political Parties, Elections and Referendums Act 2000			
15	To authorise the company to purchase its own shares			
16	To authorise the directors to allot shares for cash			
17	Article 95 of the Articles of Association be increased to £400,000			
18	Article 87 of the Articles of Association be amended			

To assist with arrangements, if you intend attending the meeting in person please place an 'X' in the box opposite

Signature **Date**

You may submit your proxy electronically at www.capitaregistrars.com

DIRECTIONS TO THE MARRIOTT HOTEL & COUNTRY CLUB


Marriott
Guiseley Station
OTLEY ROAD
A65
A6038
B6153
PARK ROAD
LEEDS ROAD
A65 NEW ROAD
HOLLINS HILL
OTLEY ROAD A6038
OLD MILL ROAD
COMMERCIAL ST
LEEDS ROAD A657
GREEN LANE
A658
A658-
Harrogate, A1(M),
the North &
Leeds/Bradford
Airport
Start
here
A658-
Bradford
A65-
Leeds
Start
here
A6038
(North)
0,0 km
0,5 km
1,1 km
1,3 km
3,1 km
4,0 km
4,7 km
1,8 km
Bradford (A6037)
Shipley A6038
Skipton (A65)
Otley A6038
Marriott
Hollins Hall
Hotel
Skipton A6038 (A650)
Otley A6038
Ilkley (A65)
Salts Mill
Skipton A657
Leeds A657
Otley A6038
Ilkley (A65)
Skipton A65
Bradford
Leeds
A65
Skipton
A65
Leisure
Centre

How to get there

By car

Take J26 off M62, join M606 to the end, follow A6177 Ring Road East. At 3rd roundabout take 1st left onto A650 towards Bradford. Follow this road to Shipley, turn right at traffic lights onto A6038. Continue on A6038 for 3 miles travelling towards Baildon, at traffic lights with "Junction" pub do not turn left into Baildon, continue straight on; hotel is located on left hand side of Hollins Hill.

FROM LEEDS follow A65, through Guiseley, follow signs for Shipley. Turn left onto A6038, hotel is on right hand side.

By train

Guiseley Station is approximately 2 miles from the hotel. Either catch a taxi from outside the railway station or follow the route on the map shown.

Business Reply
Licence Number
RRHB-RSXJ-GKCY

1

Proxy Processing Centre
Telford Road
BICESTER
OX26 4LD

PROVIDENT FINANCIAL

AGM ATTENDANCE CARD

If you wish to vote electronically please refer to paragraph 3 on page 9 of the notice of annual general meeting

Notes on completion of Form of Proxy

1 If you wish you may delete the words "the Chairman of the Meeting" and enter the name and address of your own choice of proxy. Please initial that alteration.

2 In the case of an individual, the Form of Proxy must be signed by the appointor or by his/her attorney; in the case of a corporation, the Form of Proxy shall be given either under its common seal or under the hand of any officer, attorney or person authorised to sign it.

3 To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or other authority, must reach the offices of the Proxy Processing Centre, Telford Road, Bicester OX26 4LD by 12 noon on Monday 14 May 2007.

4 The vote of the senior of joint holders who votes, whether in person or by proxy, will be acccepted to the exclusion of the votes of any other joint holder(s). Seniority shall be determined by the order of names in the register of members in respect of the joint holding.

5 Any alterations made to this Form of Proxy must be initialled.

6 A proxy need not be a member of the company.

7 Completion and return of a Form of Proxy does not prevent you from attending and voting in person if you should subsequently decide to do so.

8 The Form of Proxy shall confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting.

9 The vote withheld option enables you to abstain on a resolution but is not a vote in law either for or against the resolution.

10 Please indicate how you wish your vote to be cast. If no specific instruction is given, the proxy may vote or abstain at his/her discretion.

If you wish to attend the meeting, please bring this card with you and hand it in on arrival. This will facilitate entry for shareholders.

Signature of person attending

Barcode:

Investor Code:

FORM OF PROXY

Bar Code:

Investor Code:

Event Code:

I/We, the undersigned, being (a) member(s) of Provident Financial plc, hereby appoint the Chairman of the Meeting (see note 1)

as my/our proxy to attend and on a poll to vote for me/us on my/our behalf at the annual general meeting of the company to be held on 16 May 2007 and at any adjournment thereof

RESOLUTIONS

Please mark 'X' to indicate how you wish to vote

	Resolution	For	Against	Vote Withheld
1	To receive the directors' report and the financial statements			
2	To approve the directors' remuneration report			
3	To declare a final dividend			
4	To elect Tony Hales as a director			
5	To elect Robert Hough as a director			
6	To elect Christopher Rodrigues as a director			
7	To re-elect Peter Crook as a director			
8	To re-elect Charles Gregson as a director			
9	To re-elect John Harnett as a director			
10	To re-elect John Maxwell as a director			
11	To re-elect John van Kuffeler as a director			
12	To reappoint auditors			
13	To authorise remuneration of the auditors			
14	To grant authority pursuant to the Political Parties, Elections and Referendums Act 2000			
15	To authorise the company to purchase its own shares			
16	To authorise the directors to allot shares for cash			
17	Article 95 of the Articles of Association be increased to £400,000			
18	Article 87 of the Articles of Association be amended			

To assist with arrangements, if you intend attending the meeting in person please place an 'X' in the box opposite

Signature

Date

You may submit your proxy electronically at www.capitaregistrars.com

DIRECTIONS TO THE MARRIOTT HOTEL & COUNTRY CLUB

How to get there

By car

Take J26 off M62, join M606 to the end, follow A6177 Ring Road East. At 3rd roundabout take 1st left onto A650 towards Bradford. Follow this road to Shipley, turn right at traffic lights onto A6038. Continue on A6038 for 3 miles travelling towards Baildon, at traffic lights with "Junction" pub do not turn left into Baildon, continue straight on; hotel is located on left hand side of Hollins Hill.

FROM LEEDS follow A65, through Guiseley, follow signs for Shipley. Turn left onto A6038, hotel is on right hand side.

By train

Guiseley Station is approximately 2 miles from the hotel. Either catch a taxi from outside the railway station or follow the route on the map shown.



OTLEY ROAD
A65
Guiseley Station
A6038
B6153
PARK ROAD
LEEDS ROAD
3,1 km
1,8 km
A65 NEW ROAD
A658-
Harrogate, A1(M),
the North &
Leeds/Bradford
Airport
A658
Start
here
HOLLINS HILL
4,0 km
4,7 km
0,0 km
1,3 km
1,1 km
OLD MILL ROAD
COMMERCIAL ST
LEEDS ROAD A657
GREEN LANE
A658-
Bradford
A65-
Leeds
Start
here
0,0 km
0,5 km

Business Reply
Licence Number
RRHB-RSXJ-GKCY

Proxy Processing Centre
Telford Road
BICESTER
OX26 4LD

END